Form 20-F
period 2024-03-31
ARM HOLDINGS PLC /UK
filed 2024-05-29
CIK 1973239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________
For the transition period from ____________________ to ____________________
Commission File Number: 001-41800
Arm Holdings plc

(Exact name of registrant as specified in its charter)
England and Wales

(Jurisdiction of incorporation or organization)
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom
Tel: 44 (1223) 400 400

(Address of principal executive offices)
Spencer Collins
Arm Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom
Tel: 44 (1223) 400 400

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share, nominal value £0.001 per share	ARM	The Nasdaq Stock Market LLC
Ordinary shares, nominal value £0.001 per share	*	The Nasdaq Stock Market LLC*
* Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of ordinary shares outstanding of Arm Holdings plc as of March 31, 2024 was 1,040,330,497.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer	☐	Accelerated filer	☐	Non-Accelerated filer	☒	Emerging Growth Company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Item 18.	Financial Statements	198
Item 19.	Exhibits	199
Signature		201
GENERAL INFORMATION
All references in this Annual Report on Form 20-F (this “Annual Report”) to “Arm,” the “Company,” “we,” “us” and “our” refer to (i) Arm Limited and its consolidated subsidiaries prior to the completion of our corporate reorganization, (ii) Arm Holdings Limited and its consolidated subsidiaries after the completion of our corporate reorganization and prior to the re-registration of Arm Holdings Limited as a public limited company and (iii) Arm Holdings plc and its consolidated subsidiaries after the re-registration of Arm Holdings Limited as a public limited company.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Our fiscal year ends on March 31 of each year. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the U.S. (“GAAP”). We present our consolidated financial statements in U.S. dollars (“USD”).
We have historically conducted our business through Arm Limited. As a result of the corporate reorganization between entities under common control, the historical consolidated financial statements of the Company were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization. Our corporate reorganization is described in the section titled “Item 4. Information on the Company—A. History and Development of the Company—Corporate Reorganization.”
The financial information contained in this Annual Report does not amount to statutory accounts within the meaning of section 434(3) of the U.K. Companies Act 2006 (the “Companies Act”).
INDUSTRY AND MARKET DATA
This Annual Report contains estimates, projections and other information concerning our industry, our business and the markets for our products, including, but not limited to, our general expectations and market position, market opportunity and market size. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we are responsible for the accuracy of such information and believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Statements regarding our future and projections relating to revenue, cost of sales, operating expenses, income (loss), and potential growth opportunities are typical of such statements. The forward-looking statements appear in a number of places, including, but not limited to, “Item 5. Operating and Financial Review and Prospects.” Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward looking statements. Such risks and uncertainties include, but are not limited to:
•our future financial performance, including our expectations regarding our revenues, cost of sales, gross profit, operating expenses and other operating results, as well as our ability to maintain profitability;
•our dependence on the semiconductor and electronics industries and the demand for the products of our customers;
•our dependence on the compatibility of our products with the manufacturing and design processes of our customers;
•our reliance on third parties to market and sell chips and end products incorporating our products, as well as add value to our licensed products;
•our dependence on a limited number of customers for a significant portion of our revenue;
•our ability to attract new customers and sell additional products to our existing customers;
•the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel;
•our ability to adequately fund our research and development efforts;
•risks related to the availability of development tools, systems software, electronic design automation (“EDA”) tools and operating systems compatible with our architecture;
•our ability to protect our proprietary products and our brand, and the costs of protecting such intellectual property (“IP”) rights, particularly as a result of litigation;
•fluctuation and unpredictability of our results;
•our ability to verify royalty amounts owed to us under our licensing agreements;
•risks related to foreign exchange fluctuations;
•changes in our effective tax rate;
•risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth;
•risks associated with the slow development of the market for our connectivity, device and data management platform;
•the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data;
•our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements;
•risks associated with the interests of SoftBank Group Corp., our controlling stockholder (“SoftBank Group”), conflicting with the interests of other holders of our ordinary shares, nominal value £0.001 per share (“ordinary shares”), and American depositary shares, each of which represents the right to receive one ordinary share (“ADSs”), may be evidenced by American depositary receipts (“ADRs”);

•effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control; and
•other factors relating to our financial condition and arrangements.
We caution that you should not place undue reliance on any of our forward-looking statements. For a further discussion of these and other factors that could affect our future results, performance, or transactions, see the factors discussed in “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” of this Annual Report. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so except as required by applicable laws.
PART I
Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.    Oﬀer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
A.    [Reserved]
B.    Capitalization and indebtedness
Not applicable.
C.    Reasons for the oﬀer and use of proceeds
Not applicable.
D.    Risk Factors
In addition to the other information contained in this Annual Report and in other documents we file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”), the following risk factors should be considered in evaluating our business. The occurrence of any of the events or developments described below could materially harm our business, financial condition, results of operations and prospects. In such an event, the market price of our ADSs could decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially impair our business operations.
Summary of Risk Factors
Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following, which are more fully described below:
Risks Relating to Our Business and Industry
•Demand for our products and services primarily depends on trends in the semiconductor and electronics industries and the demand for the products of our customers and our customers’ customers.
•Demand for our products and services depends substantially on their acceptance by semiconductor and systems companies and their compatibility with, and the costs of, the design and manufacturing processes of our customers.
•We face intense competition and could lose market share to our competitors.
•If we are unable to attract new customers and sell additional products to our existing customers, our business, results of operations, financial condition and prospects may be materially and adversely affected.

•We rely on third parties to market and sell chips incorporating our products and to enhance the value of our licensed products.
•Our results of operations, particularly our licensing and royalty revenues, can vary significantly between periods and may be unpredictable.
•Customers may decide to license our architecture and develop their own processors based on our architecture, rather than utilize our processor products pursuant to an implementation license.
•A significant portion of our total revenue comes from a limited number of customers, which exposes us to greater risks than if our customer base were more diversified.
•Consolidation in the semiconductor and electronics industries could have a material adverse effect on our business, results of operations, financial condition and prospects.
•Our revenues predominantly come from a limited number of end markets.
•If we fail to develop new products in response to, or in anticipation of, rapid technological changes in our industry or the industries we serve, our business may be materially and adversely affected.
•Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.
•Our concentration of revenue from the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan (the “PRC”) market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.
•We depend on our commercial relationship with Arm Technology (China) Co. Limited (“Arm China”) to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected.
•Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.
•Our business and future operating results may be materially and adversely affected by global economic conditions and other events outside of our control.
•The semiconductor industry relies on a limited number of manufacturers whose operations tend to be concentrated in certain geographic regions to manufacture chips and other products, and developments that adversely affect such regions could have a material adverse effect on our business, results of operations, financial condition and prospects.
•If our products do not conform to, or are not compatible with, existing or emerging industry standards, demand for our products may decrease.
•Failure to obtain, maintain, protect, defend or enforce our IP rights could impair our ability to protect our proprietary products and our brand, and the costs of obtaining, maintaining, protecting, defending and enforcing such IP rights, particularly as a result of litigation, may adversely and materially affect our results of operations.
•We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.
•Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.
•We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls. If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
Risks Relating to Government Regulation and Legal Compliance
•Our international operations expose us to risks in international jurisdictions and we may be negatively impacted by export restrictions and trade barriers.

Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer
•We are a “controlled company” within the meaning of The Nasdaq Stock Market LLC (“Nasdaq”) corporate governance rules and, as a result, are eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.
•As long as SoftBank Group controls us and/or is entitled to certain rights under the Shareholder Governance Agreement (as defined below), other holders of our ordinary shares and ADSs will have limited ability to influence matters requiring shareholder approval or the composition of our Board of Directors.
•SoftBank Group’s interests may conflict with our own interests and those of holders of our ADSs.
•While we are a foreign private issuer, we may opt out of certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.
•We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
Risk Factors
Risks Relating to Our Business and Industry
Demand for our products and services primarily depends on trends in the semiconductor and electronics industries and the demand for the products of our customers and our customers’ customers.
Demand for our products and services is largely dependent on the semiconductor and electronics industries, which are volatile, intensely competitive and generally characterized by declining average selling prices (“ASPs”) over the life of a generation of chips. The effect of these price decreases is compounded by the fact that our royalty rates generally decrease as the volume of sales increases, subject to an agreed minimum royalty per chip. Additionally, demand for our products and services could decrease if growth in the semiconductor or electronics industries slows or declines.
The revenue we generate from licensing activities is also largely dependent on the rate at which systems companies develop and adopt new product generations, which, in turn, is affected by the level of demand for their integrated circuits (“ICs”) and other products. Decreasing demand from systems companies for chips based on our products would directly and adversely affect the amount of royalty revenues we receive. As a result of our dependence on demand from systems companies, we are subject to several risks affecting these systems companies, any one of which may influence the success or failure of a particular systems company. These risks include, among others:
•competition faced by the systems company in its particular industry;
•the engineering and marketing capabilities of the systems company;
•market acceptance of the systems company’s products;
•adverse developments in the economic and political conditions of the region(s) in which the systems company operates, particularly to the extent that such developments create an unfavorable business environment;
•supply constraints and inventory correction affecting the systems company;
•technical challenges unrelated to our products faced by the systems company in developing its products; and
•the financial and other resources of the systems company.
These risks and others which are outside of our control could adversely affect any number of systems companies upon which our success depends, which could, in turn, have a material adverse effect on our business, results of operations, financial condition and prospects.
Demand for our products and services depends substantially on their acceptance by semiconductor and systems companies and their compatibility with, and the costs of, the design and manufacturing processes of our customers.
Our success depends substantially on the acceptance of our products and services by semiconductor and systems companies, particularly those that develop and market chips for high-volume electronic devices in the automotive, embedded and internet of things (“IoT”), enterprise electronics, and mobile and consumer electronics markets. There are competing microprocessor architectures in the market and there is no certainty that the market will continue to accept our products to the same or greater extent than it does today.
Demand from large, global systems companies, including original equipment manufacturers (“OEMs”), drive much of the development of silicon chips and computer systems. Accordingly, acceptance of our products by these companies as well as semiconductor and other companies for use in a variety of end-market applications is critical for our continued success.
The semiconductor and electronics industries have also become increasingly complex and subject to increasing design and manufacturing costs. Many of our customers utilize third-party vendors for EDA tools and also outsource the manufacture of their semiconductor designs to foundries. We work closely with major EDA vendors and foundries to ensure that our products are compatible with their design tools and manufacturing processes. However, if we fail to optimize our products for use with major EDA vendors’ tools and foundries’ manufacturing processes, or if our access to such tools and processes is hampered, then our products may become less desirable to our customers. Similarly, for customers that do not outsource design and manufacturing processes, if our products are unsuitable for the customers’ internal processes, then our products may not be acceptable to those customers.
Additionally, there are risks inherent in the manufacturing of next-generation process technologies, including production timing delays, lower-than-anticipated manufacturing yields, and product defects and errata. If foundries are unable to successfully or efficiently manufacture future generations of chips based on our products, demand for our products could be materially adversely affected along with our business, results of operations, financial condition and prospects.
We face intense competition and could lose market share to our competitors.
The market for our products is intensely competitive and characterized by rapid changes in design and manufacturing technologies, end-user requirements, industry standards, and frequent new product introductions and improvements. We anticipate continued challenges from current and new competitors, including established technologies such as the x86 architecture, a family of instruction set architecture (“ISAs”), as well as by free, open-source technologies, including the RISC-V architecture. Many of our customers are also major supporters of the RISC-V architecture and related technologies. If RISC-V-related technology continues to be developed and market support for RISC-V increases, our customers may choose to utilize this free, open-source architecture instead of our products. Additionally, many of our direct and indirect competitors, including some of our semiconductor customers, are major corporations with substantially greater technical, financial and marketing resources and name recognition than we have. Some of these competitors have a much larger application software base and a much larger installed customer base than we do, and there can be no assurance that we will have the financial resources, technical expertise, and marketing, distribution and support capabilities to compete successfully with them in the future.
In markets where we are established already and new markets we have entered, intend to enter or may in the future enter, our primary competitors may have greater financial, technical, marketing, distribution, support or other resources and capabilities, greater brand recognition, lower labor and development costs, different regulatory restrictions or a larger customer base than we do. In certain of these markets, we may have to invest substantial resources into developing an ecosystem of software and tools to create a competitive ecosystem that allows us to compete with alternative architectures such as x86 and RISC-V, which have business models that are different from ours and may be more attractive to some of our customers. Our competitors may devote greater resources to the development, promotion and sale of products and services, they may offer lower pricing and different customer engagement models, and their performance, features and product quality may be more desirable than those of our company. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources or strengthen their positions within these markets, or may be subject to more favorable regulatory regimes. For example, in August 2023, a group of our customers and other competitors announced a joint venture aimed at accelerating the adoption of RISC-V. Although the development of alternative architectures and technology is a time-intensive process, if our competitors establish cooperative relationships or consolidate with each other or third parties, such as the recently announced joint venture focused on RISC-V, they may have additional resources that would allow them to more quickly develop architectures and other technology that directly compete with our products. Such cooperative relationships or consolidations may also allow competitors to anticipate or respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken and we could experience a decline in revenue and profitability.

Some semiconductor companies have developed their own proprietary architecture for specific markets or applications. These companies may utilize their proprietary architecture to penetrate markets where we are currently the architecture of choice, or where our products may be utilized, making it more difficult for us to penetrate such markets in the future. Some semiconductor companies have proprietary architectures in applications, including, but not limited to, automotive, data center equipment, networking equipment, electronic storage, microcontrollers, smart sensors, servers and wireless communications. These companies may be significantly entrenched in their markets. If these companies are successful in displacing our products, or if we are unable to penetrate or grow our market share in these areas, licensing opportunities and potential royalty revenues could be harmed, negatively affecting our business, results of operations, financial condition and prospects. Our development systems tools business also faces significant competition from both the open-source community and third-party tools and software suppliers.
While our customers likely would incur significant costs in switching to competitors’ architecture, our competitors (including new market entrants) may offer greater incentives to customers through rebates, marketing funds, similar programs and other commercial arrangements to induce them to use their architecture in lieu of our products. Additionally, our competitors with multiple products or services may bundle their architecture, products and services to offer a broader product portfolio (which may include products or services we do not offer), which may make it difficult for us to gain or maintain market share.
Our Physical IP, which refers to the physical IP components used in the process of translating a design of complex system on chip (“SOC”) integrated circuits into a manufactured chip, business also faces significant competition from third parties, including the internal design groups of integrated circuit (“IC”) manufacturers that have expanded their internal design capabilities and portfolio of Physical IP components. Physical IP components developed internally by our customers may be designed specifically to utilize the unique qualities of their own manufacturing processes, and may benefit from capacity, informational, cost and technical advantages relative to our Physical IP components, and we may be unable to compete effectively with such internal design groups.
To remain competitive, we must continue to innovate and develop new products and services, as well as enhancements to our existing products and services, in response to expressed or anticipated customer demand and new market opportunities. We actively consider the impact of next generation technology adopted by market participants, which might result in us exploring new markets and/or different solutions for existing and prospective customers. To that end, we have begun allocating resources and maintain dialogues with ecosystem partners to explore the viability of new products including, without limitation, new products in our IP portfolio, as well as solutions beyond individual IP designs such as RTL-based compute subsystems, GDSII-based compute subsystems, chiplets and complete end chip solutions. To the extent that we pursue entry into new markets or offerings of different solutions, such enterprise may be unsuccessful for any number of reasons. It may also result in us competing with certain existing customers which may result in such customers seeking alternative architectures or products from competitors.
If we are unable to attract new customers and sell additional products to our existing customers, our business, results of operations, financial condition and prospects may be materially and adversely affected.
Adding new customers while maintaining our existing customers, selling additional products to our existing customers and increasing the price we charge to existing customers represent our principal opportunities to increase revenue (particularly licensing revenue). We generate a significant portion of our revenues from customers who incorporate our products into chips used in smartphones, consumer electronics and other embedded chips. If growth in these markets declines (especially in the mobile applications processors market which is our largest single market), our business, financial condition, results of operations and cash flows could be negatively affected, and we would become more dependent on new growth areas to increase revenue and improve our financial condition. We are currently focused on growing our business in key areas such as infrastructure, automotive, IoT, artificial intelligence (“AI”) and 5G. Numerous factors, however, may impede our ability to grow our business in these key areas, add new customers and sell additional products to our existing customers. Those factors include, among others:
•failure to develop new products that are attractive to current and prospective customers;
•slow adoption of our new products in key areas such as infrastructure, automotive, IoT, AI and 5G;
•failure to develop or expand relationships with channel partners;
•failure to develop new distribution channels appropriate for such new technology areas;
•failure to successfully provide quality technical support once deployed; and

•failure to retain new customers and failure to ensure the effectiveness of our marketing programs.
In addition, if prospective customers do not perceive our products to be of sufficiently high value and quality or they do not believe the costs of our products relative to competing technology can be passed along to their customers, we may not be able to effectively attract new customers, which would materially and adversely affect our business, results of operations, financial condition and prospects.
We rely on third parties to market and sell chips incorporating our products and to enhance the value of our licensed products.
We rely on our customers to design, manufacture and sell chips incorporating our products in order to generate royalty revenue. A substantial portion of our revenue depends upon the commencement of new design projects by semiconductor companies and their ability to provide complete chips based on our products to meet the specific application needs of their customers. However, our customers are not contractually obligated to design, manufacture or sell chips using our products on an exclusive basis or at all. Some of our existing customers design, manufacture and sell chips based on competing technology, including their own, and other existing or potential customers may do so in the future. To the extent that our customers elect to license technology from competitors, our competitive position could be adversely affected and we could lose market share. Furthermore, under many of our arrangements with customers, there is generally no minimum purchase obligation or guaranteed revenue stream.
We are also subject to risks related to the competition faced by our customers in their particular industries, the engineering and marketing capabilities of our customers, the technical challenges unrelated to our products faced by our customers in developing their chips, and the financial and other resources of our customers. We cannot assure you that our customers and other partners will dedicate the resources necessary to promote and further develop chips incorporating our products, that they will manufacture chips containing our products in quantities sufficient to meet demand, that we will be successful in developing, expanding or maintaining our relationships with current or prospective customers or other partners, or that such customers will effectively and successfully promote and sell chips using our products. In addition, if their chips that incorporate our products are faulty, we may suffer reputational harm whether or not any fault results from our products. See “—Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.”
Our results of operations, particularly our licensing and royalty revenues, can vary significantly between periods and may be unpredictable.
We have experienced, and may in the future experience, significant fluctuations in our period-to-period results of operations. Our results may fluctuate and be unpredictable because of a variety of factors, including, among others:
•the timing of entry into high-value agreements of which we historically have signed only a limited number each quarter;
•the mixture of license fees, royalties, and fees for software and services;
•our ability to correctly accrue royalty revenue;
•the financial terms and delivery and revenue recognition schedules of our agreements with customers;
•the timing of license renewals and license extensions;
•the demand for chips and end products that incorporate our products or expected future demand for such chips and end products;
•seasonal effects on demand for end products that incorporate our products;
•product and sales cycles;
•the introduction of new technology by us, our customers or our competitors, or other actions taken by our competitors;
•the timing of orders from, and shipments to, technology companies of chips based on our products from our semiconductor partners and customers;
•the financial results of Arm China and its ability to make payments to us in a timely manner, or at all;

•new litigation or developments in current litigation, including, but not limited to, lawsuits with Qualcomm and Nuvia (each as defined below), as described under “—We are currently involved in pending litigation”;
•the timing of new employees joining the Company;
•the timing of bonuses and other remuneration to employees, including for retention purposes;
•the volatility of the market price of our ADSs may cause our operating expenses and cash expenditures to increase as a result of vesting of restricted share units (“RSUs”) and cash-settled awards;
•any strategic investments, acquisitions or divestitures that we might undertake, and the timing thereof;
•the scope and nature of our investment in any new products or solutions;
•supply chain constraints and inventory correction in or affecting the semiconductor industry;
•cyclical fluctuations in the semiconductor market and the markets of our customers’ end customers;
•sudden technological or other changes in the semiconductor industry, including consolidation among our customers;
•changes in the global economy (such as inflation, rising interest rates or a recession), disruptions in the global supply chain (including shortages of critical semiconductor components and chips) or regulatory changes that impact the semiconductor industry;
•changes in political, regulatory, legal or economic conditions or geopolitical turmoil (including PRC-Taiwan relations), including terrorism, war (including the ongoing conflict between Russia and Ukraine and conflicts in the Middle East) or political or military coups, state-sponsored or politically motivated cyberattacks, or foreign and domestic civil disturbances or political instability; and
•changes to accounting policies and accounting standards applicable to us, and changes to key accounting estimates and judgments applied by us.
Accurate prediction of the timing of inception of new licenses and renewals of existing licenses is difficult because the development of a business relationship with a potential customer may frequently span a year or more. The fiscal quarter in which a new or renewed license agreement will be entered into, if at all, is difficult to predict, as are the financial terms of any such agreement.
Our license and royalty revenues are also affected by market conditions in the industries in which our customers operate, particularly in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer spending. The semiconductor industry has experienced significant and sometimes sudden and prolonged downturns in the past, including in recent years as a result of supply chain constraints.
As a result of these factors and others, many of which are outside of our control, it may be difficult for us to provide accurate forecasts of our revenues and results of operations for future periods, and such factors and others could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.
Customers may decide to license our architecture and develop their own processors based on our architecture, rather than utilize our processor products pursuant to an implementation license.
Our customers may decide to license our ISA and develop their own processors based on our ISA, rather than utilize our predeveloped products through an implementation license, resulting in less fees paid to us. Customers may choose to develop their own processors if they believe they can do so more effectively than us or if supply and capacity constraints within the semiconductor industry further incentivize vertical integration in an effort to secure additional control over their supply chains. Some of these customers may have greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. If our customers, and particularly one or more key customers from whom we generate a significant portion of our total revenues, elect to develop their own processors based on our ISA, the market for our developed processor portfolio would decline, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

A significant portion of our total revenue comes from a limited number of customers, which exposes us to greater risks than if our customer base were more diversified.
A significant portion of our total revenue is generated from a limited number of key customers. In particular, our top five customers (including Arm China) collectively accounted for approximately 54%, 57% and 56% of our total revenue for the fiscal years ended March 31, 2024, 2023 and 2022, respectively, and our largest customer individually, Arm China, accounted for approximately 21%, 24%, and 18% of our total revenue, respectively, during those fiscal years. As a result of this customer concentration, we are particularly susceptible to adverse developments affecting our key customers and their respective businesses, including industry downturns, decreased demand for their products, increased competition, changes in trade protection and other government policies, financial hardship and changes in their business model, purchasing behavior and strategic priorities, among other factors, many of which are beyond our control. In particular, developments in our key customers’ respective businesses that adversely affect their ability to satisfy their payment obligations to us or result in their determination not to continue or expand their use of our products would have a material adverse impact on our revenue and results of operations to a greater extent than if our customer base were more diversified. Our customer concentration also has afforded certain customers significant bargaining power, which has, in some cases, resulted in pricing or other contractual terms that are less favorable to us. For example, subject to certain limitations, certain of our contracts with key customers contain provisions allowing such customers to obtain licenses to our latest products as soon as they are made available to any other customer. If we were to lose one or more of our key customers or if our business with one or more key customers were to decrease significantly, whether as a result of external impacts on the business of those customers, or, for example, as a result of disputes with such customers with respect to pricing models, there are no assurances that we would be successful in identifying and contracting with one or more customers to replace any lost revenue, which would materially and adversely affect our business, results of operations, financial condition and prospects.
Consolidation in the semiconductor and electronics industries could have a material adverse effect on our business, results of operations, financial condition and prospects.
A number of business combinations, including mergers, asset acquisitions and strategic partnerships, have been consummated among our customers in the semiconductor and electronics industries, and more could occur in the future. Consolidation among our customers could lead to a loss of customers, increased customer bargaining power, or reduced customer spending on our products, each of which could have a material adverse effect on our business, results of operations, financial condition and prospects. For example, in the past, some of our larger customers who have negotiated lower pricing models have acquired customers with higher pricing models. In some cases, we have been, and in the future may be, required to renegotiate the pricing model with the acquired company or to honor the lower pricing model applicable for the acquiring customer while providing the same products prior to the acquisition by the larger company.
Our revenues predominantly come from a limited number of end markets.
Royalty revenue from mobile applications processors constituted approximately 35% of our royalty revenue for the fiscal year ended March 31, 2024. In these end markets, our substantial existing market share may limit opportunities for future growth. Additionally, demand in these markets may be adversely impacted if consumers reduce their purchases of smartphones and consumer electronics as a result of changes in consumer behavior. If these end markets do not expand, we may be unable to continue to grow our revenues significantly from these markets, if at all. Additionally, circumstances outside of our control, such as the invention of new technologies, could adversely affect the smartphone and consumer electronics markets as a whole, which would have a material adverse impact on our revenue, profitability, and ability to attract new customers.
Our products are extensible and have been licensed and used in various other target end markets. While these new target markets represent a meaningful opportunity for us, they may not grow or develop as quickly as we expect them to. Furthermore, it could take years to reach a market share similar to our position in smartphones and consumer electronics.
Other microprocessor architectures such as x86 and RISC-V may already exist across all of these markets, or may be developed for applications within these markets. For applications in markets such as computing, data centers, networking and servers, competing microprocessor architectures, such as x86, already have a large, well-established customer base and are supported by a broad base of related software and development tools. These markets represent a significant portion of our revenue growth opportunity, and they also introduce new sources of competition, including, in some cases, incumbent competitors with established technologies, ecosystems, and customer bases, lower prices or costs, and greater brand recognition. These new markets may not grow as projected or at all, and we may not realize an adequate return on our investments. Due to the interdependence of various components in the products in which our architecture and our competitors’ architectures are used, customers are unlikely to change to another product, once adopted, until the next generation of a technology. As a result, even if our products are superior to alternative offerings, it may be difficult for our products to displace alternative technologies as a result of high switching costs to change to our products, including the need for potential customers to make significant investments in additional training and development tools and to convert software for existing devices. Additionally, to the extent our competitors have done business with prospective customers for a long period of time and have established relationships, our competitors may have information regarding future trends and requirements of such prospective customers that may not be available to us. If any of these markets do not develop as we currently anticipate or we fail to establish ourselves in these new markets, we could suffer a material adverse effect on our competitive position and business prospects.
Fragmentation of the global semiconductor market could have a material adverse effect on our business, results of operations, financial condition and prospects.
We sell our products across the semiconductor industry globally and rely on various markets across the world to generate revenue. The global market for our products, both where we are already established and new markets we intend to enter, may be impacted by geopolitical factors. A shift towards geopolitical rivalry could lead to the fragmentation of the global semiconductor market, as certain countries want more end-to-end control over architecture, leading to increased architectural fragmentation and a reduced role for a global architecture. Countries may take political decisions to enforce the use of an alternative architecture, or locally generated implementations for certain use cases, to make their country more resilient in the case of trade barriers or for national security reasons. For us, this could lead to increased costs to support region specific products, reduced revenue as a result of lost investment in territories that no longer use our products and potential market loss and loss of future licensing opportunities, all of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
If we fail to develop new products in response to, or in anticipation of, rapid technological changes in our industry or the industries we serve, our business may be materially and adversely affected.
The market for our products is characterized by rapidly changing technology and end-user needs. For example, improvements are rapidly being made in AI, cloud computing, data centers, image sensors, machine learning (“ML”) and the metaverse, among other technologies. Furthermore, the once-rapid improvements in semiconductor transistor density, with consequent reductions in cost and power consumption, are decelerating, and further innovation will become incrementally more difficult and expensive to achieve. As a result of these rapid technological changes and others currently unknown, the future market for our products is difficult to predict. These risks are further exacerbated by the fact that our products often use a common architecture for multiple end markets and our new architecture products often are based on legacy products. Therefore, if our architecture were rendered uncompetitive, obsolete, or otherwise unmarketable it may impact multiple products and may cause us to expend significant resources and incur significant expenses to develop a new architecture.
Our business, reputation and relationships with our third-party partners could be adversely affected if we cannot develop technological improvements or adapt our products to technological changes on a timely basis. Whether we will be able to compete in the future will substantially depend on our ability to advance our products to meet these changing market and end-user needs and to anticipate successfully or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis. There is additional risk that public opinion regarding products that enable or enhance AI and ML technologies may not be consistent with our expectations, or that market acceptance of such products may be slower than anticipated. For example, failure to achieve widespread acceptance of and to generate significant revenues from AI and ML technologies could materially and adversely impact our business and operating results.
Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.
We will have to make significant expenditures to continue developing our semiconductor products and other products. The long development time of generally five or more years from the initial design of our semiconductor products until its incorporation into new end-user applications can place significant strain on our financial resources and personnel. Despite these investments, there can be no assurances that we will realize the financial benefits of our development efforts in the amounts we anticipate, on the expected timeline or at all. For instance, in the past we have experienced delays in the development of certain of our products, which then delayed product deployment and the associated revenues. This risk may be further exacerbated in respect of any new products or solutions that we may develop in the future, are for a new market, or are solutions that we have not previously offered which may require the build-out of any additional capabilities, relationships and infrastructure.
We may be unable to predict the timing or development of trends in our target markets with any accuracy. If we fail to accurately predict market requirements or market demand for our products in our target markets, our business will suffer. A market shift towards an industry standard that we do not currently support and for which we are not currently developing new products could significantly decrease the demand for our products. Despite these uncertainties, we devote substantial financial and other resources, including design, engineering, sales, marketing, and management efforts, to developing and marketing our products in anticipation of incorporation into new end-user applications. Additionally, our competitors may have a competitive advantage if their assessments relating to market adoption of new technologies prove to be more accurate than our assessments. Our failure to anticipate or timely develop new or enhanced products in response to changing market demand could result in the loss of customers and decreased revenue and have a material and adverse effect on our business, cash flows, results of operations and prospects.
As we develop and introduce new products, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer products into their chips, including increases in royalty rates for such new products (as compared to existing products), particularly if they believe their customers are satisfied with the current products or unwilling to pay for improved products. Regardless of the improved features or superior performance of the newer products we develop, customers may be unwilling to adopt our new products for a variety of reasons, including design or pricing constraints. Moreover, the complexity and expense associated with our products generally requires a lengthy customer education, evaluation and approval process. Further, economic conditions, including economic downturns and rising rates of inflation, may adversely impact our ability to license products by making it difficult for our customers to plan future business activities, which could cause customers to limit spending or delay decision-making.
We may not be successful in developing and licensing new products and may experience difficulties or delays that would prevent the successful development, introduction and marketing of new products, and any new products that we may introduce may not achieve market acceptance and generate royalty revenues and profits in the amounts we anticipate, on the expected timeline or at all, which could materially and adversely affect our business, cash flows, results of operations and prospects. These risks are further exacerbated by our focus on developing and marketing high-value products, which naturally require more resources to develop.
Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.
For the fiscal years ended March 31, 2024, 2023, and 2022, revenues from the PRC accounted for approximately 22%, 25% and 18% of our total revenue, respectively, including both direct revenues and revenues derived from our relationship with Arm China. Our revenues in the PRC are derived from PRC semiconductor companies and OEMs, and from non-PRC semiconductor companies and OEMs that utilize our products in chips and end products they sell into the PRC, which, by country, has the largest number of smartphone users in the world. Our failure to maintain PRC-sourced revenues, access new and existing markets in the PRC or gain traction for new business areas in the PRC, or our loss of market share to competition in the PRC, could materially and adversely affect our results of operations and competitive position.
The PRC is a significant source of semiconductor industry revenues. However, the near-term growth prospects of the PRC semiconductor industry and related industries are unclear due to the uncertain effects of trade and national security policies, continued elevated levels of private and public indebtedness and related policies. For the fiscal year ended March 31, 2024, our total revenues derived from the PRC have increased by 6% as compared to the prior fiscal year, mainly due to royalty revenues returning to growth in the latter half of the year. However, it is still premature to determine if this positive trend in royalty growth will continue. License revenues declined in the same period, and given the uncertainty driven by the foregoing factors, it is possible that a long-term decline or plateauing of license revenues derived from the PRC could occur. A prolonged downturn or slow recovery in the PRC semiconductor industry or the PRC economy generally could materially and adversely affect our results of operations and competitive position.
Political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, export controls or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Given our revenue concentration in the PRC, if, due to actual, threatened or potential U.S., U.K. or PRC government actions or policies: Arm China is further limited in, or prohibited from, licensing our products to PRC semiconductor companies and OEMs; our non-PRC semiconductor companies and OEM customers were limited in, or prohibited from, selling devices into the PRC that incorporate our products; PRC semiconductor companies and OEMs develop and use their own technology or use our competitors’ technology in some or all of their devices; or our PRC customers delay or cease making payments of license fees owed, our business, revenues, results of operations, cash flows and financial condition could be materially harmed.
The U.S. and U.K. have trade and national security policies regarding exports to the PRC of technology with potential military uses that would require us to obtain export licenses for certain processors, which can be difficult to obtain. For example, the highest performance processor in our Neoverse series of processors meets or exceeds performance thresholds under U.S. and U.K. export control regimes and thereby triggers U.S. and U.K. export license requirements prior to export and delivery to customers in the PRC. Given that national security concerns are higher for high-performance computing (“HPC”) technologies destined for the PRC and government response timelines are not defined, it can be challenging and unpredictable to obtain such export licenses. Combined with customer need for certainty, we have been able to address customer demand by licensing other central processing unit (“CPU”) cores that do not exceed the HPC performance export control thresholds but yet still present a compelling solution. Although our inability to sell such Neoverse processor into the PRC has not had a material impact on our business to date, future restrictions on sales of our products into the PRC could have a material adverse impact on our business.
On August 9, 2023, President Biden issued an executive order addressing investments by U.S. persons in companies located in the PRC that engage with certain categories of sensitive technology and products, including semiconductors and microelectronics, quantum information technologies and artificial intelligence. The executive order requires regulations that would implement limits on such investments and was accompanied by an advance notice of proposed rulemaking that outlines proposed regulations; however, the proposed regulations do not have immediate effect, are subject to public comment and a further rulemaking process and will not become effective until the rulemaking process is complete at some time in the future. While we believe it is possible that such regulations may impact our PRC customers, our suppliers, Arm China, or our business with respect to China, given the uncertainties with respect to the timing and ultimate requirements of these regulations, we are unable to assess the extent of any such impact.
Finally, government policies in the PRC that regulate the amount and timing of funds that may flow out of the country have impacted and may continue to impact the timing and/or ability to receive funds generated from PRC-related revenues, which may negatively affect our cash flows.
We depend on our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected.
Substantially all of our PRC-related revenue is earned through the intellectual property license agreement (“IPLA”) with Arm China, pursuant to which, among other things, we granted Arm China certain exclusive rights to sublicense our IP to PRC customers. We expect that our licensing relationship with Arm China will continue to account for substantially all of our total revenues from the PRC and represent a significant portion of our revenues for the foreseeable future. It would be difficult for us to replace any lost PRC-sourced revenue in the event that our commercial relationship with Arm China were to terminate or deteriorate. Accordingly, we expect that Arm China will continue to provide our primary access to the PRC market for the foreseeable future. If we fail to maintain our commercial relationship with Arm China, our access to the PRC market could be materially diminished and our business, results of operations, financial condition and prospects for growth could be materially and adversely affected.
Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.
Despite our significant reliance on Arm China through our commercial relationship with them, both as a source of revenue and as a conduit to the important PRC market, Arm China operates independently of us. On March 28, 2022, we transferred our entire equity interest in Arm China to a subsidiary of SoftBank Group. As of the date of this Annual Report, approximately 48% of the equity interest in Arm China is owned by Acetone Limited, which is controlled by SoftBank Group and in which we own a 10% non-voting interest, approximately 35% is indirectly owned by HOPU Investment Management Company, and approximately 17% is directly and indirectly owned by other Chinese parties. Our 10% non-voting interest in Acetone Limited represents an approximate 4.8% indirect ownership interest in Arm China.
Furthermore, we do not have any direct management rights with respect to Arm China, such as a right to representation on Arm China’s board of directors, although Mr. Haas, our chief executive officer (“CEO”), continues to serve on the board as an appointee of the SoftBank Group affiliate holding Arm’s former equity interest in Arm China. Following the transfer of our interest in Arm China to a subsidiary of SoftBank Group, under the terms of the Arm China arrangement, the SoftBank Group affiliate holding Arm’s former equity interest in Arm China is entitled to appoint a minority of the directors of the board of Arm China, and SoftBank Group’s appointees are unable to unilaterally implement certain measures that require action by all of or a supermajority of the directors of Arm China.
The fact that Arm China operates independently of us exposes us to significant risks. Arm China’s value to us as a customer is dependent on Arm China’s business results, which are, in turn, subject to substantial risks that are outside of our control. For example, Arm China may not commit the necessary resources to market and sell our products to PRC end-users of our semiconductor IP products. Arm China also may fail to comply with the laws and regulatory requirements applicable to its business, which could limit its ability to market or sell our products in the PRC. In addition, Arm China may fail to attract, train, retain and motivate highly skilled managerial and technical personnel necessary for its business. Arm China may also have difficulties accessing funding or enforcing contractual relationships. The realization of these or other risks related to Arm China’s business may have a material adverse effect on Arm China’s business, results of operations, financial condition and prospects and, by extension, our own. Since Arm China operates independently of us and we do not control Arm China, our ability to take measures to address the various risks facing Arm China is limited. If any of such risks related to Arm China’s business are realized, our revenue could materially decline and our results of operations could be materially adversely affected.
Under the IPLA with Arm China, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, similar to our other royalty customers, we are dependent on Arm China providing us with reliable and timely information. We perform various procedures to assess the reasonableness of Arm China’s data, and the IPLA includes rights for us to audit Arm China’s activities to ensure compliance with the IPLA. In the past, we have had issues obtaining timely and accurate information from Arm China. We believe the underlying problems causing our past inability to obtain such information have been resolved, but we can provide no assurances that our access to Arm China’s records will not be inhibited again in the future. If Arm China does not provide us with timely and accurate information, our revenue could materially decline and our results of operations could be materially adversely affected. We are also dependent on Arm China paying us the amounts that it owes us in a timely manner and in full. In the past, we have received late payments from Arm China and have had to expend company resources to obtain payments from Arm China. Although these historical issues did not have a material impact on our operations, any future failure to pay us the amounts we are owed under the IPLA could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Furthermore, Arm China has possession of or access to certain material IP and customer data pursuant to the IPLA and other commercial arrangements with us. Although Arm China is contractually obligated to protect this IP and data, we are limited in our ability to monitor or influence the manner in which Arm China protects our IP and data from theft, loss or misuse. Arm China operates its own separate information technology infrastructure. Aside from customary audit rights and protections under the IPLA, we are therefore unable to independently assure the adequacy of protections that Arm China implements with respect to its possession and/or access to our IP and data.
In addition, under the IPLA with Arm China, we are contractually obligated to indemnify both Arm China and its PRC customers that sublicense our IP in the event that either Arm China or such customers incur damages or costs in lawsuits, administrative proceedings or similar actions based upon a claim that our IP infringes the IP of a third party. The liability that we incur to Arm China or its PRC customers under such provisions could be significant and have a material adverse effect on our results of operations and liquidity.
Additionally, since April 2022, Allen Wu, the former Chief Executive Officer of Arm China, and certain entities under his effective control, have initiated several lawsuits in the courts of the PRC seeking to challenge certain aspects of Arm China’s corporate governance and the actions of Arm China’s board of directors. To date, all cases that have been resolved at the trial court level have been resolved favorably to Arm China, but certain of those cases remain subject to appeal. In the event that certain of these cases were to be decided adversely to Arm China, it could result in further changes to Arm China’s corporate governance and management structure, which could reduce SoftBank Group’s ability to conduct effective oversight of Arm China and result in a material adverse effect on our business, results of operations, financial condition and prospects.

We may face increasing competition with PRC companies that develop their own IP.
Due to various factors, including pressure, encouragement or incentives from, as well as the policies of, the PRC government (whose “Made in China 2025” campaign targets 70% semiconductor self-sufficiency by 2025), concerns over actual, threatened or potential U.S., U.K. or PRC government actions or policies, including trade or national security policies, or other reasons, PRC semiconductor companies and OEMs may increasingly develop their own technology and use such technology in their devices, or use our competitors’ technology in their devices. Specifically, the PRC government’s 14th Five-Year Plan and related initiatives have identified the development of globally competitive PRC companies in “core technologies” such as semiconductors as a key policy focus. As part of a government-wide effort to encourage investment and development of domestic semiconductor capabilities, the PRC government could encourage financing opportunities to our competitors in the PRC on favorable terms, or influence major PRC customers to favor adoption of IP of our competitors in the PRC over our own IP.
With respect to Arm China, although the terms of the IPLA with Arm China prohibit Arm China from developing microprocessor cores and only allow Arm China to develop derivative products using Arm IP with our consent, Arm China may independently develop competitive products other than microprocessor cores and could divert customer interest from our products to increase its market share to our detriment. The realization of any such risks could materially harm our business, results of operations, cash flows and financial condition.
Our business and future operating results may be materially and adversely affected by global economic conditions and other events outside of our control.
In its recent report, Global Economics Prospects, January 2024, the World Bank reported that global growth is projected to slow to 2.4% in 2024—the third consecutive year of deceleration—reflecting the lagged and ongoing effects of tight monetary policies to rein in decades-high inflation, restrictive credit conditions, and anemic global trade and investment. We are subject to risks arising from adverse changes in global economic conditions. In particular, due to economic uncertainties in many of our key markets, our customers and their customers may delay, suspend or reduce technology purchases and investments and/or delay their payments to us.
Economic conditions could continue to deteriorate in the future, and, in particular, the semiconductor and electronics industries could fail to grow, including as a result of the effects of, among other things, rising inflation and interest rates, a sustained global semiconductor shortage, supply chain disruptions, public health crises and any disruption of international trade relationships such as tariffs, export licenses or other government trade restrictions. In addition, adverse economic conditions affect demand for devices that our products help create, such as smartphones, automobiles and servers. Longer-term reduced demand for these or other devices could result in reduced demand for our products and significant decreases in our licensing fees and royalty revenues over time. In addition, if our customers or distributors build elevated inventory levels, we could experience a decrease in short-term and/or long-term demand for our products. If any of these events or disruptions were to occur, the demand for our products could be materially adversely affected along with our business, results of operations, financial condition and prospects.
Our business and operating results are also vulnerable to interruption by other events outside of our control, such as earthquakes, fire, extreme weather events, power loss, telecommunications failures, political instability, geopolitical turmoil, such as the war in Ukraine, conflicts in the Middle East, and any sanctions, export controls or restrictions on doing business with Russia and Belarus, or with other countries (including the PRC), as well as any resulting disruption, instability or volatility in the global markets and industries resulting from such conflict, pandemics, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of a resurgence and escalation of the trade war between the U.S. and the PRC, the potential for conflict in Taiwan and the associated disruptions to, or effects on, the semiconductor industry, uncertainties resulting from the U.K.’s withdrawal from the European Union, commonly referred to as Brexit, military action or terrorist activities and associated political instability. Economic or political instability may undermine consumer confidence and/or cause current or potential customers, including the end customers of our customers or potential customers, to reduce or delay their technology purchases and investments. Such events could also materially adversely affect our ability to operate and supply our products to our customers.
Brexit has caused, and may continue to cause, uncertainty with respect to the future of the U.K.’s economic and political relationship with the European Union, which could increase taxes and costs of business and cause heightened volatility in currency exchange rates and interest rates. Continued uncertainty and events related to Brexit could have a negative impact on consumer confidence and wages, leading to a decrease in the gross domestic product of the U.K. Brexit could also adversely affect the political, regulatory, economic or market conditions in the U.K., the European Union and worldwide, and could contribute to instability in political institutions, regulatory agencies and financial markets.
We regularly maintain cash balances at third-party financial institutions in excess of government-insured limits. If banks and financial institutions, including financial institutions at which we maintain deposits, enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets or otherwise, our ability and our customers’ ability to access cash, cash equivalents and investments may be threatened.
These factors could cause customers to delay, decrease or cancel the licensing of our products and could expose us to increased credit risk on customer obligations owed to us, each of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our operating results and revenue could be adversely affected by customer payment delays, customer bankruptcies and defaults or modifications of contractual commitments.
Certain of our customers have and may continue to, and others in the future may, face challenging financial or operating conditions, including due to macroeconomic conditions or catastrophic events or other factors, and delay or default on their payment commitments to us, request to modify contract terms, or modify or cancel plans to license our products. Our customers’ inability to fulfill payment commitments, in turn, could adversely affect our revenue, operating expenses and cash flow. Additionally, certain of our customers have in the past sought, and customers may in the future seek, to renegotiate pre-existing contractual commitments. Payment defaults by our customers or significant reductions in existing contractual commitments could have a material adverse effect on our financial condition and results of operations.
Sustained inflation or a global or regional recession could have a material adverse effect on our business, results of operations, financial condition and prospects.
Inflation rates in the markets in which we operate have increased and may continue to rise. Sustained or increasing inflation could increase our operating expenses, including labor costs and research and development expenditures, or result in employee attrition to the extent our remuneration does not keep pace with inflation, particularly if our competitors’ remuneration does. Further, inflationary pressures may increase costs for our customers and reduce demand for our products or our customers’ products due to increased prices. In addition, some of our long-term licenses include an annual increase in license fees. However, these annual increases may fall below the then-current rate of inflation, which could make maintaining these licenses less profitable than we had anticipated when we originally signed the license. To the extent inflation results in rising interest rates and has other adverse effects on the market, it may further adversely affect our business, results of operations, financial condition and prospects.
Even as inflation rates and interest rates start to come down, the risk of recession increases. A recession, or even fear of recession, could impact regions of the world and could spread globally. This could impact consumer confidence reducing demand for our customers’ products and services, which would have a direct impact on our royalty revenue, and could also result in reduced research and development activity by our customers, reducing the need for new processors, and so impacting license revenue. To the extent recession, or the fear of recession, has adverse effects on the market, it may adversely affect our business, results of operations, financial condition and prospects.
An epidemic, pandemic or other health crisis could materially and adversely affect our business, results of operations, financial condition and prospects
Public health crises, including the COVID-19 pandemic and the emergence and spread of COVID-19 variants, have previously resulted in significant economic uncertainty, significant volatility in business and consumer confidence and global consumer demand, and a global economic slowdown. Government policies and other preventive and precautionary measures that governments and businesses have implemented in the past to limit the spread of an epidemic, pandemic or other health crisis, including, but not limited to, travel bans and restrictions, quarantines, shelter-in-place and social distancing orders, declarations of states of emergency and shutdowns, have exacerbated these issues.
We are unable to accurately predict the impact that a public health crisis could have on our business, results of operations, financial condition and prospects due to uncertainties, including the existence, severity and duration of future outbreaks and additional actions that may be taken by businesses and governmental authorities. Nevertheless, to the extent a health crisis adversely affects our business, it may also have the effect of heightening many of the other risks described in these risk factors relating to our business and industry, such as those relating to demand for end products incorporating our products. The cumulative effects of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.
Failure to adequately fund our research and development efforts may materially impair our ability to compete effectively.
To remain competitive, we must continue to innovate and develop new products, applications and enhancements to our existing products and services, particularly as next-generation technology is adopted by market participants. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success, but our allocations may be inadequate or we may pursue research and development initiatives based on assumptions about future demand that prove to be incorrect. Our competitors may expend considerably greater resources to support their respective research and development programs than we do, which may give our competitors a competitive advantage.
Our ability to fund research and development expenditures depends on generating sufficient revenue and cash flow from operations and the availability of external financing, if necessary. Our research and development expenditures, together with other ongoing operating expenses, is a substantial drain on cash flow and may decrease cash balances, which may limit our ability to pursue other potentially attractive initiatives. On the other hand, if we allocate our resources to such other potentially attractive initiatives or pay dividends to our shareholders, our research and development efforts may be harmed or we may need to seek external financing in order to fund our efforts. If new competitors, technological advances by existing competitors, other competitive factors or market changes require us to invest significantly greater resources than anticipated in research and development efforts, total operating expenses would increase. If we are required to invest significantly greater resources than anticipated in research and development efforts without an associated increase in revenue, our operating results could decline.
Further, in determining the appropriate allocation of research and development resources, our management continuously evaluates opportunities to develop new technologies and advanced products. In order to respond to expressed or anticipated customer demand and/or to take advantage of expected market opportunities, we continually consider the optimal allocation of resources across our business, including to existing product lines and to research and development of new technology offerings, including technologies beyond individual design IP elements. Based on management’s expectations for current and projected market demand, the allocation of resources to any of these may be increased or reduced over time.
Additionally, our processors often run software created by independent software vendors or through open-source communities. Each end market has its own ecosystem of software and tools providers, including from open-source communities. These ecosystems need to be supported by our engineers and resources, and by our customers, including, from time to time, through direct monetary investment. In some circumstances, we may also need to subsidize or fund our customers’ research and development efforts. Insufficient investment may result in the ecosystems and/or customers providing better support for end products not based on our products leading to systems companies not choosing chips based on our products, which would result in a reduction in our revenues.
Further, to the extent that we do not have the technical expertise, financial resources or other capabilities for a particular research and development project, we may partner with third parties, including SoftBank Group and/or its affiliates. In such circumstances, we rely on third parties over which we exercise little or no control. Further, we can provide no assurances that any such third parties will dedicate the resources, or have the requisite technical or other capabilities, necessary to achieve our and/or our customers’ expectations.
The semiconductor industry relies on a limited number of manufacturers whose operations tend to be concentrated in certain geographic regions to manufacture chips and other products, and developments that adversely affect such regions could have a material adverse effect on our business, results of operations, financial condition and prospects.
The semiconductor industry relies on a limited number of companies to manufacture chips and related products. The chip manufacturing operations of these companies are concentrated in certain geographic regions, including Taiwan and other parts of East Asia, which makes us susceptible to adverse developments in these regions’ economic and political conditions, particularly to the extent that such developments create an unfavorable business environment that significantly affects our and our customers’ operations. These manufacturers or the geographic regions in which they operate may be impacted by events outside of our or their control, including, among other things, company-specific operational issues, trade conflicts and military action or terrorist activities and associated political instability, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. Although the governments of certain countries, including the U.S., have taken actions to make their countries more attractive for chip manufacturing operations, there can be no assurances that the current geographic concentration of chip manufacturing will be meaningfully changed in the near term or at all.
Any escalation in geopolitical tensions in Asia, particularly between the PRC and Taiwan, could significantly disrupt semiconductor chip manufacturing and interrupt the global semiconductor chip supply chain. A significant portion of the world’s semiconductor manufacturing is in Taiwan, and increased geopolitical tensions there could exacerbate supply chain disruptions. In addition, the war in Ukraine and conflicts in the Middle East could lead to market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing.
New technologies, such as AI and ML, may use algorithms that are not suitable for a general purpose CPU, such as our processors, and the failure to successfully implement new technologies in our processors could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.
New technologies, such as AI and ML, may use algorithms that are not suitable for a general purpose CPU, such as our processors. Consequently, our processors may become less important in a chip based on our products, thus eroding its value to the customer and resulting in lower revenue for us. If we are unable to develop and commercialize processors that are compatible with new technologies or competitors are successful in developing compatible technologies more quickly or efficiently than we can, our business, competitive position, results of operations, financial condition and prospects may be materially and adversely affected. In addition, the introduction of new technologies, such as AI and ML, into our processors may increase IP, cybersecurity, operational, data protection and technological risks and result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could materially and adversely affect our business. As a result of the complexity and rapid development of new technologies, it is not possible to predict all of the legal, operational or technological risks related to use of such technologies.
We rely on our management team and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.
Our future success is substantially dependent on our ability to attract, integrate, retain and motivate our management team and other key personnel and we are particularly dependent on our senior management team, including Mr. Haas, our Chief Executive Officer, Mr. Child, our Chief Financial Officer, Mr. Collins, our Chief Legal Officer, Mr. Grisenthwaite, our Chief Architect, and other key employees. Competition for highly skilled personnel, and particularly engineers, can be intense. Other companies may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. We experience voluntary attrition on an ongoing basis, and we reduced overall headcount as part of a restructuring that was completed in June 2022 to address duplicative work functions and deprioritize certain initiatives within the Company. Circumstances may require a further reduction in the overall size of our organization, which may present challenges in managing and growing our business. If we lose the services of any of our senior management personnel, other key personnel or a significant number of our engineers or sales and marketing personnel, our development efforts or business relationships could be disrupted, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Our future success significantly depends on our ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. Competition for such qualified engineers is intense and the cost of attracting and retaining qualified employees may increase without a corresponding increase in the prices we charge our customers, which could materially and adversely affect our profitability. In certain geographic regions, there is also intense competition for sales and marketing personnel, which may adversely affect our ability to expand into new markets. Particularly, changes to the U.K.’s border and immigration policy could occur as a result of Brexit, potentially affecting our ability to recruit and retain employees from outside the U.K. If we are unsuccessful in attracting and retaining qualified personnel to fulfill our current or future needs, our business, results of operations, financial condition and prospects could be materially and adversely affected.
Competitive pressures or market opportunities may necessitate reductions in our pricing or change our business terms or business model, which could materially and adversely affect our business, results of operations, financial condition and prospects.
In order to remain competitive in the highly competitive markets in which we do business, we may need to reduce the prices of our products or services or otherwise change the structure and terms of our customer relationships or our business model. If our competitors offer significant discounts on certain products in an effort to recapture or gain market share or to sell other software or hardware products, we may need to lower our prices or offer other favorable terms to compete successfully. Any such changes would likely reduce our profit margins and could have a material adverse effect on our business, results of operations, financial condition and prospects. Any substantial changes to our other commercial arrangements with our customers or our business model could cause revenues to decline or be delayed as our sales force implements and our customers adjust to the commercial arrangements or business model. Changes to our business model could also necessitate changes in our product mix, which could cause revenues or profitability to decline, particularly if such changes in our product mix result in an increased reliance on lower margin offerings. If we cannot offset price reductions with a corresponding increase in sales volume or by reducing our costs, then the reduced revenues resulting from lower prices could have a material adverse effect on our business, results of operations, financial condition and prospects.
Additionally, in the future, in response to market opportunities, we may offer new products or services that may directly compete with the products and services of some of our customers or partners, including, without limitation, new products in our IP portfolio, as well as solutions beyond individual IP designs such as RTL-based compute subsystems, GDSII-based compute subsystems, chiplets and complete end chip solutions. Many of our customers license our IP to create products that may compete with any such new products. Accordingly, any such developments in our product offerings, and other future changes to our products and services, may create real or perceived competitive conflicts with companies that are important to our business, and as a result of such competition, such customers or partners may terminate or materially reduce their relationship with us.
If development tools, systems software, EDA tools and operating systems that are compatible with our products cease to be available or are inadequate to satisfy customer needs, then our business, results of operations, financial condition and prospects may be materially and adversely affected.
We believe that it is crucial for the market acceptance of our products to have available development tools, systems software, EDA software and operating systems that are compatible with our products. Although we currently work with other third-party partners to offer such tools and software compatible with our products, we cannot assure you that such tools and software are or will continue to be sufficient to support customers’ needs, that our existing partners will continue to offer such tools, software and operating systems compatible with our products, or that we will continue to attract additional tools, software and operating systems partners. If development tools, systems software, EDA tools and operating systems that are compatible with our products cease to be available or are inadequate to satisfy customer needs, then our business, results of operations, financial condition and prospects may be materially and adversely affected.
Participation in standards-setting organizations may subject us to IP licensing requirements or limitations that could adversely affect our business and prospects.
Our participation in standards-setting organizations or with other industry initiatives may require us to license our patents or products to companies that adopt industry-standard specifications. Depending on the rules of the organization, government regulations, or court decisions, we may be required to grant to all other participants licenses to our patents or products that are essential to the practice of those standards for little or no cost, or otherwise on reasonable and non-discriminatory (“RAND”) terms. RAND typically is used to describe a voluntary licensing commitment that standards-setting organizations often request from the owner of an IP right that is, or may become, essential to practice a technical standard. Accordingly, RAND terms could limit our control over the use of these patents and products. If we fail to limit to whom we license our patents or products, or fail to limit the terms of any such licenses, we may be required to license our patents or other IP to others in the future, which could limit the effectiveness of our patents against competitors. In these situations, the royalty rates we charge could be limited for these products, and we may be unable to limit to whom we license such products or to restrict many terms of the license. As a result, we may be unable to enforce certain patents against others, our costs of enforcing our licenses or protecting our patents may increase, and the value of our IP rights may be impaired. We may in the future be subject to claims that our licensing of industry standard technologies may not conform to the requirements of the standards-setting organization. Allegations such as these could be asserted in private actions seeking monetary damages and injunctive relief, or in regulatory actions. Claimants in such cases could seek to restrict or change our licensing practices or our ability to license our products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.
If our products do not conform to, or are not compatible with, existing or emerging industry standards, demand for our products may decrease.
We design certain of our products to conform to industry standards. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or by our third-party suppliers. In addition, existing standards may be superseded by new innovations or standards. Because our products often use a common architecture and our new architecture products often are based on legacy products, obsolescence of components or features of our products may have a more significant effect on our results of operations, financial condition and prospects than if our products were less interrelated. See “—Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.”
We use certain software governed by open-source licenses and we contribute to certain open-source projects, which under certain circumstances could materially adversely affect our business, results of operations, financial condition and prospects.
Certain of our software, as well as that of our customers, third-party partners and vendors, may be derived from “open-source” software that is generally made available to the public by its authors or other third parties. Open-source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open-source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our IP. In the event that the copyright holder of any open-source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public or stop distribution of that work if the license is terminated, which could adversely affect our business, results of operations, financial condition and prospects.
While we take steps to monitor the use of all open-source software in our products and try to ensure that no open-source software is used in such a way as to require us to disclose the source code to the related products when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open-source software into software we license from such third party for our products, we could, under certain circumstances, be required to disclose the source code to our products. This could harm our IP position and have a material adverse effect on our business, results of operations, financial condition and prospects.
Further, although some open-source vendors provide warranty and support agreements, it is common for such software to be available “as-is” with no warranty, indemnity or support. Some of our products use open-source libraries that could contain vulnerabilities, and these may be discovered at any time. These vulnerabilities are often disclosed publicly without forewarning to the users of the software. Accordingly, our products may contain vulnerabilities originating from open-source software without our knowledge, and we may not have the opportunity to address such vulnerabilities before they are disclosed to the public. Although we monitor our use of open-source software to avoid subjecting our products to unintended conditions or vulnerabilities, such use, under certain circumstances, could materially adversely affect our business, results of operations, financial condition, prospects and reputation, including if we are required to take remedial action that may divert resources away from our development efforts.
Finally, from time to time we contribute software source code to open-source projects under open-source licenses. Any source code we contribute to open-source projects is publicly available. As such, our ability to protect our IP rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and could harm our IP position and have a material adverse effect on our business, results of operations, financial condition and prospects.
It may be difficult for us to verify customer data, including royalty revenue amounts owed to us under our licensing agreements, and this may cause us to lose revenues.
We seek to ensure that our customers adhere to the terms of our license agreements, including their obligation to provide certain data to us. We perform various procedures to assess customer data related to royalties for reasonableness, and our license agreements generally include rights for us to audit the books and records of our customers to verify certain types of customer data. However, audits can be expensive and time-consuming, and even after conducting an audit, it may still be challenging for us to verify the accuracy of information contained in customer royalty reports, or a customer could potentially object to the results of such audit. We can provide no assurances that our procedures to assess customer data and any audits that we undertake to verify the accuracy of our customers data will be successful. As a result, we may not always receive complete or accurate information (financial or otherwise) from our customers or obtain all royalty payments to which we are legally entitled, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in our business model could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have in the past made and may in the future make changes to our business model. We can provide no assurances that customers will accept these changes, which could result in lower revenues, particularly in the period immediately following the initial introduction of a new business model. In such case, we may not realize the anticipated financial benefits of such changes in the amounts we anticipate, on the expected timeline or at all. For example, we recently introduced new approaches to licensing certain of our products to our customers. As a result of introducing a relatively small annual fee under one new licensing model, for example, the payment by customers of fees under this new licensing model will be collected based on the negotiated annual fee leading to a deferral of upfront license fees that we have historically received under a technology licensing agreement (a “TLA”). This deferral of such licensing fees is expected to continue to have an adverse effect on our licensing revenue in the short term.
In addition, increases in the number or value of licenses signed in the future may not materialize in the same way or at all under a new business model and, therefore, licensing revenue and royalty revenue may be lower than expected. Further, the use of a new business model may have unexpected consequences for our company, including making our products less attractive to current and prospective customers, which could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.
Any changes in our business model may result in us entering new markets or offering types of solutions that we have previously not offered, which may require significant expenditures of resources. As described above, we have begun allocating resources to explore the viability of new products beyond individual design IP elements, including, without limitation, RTL-based compute subsystems, GDSII-based compute subsystems, chiplets and complete end chip solutions. To the extent that we pursue entry into new markets or offerings of different solutions, we may compete with other companies that may have a more developed IP portfolio for the applicable markets and solutions. Additionally, certain companies may be unlikely to change to another product, once adopted, until the next generation of a technology. See “—Our revenues predominantly come from a limited number of end markets.” Competing companies may be able to leverage these competitive factors to gain or maintain market share, which may limit our ability to capitalize on any market opportunity we identified. Accordingly, to the extent that we pursue entry into any new market or offer any new product or solution, we may not realize the anticipated financial benefits of such changes in the amounts we may anticipate, on our expected timeline or at all.
If we are engaged to design chips for one or more customers, we could be subject to a variety of risks, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
In the future, we may be engaged to supply chip designs for certain existing customers and other third parties, including affiliates of SoftBank Group, across a variety of use cases and end markets. We can provide no assurances that customers would engage us to supply custom chip designs or, even if one or more customers were to engage us, that we would be successful in designing chips for our customers’ intended use cases. Designing chips for one or more customers may necessitate substantial investments in technology and human capital, and it could take several years for us to realize any associated benefits, if ever. This may reduce our cash available for operations and other uses, which could hurt our ability to grow our business. In addition, any efforts to design chips may require substantial time and attention from our executives, engineers and other employees, which could distract them from operating our business, and divert attention and resources away from our core business. Further, in such circumstances, we may partner with third parties, which may include SoftBank Group and/or its affiliates, which may expose us to additional risks, including risks related to oversight of the project and quality control. See “—Failure to adequately fund our research and development efforts may materially impair our ability to compete effectively.”
Furthermore, any decision to design chips for customers may create real or perceived competitive conflicts with companies that are important to our business, and as a result of such competition, such companies might terminate or materially reduce their relationship with us, particularly if we agreed to design chips exclusively for certain customers. If our relationships with existing customers deteriorated or terminated as a result of any opportunistic expansion into chip designs, our business, results of operations and prospects could be materially and adversely affected.

We may be unable to make acquisitions and investments, or successfully integrate them into our business, and we may be unable to divest businesses on acceptable terms or at all.
As part of our business strategy, we consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets, joint ventures and strategic investments that complement our business. We may be unable to identify or complete prospective transactions for many reasons, including increasing competition from other potential acquirers or investors, the effects of consolidation in our industries or potentially high valuations of acquisition or investment candidates. Certain agreements to which we are subject from time to time may also contractually restrict our ability to make acquisitions and investments in some circumstances. In addition, applicable antitrust, national security (including with respect to the U.K. National Security and Investment Act 2021 or the Committee on Foreign Investment in the United States) or other laws or regulations may limit our ability to acquire, invest in or integrate targets, or may force us to divest an acquired business or impose restrictions on an investment. If we are unable to identify suitable targets or complete or successfully integrate acquisitions, our growth prospects may suffer, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets. Acquisitions involve numerous risks, any of which could negatively affect our business, results of operations, financial condition and prospects, including with respect to timing or delays, diversion of financial and management resources from existing operations or alternative acquisition opportunities, subsequent litigation, retention of key employees or business partners, and theft of information disclosed during the transaction. If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments to realize anticipated benefits or synergies, our business, results of operations, financial condition and prospects could be adversely affected.
In addition, we have in the past divested and reduced, and may in the future divest or reduce, our investment in certain businesses or product lines from time to time. Such divestitures involve risks, such as the difficulty of identifying and separating out specific assets within a business, distracting employees, incurring potential loss of revenue and cash flow, negatively impacting margins, and potentially disrupting customer and employee relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both.
There may be risks associated with organic growth or growth from strategic investments or acquisitions we make, and we may fail to effectively manage our growth.
We could experience rapid growth in our headcount and operations through acquisitions, strategic investments and organic growth. This growth can place significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new technologies, businesses and personnel into our existing business may require us to expand our operational and financial infrastructure and to address the retention, attraction, training, motivation and management of employees across a broader geographical and operational footprint. Such growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel, implement systems, policies, benefits and compliance programs across different jurisdictions, maintain our culture and maintain customer and brand satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products and services could suffer, which could negatively affect our brand, operating results and overall business. The failure to effectively manage the growth of our strategic investments could also cause the value of such investments to decline. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations, financial condition and prospects could be materially and adversely affected.
Our financial statements include significant amounts of goodwill and other intangible assets. The impairment of a significant portion of these assets would adversely affect our reported results of operations and financial position.
The goodwill and other intangible assets recognized in our financial statements represented 20% and 2%, respectively, of our total assets as of March 31, 2024 (24% and 2%, respectively, as of March 31, 2023). Within other intangible assets, our principal assets are our patents and licenses (23% of total other intangible assets as of March 31, 2024) and software or software assets under construction (76% of total other intangible assets as of March 31, 2024). Any further acquisitions may result in our recognition of additional goodwill or other intangible assets. We evaluate on a regular basis whether all or a portion of our goodwill and other intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would negatively affect our results of operations.

We recognized impairments for the fiscal year ended March 31, 2022 in relation to specific historically acquired or developed products that were no longer being licensed, and we have also recognized impairments in the past.
In addition, we capitalize and amortize the qualifying costs of internally developed software for its operating platforms and related back-office systems over the estimated useful lives of these intangible assets (generally between three and five years). If projects fail to deliver anticipated results in line with our estimates and assumptions, then we may be required to write-down the intangible asset costs, which could adversely affect our financial condition, results of operations and the trading price of our securities.
An impairment or write-down of a significant portion of goodwill, other intangible assets or capitalized development costs could have a material adverse effect on our reported results of operations and our financial position.
Our financial and operational flexibility may be restricted by covenants contained in loan agreements we may enter into in the future, and we may be unable to comply with the restrictions and financial and operational covenants imposed by such agreements.
We do not currently have any debt, but we may incur debt in the future. Future creditors may subject us to certain restrictions on our business and future financing activities as well as certain financial and operational covenants. Such restrictions and covenants may prevent us from taking actions that otherwise might be deemed to be in the best interest of us and holders of our ADSs. Debt service obligations may require us in the future to dedicate a substantial portion of our cash flows from operations to payments of principal and interest on our interest-bearing debt, which could limit our ability to obtain additional financing, make capital expenditures and acquisitions and carry out other general corporate activities in the future. Any such obligations may also limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or detract from our ability to successfully withstand a downturn in our business or the economy in general.
Failure to obtain, maintain, protect, defend or enforce our IP rights could impair our ability to protect our proprietary products and our brand, and the costs of obtaining, maintaining, protecting, defending and enforcing such IP rights, particularly as a result of litigation, may adversely and materially affect our results of operations.
Our success and ability to compete depend significantly on protecting our IP rights. We primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and contractual protections, such as confidentiality, invention assignment and license agreements with our employees, customers, third-party partners and others, to protect our IP rights. The steps we take to protect our IP rights may be inadequate. We also may not be able to obtain desired patents, and our pending (of which we currently have approximately 2,500) or future patent applications, whether or not being currently challenged, may not result in the issuance of patents with the scope of protection we seek, including in jurisdictions of strategic importance and, if issued, may not provide any meaningful protection or competitive advantage. The scope of our patent protections may be adversely affected by changes in legal precedent and patent office interpretation of these precedents. Further, patents directed to particular subject matter associated with our business (e.g., CPU architecture) may be difficult to obtain and enforce in many jurisdictions and there may also be limits on recovery for damages in those jurisdictions. Any of our existing patents, and any future patents, may be challenged, narrowed, invalidated or circumvented. Further, we may be unsuccessful in executing adequate invention assignment agreements with all employees, contractors or other third parties involved in the development of our IP portfolio. In certain jurisdictions, rights to IP developed by our employees or contractors or other third parties may not automatically vest in us, and our employees or contractors or other third parties may claim ownership in IP that we believe is owned by us. We may also be required to spend significant resources to establish, monitor and protect our IP rights, particularly as we expand our operations globally.
Our exposure to different legal jurisdictions also may impact our ability to exercise our contractual and other rights around IP in such jurisdictions, in particular in countries whose laws regarding the protection of IP are less rigorous or more difficult to enforce than in the U.K., the U.S. and the European Union. In jurisdictions where effective IP protection is unavailable or limited, our IP rights may be vulnerable to unauthorized disclosure, infringement, misappropriation or other violation by employees, third-party partners, suppliers, customers and other entities or individuals, even though our customers and partners are contractually restricted from using our IP outside of the agreed-upon licensing arrangements. Policing unauthorized use of our IP is difficult and expensive, and we may not be able, or may lack the resources, to prevent infringement, misappropriation or other violation of our IP rights, including increased difficulty as a foreign entity in certain international locations, particularly outside the U.K., the U.S. and the European Union. In addition, our ability to monitor and control theft, misappropriation or infringement is uncertain, particularly in countries outside of the U.K., the

U.S. and the European Union, as the laws of some countries do not provide the same level of protection of our proprietary and confidential information as do the laws of the U.K., the U.S. and the European Union. Moreover, because we deliver our products to our customers in a source form, we have limited ability to trace the source of misappropriation of our IP and there are limited technological barriers (e.g., remote authorization requirements) we can put in place to protect our products from use by unauthorized parties. Additionally, theft of our IP or proprietary business information (including our trade secrets) could require substantial expenditures and resources to remedy. If we, our employees or our third-party partners, consultants, contractors, vendors or service providers were to suffer an attack or breach, for example, that results in the unauthorized access to, or use, theft, disclosure, misappropriation or sale of, our IP by any unauthorized third parties, we may have to notify consumers, partners or governmental authorities, and may be subject to investigations, civil penalties, administrative and enforcement actions and litigation, any of which could be costly and distracting or otherwise harm our business and reputation.
We may be unable to successfully obtain, maintain, protect and enforce our IP rights (including defending against counterfeit, knock-off, grey-market, infringing or otherwise unauthorized goods). Specifically, third parties may distribute, license and sell counterfeit or grey-market versions of our products, which may be inferior or pose safety risks and could confuse consumers or customers, which could cause them to refrain from purchasing our brands in the future or otherwise damage our reputation. The presence of counterfeit versions of our products and technology in the market could also dilute the value of our brands, force us and our customers to compete with heavily discounted products and technology, cause us to be in breach of contract (including license agreements), impact our compliance with distribution and competition laws in jurisdictions including the U.K., the U.S., the European Union and the PRC, or otherwise have a negative impact on our reputation and business, prospects, financial condition or results of operations. Further, we may not be able to detect all violations of our IP rights and, even if we do become aware of any such violations, we may not be able to adequately enforce our IP rights in certain domestic and foreign jurisdictions. If we are unable to successfully navigate the relevant legal and regulatory environment and/or enforce our IP rights and/or contractual rights in relevant jurisdictions, our business, results of operations, financial condition and prospects could be materially and adversely impacted.
Litigation may be necessary in the future to enforce our patents and other IP rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement, misappropriation or invalidity. Any such litigation, whether or not determined in our favor or settled by us, could be costly and would divert the efforts and attention of our management and technical personnel from normal business operations, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, our efforts to enforce our IP rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our IP rights. In addition, counterparties in litigation may have greater resources that they can dedicate to litigation-related matters than we can. Moreover, litigation against current or former customers and partners may adversely impact existing relationships. Accordingly, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our IP rights. See also “—We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.”
In any potential dispute involving our patents or other IP, our licensees or the customers of our licensees could also become the target of litigation and we may be bound to indemnify such parties under the terms of our license agreements. Although our indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to us. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” In addition to the time and expense required for us to indemnify our licensees or the customers of our licensees, such parties’ development, marketing and sales of chips and end products utilizing our products could be severely disrupted or discontinued as a result of litigation, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and prospects.
Moreover, the semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties, our competitive position may be materially and adversely affected.
Any adverse determinations in litigation could result in the loss of our IP rights or proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our products, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. Our failure to obtain, maintain, protect, defend and enforce our IP rights could have a material adverse effect on our brand or our business, results of operations, financial condition and prospects. Furthermore, because our products are often based on a common architecture and our new products are often based on legacy products, adverse events related to our IP may have a more significant impact on us than if our products were less related.
We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.
We have in the past been and may in the future be subject to claims by third parties alleging our infringement, misappropriation or other violation of third-party IP rights, including patent rights, or misuse of third-party confidential information. Under our customer agreements, we agree in some cases to indemnify our customers if a third party files a claim in court or another venue asserting that our products infringe such third party’s IP rights. Although we do not agree to indemnify our customers’ end customers, such end customers may be subject to infringement claims and may initiate claims against us as a result. Claims alleging infringement, misappropriation or other violation of third-party IP rights can result in costly and time-consuming litigation (regardless of their validity or merit), require us to enter into royalty or licensing arrangements, subject us to damages or injunctions restricting the sale of our products, result in the invalidation of a patent or family of patents, require us to refund license fees to our customers or to forgo future payments or require us to redesign or rebrand certain of our products, any one of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
In addition to the time and expense required for us to satisfy our support and indemnification obligations to our customers and partners, any litigation could severely disrupt or shut down the business of our customers and partners, which in turn could damage our relations with them and have a material adverse effect on our business, reputation, results of operations, financial condition and prospects.
We are currently involved in pending litigation.
From time to time, we are involved in various legal, administrative and regulatory proceedings, claims, demands and investigations relating to our business, which may include claims with respect to commercial, product liability, IP, cybersecurity, privacy, data protection, antitrust, breach of contract, labor and employment, whistleblower, mergers and acquisitions and other matters. We are involved in pending litigation, including, but not limited to, lawsuits with Qualcomm Inc. and Qualcomm Technologies, Inc. (together “Qualcomm”) and Nuvia, Inc. (“Nuvia”). In addition, our products are involved in pending litigation to which we are not a party. We cannot provide you any assurances regarding how any such litigation will be resolved, what benefits we will obtain or what losses we might incur.
On August 31, 2022, we sued Qualcomm and Nuvia in the U.S. District Court for the District of Delaware, on the basis that Qualcomm and Nuvia: (i) breached the termination provisions of Nuvia’s Architecture License Agreement (the “Nuvia ALA”) with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm; and (ii) will infringe our trademarks if Qualcomm uses them in connection with the Nuvia technology which is subject to a destruction obligation under the Nuvia ALA. Our complaint seeks, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology, and to stop their improper use of our trademarks with their related products. We also seek declaratory judgment, injunctive relief and damages relating to Qualcomm’s and Nuvia’s breach of contract and infringement of our trademarks in connection with the relevant Nuvia technology. Qualcomm originally responded and brought a counterclaim against us seeking a declaratory judgment that after Qualcomm’s acquisition of Nuvia, Qualcomm’s proposed products are fully licensed from us under its separate license agreements with us and that it has complied with its contractual obligations to us and Nuvia did not breach the Nuvia ALA. On March 6, 2024, the Court denied-in-part Qualcomm’s motion to amend its counterclaims, but allowed Qualcomm to raise a new claim alleging that Arm breached the termination provisions of the Nuvia ALA by continuing to use Nuvia confidential information following termination. The original claims are currently in the expert discovery phase, while the newly-added claims are currently in the fact discovery phase, with trial set for December 2024. On April 18, 2024, Qualcomm brought a new action in Delaware against Arm, asserting claims that were rejected in the Court’s decision on March 6, 2024. In this new action, Qualcomm asserts that Arm failed to satisfy certain delivery actions. Qualcomm seeks to have us comply with contractual obligations that we allegedly breached, damages and additional relief. We disagree with each of the assertions made by Qualcomm (as referred to above) and intend to vigorously defend against them. We can provide no assurances regarding the outcome of either litigation or how the litigation will affect our relationship with Qualcomm, which is currently a major customer of ours and accounted for 10% of our total revenue for the fiscal year ended March 31, 2024. These cases will likely require significant legal expenditures going forward and may also require substantial time and attention from our executives or employees, which could distract them from operating our business. In addition, our involvement in such litigation could cause us to incur significant reputational damage in the industry, in our relationship with Qualcomm or in our relationship with other third-party partners.
These matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Any allegations made in the course of regulatory or legal proceedings may also harm our reputation, regardless of whether there is merit to such claims.
Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.
Our products have in the past and could have a substantial technical flaw or an undetected design error, which could result in unanticipated costs. Our products are used in billions of consumer and enterprise products across a wide range of industries, and many of these products are depended on by individuals and businesses. The discovery of any design defect, fault or bug associated with our products, as well as any ensuing litigation or claims for indemnification could adversely affect our reputation and our relationships with partners, thereby having a material adverse effect on our business, results of operations, financial condition and prospects. Any such defects, faults or bugs could cause us to lose customers, increase our service costs, subject us to liability for damages or divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations, financial condition and prospects. The ramifications of a design defect, fault, or bug may be further exacerbated by the fact that many of our products are based on a common architecture and our new architecture products often are based on legacy products. Accordingly, a design defect, fault, or bug may affect multiple end products that are based on the same products, thereby potentially exposing us to additional liability and requiring additional resources to remedy the error.
In addition, our software could contain errors, defects or bugs, especially when first introduced or when new versions are released. Product errors, including those resulting from third-party suppliers and open-source vendors, could affect the performance or interoperability of our products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance or perception of the quality and attractiveness of our products. Any such errors or delays in releasing new products or new versions of products, or allegations of unsatisfactory performance, could cause us to lose customers, increase our service costs, subject us to liability for damages or divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations, financial condition and prospects.
Security vulnerabilities may be identified in our products, and it is possible that vulnerabilities may not be mitigated before they become known. Publicity related to any such security vulnerabilities, whether accurate or inaccurate, and any attempted or successful exploitation of such vulnerabilities, may cause increased third-party attempts to identify additional security vulnerabilities or could result in litigation, indemnification or other regulatory actions or inquiries, which could harm our brand and have an adverse effect on our business and results of operations and financial performance.
Additionally, our products are used, and may be used in the future, in a variety of safety critical systems and equipment, including, but not limited to, autonomous vehicles, robotics, drones and medical equipment. Faults, security vulnerabilities or errors in such systems can result in harm to individuals, including loss of life. Any such fault, security vulnerability, or errors that may be attributed to our products, regardless of merit, could result in litigation, indemnification obligations or regulatory actions or inquiries, which could harm our brand and have a material adverse effect on our business, results of operations and financial performance.
Some of our customers have stringent technical and quality requirements that require us to meet certain test and qualification criteria or to adopt and comply with specific quality standards. Certain customers also periodically audit our performance. Failure to meet technical or quality requirements or a negative customer audit could result in the loss of current sales revenue, customers, and future sales.
Actual or perceived security vulnerabilities in our information technology systems, including cyberattacks, security breaches or other similar incidents with respect to our or our third-party partners’ information technology systems, or any unauthorized access to our data or our third-party partners’ and our customers’ data, could harm our reputation, business and operating results.
We collect, store and otherwise process certain personal, confidential and proprietary information in the operation of our business, including trade secrets, customer information, employee data, corporate data, personal information and other sensitive and protected data. Further, our third-party partners and customers regularly provide us with highly sensitive information, including details about their future product plans and roadmaps. Any unauthorized access to or disclosure of this information, whether inadvertent, malicious or as the result of a cyberattack, security breach or other similar incident, could have a material adverse effect on our third-party partners and customers as well as our own operations, which may in turn result in significant damage to our reputation, business and operating results.
Cyberattacks, including, but not limited to, ransomware events, computer viruses or other malware, phishing attacks, denial of service attacks, illegal hacking and credential stuffing, or other malicious attempts to compromise and/or interrupt the operation of information technology systems continue to increase in frequency, magnitude and sophistication. These increasing threats are being driven by a variety of sources, including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, advanced persistent threat actors, and hacking by groups and individuals. These sources can also implement social engineering techniques to induce our third-party partners, users, employees or customers to disclose passwords or other sensitive information or take other actions to gain access to our or our third-party partners’ data or our users’ data. Techniques, including techniques based on or otherwise using AI, used to obtain unauthorized access to, or to sabotage, systems or networks are constantly evolving and may not be recognized until launched against a target. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection, containment, or remediation of, or other responses to, such cyberattacks, security breaches and other similar incidents. Geopolitical instability, such as ongoing conflict between Russia and Ukraine and conflicts in the Middle East, may increase the likelihood that we or our third-party partners and customers could experience direct or collateral consequences from cyber conflicts between nation-states or other politically motivated actors targeting critical technology infrastructure. As we increase our customer base and our brand becomes more widely known and recognized, and as our products are used in more heavily regulated industries where there may be a greater concentration of sensitive and protected data, such as healthcare, government, life sciences and financial services, we and our third-party partners may become more of a target for these malicious actors.
Cyberattacks, security breaches or other similar incidents with respect to our information technology systems or those of our third-party partners could result in unauthorized access to, or misappropriation, loss of availability or integrity, disclosure, modification, misuse, loss, destruction or theft of, personal, confidential and proprietary information belonging to us or our employees, third-party partners, customers or suppliers, or cause a significant disruptive effect on our services, which could result in us, our third-party partners or our customers suffering significant financial or reputational damage and potential third-party legal action. If our security measures are, or are believed to be, inadequate or breached as a result of third-party action, employee negligence, error or malfeasance, fraud, product defects, accidental technological failure, social engineering techniques, improper user configuration or otherwise, and this results in, or is believed to result in, compromise of the confidentiality, integrity or availability of our data or our third-party partners’ and customers’ data, or otherwise causes a significant disruptive effect on our services, we could incur significant liability to various parties, including our third-party partners and customers, and to individuals or organizations whose information is being processed by us, our third-party partners or our customers. Further, such information and data being stored in foreign jurisdictions, could lead to us being required to disclose or provide access to data or other IP to a foreign government pursuant to national security or other laws of such foreign jurisdiction. Any perceived or actual violation of security, data protection and/or reporting obligations under relevant privacy and data protection laws, regulations, rules, standards and other obligations could also result in regulatory inquiries, investigations and enforcement actions, fines and/or legal action. We incur significant costs in an effort to detect and prevent cyberattacks, security breaches and other similar incidents, and we may face increased costs and be required to expend substantial resources in the event of an actual or perceived cyberattack, security breach or other similar incident. While we and our third-party partners and customers have experienced cyberattacks, including attempts to breach our information technology systems, and may experience cyberattacks in the future, as of the date of this Annual Report, we have identified no material breaches of our information technology systems. We can provide no assurances that we will not experience material breaches of our information technology systems in the future, that our third-party partners and customers will not experience breaches of their information technology systems in the future that are material to us, or that we or our third-party partners and customers have not experienced such a breach but have not yet discovered it.
Additionally, our vendors or service providers may suffer, or be perceived to suffer, cyberattacks, security breaches or other similar incidents that may compromise data stored or processed for us, which may also give rise to any of the foregoing. Our ability to monitor our vendors’ and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, or misuse, disclosure, loss, acquisition, modification, unavailability, destruction or other processing of, our and our customers’ data. If our vendors or service providers suffer cyberattacks, security breaches or other incidents, we may be unable to perform essential functions to operate our business. To the extent any of our IP is compromised as a result of a security breach experienced by us or by a vendor or service provider, and we do not promptly identify or are not promptly made aware of such breach, we may incorporate compromised IP in our products, thereby making customer implementations of our products vulnerable to future cyberattacks, security breaches or other similar incidents. Moreover, if we, or any of our vendors or service providers, experience a security breach resulting in the exfiltration of confidential data about our information technology systems, such data may provide additional avenues for further attacks.
We cannot ensure that any limitations of liability in our agreements with customers, third-party partners, service providers and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyberattack, security breach or other similar incident. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim. Any of the foregoing may cause our business to suffer and our reputation or competitive position to be damaged, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
Any failure, interruption, disruption, damage or outage with respect to our information technology systems, including or due to an inability to operate our disaster recovery plans to adequately mitigate the effects of such, could adversely affect our reputation, operations and financial condition.
Our business depends on the efficient and uninterrupted operation of our information technology and communications systems. If such information technology systems were to fail, in whole or in part, for any reason or if we were to experience any unscheduled downtimes, even for only a short period, our reputation, operations and financial results could be adversely affected.
Our information technology systems could be damaged or interrupted by several scenarios including natural hazards, extreme weather, fire, utility loss, infrastructure failure, service provider failure or cyber threats. Certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures. In many cases we use cloud provided software solutions where we are reliant on the software provider meeting our service level and contractual agreements. In the event that a critical software provider cannot provide their agreed service, this could have an adverse impact on our reputation, operations and financial reporting.
The formal disaster recovery and business continuity plans we have in place may not be successful in preventing delays or other complications that could arise from information technology systems failure or cyber attacks and, if they are not successful, insurance may not adequately compensate us for all losses that may occur and have a material adverse effect on our business, results of operations, financial condition and prospects.
Claims may be made for which we do not have adequate insurance, which could have a material adverse effect on our results of operations, cash flows and financial condition.
In recent years, the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors and certain available insurance has become costly to procure, renew or maintain. We currently have global insurance policies, including coverage for the following significant risks (all of which are subject to certain important scope limitations, exceptions and company/deductible arrangements): property damage, business interruption, employee liability, public and products liability, directors’ and officers’ liability, and cybersecurity and technology-related losses. We do not insure against claims concerning patent litigation or other IP infringement claims and potential related indemnification obligations, because we are of the view that any limited coverage that could be obtained would be prohibitively expensive. Our business, results of operations, financial condition and prospects could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim was not covered under the terms of our then existing insurance policies.
Foreign exchange fluctuations could have a material adverse effect on our business, results of operations, financial condition and prospects.
Although a substantial majority of our revenues, as well as a significant proportion of our assets and liabilities, are denominated in USD, certain of our costs are denominated in British pounds sterling and a number of other currencies, such as the euro and Indian rupee. Consequently, our results of operations have been, and are likely to continue to be, affected by changes in the relative value of the various currencies in which our revenues, costs, assets and liabilities are denominated, and especially the U.S. dollar to British pound sterling exchange rate, as well as the exchange rates to the euro and Indian rupee, may have a material impact on our reported results of operations and financial condition. To manage our exposure, we may engage in the use of financial derivatives or currency hedging transactions, although such activities may not cover all of our exposure, may be costly and may also expose us to counterparty risk. Despite hedging and other mitigating techniques implemented by us, fluctuations in exchange rates have in the past and may in the future have a material adverse effect on our business, results of operations, financial condition and prospects.
We could suffer significant damage to our brand and reputation, which could harm our competitive position, results of operations and prospects.
Our brand and reputation are critical factors in our relationships with customers, employees, governments, suppliers, and other stakeholders. Our failure to address, or the appearance of our failure to address, issues that give rise to reputational risk, including those described throughout this “Risk Factors” section, could significantly harm our brand and reputation. Our reputation can be impacted by catastrophic events, incidents involving unethical behavior or misconduct, product quality, security, or safety issues, allegations of legal noncompliance, internal control failures, corporate governance issues, security incidents, workplace incidents, climate issues, the use of our products for illegal or objectionable applications, including AI and ML or military applications that present ethical, regulatory, or other issues, marketing practices, media statements, the conduct of our suppliers or representatives, and other issues, incidents, or statements that, whether actual or perceived, result in adverse publicity.
Concerns about our AI- and ML-related practices or the ultimate uses of our products in conjunction with AI and ML technologies, even if unfounded, could damage our reputation and materially and adversely affect our business and operating results. Third parties may use our products for harmful or controversial purposes, and the use of our products by our customers or end users to power AI and ML features and functionality may result in harm or controversy.
In addition, our brand and reputation may be damaged by the actions of third parties that are imputed to us. For example, although Arm China operates independently of us, Arm China uses our trademarks in its marketing and branding. To the extent that Arm China’s actions are imputed to us due to Arm China’s use of our trademarks, our own brand and reputation may suffer significant damage.
To the extent we fail to respond quickly and effectively to address corporate crises and other threats to our brand and reputation, the ensuing negative public reaction could significantly harm our brand and reputation, which could result in loss of trust from our customers, third-party partners and employees and could lead to an increase in litigation claims and asserted damages or subject us to regulatory actions or restrictions, any of which could adversely affect our business, results of operations, financial condition and prospects.
Damage to our brand and reputation could reduce demand for our products and adversely affect our business, operating environment and the trading price of our securities. Damage to our reputation may also make us less attractive to current and prospective employees relative to our competitors, particularly given the intensely competitive market for highly skilled employees. Moreover, repairing our brand and reputation may be difficult, time-consuming, and expensive. The heightened competitive pressures could result in a loss of customers or a reduction in revenues or revenue growth rates, all of which could adversely affect our business, results of operations, financial condition and prospects.
Increasing scrutiny and evolving expectations from customers, partners, regulators, investors, and other stakeholders with respect to our environmental, social and governance (“ESG”) practices may impose additional costs on us, expose us to new or additional risks, or harm our reputation.
Companies are facing increasing scrutiny from customers, partners, regulators, investors, and other stakeholders related to ESG practices and disclosure, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward us, which could have a negative impact on the trading price of our securities and our access to and costs of capital. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and the trading price of our securities. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.
We have established corporate social responsibility programs aligned with sound ESG principles. These programs reflect our current initiatives and are not guarantees that we will be able to achieve them. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside our control, and all of which could have a material negative impact on our business. Additionally, the implementation of these initiatives imposes additional costs on us. If our ESG initiatives fail to satisfy investors, customers, partners and our other stakeholders, our reputation, our ability to license our products to customers, our ability to attract or retain employees, and our attractiveness as an investment, business partner or acquirer could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfil our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation. See “Item 4. Information on the Company—B. Business Overview—Environmental, Social and Governance” for additional information regarding our corporate social responsibility programs.
We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls. If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
We will be required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F that is filed with the SEC (subject to any change in applicable SEC rules), which will be our annual report on Form 20-F for the for the fiscal year ending March 31, 2025. We also expect, assuming that we will become a large accelerated filer, that our auditors will be required to express an opinion on the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 20-F. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.
The material weakness identified for the fiscal years ended March 31, 2022 and 2021 and disclosed in our final prospectus filed on September 14, 2023 with the SEC pursuant to Rule 424(b)(4) under the Securities Act, relating to our Registration Statement on Form F-1 (the “IPO Prospectus”), relates to information technology general controls over information systems that are necessary for preparation of our financial statements, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems, (ii) insufficient controls over change management of our information systems and (iii) insufficient controls over monitoring of batch processes. To address the material weakness, in the fiscal year ended March 31, 2023 we implemented a remediation plan which we are continuing to implement in the fiscal year ended March 31, 2024. The remediation plan includes the following activities: (i) improving controls over access rights management, including reviews of current access rights, user roles and access management procedures, (ii) the removal of excessive access rights to ensure that we adequately restrict user access to our financial applications to appropriate company personnel, (iii) expanding change management control procedures for our information systems, and (iv) engaging external experts to support the evaluation, testing and enhancement of our internal controls relating to our information technology systems. The actions that we are taking are subject to ongoing review by our executive management and are subject to the oversight of our Audit Committee. Although we have made considerable progress and intend to complete these remediation activities, we will not be able to fully remediate this material weakness until these steps have been completed, the enhanced processes have been operating effectively for a sufficient period of time and appropriate testing has been performed. We provide no assurances with respect to the timeline for implementing effective remedial measures, and our initiatives may not prove to be successful in remediating the material weakness or preventing additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. The costs of the remediation efforts to date have not been material, and we do not currently anticipate any material costs in connection with future remediation efforts.
To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.
Risks Relating to Government Regulation and Legal Compliance
Our international operations expose us to risks in international jurisdictions and we may be negatively impacted by export restrictions and trade barriers.
Our headquarters are in the U.K., and we currently also have operations in various jurisdictions around the world, including the U.S., the PRC, India, South Korea, Japan, Taiwan and Europe. We may in the future expand our operations either within these jurisdictions or to new jurisdictions. Risks associated with these international operations include exposure to political, economic and financial conditions and expected and unexpected changes in legal and regulatory environments. We may, from time to time, enter into strategic partnerships, joint ventures or similar business relationships with entities in foreign jurisdictions, including governmental or quasi-governmental entities, pursuant to which we may be required to license or transfer certain of our IP rights to such entities. Such relationships could expose us to increased risks inherent in such activities, such as protection of our IP, economic and political risks, and contractual enforcement issues. In addition, we could face potentially adverse tax consequences from our international expansion, changes in our international operations or changes in tax laws in any of the multiple jurisdictions in which we operate. Managing operations in multiple jurisdictions also places further strain on management’s time and our ability to manage overall growth. These risks could have a material adverse effect on our business, results of operations, financial condition and prospects.
We are subject to governmental export and import requirements that could subject us to liability or restrict our ability to license our products. If the U.S. Department of Commerce were to broaden U.S. export restrictions on foreign-origin items, whether through changes to the level of de minimis U.S.-origin content that would make a non-U.S.-made product subject to the U.S. Export Administration Regulations (“EAR”), known as the de minimis rule, or through changes to the foreign direct product rules under the EAR or otherwise, these expanded restrictions would subject more of our products to U.S. export controls and impose export restrictions on the licensing and delivery of impacted items to certain customers and trading partners. Furthermore, if the U.S. Government implemented expanded economic sanctions on specific countries or regions, that could impact our portfolio. For instance, the U.S. has published significant changes to export sanctions regulations with respect to Russia and the PRC, and we anticipate additional changes to such regulations in the future. In October 2023, the U.S. Government published updated export controls on advanced computing chips, computer commodities that contain such chips, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The October 2023 controls modify the scope of items subject to license requirements for certain entities on the U.S. Government’s Entity List (as defined below). As a result, our freedom to license our products to designated countries or entities could be reduced, and our commercial relationships could be further harmed by limiting the ability of certain of our customers and partners from freely shipping chips and end products incorporating certain of our products. For instance, given U.S. and U.K. trade and national security policies regarding exports of technology with potential military uses, it is unlikely that we would be able to obtain a U.S. or U.K. export license for certain high performance compute cores in the Neoverse series processor family. This and any similar limitations could also reduce our revenues and cause significant uncertainty in our products roadmap, which could have an adverse effect on our business, results of operations, financial condition and prospects.
In addition, if other countries, particularly the U.K., were to adopt export control rules similar to the U.S., or make existing rules more onerous, this could have a material adverse effect on our business, results of operations, financial condition and prospects.
In addition, trade relations between countries where we do business or where our customers have end customers has recently been volatile. For example, the U.S. Government has imposed export sanctions on certain trading partners and entities which impact the cross-border transfer of technology and software products and announced new licensing requirements which impact exports of some of our customer’s ICs and certain related items. These measures may increase costs and/or reduce distribution in key markets. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices to adequately address any restrictions, it could result in lower margins on products sold or fewer products sold, which would reduce royalty revenues. Changes in U.S. trade policy have resulted in, and could result in more, U.S. trading partners adopting responsive trade policies, including imposition of increased tariffs, quotas or duties, or imposition of technology or financial sanctions or controls, making it more difficult or costly for us to export our products to those countries. The implementation of a border tax, tariff or higher customs duties on products of our customers or their end customers manufactured outside of the U.S. or components that our customers or their end customers import into the U.S., or any potential corresponding actions by other countries in which our customers or their end customers do business, could negatively impact our financial performance and/or ability to protect our IP. Such developments could also result in a decrease in the demand for or injunctions on the products of our customers or their end customers, which would reduce our royalties and have an adverse effect on our revenues and profitability and thereby on or business, results of operations, financial condition and prospects. See “—Risks Relating to Our Business and Industry—Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.”
Failure to comply with, and changes in, governmental laws and regulations could harm our business.
Our business is subject to regulation by various governmental agencies, including, but not limited to, such agencies in the U.K., the European Union, the U.S. and the PRC. These laws and regulations affect our activities in areas including, but not limited to, labor, telecommunications, IP ownership and infringement, tax, economic sanctions, import and export control requirements and sanctions, anti-corruption, national security and foreign investment, foreign exchange controls and cash repatriation restrictions, privacy and data protection (such as the European Union General Data Protection Regulation (“GDPR”), the U.K. General Data Protection Regulation (“U.K. GDPR”), and the California Consumer Privacy Act as amended by the California Privacy Rights Act (collectively, “CCPA”)), security and cybersecurity, and anti-competition, environmental, health and safety, financial reporting and the certification requirements associated with public sector contracts. These laws, regulations and orders are complex, may change frequently and with limited notice, and many have become more stringent and have intensified over time, especially in light of continuing tensions between the U.S. and the PRC and sanctions on Russia and individual Russians as a result of the ongoing war in Ukraine.
Compliance with these laws, regulations and similar requirements may be onerous, expensive and time consuming. Laws and regulations are often inconsistent from jurisdiction to jurisdiction, further increasing the cost and complexity of compliance. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures. In addition, inadequate systems and processes have in the past and could in the future result in non-compliance with applicable laws and regulations (and this can be particularly challenging in complex areas such as licensing and export controls). We may be required to incur significant expense to remedy violations of these laws and regulations.
In addition, if our customers fail to comply with these regulations, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations. For example, the Bureau of Industry and Security (“BIS”), of the U.S. Department of Commerce, maintains and frequently updates the “Entity List,” which limits our ability to deliver products and services to these entities, some of which are our customers. On May 16, 2019, the BIS added Huawei Technologies Co., Ltd. and certain of its affiliated entities to BIS’s Entity List, which imposes limitations on the supply of certain U.S. items and product support to Huawei and certain of its affiliated entities. Huawei remains on the Entity List, and in the absence of a license from BIS, we may be unable to work with Huawei and certain of its affiliated entities on certain U.S. items and technology, which may have a negative effect on our ability to sell those U.S. items and technology in the future. Anticipated or actual changes in trade restrictions could also affect customer purchasing behaviors.
Non-compliance with applicable laws, regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, financial condition and prospects could be materially adversely affected and our reputation and brand could be damaged. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.
Actual or perceived failures to satisfy data protection, security, privacy or other laws, regulations, rules, standards and other government- and industry-specific obligations could adversely affect our business, results of operations, financial condition and reputation.

Privacy and data protection has become a significant issue in the U.K., the U.S., the European Union and in many other jurisdictions where we operate and where the chips and end products incorporating our products are offered. The regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future, which could expose us to further regulatory burdens. Many government bodies and agencies, including in the U.K., the European Union and the U.S., have adopted or are considering adopting or modifying laws and regulations addressing privacy and data protection, including the collection, storage, transfer, use and other processing of personal information. Certain jurisdictions have also enacted data localization laws mandating that certain types of data collected in a particular country be stored and/or processed primarily within that country. It is possible that our practices may be deemed not to comply with those privacy and data protection legal requirements that apply to us now or in the future, which could adversely affect our operations, financial condition, and reputation.
In the European Union and in the U.K., we are subject to the GDPR and the U.K. GDPR, respectively, which impose stringent obligations regarding the collection, control, use, sharing, disclosure and other processing of personal data. Failure to comply with the GDPR or the U.K. GDPR can result in significant fines and other liability. European data protection authorities have already imposed fines on companies for GDPR violations up to, in some cases, hundreds of millions of euros. While the U.K. GDPR currently imposes substantially the same obligations as the GDPR, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward, which creates a risk of divergent parallel regimes and related uncertainty. We cannot predict how the U.K. GDPR and other U.K. privacy and data protection laws, regulations or rules may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to create a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs.
Our continuing operations involve the cross-border transfer of personal information to and from locations such as the U.K., Europe, and United States. Ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal information from the European Economic Area (“EEA”) to outside the EEA (including the U.S.) could result in further limitations on the ability to transfer data across borders. For example, while the European Commission adopted on July 10, 2023 an adequacy decision for the EU-U.S. Data Privacy Framework, enabling U.S. companies that certify to the EU-U.S. Data Privacy Framework to rely on it as a valid data transfer mechanism, such adequacy decision is likely to face challenge at the Court of Justice of the European Union.
Further, our business may be affected by laws, regulations, rules and standards aimed at regulating the use of personal information for marketing purposes, the tracking of the online activities of individuals and the regulation of machine-to-machine communications. For example, the European Union’s proposed ePrivacy Regulation, which is still being negotiated, may impose burdensome requirements around obtaining consent and impose fines for violations that are materially higher than those imposed under the European Union’s current ePrivacy Directive and related EU member state legislation. Compliance with these laws, regulations, rules and standards may result in increased costs and limit the effectiveness of our marketing activities, while failure to comply may subject us to substantial fines and reputational damage.
In the U.S., we are subject to various federal, state and local privacy and data protection laws, rules, and regulations governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information. For example, at the state level, we are subject to the CCPA, which broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of unencrypted personal information. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level privacy and data protection laws, rules and regulations that share similarities with the CCPA.
Moreover, we make public statements about our collection, use, disclosure and other processing of personal information through our privacy policies and information on our website. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Our privacy policies and other public statements that provide promises and assurances about privacy, information security, and data protection can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy and data protection practices, even if unfounded, could damage our reputation and adversely affect our business.

Although we monitor the regulatory environment and have invested in addressing new developments, we may be required to make additional changes to our services and business practices to enable us and our customers to comply with applicable laws, regulations, rules, standards and other obligations. Evolving regulatory and legal obligations may also increase our potential liability exposure through higher potential penalties for non-compliance. Laws, regulations, rules, standards and other obligations relating to privacy and data protection are subject to differing interpretations and may be inconsistent among jurisdictions, thereby making compliance with such obligations challenging. Revising our services and business practices to comply with these requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, or restrict our ability to store, transfer and otherwise process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our products, to reach current and prospective customers, or to derive insights from customer data globally.
Third-party partners with access to personal information or other sensitive or confidential information for which we are responsible could breach their contractual obligations to us, or may experience data breaches or security incidents, which could impact our business, including by causing us to breach our obligations under privacy and data protection laws, regulations, rules, standards and other obligations. This could in turn adversely affect our business, results of operations and financial condition. In addition, our third-party due diligence, contractual measures, and other privacy and data protection-related safeguards may not sufficiently protect us from the risks associated with the third-party processing, storage and transmission of such information.
Our failure or perceived failure to comply with any applicable privacy or data protection laws, regulations, rules, standards or other obligations could result in increased costs for our products, monetary penalties, damage to our reputation, government and regulatory inquiries, investigations and enforcement actions, fines, orders to stop or limit processing of personal information, or legal action.
Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding privacy and data protection and may cause our customers or their customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.
New technologies, such as AI and ML, are subject to a changing regulatory landscape in multiple jurisdictions in which we operate, and may present certain reputational risks.

New technologies, such as AI and ML, are the subject of evolving review by various governmental and regulatory bodies and agencies, and changes in laws, rules, directives, and regulations governing the use of such technologies may adversely affect the ability of our business to develop, use and commercialize such technologies and processors and products that use, incorporate or otherwise rely on such technologies. Several jurisdictions have already enacted measures related to the use of, incorporation of, or reliance on AI and ML in products and services and new laws, rules, directives and regulations may emerge over time. We may not always be able to anticipate how courts and regulators will apply existing laws to AI, to predict how new legal frameworks will develop to address AI, or to otherwise respond to these frameworks, as they are still rapidly evolving. It is not possible to predict all of the risks related to the use of AI and ML, and changes in laws, rules, directives, and regulations governing the use of AI and ML may materially and adversely affect our business and operating results or subject us to legal liability.
We are subject to anti-corruption laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to the U.K. Bribery Act 2010 (the “Bribery Act”), the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other applicable anti-corruption laws in countries where we do business and may do business in the future. These anti-corruption laws generally prohibit us, our officers, our employees, affiliates, agents and intermediaries from offering or paying bribes, requesting or accepting bribes, or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We have operations in countries considered high risk for corruption, such as China and India, agreements and collaborations with third parties, interactions with government officials, and other business activities that could expose us to corruption risk. While we have compliance safeguards in place, it is possible that these safeguards prove insufficient, or that our employees, intermediaries, or other third-party business partners may engage in activities that subject us to liability under the Bribery

Act, FCPA, or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we further expand our operations internationally, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.
There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA, or other legal requirements. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or trade control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
We are subject to risks related to government contracts and related procurement regulations.
A small portion of our revenue is derived from contracts with governmental entities, governmental subcontractors and public universities. Our contracts with such entities, including in the U.K., the European Union and the U.S., are subject to various regulations and other requirements relating to their formation, administration and performance. We may be subject to audits and investigations relating to government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of the contract, payment of fines or suspension or debarment from future government business.
Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws, which could cause significant liability for us and harm our reputation.
We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with laws, standards, regulations, guidance or codes of conduct, provide accurate information to regulatory authorities, comply with manufacturing standards, report financial information or data accurately or disclose unauthorized activities to us. We may also be exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations and prospects, including the imposition of significant fines or other sanctions and damage to our reputation.
Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer
We are a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, are eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.
SoftBank Group beneficially owns approximately 88.1% of our total issued and outstanding share capital and thus a majority of the total voting power of our ordinary shares. As a result of SoftBank Group’s ownership, we are a “controlled company” under the Nasdaq corporate governance standards.
Because we qualify as a controlled company, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of the Board of Directors consists of independent directors, the requirement that a majority of the independent directors select or recommend our director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our CEO and the requirement that its remuneration committee be composed entirely of independent directors. Since we have elected to use certain of the controlled company exemptions, holders of our ADSs do not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements.

As long as SoftBank Group controls us and/or is entitled to certain rights under the Shareholder Governance Agreement, other holders of our ordinary shares and ADSs will have limited ability to influence matters requiring shareholder approval or the composition of our Board of Directors.
SoftBank Group beneficially owns approximately 88.1% of our total issued and outstanding share capital. As a result, for so long as SoftBank Group and its controlled affiliates hold shares representing a majority of the votes entitled to be cast by the holders of our outstanding ordinary shares at a shareholder meeting, SoftBank Group will generally have the ability to control the outcome of any matter submitted for the vote of our shareholders, except in certain limited circumstances as set forth in the Articles of Association, as amended (the “Articles”) and the Companies Act.
In addition, so long as SoftBank Group and its controlled affiliates hold ordinary shares representing at least a majority of the votes entitled to be cast by the holders of our ordinary shares at a shareholder meeting, SoftBank Group will have the ability to control the election of all of the members of our Board of Directors. The directors elected by SoftBank Group will have the authority to make important decisions regarding our business, including decisions affecting our capital structure, such as the issuance of equity, the incurrence of indebtedness, the implementation of stock repurchase programs and the declaration of dividends.
Pursuant to the shareholder governance agreement we entered into with SoftBank Group (the “Shareholder Governance Agreement”), SoftBank Group has the right to designate a number of candidates for election to our Board of Directors depending on its and its controlled affiliates’ level of ownership of our outstanding ordinary shares. SoftBank Group’s designation rights range from the ability to designate seven candidates so long as it owns more than 70% of our outstanding ordinary shares down to the ability to designate one candidate so long as it owns more than 5% of our outstanding ordinary shares. Additionally, for so long as SoftBank Group and its controlled affiliates own more than 70% of our outstanding ordinary shares, SoftBank Group has the right to increase the size of our Board of Directors to nine directors and appoint a director, who need not be independent, to the board to fill the newly created vacancy. If such right is exercised, SoftBank Group will have the right to nominate up to eight candidates for election to our Board of Directors for as long as it and its controlled affiliates hold more than 70% of our outstanding ordinary shares. The Shareholder Governance Agreement also gives SoftBank Group certain rights with respect to committees of our Board of Directors, approvals of related party transactions, pre-emptive rights, registration rights, information and other rights, consultation rights and a consent right, among others, including during periods in which SoftBank Group beneficially owns less than a majority of our outstanding ordinary shares. Accordingly, SoftBank Group will maintain significant control over our corporate and business activities until such rights terminate. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with SoftBank Group—Shareholder Governance Agreement—Rights Relating to Our Board of Directors.”
SoftBank Group’s interests may conflict with our own interests and those of holders of our ADSs.
The interests of SoftBank Group may not coincide with our own interests or the interests of holders of our ADSs. Because SoftBank Group will generally have the ability, subject to limitations in the Articles and the Companies Act, to control all matters submitted to our shareholders for approval, including the election of all of the members of our Board of Directors, and will have certain enhanced rights pursuant to the Shareholder Governance Agreement, other shareholders will have limited ability to influence corporate matters. As a result, SoftBank Group may cause us to take corporate actions, including engaging in transactions with SoftBank Group or affiliates of SoftBank Group, that members of our management or other shareholders do not view as beneficial, or that provide SoftBank Group with benefits at our expense. Such actions could have a material and adverse effect on our business, results of operations and the trading price of our ADSs.
From time to time we have, and in the future we expect to, advise SoftBank Group with respect to certain of its proposed investments or acquisitions in, or commercial arrangements or strategic partnerships with, businesses in or adjacent to our industry. For example, we are a party to a consulting agreement with SoftBank Group pursuant to which we provide to SoftBank Group and its affiliates certain technical consultancy and advisory services relating to potential transactions, strategic partnerships, commercial arrangements or other arrangements involving SoftBank Group or its affiliates. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with SoftBank Group—Consulting Agreement.” Our efforts to advise SoftBank Group may require substantial time and attention from our executives, engineers and other employees, which could divert attention and resources away from our business. We can provide no assurances that SoftBank Group will not acquire, invest in or partner with businesses that compete with us, and we will have no control over SoftBank Group’s acquisition, investment or strategic partnership activities, including any investments in, acquisitions of or strategic partnerships with businesses that compete with us or our customers, or any other actions that SoftBank Group may take to compete with us or our customers. Any SoftBank

Group investments in, or acquisitions of, or strategic partnerships with, businesses that compete with us or our customers could have a material adverse effect on us and our relationships with affected customers and cause those customers to seek alternatives to our products and invest in the ecosystems of our competitors like RISC-V, which could have a material adverse effect on our business, results of operations, reputation, financial condition and/or prospects. In connection with the performance of services under the consulting agreement or otherwise, we may enter into strategic partnerships, licensing agreements or other commercial arrangements involving businesses or other assets owned by SoftBank Group or its affiliates, business or assets in which SoftBank Group or its affiliates have a controlling interest, or businesses with which SoftBank Group or its affiliates have a commercial arrangement or partnership. In addition, although we are not actively pursuing any investments in, or acquisitions of any such businesses, we may in the future pursue acquisitions of or investments in entities affiliated with SoftBank Group or with whom SoftBank Group or its affiliates have a commercial relationship.
Disputes may arise between us and SoftBank Group or its affiliates in a number of areas, including relating to arrangements with third parties that are exclusionary to us or SoftBank Group or its affiliates and business opportunities that may be attractive to both us and SoftBank Group or its affiliates. Furthermore, disputes may arise between us and SoftBank Group or its affiliates with respect to Arm China. We may not be able to resolve any potential conflicts with SoftBank Group and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party, which could have an adverse effect on our business, results of operations and the trading price of our ADSs. In addition, any disputes between us and SoftBank Group could distract our management.
In addition, some of our directors and officers currently, and in the future may, directly or indirectly own equity interests in SoftBank Group, and Mr. Son is also the Chairman and Chief Executive Officer of SoftBank Group and Mr. Haas is a director of SoftBank Group. In addition, Mr. Haas is party to an agreement pursuant to which he provides certain advisory and consulting services to SoftBank Group. Ownership of such equity interests by our directors and officers and the presence of Messrs. Son and Haas, as the chair of our Board of Directors and our CEO and a director, respectively, could create, or appear to create, conflicts of interest with respect to matters involving both us and any one of them, or involving us and SoftBank Group. Provisions of the Articles address corporate opportunities that are presented to our directors that are also directors or officers of SoftBank Group. We cannot assure you that the Articles will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and SoftBank Group. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.
Moreover, under the terms of the Shareholder Governance Agreement, SoftBank Group has a contractual pre-emptive right. Specifically, under the terms of the Shareholder Governance Agreement, if we propose to allot or issue any ordinary or preferred shares or options, warrants or other securities convertible into or exercisable for ordinary or preferred shares (including ADSs) (other than: (i) pursuant to an offer made to all ordinary shareholders on the same terms; or (ii) in connection with any incentive plan or share scheme otherwise approved by SoftBank Group to the extent such approval is required under the Shareholder Governance Agreement), SoftBank Group will be entitled (but will not be obligated) to purchase up to an amount of the securities we propose to allot or issue such that it can maintain its proportional legal and economic interests in our share capital prior to such allotment or issuance. As a result, while other holders of our ADSs would risk suffering a reduction in percentage ownership in connection with a new issuance of securities by us, SoftBank Group and its controlled affiliates will have the opportunity to avoid a reduction in their legal and economic interests. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with SoftBank Group—Shareholder Governance Agreement—Pre-emptive Rights.”
Furthermore, regardless of the performance of our own business, SoftBank Group’s business, results of operations and the trading price of SoftBank Group’s securities or other matters affecting SoftBank Group or actions that SoftBank Group may take may adversely affect the trading price of our ADSs. In addition, SoftBank Group is not restricted from competing with us or otherwise taking for itself or its other affiliates certain corporate opportunities that may be attractive to us.
SoftBank Group’s ability to control all matters submitted to our shareholders may have the effect of delaying, preventing or deterring a change of control, which could deprive holders of our ADSs of an opportunity to receive a premium for their ADSs as part of a change of control, and might ultimately affect the fair market value of our ADSs.

SoftBank Group has engaged, and may in the future engage, in financing transactions whereby our shares are pledged as security.
SoftBank Group has engaged, and may from time to time engage, in financing transactions involving our shares (including ADSs representing our shares), such as loans whereby our shares are pledged as security. We may be unable to influence the timing or terms of financing transactions by SoftBank Group involving our securities. In addition, certain subsidiaries of SoftBank Group have entered into a margin loan facility secured by our ordinary shares (the “SoftBank Group Facility”). We have no material obligations with respect to the SoftBank Group Facility. The SoftBank Group Facility is initially secured by a pledge of 769,029,000 of our ordinary shares representing a 73.4% equity interest in us. We face various risks in connection with the SoftBank Group Facility. The SoftBank Group Facility contains, and such other financing transactions may contain, provisions that, subject to their terms, require prepayment if certain events or circumstances occur, including certain change of control transactions or in the event the trading price of our ADSs declines below certain thresholds. From time to time, subject to certain requirements under the terms of the SoftBank Group Facility and any other such financing transactions, SoftBank Group or the relevant subsidiary of SoftBank Group, as applicable, may consider it advisable to sell shares in order to finance the prepayment or repayment of such financings, which number of shares may, individually or in the aggregate, be significant. In addition, in connection with the SoftBank Group Facility and any other such financings, if the price of our ADSs declines to certain levels, absent a repayment of the applicable financing, SoftBank Group may be required to provide additional collateral. For instance, the SoftBank Group Facility could be subject to a “margin call” by the providers of the facility if, among other events, the loan-to-value exceeds a certain threshold. In the event of such a margin call, the relevant subsidiary of SoftBank Group would need to deposit additional funds with the providers of the facility and may decide to sell some of the pledged shares to provide such funds. In the case of non-payment at maturity or another event of default, the providers of the SoftBank Group Facility and any other such financing may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. The foreclosure on our shares that are initially pledged as collateral for the SoftBank Group Facility could cause a change of control of us and if such shares are sold, such sales could cause the trading price of our ADSs to decline. Sales of our securities in connection with the SoftBank Group Facility and any other such financing transactions, whether by SoftBank Group or upon enforcement against collateral, could have a material and adverse effect on our business, results of operations, access to equity capital and the trading price of our ADSs.
If SoftBank Group sells a controlling equity interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your ADSs and we may become subject to the control of a currently unknown third party.
For so long as the U.K. City Code on Takeovers and Mergers (the “Takeover Code”) does not apply to us, SoftBank Group will have the ability, should it choose to do so, to sell some or all of its shares in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us. The ability of SoftBank Group to privately sell its shares, with no requirement for a concurrent offer to be made to acquire all of the publicly traded ADSs, could prevent you from realizing any change-of-control premium on your ADSs that may otherwise accrue to SoftBank Group on its private sale of shares. In addition, if SoftBank Group privately sells its controlling equity interest or if a lender forecloses on a controlling interest pledged by SoftBank Group, including in connection with enforcement under the SoftBank Group Facility, we may become subject to the control of a currently unknown third party. The interests of this third party may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, if SoftBank Group sells a controlling equity interest in our company to a third party or a lender forecloses on a pledged controlling equity interest in our company, our future indebtedness may be subject to acceleration, and our other commercial agreements and relationships, including any remaining agreements with SoftBank Group, could be impacted. The occurrence of any of these events could adversely affect our business, results of operations, financial condition and prospects.
SoftBank Group’s ability to control our Board of Directors may make it difficult for us to recruit independent directors.
For so long as SoftBank Group and its controlled affiliates hold our ordinary shares representing at least a majority of the votes entitled to be cast by the holders of our ordinary shares at a shareholder meeting, SoftBank Group will be able to elect all of the members of our Board of Directors. Additionally, pursuant to the Shareholder Governance Agreement, SoftBank Group has the right to designate a number of candidates for election to our Board of Directors depending on its and its affiliates’ level of ownership of our outstanding ordinary shares. SoftBank Group’s designation rights will range from the ability to designate seven candidates so long as it owns more than 70% of our outstanding ordinary shares (or up to eight if SoftBank Group exercises the right granted to it to increase the size of our Board of Directors and appoint an additional non-independent director to fill the resulting vacancy) down to the ability to designate one candidate so long as it owns more than 5% of our outstanding ordinary shares. The Shareholder Governance Agreement also provides SoftBank

Group with proportional rights to representation on the committees of our Board of Directors, subject to applicable restrictions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with SoftBank Group—Shareholder Governance Agreement—Rights Relating to Our Board of Directors.” Under these circumstances, qualified and experienced persons who might otherwise accept an invitation to join our Board of Directors may decline, which means that we would not be able to benefit from their qualifications and expertise in service as members of our Board of Directors.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.
We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended March 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.
While we are a foreign private issuer, we may opt out of certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq, which may provide less protection to our shareholders than what is accorded to investors under the Nasdaq rules applicable to domestic issuers.
For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:
•disclose within four business days of any determination to grant a waiver of the Code of Conduct to directors and officers;
•obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•give the audit committee review and oversight responsibilities over all “related party transactions”;
•hold regularly scheduled meetings of only the independent directors at least twice a year; and
•solicit proxies and provide proxy statements for all meetings of shareholders.
In accordance with Nasdaq listing rules, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq-listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are required to test our foreign private issuer status at the end of our second fiscal quarter in each fiscal year. If we were no longer a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of the first day of the following fiscal year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the U.S. or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the U.S. and (iii) our business must be administered principally outside the U.S. If SoftBank Group or its affiliates do not continue to hold a majority of our ordinary shares, we would likely fail to maintain our status as foreign private issuer. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act and by the Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the section titled Differences in Corporate Law in the Description of Securities included in Exhibit 2.3 to this Annual Report for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:
•under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;
•under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75% of the ordinary shares voting (in person or by proxy)), including amendments to the Articles. This may make it more difficult for us to complete corporate actions deemed advisable by our Board of Directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;
•in the U.K., takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares and ADSs. If acceptances are not received for 90% or more of the ordinary shares and ADSs under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares and ADSs would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares (including those represented by ADSs) voting at the meeting for approval; and
•under English law and the Articles, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. We have obtained authority from our shareholders to allot 1,025,234,000 additional shares ending August 25, 2028, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or for any shorter period).
English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights ending August 25, 2028, which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or for any shorter period).
English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.
Under current law, transfers of ordinary shares outside the ADR program and the redeposit of ordinary shares into the ADR program will generally be subject to U.K. stamp duty or stamp duty reserve tax and the law may change to cover other transactions, including transactions in ADSs, which would increase the cost of dealing in ordinary shares or ADSs.
Following our initial public offering (“IPO”), ADSs were transferred to a nominee for The Depository Trust Company (“DTC”) and corresponding book-entry interests were credited in the facilities of DTC. On the basis of current law and HM Revenue & Customs (“HMRC”) practice, no charges to U.K. stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on subsequent transfers of book-entry interests in ADSs entirely within DTC’s facilities. Similarly, on the basis of current law and HMRC practice, a transfer of title in the ADSs from within the DTC clearance system to a purchaser out of the DTC clearance system and any subsequent transfers that occur entirely outside the DTC clearance system should not attract a charge to U.K. stamp duty or SDRT.
If you choose to withdraw the ordinary shares underlying your ADSs (in accordance with the deposit agreement, applicable laws and regulations) from the depositary, U.K. stamp duty and SDRT will not generally be chargeable on any such withdrawal in your favor, but will generally be chargeable on any subsequent transfers of the ordinary shares or redeposits of the ordinary shares into the ADR program (at the rates specified below).
We have put in place arrangements to require that ordinary shares held in certificated form or otherwise outside the depositary system cannot be represented by ADSs within the DTC clearance system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that any U.K. stamp duty (or SDRT) may be collected in connection with the delivery to the depositary. Any such ADSs in respect of those ordinary shares so deposited may be evidenced by a receipt issued by the depositary. Before the transfer can be registered in the books of the depositary for the ADSs to be issued, the transferor will also be required to put funds in the depositary to settle any resultant liability to stamp duty (or SDRT), which will be charged at a rate of 1.5% of the value of the ADSs.
The Retained EU Law (Revocation and Reform) Act 2023, enacted on June 29, 2023 has the effect that certain rights derived from European Union law will by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in U.K. domestic law) cease to be recognized after December 31, 2023. As a result, rights derived from European Union law would cease to restrict the application of the rules providing for the 1.5% U.K. stamp duty or SDRT charge which may impact on the issue or transfer of our ordinary shares to, or appropriation of our ordinary shares by, a depositary receipt system (such as that operated by the depositary) or a clearance service (such as that operated by DTC). On February 22, 2024, the U.K. government enacted legislation to make provisions for and in connection with ensuring that it continues to be the case that no 1.5% charge to stamp duty or SDRT arises in relation to the issue or transfer of ordinary shares to depositary receipt systems and clearance services. The provisions took effect from January 1, 2024.
It is also possible that, for example, in the future, a transfer of title in the ADSs from within the DTC clearance system to a purchaser out of the DTC clearance system and/or any subsequent transfers of ADSs that occur entirely outside (or inside) the DTC clearance system, will attract a charge to U.K. stamp duty or SDRT. Any such U.K. stamp duty or SDRT will be chargeable at a rate of 0.5% (or potentially 1.5% in certain circumstances) of any consideration, which is normally payable by the transferee. Any such duty must be paid (and the relevant transfer document, if any, stamped by HMRC) before the transfer can be registered in the books of the depositary and, if relevant, ADSs issued to a nominee for DTC and corresponding book-entry interests credited in the facilities of DTC.
For further information about the U.K. stamp duty and SDRT implications of holding ADSs and withdrawing ordinary shares under current law, please see the section titled “Item 10. Additional Information—E. Taxation” of this Annual Report.
The Articles provide that, unless the Company by ordinary resolution consents to the selection of an alternative forum, the courts of England and Wales are the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. District Court for the Northern District of California is the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
The Articles provide that, unless the Company by ordinary resolution consents to the selection of an alternative forum, the courts of England and Wales are the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act, or the Exchange Act, and that the U.S. District Court for the Northern District of California is the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act. In addition, the Articles will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Articles. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in the Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Northern District of California may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.
Shareholder protections found in provisions under the Takeover Code will not apply if our place of central management and control remains outside the U.K.
The Takeover Code applies to all offers for companies which have their registered office in the U.K., the Channel Islands or the Isle of Man if any of their equity share capital or other transferable securities carrying voting rights are admitted to trading on a U.K. regulated market or a U.K. multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man.
The Takeover Code also applies to all offers for public companies which have their registered office in the U.K., the Channel Islands or the Isle of Man if they are considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have their place of central management and control in the U.K., the Channel Islands or the Isle of Man. This is known as the “residency test.” In determining whether the residency test is satisfied, the Takeover Panel has regard primarily to whether a majority of a company’s directors are resident in these jurisdictions.
Although our registered office is in the U.K., the Takeover Code does not currently apply to us because our shares are not admitted to trading on a regulated market or multilateral trading facility in the U.K. or any stock exchange in the Channel Islands or the Isle of Man, and the Takeover Panel confirmed to us that, on the basis of the residency of our Board of Directors as of the date of the IPO Prospectus, we did not have our place of central management and control in the U.K., the Channel Islands or the Isle of Man. Our place of central management and control remains outside of the U.K. for the purposes of the Takeover Code.
As a result, our shareholders are not currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids and, therefore, holders of ADSs will not benefit from these protections.
In the event that this changes, or if the interpretation and application of the Takeover Code by the Takeover Panel changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside of the U.K., the Channel Islands or the Isle of Man), the Takeover Code may apply to us in the future.
Risks Relating to Ownership of Our Securities
The future exercise of registration rights by SoftBank Group may materially and adversely affect the market price of the ADSs.
Pursuant to the Shareholder Governance Agreement, SoftBank Group and certain of its affiliates are entitled to certain registration rights pursuant to which they may demand that we register the resale of its ordinary shares or securities convertible into or exchangeable for ordinary shares (including ADSs) (“Registrable Securities”) and, under certain circumstances, will also have customary “piggyback” registration rights for its Registrable Securities in connection with certain registrations of securities by us. In addition, SoftBank Group or its relevant affiliates may require us to file and maintain an effective shelf registration statement under the Securities Act covering the resale of SoftBank Group’s Registrable Securities. The registration of the resale of these securities will facilitate the public sale by SoftBank Group of such securities without regard to any limitations on the volume of securities that SoftBank Group may sell. In light of SoftBank Group’s beneficial ownership of our ordinary shares, the registration of the resale of a significant number of ADSs, or the perception that significant sales by SoftBank Group may occur, may have a material adverse effect on the market price of our ADSs.
Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.
We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as holder of ADSs. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our IP or products, or grant licenses on terms unfavorable to us.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the U.S. unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to holders unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities, to endeavor to cause such a registration statement to be declared effective or to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in such a rights offerings and may experience dilution in your holdings.

The market price of our ADSs may be volatile and may decline.
The market price of our ADSs could be volatile and may decline. The stock market in general, and the market for technology companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, and the trading price of our ADSs may be volatile due to factors beyond our control. As a result of this volatility, you may not be able to sell your ADSs at or above the price at which you purchased your ADSs. The market price for our ADSs may be influenced by many factors, including, among others:
•variations in our actual or anticipated annual or quarterly operating results or those of others in our industry;
•results of operations that otherwise fail to meet the expectations of securities analysts and investors;
•changes in earnings estimates or recommendations by securities analysts, or other changes in investor perceptions of the investment opportunity associated with our ordinary shares relative to other investment alternatives;
•market conditions in the semiconductor industry;
•publications, reports or other media exposure of our licensed products or those of others in our industry, or of our industry generally;
•announcements by us or others in our industry, or by our or their respective suppliers, distributors or other business partners, regarding, among other things, significant contracts, price reductions, capital commitments or other business developments, the entry into or termination of strategic transactions or relationships, securities offerings or other financing initiatives, and public reaction thereto;
•additions or departures of key management personnel;
•significant lawsuits, including patent or shareholder litigation;
•regulatory actions involving us or others in our industry, or actual or anticipated changes in applicable government regulations or enforcement thereof;
•the development and sustainability of an active trading market for our ordinary shares;
•sales, or anticipated sales, of large blocks of our ADSs;
•general economic and securities market conditions; and
•other factors discussed in this “Risk Factors” section and elsewhere in this Annual Report.
Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and materially and adversely affect our business, financial condition, and results of operations.
The trading price of our ADSs may be influenced by reports published by industry and equity research analysts.
The trading market for our ADSs is influenced by the research and reports that industry or equity research analysts publish about us or our business. As a newly public company, the analysts who publish information about our ADSs have relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. We do not have any control over the analysts’ content and opinions included in their reports. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, financial performance, ADS price or otherwise, our ADS price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause our ADS price or trading volume to decline and result in the loss of all or a part of your investment in us.
Substantial future sales of ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.
If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ADSs in the public market or engage in financing transactions involving our ADSs or ordinary shares, or the market perceives that such transactions may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, in the case of non-payment at maturity or another event of default, the providers of the SoftBank Group Facility may exercise their rights to foreclose on and sell or cause the sale of our shares that are pledged as collateral. If such shares are sold, then the market price of our ADSs could be adversely affected. In the future, SoftBank Group may transfer a portion of its holdings in us to one or more of its affiliates or affiliated investment funds. Such affiliates or affiliated investment funds may have different investment strategies and interests and may decide to sell their holdings to third parties even if SoftBank Group intends to continue to hold the remainder of its holdings.
Holders of ADSs are not treated as holders of our ordinary shares.
Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary, the custodian or their nominee is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See the Description of Securities included as Exhibit 2.3 to this Annual Report.
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See the Description of Securities included as Exhibit 2.3 to this Annual Report.
The depositary for our ADSs is entitled to charge holders fees for various services, including annual ADS service fees.
The depositary for our ADSs is entitled to charge ADS holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual ADS service fees. In the case of ADSs issued by the depositary into the DTC, the fees will be charged by the DTC participants to the account of the applicable beneficial owners of ADSs in accordance with the procedures and practices of the DTC participants as in effect at the time.
You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in the Description of Securities included as Exhibit 2.3 to this Annual Report and the deposit agreement, holders of the ADSs are not able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs do not have a right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and the Articles. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to ADS holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given to the depositary. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with the Articles. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or be able to vote in person or by proxy and they may not have any recourse against the depositary or us if the ordinary shares underlying their ADSs are not voted as they have requested or if such ordinary shares cannot be voted.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur if we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is materially disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs, any ADRs or the deposit agreement.
If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, it our understanding that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
No condition, stipulation or provision of the deposit agreement or ADRs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
The deposit agreement expressly limits our and the depositary’s obligations and liabilities.
The deposit agreement expressly limits our obligations and liabilities as well as those of the depositary. See the section titled Limitations on Obligations and Liabilities in the Description of Securities included in Exhibit 2.3 to this Annual Report. Such limitations include the following:
•We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
•The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

•The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.
•We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of the Articles, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
•We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in the Articles or in any provisions of or governing the securities on deposit.
•We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
•We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.
•We and the depositary disclaim any liability for any action or inaction of any clearing or settlement system (and any participant thereof).
•We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
These provisions of the deposit agreement limit the ability of ADS holders to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.
In addition, nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.
Furthermore, nothing in the deposit agreement precludes the depositary (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates the depositary to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.
You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, and any taxes. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
Under English law, a company’s accumulated realized profits, to the extent they have not been previously utilized by distribution or capitalization, must exceed its accumulated realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In addition, as a public limited company in England, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the price at which you acquired your shares.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under the laws of England and Wales and have our registered office in England. The U.S. and the U.K. do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the U.S., whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the U.K. In addition, uncertainty exists as to whether English courts would entertain original actions brought in England and Wales against us or our directors or senior management predicated upon the securities laws of the U.S. or any state in the U.S. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by English courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our senior management, members of our Board of Directors who are residents of the U.K. or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified members of our Board of Directors.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to require us to incur significant legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn makes it more difficult for us to attract and retain qualified senior management personnel or members for our Board of Directors. Further, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.
Risks Relating to U.S. and U.K. Tax Regimes
If we are (or one of our non-U.S. subsidiaries is) a “controlled foreign corporation” (a “CFC”), there could be adverse U.S. federal income tax consequences to certain U.S. investors.

Generally, if a U.S. investor is treated as owning, directly, indirectly or constructively, at least 10% of either the total value or total combined voting power of our stock, such U.S. investor may be treated as a “United States shareholder” with respect to each CFC in our group, if any, for U.S. federal income tax purposes. A non-U.S. corporation will generally be classified as a CFC for U.S. federal income tax purposes if United States shareholders own, directly, indirectly or constructively, more than 50% of either the total value or the total combined voting power of the stock of such corporation. Because SoftBank Group currently owns, and is expected to continue to own, more than 50% of our ordinary shares, we are currently a CFC and expect to remain so in the future so long as SoftBank Group continues to own, directly or indirectly, 50% or more (by value) of the stock of a U.S. subsidiary. In addition, because our group includes U.S. subsidiaries, our current non-U.S. subsidiaries and potentially any future newly formed or acquired non-U.S. subsidiaries generally will be treated as CFCs, regardless of whether we are treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments of earnings in U.S. property, regardless of whether such CFC makes any distributions to its shareholders. Additionally, an individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may also subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from expiring. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Internal Revenue Service (the “IRS”) has provided only limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.
If we are a passive foreign investment company (a “PFIC”) for any taxable year, there could be adverse U.S. federal income tax consequences to U.S. investors.
In general, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). For purposes of these tests, passive income generally includes, among other things, dividends, interest, gains from certain sales or exchanges of investment property and certain rents and royalties. If we are a PFIC for any taxable year during which a U.S. investor holds our shares, we will generally continue to be treated as a PFIC with respect to such U.S. investor for all succeeding taxable years during which such U.S. investor holds our ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status. Such U.S. investor may be subject to adverse tax consequences with respect to our ordinary shares or ADSs, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. We cannot provide any assurance that we will furnish to such U.S. investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the PFIC rules of the Code.
Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended March 31, 2024, and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and no assurances can be made in this regard. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. investors, see “Item 10. Additional

Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” of this Annual Report.
Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Inclusive Framework (as defined below), the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or SDRT treatment of our ADSs or ordinary shares.
The Organisation for Economic Co-Operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (the “Inclusive Framework”) have put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules and ensure a minimal level of taxation, respectively. In July 2023, the U.K. enacted legislation to implement the OECD framework for Pillar Two, part of which went into effect January 1, 2024. A number of other countries where we do business, including the U.S., Japan, and many countries in the European Union, have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. In the U.S., various proposals to raise corporate income taxes are periodically considered, such as the Inflation Reduction Act, which introduced a 15% Corporate Alternative Minimum Tax beginning in 2023. These proposed and enacted changes in tax laws, treaties or regulations, or their interpretation or enforcement, could have a material adverse impact on our future tax positions.
We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods in which such outcome is determined. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our financial statements, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. Additionally, our future tax liability could be impacted by changes in accounting principles or changes in applicable tax jurisdictions.
In addition, we may periodically restructure our legal entities and if taxing authorities were to disagree with our tax positions in connection with any such restructurings, our tax liability could be materially affected. In connection with any restructuring we could also incur additional charges associated with consulting fees and other charges.
We carry out extensive research and development activities, and as a result, we benefit in the U.K. from the research and development expenditure credit (“RDEC”) regime, which provides relief against U.K. corporation tax. Broadly, RDEC provides a tax credit currently equal to 20% of ‘qualifying research and development expenditure’ incurred from April 1, 2023 (the rate was previously 13% of qualifying research and development expenditure incurred from April 1, 2020 to March 31, 2023) by certain companies where certain criteria are met. To the extent a company cannot utilize the RDEC against U.K. corporation tax then certain rules apply that allow the RDEC to, among other things, reduce the tax liability of certain specified taxes (for example, value added tax or employee taxes), or be surrendered to a group company, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is paid to the company by HMRC in cash. On February 22, 2024, the U.K. government enacted changes to its research and development tax relief legislation which apply for accounting periods beginning on or after April 1, 2024. These changes include the merger of the RDEC regime and the small and medium-sized enterprise regime into a single RDEC regime. The merged RDEC regime provides the same tax credit as under the old RDEC scheme (currently equal to 20% of ‘qualifying research and development expenditure’). The enacted changes also restrict research and development relief where the research and development activity is subcontracted and takes place outside of the U.K.

We also benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.
If, however, there are unexpected adverse changes to the RDEC or the “patent box” regime, or for any reason we are unable to qualify for such tax incentives, then our business, results of operations and financial condition may be adversely affected.
Item 4.    Information on the Company
A.    History and development of the company
Corporate Information
The Company is a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems IP, graphics processing units, physical IP and associated systems IP, software, tools and other related services.
Arm Holdings plc was incorporated as a private limited company with the legal name Arm Holdings Limited under the laws of England and Wales on April 9, 2018, with the company number 11299879. Arm Holdings Limited re-registered as a public limited company under the laws of England and Wales on September 1, 2023 and changed its name to Arm Holdings plc.
Arm Limited was incorporated as a private limited company with the legal name Widelogic Limited under the laws of England and Wales on November 12, 1990 with the company number 02557590. On December 3, 1990, Widelogic Limited changed its company name to Advanced RISC Machines Limited, and, on May 21, 1998, it changed its company name to Arm Limited (at which time it was a wholly owned subsidiary of Arm Holdings plc with the company number 02548782). Our business was initially operated through Arm Holdings plc with the company number 02548782, which was previously an independent publicly traded corporation until its acquisition in September 2016 by SoftBank Group. On March 19, 2018, as a part of a reorganization, Arm Holdings plc with the company number 02548782 re-registered as a private limited company and was renamed SVF HoldCo (UK) Limited, which became a subsidiary of SoftBank Vision Fund L.P. (“SoftBank Vision Fund”), which retained an approximate 25% interest in our company with the remainder beneficially held by SoftBank Group. In August 2023, a subsidiary of SoftBank Group acquired substantially all of SoftBank Vision Fund’s interest in Arm Limited at a purchase price of approximately $16.1 billion, with the associated payments to be made in installments over a two-year period. The purchase price was established by reference to the terms of a prior contractual arrangement between the parties. Accordingly, prior to Arm’s initial public offering, SoftBank Group beneficially owned substantially all of our outstanding shares.
Our registered office is 110 Fulbourn Road, Cambridge, Cambridgeshire, CB1 9NJ, U.K., and the telephone number at that office is +44 (1223) 400 400. The principal office for Arm Inc., our U.S. subsidiary, is located at 120 Rose Orchard Way, San Jose, CA 95134, and our telephone number at that office is +1 (408) 576-1500. Our website address is www.arm.com. We have included our website address in this Annual Report solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report. Our agent for service of process in the United States is Arm, Inc.
For a discussion of our principal capital expenditures, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”, “Item 4. Information on the Company—D. Property and Equipment”, “Item 8. Financial Information—Note 8 - Property and Equipment, Net” and “Item 8. Financial Information—Note 9 - Leases” in the Notes to the Consolidated Financial Statements included in this Annual Report.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.
Corporate Reorganization
In September 2023, we completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of

England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing our corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, our historical consolidated financial statements were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.
Initial Public Offering
The registration statement on Form F-1 relating to the IPO was declared effective on September 13, 2023 and our ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “ARM” on September 14, 2023. On September 18, 2023, we completed the closing of the IPO. One of our shareholders sold an aggregate of 102,500,000 ADSs at a price of $51 per share, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments. We did not receive any proceeds from the sale of the ADSs in the IPO.
B.    Business Overview
Industry Background
Semiconductors are indispensable to everyday life. In today’s technology-driven world, semiconductors are the enablers of the devices and infrastructure that facilitate virtually everything people do. As almost all of the products and services people use every day rely on semiconductors. Manufacturing, logistics, city infrastructure, and building management also increasingly build their processes and services around semiconductor-enabled devices. As consumers and enterprises continue to demand more from their devices, we expect the pervasiveness of high-performance and energy-efficient semiconductors to continue to expand.
The world is becoming increasingly digital with the proliferation of smart, connected devices, such as smartphones, wearables, personal computers (“PCs”), tablets, and other electronic devices. Even everyday products like washing machines, thermostats, and utility meters are becoming more advanced. The market trend to make nearly all products smart and connected is not just limited to consumer electronics, but is also driving a wave of innovation across a broad range of end markets and use cases. For example, vehicles are effectively transforming into computers on wheels, factory floors are becoming increasingly automated with robotics, and retail shopping is evolving with the help of cashier-less checkout technology.
The massive expansion of data, advanced software applications, and AI are driving the need for high-performance compute capabilities. To address increasingly complex workloads, a key approach has been to increase the speed of a CPU and expand the number of processor cores per chip. Solely running an existing chip faster may deliver more compute performance, but increasing performance in this way results in higher energy costs, and may cause thermal limits to be exceeded. For example, individual servers are limited by their ability to dissipate heat energy, while whole data centers are limited by how much electricity is available to them. Mobile devices are limited by the energy stored in their batteries, while their instantaneous power is limited by thermal constraints. Furthermore, the transition to electric vehicles is increasing pressure on automakers to consider the power consumption and thermal management of vehicle electronics. In addition, enterprises are increasingly mindful of environmental sustainability, which is driving a need for more efficient alternatives to offset the continued growth in data centers and other compute deployments. Collectively, these considerations result in the need for innovation in chip design to address market demands for an optimal balance of performance, efficiency, size, and cost across end markets.
Further, the resources required to develop leading-edge products are significant and continue to increase exponentially as manufacturing process nodes shrink. Design partners play an increasingly valuable role in the chip design process by providing specialized capabilities and expertise that enable semiconductor suppliers to focus on their core product differentiation, while keeping pace with market innovation. Design partners facilitate innovation and enhance customers’ competitive positioning by reducing the complexity, risk, and cost of a significant part of the development cycle. In addition, design partners, like Arm, that can demonstrate a deep understanding of their customers’ workloads are better positioned to integrate themselves into their customers’ workflows, further expanding their value proposition over time.

Many OEMs today utilize “off-the-shelf,” or “merchant,” semiconductors when building their product offerings. However, we are also seeing some leading OEMs looking to build custom chips in-house that deliver greater performance and greater efficiency at an equal or better price for a particular use case.
For a discussion of our business’s cyclical nature, see “Item 5. Operating and Financial Review and Prospects—D. Trend information—Key Factors and Trends Affecting Our Operating Results—Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry.”
Our Company
Arm architects, develops, and licenses high-performance, low-cost, and energy-efficient CPU products and related technology, on which many of the world’s leading semiconductor companies and OEMs rely to develop their products. For the three months ended March 31, 2024, approximately 7 billion Arm-based chips were reported as shipped, resulting in more than 287 billion Arm-based chips cumulatively, powering everything from the tiniest of sensors to the most powerful supercomputers. Today, Arm CPUs run the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and PCs, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smartwatches, thermostats, drones and industrial robotics.
Every CPU has an ISA, which defines the software instructions that can be executed by the CPU, essentially a common language for software developers to use. The ISA sets the foundation for a large library of compatible software which runs on those CPUs. The Arm ISA also has corresponding market position as compared to competing ISAs. This means that Arm-based chips have a global community of software developers familiar with how to program the CPU. Chip designers utilizing the Arm CPU can add desired functionality (Wi-Fi connectivity, image processing, video processing, etc.) to create an SoC to meet the needs of any end market.
Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as graphics processing units (“GPUs”), which accelerate the display of complex graphics onto a screen and can also be used for other mathematical applications, System IP, and compute platforms are also available as well as development tools and a software ecosystem to enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture.
We also support ecosystems of third-party tool vendors for embedded software and the IoT. We are also committed to contributing to open-source software and tools to ensure our offerings are optimized for the latest technologies.
Arm CPUs run AI and ML workloads in billions of devices, including smartphones, cameras, digital TVs, cars and cloud data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or a neural processing unit (“NPU”), which specializes in the acceleration of ML algorithms. In the emerging area of large language models, generative AI and autonomous driving, there will be a heightened emphasis on the low power acceleration of these algorithms. In our latest ISA, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI and ML algorithms.
History
Established in 1990, Arm began as a joint venture between Acorn Computers, Apple Computer, and VLSI Technology. We were publicly listed on the London Stock Exchange and the Nasdaq Stock Market from 1998 until 2016, when we were taken private by SoftBank Group, our controlling shareholder.
The original joint venture set out to develop a processor that was high performance, power efficient, easy to program, and readily scalable – a goal that continues to define Arm today. One of the first Arm-based products was a predecessor of today’s tablets. As a battery-powered device, it required an energy-efficient chip to maximize its battery life while providing the necessary compute capabilities. This product benefited from Arm’s clear focus on efficient CPU design. Our CPUs initially gained significant traction in mobile phones in the mid-1990s because our energy-efficient processors provided an appropriate level of performance while consuming little power, which was critical for these smaller form factor devices. As the mobile phone market continued to grow rapidly, more semiconductor companies entered the market. All these companies needed to source high-performance, energy-efficient processors to run their mobile phone software, and many of them licensed Arm CPU products. Over time, mobile phones, and the chips they used, became more advanced and ultimately evolved into the smartphones that are prevalent today.
The mobile phone was one of the first consumer electronic devices to evolve into an intelligent, connected, digital device that needed a smart processor to run a growing library of software. With the help of Arm technology, many more devices such as televisions, watches, washing machines, cameras, factory equipment, and others are undergoing similar change.
Our Product Offerings
The key elements of our solution include:
•Arm CPUs. The foundation of our product offerings is our CPU products. Our CPU products leverage our common scalable ISA and address a range of performance, power, and cost requirements.
•Other Design Offerings. We have a portfolio of products that are deployed alongside our CPUs, including:
•Graphics Processing Units. We offer a family of GPU products providing an optimal visual experience across a wide range of devices.
•System IP. Complementary design components that enable designers to create high-performance, power-efficient, reliable, and secure chips.
•Compute Platform Products. Arm’s CPU, GPU, and System IP products integrate into a foundational compute platform optimized for a specific end market.
•Development Tools and Software. Our tools and software support the development and deployment of our offerings.
We continue to expand the scope of our product offerings, investing in more holistic, end-market optimized designs, expanding beyond individual design IP to providing subsystem designs. Given the complexities of developing chips using the most advanced manufacturing processes, we are making significant investments to better support the increasing number of OEMs looking to develop their own customized chips.
In addition, we have cultivated a broad ecosystem of third-party hardware and software partners to support our customers. Our partners include leading semiconductor technology suppliers, including foundries and EDA vendors. We also invest in our software ecosystem and work closely with firmware and operating system vendors, game engine vendors, software tool providers, and application software developers.
We believe that the primary customer benefits of our product offerings include:
•Ability to Optimize for Performance, Power and Area (PPA). Arm’s flexible and modular design IP enables customers to build chips optimized for the PPA requirements for a specific use case or end market. A battery-powered device such as a smartphone has a different PPA requirement versus a high-performance cloud server or an IoT sensor. By developing a wide range of CPU and related technologies, Arm can provide a CPU optimized for various use cases to reduce both energy consumption and area (with area being a key driver of the ultimate cost of a chip).
•Alignment with the Semiconductor Industry’s Technology Roadmap. As leading-edge manufacturing processes continue to progress towards smaller transistors, developing chips is becoming harder and more costly, requiring more engineering time and effort. To further reduce our customers’ costs and to help de-risk their product development efforts, we combine our CPU products and SoC knowledge with our deep understanding of our ecosystem partners’ design tools and manufacturing processes. In addition, through our deep customer and partner relationships, we have unique visibility into the future requirements of end markets many years out, which informs the development of our products to ensure that our products meet or exceed future market needs.
•Reduced Design Risk and Cost. Our product offerings allow customers to build optimized chips, while reducing their design execution risk and their internal development costs. We generally expect to license our products to multiple customers, enabling us to cover at least some of the cost of developing new Arm products. We invest significant time, resources and effort in the design and verification of each processor and work closely with our partners to develop the products we deliver to our customers.

•Incorporation of AI and ML Acceleration in Every Processor We Design. Using an AI or ML algorithm is just another way of programming the software needed to run a chip, and we expect that AI and ML algorithms will complement the software used by most chips in the future. To ensure that software developers can efficiently run the AI and ML workloads, each generation of our processors is designed to accelerate key parts of algorithms that will be used in future applications.
Our Primary Markets
A summary of our disaggregated revenue and information pertaining to revenue from customers based on the principal headquarters address by geographic regions for the fiscal years ended March 31, 2024, 2023, and 2022, is included in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Note 4 - Revenue”.
Mobile Applications Processor
The mobile applications processor is the primary chip in a smartphone and runs the operating system and applications in addition to controlling many of the device functions, including gaming, music, video, and any other applications. While high compute performance is required for today’s applications, processors also must be highly energy efficient so that the smartphone’s battery will last all day without needing to be recharged. We have maintained market share in the mobile applications processor market of greater than 99% for many years, by virtue of all key mobile operating systems depending on Arm processors.
Our royalty revenue from the mobile applications processors market constituted approximately 35% of our total royalty revenue for the fiscal year ended March 31, 2024.
Other Mobile Chips
Mobile phones contain many chips beyond the main applications processor, including the modem, Wi-Fi, Bluetooth and NFC connectivity chips, GPS chips, touchscreen controllers, power management chips, camera chips, audio chips and more, which we refer to collectively as the “other mobile chips market.” The market share of Arm-based chips in the other mobile chips market varies by device and is generally higher in chips that run more software (such as modem and connectivity chips) and is lower in chips that require less software (such as power management chips).
Consumer Electronics
Consumer Electronics includes products found in the home, such as digital TVs, tablets, laptops, XR headsets and wearables. The opportunity for Arm-based chips in consumer electronics is increasing as new product categories, such as smart speakers, virtual reality headsets and laptops, need CPUs that can deliver high performance without sacrificing efficiency.
Industrial IoT and Embedded
The industrial IoT and embedded semiconductor market includes chips used by a wide range of goods, including washing machines, thermostats, digital cameras, drones, sensors, surveillance cameras, manufacturing equipment, robotics, electric motor controllers and city infrastructure and building management equipment.
Many manufacturers and logistics companies are using advanced sensors and smart machines capable of capturing and analyzing data in real time to improve and automate industrial processes and logistics systems. Combining the data captured by sensors with AI and data analytics can result in improvements in manufacturing yield and system throughput. Our products are broadly applicable for sensors and embedded computers that require small, power efficient and smart processors.
Networking Equipment
The networking equipment market includes chips deployed into wireless networking such as base-station equipment, enterprise Wi-Fi, and wired networking equipment such as routers and switches.
The networking equipment market is growing as more wired and wireless infrastructure is deployed, as much of the data consumed in the cloud is created at the edge and needs to be transmitted over networks to the data center for processing. The deployment of 5G networks as infrastructure scales from fewer large cell towers covering a wide area to a large number of small cells providing high-speed coverage creates further demand for architecture that allow for flexible deployment of software and workloads.
Cloud Compute
The cloud compute market includes the main server chips, data processing units, and smart network interface cards used by cloud service providers (“CSPs”) to run their operations. Arm-based chips have been gaining market share as CSPs have started to deploy Arm products in their own in-house designed chips used in their data centers, and as other CSPs start to deploy chips designed by Arm licensees.
Other Infrastructure
Other Infrastructure refers to the technological components and systems that support various aspects of computing, networking, and data processing and include chips deployed into HPC systems, enterprise servers, and edge networking equipment.
Automotive
The automotive market includes all chips with processors within vehicles. This includes chips used for in-vehicle-infotainment (“IVI”), advanced driver assistance systems (“ADAS”), engine management, and body and chassis control. Today, our market share in the automotive market is highest in more technologically advanced functional areas such as IVI and ADAS.
The automotive market is expected to increase as ADAS, electrification, IVI, and eventually autonomous driving, accelerate requirements for higher compute performance in newly manufactured vehicles. At the same time, automakers must operate with strict constraints on power consumption, heat dissipation, and packaging, while prioritizing functional safety. Furthermore, automotive electronics are transitioning from hardware-defined to software-defined architecture and compute, enabling new services and features such as ADAS to be continuously improved via over-the-air updates.
Our Business Model and Customers
Our open and flexible business model provides access to high-quality CPU products for a wide range of potential customer types and end markets. We license our products to semiconductor companies, OEMs, and other organizations to design their chips. Our customers license our products for a fee, which gives them access to our designs and enables them to create Arm-based chips. Once a chip has been designed and manufactured with our products, we receive a per-unit royalty on substantially all chips shipped. The royalty has typically been based on a percentage of the ASP of the chip or a fixed fee per unit, and it typically increases as more Arm products are included in the chip. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs.
Our customers can choose from several licensing models, each with its own pricing mechanics and level of access to Arm products. These include Arm Total Access, Arm Flexible Access, TLAs and Architecture Licenses. Regardless of the license model a customer uses, we receive a per-unit royalty fee on substantially every chip shipped. Because each chip may ship for many years, and each Arm CPU can be reused in new products as new applications emerge, these licensing agreements contribute to a long tail of recurring royalty revenues, which provide visibility into future revenue streams.
Competition
We compete based on a variety of factors, including price, performance, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given our reliance on our partners and customers, our competitive position is dependent on our partners’ and customers’ competitive positions. In addition, our partners and customers do not license our products exclusively; rather, several of our partners and customers also design, develop, manufacture and market processors based on non-Arm based architectures as well as develop their own Physical IP in-house. Our partners and customers compete with each other and with us in various applications. The level of competition and the nature of the competitor generally varies based on the end market. For established markets where there is an incumbent architecture with a supporting ecosystem, it can be difficult for a new architecture to displace existing architectures and, therefore, to gain market share. For example, we have made significant progress and have established a large market share in markets such as smartphones, consumer electronics and IoT. We face competition primarily from other architectures like x86 and RISC-V in many of these markets. Furthermore, certain semiconductor companies, including some of our existing customers, have designed or are in the process of designing their own architectures in markets such as smartphone application processors, other mobile chips, consumer electronics, IoT and embedded computing, networking equipment, automotive, and cloud compute.
The markets for our products are intensely competitive and are characterized by rapid technological change. These changes result in frequent product introductions, short product life cycles and increased product capabilities typically representing significant price and performance improvements. We face significant competition from established technologies such as the x86 architecture, as well as from free, open-source technologies, including the RISC-V architecture. Many of our customers are also major supporters of the RISC-V architecture and related technologies. If the RISC-V architecture and related technologies continue to be developed and market support for RISC-V increases, our customers may choose to utilize this free, open-source architecture instead of our products. The x86 and RISC-V architectures have business models that are different from ours and may be more attractive to our customers. Our current and potential competitors also may establish cooperative relationships among themselves or with third parties that may further enhance their resources or strengthen their positions within these markets or they may be subject to more favorable regulatory regimes. For example, in August 2023, a group of our customers and other competitors announced a joint venture aimed at accelerating the adoption of RISC-V. In addition, some semiconductor companies, including certain of our customers, have developed their own proprietary architecture for specific markets or applications.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”
Competitive Strengths
We believe that our architecture and CPU designs are the leading independent processor technologies licensable to other companies. In addition, our established worldwide network of partners and customers affords us abroad presence, which paired with our software developer ecosystem gives us an advantage over other companies that license processor-related technology. In addition, we believe that our extensive ecosystem and the high barriers to entry into certain of our end markets enhance our competitive position. Our competitive strengths include:
•Technology Leadership Across Markets. Arm CPU technology has been an industry leader for many years and continues to be the most widely deployed architecture globally. Our products are used in virtually all smartphones, a majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors. We have an established presence in the cloud market, working with many of the largest hyperscalers and in the automotive market we work with many of the leading suppliers. Our products deliver best-in-class performance per watt and provide the flexibility to design custom chips, addressing the growing need for power-efficient compute capabilities.
•Extensive Ecosystem of Third-Party Software and Hardware Partners. Arm has the world’s largest ecosystem of third-party software and hardware partners, including chip design and verification tools vendors, advanced fabrication, operating system and application vendors, software tools providers, and training and support services companies. The wide deployment of chips based on the Arm ISA provides software and tools companies with a large market to develop and sell their products into. The breadth of our ecosystem creates a virtuous cycle that benefits our customers and deeply integrates us into the design cycle because it is difficult to create a commercial product or service for a particular end market until all elements of the hardware and supporting software and tools ecosystem are available.
•Integration with Customers and Ecosystem Partners. We work closely with our customers and ecosystem partners to understand future industry trends and the evolution of end markets. We believe that it is essential that we align with our customers on their development plans and engineering timeline, so that our products meet or exceed their requirements and are delivered at the right time in their chip development timeline. Because it can take two to three years to design a new Arm processor, and it can take another two to three years to develop a chip, we have close relationships with our customers’ research and development functions. This can provide us with unique visibility across the semiconductor industry, from the product pipeline of our customers to, by extension, their customers and end markets.
•Efficient Model and Long-Term Visibility Enables Investment in Future Products. Our business model provides significant flexibility to fund long-term investments in future products. Arm incurs research and development investments today for the development of products that will be licensed in the future, with royalty fees to follow for years beyond that. We focus our investments on leading-edge products, and we leverage our underlying technology across multiple derivative products targeting different markets and extending into new applications over time. We are able to make significant upfront investments due to our alignment with customer roadmaps and the resulting visibility from long-term royalty streams.
•We Satisfy our Customers’ Processor Design Needs in a Mutually Beneficial Way. We invest in creating leading products that can be used across a wide range of end markets and customers. As we expect to license our products to multiple customers, we can typically cover the entire cost of developing new Arm products by charging each customer only a portion of the total development costs. This lowers the costs for each semiconductor designer to license Arm products, versus developing the technology in-house, and enables customers to focus resources on differentiation. In addition, by licensing Arm CPU technology, the licensee immediately gains access to the vast Arm ecosystem, which would be impossible to leverage if they developed their own CPU in- house.
•World-Class Research and Development Team with a Proven Track Record of Innovation. Our customers rely on us to deliver advanced technology, leveraging our extensive capabilities and scale across our CPU, GPU, systems, and platform products. Our research and development team is prolific at developing new inventions, for which we seek patents to the greatest extent possible.
Research and Development
We are an engineering-first company, with approximately 83% of our global employees, as of March 31, 2024, focused on research, design, and technical innovation, and we have global operations and research and development centers in the U.K., Europe, North America, India, and Asia-Pacific. Our ability to compete is substantially dependent on advancement of our products in order to meet evolving market demands. Our engineers are involved in researching and developing new versions of processor cores, specialist processors, such as graphics IP and AI accelerators, System IP and Physical IP technology as well as related software and tools applications. Further, our management continually evaluates opportunities to innovate and develop new products and services to meet market demand and new market opportunities. Where appropriate, we allocate resources to research and development of nascent technology offerings. Our significant research and development investments and increasing market share in certain markets, such as mobile applications processors, consumer electronics, and embedded computing, enable us to invest more effectively and efficiently in the development of new products in various end markets such as the automotive and cloud computing markets. We have committed, and intend to continue to commit, significant financial and other resources to technology and product innovation and development. For more information about our research and development policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2024 and 2023—Research and Development.”
Intellectual Property
Our success and ability to compete effectively depend significantly on protecting our IP. To protect our IP rights, we primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality agreements, as well as license agreements with our employees, customers, partners, and others. We have an active program of protecting our proprietary technology through the filing of patents, registration of trademarks, and use of confidentiality agreements and other IP rights. As of March 31, 2024, we owned or co-owned approximately 7,400 issued patents and have approximately 2,500 patent applications pending worldwide. The majority of these patents and patent applications fall into the categories of processor architecture and microarchitecture, ML and computer vision, graphic processor architecture, on-chip system design and memory technology. We maintain and support an active program to protect our IP, primarily through encouraging engineers to propose new invention submissions and defending issued patents against infringement.
Approximately 98% of our active patent portfolio (granted and pending) is owned solely by us, or jointly with, our subsidiaries, with the remaining 2% comprising patent assets jointly owned with one or more third parties. Through intra-group licensing arrangements, we have access to our entire patent portfolio for the purposes of licensing technology or otherwise providing services to third parties.
As a result of our global operations, efforts to protect our technology, trade secrets and other proprietary information can be difficult, particularly in jurisdictions that provide limited or no protection for IP rights. If confidential information (including, but not limited to, trade secrets, and proprietary technology and information) is improperly shared we would likely seek to determine the source and whether or not financial losses could be recovered through contractual claims against a licensee. Additionally, we would seek to block importation of finished goods created in such “limited-protection” territories into territories where there exist better protections. Although we intend to protect our rights vigorously, there can be no assurance that such measures will be successful. See “Item 3. Key Information—D. Risk Factors—Risks Relating to

Our Business and Industry—Failure to obtain, maintain, protect, defend or enforce our IP rights could impair our ability to protect our proprietary products and our brand, and the costs of obtaining, maintaining, protecting, defending and enforcing such IP rights, particularly as a result of litigation, may adversely and materially affect our results of operations.”
The IPLA with Arm China
We are party to the IPLA with Arm China.
Under the IPLA, Arm China licenses certain of our IP from us. In turn, Arm China sublicenses such IP to its PRC customers, as the exclusive distributor of our IP licenses to customers in the PRC.
•Customers. Arm China is permitted to sublicense to customers in the PRC. This includes any ultimate parent of a group that is incorporated in the PRC and traded on any official stock exchange, any entity whose ultimate parent is incorporated in the PRC, and any entity under the ultimate control of a PRC citizen. However, it does not include PRC subsidiaries of companies incorporated outside of the PRC, even though these companies may still sell products in the PRC.
•Products. Arm China can sublicense our standard IP offerings. Arm China is required to procure our consent in order to sublicense non-standard technology or architectural licenses.
We may remove any sublicensable IP that we declare obsolete or no longer generally make available to our licensees, whereupon Arm China’s rights with respect to such IP are limited to licenses it previously granted.
Arm China may only distribute our IP in accordance with our model license terms provided by us. Any deviations from our model license terms require our consent.
•Pricing. There are no material restrictions under the IPLA on the prices that Arm China may set for its sublicenses.
•Term. The initial term of the IPLA is through April 23, 2048, after which the IPLA will automatically renew for consecutive 10-year periods until the later of (a) the last to expire of the patents licensed pursuant to the IPLA expires and (b) the last of the trade secrets licensed pursuant to the IPLA ceases to be confidential (other than through the fault of us or Arm China). During the term of the IPLA, Arm China may grant sublicenses to its PRC customers. There are no material restrictions on the duration of the sublicenses that Arm China provides during the term of the IPLA.
•Termination. We and Arm China each have the ability to unilaterally terminate the IPLA upon the occurrence of standard termination events, such as the non-terminating party’s material uncured breach of the IPLA, bankruptcy or extended force majeure event of at least 180 days having a material adverse effect on the terminating party.
Under the IPLA, Arm China may also develop its own IP. However, Arm China is only permitted to develop (i) certain derivative products incorporating our IP and (ii) Arm China’s own products that do not incorporate our IP, where such products constitute technology related to IC products or technology that enables companies to build ICs, and exclude any “processor cores.”
In addition, under the IPLA, we are contractually obligated to indemnify both Arm China and its PRC customers that sublicense our IP in the event either Arm China or such customers incur damages or costs in lawsuits, administrative proceedings or similar actions based upon a claim that our IP infringes the IP of a third party.
For the fiscal years ended March 31, 2024, 2023, and 2022, revenues attributable to our relationship with Arm China were approximately 21%, 24%, and 18% of our total revenue, respectively.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend on our commercial relationship with Arm China to access the PRC market or if that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.”

Government Regulation
We are subject to regulation by various governmental agencies, including, but not limited to, such agencies in the U.K., the European Union, the U.S., and the PRC. These laws and regulations affect our activities in areas including, but not limited to, labor, telecommunications, IP ownership and infringement, tax, economic sanctions, import and export requirements and controls, anti-corruption, national security and foreign investment, foreign exchange controls and cash repatriation restrictions, privacy and data protection (such as the GDPR, the U.K. GDPR, and the CCPA), security and cybersecurity, and data localization requirements, anti-competition, environmental, health and safety, financial reporting and the certification requirements associated with public sector contracts. We monitor changes in these laws, regulations, treaties, and agreements, and believe that we are in material compliance with applicable laws. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Government Regulation and Legal Compliance” and “Item 3. Key Information—D. Risk Factors—Risks Relating to U.S. and U.K. Tax Regimes.”
Disclosure Pursuant to Section 13(r) of the Exchange Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.
SoftBank Group, through one of its non-U.S. subsidiaries, provides roaming services in Iran through Irancell Telecommunications Services Company. During the year ended March 31, 2024, SoftBank Group had no gross revenues from such services and no net profit was generated. We understand that the SoftBank Group subsidiary intends to continue such services. This subsidiary also provides telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During the year ended March 31, 2024, SoftBank Group estimates that gross revenues and net profit generated by such services were both under $3,000. We understand that the SoftBank Group subsidiary is obligated under contract and intends to continue such services.
In addition, SoftBank Group, through one of its non-U.S. indirect subsidiaries, provides office supplies to the Embassy of Iran in Japan. SoftBank Group estimates that gross revenues and net profit generated by such services during the year ended March 31, 2024, were both under $2,000. We understand that the SoftBank Group subsidiary intends to continue such activities.
C.    Organizational Structure
SoftBank Group beneficially owns approximately 88.1% of our total issued and outstanding ordinary shares and is our parent company. The Company is the parent company of a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. All of the Company’s subsidiaries are all, directly or indirectly, owned by the Company. See the Subsidiaries of the Company included as Exhibit 8.1 to this Annual Report for a list of significant subsidiaries.
D.    Property and Equipment
Leases
We have operating lease arrangements for office space, data centers, equipment and other corporate assets. As of March 31, 2024, we had lease payment obligations of $221 million, with $33 million payable within twelve months of March 31, 2024. As of March 31, 2024, the Company had one lease signed but not yet commenced, with a lease value of approximately $15 million and a lease term expiring in 2036.
Facilities
Our global headquarters are located in Cambridge, U.K., occupying approximately 322,950 square feet of leased office space in the aggregate, with the leases expiring between 2039 and 2044. Subsequent to March 31, 2024, we renewed two of the leases for our global headquarters with an approximate value of $19 million. We also lease additional facilities in

Belgium, Denmark, France, Germany, Hungary, India, Ireland, Israel, Japan, South Korea, Norway, Poland, Slovenia, Sweden, Taiwan, the U.K., and the U.S.
We believe that our current global headquarters and global offices are well maintained and adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed.
See “Item 8. Financial Information—Note 8 - Property and Equipment, Net” and “Item 8. Financial Information—Note 9 - Leases” in the Notes to the Consolidated Financial Statements included in this Annual Report.
Item 4A.    Unresolved Staﬀ Comments
None.
Item 5.    Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections in this Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
Recent Events and Transactions
Public Company Expenses
As a recently public company, we will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect our finance, legal and employee-related expenses to increase as we establish more comprehensive compliance and governance functions and hire additional personnel to support such functions, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements will reflect the impact of these expenses. We also expect higher premiums for the costs of our insurance, including directors’ and officers’ insurance.
In addition, in connection with the IPO, we recognized incremental and accelerated share-based compensation expense in the three months ended September 30, 2023. Certain RSUs previously issued under the Arm Limited All Employee Plan 2019 (“2019 AEP”), the Executive IPO Plan 2019 (“2019 EIP”), and the Arm Limited RSU Award Plan (the “2022 RSU Plan”) that were classified as liability-classified awards were modified to be classified as equity-classified awards. As of October 25, 2023 we determined that the market condition for the 2019 AEP had been met and, therefore, the RSUs had vested at 100% in March 2024. All RSUs under the 2019 EIP vested upon IPO, for which we recognized accelerated share-based expense in the three months ended September 30, 2023. The 2022 RSU Plan provides vesting schedules applicable prior to an IPO and after an IPO. The RSUs that were previously probable of vesting based on the vesting schedule applicable prior to the IPO were modified to the vesting schedule applicable post-IPO. Executive awards that were granted under the 2022 RSU Plan in monetary value were converted into shares upon the IPO and vesting will be satisfied in shares. Equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, which we expect to increase over time.
A.    Operating results
Overview
Arm architects, develops, and licenses high-performance, low-cost, and energy-efficient central processing unit (“CPU”) products and related technology, on which many of the world’s leading semiconductor companies and original equipment manufacturers rely to develop their products. We enable any company to make a modern computer chip through the unique combination of our energy-efficient CPU IP and related technologies and our unmatched ecosystem of technology partners. Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as graphics processing units (“GPUs”), System IP (including memory controller IP, interconnect IP, and other on-chip peripheral components), and compute platforms are also available and enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture. Our partners include leading semiconductor technology suppliers (including foundries and electronic design automation vendors), firmware and operating system vendors, game engine vendors, software tool providers and application software developers. Our solution, combined with the breadth of our software ecosystem and the millions of chip design engineers and software developers that utilize it, has created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.
Our Business Model
We have a flexible business model for licensing products to customers, and we are continuously assessing our ability to provide greater flexibility to our customers and maximize the number of design wins for our products. Our customers license our products for a fee, which gives them access to our products and enables them to develop Arm-based processors. Once a processor has been designed and manufactured with our products, we receive a per-unit royalty on substantially all Arm-based chips shipped by our customers. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs. Our licensing and royalty business model includes:
•Arm Total Access Agreements: Under an Arm Total Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. We retain the right, from time to time, to add or remove specific products from the package. The agreement is for a fixed term and may limit the number of concurrent chip designs that may use products from the package.
•Arm Flexible Access Agreements: Under an Arm Flexible Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. Unlike an Arm Total Access license, the package of products licensed pursuant to an Arm Flexible Access agreement will not contain our latest products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for specific products if they include Arm products in a final chip design “tape out,” when the final result of a semiconductor chip design is sent for manufacturing. As with an Arm Total Access agreement, we retain the right, from time to time, to add or remove specific products from the package.
•Technology Licensing Agreements (TLA): Under a TLA, we license a single CPU design or other technology design to a customer in return for a fixed license fee. The license may be limited by term (i.e., the number of years during which the licensee is entitled to incorporate our products in new chip designs, but licensees typically have the right to manufacture designs perpetually) and/or by number of uses (i.e., the number of concurrent chip designs that may use our products).
•Architecture License Agreements (ALA): Under an ALA, the licensee is allowed to develop their own highly customized CPU designs that is compliant with the Arm instruction set architecture (“ISA”) for a fixed architecture license fee. As the creation of an optimized CPU is very costly and time consuming, architecture licensees will often also license Arm CPU designs to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable.
•Royalty Fees: We generate the majority of our revenue from customers who enter into license agreements, pursuant to which we receive royalty fees based on average selling price of the customer’s Arm-based chip or a fixed fee per chip. Royalty revenue is impacted primarily by the adoption of our products by the licensee as well as other factors, such as product lifecycles, customer’s business performance, market trends and global supply constraints. In the fiscal year ended March 31, 2024, royalty revenue represented 56% of our total revenue.

Components of Results of Operations
Total Revenue
Most of our licenses have two components: license fees and support and maintenance fees (recognized as license and other revenue) and per-chip royalties (recognized as royalty revenue). However, some licenses can have multiple payment milestones that are date-based or event-based (e.g., six months after the effective date of the contract or upon tape-out of the first chip design).
We disaggregate revenue into the following categories for major product offerings:
License and Other Revenue
License and other revenue include revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consists of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenue from a relatively small number of customers.
License fees are invoiced pursuant to an agreed schedule. Typically, the first invoice is generated upon signing of the license agreement, and licensing and other revenue is recognized upon delivery of the products. In addition to the license fees, our license agreements generally provide for customer support services, which consist of telephonic or e-mail support. Fees for customer support services are generally specified in the contract. Typically, no upgrades to the licensed products are provided, except those updates and upgrades provided on a when-and-if-available basis. Revenue from customer service support is recorded within other revenue.
Arm Flexible Access agreements provide our customers with access to a wide range of processor, graphics, and systems products, especially older and less performant products. Arm Flexible Access agreements have two components: an annual low-cost portfolio license fee payable in installments and a license fee once they have reached “tape-out,” which occurs when the final result of our customer’s semiconductor chip design incorporating our products is sent for manufacturing, at which point they decide which of our products they wish to deploy in their chip. We believe that Arm Flexible Access agreements are most suitable for smaller companies, including start-ups and business units of larger companies, that want to experiment with different configurations of our products before committing to a chip design.
Arm Total Access agreements also provide our customers with access to a package of our products, including processor, graphics, and systems products. Arm Total Access customers have the option to license our most advanced processors as part of the package. Arm Total Access customers pay a periodic portfolio license fee to maintain access to our products. There are no additional fees payable by our customers under our Arm Total Access agreements upon tape-out because manufacturing design rights are included within the portfolio license fee and are reflected in the license pricing. We believe that Arm Total Access agreements are most suitable for larger, established, semiconductor companies who expect to deploy our products in a wide range of their products.
We provide software development tools and a range of services to companies developing chips based on our products. These tools and services include, among others: (i) software development tools for engineers to write and debug software on Arm processors, (ii) design license and development services to customize technology IP tailored towards customers’ specific needs, (iii) training on our products and how to write software to utilize their functionality and capability, and (iv) support and maintenance, for which we generally require an annual fee for a minimum of one year.
Royalty Revenue
Royalties are generally either set as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. The royalty rates per chip typically reduce over time as the total volume of chips incorporating our products shipped increases; notwithstanding such reductions in royalty rates and fees per chip, license agreements with component manufacturing customers typically include a minimum royalty percentage or fee per chip. Royalty payment schedules in individual license agreements vary depending on the nature of the license and the degree of market acceptance of our products on the date the license agreement is executed. In addition, the amount of royalty payments in respect of our products can increase as the customer integrates more of our products into the chip. See “D. Trend Information—Key Factors and Trends Affecting Our Operating Results—Ability to Provide Our Customers with More Value Per Chip” for examples of how customers may incorporate multiple products in a single chip. License contracts require the licensee to issue royalty reports, including details of chip sales, to us on a quarterly basis.
Royalty revenue is recognized on an accrual basis in the quarter in which the customers ship chips containing our products, using estimates from sales trends and judgment for several key attributes, including industry estimates of expected shipments, the mix of products sold, the percentage of markets using our products, and average selling price. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees.
Revenue from External Customers and Related Parties
We also separately present revenue derived from contracts with our external customers and those derived from related parties. Revenue from related parties are derived from Arm China, customers in which we have an equity method investment, and other entities related to us by virtue of common control by SoftBank Group.
Cost of Sales
Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some R&D costs may be classified as COS if one of our IP products is being customized as part of professional and design services. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.
Research and Development
Research and development is at the heart of our business and critical to our future success. Accordingly, we have always invested, and will continue to invest, significant resources in our research and development program. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.
We have substantially increased our research and development investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our research and development investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well- remunerated, and accordingly our increased research and development activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.
Research and development expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, information technology and other development expenses. We receive government grants to compensate for certain research activities and we recognize the benefit as a reduction of the related expenses included in research and development expenses.
Selling, General and Administrative
Our engineering teams are well supported by vital selling, general and administrative functions. Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, information technology and other corporate-related expenses.
Disposal, Restructuring and Other Operating Expenses, Net
In December 2023, we terminated an agreement with Arm China for certain software engineering-related services which will now be brought in-house. The contract termination costs are included in disposal, restructuring and other operating expenses, net in the Consolidated Income Statements.
In March 2022, we announced a restructuring plan to align our selling, general and administrative workforce with strategic business activities. The expenses associated with this plan are included in disposal, restructuring and other operating expenses, net in the Consolidated Income Statements and consist of employee termination benefits and other related costs.
Disposal expenses consist primarily of transaction costs, such as legal and professional fees, relating to various disposal activities. Restructuring and other operating expenses consist primarily of employee termination benefits and contract termination costs. Recognition of costs for employee termination benefits depends on whether employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period in order to receive the termination benefits, costs are recognized ratably over the applicable future service period. Otherwise, costs are recognized when we have committed to a restructuring plan and have communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recognized when we have committed to a restructuring plan and the termination benefits are probable and estimable.
Impairment of Long-Lived Assets
Impairment of long-lived assets includes impairments recognized on certain property and equipment and acquired intangibles as a result of lower than anticipated operating results and a deterioration in projected results. For purposes of determining the impairment, we relied on the income approach utilizing discounted cash flows to arrive at fair value.
Income (loss) from Equity Investments, Net
Income (loss) from equity investments, net includes changes in the fair value of certain equity method investments for which we elect to apply fair value accounting or at the net asset value (“NAV”), our proportionate share of equity method investee income or loss for certain equity method investments, and gains and losses on other marketable and non-marketable securities. Our proportionate share of income or loss from equity method investments accounted for under the equity method is recognized in the subsequent quarter of which such income or loss is recognized by our investee.
Interest Income, Net
Interest income consists primarily of interest received on cash and cash equivalents, short-term investments that we hold with various financial institutions, and loans receivable. Interest expense consists primarily of interest on finance leases.
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign exchange contracts and changes in the fair value of convertible loans receivable.
Income Tax Benefit (Expense)
We account for income taxes using the asset and liability method under GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expense reflects income earned and taxed, in jurisdictions in which we conduct business, which mainly include U.K. and U.S. federal and state income taxes. We benefit from the U.K.’s “patent box”

regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

Results of Operations
The following table sets forth the components of operations from our annual audited Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	% of revenue	2023	% of revenue	2022	% of revenue
Revenue:
Revenue from external customers	$2,509	78%	$2,025	76%	$2,219	82%
Revenue from related parties	724	22%	654	24%	484	18%
Total revenue	3,233	100%	2,679	100%	2,703	100%
Cost of sales	(154)	5%	(106)	4%	(131)	5%
Gross profit	3,079	95%	2,573	96%	2,572	95%
Operating expenses:
Research and development	(1,979)	61%	(1,133)	42%	(995)	37%
Selling, general and administrative	(983)	30%	(762)	28%	(897)	33%
Impairment of long-lived assets	—	0%	—	0%	(21)	1%
Disposal, restructuring and other operating expenses, net	(6)	0%	(7)	0%	(26)	1%
Total operating expense	(2,968)	92%	(1,902)	71%	(1,939)	72%
Operating income (loss)	111	3%	671	25%	633	23%
Income (loss) from equity investments, net	(20)	1%	(45)	2%	141	5%
Interest income, net	110	3%	42	2%	2	0%
Other non-operating income (loss), net	11	—%	3	—%	10	0%
Income (loss) before income taxes	212	7%	671	25%	786	29%
Income tax benefit (expense)	94	3%	(147)	5%	(110)	4%
Net income (loss)	$306	9%	$524	20%	$676	25%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding

Comparison of Performance for the Fiscal Years Ended March 31, 2024 and 2023
Total revenue

	Fiscal Year Ended March 31,
	External Customers			Related Parties			Total
(in millions, except percentages)	2024	2023	% Change	2024	2023	% Change	2024	2023	% Change
License and Other Revenue	$1,051	$569	85%	$380	$435	(13)%	$1,431	$1,004	43%
Royalty Revenue	1,458	1,456	—%	344	219	57%	1,802	1,675	8%
	$2,509	$2,025	24%	$724	$654	11%	$3,233	$2,679	21%
Total revenue increased $554 million, or 21%, to $3,233 million during the fiscal year ended March 31, 2024, from total revenue of $2,679 million during the fiscal year ended March 31, 2023. License and other revenue increased $427 million, or 43%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily driven by new licensing agreements, an increase in revenue from arrangements entered into in prior periods, and renewals of our existing license arrangements by customers to gain access to the latest versions of our technology IP.

Royalty revenue increased $127 million, or 8%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, driven primarily by the semiconductor industry recovery in the second half of the year.
Revenue from external customers increased $484 million, or 24%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, driven by a $482 million, or 85%, increase in license and other revenue, and a $2 million increase in royalty revenue. Revenue from related parties increased $70 million, or 11%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily driven by a $125 million, or 57%, increase in royalty revenue mostly driven by higher chip shipments as well as an improved mix of products with higher royalty rates per chip, which was partially offset by a $55 million, or 13%, decrease in license and other revenue.
During the fiscal years ended March 31, 2024, and 2023, revenue from sales to customers outside of the U.S. accounted for approximately 56% and approximately 59% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than USD, and the impact of changes in foreign exchange rates on our revenue and results of operations for the fiscal year ended March 31, 2024 and 2023 was immaterial.
Cost of sales

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Cost of sales	$(154)	$(106)	45%
Cost of sales increased by $48 million, or 45%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to the impact of the incremental share-based compensation costs and associated employer taxes arising in connection with the IPO and new awards (see “Item 8. Financial Information—Note 16 - Share-based Compensation” in the Notes to the Consolidated Financial Statements included in this Annual Report). Other factors contributing to the increase included salaries and related expenses due to headcount increases from hiring, professional service fees, and activities associated with professional and design services.
Research and development

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Research and development	$(1,979)	$(1,133)	75%
Research and development expenses increased by $846 million, or 75%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to the impact of the incremental share-based compensation costs and associated employer taxes arising in connection with the IPO and new awards (see “Item 8. Financial Information—Note 16 - Share-based Compensation” in the Notes to the Consolidated Financial Statements included in this Annual Report). Other factors contributing to the increase included salaries and related expenses due to headcount increases from hiring as well as increases in third-party engineering expenses, IT expenses including cloud services, and allocated facility overhead expenses, partially offset by increases in research and development tax incentives and gains from cash flow hedge activity.
Selling, general and administrative

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Selling, general and administrative	$(983)	$(762)	29%
Selling, general and administrative expenses increased by $221 million, or 29%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to the impact of the incremental share-based compensation costs and associated employer taxes arising in connection with the IPO and new awards (see “Item 8. Financial Information—Note 16 - Share-based Compensation” in the Notes to the Consolidated Financial Statements included in this Annual Report). Other factors contributing to the increase included salaries and related expenses due to headcount increases from hiring, public company readiness costs, travel expenses, professional service expenses and related charges, and IT expenses. These increases were partially offset by reduced allowance for expected credit losses on loan receivables, decreased provisions for current expected credit losses on accounts receivable, decreased amortization for capitalized software, amortization of patents and licenses intangible assets, employee related one-time payment in the prior period, and gains from cash flow hedge activity. For the fiscal year ended March 31, 2024, increases were also partially offset by the reversal of liability for litigation (see “Item 8. Financial Information—Note 19 - Commitments and Contingencies” in the Notes to the Consolidated Financial Statements included in this Annual Report).
Disposal, restructuring and other operating expenses, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Disposal, restructuring and other operating expenses, net	$(6)	$(7)	(14)%
Disposal, restructuring and other operating expenses, net remained relatively flat for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023.
Income (loss) from equity investments, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Income (loss) from equity investments, net	$(20)	$(45)	(56)%
Income (loss) from equity investments, net increased by $25 million, or 56%, for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to reductions in unrealized losses related to equity method investments accounted for at fair value and non-marketable securities.
Interest income, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Interest income, net	$110	$42	162%
Interest income, net increased by $68 million, or 162%, for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to higher short-term investments and cash equivalents, and favorable interest rate yields recognized on short-term investments and cash equivalents.
Other non-operating income (loss), net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Other non-operating income (loss), net	$11	$3	267%
Other non-operating income (loss), net increased by $8 million, or 267%, for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to increased realized and unrealized foreign exchange gains.

Income tax benefit (expense)

	Fiscal Year Ended March 31,
(in millions, except percentages)	2024	2023	% Change
Income tax benefit (expense)	$94	$(147)	(164)%
Income (loss) before income taxes	$212	$671	(68)%
Income tax benefit (expense) as a percentage of income before taxes	44.3%	(21.9)%
Income tax benefit (expense) and the effective tax rate for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023 changed primarily due to research and development tax credits and windfall tax benefits associated with share-based compensation arising in the fiscal year ended March 31, 2024.
On August 16, 2022, the Inflation Reduction Act of 2022 was enacted into U.S. law. The legislation includes a new corporate alternative minimum tax (“CAMT”) of 15% on the adjusted financial statement income (“AFSI”) of corporations with average AFSI exceeding $1.0 billion over a three-year period. The CAMT is effective for the Company for the fiscal year ended March 31, 2024. We have determined that CAMT did not have a material impact on the financial statements or results of operations for the fiscal year ended March 31, 2024.
The OECD reached agreement among various countries to implement a minimum 15% rate on certain multinational enterprises, commonly referred to as Pillar Two. In July 2023, the U.K. enacted legislation to implement the OECD framework for Pillar Two, part of which went into effect January 1, 2024. A number of other countries where we do business, including the U.S., Japan, and many countries in the European Union, have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations. We will continue to monitor the implementation of Pillar Two in the jurisdictions in which we operate. Given the numerous proposed tax law changes and the uncertainty regarding such proposed tax legislative changes, the impact of Pillar Two could adversely impact our effective tax rate.
Comparison of Performance for the Fiscal Years Ended March 31, 2023 and 2022
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2023, 2022 and 2021” in the IPO Prospectus.
B.    Liquidity and capital resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically financed, and intend to continue to finance, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. For the fiscal years ended March 31, 2024, 2023, and 2022, the government research grant and tax credits benefits recognized were $138 million, $83 million, and $84 million, respectively. As of March 31, 2024, we had cash and cash equivalents of $1,923 million and short-term investments of $1,000 million.
We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the next 12 months and in the longer term. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”

The following table summarizes our cash flows for the periods indicated.

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Net cash provided by (used for) operating activities	$1,090	$739	$458
Net cash provided by (used for) investing activities	$(516)	$(138)	$(619)
Net cash provided by (used for) financing activities	$(208)	$(42)	$(32)
Effect of foreign exchange rate changes on cash and cash equivalents	$3	$(9)	$(17)
Net increase (decrease) in cash and cash equivalents	$369	$550	$(210)
Cash and cash equivalents at the beginning of the period	$1,554	$1,004	$1,214
Cash and cash equivalents at the end of the period	$1,923	$1,554	$1,004
Comparison of Cash Flows for the Fiscal Years Ended March 31, 2024 and 2023
Net Cash Provided by (Used for) Operating Activities
Net cash provided by operating activities increased by $351 million, or 47%, to $1,090 million for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, benefiting from certain non-cash items including incremental and accelerated share-based compensation costs, and changes in assets and liabilities, partially offset by lower loss on equity investments due to fair value movements. Changes in assets and liabilities were primarily driven by an increase in other liabilities for employee related payroll taxes and payables primarily related to vested RSUs to be paid in a subsequent period, lower accounts receivable balance due to improved collection cycles, an increase in contract assets, a decrease in contract liabilities due to the new contracts signed and timing of revenue recognition, a decrease in tax liabilities, a decrease in prepaid expenses and other assets due to a research and development tax incentive receivable, a decrease in accrued compensation and benefits and share-based compensation primarily due to liability-classified awards that were either modified to be equity-settled or had been settled in connection with the IPO, and an increase in operating lease liabilities primarily due to early termination of lease contracts in a prior period.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities increased by $378 million, or 274%, to $516 million for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to a $656 million decrease in proceeds from maturity of short-term investments, a $28 million increase in purchases of property and equipment, a $22 million increase in purchases of intangible assets and a $17 million increase in purchases of equity investments, partially offset by a $346 million decrease in purchases of short-term investments.
Net Cash Provided by (Used for) Financing Activities
Net cash used for financing activities increased by $166 million, or 395%, to $208 million for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, primarily due to a $158 million increase in payments of withholding tax on vested shares and a $8 million increase in payment for finance lease arrangements.
Comparison of Cash Flows for the Fiscal Years Ended March 31, 2023 and 2022
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in the IPO Prospectus.
Contractual Obligations and Commitments
Our material cash requirements include the following contractual and other obligations.
Leases
We have operating lease arrangements for office space, data centers, equipment and other corporate assets. As of March 31, 2024, we had lease payment obligations of $261 million, with $33 million payable within twelve months of March 31, 2024. As of March 31, 2024, the Company had one lease signed but not yet commenced, with a lease value of approximately $15 million and a lease term expiring in 2036. Subsequent to March 31, 2024, we renewed two of the leases for our global headquarters with an approximate value of $19 million.
Purchase Obligations
In the normal course of business, we contract with various third-party service providers for systems and services to perform certain day-to-day business activities. During the fiscal year ended March 31, 2024 we entered into a non-cancelable purchase commitment with our cloud computing web services provider with a total purchase commitment of $340 million for the period from July 2023 through June 2029. As of March 31, 2024, the total remaining contractual obligations are approximately $298 million, of which $37 million is for the next 12 months.

C.    Research and development, patents and licenses, etc.
Refer to “Item 4. Information on the Company—B. Business Overview—Research and Development”, “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” “Item 5. Operating and Financial Review and Prospects—Components of Results of Operations—Research and Development,” “Item 5. Operating and Financial Review and Prospects—Comparison of Performance for the Fiscal Years Ended March 31, 2024 and 2023—Research and Development,” “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in this Annual Report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2023, 2022 and 2021” in the IPO Prospectus for discussion on our research and development policies.
D.    Trend information
Key Factors and Trends Affecting Our Operating Results
We believe that the growth of our business and our future success are dependent upon many factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics, which has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
Because our royalty revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our royalty revenue.
Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge and incorporate more AI and ML workloads, they require our more advanced processor designs in areas such as cloud computing, the automotive industry, and the IoT economy. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.
Ability to Provide Our Customers with More Value Per Chip
We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, will encourage greater use of our products by existing and prospective customers. For example, some licensees may combine multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Some customers may be better served by the integration of our IP into a subsystem with additional information to assist in fabrication. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.
Increasing Design Wins with Existing and Prospective Customers
We have in the past and will continue to make significant investments in research and development to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ research and development functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.
Performance of Arm China
We depend on our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the intellectual property license agreement (“IPLA”). Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our significant reliance on Arm China through our commercial relationship with it, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from the PRC market increased $40 million, or 6%, during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023. Our royalty revenue from Arm China increased during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023 primarily driven by higher chip shipments as well as an improved mix of products with higher royalty rates per chip.
Developments in Export Control Regulations
In October 2023, the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce published updated export controls on advanced computing chips, computer commodities that contain such chips, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The October 2023 export controls expand the scope of items subject to license requirements for certain entities on BIS’s Entity List. As a result, our freedom to license our products to designated countries or entities could be reduced, and our commercial relationships could be further harmed by limiting the ability of certain of our customers and partners from freely shipping chips and end products incorporating certain of our products.
Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic environment, resulting from a range of events and trends, including the recent financial institution failures, rise in global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future U.S. and PRC trade regulations, changes in PRC-Taiwan relations, the war in Ukraine, fluctuation in foreign exchange rates, and associated global economic conditions have resulted in volatility in our operating performance. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing. The conflicts in the Middle East have caused no major interruption to our operations to date. Furthermore, given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world.
Investment in Technology and Product Development
To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
In addition, we continue to evaluate opportunities and potential investments to develop new technologies and advanced products, including in the AI arena and thereby expand beyond individual design IP elements to providing a more complete system.
Although our efforts in this regard are still in the nascent stages, in the future we may invest greater financial and other resources in furtherance of those efforts, explore investment and/or acquisition opportunities, and engage with one or more partners to provide technical, financial and/or other support.
E.    Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty. Although we believe that the estimates and the assumptions supporting our assessments are reasonable, actual results could differ materially (either positively or negatively, as applicable) from our estimates, which could have a material effect on our consolidated financial statements.
We believe that, of our significant accounting policies, which are described in “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in this Annual Report, the following accounting policies involve a greater degree of management judgment and complexity. Accordingly, the following policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.
Revenue Recognition
Our revenue is derived from contracts with customers. We recognize revenue in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is to recognize revenue upon the transfer of services or products to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services or products. We apply the five-step framework under ASC 606 to recognize revenue as described in our revenue recognition policy included in “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in this Annual Report.
The most critical judgments required in applying ASC 606 and our revenue recognition policy relate to the determination of distinct performance obligations, the evaluation of the standalone selling price (“SSP”) for each performance obligation and the assessment of the contract combination criteria.

Determination of distinct performance obligations
For our licensing arrangements, we grant customers the choice to acquire additional rights, goods, or services at contract inception (for example, renewals of offerings, version extensions through term renewals, additional future products, or additional usage of term license). Therefore, judgment is required in determining whether products and services are considered distinct performance obligations that should be accounted for separately. We utilize forward-looking information in identifying performance obligations for IP or their version extensions of architecture IP under development or future products and in considering if implicit promises exist in certain long-term contracts.
Evaluation of the standalone selling price for each performance obligation
Judgment is required to determine the SSP for each distinct performance obligation in the contract. Directly observable prices are generally not available for our products, so we estimate the SSP for each performance obligation by maximizing the use of observable inputs. Some of our performance obligations, such as support, maintenance services, and training services, have observable inputs that are used to determine the SSP of those distinct performance obligations. However, our licenses of products often have highly variable pricing as standalone sales are rare and pricing varies from one transaction to another. When offerings with highly variable pricing lack substantial direct costs to estimate SSP based on a cost-plus margin approach, the transaction price is allocated using the residual approach on the basis that we have identified the SSP for other performance obligations in the same contract. If two or more performance obligations have highly variable or uncertain pricing, we apply a combination of methods to estimate the SSPs, including utilizing list prices, contract prices, and effort estimates of future IP.
Assessment of contract combination criteria
In certain instances, we enter into multiple contracts with the same customer that are treated, for accounting purposes, as a single contract if the contracts are entered into at, or near, the same time and are interrelated. Judgments are required in evaluating whether various contracts are interrelated, which includes considerations as to whether they were negotiated as a package with a single commercial objective, where the amount of consideration on one contract is dependent on the performance of the other contract, or if some or all obligations in the contracts constitute a single performance obligation.
Estimates on Sales-Based Royalty Revenue Accruals
For certain license arrangements, sales-based royalties are collected on customers’ chips that incorporate our products. Royalties are set either as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. Royalties are recognized on the licensee’s sales in the period in which they ship their Arm-powered chips to their end customers. Our estimates of royalty-based accruals take into consideration the macroeconomic effects of global events, such as geopolitical issues (such as trade bans or wars), and natural disasters, any of which may interrupt supply chain activities as well as demand for shipments of technology products. These estimates also involve the use of historical data and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price. Generally, our estimates represent the then-current period’s shipments for which we expect our licensees to submit royalty statements in the following quarter in accordance with our license agreements. Upon receipt of royalty statements from the licensees with the actual reporting of sales-based royalties that we previously estimated, we record a favorable or unfavorable adjustment based on the difference, if any, between estimated and actual sales. Historically, actual amounts for sales-based royalties have been materially consistent with our estimates, and no significant adjustments have been required for prior-period royalty estimates. However, we can provide no assurances that material adjustments will not be required in future periods.
Valuation of Equity Investments Measured at Fair Value
Non-marketable securities
Non-marketable securities represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises. For certain of these securities, we have elected to apply the NAV practical expedient, where NAV is the estimated fair value of the investments. For other investments, under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes resulting from the issuance of similar or identical securities in an orderly transaction by the same issuer. As of March 31, 2024 and 2023, non-marketable securities measured at NAV were $18 million and $18 million, respectively.

Determining whether an observed transaction is similar to a security within our portfolio requires judgment based on the rights and preferences of the securities. Recording upward and downward adjustments to the carrying values of equity securities as a result of observable price changes requires quantitative assessments of the fair values of equity securities held.
Equity Method Investments
Equity method investments represent strategic investments in unlisted development enterprises. For certain of these investments, we have elected to apply the fair value option. Where applicable, the NAV practical expedient has been applied. Equity method investments measured at NAV as of March 31, 2024 and 2023 were $106 million and $109 million, respectively. Equity method investments measured at fair value as of March 31, 2024 and 2023 were $466 million and $482 million, respectively.
We elected the fair value option for Arm China, Acetone Limited, and Ampere Computing Holdings LLC. We initially computed the fair value for our investments, consistent with the methodology and assumptions that market participants would use in their estimates of fair value, with the assistance of a third-party valuation specialist or based on inputs provided by the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because we estimate the fair value of the investments using (i) the market approach based on similar transactions, (ii) the market-calibration approach based on the guideline public company method and/or (iii) probability-weighted expected return approach, and/or (iv) subject to the availability of sufficient information, the income approach based on the discounted cash flow method.
We consider numerous objective and subjective factors to determine the best estimate of fair value for our investees. These factors include forecasts, the financial condition of the investee and the prices paid for securities sold to third-party investors, if any, as well as the valuation of comparable companies.
Impairment of investments
Non-marketable equity securities under the measurement alternative are subject to periodic impairment analysis. The periodic impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Qualitative factors considered include the investee’s financial condition and business outlook, industry and sector performance, market for technology, operational and financing cash flow activities, and other relevant events and factors affecting the investee. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of the equity investments using both the market and income approaches, which require judgment and the use of estimates, including discount rates, investee revenue and costs, and comparable market data of private and public companies, among others. During the fiscal years ended March 31, 2024, 2023 and 2022, we recognized impairments of $3 million, $8 million and $3 million, respectively, on non-marketable equity securities.
Equity method investments not measured under the fair value option are subject to periodic impairment reviews using the other-than-temporary impairment model, which considers the severity and duration of a decline in fair value below cost and our ability and intent to hold the investment for a sufficient period of time to allow for recovery. We did not recognize any impairments on equity method investments during the fiscal years ended March 31, 2024, 2023 and 2022.
Ordinary Share Valuations
In determining the fair value of ordinary shares, the Board of Directors considered the grant date fair value for share-based awards as of the closing price of the Company’s ADSs on Nasdaq on the day of grant. The Company generally recognizes share based compensation cost using the straight-line method over the requisite service period of the award, net of estimated forfeitures, except for awards that are subject to continuous service and satisfaction of certain Company performance conditions. For awards that are subject to continuous service and satisfaction of certain Company performance conditions, the Company revises its estimate of the number of shares expected to vest at each reporting date as a result of the effect of the Company’s performance conditions. The impact of the revision of the original estimates, if any, is recognized in the Consolidated Income Statements such that the cumulative expense reflects the revised estimate. Certain fixed monetary amount liability-classified awards were modified to equity-classified awards at the time of IPO and were converted to into a variable number of ADSs representing ordinary shares based on the IPO price of $51.00 per ADS.
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” in the IPO Prospectus for critical accounting estimates applicable prior to the IPO.

Share-based Compensation
We expense share-based compensation over the requisite service periods of the awards, which generally is equivalent to the vesting term. Compensation expense is recorded only for those awards that are expected to vest. The fair value of RSUs is based on the grant date fair value for share-based awards based on the closing price of the Company’s ADSs on Nasdaq on the day of the grant.
Prior to the IPO, the fair value of RSUs was determined on the date of grant and at the end of each reporting period using Monte Carlo simulations or the discounted cash flow approach. The fair value of Phantom Shares (as defined below) was determined based on the share price of our ultimate parent, SoftBank Group. We classified awards that were settled in cash as liabilities on our Consolidated Balance Sheets. Certain RSUs and all Phantom Shares are liability-classified and are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash.
Restricted Share Units (RSUs)—2019 AEP and 2019 EIP
As of March 31, 2024, 100% of the 2019 AEP and 2019 EIP awards have vested and were settled in shares.
Prior to the IPO, RSUs were granted to both employees and certain of our executive officers and vesting is subject to continuous service, the achievement of market condition targets, and are contingent upon the occurrence of various events comprising a change in control, an initial public offering, or the passage of time. RSUs would vest on the earliest to occur of (1) our initial public offering or six months following our initial public offering (as applicable), (2) the acquisition of more than 50% of the voting power of our shares, or the sale of the Company or another change in control event, and (3) March 9, 2026. The vesting of certain RSUs was subject to market condition targets related to our valuation upon change in control, initial public offering, or passage of time. Prior to the IPO, the Company recognized share-based compensation over the vesting term assuming a March 9, 2026 vesting date.
The weighted average fair value of the 2019 AEP RSUs was measured at each reporting date using the Monte Carlo simulation model. The Monte Carlo simulation model simulates our equity value at an assumed listing exit event in order to determine the RSU vesting percentage. The model simulates the RSU vesting percentage over one million iterations, and the average of all iterations is the fair value of an RSU. The model then discounts the future value of RSU at the assumed listing exit event date back to the valuation date based on the risk-free rate. The Monte Carlo simulation model incorporates various assumptions such as expected share price volatility until a liquidity event, expected dividend yield, risk-free interest rate, and expected time to an initial public offering.
The fair value of the 2019 EIP RSUs was estimated using the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in the income approach consider historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.
For the fiscal year ended March 31, 2023, the Company paid $15.9 million in relation to the modification of 2019 AEP RSUs that had vesting conditions accelerated pursuant to restructuring activities, of which $11.8 million of share-based compensation cost was recognized in the fiscal year ended March 31, 2023. We did not have any cash payments arising from normal course vesting events for liability-classified RSU awards for the fiscal years ended March 31, 2024, 2023 and 2022. All awards under the 2019 AEP vested in March 2024 following the completion of the IPO. Upon completion of the IPO, all RSUs under the 2019 EIP vested and were settled in ordinary shares instead of cash. This resulted in a change to the classification of the RSUs from liability-classified to equity-classified awards. We recognized incremental and accelerated share-based compensation expense of $221.3 million under the 2019 AEP and 2019 EIP for which the service-based vesting condition was satisfied or partially satisfied as of the date of the IPO.
The 2022 RSU Plan
In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”). Employees may elect not to participate in the plan. The RSUs vest in tranches, require continuous service through the vesting date and are subject to graded vesting over time. We recognize share-based compensation cost using the straight-line method over the service period of the award except for performance grants with specific performance criteria, net of estimated forfeitures. The 2022 RSU Plan provides vesting schedules applicable prior to an IPO and after an

IPO. The RSUs that were previously probable of vesting based on the vesting schedule applicable prior to the IPO were modified to the vesting schedule applicable post-IPO.
Prior to the IPO, we used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses to measure the fair value of the All Employee Awards. The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market-calibration approach. The financial forecast considered the Company’s past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact the business.
The market-calibration approach analyzes the percent change in the enterprise values of peer companies between the prior valuation date and the current valuation date. Based on the observed market movement in the enterprise values of peer companies, a market movement factor is selected to represent the potential shift in enterprise value between the prior valuation date and the current valuation date. The selected market movement factor is applied to the indicated value as of the prior valuation date.
Impairment of Goodwill
Goodwill is recorded as the excess of consideration transferred over the acquisition-date fair values of assets acquired and liabilities assumed. We have identified one reporting unit. We perform an annual impairment assessment in the fourth fiscal quarter or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of the reporting unit’s goodwill. If our assessment concludes that it is more likely than not that the fair value is more than its carrying value of our reporting unit, goodwill is not considered impaired and we are not required to perform the quantitative goodwill impairment test.
If our impairment assessment concludes that it is more likely than not that the fair value is less than its carrying value, we perform the quantitative goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value. Our goodwill impairment test considers the income method and/or market method to estimate a reporting unit’s fair value. Significant judgments are required in assessing impairment of goodwill include the identification of reporting units, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value, whether an impairment exists and if so the amount of that impairment.
We completed our annual goodwill impairment test in the fourth quarter of the fiscal years ended March 31, 2024, 2023 and 2022. It was determined, after performing a qualitative review, that it is not more likely than not that the fair value of our single reporting unit was less than its carrying amount. Accordingly, there was no indication of impairment, and the quantitative goodwill impairment test was not performed.
Income Taxes
We are subject to income taxes in the United Kingdom and other foreign jurisdictions. We account for deferred taxes by using the asset and liability method under GAAP. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease the allowance in a period, we recognize the change in the allowance within “Income tax expense (benefit)” in the Consolidated Income Statements. Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to actual taxable income, may affect these estimates.
The provision for income taxes includes the impact of reserves for unrecognized tax benefits as well as the related net interest and penalties. In addition, we are subject to the continuous examination of our income tax returns by the United

Kingdom and other tax authorities that may assert assessments against us. We regularly assess the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of our provision for income taxes.
Item 6.    Directors, Senior Management and Employees
A.    Directors and senior management
The following table sets forth information regarding our Non-Executive Directors and Senior Management as of March 31, 2024.

Name	Age	Position(s)
Non-Executive Directors:
Masayoshi Son	66	Chairman of the Board of Directors
Ronald D. Fisher	76	Director
Jeffrey A. Sine	69	Director
Karen E. Dykstra	65	Director
Anthony Michael Fadell	55	Director
Rosemary Schooler	56	Director
Paul E. Jacobs, PhD	61	Director

Senior Management:
Rene Haas	61	Chief Executive Officer and Director
Jason Child	55	Executive Vice President and Chief Financial Officer
Kirsty Gill	51	Executive Vice President and Chief People Officer
Spencer Collins	43	Executive Vice President and Chief Legal Officer
Richard Grisenthwaite	56	Executive Vice President and Chief Architect
Will Abbey	53	Executive Vice President and Chief Commercial Officer
Non-Executive Directors
Masayoshi Son has served as a Director and Chairman of our Board of Directors since March 2018. From September 2016 to March 2018, Mr. Son served as Chairman of the Board of Directors of Arm Holdings plc. Mr. Son founded SoftBank Group in September 1981 and has been its Chairman and Chief Executive Officer since February 1986. Founded initially as a PC software distribution business, SoftBank Group and its portfolio of companies have expanded to cover a range of technologies, including advanced telecommunications, internet services, AI, smart robotics, and IoT. Mr. Son has overseen investments in some of the world’s fastest-growing technology companies. Mr. Son serves in various capacities within SoftBank Group’s portfolio of companies, including SoftBank Corp. (Japanese Telecommunication Operator) as its Chairman since 2015 and served as its Chairman and Chief Executive Officer from 2006 to 2015. Mr. Son has also served as Honorary Chairman of the Broadband Association in Japan.
Mr. Son was selected to serve on our Board of Directors because of his vast executive leadership experience, including through his service as Chairman and Chief Executive Officer of SoftBank Group, a large international public company and our controlling shareholder, along with his significant expertise in technology and innovation.
Ronald D. Fisher has served as a Director of our Board of Directors since March 2018. Mr. Fisher is a Senior Advisor at SoftBank Investment Advisors. Mr. Fisher joined SoftBank Group in 1995 and was the founder and Managing Partner of SoftBank Capital. Mr. Fisher joined the Board of SoftBank Group in 1997 and was Vice Chairman from 2017 to 2022. Mr. Fisher also serves on the boards of several of SoftBank Group’s portfolio companies. Mr. Fisher has more than 40 years of experience of working with high-growth and turnaround technology companies. Prior to joining SoftBank Group, Mr. Fisher was the Chief Executive Officer of Phoenix Technologies Ltd., the leading developer and marketer of system software products for personal computers, from 1990 to 1995. Mr. Fisher joined Phoenix from Interactive Systems Corporation, a UNIX software company that was purchased by the Eastman Kodak Company in 1988. Mr. Fisher served for five years as President, initially as Chief Operating Officer and then Chief Executive Officer at Interactive Systems. Mr. Fisher earned an MBA from Columbia University and a Bachelor of Commerce from the University of Witwatersrand in South Africa.

Mr. Fisher was selected to serve on our Board of Directors due to his extensive business, operational and management experience in the technology industry.
Jeffrey A. Sine has served as a Director of our Board of Directors since September 2022. Mr. Sine is the Co-Founder and Partner of The Raine Group LLC, a global merchant bank focused on technology, media, and communications. Prior to founding The Raine Group LLC, he served as Vice Chairman and Global Head of Technology, Media & Telecom Investment Banking at UBS Investment Bank. Mr. Sine was a Managing Director at Morgan Stanley and an attorney at Sullivan & Cromwell in New York and London. Mr. Sine currently serves on the boards of many portfolio companies and subsidiaries of The Raine Group LLC. He also serves on the boards of National Public Radio, TelevisaUnivision, ITHAKA, Educational Testing Service, American University and The Manhattan Theatre Club.
Mr. Sine was selected to serve on our Board of Directors due to his significant experience as a leader and director of multiple global companies with international operations as well as his capital markets and financial experience from his tenure at global financial institutions.
Karen E. Dykstra has served as a Director of our Board of Directors since September 2022. From June 2023 to November 2023, Ms. Dykstra served as Chief Financial Officer of VMware, Inc. Ms. Dykstra previously served as Chief Financial and Administrative Officer, and as Chief Financial Officer, of AOL, Inc., a web portal and online service provider. Prior to joining AOL, Inc., Ms. Dykstra was a Partner at Plainfield Asset Management LLC (“Plainfield”), where she served as Chief Operating Officer, Chief Financial Officer and a director of Plainfield Direct LLC, Plainfield’s business development company. Previously, she spent over 25 years with Automatic Data Processing, Inc., a provider of human capital management solutions to employers, serving most recently as Chief Financial Officer, and prior thereto as Vice President—Finance, Corporate Controller, and in other capacities. Ms. Dykstra currently serves on the board of Gartner, Inc. and is a former director of VMware, Inc., Crane Co., AOL, Inc. and Boston Properties, Inc.
Ms. Dykstra was selected to serve on our Board of Directors due to her broad executive management experience and financial expertise as the Chief Financial Officer of multiple global companies and her experience from serving on the board of directors of other companies in the technology industry.
Anthony Michael Fadell has served as a Director of our Board of Directors since September 2022. Mr. Fadell is an active investor and entrepreneur with over 30 years of experience in founding companies and designing consumer products. He is the Principal at the Build Collective, an investment and advisory firm that invests in deep tech startups. Currently, the Build Collective is working with startups on over 200 innovative technologies. Mr. Fadell is the founder and former Chief Executive Officer of Nest, a major pioneer in the IoT space. He was Senior Vice President of Apple’s iPod division and led the team that created the first 18 generations of the iPod and the first three generations of the iPhone. Mr. Fadell also served as an Advisor to the Chief Executive Officer at Apple. Throughout his career, Mr. Fadell has authored more than 300 patents. He is also a New York Times bestselling author of BUILD: An Unorthodox Guide to Making Things Worth Making. Mr. Fadell currently serves on the boards of Concerto Management, Inc., Concerto Management EU, SAS and Orionis Biosciences, Inc.
Mr. Fadell was selected to serve on our Board of Directors due to his extensive experience in a range of technology companies as well as his significant leadership experience, including serving as the founder and Chief Executive Officer of a leader in the IoT space, and his in-depth knowledge of the technology industry.
Rosemary Schooler has served as a Director of our Board of Directors since December 2022. Ms. Schooler has over 30 years of experience in the global technology industry. She most recently served as Corporate Vice President and General Manager of Data Center and AI Sales for Intel Corporation. During her 33-year career at Intel, Ms. Schooler managed and oversaw sales and corporate strategy for the company’s IoT business. Ms. Schooler also held vice president and general manager positions at a number of Intel start-up initiatives in the embedded/IoT, networking and storage businesses, including architecture, product development and customer success efforts. In her networking role, Ms. Schooler led industry transforming initiatives, including Network Function Virtualization and technologies such as Data Plane Development Kit. Ms. Schooler has supported industry efforts, including ATIS and TIA, as well as non-profits, including the National Center for Women in Technology. She was previously a director for Cloudera and currently serves on the board of directors for Zurn Water Solutions and Densify. Ms. Schooler earned a B.S. in ceramic science and engineering from Penn State University.
Ms. Schooler was selected to serve on our Board of Directors due to her expansive knowledge of corporate strategy and strategic planning and vast experience as a leader in the technology industry.

Paul E. Jacobs, PhD has served as a Director of our Board of Directors since December 2022. Dr. Jacobs has been the Chief Executive Officer and a director of Globalstar, Inc. since August 2023. He is the Chairman, and until April 2024 also held the position of Chief Executive Officer, of Virewirx, Inc. (formerly known as XCOM Labs), which he founded in 2018 to develop high performance wireless technologies and applications. Prior to founding XCOM Labs, Dr. Jacobs served as the Chief Executive Officer and Executive Chairman of Qualcomm Inc., where he spearheaded the company’s efforts to develop and commercialize fundamental mobile technology breakthroughs that fueled the wireless internet and smartphone revolutions. Dr. Jacobs is a prolific inventor with over 80 U.S. patents granted or pending in the field of wireless technology and devices. Dr. Jacobs currently also serves as a director of Dropbox, Inc., Global Star, Inc., Virewirx Inc., Get Heal, Inc., and the NBA Board of Governors. He earned a B.S. in Electrical Engineering and Computer Science, M.S. in Electrical Engineering, and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. He founded the Jacobs Institute for Design Innovation at the University of California, Berkeley. Dr. Jacobs is a member of the National Academy of Engineering and a Fellow of the American Academy of Arts and Sciences.
Dr. Jacobs was selected to serve on our Board of Directors based on his experience as the leader and board member of multiple global companies, as well as his innovation and business experience with companies in, and his in-depth knowledge of, the technology sector.
Designation of Non-Executive Directors
Pursuant to the terms of the Shareholder Governance Agreement, SoftBank Group has the right to designate seven of the candidates for election to our Board of Directors. Each of our non-executive directors were designated by SoftBank Group for election to our Board of Directors. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with SoftBank Group—Shareholder Governance Agreement.”
Senior Management
Rene Haas has served as our Chief Executive Officer and a Director since February 2022. Prior to being appointed as Chief Executive Officer, Mr. Haas served as President of our IP Product Groups (IPG) from January 2017. Under his leadership, Mr. Haas transformed IPG to focus on key solutions for vertical markets with a more diversified product portfolio and increased investment in our software ecosystem. In addition to his role as Chief Executive Officer, Mr. Haas has sat on the boards of Arm China and SoftBank Group since December 2016 and June 2023, respectively. Mr. Haas also provides certain advisory and consulting services to SoftBank Group. Mr. Haas joined the Company in October 2013 as Vice President of Strategic Alliances and two years later was appointed to the Executive Committee and named Arm’s Chief Commercial Officer in charge of global sales and marketing. Before joining the Company, Mr. Haas held several applications management, applications engineering and product engineering roles, including seven years at NVIDIA as Vice President and General Manager of its computing products business. Prior to NVIDIA, Mr. Haas executive roles at Scintera Networks and Tensilica. Mr. Haas earned his Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and is a graduate of the Stanford University Graduate School of Business Executive Education Program. Mr. Haas was selected to serve on our Board of Directors due to his knowledge of our business as our Chief Executive Officer and his extensive experience in the semiconductor industry.
Jason Child has served as our Executive Vice President and Chief Financial Officer since November 2022. Mr. Child’s career spans 30 years across all aspects of global finance and strategy, accounting, capital markets and treasury, initial public offering execution, and investor relations. He has extensive experience in scaling disruptive technologies within enterprise software and software-as-a-service industries, e-commerce, local commerce, consumer hardware and IoT, and online residential real estate. He most recently served as Senior Vice-President and Chief Financial Officer at Splunk, a technology company specializing in application management, security, and compliance, as well as business and web analytics. Mr. Child has also served as Chief Financial Officer for Groupon, Inc., a global e-commerce marketplace, Jawbone, a consumer technology and wearable device company, and Opendoor Technologies Inc, an online real estate company. Prior to those roles, he spent more than 11 years leading various global finance teams at Amazon and served as Chief Financial Officer of Amazon International. Mr. Child has served as a member of the board of directors of Coupang, Inc., an e-commerce company, since April 2022. He holds a B.A. from the Foster School of Business at the University of Washington, where he currently serves on its Global Advisory Board.
Kirsty Gill has served as our Executive Vice President and Chief People Officer since April 2018. Ms. Gill joined the Company in 2002 and has held various leadership roles in the People group, including executive compensation, reward, organizational effectiveness, and people services and systems. As Chief People Officer, she is responsible for managing our policies with respect to our employees, our workplace and the sustainability of our business practices. Ms. Gill delivers a unique, progressive, and human working environment, ensuring that our Core Beliefs are reflected in our policies and practices, allowing everyone to thrive and contribute to their full potential. Prior to joining the Company, Ms. Gill was Human Resources Director for a start-up company, GF-X, and started her human resources career at Accenture. Ms. Gill graduated from the University of Cambridge and is a board member of Cambridge Ahead.
Spencer Collins has served as our Executive Vice President and Chief Legal Officer since September 2022. Prior to his appointment, he served as Interim General Counsel from February 2022. Mr. Collins has more than 20 years of industry experience and has served as lead counsel on many of the highest-profile M&A and investment transactions in the technology sector. Prior to joining the Company, Mr. Collins was Managing Partner and General Counsel at SoftBank Investment Advisors, the investment manager of SoftBank Vision Fund. Mr. Collins has also served as a partner in the investment team at SoftBank Investment Advisors. Prior to joining SoftBank Investment Advisors, he practiced as a technology-focused M&A and investment lawyer in the London offices of White & Case and Allen & Overy. Mr. Collins also spent time on secondment from Allen & Overy to Fenwick & West. Mr. Collins holds an LL.B. with first class honors.
Richard Grisenthwaite has served as our Executive Vice President and Chief Architect since March 2022. Mr. Grisenthwaite joined Arm in March 1997, and is responsible for the long-term evolution of our architecture, leading its development for more than 20 years, beginning with Armv6. He is currently leading development on Armv9 to ensure its specialized processing unlocks new markets and opportunities across the full spectrum of compute. Early in his tenure at the Company, Mr. Grisenthwaite worked on Arm720T, Arm940T, and Arm1136EJF-S. Prior to joining the Company, he worked for Analog Devices on fixed-function digital signal processors and at Inmos/ST on the Transputer. Mr. Grisenthwaite is an Arm fellow, has a B.A. in Electrical and Information Sciences from the University of Cambridge and holds 120 patents in the field of microprocessors. Additionally, Mr. Grisenthwaite serves on the U.K. government’s Semiconductor Advisory Panel.
Will Abbey has served as our Executive Vice President and Chief Commercial Officer since April 2023. Mr. Abbey joined the Company in 2004 and has held a number of leadership roles, including Senior Vice President of Sales and Partner Enablement, General Manager of our Physical Design group and Vice President of Commercial Operations for the Physical IP Division. Now, as Executive Vice President and Chief Commercial Officer, Mr. Abbey leads sales, field engineering, and partner enablement at the Company, helping some of the world’s most innovative organizations leverage the newest technologies to ready themselves for the next wave of digital transformation. From IP to AI, his unique insight has helped the world’s technology leaders transform their products and operations. Before joining the Company, he worked in product management positions at Celoxica, Infineon Technologies, and Loughborough Sound Images. Mr. Abbey serves on the board of EnPro Industries and holds a BEng from Sheffield Hallam University, U.K.
Family Relationships
There are no family relationships among any of our Non-Executive Directors or Senior Management.

Board Diversity
The table below reflects certain diversity information based on self-identification by each member of our Board of Directors. Each of the categories listed in the below table has the meaning as it is used in the listing standards of Nasdaq.

Board Diversity Matrix (as of the date of this Annual Report)
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	3

Part II: Demographic Background
LGBTQ+	0
Underrepresented in Home Country Jurisdiction	0
Did Not Disclose Demographic Background	3
B.    Compensation
Except for the information under “Remuneration of Senior Management,” “Senior Management Employment Agreements” and “Description of Incentive Plans,” the following information on remuneration has been prepared in accordance with disclosure requirements for the Company under the Companies Act.
Remuneration of Senior Management
For the fiscal year ended March 31, 2024, the aggregate remuneration paid to our Senior Management for services in all capacities, including retirement, benefits and vested Executive Awards (as described below), was approximately $141,568,000. This amount excludes outstanding Executive Awards.
We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to Senior Management, although we made defined contribution pension contributions on behalf of, and paid pension allowances to, our Senior Management in an aggregate amount of $176,000 during the fiscal year ended March 31, 2024.
During the fiscal year ended March 31, 2024, pursuant to our equity incentive plans described below under “—Equity Incentive Plans,” we granted conditional rights to receive a specified amount of cash or our ordinary shares to our Senior Management, which we refer to as “Executive Awards,” with outstanding awards in the aggregate amount of $75,323,000.
Directors' Remuneration Policy
Remuneration policy table – Executive Director
The following table applies to any Executive Director. Currently, the only Executive Director is the CEO, but this policy will apply to any future Executive Directors appointed to the Board of Directors.
The Company's approach to executive remuneration is to attract and retain the highest caliber talent from the global technology industry. The Remuneration Committee has developed the CEO package to be competitive with U.S. standards reflecting the location of our key competitors for executive and other talent, the listing of our ADSs on Nasdaq and the US-location of our CEO.

Base Salary
Purpose and link to strategy	To provide fixed remuneration to the Executive Director to reflect the responsibilities of the role.

To attract and retain the highest caliber talent from the global technology industry, including within the context of our growth aspirations.
Operation
The Executive Director's salary is reviewed annually by the Remuneration Committee and any increase or adjustment is usually applied from April 1st of each year.

When reviewing the Executive Director's salary, the Remuneration Committee will take into account the general market movements, salary levels for comparable roles in comparable companies, the performance of the Company and the individual and any changes to the scope and/or responsibility of the role.

Maximum	There is no defined maximum salary. The salary and any increases are determined by the Remuneration Committee based on the factors described above.
Performance conditions	N/A
Benefits
Purpose and link to strategy	To provide competitive benefits that enable our people’s wellbeing. Benefits align with the wider workforce and reflect those commonly available in the Executive Director’s home country.
Operation
Benefits provided to the Executive Director include vacation, health coverage and insurance, accident and disability insurance, and group life insurance. The Executive Director is also eligible to receive benefits offered to the wider workforce within their home country.

Situation-specific taxable benefits may be provided as may be required in the interests of the Company’s business such as, but not limited to, company paid car or telephone, car allowance, memberships, directors and officers indemnification and insurance cover, and tax return preparation and advice. Executive Directors may receive other benefits that are judged to be cost-effective and appropriate in terms of the individual’s role, time and/or security.

Where applicable, we may provide housing or relocation allowances, travel allowance and expenses, tax equalization or other expatriate benefits, and where necessary some or all of these benefits may be grossed up for taxes.

Other benefits may be provided if the Remuneration Committee considers it appropriate, in its discretion.

Any reasonable business-related expenses, in line with the Company’s expenses policy from time to time, may be reimbursed, including any taxes payable if reimbursement is determined to be a taxable benefit. Where necessary some or all expenses may be grossed up for taxes.

Maximum
Reasonable market cost of providing the benefits.

The Remuneration Committee shall have the discretion to introduce new benefits where these are introduced for the wider workforce, where it concludes that it is in the interests of the Company to do so, or which are considered necessary or desirable to support the executive in the execution of their duties, having regard to the particular circumstances of the individual.

There is no overall defined maximum level of benefit.

Performance conditions	N/A
Pension
Purpose and link to strategy	Enable the Executive Director to save for retirement and ensures their overall remuneration is competitive.

Operation	The Executive Director is invited to participate in the pension arrangements in their local market and will receive the same level of contributions as other employees in that market.

The Company may make payments of defined contribution pension contributions and pension allowances, which can either be made directly to the pension scheme or in cash via payroll.

In the U.S., employees including the Executive Director may contribute into the Company's 401(k) Savings Plan, and the Company matches 100% up to the first 6% of employee contributions. A portion of the Executive Director’s contributions will be matched each pay period subject to annual IRS limits.

The Company does not set aside or accrue any amounts to provide pension, retirement or similar benefits to executives.
Maximum	The maximum percentage may not exceed the workforce rate. The Remuneration Committee has discretion to consider the relevant workforce rate including consideration of the relevant jurisdiction.
Performance conditions	N/A
Annual Bonus
Purpose and link to strategy	The purpose of the Arm Annual Bonus Plan (as defined below) is to incentivize the Executive Director towards achieving stretching short-term goals based on the Company's strategy.
Operation	The Remuneration Committee sets the performance conditions towards the beginning of each fiscal year with the relevant weightings, which are communicated to the Executive Director. The Remuneration Committee assesses performance at the end of the fiscal year against these targets. Any amount is fully paid in cash.

The Remuneration Committee retains the right to exercise its discretion in the event that the formulaic outturn of the bonus does not reflect the Company or individual’s overall performance.
Maximum	The maximum is 125% of salary for target performance. The plan may then pay up to 200% of target depending on performance plus any individual performance multiplier of up to 1.25x (312.5% of salary).
Performance conditions	The performance conditions may include financial targets (including for example revenue and/or profit targets) and strategic measures, and/or any other measures that the Remuneration Committee considers appropriate, in its discretion. At least 50% of the performance conditions in any year will be financial targets.

The exact measures, weightings, thresholds for vesting and targets are determined by the Remuneration Committee each year taking into account the Company's key strategic priorities and any other priorities which the Remuneration Committee considers are important, in its discretion, for the Executive Director to prioritize. No amounts are paid for below threshold performance. Maximum payment requires stretching levels of outperformance.
Equity Awards
Purpose and link to strategy	To incentivize the Executive Director towards achieving long-term goals based on the Company's strategy and to align their remuneration with shareholder interests.

Operation
The Executive Director is granted equity awards annually which can take the form of RSUs, performance share units (“PSUs”), dividend equivalent rights, restricted shares, options or share appreciation rights (“SARs”) (or other forms of awards) under the Arm Holdings 2023 Omnibus Incentive Plan (the "Omnibus Incentive Plan") or successor plans. The Remuneration Committee will determine, in its discretion, the vesting and, if relevant, the performance conditions applicable to the awards of the Executive Director.

Annual Awards to the Executive Director will vest over at least three years, subject to the Executive Director remaining in employment and subject to any performance conditions being met. Market price share options would have an overall life cycle of 10 years. Dividend equivalents may be paid on RSUs or PSUs to the extent that the awards vest.

For the fiscal year ending March 31, 2025, awards will be made in the form of PSUs and it is anticipated that PSUs will form the majority or entirety of awards for the Executive Director in future years.

The Remuneration Committee retains the right to exercise its discretion in the event that the formulaic outturn of the performance measures does not reflect the Company or individual’s overall performance.

The Executive Director may also participate in any all employee share purchase plan or share option plan that is adopted by the Company on the same terms and conditions as other employees.

Maximum
The maximum initial target value of the Annual Awards will be 14 times base salary (assessed at the time of grant). Awards may then vest up to 125% of the target value based on satisfaction of stretching performance conditions.

Performance conditions	The performance conditions may include financial targets (including for example revenue and profit targets, or relative or absolute total shareholder return or earnings per share targets) and strategic measures. These will be set over a three year period and tested annually in relation to the relevant tranche and/or at the end of the three year performance period.

The exact measures, weightings, thresholds for vesting and targets are determined by the Remuneration Committee, in its discretion, each year taking into account the Company's key strategic priorities. The targets will, where relevant, be determined in accordance with the Company's annual budget. No amounts are paid for below threshold performance.

The Committee shall determine the extent to which the performance measures have been met and may make adjustments to the targets in the event that the Committee determines this is appropriate. Adjusted targets will be no less challenging as those originally set.
Implementation of remuneration policy in the fiscal year ending March 31, 2025
Details of how the Remuneration Policy will be implemented for the next fiscal year are set out below:
Base Salary
During the year, in conjunction with the design of the Remuneration Policy, the Remuneration Committee reviewed the base salary for the CEO. The Remuneration Committee did not propose any increase and as such the CEO’s base salary will remain at $1,350,000. The Remuneration Committee will continue to review this on an on-going basis. The average workforce rate increase was 5.2%.
Pension
The CEO participates in the Company’s 401(k) Savings Plan and receives a match of up to 6% of the employee contribution in line with the workforce rate. The CEO’s estimated 401(k) employer match is approximately $14,000.

Annual bonus
The Remuneration Committee sets the target annual bonus at 125% of salary for the CEO with up to 187.5% of this amount being paid for maximum levels of performance. The award will be subject to the Company’s attainment of goals relating to revenue (50% weighting) and the Non-GAAP Operating Income (50% weighting). Any payment above target will be subject to the Company’s achievement of goals relating to strategic priorities through a modifier of 1x - 1.5x. An individual performance multiplier of up to 1.25x is then applied to the company performance outcome. The Remuneration Committee will have overall discretion to adjust the formulaic outturn based on the company’s overall performance for the year. Any pay-out will be subject to our Clawback Policy.
PSU award
The CEO will be granted a PSU award which will have an initial target value of 14 times base salary. The maximum opportunity will be 125% of grant. 75% of the award will be measured over three one-year performance periods (25% attributed to each year) subject to the attainment of goals relating to:
•Revenue (25%)
•Non-GAAP Operating Income (25%)
•Strategic priorities (up to 2x modifier to financial performance)
25% of the award will be subject to Relative TSR measured over the full three-year performance period. TSR will be measured relative to the S&P 500 IT Sector Index.
At the end of each year, performance will be assessed against the financial and strategic measures. At the end of the three-year performance period Relative TSR achievement will be measured. 0% of the TSR portion will vest if TSR is at or below the 25th percentile of the index and 200% will vest if TSR is at or above the 75th percentile of the index with linear interpolation for intermediate levels of performance.
0% to 200% of the PSUs attributed to each year will vest annually, with the Year 3 vest combining this and the portion attributed to Relative TSR.
PSUs will be subject to our Clawback Policy.
The Remuneration Committee believes the salary multiple delivered at maximum appropriately reflects the sustained stretch performance required across financial and strategic measures to deliver the maximum vesting scenario. By design, these goals provide significant alignment to shareholder value creation in both the long and short term. There will be no payment attributed to any strategic measure that is not achieved in full.
Remuneration policy table – Non-Executive Directors
The following table applies to any Non-Executive Director, other than for Mr. Son (who is not currently paid by the Company).

Fees
Purpose and link to strategy	To provide a fixed remuneration to the Non-Executive Director to reflect their responsibilities and to attract high caliber talent to the Board of Directors. The Non-Executive Chair’s fee (where paid) will typically be determined by the other members of the Remuneration Committee, and the Board of Directors is responsible for determining all other Non-Executive Director fees.
Operation
Non-Executive Director fees consist of an annual cash retainer. In addition, each Non-Executive Director will receive a fee per meeting of the Board of Directors. Members of the Audit Committee and the Remuneration Committee, as well as the chairs of each committee, will receive a separate annual fee in cash. The Non-Executive Chair typically receives an annual cash retainer. However, Mr. Son has waived his eligibility and does not receive any remuneration from the Company.

These fees will normally be paid quarterly.

For the fiscal year ending March 31, 2025, Non-Executive Directors will receive an annual cash retainer of $80,000. In addition, each Non-Executive Director will receive a cash fee of $5,000 per meeting of the Board of Directors. Members of the Audit Committee and the Remuneration Committee will receive $15,000 and $10,000, respectively, in cash annually. The chairs of the Audit Committee and Remuneration Committee will receive $30,000 and $20,000, respectively in cash annually. As stated above, Mr. Son (the current Remuneration Committee Chair) does not receive any remuneration from the Company.

Fees are reviewed on a regular basis and determined by reference to fee levels in the U.S. market, taking into account the expected time commitment and responsibilities involved.

Non-Executive Directors will be reimbursed for expenses properly incurred in connection with the performance of their duties as a director, including, but not limited to, reasonable travel expenses.

Maximum	Fees are set at an appropriate level taking into account the factors outlined in this table.

Any Non-Executive Director who performs services which, in the opinion of the Board of Directors on recommendation from the Remuneration Committee, are outside the scope of the ordinary duties of a director, may be paid additional fees.
Performance conditions	None.
Equity Awards
Purpose and link to strategy	To provide a fixed remuneration to the Non-Executive Directors to reflect their responsibilities and to attract high caliber talent to the Board of Directors while being linked to shareholder experience.
Operation
Non-Executive Directors will receive an annual award of RSUs. The amount of the award is determined by the Board following recommendations from the Remuneration Committee. The Non-Executive Chair is typically eligible for an annual award. However, Mr. Son has waived his eligibility and does not receive any remuneration from the Company.

The awards are not subject to performance conditions. The awards are subject to a 12-month vesting period. Non-Executive Directors are permitted to delay the vesting of their awards for up to 12 additional months.

Maximum
The maximum is determined by the Board of Directors (on recommendation from the Remuneration Committee). The current value of RSUs awarded to each Non-Executive Director (other than Mr. Son) for the fiscal year ending March 31, 2025 is equivalent to $220,000.

Performance conditions	None.
Shareholding requirements	The Company has shareholding principles set out in its Corporate Governance Principles. The shareholding principles are summarized below.

Notes to the policy table
Shareholding principles
Members of the Executive Committee, which includes executives eligible to receive PSUs, have five years from the later of (a) the IPO; and (b) the start of employment to obtain and maintain the required level of shareholding. The holding requirement is 1,000% of base salary for the CEO. Vested ADSs and unvested time-based RSUs will count towards the holding requirement. If the required holding level is not reached within the required timeframe, subject to the discretion of the Remuneration Committee, an Executive Director must retain 100% of their net ADSs.
Non-Executive Directors have five years from the later of (a) the IPO and (b) appointment to the Board of Directors, to obtain and maintain the required level of shareholding. The holding requirement for Non-Executive Directors is 300% of the then‑current annual cash retainer (excluding any additional cash retainer for committee chairs). Vested ADSs and unvested time-based RSUs will count towards the holding requirement. If the required holding level is not reached within the required timeframe, subject to the discretion of the Remuneration Committee, a Non-Executive Director must retain 100% of their net ADSs.
Discretion
The Remuneration Committee operates the Arm Annual Bonus Plan, the Omnibus Incentive Plan and the Prior Plans (as defined below) in accordance with the relevant plans rules and in accordance with any applicable rules and legislation (where applicable). The Remuneration Committee retains discretion within the provisions of the applicable rules and the remuneration policy over a number of items, including but not limited to:
•Who receives awards;
•The size of awards;
•Treatment of leavers;
•Treatment of outstanding awards upon a change of control;
•Adjustments in certain circumstances, mostly corporate events e.g. corporate reorganization;
•Setting performance conditions, targets and thresholds; and
•The application of malus and clawback (subject to the Company’s Clawback Policy).
For individuals other than members of the Board of Directors or the CEO, certain elements of the discretions above are delegated to the CEO (and their designees) in accordance with the terms of the Remuneration Committee Charter.
Selection of performance measures
The Remuneration Committee sets stretching and realistic performance targets, taking into account the Company’s strategic priorities and key drivers of future shareholder value.
The performance measures for the annual bonus and PSUs are chosen to support the Company’s strategy. The Remuneration Committee believes it is appropriate to use a balance between financial targets and strategic objectives. The Remuneration Committee annually reviews the measures, weightings and targets to ensure they remain relevant and stretching for the Company.
External appointments
Mr. Haas is a director of SoftBank Group, the Company’s indirect controlling shareholder, and is a party to an agreement pursuant to which he provides certain advisory and consulting services to SoftBank Group. Mr. Son is the Chair and CEO of SoftBank Group. Both Mr. Haas and Mr. Son receive remuneration for their roles with SoftBank Group as determined by SoftBank Group.
Executive Directors may take up to two external appointments with the agreement of the Board of Directors and may receive remuneration for these roles.

Approach to recruitment remuneration
Executive and Non-Executive Directors will be remunerated in accordance with the policy set forth above (including the maximums), except as set out in this section. The maximum initial target level of ongoing variable remuneration which may be awarded on recruitment to an Executive Director is 15.25 times the base salary.
Newly hired Executive Directors may be eligible for a pro-rated annual bonus award if they join part way through the plan period.
If the Remuneration Committee considers it appropriate, in its discretion, in connection with the hiring of an Executive Director, the Company may provide for a sign-on, retention or similar bonus to the Executive Director as compensation for awards that were forfeited due to leaving their previous employer. This would be based on reasonable evidence of the awards and the awards would generally take account of the form, timing and expected value of the forfeited award. If the Remuneration Committee considers it appropriate, in its discretion, the newly hired executive may also receive a top-up award in connection with their recruitment to the Company. In no event will the Remuneration Committee approve payment greater than it believes is necessary to secure the required talent.
If an Executive Director is relocating in order to take up their position, the Company may pay such reasonable relocation costs as the Remuneration Committee considers appropriate, in its discretion. The Remuneration Committee may, in its discretion, also make payments to cover reasonable other miscellaneous expenses including, but not limited to, housing, tax, immigration support, legal fees and/or other amounts.
If an internal candidate is promoted to the Board of Directors, the legacy terms and conditions relating to outstanding incentive awards would normally be honored.
New Non-Executive Directors that are hired will be provided remuneration in line with that of the Company's current Non-Executive Directors.
Service Contracts and payments for loss of office
Executive Director
The CEO has a current employment agreement with an indefinite term, unless it is terminated by the Company or the Executive Director with prior notice. The Company may terminate the CEO's employment for cause, at any time, without advance notice of severance (except for accrued remuneration or where required by applicable law). Cause includes typical bad-leaver events, such as where the CEO has committed gross misconduct or negligence. The Company may terminate the CEO's employment without cause with 30 days' advance notice. The CEO is required to give the Company 60 days' advance notice and a reasonable cure period if they wish to terminate their employment for good reason, which generally includes a significant diminution of their authority, duties or responsibilities or a material reduction in their salary, annual or long-term incentive opportunity or other monetary compensation.
If the CEO’s employment is terminated by the Company without cause or by the CEO for good reason, in either case, then, subject to the CEO’s execution of an effective severance and release agreement and continued compliance with their restrictive covenants obligations, the CEO is entitled to severance pay in the form of 12 months' base salary, payable in 12 equal monthly installments following the date of termination for the period until alternative employment is found.
In the event of a change in control of the Company, the CEO has the right, but not the obligation, to terminate their employment and may, subject to the Remuneration Committee's discretion, become entitled to the severance pay benefit described above, subject to their execution of an effective severance and release agreement and continued compliance with their restrictive covenants obligations.
In the unfortunate event that the CEO’s employment is terminated due to death, the severance entitlement described above will be paid to the designated beneficiary of the Executive Director. The CEO has no set contractual entitlements upon disability, though the Remuneration Committee may in its absolute discretion determine that the CEO may receive compensation payments if the CEO ceases employment as a result of disability.
If the CEO's employment is terminated for cause, the CEO will have no severance entitlement.

The CEO is subject to certain restrictive covenant obligations, including confidentiality, non-competition, non-solicitation, non-recruiting and non-disparagement covenants, subject to applicable law.
The Company may pay any statutory entitlements or requirements under local law. The Company may make payments to settle or compromise claims in connection with termination of employment, where the Remuneration Committee consider it in the best interests of the Company, in its discretion. The Company may pay any legal and/or professional fees as required or customary in local markets. The Company may pay out any accrued but untaken holiday.
Executive Directors may be provided certain benefits after departure at the Remuneration Committee's discretion. Benefits may include, but are not limited to, medical coverage, home security, tax return preparation assistance, legal expenses, and/or outplacement or relocation costs.
Any future Executive Directors may be engaged by the Company with such terms relating to the termination of employment as the Remuneration Committee agrees in its sole discretion, based on the specific circumstances and location of the individual.
The Remuneration Committee retains the discretion to make payments in connection with an Executive Director’s loss of office or employment, which may be in addition to contractual and statutory entitlements.
Non-Executive Directors
Non-Executive Directors do not receive any benefits or payment upon removal or resignation from their respective position as directors (except for accrued remuneration or where required by applicable law).
Senior Management Employment Agreements
We have entered into offer letters or employment agreements with our Senior Management. Each member of Senior Management is employed for an indefinite term unless either we or the member of Senior Management gives prior notice to terminate such employment. We may terminate a member of Senior Management’s employment for cause, at any time, without advance notice or severance (except for accrued remuneration or where required by applicable law). Cause includes, for example, where the member of Senior Management has committed gross misconduct or negligence. We may terminate a member of Senior Management’s employment, for a fair reason and following a fair process, by providing prior written notice varying between 30 days and 12 months depending on the terms of the employment agreement or at any time for some members of Senior Management based in the U.S. In such case of termination by us, we will provide severance payments to the member of Senior Management as expressly required by the applicable law of the jurisdiction where the member of Senior Management is based or per the terms contained in their individual agreement, if any. Two members of Senior Management in the U.S. are entitled to receive severance if they resign for good reason or if there is a change in control event, as set out in their employment agreements. Good reason includes, for example, a significant diminution in authorities, duties or responsibilities, or a material reduction of the executive’s salary. To resign for good reason, the executive must provide 60 days of notice and a reasonable cure period. An executive officer may terminate their employment at any time with prior written notice, if required, as set out in their individual employment agreement.
Each member of Senior Management has agreed to hold, both during and after the employment agreement is terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company or affiliates or of our customers, suppliers and other business partners. Each member of Senior Management has also agreed to disclose to us all inventions, designs and any other IP which they develop during their employment with us and to assist us in obtaining and enforcing patent, copyright and other legal rights for such inventions, designs, and IP. In addition, each member of Senior Management has agreed to be bound by post-termination covenants in order to protect our business interests, including restrictions on soliciting our customers and our employees. Two members of Senior Management in the U.S. have post-termination non-compete provisions that equal or exceed the duration of their severance benefits.
Description of Incentive Plans
Arm Annual Bonus Plan
We have paid cash bonuses to our Senior Management under the Arm Annual Bonus Plan (the “Annual Bonus Plan”). The principal features of this cash plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the Annual Bonus Plan, which is filed as an exhibit to this Annual Report.

Administration
For our CEO, the Annual Bonus Plan is administered by the Remuneration Committee.
Eligibility
Our (and our subsidiaries’) employees (which include our Senior Management) are eligible to participate in the Annual Bonus Plan. With effect from April 1, 2024, the Annual Bonus Plan will apply to members of our Executive Committee only.
Start of Plan Period
At the start of each plan period (which runs from April 1st of a year to March 31st of the following year), the Remuneration Committee determines: (i) whether the Annual Bonus Plan will be operated in respect of that plan period, (ii) the CEO’s target percentage of the actual base salary which may be payable as the bonus award (the “Target Bonus Percentage”) for such plan period; and (iii) the performance conditions for such plan period. With respect to the fiscal year ended March 31, 2024, the target bonus opportunity of our Senior Management was in the range from 100% to 125% of their base salary levels. The maximum bonus award that can be earned is 200% of the target bonus award (based on the Target Bonus Percentage of the participant’s salary) plus any individual performance multiplier.
Performance Conditions
The Remuneration Committee sets performance conditions for each plan period for the whole Company, one or more divisions or business units of the Arm group (or any subdivision thereof), and/or individual participants, as appropriate, and may in its sole discretion amend or waive the performance conditions in whole or in part (a) in accordance with the terms specified in the performance conditions, or (b) if events happen which cause the Remuneration Committee to consider that (i) the amended performance conditions would be a fairer measure of performance and would be no more difficult to satisfy than the existing performance conditions, or (ii) the existing performance conditions should be waived in whole or in part. The Remuneration Committee may withhold, reduce or cancel all or any part of the bonus award for any participant in the event that the Remuneration Committee considers that such participant’s performance or conduct during the plan period warrants such action.
With respect to the fiscal year ended March 31, 2024, the performance conditions were based on the revenue and profit (EBITDA) of our group, plus strategic measures. For a description of the bonus outcome for Mr. Haas, see “—Bonus outcomes for year ended March 31, 2024” for further information.
New Hires
A person who becomes an eligible member of Senior Management during the course of a plan period and who the Remuneration Committee determines shall become a participant will be eligible to receive a pro-rated bonus award for such plan period. The pro-rated bonus award will be calculated by determining what the participant’s full-year bonus award entitlement would have been under the applicable performance conditions and then making a pro-rata adjustment to such entitlement based on the portion of such plan period in which such participant participated in the Annual Bonus Plan.
Change of Performance Conditions and Targets
The Remuneration Committee, in its sole discretion and at any time within a plan period, may evaluate performance conditions and make changes to a participant’s defined targets. In such case, such participant’s bonus award shall be calculated based on the Remuneration Committee’s evaluation, in its sole discretion, of what such participant’s full-year bonus award entitlement would have been under the original performance conditions and what such participant’s full-year bonus award entitlement would be under the new performance conditions. Following this, the Remuneration Committee shall make an adjustment to such bonus award based on each of the two entitlements.
Termination of Employment
Generally, a participant must be continuously employed by a member of our group through the end of the applicable plan period in order to receive a bonus award for such plan period. If a participant ceases to be an eligible member of

Senior Management prior to the end of such plan period for any reason, such participant shall immediately forfeit upon termination any and all entitlement to any portion of the bonus award for such plan period.
Change in Control
In the event of a change of control event during a plan period, the plan period will end and each participant will receive a bonus award payment, payable as soon as administratively practicable following such change of control event, calculated by determining what such participant’s full-year bonus award entitlement would have been based on deemed maximum achievement of the applicable performance conditions through the date of the consummation of such change of control event and then making a pro-rata adjustment to such entitlement based on the portion of such plan period occurring before the date on which such change of control event is consummated.
Plan Amendment and Termination
Subject to applicable law, our Board of Directors (or another duly authorized committee of executives) may (i) delete, alter or add to any of the provisions of the Annual Bonus Plan in any respect at any time unilaterally and without the consent of any participant, or (ii) terminate the Annual Bonus Plan at any time. If the Annual Bonus Plan is terminated during a plan period, such termination will not affect the operation of the Annual Bonus Plan for the rest of such plan period and bonus awards may be determined and paid pursuant to the rules of the Annual Bonus Plan.
Equity Incentive Plans
As of the fiscal year ended March 31, 2024, we granted equity-based awards to our Senior Management and Non-Executive Directors under: (1) the 2022 RSU Plan, (2) the NED Plan, (3) the 2019 AEP and (4) the 2019 EIP (collectively, the “Prior Plans”). Since the IPO, we have not and will not grant further awards under the Prior Plans. Instead, equity-based awards granted at or after the completion of the IPO are under the Omnibus Incentive Plan. The principal features of the four previously-adopted plans that pertain to outstanding awards held by our Senior Managements and Non-Executive Directors, and the principal features of the Omnibus Incentive Plan, are summarized below. With respect to awards granted under the Prior Plans and the Omnibus Incentive Plan that may be satisfied by transfer or issue of our ordinary shares, the Remuneration Committee or other plan administrator may also satisfy them by transfer or issue of ADSs instead. Unless otherwise indicated, under this “Equity Incentive Plans” section, references to our ordinary shares shall also include references to ADSs. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to this Annual Report.
2022 RSU Plan
The 2022 RSU Plan was adopted on June 13, 2022 and amended and restated on each of September 6, 2022 and August 25, 2023. The 2022 RSU Plan allows for the grant of awards to our (and our subsidiaries’) employees and Executive Directors. The principal features of the 2022 RSU Plan are summarized below.
Awards
The 2022 RSU Plan provides for the grant of RSUs, phantom awards, which are similar to RSUs, except that they may only be settled in cash, and other awards. Only Executive Awards, which are conditional rights to receive a specified amount of cash or our shares, have been awarded to our Senior Management under the 2022 RSU Plan.
Key Terms of Executive Awards Granted to our Senior Management under the 2022 RSU Plan
The Executive Awards granted to our Senior Management under the 2022 RSU Plan entitle each member of Senior Management to a fixed amount of cash or, after our IPO, our ordinary shares. We have generally granted two types of Executive Awards under the 2022 RSU Plan, which we refer to as Annual Awards and One-time Launch Awards. On limited occasions, we have also granted Executive Awards with customized vesting schedules to certain of our Senior Management. Annual Awards and One-time Launch Awards could be settled differently depending on whether vesting occurs before or after our IPO. The Annual Award typically consists of a portion that is subject only to a time-based vesting schedule and a portion that is subject to a performance-based and time-based vesting schedule. The time-based portion of the Annual Award vests on an annual basis over three years. The performance-based portion vests on an annual basis over three years, with each year’s vesting amount being within a range of 0% to 200% of the award value based on whether our annual performance metrics are satisfied. The One-time Launch Awards vest on an annual basis over three years, with no performance-based vesting conditions. We have also granted Executive Awards with terms that differ from those described above. Generally, these awards provide for all or a portion of the award to vest upon the earliest to occur of our IPO, a change in control event and a specified future date, subject to continued employment through the applicable vesting date.
Before our IPO, any portion of the Executive Awards that vested were settled in cash. After our IPO, any portion of the Executive Awards that vest will be satisfied in our shares based on the closing price per ADS on the date of our IPO, subject to the right of the Remuneration Committee to satisfy all or part of any such vested portion in cash. As with the RSU awards, upon a change of control event, which generally includes the acquisition of more than 50% of the voting power of our shares or the sale of all or substantially all of our assets, a pro rata portion of the unvested Executive Awards will vest.
Generally, unvested awards granted under the 2022 RSU Plan will lapse on the date the member of Senior Management ceases to be an eligible employee or executive director for any reason whatsoever under the 2022 RSU Plan (including, e.g., in connection with the termination of his or her employment or service as an executive director), except that if the cessation to be an eligible employee or executive director in question is due to ill-health, injury, disability or death, the Remuneration Committee may vest all or a portion of that participant’s awards. The member of Senior Management will not be treated as ceasing to be an eligible employee or executive director for these purposes upon leaving the employment of a member of our group if, within the following seven days, he or she recommences employment with another member of our group. The awards will also lapse if the Remuneration Committee determines that part or all of any such unvested awards should lapse in accordance with our Clawback Policy.
Before the record date on which such shares are actually issued or transferred, a participant is not entitled to any voting, dividend or other rights attaching to such shares. After such record date of the issue or transfer of such shares, the shares held by a participant will rank equally in all respects to our other ordinary shares.
Clawback
All awards granted under the 2022 RSU Plan are subject to lapse, forfeiture and/or recoupment under our Clawback Policy.
Adjustment
In the event of a variation of our equity share capital, a demerger or exempt distribution by virtue of section 1075 of the U.K. Corporation Tax Act 2010 or a special dividend or distribution, the Remuneration Committee (acting unanimously) may adjust the number and/or class of shares comprised in an award as it considers appropriate.
Plan Amendment
The Remuneration Committee may amend the 2022 RSU Plan at any time; however, any amendment which would materially disadvantage participants may not be made without prior consent of the majority (assessed by reference to the size of the affected awards) of disadvantaged participants who respond to the request made by the Remuneration Committee to approve such amendment. The Remuneration Committee has the absolute discretion to determine which participants are materially disadvantaged by a proposed amendment.
Transferability and Participant Payments
A participant may not transfer, assign or otherwise dispose of an award or any rights in respect of it. If he or she does, whether voluntarily or involuntarily, then the award immediately lapses. No payment is required from a participant for the grant of an award.
The Arm Non-Executive Directors RSU Award Plan
The NED Plan was adopted on September 6, 2022 and allows for the grant of RSUs and phantom awards to our non-executive directors. The principal features of the NED Plan and awards granted to our non-executive directors are substantially the same as the terms of the 2022 RSU Plan, except that only non-executive directors are eligible to receive awards and the only awards granted to our non-executive directors have been RSUs, which generally have provided for vesting to occur over a one-year period. The NED Plan is administered by the Remuneration Committee. The aggregate number of shares over which the Remuneration Committee may grant awards under the 2022 RSU Plan and the NED Plan is limited so that it does not exceed at any time an amount equal to (x) 4% of the aggregate nominal amount of our fully diluted equity share capital less (y) the aggregate of the nominal amount of shares allocated in respect of awards granted under the rules of the 2022 RSU Plan and awards granted under the rules of the NED Plan (excluding any shares allocated in respect of lapsed awards under the 2022 RSU Plan and the NED Plan). Following the IPO, no awards may be granted under the NED Plan.
RSUs are awards that entitle the holder to a specified number of our ordinary shares, subject to satisfaction of vesting and other conditions. The RSUs granted to our Non-Executive Directors vest in March or May of the year following the year of grant on the basis of the continued service of the director. In addition, a pro-rata portion of the Non-Executive Directors’ RSUs vest upon the occurrence of a change of control event. In each case, once vested, the RSUs are capable of being settled in shares or cash (or a mix of both), as determined by the Remuneration Committee.
The Arm Limited All-Employee Plan 2019
The 2019 AEP was adopted by our shareholders on December 8, 2019 and amended and restated on each of May 18, 2021, June 13, 2022 and August 25, 2023, and allows for the grant of awards to our employees and executive directors. The material terms of the 2019 AEP are summarized below.
Awards
The 2019 AEP provides for the grant of RSUs and phantom shares. Our Senior Management were not granted phantom shares pursuant to the 2019 AEP and there were no unvested awards under the 2019 AEP as of March 31, 2024.
Key Terms of RSUs Granted to our Executive Officers under the 2019 AEP
RSUs granted to our Senior Management under the 2019 AEP generally vested on a linear scale on the earliest to occur of (1) 180 days following our IPO with a listing value between $32 billion and $55 billion and above (with none of the awards vesting when the value is $32 billion or less and all awards vesting when the value is $55 billion or above), (2) the acquisition of more than 50% of the voting power of our shares, or sale of the Company or other change in control event with an implied value between $32 billion and $55 billion and above (with none of the awards vesting when the value is $32 billion or less and all awards vesting when the value is $55 billion or above), and (3) March 9, 2026 if the value of our fully diluted share capital on December 31, 2025 is between $55 billion and $75 billion and above (with none of the awards vesting when the value is $55 billion or less and all awards vesting when the value is $75 billion or above). All RSUs granted under the 2019 AEP vested in March 2024.
Other terms applicable to the RSUs awarded to our Senior Management under the 2019 AEP, including terms relating to termination of employment and forfeiture of the awards, awards being subject to our Clawback Policy, adjustments in the event of changes to capitalization and similar events, plan amendments and transferability of awards, are generally consistent with the terms of the RSUs granted under the 2022 RSU Plan, as described above.
The 2019 EIP
The 2019 EIP was adopted by our shareholders on December 8, 2019 and amended and restated on September 6, 2022, and allows for the grant of awards to certain of our Senior Management or other eligible employees designated by the Remuneration Committee in its absolute discretion acting unanimously. During the fiscal year ended March 31, 2024, only one member of our Senior Management held an award under the 2019 EIP, which award vested in connection with the IPO. The material terms of the 2019 EIP are substantially similar to the terms of the 2019 AEP described above, except that (1) participation was generally limited to Senior Management, (2) the aggregate number of shares over which the Remuneration Committee may grant awards under the 2019 EIP is 0.3% of the aggregate nominal amount of our fully diluted equity share capital (less the aggregate of the nominal amount of shares allocated in respect of awards granted under the rules of the 2019 EIP, excluding any shares allocated in respect of lapsed awards under the 2019 EIP), and (3) vesting of the member of senior management’s RSUs upon the earliest to occur of an initial public offering, sale of the Company or other change in control event and a specified future date is not subject to the value thresholds noted in the discussion of the 2019 AEP.

Omnibus Incentive Plan
In August 2023, our Board of Directors adopted, and our shareholders approved, the Omnibus Incentive Plan, which became effective from the date on which the underwriting agreement between us, the underwriters and the selling shareholder for the IPO was signed. We have used the Omnibus Incentive Plan following the completion of the IPO for the grant of incentive awards to our employees, including our executive directors, and our non-employees, including our non-employee directors. The principal terms of the Omnibus Incentive Plan are summarized below.
Eligibility
Our employees, including executive directors, and employees of our subsidiaries are eligible to participate in the Omnibus Incentive Plan. Our non-executive directors and consultants, and non-executive directors and consultants of our subsidiaries, are eligible to participate in the Non-Employee Sub-Plan to the Omnibus Incentive Plan. Persons eligible to receive awards under the Omnibus Incentive Plan (including the Non-Employee Sub-Plan) are together referred to as service providers below. Except as otherwise specified, references below to the Omnibus Incentive Plan include the Non-Employee Sub-Plan, provided that in no event may an officer or employee grant, or have administrative discretion with respect to, his or her own award.
Administration
The Omnibus Incentive Plan is administered by our Board of Directors, the Remuneration Committee or any other committee composed of members of our Board of Directors that is appointed by our Board of Directors or the Remuneration Committee to administer the Omnibus Incentive Plan, subject to certain limitations imposed under the Omnibus Incentive Plan, and other applicable laws and stock exchange listing rules. The administrator will have the authority to construe and interpret the Omnibus Incentive Plan and the terms of awards granted under the Omnibus Incentive Plan. Subject to applicable law, the administrator may authorize one or more officers or employees to administer the Omnibus Incentive Plan.
Shares Available for Awards
The maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan as approved at the time of adoption of the Omnibus Incentive Plan was equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our Board of Directors or the Remuneration Committee. No more than 20,500,000 ordinary shares may be issued under the Omnibus Incentive Plan upon the exercise of incentive stock options.
If an award under the Omnibus Incentive Plan is exchanged for or settled in cash, forfeited, canceled or expires without the issuance of our ordinary shares, any unused shares underlying the award will be deemed not to have been issued for purposes of determining the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan. Additionally, shares underlying awards issued by the Company in assumption of, or in substitution or exchange for, awards previously granted by a company acquired by the Company or any of its affiliates or with which the Company or any of its affiliates combines will not be deemed not to have been issued for purposes of determining the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan. To the extent not prohibited by applicable laws, any ordinary shares underlying an award that are surrendered or withheld in payment of the award’s exercise or purchase price, or in satisfaction of tax withholding obligations with respect to an award, will be deemed not to have been issued for purposes of determining the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan, unless otherwise determined by the administrator.
Awards may be settled in ordinary shares or ADSs. References in this summary to ordinary shares include references to our ADSs. Ordinary shares issued under the Omnibus Incentive Plan may be new shares, shares purchased on the open market or treasury shares.
Awards
The types of awards granted under the Omnibus Incentive Plan will be determined by the administrator, but may include awards of share options, SARs, restricted shares, RSUs, other awards of cash, shares or other property (which may include a specified cash amount that is payable in cash or shares, or awards tied to the appreciation in the value of shares), dividends and dividend equivalents. Vesting conditions applicable to awards may be based on continued service, achievement of company, business unit or other performance objectives, or such other criteria as the Remuneration Committee may establish.
•Options and SARs. Options provide for the purchase of our ordinary shares in the future at an exercise price set at a specified price and usually become exercisable in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by the administrator. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares underlying the award between the grant date and the exercise date, payable either in ordinary shares, cash or a combination of the two, as determined by the administrator. The administrator will determine the number of shares underlying each option and SAR, the exercise or base price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. In general, the exercise price per share for each option or SAR granted under the Omnibus Incentive Plan will not be less than the nominal value of such share and for grantees who are subject to tax in the U.S. not less than the fair market value of such share at the time of grant.
•Restricted Shares and RSUs. Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises for grantees to receive our ordinary shares (or, as determined by the administrator, the cash equivalent) in the future, which may also be subject to vesting, issuance and forfeiture conditions. The administrator may provide that the delivery of the shares underlying RSUs will occur upon or as soon as reasonably practicable after the RSUs vest or will be deferred on a mandatory basis or at the election of the grantee. The terms and conditions applicable to restricted shares and RSUs will be determined by the administrator, subject to the conditions and limitations contained in the Omnibus Incentive Plan.
•Other Awards; Dividends and Dividend Equivalents. Other awards may include awards of fully vested ordinary shares, cash incentive awards, and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other awards may be granted to grantees and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The administrator will determine the terms and conditions of other awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions. Awards of restricted shares may also entitle the participant to receive dividends paid on the ordinary shares underlying the awards, and RSUs and other share-based awards (other than options and SARs) may entitle the participant to receive dividend equivalents, which are notional entitlements representing the dividends that would have been paid had the ordinary shares underlying the award been outstanding. Dividends and dividend equivalents may be subject to the same vesting conditions as the awards to which they relate.
Awards may be granted in consideration of past or future services. The administrator may, but need not, require the payment of consideration by the participant with respect to an award. To the extent permitted by applicable law, the administrator may authorize the deferral of the settlement of awards.
To the extent terms of the Omnibus Incentive Plan do not address local laws in non-U.S. jurisdictions, we anticipate that provisions specific to such non-U.S. jurisdictions in which awards are granted will be addressed in the award agreement “riders,” which will set forth or modify otherwise applicable terms as needed to comply with local laws, including, as applicable, tax laws, securities laws, employment laws, data privacy requirements and exchange controls.
Transferability
Prior to the issuance of ordinary shares with respect to an award granted under the Omnibus Incentive Plan, participants generally will not be allowed to transfer awards. However, awards may be transferred by will or by the laws of descent and distribution.
Term of Plan; Amendment and Termination
The Omnibus Incentive Plan will have a five-year term; however, the administrator may amend, suspend or terminate the Omnibus Incentive Plan and award agreements at any time. Generally, if the administrator proposes any amendment, suspension or termination that would be to the material disadvantage of any grantees in respect of subsisting rights under the Omnibus Incentive Plan or the relevant award agreement, then: (i) the administrator must invite each such disadvantaged grantee to indicate whether or not they approve the amendment, and (ii) such amendment shall only take effect if the majority (assessed by reference to the size of affected awards) of the grantees who respond to an invitation consent to the amendment.
Change in Control
In the event of a change in control, unless otherwise specified by the administrator or specified in an individual agreement with the participant, awards generally will only accelerate to the extent they are not substituted or assumed by the acquiring entity or if the awards are substituted or assumed by the acquiring entity and the participant’s service is terminated under specified circumstances within 18 months following the change in control. In the event the awards are not assumed or substituted by the acquiring or surviving entity in a change in control, except as otherwise determined by the administrator or provided in an award agreement, employment or similar agreement in the definitive change in control transaction agreement, time-based awards will become vested on a pro-rata basis as of the date of the change in control, and all or a portion of performance-based awards may vest, but only to the extent (if at all) determined by the administrator. The administrator may also elect to terminate an award in exchange for cash.
Adjustments for Certain Corporate Events
In the event of a stock dividend, stock split or other non-reciprocal transaction that affects share values, the type and the number of ordinary shares, ADSs or other securities subject to the Omnibus Incentive Plan and outstanding awards, and the exercise or base price of outstanding awards will be equitably adjusted as appropriate to reflect the transaction. Additionally, in the event of a reorganization, amalgamation, dissolution, sale of assets or shares or other corporate transactions, the administrator may take a variety of actions with respect to outstanding awards, including canceling awards in exchange for cash or other property, accelerating the vesting of awards, causing awards to be terminated or replaced with other rights or property or providing for the substitution or assumption of outstanding awards in a manner intended to preserve the intended economic and other benefits of the plans and outstanding awards.
Non-U.S. and Non-U.K. Participants
The Remuneration Committee may modify awards granted to participants who are non-U.S. or U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction.
Non-Employee Sub-Plan
The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and generally provides for awards to be made on identical terms to awards made under the Omnibus Incentive Plan.
Employee Benefit Trust
In connection with the IPO, the Company established an employee benefit trust (the “EBT”), constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. See Note 14 - Shareholders’ Equity for further details.

Directors' Remuneration Report
The Executive Director
Single figure table – Executive Director
The table below summarizes the total remuneration earned by the sole Executive Director of the Company, in respect of his employment with the Company for the fiscal year ended March 31, 2024 (dollars in thousands).

$000		Salary	Taxable Benefits	Pension	Total Fixed Remune-ration	Annual Bonus	Special Bonus	Prior Plans	Total Variable Remune-ration	Total
Rene Haas	2024	$1,350	$19	$14	$1,383	$2,468	$20,000	$46,282	$68,750	$70,133
Notes:
•Taxable Benefits: The Company operates a benefits scheme through which the Executive Director is entitled to participate. The scheme offers a range of benefits (not all of which are taxable) which include: vacation; medical, dental and vision coverage and insurance; accident and disability insurance, group life insurance and Employee Assistance Program. The Taxable Benefit figure captured above includes group life insurance, a one-time taxable travel benefit and tax compliance advice provided by the Company.
•Annual Bonus: For the fiscal year ended March 31, 2024, this includes the Executive Director’s annual bonus of $2,468,000 to be paid in May 2024. During the fiscal year ended March 31, 2024, the Executive Director also received an IPO cash award of $20,000,000 shown in the Special Bonus column above, the performance condition for which was the occurrence of the IPO and so it was paid out in cash shortly following the IPO.
•Prior Plans: This amount includes the one-time IPO award and the one-time AEP award which vested during FYE24, related to the occurrence of the IPO during FYE24, and Tranche 1 of the FYE24 annual award which will vest in May 2024. Pursuant to the one-time IPO award under the 2022 RSU Plan and the AEP award, the Executive Director acquired 392,157 and 79,811 ADSs, respectively. Pursuant to Tranche 1 of the FYE24 annual award which will vest in May 2024, the Executive Director acquired 123,087 ADSs. The Prior Plans remuneration is the aggregate value of vested awards under the Prior Plans, as of the applicable vesting dates occurring in the fiscal year ended March 31, 2024.

Executive Director’s bonus outcomes for fiscal year ended March 31, 2024
The annual bonus is determined based on a scorecard of metrics, details of which are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$2,876	$3,295	$3,233 / 42.6%	85%
	Non-GAAP Operating Income	50%	$1,268	$1,459	$1,408 / 36.6%	73%
Strategic: Stretch (up to additional 50%)	Strategic business initiatives	40%	Delivery of solutions and achievement of major design wins / key client adoption equally weighted across the four Lines of Business		29.0%	73%
	Organization	10%	Delivery of operating model changes and increase in gender and racial/ethnic representation.		8.8%	88%
The Company was successful in meeting a majority of the strategic business initiatives that will be key in delivering long-term growth. This included important product achievements with new processors in the Client & Infrastructure markets achieving significant generation-on-generation performance improvements, and releases of new safety-enabled Automotive Enhanced processors & edge AI accelerators for the Autonomous and IoT markets. The Company also introduced its first Neoverse compute subsystem offering for data centers, and achieved key partner design wins across all four Lines of Business.
As a result of the above achievement, the Company was deemed to have achieved 117% of target under the Company scorecard (78% of the maximum 150% Company performance). The Executive Director's individual performance multiplier was determined by the Board of Directors to be 1.25, resulting in a bonus of 146% or target bonus (183% of salary) or $2,468,000.
Share award outcomes in respect of the fiscal year ended March 31, 2024
One Time Executive Award
Prior to IPO, the CEO was granted an award under the 2022 RSU Plan with a value of $20 million, which was settled by the delivery of 392,157 ADSs based on the IPO price of $51 per ADS. The single performance condition was the occurrence of the IPO, and so this became fully vested and the ADSs were released shortly following the IPO. However, the award is subject to a 12-month holding period.
Fiscal Year End 2024 Annual Award
The Company granted an award under the 2022 RSU Plan. This vests in tranches over 3 years (30% in year 1 and year 2 and 40% in year 3). The performance conditions for Tranche 1 (i.e. 30%) of the award are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$2,876	$3,295	$3,233 / 42.6%	85%
	Non-GAAP Operating Income	50%	$1,268	$1,459	$1,408 / 36.6%	73%
Strategic: Stretch (up to additional 100%)	Strategic business initiatives	80%	Delivery of solutions and achievement of major design wins / key client adoption equally weighted across the four Lines of Business		58.0%	73%
	Organization	20%	Delivery of operating model changes and increase in gender and racial/ethnic representation.		17.6%	88%
The Company was successful in meeting a majority of the strategic business initiatives that will be key in delivering long-term growth, as described under “Executive Director’s bonus outcomes for fiscal year ended March 31, 2024.” As a result of the above achievement, the Company was deemed to have achieved 155% of target (78% of the maximum 200% Company performance). The first tranche of the PSUs awarded in May 2023 therefore vested in May 2024 at 155% and were settled by the delivery of 123,087 ADSs.
Non-Executive Directors
Single figure table – Non-Executive Directors
The table below summarizes the total remuneration earned by each Non-Executive Director of the Company, in respect of their service to the Company for the fiscal year ended March 31, 2024 (dollars in thousands).

$000		Fees	Taxable Benefits	Total Fixed Remuneration	Prior Plans	Total Variable Remuneration	Total
Masayoshi Son	2024	$—	$—	$—	$—	$—	$—
Karen E. Dykstra	2024	$135	$—	$135	$220	$220	$355
Anthony Michael Fadell	2024	$85	$—	$85	$220	$220	$305
Jeffrey A. Sine	2024	$115	$—	$115	$220	$220	$335
Paul E. Jacobs, PhD	2024	$105	$—	$105	$220	$220	$325
Rosemary Schooler	2024	$121	$—	$121	$220	$220	$341
Ronald D. Fisher	2024	$130	$—	$130	$220	$220	$350
Notes:
•Ronald D. Fisher has served as a Director of our Board of Directors since March 2018, and has been remunerated for his Arm role since April 1, 2024. Karen Dykstra, Tony Fadell and Jeffrey Sine have served as a Director of our Board of Directors since September 2022. Paul Jacobs and Rosemary Schooler have served as a Director of our Board of Directors since December 2022.
•Fees in the table above relate to the annual retainer, committee fees and meeting fees.
•In line with policy, Non-Executive Directors do not receive any Taxable Benefits.
•Prior Plans: Pursuant to the NED Plan, the Non-Executive Directors each acquired 5,301 ADSs on May 15, 2024.
•The Non-Executive Directors did not receive any pension contributions.

Scheme interests granted in period
The table below sets out the awards granted to the Executive Director during the fiscal year ended March 31, 2024:

	Award type	Grant date	No. of shares under award	Face value ($000)	Threshold performance (% shares delivered)	End of performance period
Rene Haas	PSU	May 23, 2023	264,706	$27,000	—%	March 31, 2026
Notes:
•The Executive Director received an annual award of PSUs pursuant to the 2022 RSU Plan. This was an award of 10x salary ($13,500,000) which will vest between 0%-200% over a three year period subject to achievement of performance conditions. Executive Awards made prior to listing were awarded as a dollar amount and were converted to PSUs based on the IPO price of $51.00 as set out at the time of the award. The final vest under the award will be May 15, 2026, reflective of performance for the period to March 31, 2026.
The table below sets out the awards granted to the Non-Executive Directors:

	Award type	Grant date	No. of shares under award	Face value ($000)	Threshold performance (% shares delivered)	End of performance period
Masayoshi Son	—	—	—	—	—	—
Karen E. Dykstra	RSU	May 22, 2023	5,301	$220	100%	May 15, 2024
Anthony Michael Fadell	RSU	May 22, 2023	5,301	$220	100%	May 15, 2024
Jeffrey A. Sine	RSU	May 22, 2023	5,301	$220	100%	May 15, 2024
Paul E. Jacobs, PhD	RSU	May 22, 2023	5,301	$220	100%	May 15, 2024
Rosemary Schooler	RSU	May 22, 2023	5,301	$220	100%	May 15, 2024
Ronald D. Fisher	RSU	August 29, 2023	5,301	$220	100%	May 15, 2024
Notes:
•The Non-Executive Directors received an annual award of RSUs pursuant to the Arm Non-Executive Directors RSU Award Plan. In line with the Director’s Remuneration Policy, this award of $220,000 will vest in May 2024. Awards made prior to listing were awarded using a share price of $41.50 based on an independent valuation.
Payments for loss of office and payments to past directors
No payments for loss of office or to past directors were made during the year.
Performance graph
Our ADSs began trading on Nasdaq on September 14, 2023. The Total Shareholder Return ("TSR") graph represents the value at March 31, 2024 of $100 invested in our ADSs on September 14, 2023, compared with the value of $100 invested in the S&P 500 IT Sector Index. This index is considered the most relevant and appropriate comparator index for the Company, incorporating organizations our shareholders would be likely to consider for their investments. It is also the index to be used in the future Performance Share Plan design.

CEO remuneration
The table below shows the total remuneration received by the CEO for the fiscal year ended March 31, 2024. The Company has not disclosed for years prior to Arm’s listing on the Nasdaq.

Year ended March 31, 2024
CEO single figure ($000)	$70,133
Annual bonus as % of max	59%
PSUs as % of max	78%
CEO equity awards
The CEO will be granted a PSU award which will have an initial target value of 14 times base salary. The maximum opportunity will be 125% of grant. 75% of the award will be measured over three one-year performance periods (25% attributed to each year) subject to the attainment of goals relating to:
•Revenue (25%)
•Non-GAAP Operating Income (25%)
•Strategic priorities (up to 2x modifier to financial performance)
25% of the award will be subject to Relative TSR measured over the full three-year performance period. TSR will be measured relative to the S&P 500 IT Sector Index.
At the end of each year, performance will be assessed against the financial and strategic measures. At the end of the three-year performance period Relative TSR achievement will be measured. 0% of the TSR portion will vest if TSR is at or below the 25th percentile of the index and 200% will vest if TSR is at or above the 75th percentile of the index with linear interpolation for intermediate levels of performance.
0% to 200% of the PSUs attributed to each year will vest annually, with the Year 3 vest combining this and the portion attributed to Relative TSR.
PSUs will be subject to our Clawback Policy.

The Remuneration Committee believes the salary multiple delivered at maximum appropriately reflects the sustained stretch performance required across financial and strategic measures to deliver the maximum vesting scenario. By design, these goals provide significant alignment to shareholder value creation in both the long and short term. There will be no payment attributed to any strategic measure that is not achieved in full.
Non-Executive Director fees
During the year, in conjunction with the design of the Remuneration Policy, the Remuneration Committee reviewed the Non-Executive Director fees. No increases are proposed and as such fees remain unchanged as summarized in the table below:

Fees ($)
Non-Executive Director: Annual Cash Retainer	$80,000
Board of Directors Meeting Attendance	$5,000 per meeting
Audit Committee Chair	$30,000
Remuneration Committee Chair	$20,000
Audit Committee Members	$15,000
Remuneration Committee members	$10,000
Mr. Son does not receive any remuneration from the Company.
Insurance and indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities and have entered into a deed of indemnity with each of our directors and executive officers. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under U.S. federal securities laws is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
C.    Board practices
Composition of our Board of Directors
Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of eight members, all of whom will continue to serve on our Board of Directors until our next annual general meeting or their earlier resignation. Mr. Son serves as the Chair of our Board of Directors. Our Board of Directors has affirmatively determined that none of Ms. Dykstra, Mr. Fadell, Ms. Schooler and Dr. Jacobs have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq.
Six of our eight current directors were appointed in 2022 in anticipation of becoming a public company. Prior to the appointment of these new directors, we undertook a fulsome review of the composition of our Board of Directors and the skills and qualifications necessary to lead our company going forward. Our Board of Directors considered diversity of experience and expertise as well as gender, racial and ethnic diversity. We believe that the diversity of viewpoints and collective experience of our directors makes our Board of Directors well positioned to lead Arm into the future.
At the end of each annual general meeting of shareholders, all the directors must retire from office except for any director appointed by our Board of Directors after notice of that annual general meeting has been given and before that annual general meeting has been held. Each director who retires at an annual general meeting may be re-elected.
Other than with respect to Mr. Haas and other than providing pro-rata vesting to non-executive directors if they are terminated other than for cause or in the event of a change in control of the Company, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of the Company.

SoftBank Group’s Director Nomination Rights
Our Board of Directors does not have a standing nominating committee. Pursuant to the Shareholder Governance Agreement, SoftBank Group will have the right to designate a certain number of candidates for election to our Board of Directors based on its and its controlled affiliates’ ownership of our outstanding ordinary shares, provided that a certain number of such candidates must be “independent” under law or stock exchange rules applicable to our directors at the time of such nomination. SoftBank Group’s designation rights are as follows:

Ownership of our outstanding ordinary shares:	Number of SoftBank Group candidates for election to our Board of Directors:	Number of SoftBank Group candidates that must be independent:
Greater than 70%	7	3
Less than or equal to 70% and greater than 60%	6	2
Less than or equal to 60% and greater than 50%	5	1
Less than or equal to 50% and greater than 40%	4	0
Less than or equal to 40% and greater than 30%	3	0
Less than or equal to 30% and greater than 20%	2	0
Less than or equal to 20% and greater than 5%	1	0
SoftBank Group’s rights to designate candidates for election to our Board of Directors are based on an eight-member board, including our CEO, and pursuant to the Shareholder Governance Agreement, will be modified ratably to reflect any change in the number of directors on our Board of Directors.
Additionally, effective upon completion of the IPO and for so long as SoftBank Group and its controlled affiliates own more than 70% of our outstanding ordinary shares, SoftBank Group will have the right to increase the size of the Board of Directors to nine directors and appoint a director, who need not be independent, to the board to fill the newly created vacancy. If such right is exercised, SoftBank Group will have the right to nominate up to eight candidates for election to our Board of Directors for as long as it and its controlled affiliates hold more than 70% of our outstanding ordinary shares.
Our Board of Directors will make determinations with respect to each director’s independence. To the extent SoftBank Group nominates a director as an independent director that our Board of Directors, upon advice of counsel, determines does not meet the applicable independence standards, SoftBank Group will be required to propose a new nominee.
The Shareholder Governance Agreement also provides SoftBank Group with proportional rights to representation on the committees of our Board of Directors, subject to applicable restrictions.
Committees of our Board of Directors
Our Board of Directors has two standing committees: an Audit Committee and a Remuneration Committee.
Audit Committee
Our Audit Committee oversees our corporate accounting and financial reporting process and assists our Board of Directors in monitoring our financial systems. Our Audit Committee is responsible for, among other things:
•selecting a qualified firm to serve as (i) the independent registered public accounting firm to audit our financial statements and (ii) the U.K. statutory auditors;
•helping to ensure the independence and performance of the independent registered public accounting firm and the U.K. statutory auditors;
•helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm and U.K. statutory auditors, and reviewing, with management, the independent registered public accounting firm and U.K. statutory auditors, our interim and year-end operating results;

•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing and approving, if applicable, in accordance with our related party transaction policy, any proposed transactions with related persons;
•reviewing our policies and practices on risk assessment and risk management, including in respect of cyber security, data privacy and technology and information security;
•obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
•approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm and U.K. statutory auditors.
Our Audit Committee consists of Ms. Dykstra, Ms. Schooler and Mr. Fisher, with Ms. Dykstra serving as chair. Our Board of Directors has affirmatively determined that Mses. Dykstra and Schooler meet the requirements for independence under the listing standards of Nasdaq and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 of the Exchange Act. Mr. Fisher will be permitted to serve on the Audit Committee until September 13, 2024, one year from the date of effectiveness of the registration statement (File No. 333-274120) filed under Rule 10A-3(b)(iv)(A) of the Exchange Act, and pursuant to the phase-in provisions under the listing standards of Nasdaq applicable to new public companies. In addition, our Board of Directors has determined that Ms. Dykstra qualifies as an “audit committee financial expert” as defined by applicable SEC rules. Each member of our Audit Committee is financially literate.
Remuneration Committee
The Remuneration Committee oversees our remuneration policies, plans and benefits programs. The Remuneration Committee is responsible for, among other things:
•reviewing and making recommendations to our Board of Directors related to our remuneration plans and equity-based plans;
•reviewing and making recommendations to our Board of Directors concerning the overall remuneration philosophy, policies and plans of the Company;
•reviewing and making recommendations to our Board of Directors regarding the performance goals and objectives relevant to the remuneration of our CEO;
•evaluating and making recommendations to our Board of Directors regarding the performance of our CEO under the previously established performance criteria, goals and objectives, and evaluating and making recommendations to our Board of Directors regarding total remuneration for our CEO;
•reviewing and making recommendations to our Board of Directors regarding the remuneration to be paid to our non-executive directors;
•reviewing and recommending to our Board of Directors the approval of the directors’ remuneration report, which shall be subject to a shareholder advisory vote at the Company’s annual general meeting each year;
•selecting and retaining a remuneration consultant; and
•such other matters that are specifically delegated to the Remuneration Committee by our Board of Directors from time to time.
The Remuneration Committee consists of Mr. Son, Mr. Fisher, Mr. Sine and Ms. Schooler, with Mr. Son serving as chair.
D.    Employees
Our Employees
We employ a global workforce that spans across 19 countries. As of March 31, 2024, approximately 83% of our 7,096 global employees were engaged in engineering activities delivering products for our partners to schedule and specification as well as driving innovations in our industry. During the fiscal year ended March 31, 2024, we engaged an average of 1,787 temporary employees.
The following table sets forth the number of our employees for each of the past three financial years:

Function	March 31, 2024(1)	March 31, 2023	March 31, 2022
Engineering	5,887	4,753	4,758
Non-Engineering	1,209	1,210	1,571
Geographic Distribution
United Kingdom	3,183	2,785	3,219
United States	1,389	1,157	1,177
India	1,150	848	793
Other	1,374	1,173	1,140
Total Employees	7,096	5,963	6,329
(1) 180 application engineers were reclassified from Non-Engineering to Engineering.
We consider relations with our employees to be good and have never experienced a work stoppage. Our employees in France and Hungary are represented by works councils. We consider our relationship with these works councils to be productive and constructive, and there are currently no ongoing disputes.
E.    Share ownership
For information regarding the share ownership of Directors and Senior Management, refer to “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.” For information regarding our equity incentive plans specific to arrangements involving Directors and Senior Management in the capital of the company, refer to “Item 6. Directors, Senior Management and Employees–B. Compensation.”
F.     Disclosure of a registrant’s action to recover erroneously awarded compensation
Pursuant to Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608, on November 15, 2023, the Company adopted a Clawback Policy providing that the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation from any “Executive Officer” (as such term is defined in Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
A copy of our Clawback Policy is filed as Exhibit 97.1 hereto.
During the fiscal year ended March 31, 2024, the Company was not required to recoup any compensation awarded under the Clawback Policy.
Item 7.    Major Shareholders and Related Party Transactions
A.    Major shareholders
Register of members
We are required by the Companies Act to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in the register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar, Computershare Investor Services Plc.

Holders of the ADSs will not be treated as our shareholders and their names will therefore not be entered in our register of members. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying the ADSs. Pursuant to the terms of the deposit agreement, holders of the ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on the ADSs and ADS holder rights, see Description of Securities in Exhibit 2.3 to this Annual Report.
Principal Shareholders
The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of May 15, 2024, by:
•each beneficial owner of 5% or more of our outstanding ordinary shares;
•each of our Directors and Senior Management; and
•all of our Directors and Senior Management as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares.
The percentage of ordinary shares beneficially owned as of May 15, 2024 is based on 1,047,835,240 ordinary shares outstanding.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The principal shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.
Except as otherwise indicated in the table below, addresses of the Directors, Senior Management and named beneficial owners are care of Arm Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom. As of May 15, 2024, to our knowledge, there are no U.S. record holders of our issued and outstanding ordinary shares.

Ordinary Shares Beneficially Owned
Name of Beneficial Shareholder	Number	Percent
5% Shareholders:
SoftBank Group Corp.(1)	922,733,999	88%	(2)

Senior Management and Directors:
Masayoshi Son(1)	—	—%
Ronald D. Fisher	*	*
Jeffrey A. Sine	*	*
Karen E. Dykstra	*	*
Anthony Michael Fadell	*	*
Rosemary Schooler	*	*
Paul E. Jacobs, PhD	*	*
Rene Haas	*	*
Jason Child	*	*
Kirsty Gill	*	*
Spencer Collins	*	*
Richard Grisenthwaite	*	*
Will Abbey	*	*
All Senior Management and Directors as a group (13 individuals)	*	*
*Represents beneficial ownership of less than 1% of the outstanding ordinary shares. Accordingly, pursuant to the Instructions to Item 6.E of Form 20-F, the individual’s beneficial ownership has been omitted.
(1)Represents shares held of record by Kronos II LLC, an indirect wholly-owned subsidiary of SoftBank Group. 769,029,000 of our ordinary shares that are beneficially owned by SoftBank Group, representing a 73.4% equity interest in us, were pledged as security under the SoftBank Group Facility. Masayoshi Son, who is a Director and the Chairman of our Board of Directors, is Representative Director, Corporate Officer, Chairman and CEO of SoftBank Group. Mr. Son disclaims beneficial ownership of these shares. The address for SoftBank Group is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan.
(2)Excludes one ordinary share beneficially owned by SoftBank Vision Fund, a subsidiary of SoftBank Group. SoftBank Group may be deemed to have beneficial ownership of such ordinary share. SoftBank Group disclaims any such beneficial ownership.
Controlled Company

We are currently controlled by SoftBank Group. As of May 15, 2024, SoftBank Group beneficially owns approximately 88.1% of our total issued and outstanding share capital and thus a majority of the total voting power of our ordinary shares. See ““Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer.”
In addition, certain subsidiaries of SoftBank Group have entered into a margin loan facility secured by our ordinary shares, which we refer to as the SoftBank Group Facility. The SoftBank Group Facility is initially secured by a pledge of 769,029,000 of our ordinary shares representing a 73.4% equity interest in us. In the case of non-payment at maturity or another event of default, the providers of the SoftBank Group Facility may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. The foreclosure on our shares that are initially pledged as collateral for the SoftBank Group Facility could cause a change of control of us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—SoftBank Group has engaged, and may in the future engage, in financing transactions whereby our shares are pledged as security.”

B.    Related Party Transactions
In addition to the Director and Senior Management remuneration and indemnification arrangements discussed in “Item 6. Directors, Senior Management and Employees—B. Compensation,” this section describes transactions or loans, since April 1, 2021, between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. We refer to the entities and persons described in (a) through (e) above as “related parties.”
Transactions with SoftBank
Shareholder Governance Agreement
In connection with the IPO, we entered into the Shareholder Governance Agreement with SoftBank Group, which governs certain aspects of the relationship between us and SoftBank Group, including matters related to pre-emptive rights, rights related to the composition of our Board of Directors and its committees, registration rights, rights related to related party transactions, information and other rights, consultation rights and a consent right, among other matters, including during periods in which SoftBank Group beneficially owns less than a majority of our outstanding ordinary shares. The form of the Shareholder Governance Agreement is attached as an exhibit to this Annual Report.
Pre-emptive Rights
Pursuant to the Shareholder Governance Agreement, if we propose to allot or issue any ordinary or preferred shares or options, warrants or other securities convertible into or exercisable for ordinary or preferred shares (including ADSs) (other than (i) pursuant to an offer made to all ordinary shareholders on the same terms; or (ii) in connection with any incentive plan or share scheme otherwise approved by SoftBank Group to the extent such approval is required under the Shareholder Governance Agreement), SoftBank Group and its controlled affiliates shall be entitled (but not obligated) to subscribe for a number of the securities we propose to allot or issue that will enable SoftBank Group and its controlled affiliates to maintain their proportional legal and economic interests in our share capital prior to such allotment or issuance.
Rights Related to Our Board of Directors
Pursuant to the Shareholder Governance Agreement, SoftBank Group will have the right to designate a certain number of candidates for election to our Board of Directors based on the level of its and its affiliates’ ownership of our outstanding ordinary shares, provided that a certain number of such candidates must be “independent” under law or stock exchange rules applicable to our directors at the time of such nomination. SoftBank Group’s designation rights are as follows:

Ownership of our outstanding ordinary shares:	Number of SoftBank Group candidates for election to our Board of Directors:	Number of SoftBank Group candidates that must be independent:
Greater than 70%	7	3
Less than or equal to 70% and greater than 60%	6	2
Less than or equal to 60% and greater than 50%	5	1
Less than or equal to 50% and greater than 40%	4	0
Less than or equal to 40% and greater than 30%	3	0
Less than or equal to 30% and greater than 20%	2	0
Less than or equal to 20% and greater than 5%	1	0

SoftBank Group’s rights to designate candidates for election to our Board of Directors are based on an eight-member board, including our CEO and, pursuant to the Shareholder Governance Agreement, will be modified ratably to reflect any change in the number of directors on our Board of Directors.
Additionally, for so long as SoftBank Group and its controlled affiliates own more than 70% of our outstanding ordinary shares, SoftBank Group will have the right to increase the size of our Board of Directors to nine directors and appoint a director, who need not be independent, to the board to fill the newly created vacancy. If such right is exercised, SoftBank Group will have the right to nominate up to eight candidates for election to our Board of Directors for as long as it and its controlled affiliates hold more than 70% of our outstanding ordinary shares.
Our Board of Directors will make determinations with respect to each director’s independence. To the extent SoftBank Group nominates a director as an independent director that our Board of Directors, upon advice of counsel, determines does not meet the applicable independence standards, SoftBank Group will be required to propose a new nominee.
The Shareholder Governance Agreement also provides SoftBank Group with proportional rights to representation on the committees of our Board of Directors, subject to applicable restrictions.
Registration Rights
Pursuant to the Shareholder Governance Agreement, we will provide SoftBank Group with certain registration rights that will obligate us to register the resale of Registrable Securities owned by SoftBank Group after the completion of the IPO, provided that we will not be obligated to effect a registration, offer or sale when restricted from doing so under an applicable lock-up entered into in connection with a registered offering of our ordinary shares or securities convertible into or exchangeable for ordinary shares (including ADSs) (provided further that such restriction will not exceed 180 days after the date of pricing of the IPO or 60 days after any other public offering). At the request of SoftBank Group, we will use our commercially reasonable efforts to register the resale of Registrable Securities owned by SoftBank Group or certain of its affiliates after the closing of the IPO, or subsequently acquired, for public sale under the Securities Act on a registration statement on Form F-1, or a short-form registration statement on Form F-3 if we are then eligible to use such form to register the resale of Registrable Securities on SoftBank Group’s behalf. There are no limitations on the total number of times that SoftBank Group may request such registration, but SoftBank Group will not be permitted to request such registration more than three times in any rolling 12-month period.
In addition, SoftBank Group or its relevant affiliates may require us to file and maintain the effectiveness of a short-form registration statement on Form F-3 after we are eligible to use that form to register the resale of Registrable Securities on SoftBank Group’s or the relevant affiliates’ behalf. In the event that SoftBank Group requests registration in connection with registered underwritten offerings, SoftBank Group will retain the right to designate the underwriters for such offerings.
We will also provide SoftBank Group with “piggyback” registration rights that will entitle SoftBank Group or its relevant affiliates to include its Registrable Securities in future registrations effected by us of our securities under the Securities Act. There is no limit on the number of these “piggyback” registrations that SoftBank Group may request. SoftBank Group’s “piggyback” rights will be subject to cutbacks on the number of Registrable Securities that SoftBank Group may include in registrations effected by us in connection with underwritten offerings, subject to the good faith determination by the managing underwriters for such offerings that the number of Registrable Securities to be offered by us and SoftBank Group exceeds the number of Registrable Securities that can reasonably be sold in the offering.
We also have agreed to cooperate in these registrations and certain other financing transactions. All expenses payable in connection with such registrations will be paid by us, except that SoftBank Group will pay all of its own internal administrative and similar costs, the fees and disbursements of its counsel and underwriting discounts and commissions applicable to the sale of its Registrable Securities.
The Shareholder Governance Agreement will contain customary indemnification and contribution provisions by us for the benefit of SoftBank Group and, in limited situations, by SoftBank Group for the benefit of us with respect to the information provided by SoftBank Group for inclusion in any registration statement, prospectus or related document.

Rights Related to Related Party Transactions
Pursuant to our related party transactions policy, material related party transactions must be reviewed and approved or ratified by the audit committee of our Board of Directors. The Shareholder Governance Agreement further provides, however, that, so long as SoftBank Group is considered a “related party” under our related party transactions policy, all transactions with SoftBank Group and its affiliates that would otherwise be subject to the related party transactions policy will be presented to the audit committee of our Board of Directors, and the following process will apply to transactions with SoftBank Group and its affiliates:
•transactions or arrangements existing as of the date of the Shareholder Governance Agreement and disclosed in the IPO Prospectus will be exempt from the review and approval or ratification requirements of our related party transactions policy; provided that extensions and material amendments thereof will require review and/or approval or ratification to the same extent as other related party transactions;
•if the audit committee of our Board of Directors determines that a particular transaction will be conducted in the ordinary course of our business upon terms generally available to third parties, such transaction will be exempt from the approval and ratification requirements of our related party transactions policy unless such transaction, or series of related transactions, has a value of over $20 million, in which case such transaction will be presented to the Board of Directors for review and approval or ratification; and
•if the audit committee of our Board of Directors determines that a particular proposed transaction is to be conducted on an arm’s-length basis or upon terms generally available to third parties, such transaction will be exempt from the approval and ratification requirements of our related party transactions policy, provided that such transaction will be presented to our full Board of Directors for review and approval or ratification.
•if the audit committee of our Board of Directors determines that a particular transaction does not meet the criteria in the preceding bullets, such transaction will require review and/or approval or ratification to the same extent as other related party transactions.
If one or more directors on the audit committee of our Board of Directors do not qualify as independent, determinations required to be made by the audit committee in accordance with the foregoing will be made by those directors on the audit committee which qualify as independent.
Information and Other Rights
The Shareholder Governance Agreement also provides, among other things, that, for so long as SoftBank Group consolidates us for the purposes of its consolidated financial statements or accounts for its investment in us under the equity method:
•to the extent permitted by applicable law, we will in a timely manner provide SoftBank Group with information and data relating to our business and financial results so as to enable SoftBank Group and its controlled affiliates to satisfy their respective ongoing financial reporting, audit and other legal and regulatory requirements;
•to the extent permitted by applicable law, we will in a timely manner provide SoftBank Group with access to our auditors, personnel, data, information and systems, in each case in the same manner as we do immediately prior to the date of our listing on Nasdaq and on or prior to any reasonable deadline set by SoftBank Group for receipt of such information, data or access;
•to the extent permitted by applicable law, we will consult with SoftBank Group in a timely manner (i) prior to the disclosure and filing of our annual and quarterly earnings information and related periodic reports and (ii) prior to the disclosure of any information that may reasonably be considered material to SoftBank Group or in which SoftBank Group is named, in each case taking into account all of SoftBank Group’s reasonable comments or advice prior to the filing thereof;
•we will inform SoftBank Group promptly of any events or developments that might reasonably be expected to materially affect our financial results; and
•certain of our executive officers and employees will provide quarterly certifications regarding our disclosure controls and procedures and internal control over financial reporting, as reasonably requested by SoftBank Group in a timely manner.

We have also agreed to provide SoftBank Group with such information as SoftBank Group may reasonably require to facilitate the compliance by SoftBank Group and its controlled affiliates with their respective global legal, regulatory and tax obligations in a timely manner.
SoftBank Group Consultation Rights
For so long as we are a consolidated subsidiary of SoftBank Group, if we propose to (i) change our independent auditor to a firm outside of the professional services networks commonly referred to as the “Big Four accounting firms” or (ii) make any material changes in our accounting policies applicable to our financial statements prepared under International Financial Reporting Standards, the Shareholder Governance Agreement requires us to provide SoftBank Group with prior written notice of such proposed changes, consult with SoftBank Group in good faith regarding the rationale for such proposed changes, and use our reasonable endeavors to resolve any disagreement and obtain SoftBank Group’s consent to such proposed changes.
In the event SoftBank Group has not responded within 30 calendar days of being notified of such proposed changes after good faith consultation by us, then we may adopt such changes upon a determination by our Board of Directors that such changes are in the best interests of us and our shareholders.
SoftBank Group Consent Right
In addition to statutory rights under English law, until the later of (i) the time at which SoftBank Group and its controlled affiliates cease to own at least a majority of our ordinary shares and (ii) the time at which we cease to be a consolidated subsidiary of SoftBank Group, the Shareholder Governance Agreement provides that SoftBank Group shall have a consent right with respect to any decision by us to adopt any incentive plan or share scheme or expansion of an existing plan or scheme (including our Omnibus Incentive Plan), in each case, unless the maximum number of ordinary shares over which rights may be issued does not exceed 5% of our issued share capital at the time of adoption or expansion of such plan or scheme. Such consent right does not apply to any incentive plan or share scheme in place at the time of completion of the IPO.
Consulting Agreement
We are party to a consulting agreement with SoftBank Group pursuant to which we provide to SoftBank Group and its affiliates certain technical consultancy and advisory services relating to potential transactions, strategic partnerships, licensing agreements, commercial arrangements or other arrangements involving SoftBank Group or its affiliates. We are not entitled to any fees for the consulting and advisory services provided, other than the reimbursement of certain expenses incurred in connection with providing such services. In connection with the performance of services under the consulting agreement or otherwise, we may enter into strategic partnerships, licensing agreements or other commercial arrangements involving businesses or other assets owned by SoftBank Group or its affiliates, business or assets in which SoftBank Group or its affiliates have a controlling interest, or businesses with which SoftBank Group or its affiliates have a commercial arrangement or partnership.
Prior SoftBank Group Facility
In March 2022, certain subsidiaries of SoftBank Group entered into a term loan facility (the “Prior SoftBank Group Facility”) with certain lenders, which was amended and upsized in June 2022, pursuant to which a subsidiary of SoftBank Group borrowed $8.5 billion. A subsidiary of SoftBank Group pledged substantially all of our total issued and outstanding share capital, as security for the Prior SoftBank Group Facility.
In connection with the Prior SoftBank Group Facility, in March 2022, we entered into a Springing Guarantee and Indemnity with J.P. Morgan SE, as facility agent, pursuant to which we agreed to, upon the occurrence of certain triggering events, provide a guarantee to the lenders for amounts borrowed under the Prior SoftBank Group Facility. No triggering events under the Springing Guarantee and Indemnity occurred, and we were not required to provide such guarantee. SoftBank Group repaid the term loan facility prior to the consummation of the IPO and our springing guarantee and indemnity was terminated in connection with such repayment.

SoftBank Group Facility
On August 19, 2023, certain subsidiaries of SoftBank Group entered into the SoftBank Group Facility, pursuant to which a subsidiary of SoftBank Group borrowed $8.5 billion either following, or substantially concurrently with, the closing of the IPO, at which time the Prior SoftBank Group Facility was repaid in full.
The SoftBank Group Facility is secured by a pledge of 769,029,000 of our ordinary shares representing 73.4% equity interest in us as of May 15, 2024.
In connection with the SoftBank Group Facility, we entered into certain customary undertakings for the benefit of the lenders to facilitate the pledge of the ordinary shares securing the SoftBank Group Facility and we have agreed to facilitate the foreclosure upon the pledge following an event of default thereunder.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—SoftBank Group’s interests may conflict with our own interests and those of holders of our ADSs” in this Annual Report.
Other Transactions with SoftBank Group
Following a strategic decision in 2021 to place greater focus on our core technology licensing business, we decided to distribute or sell certain components of our IoT business to subsidiaries of SoftBank Group. In June 2021, we distributed all of the equity interests in Treasure Data to our shareholders, and in November 2021, we sold IoTP to SoftBank Group Capital Limited. Treasure Data’s and IoTP’s net assets upon distribution and sale were approximately $44 million and $12 million, respectively.
Prior to the distribution of Treasure Data, a member of SoftBank Group made a $50 million loan to Treasure Data. This loan accrued interest at a rate of 2.0% per annum. The loan balance, including accrued interest, was included in the distribution of Treasure Data to Arm Limited’s shareholders.
In June 2023, we entered into a subscription letter with a subsidiary of SoftBank Vision Fund and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, we and the subsidiary of SoftBank Vision Fund each invested $10 million in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividend, distribution and voting rights. The preference shares have 1x non-participating liquidation preference. The preference shares are freely transferable other than to competitors of Kigen. Following the consummation of the subscription, we and the subsidiary of SoftBank Vision Fund owned approximately 12% and 76% of the fully diluted shares outstanding, respectively. Kigen is engaged in the business of physical sim, eSim and iSim authentication. We executed this investment due to the potential of Kigen’s product lines to complement our IoT strategy.
Transactions with Directors
Jeffrey A. Sine
Mr. Sine is a Co-Founder and Partner of The Raine Group LLC. In connection with the IPO, Raine Securities LLC, a subsidiary of The Raine Group LLC, performed certain initial public offering advisory services on our behalf. See Note 21 - Related Party Transactions for further details.
Furthermore, Mr. Sine, The Raine Group LLC and its affiliated entities engage in transactions with SoftBank Group, SoftBank Vision Fund, and their respective management and affiliates. Certain of these transactions have involved SoftBank Group’s investment in us. Other such transactions include a broad range of advisory services performed on behalf of SoftBank Group and its affiliates. In addition, SoftBank Group retains an indirect minority ownership stake in The Raine Group LLC and is an investor in certain investment funds managed by Raine Capital LLC, a subsidiary of The Raine Group LLC.

Transactions with Associates
Arm China
On March 28, 2022, we sold our entire equity interest in Arm China to another subsidiary of SoftBank Group, Acetone Limited, for consideration of approximately $930 million. The consideration was exchanged for a promissory note equal to 90% of the consideration and shares in Acetone Limited equal to the remaining 10% of the consideration. On the same date, the promissory note receivable was distributed to our shareholders. Following the distribution and in satisfaction of the balance of the consideration left outstanding, Acetone Limited issued new shares to Arm Limited such that the obligation of Acetone Limited in respect of the payment of the consideration left outstanding was satisfied fully and extinguished.
As of the date of this Annual Report, approximately 48% of the equity interest in Arm China is owned by Acetone Limited, which is controlled by SoftBank Group and in which we own a 10% non-voting interest, approximately 35% is indirectly owned by HOPU Investment Management Company, and approximately 17% is directly and indirectly owned by other Chinese parties. Our 10% non-voting interest in Acetone Limited represents an approximate 4.8% indirect ownership interest in Arm China.
We are party to the IPLA with Arm China, under which Arm China licenses certain of our IP from us that Arm China in turn sublicenses to its PRC customers. Prior to the entry into this arrangement, Arm China’s results were consolidated in our financial statements; however, as a result of the transaction described above, Arm China’s results will no longer be consolidated in our financial statements. Under the IPLA with Arm China, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us.
For the fiscal years ended March 31, 2024, 2023 and 2022, revenues attributable to our relationship with Arm China were approximately 21%, 24% and 18% of our total revenue, respectively.
In addition, under the IPLA with Arm China, we are contractually obligated to indemnify both Arm China and its PRC customers that sublicense our IP in the event either Arm China or such customers incur damages or costs in lawsuits, administrative proceedings or similar actions based upon a claim that our IP infringes the IP of a third party.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend on our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.”
Other Transactions
In the ordinary course, Arm entities enter into transactions with counterparties affiliated with the Company’s indirect shareholders on an arms’ length basis, including SoftBank Corp. and its affiliates.
Related Party Transaction Policy
Prior to the completion of the IPO in September 2023, we adopted a related party transaction policy. Our related party transaction policy will set forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. For purposes of our policy only, a related party transaction is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) between us or any of our subsidiaries and any related party. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy.
Subject to the provisions of the Shareholder Governance Agreement applicable to transactions with SoftBank Group and its affiliates described below, under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, the related party transaction must be approved or ratified by the audit committee of our Board of Directors. In reviewing any such transaction, our audit committee will consider, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. With respect to transactions with SoftBank Group and its affiliates, for so long as the corresponding provisions in the Shareholder Governance Agreement remain in effect, the audit committee will not be required to approve (i) transactions or arrangements existing as of the date of the Shareholder Governance Agreement and disclosed in the IPO Prospectus; provided that extensions and material amendments thereof will require review and/or approval or ratification to the same extent as other related party transactions; (ii) transactions that the audit committee determines will be conducted in the ordinary course of our business and upon terms generally available to third parties unless the applicable transaction or series of related transactions has a value over $20 million, in which case our Board of Directors must review and approve or ratify the transaction; and (iii) transactions that the audit committee determines are at arm’s length or upon terms generally available to third parties, in which case our Board of Directors must review and approve or ratify the transaction. Transactions not meeting the criteria of clauses (i), (ii) or (iii) above will require review and/or approval or ratification to the same extent as other related party transactions. Under the policy, if the audit committee is not fully independent, determinations regarding transactions with SoftBank Group and its affiliates will be made by only the independent directors of the audit committee. See “—Transactions with SoftBank Group—Shareholder Governance Agreement—Rights Related to Related Party Transactions.” Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any material transaction or relationship that may give rise to a conflict of interest.
C.    Interests of experts and counsel
Not applicable.

Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information.
Legal Proceedings
From time to time, we are involved in various legal, administrative, and regulatory proceedings, claims, demands and investigations relating to our business, which may include claims with respect to commercial, product liability, IP, cybersecurity, privacy, data protection, antitrust, breach of contract, labor and employment, whistleblower, mergers and acquisitions and other matters. In addition, under our customer agreements, we agree in some cases to indemnify our customers if a third party files a claim in court or another venue asserting that our products infringe such third party’s IP rights. Although we do not agree to indemnify our customers’ end customers, such end customers may be subject to infringement claims and may initiate claims against us as a result. We are currently involved in pending litigation, including, but not limited to, litigation proceedings with Qualcomm and Nuvia. See “Risk Factors—Risks Relating to Our Business and Industry—We are currently involved in pending litigation.” In addition, our products are involved in pending litigation to which we are not a party. We cannot provide you any assurances regarding how any such litigation will be resolved, what benefits we will obtain or what losses we might incur. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors—Risks Relating to Our Business and Industry—We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.”
Dividend Policy
We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares or ADSs. The declaration and payment of any future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our Board of Directors may deem relevant. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Ownership of Our Securities—Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”
Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (as determined on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. In addition, as a public limited company in England, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Arm Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Arm Holdings plc and subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue Recognition for Material Long-Term Revenue Arrangements - Refer to Notes 1 and 4 to the Consolidated Financial Statements
Critical Audit Matter Description
The Company routinely enters into material long-term revenue arrangements that involve multiple performance obligations consisting of products and services such as intellectual property licenses, early access rights, software licenses, support, training, professional and design services, and non-standard performance obligations that may be contract or customer specific. Determining the appropriate revenue recognition for these material long-term revenue arrangements involves significant judgments made by management, including the identification of performance obligations and the portion of the transaction price that should be allocated to those performance obligations, both of which impact the amount and timing of revenue recognition.

Specifically, judgments were required when identifying the performance obligations in a given contract. In material long-term contracts, this is due to the inclusion of complex terms and conditions that may entitle the customer to non-standard products and services, as well as products and services that may be available in future periods or are otherwise implied based on forward looking and historical information. Judgments were likewise required in determining the standalone selling price of certain performance obligations and allocating the transaction price thereto. This is due to a lack of observable standalone selling prices for the Company’s products and services as well as the inclusion of non-standard offerings for which the standalone selling price must be estimated. Accordingly, performing audit procedures related to material long-term revenue contracts required a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals in our firm having expertise in revenue recognition.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s evaluation regarding identification of the performance obligation and the allocation of the transaction price included the following, among others:
For those material long-term revenue contracts with customers, we:
•Obtained and read the contract, including master agreements, amendments, purchase and sales order agreements, and related contracts.
•Consulted with revenue recognition specialist on complex technical accounting matters.
•Requested and obtained responses to confirmation requests regarding the completeness of contract terms directly from the Company’s customers. If a response was not received, we performed alternative procedures including obtaining sales certifications to ensure no additional agreements existed.
•Evaluated management’s identification of performance obligations by performing the following:
•Comparing the products and services identified in the contract to the performance obligations identified by management.
•Obtaining an understanding of the Company’s products and services, including product roadmaps and other marketing materials.
•For any purchase options, obtaining and evaluating management’s material right analysis.
•As needed, inquiring of the Company's operational personnel to understand the nature of the contract, its business purpose, and identified performance obligations.
•We assessed the allocation of the transaction price to performance obligations by performing the following:
•Evaluated the reasonableness of the Company’s methodologies and inputs used to establish estimated standalone selling prices by obtaining an understanding of the nature of the products and services and testing the underlying data.
•Compared the transaction price determined by management to the transaction price in the customer contracts.
•Reperformed the allocation of the transaction price to each performance obligation to test the accuracy of management’s allocation of transaction price to performance obligations by:
•Tracing and agreeing observable standalone selling prices to the supporting analyses, and
•Recalculating the allocation using a combination of methods when the residual approach is used.

/s/ Deloitte & Touche LLP
San Jose, California
May 29, 2024
We have served as the Company’s auditor since 2022.

Arm Holdings plc
Consolidated Income Statements
(in millions, except share and per share amounts)

	Fiscal Year Ended March 31,
	2024	2023	2022
Revenue:
Revenue from external customers	$2,509	$2,025	$2,219
Revenue from related parties	724	654	484
Total revenue	3,233	2,679	2,703
Cost of sales	(154)	(106)	(131)
Gross profit	3,079	2,573	2,572
Operating expenses:
Research and development	(1,979)	(1,133)	(995)
Selling, general and administrative	(983)	(762)	(897)
Impairment of long-lived assets	—	—	(21)
Disposal, restructuring and other operating expenses, net	(6)	(7)	(26)
Total operating expense	(2,968)	(1,902)	(1,939)
Operating income (loss)	111	671	633
Income (loss) from equity investments, net	(20)	(45)	141
Interest income, net	110	42	2
Other non-operating income (loss), net	11	3	10
Income (loss) before income taxes	212	671	786
Income tax benefit (expense)	94	(147)	(110)
Net income (loss) from continuing operations	306	524	676
Discontinued operations (Note 5):
Loss from discontinued operations before income taxes	—	—	(99)
Income tax benefit (expense) from discontinued operations	—	—	(28)
Net loss from discontinued operations	—	—	(127)
Net income (loss)	$306	$524	$549

Net income (loss) per share attributable to ordinary shareholders – basic
Net income from continuing operations	$0.30	$0.51	$0.66
Net loss from discontinued operations	$—	$—	$(0.12)
Net income (loss) per share - basic	$0.30	$0.51	$0.54

Net income (loss) per share attributable to ordinary shareholders – diluted
Net income from continuing operations	$0.29	$0.51	$0.66
Net loss from discontinued operations	$—	$—	$(0.12)
Net income (loss) per share - diluted	$0.29	$0.51	$0.54

Weighted average ordinary shares outstanding
Basic	1,027,443,122	1,025,234,000	1,025,234,000
Diluted	1,044,497,032	1,027,505,008	1,025,234,000
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Comprehensive Income
(in millions)

	Fiscal Year Ended March 31,
	2024	2023	2022
Net income (loss)	$306	$524	$549
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	3	(31)	(31)
Net change of the effective portion of designated cash flow hedges	(8)	8	—
Total comprehensive income (loss)	$301	$501	$518

See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value and share amounts)

	As of March 31,
	2024	2023
Assets:
Current assets:
Cash and cash equivalents	$1,923	$1,554
Short-term investments	1,000	661
Accounts receivable, net (including receivables from related parties of $182 and $402 as of March 31, 2024 and 2023, respectively)	781	999
Contract assets (including contract assets from related parties of $22 and $9 as of March 31, 2024 and 2023, respectively)	336	154
Prepaid expenses and other current assets	157	169
Total current assets	4,197	3,537
Non-current assets:
Property and equipment, net	215	185
Operating lease right-of-use assets	205	206
Equity investments (including investments held at fair value of $573 and $592 as of March 31, 2024 and 2023, respectively)	741	723
Goodwill	1,625	1,620
Intangible assets, net	152	138
Deferred tax assets	282	139
Non-current portion of contract assets	240	116
Other non-current assets	270	202
Total non-current assets	3,730	3,329
Total assets	$7,927	$6,866
Liabilities:
Current liabilities:
Accrued compensation and benefits and share-based compensation	$298	$589
Tax liabilities	147	162
Contract liabilities (including contract liabilities from related parties of $107 and $135 as of March 31, 2024 and 2023, respectively)	198	293
Operating lease liabilities	27	26
Other current liabilities (including payables to related parties of $7 and $17 as of March 31, 2024 and 2023, respectively)	835	293
Total current liabilities	1,505	1,363
Non-current liabilities:
Non-current portion of accrued compensation and share-based compensation	20	152
Deferred tax liabilities	135	262
Non-current portion of contract liabilities	717	807
Non-current portion of operating lease liabilities	194	193
Other non-current liabilities	61	38
Total non-current liabilities	1,127	1,452
Total liabilities	2,632	2,815
Commitments and contingencies (Note 19)

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value and share amounts)

	As of March 31,
	2024	2023
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088,334,144 shares authorized and 1,040,330,497 shares issued and outstanding as of March 31, 2024; and 1,025,234,000 shares authorized, issued and outstanding as of March 31, 2023	2	2
Additional paid-in capital	2,171	1,216
Accumulated other comprehensive income	371	376
Retained earnings	2,751	2,457
Total shareholders’ equity	5,295	4,051
Total liabilities and shareholders’ equity	$7,927	$6,866
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Shareholders’ Equity
(in millions, except share amounts)

	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2021	1,025,234,000	$2	$1,214	$430	$2,404	$4,050
Net income (loss)	—	—	—	—	549	549
Foreign currency translation adjustments, net of tax	—	—	—	(31)	—	(31)
Distribution to ordinary shareholders related to Treasure Data and Arm China	—	—	—	—	(1,020)	(1,020)
Balance as of March 31, 2022	1,025,234,000	2	1,214	399	1,933	3,548
Net income (loss)	—	—	—	—	524	524
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	8	—	8
Foreign currency translation adjustments, net of tax	—	—	—	(31)	—	(31)
Share-based compensation cost	—	—	2	—	—	2
Balance as of March 31, 2023	1,025,234,000	2	1,216	376	2,457	4,051
Net income (loss)	—	—	—	—	306	306
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(8)	—	(8)
Foreign currency translation adjustments, net of tax	—	—	—	3	—	3
Share-based compensation cost	—	—	825	—	—	825
Issuance of vested shares from share-based payment arrangements	17,861,916	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	(2,765,419)	—	(213)	—	—	(213)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of March 31, 2024	1,040,330,497	$2	$2,171	$371	$2,751	$5,295
(1)    Includes $212 million of share-based compensation cost recognized in the fiscal year ended March 31, 2024 for RSU awards previously liability-classified.

See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Cash Flows
(in millions)

	Fiscal Year Ended March 31,
	2024	2023	2022
Cash flows provided by (used for) operating activities:
Net income (loss)	$306	$524	$549
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	162	170	185
Deferred income taxes	(273)	(34)	(76)
(Income) loss from equity investments, net	20	45	(141)
Impairment losses on long-lived assets and loans receivable	—	—	43
Share-based compensation cost	1,037	79	26
Operating lease expense	35	34	41
Other non-cash operating activities, net	(2)	(6)	19
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	218	125	(219)
Contract assets, net (including contract assets from related parties)	(307)	(2)	(158)
Prepaid expenses and other assets	(61)	(1)	(41)
Accrued compensation and benefits and share-based compensation	(292)	(138)	127
Contract liabilities (including contract liabilities from related parties)	(190)	(37)	(51)
Tax liabilities	(30)	35	112
Operating lease liabilities	(28)	(58)	(59)
Other liabilities (including payables to related parties)	495	3	101
Net cash provided by (used for) operating activities	$1,090	$739	$458

Cash flows provided by (used for) investing activities
Purchase of short-term investments	(765)	(1,111)	(750)
Proceeds from maturity of short-term investments	425	1,081	245
Purchases of equity investments	(32)	(15)	(8)
Purchases of intangible assets	(51)	(29)	(41)
Purchases of property and equipment	(92)	(64)	(34)
Other investing activities, net, including investments in convertible loans	(1)	—	(31)
Net cash provided by (used for) investing activities	$(516)	$(138)	$(619)

Cash flows provided by (used for) financing activities
Cash transfers associated with distribution and sale of Treasure Data and IoTP, respectively	—	—	(43)
Payment of intangible asset obligations	(40)	(40)	(37)
Proceeds from short-term debt borrowing	—	—	50
Other financing activities, net	(10)	(2)	(2)
Payment of withholding tax on vested shares	(158)	—	—
Net cash provided by (used for) financing activities	$(208)	$(42)	$(32)

Effect of foreign exchange rate changes on cash and cash equivalents	3	(9)	(17)
Net increase (decrease) in cash and cash equivalents	369	550	(210)
Cash and cash equivalents at the beginning of the period	1,554	1,004	1,214
Cash and cash equivalents at the end of the period	$1,923	$1,554	$1,004

Arm Holdings plc
Consolidated Statements of Cash Flows
(in millions)

	Fiscal Year Ended March 31,
	2024	2023	2022
Supplemental disclosure of cash flow information:
Cash payments for income taxes	$(188)	$(159)	$(141)
Cash refunds from income taxes	$1	$2	$52
Cash payments for interest	$—	$—	$(1)

Non-cash operating, investing and financing activities:
Non-cash distributions associated with Arm China and Treasure Data	$—	$—	$(980)
Non-cash additions in property and equipment	$15	$11	$—
Non-cash additions in intangible assets	$53	$—	$—
Non-cash additions in operating lease right-of-use assets	$27	$16	$—
Non-cash additions of operating lease liabilities	$27	$16	$—
Non-cash additions to equity investments from conversion of certain receivables	$9	$18	$—
Non-cash distributions to shareholders	$12	$—	$—
Non-cash withholding tax on vested shares	$55	$—	$—
Non-cash reclassification of share-based compensation costs	$343	$—	$—

See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Notes to Consolidated Financial Statements

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (the “Company” and also referred to as “we,” “our” or “us”) are a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems intellectual property (“IP”), graphics processing units, physical IP and associated systems IP, software, tools and other related services.
Corporate Reorganization
In September 2023, the Company completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing the Company’s corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, the historical consolidated financial statements of the Company were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.
Initial Public Offering
The registration statement on Form F-1 relating to the Company’s initial public offering (“IPO”) was declared effective on September 13, 2023 and the Company’s American depository shares (“ADSs”), each representing one ordinary share of the Company, began trading on the Nasdaq Global Select Market under the ticker symbol “ARM” on September 14, 2023. On September 18, 2023, the Company completed the closing of its IPO. The Company’s controlling shareholder sold an aggregate of 102,500,000 ADSs in the IPO at a price of $51 per ADS, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments. The Company did not receive any proceeds from the sale of the ADSs in the IPO.
Upon completion of the IPO, the Company recognized incremental and accelerated share-based compensation expense for which service-based vesting conditions were satisfied or partially satisfied as of September 13, 2023. See Note 16 - Share-based Compensation for further details.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company’s fiscal year ends on March 31st.
Principles of Consolidation
The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and the Arm Employee Benefit Trust (the “EBT”). All intercompany balances and transactions have been eliminated in consolidation.
The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.

Arm Holdings plc
Notes to Consolidated Financial Statements
Foreign Currency
The accompanying consolidated financial statements are presented in U.S. dollar (“USD”), which is the Company’s functional and reporting currency. For most of the Company’s international operations, the local currency has been determined to be the functional currency of the respective entity.
For transactions entered into in a currency other than its functional currency, monetary assets and liabilities are remeasured into the functional currency at end-of-period exchange rates. Non-monetary assets and liabilities, along with equity are remeasured at historical exchange rates. Income and expenses are remeasured at exchange rates in effect during each period, except for those expenses related to non-monetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in other non-operating income (loss), net in the Consolidated Income Statements.
The Company translates functional currency assets and liabilities to their USD equivalents at exchange rates in effect as of the balance sheet date and income and expense amounts at average exchange rates for the period. The USD effects that arise from changing translation rates are recorded in foreign currency translation adjustments on the Consolidated Statements of Comprehensive Income.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for expected credit losses, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Actual results could differ materially from the Company’s estimates.
Concentrations of Credit Risk
Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, short-term investments, derivative financial instruments and accounts receivable. The Company’s maximum exposure to credit risk is limited to the carrying amount of these assets. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company further manages its credit risk on liquid funds and derivative financial instruments through diversification of investment type and credit exposures. For accounts receivable, the credit risk is managed through the use of mitigating controls, including the use of credit checks and credit limits on customers. For financial assets (other than accounts receivable), the Company holds positions with an approved list of investment-grade rated counterparties and monitors the exposures and counterparty credit risk on a regular basis. The Company establishes reserves for potential credit losses and such losses have been within Management’s expectations. Credit losses are monitored on a regular basis and have not been material in any year presented.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, short-term deposits and money market funds with original maturities of three months or less that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value. Cash and cash equivalents are stated at cost, which approximates fair value because the short-term maturity of those instruments.

Arm Holdings plc
Notes to Consolidated Financial Statements
Short-term Investments
Short-term investments represent term deposits with banks with a maturity between three and 12 months. These investments are classified as held-to-maturity as the Company has the intent and ability to hold the investments to maturity. These investments are recorded at amortized cost, net of expected credit losses. Amortization of premiums or accretion of discounts are included in interest income, net in the Consolidated Income Statements.
Equity Investments
The Company regularly invests in equity securities of public and private companies to promote business and strategic objectives. Equity investments are measured and recorded as follows:
•Non-marketable equity securities are equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence. Non-marketable equity securities are recorded on the income statement either at fair value on a recurring basis with changes in fair value, whether realized or unrealized; or by election, measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.
•Equity method investments are equity securities in investees in which the Company does not control but has the ability to exercise significant influence. Investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor are also accounted for using the equity method when the Company has more than virtually no influence (i.e., at least 3% to 5% ownership). The Company has elected to account for certain equity method investments under the fair value option. These investments are recorded at fair value with changes in fair value recorded on the income statement. Where the Company has not elected the fair value option, equity method investments are recorded at cost minus impairment, if any, plus or minus the Company’s share of the equity method investees’ income or loss recorded on the income statement.
For certain non-marketable equity securities and equity method investments, the Company has elected to apply the net asset value (“NAV”) practical expedient, where NAV is the estimated fair value of the investments. For these securities estimated fair values are determined based on the indicated market values of the underlying assets or investment portfolios. Income statement activity for all equity investments is recorded in income from equity investments, net on the Consolidated Income Statements.
The carrying values of non-marketable equity securities under the measurement alternative are adjusted for qualifying observable price changes resulting from the issuance of similar or identical securities in an orderly transaction by the same issuer. Determining whether an observed transaction is similar to a security within the Company’s portfolio requires judgment based on the rights and preferences of the securities. Recording upward and downward adjustments to the carrying values of equity securities as a result of observable price changes requires quantitative assessments of the fair values of the Company’s equity securities using various valuation methodologies and involves the use of estimates.
Non-marketable equity securities under the measurement alternative and equity method investments not measured under the fair value option (collectively referred to as “non-marketable equity securities”) are also subject to periodic impairment analysis. The quarterly impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Qualitative factors considered include the investee’s financial condition and business outlook, industry and sector performance, market for technology, operational and financing cash flow activities, and other relevant events and factors affecting the investee. When indicators of impairment exist, the Company prepares quantitative assessments of the fair value of the non-marketable equity securities using both the market and income approaches, which require judgment and the use of estimates, including discount rates, investee revenue and costs, and comparable market data of private and public companies, among others.
Non-marketable equity securities under the measurement alternative are tested for impairment using a qualitative model similar to the model used to test goodwill and other long-lived assets for impairment. Upon determining an impairment may exist, the security’s fair value is calculated and compared to its carrying value and an impairment is recognized immediately if the carrying value exceeds fair value.

Arm Holdings plc
Notes to Consolidated Financial Statements
Equity method investments not measured under the fair value option are subject to periodic impairment reviews using the other-than-temporary impairment model, which considers the severity and duration of a decline in fair value below cost and the Company’s ability and intent to hold the investment for a sufficient period of time to allow for recovery.
Loans Receivable
Loans receivable consist of term loans to a related party and other entities. The term loans are recorded at amortized cost, net of allowances for loan losses. The Company maintains an allowance for current expected credit losses to reserve for potentially uncollectible loans receivable. The Company measures interest income for all loans receivable using the interest method, which is based on the effective yield of the loans rather than the stated coupon rate. The Company classifies loans receivable in other non-currents assets on the Consolidated Balance Sheets.
Convertible Loans Receivable
Convertible loans receivable consist of convertible loans to certain entities. The Company has elected to apply the fair value option to account for such convertible loans receivable. Under the fair value option, such convertible loans receivable are measured initially and subsequently at fair value with changes in fair value recorded in other non-operating income (loss), net in the Consolidated Income Statements. Convertible loans receivable are included in other non-current assets on the Consolidated Balance Sheets.
Fair Value Measurement
The Company measures certain assets and liabilities at fair value, either upon initial recognition or for subsequent accounting or reporting. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, as well as assumptions that market participants would use when pricing the asset or liability. When estimating fair value, depending on the nature and complexity of the asset or liability, the Company may use one or all of the following techniques:
•Income approach, which is based on the present value of a future stream of net cash flows.
•Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.
•Cost approach, which is based on the cost to acquire or construct comparable assets, less an allowance for functional and/or economic obsolescence.
Fair value disclosures are classified based on the fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.
Please refer to Note 13 - Fair Value, for further discussion on the Company’s fair value measurements.

Arm Holdings plc
Notes to Consolidated Financial Statements
Business Combinations
The Company uses the acquisition method of accounting for business combinations, which requires separate recognition of assets acquired and liabilities assumed from goodwill, based on their estimated fair values at the time of acquisition. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the fair value of any non-controlling interests in the acquiree over the net of the estimated acquisition date fair values of the assets acquired and liabilities assumed. The estimates and assumptions used in valuing intangible assets include, but are not limited to, the amount and timing of projected future cash flows, discount rate used to determine the present value of these cash flows and the useful lives of the assets. Although the Company’s fair value estimates are based upon assumptions believed to be reasonable, these estimates and assumptions are inherently uncertain and subject to refinement.
As a result, during the measurement period up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of fair values of the purchase price of an acquisition, whichever comes first, any subsequent adjustments are recorded in earnings in the Consolidated Income Statements. Acquisition-related expenses are recognized separately from the business combination and expensed as incurred.
Goodwill
Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill is tested for impairment annually during the fourth fiscal quarter or during interim periods whenever events and circumstances indicate an impairment may have occurred. The identification and measurement of goodwill impairment involves the estimation of fair value at the Company’s reporting unit level, which is the same or one level below the operating segment level. The Company determined it has one reporting unit.
The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.
The Company completed its annual goodwill impairment test in the fourth fiscal quarter of the fiscal year ended March 31, 2024. It was determined, after performing a qualitative review, it was not more-likely-than-not that the fair value of the Company’s single reporting unit was less than its carrying amount. Accordingly, there was no indication of impairment.
Intangible Assets, Net
Intangible assets primarily represent acquired intangible assets including those acquired separately, such as computer software and purchased patents and licenses to use technology, as well as those acquired through business combination such as developed technology and customer relationship assets.
The Company initially records intangible assets acquired in a business combination at their estimated fair value. Intangible assets are reported net of accumulated amortization and any accumulated impairment losses, and are amortized over their estimated useful lives at amortization rates that are proportionate to each asset’s estimated economic benefit.
Amortization of intangible assets is recorded in either cost of sales, research & development or selling, general and administrative expenses in the Consolidated Income Statements depending on the nature of the underlying asset and uses by the Company.

Arm Holdings plc
Notes to Consolidated Financial Statements
The cost of intangible assets is amortized and recorded on the income statement on a straight-line basis over the estimated useful lives of the underlying assets. Useful lives are reviewed each year and adjustments are made, where applicable, on a prospective basis. The estimated useful lives of the Company’s intangible assets are as follows:

Patents and licenses	3 – 11 years
Computer software	3 – 5 years
Developed technology	1 – 8 years
Customer relationships	1 – 6 years
Trade names	4 years
Software Development Costs and Acquired Intangible Software
The Company has not historically capitalized software development costs for software to be sold, leased or otherwise marketed as the time and cost incurred between technological feasibility and product release has been determined to be immaterial. As such, these development costs are generally recognized as incurred in research and development expenses in the Consolidated Income Statements.
The Company capitalizes certain development costs related to software acquired, developed or modified for internal use, along with certain costs incurred in connection with the implementation of internal use software. Costs related to certain application development activities are subject to capitalization. Costs related to preliminary project and post implementation activities are expensed as incurred. Amortization begins once the software is ready for its intended use, and amortization expense is generally recognized on a straight-line basis over the software’s estimated useful life between three and five years.
Capitalized costs related to internal use software, net of accumulated amortization, are included in intangible assets, net on the Consolidated Balance Sheets and amortization expense is recognized in selling, general & administrative expenses in the Consolidated Income Statements.
Property and Equipment, Net
Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Cost comprises expenditures directly attributable to the purchase of the asset. Assets are depreciated to their estimated residual value, on a straight-line basis, over the estimated useful life of the underlying asset. Estimated useful lives and residual values are reviewed at each reporting date. Depreciation on property and equipment is recorded in cost of sales, research and development or selling, general & administrative expenses in the Consolidated Income Statements depending on the nature of the underlying asset and uses by the Company.
Estimated useful lives of the Company’s property and equipment are as follows:

Buildings	25 years
Leasehold improvements	Shorter of 5 – 10 years or the remaining lease term
Equipment	3 – 6 years
Fixtures and motor vehicles	3 – 5 years
An item of property or equipment is written off either upon disposal or when there is no expected future economic benefit from its continued use. Gain or loss on derecognition of the asset (calculated as the difference between the net disposal

Arm Holdings plc
Notes to Consolidated Financial Statements
proceeds and the carrying value of the asset) is included in the Consolidated Income Statements in the year the asset is derecognized.
Impairment of Long-lived Assets Other than Goodwill
The Company reviews long-lived assets other than goodwill for impairment when facts or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value. Fair value is determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Impairment losses are recorded in impairment of long-lived assets in the Consolidated Income Statements.
Leases
The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. The Company recognizes right-of-use assets and operating lease liabilities for lessee operating leases other than those with a term of 12 months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments over the lease term.
Operating lease right-of-use assets and lease liabilities are measured at the lease commencement date based on the present value of the remaining lease payments over the lease term, discounted using the Company’s incremental borrowing rate, which approximates the interest rate at which the Company could borrow on a collateralized basis with similar terms and payments and in similar economic environments. Operating lease right-of-use assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. All lease and non-lease components, principally common area maintenance costs, are combined in determining operating lease right-of-use assets and lease liabilities. For operating leases, lease expense is recognized on a straight-line basis over the lease term.
Asset Retirement Obligations
An asset retirement obligation (“ARO”) is recorded as appropriate on assets for which the Company has a legal obligation to retire. The Company records a liability for an ARO and the associated asset retirement cost at the time the underlying asset is acquired and put into service. Subsequent to the initial measurement of the ARO, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation, if any. Over time, the liability is accreted to its present value and the capitalized cost is depreciated over the estimated useful life of the asset. The Company has recognized AROs for contractually mandated removal of leasehold improvements.
Derivative Financial Instruments and Hedge Activities
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically British Pound Sterling (“GBP”) denominated cash flows in the form of payroll and selling, general and administrative expenses are exposed to foreign currency risk. The Company monitors foreign currency exposures on a monthly basis to maximize the economic effectiveness of foreign currency hedge positions.
No derivatives were designated hedges prior to July 2022. All derivatives are recorded at fair value as either an asset or liability. For derivatives not designated as hedges, adjustments to reflect changes in the fair value of the derivatives are included in earnings in other non-operating income (loss), net in the Consolidated Income Statements.
In July 2022, all foreign currency forward contracts were designated as cash flow hedges in designated hedging relationships with the forecasted foreign denominated cash flows as the hedged transactions. The maximum length of time

Arm Holdings plc
Notes to Consolidated Financial Statements
over which the Company is hedging its exposure to the variability in future foreign denominated cash flows is one year. For cash flow hedges that qualify and are designated for hedge accounting, the change in fair value of the derivative is recorded in the net change in fair value of the effective portion of designated cash flow hedges on the Consolidated Statements of Comprehensive Income, and subsequently recognized in research and development and selling, general and administrative expenses in the Consolidated Income Statements when the hedged transaction affects earnings.
The Company classifies all derivative assets and liabilities for designated and non-designated derivatives in prepaid expenses and other current assets and other current liabilities on the Consolidated Balance Sheets. The Company classifies cash flows from the settlement of effective cash flow hedges for designated and non-designated derivatives in the same category as the cash flows from the related hedged items in operating activities on the Consolidated Statements of Cash Flows. The foreign currency forward contracts are classified under Level 2 of the fair value hierarchy. See Note 13 - Fair Value.
Revenue Recognition
The Company recognizes revenues for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products or services. The principle is achieved through the following five-step approach:
•Identification of the contract with the customer
•Identification of the performance obligations
•Determination of the transaction price
•Allocation of the transaction price to the performance obligations in the contract
•Recognition of revenue when, or as, the Company satisfies a performance obligation
Revenue for the Company’s major product offerings consists of the following:
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training and professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended

Arm Holdings plc
Notes to Consolidated Financial Statements
to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty Revenue
For certain IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenues are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual.
Significant Judgments
Identification of the Contract with the Customer
The Company accounts for a contract as a revenue contract when all of the following criteria are met:
•The contract has been approved (either in writing, orally or in accordance with other customary business practices) by the parties to the contract, and the parties are committed to perform their respective obligations.
•The Company can identify each party’s rights regarding goods or services to be transferred.
•The Company can identify the payment terms for the goods or services to be transferred;
•Contracts have commercial substance; and
•It is probable that the Company will collect the consideration to which it will be entitled to, in exchange for the goods or services to be transferred to the customer.
The Company sometimes enters into multiple contracts with the same customer that are treated, for accounting purposes, as one contract if the contracts are entered into at, or near, the same time and are interrelated. Judgment is required in evaluating whether various contracts are interrelated, which includes considerations as to whether they were negotiated as a package with a single commercial objective, whether the amount of consideration on one contract is dependent on the performance of the other contract, or if some, or all, obligations in the contracts constitute a single performance obligation.
New arrangements with existing customers can be based on either a new contract or the modification of prior contracts. The Company’s judgment in making this determination considers whether there is a connection between the new arrangement and the pre-existing contracts, whether the services under the new arrangement are highly interrelated with the products and services provided under prior contracts, and how the products and services under the new arrangement are priced.
The Company sometimes enters into non-cancellable and non-refundable committed funds arrangement from customers, where the parties have ongoing negotiations. Judgment is required in evaluating whether all rights and obligations of the arrangement are determined and enforceable.
Judgment is also required in determining whether collectability of substantially all of the consideration is probable. The Company assesses this through credit checks, past payment history or based on upfront payment prior to performance of the obligation(s).

Arm Holdings plc
Notes to Consolidated Financial Statements
Identification of the Performance Obligations
Customer contracts often include various products and services as outlined in the summary of major product groups above. Typically, these products and services qualify as separate performance obligations, and a portion of the contractual value is allocated to them. Judgment is required, however, in determining whether a good or service is considered a separate performance obligation.
When selling licenses or services, the Company frequently grants customers the choice to acquire additional rights, goods or services (for example, renewals of offerings, version extensions through term renewals, additional future products, or additional volumes of purchased license). The Company also utilizes forward looking information such as product roadmaps and other marketing materials in identifying performance obligations for IPs or version extensions of architecture IP under development or future products, and in determining if implicit promises or material right exist in certain long-term contracts.
In a typical licensing arrangement, the Company either licenses implementation IP or architecture IP. When implementation IP is licensed, the Company promises to provide all developed and undeveloped IP over the license term based on the subscription package selected by the customer. Products are delivered to the customer based on the Company’s product roadmap and each IP is generally identified as a separate performance obligation. The undeveloped IP in the contract also includes an implied promise to deliver implementation IP that will be developed and become available during the contract term but is not on the product roadmap at contract inception.
When architecture IP is licensed, the Company promises to provide the available architecture IPs as well as all future version extensions of the architecture IP over the contract term which could range from 3 to 20 years. These version extensions may take one of two forms:
•Specified version extensions that are expected to be released over the next 2-3 years and are identified in the Company’s product roadmap, or;
•Implicit version extensions that the Company believes, based on historical data, will be developed in the period beyond the years covered by the product roadmap and will be delivered to the customer as and when released.
These version extensions represent promises to deliver distinct products and have a discernable release pattern, based on the Company’s established practice every year over the license term. When version extensions of architecture IP are promised along with a license to available architecture IP, a portion of the overall transaction price is allocated to the available architecture license while the remaining portion relating to future extensions is deferred until those extensions are delivered and become available for use.
Amounts allocated to the IP license including version extensions of an architecture license or releases of an implementation license are each recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Determination of Transaction Price
The Company applies judgment when determining the amount of consideration it expects to be entitled to in exchange for transferring promised goods or services to a customer. This includes estimates as to whether, and to what extent, subsequent concessions or payments may be granted to customers, which release customers from their obligations to pay contractual fees. In this judgment, historical trends are considered with respect to both the specific customer and broader Company trends. The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. Consideration payable to a customer is accounted for as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Company. The transaction price also excludes amounts collected on behalf of third parties such as sales taxes. The Company’s revenue arrangements may include variable consideration,

Arm Holdings plc
Notes to Consolidated Financial Statements
including royalties. Where minimum royalties are agreed with customers and there is no uncertainty of their receipt, the amount is allocated to performance obligations as a part of the transaction price.
The Company considers relevant facts and circumstances in assessing whether a contract contains a significant financing component. The Company has not identified significant financing components in its material revenue arrangements executed during the financial year.
Allocation of Transaction Price
Judgment is required when estimating standalone selling prices (“SSPs”). There is also judgment involved in determining whether the pricing of certain performance obligations is highly variable or uncertain.
Other than support and maintenance, SSPs are usually not directly observable for the Company’s products and services. because the Company generally does not sell its products or services on a standalone basis. When separately stated, contractual pricing is highly variable. The Company estimates the SSPs so that the Company allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer. The Company allocates royalties entirely to the licenses that give rise to them. When estimating a SSP, the Company considers available information and maximizes the use of observable inputs such as renewal pricing history for the Company’s standardized support and professional service offerings.
For offerings that have highly variable or uncertain pricing and lack substantial direct costs to estimate based on a cost-plus margin approach, the transaction price is allocated by applying a residual approach. This is on the basis that the Company has identified SSP for other performance obligations in the same arrangement. If two or more goods or services in a contract have highly variable or uncertain pricing, then the Company applies a combination of methods to allocate transaction price, including utilizing list prices, contract prices, and engineering effort estimates to develop future IP, for initial allocation of residual amount of transaction price within such products.
For Arm Total Access arrangements, the Company establishes a separate performance obligation for implicit rights of future products upon contract execution and allocates the total transaction price to each performance obligation based on the price roadmap.
For customer agreements related to long-term licensing of architecture IP, the Company allocates the contract value to each of the performance obligations based on an estimate of the engineering efforts required to deliver the initial version of the IP as well as related future versions, including enhancements and upgrades.
The SSPs of material rights depends on the probability of option exercise. In estimating these probabilities, judgment is utilized when considering historical exercise patterns. The SSPs are reviewed annually or whenever facts and circumstances significantly change. These changes are applied prospectively.
Revenue from Arm China
Arm Technology (China) Co. Limited (“Arm China”) acts as the Company’s exclusive IP distributor in the People’s Republic of China, which, for the purposes of these financial statements, includes the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excludes Taiwan (collectively referred to as the “PRC”), under the intellectual property licensing arrangement (“IPLA”) and subsequent amendments. Arm China directly contracts with end customers with discretion in establishing pricing to sublicense specified IP and Arm Total Access Packages. The Company’s responsibility under the IPLA is to facilitate delivery of a good or service to the end customer in accordance with detailed instructions and other specifications from Arm China. In these cases, Arm China is the customer for the Company. As such, revenue presented by the Company is the net amount calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with end customers. The Company applies the royalty exception, under which revenue is recognized when the subsequent sale or usage occurs, assuming control of the license to which the royalty relates has transferred to the end customer. Where the revenue is derived as a percentage of the

Arm Holdings plc
Notes to Consolidated Financial Statements
license fee of Arm China, the Company categorizes that portion as license revenue while the other portion, which represents the Company’s share of Arm China’s royalties, is categorized as royalties.
Contract Balances and Receivables
The Company recognizes accounts receivable in full when it has the contractual right to invoice the customer and begins satisfying the performance obligation over the term of the contract. Judgment is required to determine whether a right to consideration is unconditional and thus qualifies as a receivable. Contract assets are recognized as the performance obligations are satisfied and the Company does not have the contractual right to invoice. Typically, the Company invoices a portion of the fees for IP licenses up front on the effective date of the contract and satisfies a considerable portion of performance obligations. Accrued royalties are included in accounts receivable, net on the Consolidated Balance Sheets. Contract liabilities primarily reflect invoices due, or payments received, in advance of revenue recognition. Periodic fixed fees for software support services, and other multi-period agreements are typically invoiced in advance.
Customer deposits primarily relate to payments received from customers which could be refundable pursuant to the terms of the contract and are in other current liabilities on the Consolidated Balance Sheets.
Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing products and services, such as invoicing at the beginning of a license term with revenue recognized over the contract period, and not to receive financing from customers. All potential financing fees were considered insignificant in the context of the Company’s contracts.
Allowance for Current Expected Credit Losses
Trade receivables are stated at their net realizable value. The allowance for credit losses reflects the Company’s best estimate of expected credit losses of the receivable portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions. In developing the estimate for expected credit losses, accounts receivable is segmented into pools of assets depending on market (China versus international) and delinquency status, and fixed reserve percentages are established for each pool of accounts receivables. To determine the reserve percentages for each pool of accounts receivables, the Company considers its historical experience with certain customers and customer types, regulatory and legal environments, country and political risk, and other relevant current and future forecasted macroeconomic factors. These credit risk indicators are monitored on a quarterly basis to determine whether there are any changes in the economic environment that would indicate the established reserve percentages should be adjusted and are considered on a regional basis to reflect more geographic-specific metrics. Please refer to Note 4 - Revenue, for the summary of the movement in the allowance for current expected credit losses.
Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Accounts receivables are written off after all reasonable means to collect the full amount (including litigation, where appropriate) are exhausted. For the fiscal years ended March 31, 2024, 2023, and 2022, write-offs and recoveries of customer receivables were immaterial to the consolidated financial statements.
The Company recognizes an allowance for losses on contract assets based on a similar approach used for receivables under the current expected credit loss model. As of March 31, 2024 and 2023, the loss allowance for contract assets was immaterial.
Share-based Compensation
Restricted share units (“RSU”) were granted to employees, certain of our executive officers, and non-executive directors of the Company and require continuous service through the vesting date. Phantom shares (“Phantom Shares”) were only

Arm Holdings plc
Notes to Consolidated Financial Statements
granted to certain of our executive officers. In connection with the IPO on September 14, 2023, all RSUs previously issued under the Arm Limited All Employee Plan 2019 (“2019 AEP”), except for those 2019 AEP awards granted to employees of Arm Technology Israel Ltd., the Company’s Israeli subsidiary (“Arm Israel”), Executive IPO Plan (“2019 EIP”), and Executive Awards previously issued under the 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”) were no longer expected to be settled in cash but rather expected to be settled in ordinary shares. This resulted in a change in classification of the RSUs from liability to equity which was accounted for as a modification. The number of RSUs that vest is determined by the achievement of market, performance and service conditions.
The Company expenses share-based compensation over the requisite service period of the awards, which is generally equivalent to the vesting term. Compensation cost is recorded only for those awards expected to vest.
The fair value of RSUs is determined on the date of grant for equity-classified awards, and at the end of each reporting period for liability-classified awards, using Monte Carlo simulations or the discounted cash flow approach. The fair value of Phantom Shares, which are subject to continuous service and vest upon meeting certain strategic performance conditions of the Company and are liability-classified, is determined on the date of grant and at the end of each reporting period based on the share price of the Company’s ultimate parent, SoftBank Group.
The Company classifies those awards in which the Company has the option, pursuant to the plan terms, and intends to settle in cash or equity, as liability-classified or equity-classified awards, respectively. Phantom Shares and certain RSUs are liability-classified and are remeasured at the end of each reporting period through the date of settlement so that the expense recognized for each award is equivalent to the amount to be paid in cash. Changes in the fair value of liability-classified RSUs are recorded in the Consolidated Income Statements over the vesting period of the award. Expense associated with equity-classified RSUs are recognized using the straight-line method over the service period adjusted for estimated forfeitures.
Prior to IPO, an initial public offering was not considered probable until it has occurred. Accordingly, as of March 31, 2023, those RSUs that were subject to vesting on the earliest of (1) change of control, (2) initial public offering, or (3) passage of time, were expected to vest and be settled in cash upon the passage of time. For liability-classified awards, the weighted average fair value of the RSUs was measured at each reporting date using the Monte Carlo simulation model or a discounted cash flow approach. Similarly, the fair value for equity-classified awards was measured at the grant date using the discounted cash flow approach.
For the fiscal years ended March 31, 2023 and 2022, the Company used the Monte Carlo simulation model, the income approach and/or market-calibration approach based on comparable publicly traded companies in similar lines of businesses to measure the RSUs. The Monte Carlo simulation model simulates the Company’s equity value at an assumed listing exit event in order to determine the RSU vesting percentage. The model simulates the RSU vesting percentage over numerous iterations, and the average of all iterations is determined to be the fair value of an RSU. The model then discounts the future value of the RSU at the assumed listing exit event date back to the valuation date based on the relevant risk-free interest rate. The Monte Carlo simulation model incorporates various assumptions such as expected stock price volatility until a liquidity event, expected dividend yield, risk-free interest rate, and expected time to complete an initial public offering.
Prior to IPO, at the grant date of the RSUs, the Company was private and its ordinary shares were not listed on a public stock exchange. Therefore, the Company’s Board of Directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s ordinary shares underlying share-based compensation awards, including:
•contemporaneous independent third-party valuations of ordinary shares;
•financial condition, results of operations, and capital resources;
•the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;
•the lack of marketability of ordinary shares;

Arm Holdings plc
Notes to Consolidated Financial Statements
•estimates of future financial performance;
•market performance and valuations of comparable companies;
•the hiring or loss of key personnel;
•the status of the Company’s development, product introduction, and sales efforts;
•industry outlook and other information, such as market growth and volume and macro-economic events; and
•additional objective and subjective factors relating to the Company’s business.
To determine the fair value of ordinary shares, the Company first estimated the enterprise value and then allocated that enterprise value to ordinary shares and ordinary share equivalents. The Company’s enterprise value was estimated using the income and market-calibration approaches.
The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. For each valuation, the Company prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market-calibration approach. The financial forecast considered the Company’s past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact the business.
The market-calibration approach analyzes the percent change in the enterprise values of peer companies between the prior valuation date and the current valuation date. Based on the observed market movement in the enterprise values of peer companies, a market movement factor is selected to represent the potential shift in enterprise value between the prior valuation date and the current valuation date. The selected market movement factor is applied to the indicated value as of the prior valuation date.
Monte Carlo simulations incorporate highly subjective assumptions, such as stock price volatility and expected volatility until a liquidity event. Changes in highly subjective assumptions could significantly impact share-based compensation cost. Since the Company’s ordinary shares were not publicly traded, the computation of expected volatility was based on the average of historical and implied volatilities over the expected term of the awards of a representative peer group of publicly traded entities. Other assumptions included expected term, risk-free interest rate and dividend yield. The risk-free interest rate was based on zero-coupon U.S. Treasury bond rates corresponding to the expected term of the awards. Dividend assumptions were based on historical experience.
The Company estimates forfeitures based on employee level, economic conditions, time remaining to vest and historical forfeiture experience.
Cost of Sales
Cost of sales expenses consist primarily of employee-related expenses and project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation, associated benefits, and employer taxes.
Research and Development
Research and development expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, associated benefits, and employer taxes associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, and other development expenses.

Arm Holdings plc
Notes to Consolidated Financial Statements
Selling, General and Administrative
Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, associated benefits, and employer taxes associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, and other corporate-related expenses.
Disposal, Restructuring and Other Operating Expenses, Net
Disposal expenses consist primarily of transaction costs, such as legal and professional fees, relating to various disposal activities.
Restructuring and other operating expenses consist primarily of employee termination benefits. Recognition of costs for employee termination benefits depends on whether employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period in order to receive the termination benefits, costs are recognized ratably over the applicable future service period. Otherwise, costs are recognized when the Company has committed to a restructuring plan and has communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recognized when the Company has committed to a restructuring plan and the termination benefits are probable and estimable.
Government Grants
The Company receives government grants to compensate for its research activities. GAAP does not contain authoritative guidance for incentives and grants provided by governmental entities to a for-profit entity. Absent authoritative guidance, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances, the Company determined it most appropriate to account for the government grants received by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
Under the provisions of IAS 20, a government grant is recognized when there is reasonable assurance the Company will meet the terms for receiving and realizing the benefit of the grant. IAS 20 does not define “reasonable assurance,” however, based on certain interpretations, it is analogous to “probable” as defined under GAAP, which is the definition the Company has applied to its government grants received. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either separately under a general heading such as other income, or as a reduction of the related expenses. The Company has elected to recognize the benefit as a reduction of the related expenses included in either research and development expenses or income tax expense in the Consolidated Income Statements. For the fiscal years ended March 31, 2024, 2023 and 2022, the government grant benefit recognized was $138.2 million, $83.0 million, and $84.3 million, respectively.
The government grant benefit received includes a grant from Innovate U.K. for work connected to the creation of a new centrally secured technology platform prototype. For the fiscal years ended March 31, 2024, 2023 and 2022, the Company recorded a reduction to research and development expenses from this grant of $0.0 million, $2.6 million, and $15.3 million, respectively. The maximum total value of the Innovate U.K. contract is $41.0 million. As of March 31, 2024, the grant term has expired and is no longer available.
The Company benefits in the U.K. from His Majesty’s Revenue & Customs (“HMRC”) research and development expenditure credit (“RDEC”), which provides relief against U.K. corporation tax. Based on criteria established by HMRC a portion of the Company’s expenditures incurred on research and development activities are eligible for RDEC relief. For the fiscal years ended March 31, 2024, 2023 and 2022, the Company recorded a relief of $121.2 million, $64.0 million, and $54.4 million, respectively.

Arm Holdings plc
Notes to Consolidated Financial Statements
Income Taxes
The Company computes the provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.
If the Company determines it is more likely than not that it will not generate sufficient taxable income to realize the value of some or all deferred tax assets (net of deferred tax liabilities), the Company will establish a valuation allowance offsetting the amount it does not expect to realize. The Company performs this analysis each reporting period and reduces the measurement of deferred taxes if the likelihood the Company will realize them becomes uncertain.
Deferred tax assets the Company records each period depend primarily on the ability to generate future taxable income. Each period, the Company evaluates the need for a valuation allowance against the deferred tax assets and, if necessary, adjusts the valuation allowance so that net deferred tax assets are recorded only to the extent the Company concludes it is more likely than not that these deferred tax assets will be realized. If the outlook for future taxable income changes significantly, the Company’s assessment of the need for, and the amount of, a valuation allowance may also change.
The Company is also required to evaluate and quantify other sources of taxable income, such as the possible reversal of future deferred tax liabilities and the implementation of tax planning strategies. Evaluating and quantifying these amounts is difficult and involves significant judgment, based on all of the available evidence and assumptions about future activities.
Tax benefits from uncertain tax positions are recognized only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. The tax benefits recognized in the financial statements from such positions are measured based on the largest amount that is more than 50% likely to be realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are recognized within income tax (expense) benefit in the Consolidated Income Statements.
Net Income (Loss) Per Share Attributable to Ordinary Shareholders
Basic income (loss) per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and potentially dilutive ordinary shares outstanding during the period. Potentially dilutive ordinary shares whose effect would have been antidilutive are excluded from the computation of diluted earnings per ordinary share.
Discontinued Operations
A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale, and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale such as a distribution to shareholders of the Company, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.
Following a strategic decision to place greater focus on the Company’s core technology licensing business, a decision was made to distribute or sell certain components of the Company’s Internet of Things business. As a result, in June 2021, the Company completed a pro rata distribution of its controlling stake in Treasure Data, Inc. and its subsidiaries (“Treasure Data”) to the immediate shareholders of the Company. In November 2021, the Company sold 100% of its ownership in

Arm Holdings plc
Notes to Consolidated Financial Statements
Pelion IOT Limited and its subsidiaries (“IoTP”) to SoftBank Group Capital Limited in exchange for $12.0 million in cash consideration. The distribution of Treasure Data and sale of IoTP were accounted for as discontinued operations.
Revenue from IoTP and Treasure Data reported in loss on discontinued operations before income taxes in the Consolidated Income Statements relates to certain IP available through cloud-based infrastructure where the customer does not have the right to terminate the hosting contract. Under such arrangements, customers do not have the right to take possession of the software to run on their own IT infrastructure, nor do they have the right to engage a third-party provider to host and manage the software. Revenue for these arrangements is recognized over time as the services are performed.
Unless specified otherwise, the accompanying notes to the consolidated financial statements exclude financial results of discontinued operations.
2 - Recent Accounting and Disclosure Pronouncements
Recently issued accounting pronouncements not yet adopted
Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures: In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07 which requires incremental reportable segment disclosures. The new standard requires that a public entity disclose significant segment expenses, the title and position of the CODM, and how the CODM uses the reported measures in assessing performance and deciding how to allocate resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. This ASU will result in additional required disclosures being included in our consolidated financial statements when adopted. The Company will adopt this standard for the fiscal year beginning April 1, 2024.
Income Taxes (Topic 740), Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in additional required disclosures being included in our consolidated financial statements when adopted. The Company is currently evaluating the provisions of this ASU.
Recently issued Securities and Exchange Commission (“SEC”) final rules not yet adopted
In March 2024, the SEC adopted final rules under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires registrants to disclose climate-related risks that are reasonably likely to have a material impact on a its business strategy, results of operations and financial condition. The rules include disclosures relating to climate-related risks and risk managements, registrant's governance of such risks, financial impact on the audited financial statements, and greenhouse gas emissions. The disclosures will be required prospectively, with information for prior periods required only to the extent it was previously disclosed in an SEC filing. The earliest adoption date starts from the registrant's fiscal year beginning calendar 2025, which is the Company's fiscal year ending March 31, 2026. On April 4, 2024, the SEC determined to voluntarily stay the final rules pending certain legal challenges. The Company is currently evaluating the impact of adoption of these final rules on its consolidated financial statements and disclosures.

Arm Holdings plc
Notes to Consolidated Financial Statements
3 - Balance Sheet Components
Certain balance sheet components are as follows:
Accrued compensation and benefits and share-based compensation consist of:

	As of March 31,
(in millions)	2024	2023
Accrued bonus, commissions, and cash awards	$190	$257
Accrued vacation and sabbatical	83	66
Accrued salaries and fringe benefits	25	11
Share-based payment liabilities (1)	—	255
Total accrued compensation and benefits and share-based compensation	$298	$589
(1)     As of March 31, 2024, all liability-classified share-based awards had been vested and settled. See Note 16 - Share-based Compensation in the Notes to the Consolidated Financial Statements.
Other current liabilities consist of:

	As of March 31,
(in millions)	2024	2023
Employee related payroll taxes and payables (1)	$674	$48
Accrued expenses and fees	83	119
Electronic design automation liabilities	40	35
Trade payables including payables to related parties of $7 and $17 as of March 31, 2024 and 2023, respectively	26	82
Customer deposits	7	7
Finance lease liabilities	5	2
Total other current liabilities	$835	$293
(1)    As of March 31, 2024, employee related payroll taxes and payables primarily relate to vested RSU to be paid in the subsequent quarter.

Arm Holdings plc
Notes to Consolidated Financial Statements
4 - Revenue
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Fiscal Year Ended March 31,
	External Customers			Related Parties			Total
(in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
License and Other Revenue (1)	$1,051	$569	$902	$380	$435	$239	$1,431	$1,004	$1,141
Royalty Revenue	1,458	1,456	1,317	344	219	245	1,802	1,675	1,562
	$2,509	$2,025	$2,219	$724	$654	$484	$3,233	$2,679	$2,703
(1)    Includes over-time revenue of $121 million, $100 million, and $102 million and point-in-time revenue of $1,310 million, $904 million, and $1,039 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.
Revenue by geographic region is allocated to individual countries based on the principal headquarters of the customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarters address by geographic regions:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
United States	$1,413	$1,088	$1,243
PRC (1)	697	657	476
Taiwan	522	359	431
Republic of Korea	308	241	226
Other countries	293	334	327
Total	$3,233	$2,679	$2,703
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.
For the fiscal year ended March 31, 2024, the Company had three customers that collectively represented 42% of total revenue, with the single largest customer accounting for 21% of total revenue, the second largest customer accounting for 11% of total revenue and the third largest customer accounting for 10% of total revenue. For the fiscal year ended March 31, 2023, the Company had three customers that collectively represented 44% of total revenue, with the single largest customer accounting for 24% of total revenue, the second largest customer accounting for 11% of total revenue and the third largest customer accounting for 9% of total revenue. For the fiscal year ended March 31, 2022, the Company had three customers that collectively represented 42% of total revenue, with the single largest customer accounting for 18% of total revenue, the second largest customer accounting for 12% of total revenue and the third largest customer accounting for 12% of total revenue. No other customer represented 10% or more of total revenue for the fiscal years ended March 31, 2024, 2023, and 2022.

Arm Holdings plc
Notes to Consolidated Financial Statements
Receivables
A summary of the components of accounts receivable, net is as follows:

	As of March 31,
(in millions)	2024	2023
Trade receivables	$405	$625
Royalty receivables	379	377
Total gross receivables	784	1,002
Allowance for current expected credit losses	(3)	(3)
Total accounts receivables, net	$781	$999
As of March 31, 2024, the customer with the largest total receivables balance represented 23% of total receivables, the customer with the second largest total receivables balance represented 13% of total receivables, the customer with the third largest total receivables balance represented 11% of total receivables, and the customer with the fourth largest total receivables balance represented 10% of total receivables. As of March 31, 2023, the customer with the largest total receivables balance represented 40% of total receivables. No other customer represented 10% or more of receivables as of March 31, 2024 or March 31, 2023.
A summary of the movement in the allowance for current expected credit losses is as follows:

(in millions)	Total
Balance as of April 1, 2021	$12
Additional provision	28
Balance as of March 31, 2022	$40
Reversal of provision	(34)
Amounts written off during the year as uncollectible	(3)
Balance as of March 31, 2023	$3
Additional provision	—
Balance as of March 31, 2024	$3
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are created when invoicing occurs subsequent to revenue recognition. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $663.9 million and $254.1 million due to the timing of billings to customers, which fell into subsequent periods, as of March 31, 2024 and 2023, respectively, offset by $357.4 million and $250.7 million of contract assets transferred to accounts receivable, as of March 31, 2024 and 2023, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.

Arm Holdings plc
Notes to Consolidated Financial Statements
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

(in millions)	Total
Balance as of March 31, 2022	$1,126
Customer prepayment and billing in advance of performance	209
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(128)
Revenue recognized in the period that was included in the contract liability balance during the period	(105)
Effect of disposal (Note 21 - Related Party Transactions)	(2)
Balance as of March 31, 2023	$1,100
Customer prepayment and billing in advance of performance	198
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(226)
Revenue recognized in the period that was included in the contract liability balance during the period	(157)
Balance as of March 31, 2024	$915
Satisfied Performance Obligations
For the fiscal years ended March 31, 2024, 2023, and 2022, revenue recognized from previously satisfied performance obligations in prior reporting periods was $1,866.6 million, $1,705.0 million, and $1,562.0 million, respectively. These amounts primarily represent royalties earned during the period.
Remaining Performance Obligations
Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations. Revenue recognition occurs upon delivery or beginning of license term, whichever is later. Accordingly, the analysis between time bands below has been estimated, but the final timing may differ from these estimates. In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the outer-year time band unless contract or option expiration aligns with an earlier period or category.
As of March 31, 2024, the aggregate transaction price allocated to remaining performance obligations was $2,484.4 million, which includes $0.8 million of non-cancellable and non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.
The Company expects to recognize approximately 28% of remaining performance obligations as revenue over the next 12 months, 14% over the subsequent 13-to 24-month period, and the remainder thereafter.
5 - Discontinued Operations
During the fiscal year ended March 31, 2022, the Company decided to distribute Treasure Data to the immediate shareholders of the Company and sell IoTP to SoftBank Group Capital Limited. The distribution and sale of Treasure Data and IoTP, respectively represented a strategic shift that has or will have a major effect on the Company’s operations and

Arm Holdings plc
Notes to Consolidated Financial Statements
financial results. In the course of the Company’s evaluation, it considered examples provided in ASC 205-20 of what may constitute a strategic shift that will have a major effect on operations and financial results. The following metrics were analyzed among others: total revenues of Treasure Data and IoTP when compared to those of the Company, total assets, losses and profits before and after taxes, respectively. As a result of this analysis, the Company determined the distribution and sale of the businesses qualified for classification as discontinued operations because Treasure Data was distributed to the immediate shareholders of the Company and IoTP was sold to SoftBank Group Capital Limited, the results of operations were not recorded as discontinued operations until the period in which the businesses were actually disposed of other than by sale.
Treasure Data
In June 2021, the Company completed a pro rata distribution of its controlling stake in Treasure Data to SoftBank Group Capital Limited. The distribution was recorded as a reduction to retained earnings at the carrying amount of Treasure Data’s net assets of $44.2 million and did not result in the recognition of gain or losses.
Upon the distribution, the Company and Treasure Data entered into a transition services agreement pursuant to which the Company provided enabling functions support services to the owners of Treasure Data on an interim transitional basis for up to three months after disposition. The revenue and cash flows associated with this transition services agreement were not significant to the operations of the Company. The Company completed its transition services for Treasure Data during the fiscal year ended March 31, 2022. The Company provided no transition services in the fiscal years ended March 31, 2024 and 2023.
IoTP
In November 2021, the Company sold 100% of its ownership in IoTP. The IoTP business was sold to the Company’s immediate shareholders for $12.0 million in cash consideration. In the fiscal year ended March 31, 2024, the Company distributed its receivable related to the Company’s sale of IoTP to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. Consideration with respect to the sale was unpaid as of March 31, 2023 and recorded as an other receivable in prepaid expenses and other current assets on the Consolidated Balance Sheets. Upon the sale, the carrying value of the net assets of IoTP equaled total consideration and no gain or loss was recognized. The Company provided no transition services to IoTP post-distribution in the fiscal years ended March 31, 2024, 2023 and 2022.
Summarized Financial Information
Operating results of Treasure Data and IoTP are reflected in discontinued operations in the consolidated financial statements for all periods presented through the dates of distribution and sale, respectively.
A summary of the major components of revenues and expenses from discontinued operations is as follows:

Fiscal Year Ended March 31,
(in millions)	2022
Revenue from external customers	$41
Cost of sales	(20)
Research and development	(44)
Selling, general and administrative	(53)
Restructuring and related costs	—
Impairment of long-lived assets	(23)
Loss from discontinued operations before income taxes	(99)
Income tax (expense) benefit	(28)
Net loss from discontinued operations	$(127)

Arm Holdings plc
Notes to Consolidated Financial Statements
Prior to the sale of IoTP, in November 2021, an impairment loss of $23.5 million was recognized on long-lived intangible and property and equipment assets of IoTP. The impairment was primarily a result of lower than anticipated operating results and a deterioration in projected results. For purposes of determining the impairment, the Company relied on the income approach utilizing discounted cash flows to arrive at fair value.
A summary of significant non-cash items and capital expenditures from discontinued operations is as follows:

Fiscal Year Ended March 31,
(in millions)	2022
Amortization and depreciation expense	$8
Other non-cash items	$3
Other non-cash items include operating lease expense, share-based compensation cost and purchase of property and equipment for the fiscal years presented.
6 - Goodwill
As of March 31, 2024 and 2023, the Company had a goodwill balance of $1,625 million and $1,620 million, respectively. The period-over-period change in goodwill for the fiscal year ended March 31, 2024 was due to foreign currency translation adjustments. The Company did not record any goodwill impairment for the fiscal years ended March 31, 2024, 2023, and 2022.
7 - Intangible Assets, Net
Information related to intangible assets is as follows:

	As of March 31,
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted Average Remaining Life
(in millions except for years)	2024	2023	2024	2023	2024	2023	2024	2023
Patents & licenses	$179	$178	$144	$169	$35	$9	5.6	1.5
Developed technology	157	155	156	151	1	4	0.1	1.1
Customer relationships	2	2	2	2	—	—	—	—
Computer software	329	293	214	168	115	125	2.8	2.7
Intangible assets subject to amortization	667	628	516	490	151	138
Intangible assets under development	1	—	—	—	1	—	—	—
Total intangible assets	$668	$628	$516	$490	$152	$138
Information regarding amortization expense for intangible assets is as follows:

	Fiscal Years Ended March 31,
(in millions)	2024	2023	2022
Cost of sales	$6	$4	$5
Research and development	57	53	50
Selling, general and administrative	23	36	39
Total amortization expense	$86	$93	$94

Arm Holdings plc
Notes to Consolidated Financial Statements
The Company capitalized $0.0 million, $35.1 million and $11.0 million, and amortized $14.5 million, $22.5 million, and $26.5 million in development costs associated with internal use software in the fiscal years ended March 31, 2024, 2023, and 2022, respectively. There was no impairment of intangible assets for the fiscal years ended March 31, 2024 and 2023. Impairment of intangible assets for the fiscal year ended March 31, 2022 was $5.0 million. The balance of capitalized costs related to internal use software, net of accumulated amortization was $32.3 million and $46.8 million, as of March 31, 2024 and 2023, respectively.
Estimated future amortization of intangible assets subject to amortization is as follows:

(in millions)	As of March 31, 2024
2025	$64
2026	36
2027	26
2028	13
2029	5
2030 and thereafter	7
Total future amortization expense	$151
8 - Property and Equipment, Net
Information regarding property and equipment, net is as follows:

	As of March 31,
(in millions)	2024	2023
Buildings	$—	$75
Leasehold improvements	159	162
Equipment	388	368
Fixtures and motor vehicles	43	53
Construction in progress	16	—
Total property and equipment, gross	606	658
Less: Accumulated depreciation	(391)	(473)
Total property and equipment, net	$215	$185
Depreciation expense for the fiscal years ended March 31, 2024, 2023, and 2022, was $76.0 million, $77.2 million, and $82.5 million, respectively. There was no impairment of property and equipment for the fiscal years ended March 31, 2024 and 2023. Impairment of property and equipment for the fiscal year ended March 31, 2022 was $13.6 million.
As of March 31, 2024 and 2023, the Company had ARO liabilities of $10.3 million and $10.0 million related to leasehold improvements, recorded in other current and other non-current liabilities on the Consolidated Balance Sheets. There was immaterial change in ARO liabilities in the fiscal years ended March 31, 2024 and 2023.
As of March 31, 2024 and 2023, the Company had $5.2 million and $5.4 million, respectively, of retirement assets recorded in property and equipment, net on the Consolidated Balance Sheets.

Arm Holdings plc
Notes to Consolidated Financial Statements
9 - Leases
The Company’s lease obligations primarily consist of operating leases for property, IT and automobiles with lease terms expiring between calendar years 2024 and 2044. The Company’s lease agreements do not contain residual value guarantees, material variable payment provisions or material restrictive covenants.
The Company did not have material finance or short-term leases and did not incur any material variable lease expenses for all periods presented. For the fiscal years ended March 31, 2024, 2023, and 2022, operating lease expense was $33.7 million, $34.3 million, and $40.0 million, respectively. For the fiscal year ended March 31, 2023, the Company recognized a loss on early termination of certain operating leases of $4.4 million. No material gains or losses were recognized on lease terminations in other periods presented.
Supplemental disclosures of cash flow information related to operating leases are as follows:

	As of March 31,
(in millions)	2024	2023	2022
Cash flows used for operating leases	$(35)	$(47)	$(42)
Operating lease right-of-use assets obtained in exchange for lease obligations	$28	$16	$3
The Company’s weighted average remaining lease term and discount rate for operating leases are as follows:

	As of March 31,
	2024	2023	2022
Weighted average discount rate	2.85%	2.58%	2.42%
Weighted average remaining lease term (in years)	14.24	15.21	15.20
Maturity of total operating lease liabilities as of March 31, 2024 is as follows (in millions):

Fiscal Year	Total
2025	$33
2026	29
2027	23
2028	20
2029	15
Thereafter	141
Total minimum lease payments	261
Less imputed interest	(40)
Total operating lease liabilities	221
Less: current portion of operating lease liabilities	27
Non-current portion of operating lease liabilities	$194
As of March 31, 2024, the Company had one lease signed but not yet commenced, with a lease value of approximately $15 million and a lease term expiring in 2036. Subsequent to March 31, 2024, the Company renewed two of the leases for its global headquarters with an approximate value of $19 million.

Arm Holdings plc
Notes to Consolidated Financial Statements
10 - Equity Investments
A summary of the components of equity investments is as follows:

	As of March 31,
(in millions)	2024	2023
Equity method investments under fair value option	$573	$592
Equity method investments under equity method	11	9
Non-marketable equity securities	157	122
Total equity investments	$741	$723
Income (loss) from equity investments, net is as follows:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Equity method investments (1)	$(17)	$(41)	$112
Non-marketable equity securities (includes NAV)	(3)	(4)	29
Total loss from equity investments, net	$(20)	$(45)	$141
(1)Includes equity method investments where the Company elected the fair value option, including those under the net asset value (“NAV”) practical expedient, along with investments accounted for under the equity method.
Equity Method Investments
Details of the Company’s equity method investments as of March 31, 2024 are as follows:
Investments under equity method of accounting:

Name	Ownership Interest %
Arm IOT Fund LP (Taiwan)	25.8%
Accelerator Advisory Limited	32.1%
HOPU-ARM Holding Company Limited	10.0%
DeepTech Labs Fund 1 LP	42.9%
(1)    The Company’s investment in HOPU-ARM Holding Company Limited entitles the Company to a 10% equity interest in HOPU-ARM Holding Company Limited and representation on the board of directors by virtue of the right to appoint one of three members of the board of directors. Accordingly, the Company has the ability to exercise significant influence over the operating and financial policies of HOPU-ARM Holding Company Limited.
Investments where fair value option elected (including those under the NAV practical expedient):

Name	Ownership Interest %
Acetone Limited	10.0%
Ampere Computing Holdings LLC (“Ampere”)	6.7%
China Walden Ventures Investments II, L.P. —NAV	7.5%
China Walden Ventures Investments III, L.P. —NAV	8.1%
HOPU-ARM Innovation Fund, L.P. —NAV	5.1%
Catapult Ventures I, L.P. —NAV	18.1%

Arm Holdings plc
Notes to Consolidated Financial Statements
Investments in a limited liability company that maintains a specific ownership or limited partnerships which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) over the investee are accounted for using the equity method.
The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere. See discussion below, along with Note 13 - Fair Value, for further information.
For the fiscal years ended March 31, 2024, 2023, and 2022, income (loss) from equity method investments not accounted under the fair value option or the NAV practical expedient was immaterial.
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the funds based on the indicated market values of the underlying assets or investment portfolios. As of March 31, 2024 and 2023, the carrying value of equity method investments under the fair value option measured at NAV was $106.2 million and $109.4 million, respectively.
For the fiscal years ended March 31, 2024, 2023, and 2022, the Company recognized losses from changes in fair value of $2.8 million, $1.7 million, and $40.0 million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net in the Consolidated Income Statements.
Acetone Limited
As of March 31, 2024 and 2023, the carrying value of the Company’s equity method investment in Acetone Limited was $76.5 million and $92.4 million, respectively. For the fiscal years ended March 31, 2024 and 2023, the Company recognized fair value losses of $15.9 million and $16.0 million, respectively, in income (loss) from equity investments, net in the Consolidated Income Statements. Fair value gains and losses for its retained interest in Acetone Limited were immaterial for the fiscal year ended March 31, 2022.
Ampere
As of March 31, 2024 and 2023, the carrying value of the Company’s equity method investment in Ampere was $389.8 million. For the fiscal year ended March 31, 2024, the Company did not recognize any changes in fair value in Ampere. For the fiscal year ended March 31, 2023, the Company recognized fair value losses of $26.3 million in income (loss) from equity investments, net in the Consolidated Income Statements. Fair value gains and losses for this investment were immaterial for the fiscal year ended March 31, 2022.
As of March 31, 2024 and 2023, the outstanding balance of the convertible promissory note with Ampere was $32.4 million and $30.9 million, respectively, in other non-current assets on the Consolidated Balance Sheets. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of March 31, 2024.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of March 31, 2024 and 2023, the carrying value of assets measured at NAV was $17.8 million and $18.0 million, respectively. For the fiscal years ended March 31, 2024, 2023 and 2022, the Company recognized gains of $0.5 million, losses of $10.5 million, and gains of $7.9 million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.

Arm Holdings plc
Notes to Consolidated Financial Statements
Historically, the Company had an unrecognized trade receivable with a customer given the collectability of substantially all of the consideration was not probable. In the fiscal years ended March 31, 2024 and 2023, the Company invested in non-marketable preferred stock from the customer in exchange for the conversion of the trade receivables for $4.6 million and $12.7 million, respectively. In the fiscal year ended March 31, 2023, the Company also acquired additional non-marketable preferred stock in exchange for a cash payment of $10.7 million. Currently, the Company does not recognize any revenue and receivables due to not meeting the collectability criterion under ASC 606, Revenue from Contracts with Customers. The Company does not have significant influence or control over the customer and elected to apply the measurement alternative for this investment.
In June 2023, the Company entered into a subscription letter with a subsidiary of SoftBank Vision Fund L.P (“SoftBank Vision Fund”) and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, the Company and this subsidiary of SoftBank Vision Fund each invested $10.0 million paid in cash in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.
The components of gains and (losses) which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient are as follows:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Observable price adjustments on non-marketable equity securities (includes NAV)	$—	$4	$31
Impairment of non-marketable equity securities	(3)	(8)	(3)
Sale of non-marketable equity securities	—	—	1
Total income (loss) from equity investments in non-marketable securities, net	$(3)	$(4)	$29
All equity method investments held by the Company are considered long-term to enable ecosystem growth and are non-current assets. For the fiscal years ended March 31, 2024, 2023 and 2022, the Company recognized $5.2 million, $1.0 million, and $2.4 million, respectively, in dividends from equity investments measured using the NAV practical expedient. The total amount of financial commitments to existing investees of the Company not provided for in the consolidated financial statements was $19.9 million and $22.1 million as of March 31, 2024 and 2023, respectively.

Arm Holdings plc
Notes to Consolidated Financial Statements
11 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost is as follows:

	As of March 31,
(in millions)	2024	2023
Loans and other receivables carried at amortized cost
Loans receivable	$26	$25
Other receivables	12	18
Allowance for current expected credit losses	(19)	(22)
Loans and other receivables carried at amortized cost, net	$19	$21
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
As of March 31, 2024 and 2023, the Company had a loan receivable of $16.2 million and $19.2 million, respectively, with Arduino SA (“Arduino”), a related party, which was subject to impairment considerations and was fully impaired in prior periods. For the fiscal years ended March 31, 2024 and 2023, the Company reduced the allowance for expected credit losses given the change in collectability with a corresponding reversal of expense for the portion of the loan receivable that was repaid in exchange for Series B preferred stock in Arduino. As of March 31, 2024, the loan receivable from Arduino remained fully impaired.
As of March 31, 2024 and 2023, the Company had a four-year loan of $3.1 million and $3.0 million, respectively, issued to Cerfe Labs, Inc, a related party, that remained fully impaired for the periods presented.
The remaining balance of loans receivables as of March 31, 2024 comprised two five-year loans totaling $6.9 million and as of March 31, 2023 comprised a five-year loan of $3.1 million issued to Allia Limited.
Other receivables
As of March 31, 2023, balances included in other receivables comprised mainly of the $12.0 million receivable from the Company’s majority shareholder recorded in prepaid and other current assets on the Consolidated Balance Sheets related to the Company’s November 2021 sale of IoTP. In August 2023, the Company distributed its receivable related to the Company’s sale of IoTP to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. See Note 5 - Discontinued Operations, for further details. The remaining balance as of March 31, 2024 and 2023, pertains to lease deposits and other receivables.
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net in the Consolidated Income Statements. For the fiscal years ended March 31, 2024, 2023, and 2022, the Company recognized gains on this convertible loan receivable of $1.0 million, $2.0 million, and $0.0 million, respectively.

Arm Holdings plc
Notes to Consolidated Financial Statements
12 - Derivatives
As of March 31, 2024, the notional value of outstanding foreign currency forward contracts was £728.0 million and the fair value was $0.1 million. As of March 31, 2023, the notional value of outstanding foreign currency forward contracts was £340.0 million and the fair value was $9.3 million.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

	As of March 31,
(in millions)	2024	2023
Designated as cash flow hedges
Foreign currency forward contracts	$919	$411
The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
	As of March 31,		As of March 31,
(in millions)	2024	2023	2024	2023
Designated as cash flow hedges
Foreign currency forward contracts	$4	$10	$4	$1
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Consolidated Statements of Comprehensive Income:
Gains (losses) reclassified in Accumulated other comprehensive income on cash flow hedge derivatives	$8	$5	$—
(Gains) losses reclassified from Accumulated other comprehensive income into income	(18)	5	—
Income tax benefit (expense) on cash flow hedges	2	(2)	—
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$(8)	$8	$—
Consolidated Income Statements, before tax:
Research and development	$10	$(3)	$—
Selling, general and administrative expenses	$8	$(2)	$—
(1)    All amounts reported in accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 12 months.
For the fiscal years ended March 31, 2024 and 2023, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Consolidated Income Statements for these designated cash flow hedges and all components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

Arm Holdings plc
Notes to Consolidated Financial Statements
Non-designated Hedging Instrument Gains (Losses)
The following table presents net gains (losses) on derivatives not designated as hedging instruments recorded in other non-operating income (loss), net in the Consolidated Income Statements:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Foreign currency forward contracts	$(1)	$(30)	$(17)
The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 13 - Fair Value, for further details.
13 - Fair Value
To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below. There were no transfers between fair value measurement levels for any periods presented.
The following table presents the Company’s fair value hierarchy for the liability measured and recognized at fair value on a recurring basis:

	As of March 31, 2024				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Foreign currency forward contracts	$—	$4	$—	$4	$—	$1	$—	$1
Total financial liabilities	$—	$4	$—	$4	$—	$1	$—	$1
The following table presents the Company’s fair value hierarchy for assets measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected on a recurring basis:

	As of March 31, 2024				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$1,744	$—	$—	$1,744	$1,383	$—	$—	$1,383
Short-term investments(1)	1,000	—	—	1,000	661	—	—	661
Equity method investments(2)	—	—	466	466	—	—	482	482
Convertible loans receivable	—	—	32	32	—	—	31	31
Foreign currency forward contracts	—	4	—	4	—	10	—	10
Total financial assets	$2,744	$4	$498	$3,246	$2,044	$10	$513	$2,567
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, Fair Value Measurements, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

Arm Holdings plc
Notes to Consolidated Financial Statements
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities:
Equity Method Investments

	As of March 31,
(in millions)	2024	2023
Fair value of financial assets at the beginning of the period	$482	$524
Additions, net of contributions from shareholders of the Company	—	—
Fair value losses recognized in the Consolidated Income Statements	(16)	(42)
Distributions to shareholders of the Company	—	—
Fair value at the end of the period	$466	$482
Convertible Loans Receivable

	As of March 31,
(in millions)	2024	2023
Fair value of financial assets at the beginning of the period	$31	$29
Additions	—	—
Converted into equity	—	—
Fair value gains recognized in the income statement	1	2
Fair value at the end of the period	$32	$31
See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.
Equity Method Investments
The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”) for its investments in Acetone Limited and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using the (i) the market-calibration approach based on the guideline public company method, (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method, or (iii) the probability-weighted, expected return (“PWER”) approach.
The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the company’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).
The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discounted rate, and present value factors.

Arm Holdings plc
Notes to Consolidated Financial Statements
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of March 31, 2024
(in millions)	Fair value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$466	Acetone – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.3x - 1.5x
		Ampere – PWER	Probability of initial public offering, time to future exit scenario, discount rate	Probability weighted – 100%, Time to future exit scenario - 1.5 years, Discount rate – 17.64%

As of March 31, 2023
(in millions)	Fair value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$482	Acetone – Market-Calibration or discounted cash flow	LTM Revenue Multiple	2.1x - 2.3x
		Ampere – PWER	Probability of initial public offering, time to future exit scenario, discount rate	Probability weighted – 100%, Time to future exit scenario - 1.3 years, Discount rate – 18.61%
Convertible Loans Receivable—Ampere
In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Consolidated Balance Sheets. As of March 31, 2024 and 2023, the Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere. As of March 31, 2024 and 2023, the Company has not converted any of its convertible promissory note into equity.
The fair value of the Ampere convertible loan is based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.
Some of the more significant unobservable inputs used in the fair value measurement of the convertible loan include applicable discount rates, the likelihood and projected timing of repayment or conversion, and projected cash flows in support of the estimated enterprise value of Ampere. Changes in these assumptions, while holding other inputs constant, could result in a significant change in the fair value of the convertible loan.
If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of March 31, 2024 and 2023, the Company has not recognized any credit losses related to this convertible loan.
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis as of March 31, 2024 and 2023.
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.

Arm Holdings plc
Notes to Consolidated Financial Statements
14 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the EBT, constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The EBT may acquire newly issued ordinary shares or ADSs at a nominal value or the trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company in the open market, which purchases may be funded by one or more loans from the Company to the EBT or non-repayable gifts made by the Company to the EBT. As of March 31, 2024, the EBT held 603,450 of ADSs purchased from the Company at par value. The market value of ADSs held by EBT on March 31, 2024 is $75.4 million. These ADSs were expected to be transferred out of the EBT, in order to settle future vesting of share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.
Other Shareholder Distributions
In June 2021, the Company distributed its ownership in Treasure Data to the immediate shareholders of the Company at a value of $44.2 million. See Note 5 - Discontinued Operations for further details.
In March 2022, the Company distributed its ownership in Arm China to the immediate shareholders of the Company, which represented a non-cash distribution of $975.7 million.
In the fiscal year ended March 31, 2024, the Company distributed its receivable related to the Company’s sale of IoTP to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. See Note 5 - Discontinued Operations for further details.
15 - Restructuring and Other
Restructuring
In March 2022, the Company announced a restructuring plan to align its workforce with strategic business activities and to improve efficiencies in its operations. For the fiscal years ended March 31, 2023 and 2022, the Company recognized restructuring expenses of $1.5 million and $25.8 million in restructuring and related costs in the Consolidated Income Statements in connection with these activities. Restructuring activities were completed and the restructuring liability was settled in the fiscal year ended March 31, 2023.
16 - Share-based Compensation
The Company had the following share-based payment arrangements during the periods presented:
Restricted Share Units—The Arm Limited All Employee Plan 2019 (“2019 AEP”)
In December 2019, an RSU plan was established for all employees of the Company. Vesting of these RSUs under the 2019 AEP requires the continuous service of the employees through the vesting date, is subject to the achievement of a market condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. The Company also maintains a subplan for employees of its subsidiary, Arm Israel, in which RSUs will be settled in cash at the vesting. Employees may elect not to participate in the 2019 AEP. For all periods presented prior to IPO, a change in control or an initial public offering is generally not considered probable until it has occurred. These awards were expected to be cash settled and therefore were liability-classified. Post-IPO, the 2019 AEP vested on the occurrence of an “exit event” to the extent that the relevant vesting hurdle was met or exceeded. As of October 25, 2023, the Company had determined that the market condition for the 2019 AEP had been met and, therefore, all awards under the 2019 AEP Plan

Arm Holdings plc
Notes to Consolidated Financial Statements
vested at 100% in March 2024. The equity-classified awards were settled in ordinary shares of the Company at the vesting date and neither carry rights to dividends nor voting rights. The liability-classified awards for Arm Israel were settled in cash. The awards were forfeited if an employee left the Company before the RSUs vested. For all periods presented, the aggregate nominal amount of shares over which the Company’s Remuneration Committee may grant awards under the 2019 AEP was limited so that it does not exceed at any time an amount equal to 2.2 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. We did not grant further awards under this plan after IPO. As of March 31, 2024, all RSUs under this plan vested and were settled. As of March 31, 2023 and 2022, 11,601,185 and 13,507,360 RSUs were outstanding, respectively.
For the fiscal years ended March 31, 2024, 2023 and 2022, the Company recognized $515.7 million, $56.0 million and $30.8 million of share-based compensation cost, respectively, and $114.1 million, $11.6 million and $5.4 million of tax benefit associated with these awards, respectively. As of March 31, 2023, $114.2 million was recognized as a liability for the liability-classified RSUs under the 2019 AEP in the non-current portion of accrued compensation and share-based compensation on the Consolidated Balance Sheets related to awards that were liability-classified pre-IPO.
For the fiscal year ended March 31, 2024, the Company had $18.2 million payments arising from normal course vesting events for liability-classified share-based awards, representing the fair value of the vested RSUs. For the fiscal year ended March 31, 2023, liability-classified share-based awards paid were $15.9 million related to the RSUs that had vesting conditions accelerated pursuant to restructuring activities, of which $11.8 million of share-based compensation cost was recognized in the fiscal year ended March 31, 2023. The Company did not have any payments arising from normal course vesting events for liability-classified share-based awards for the fiscal years ended March 31, 2023 and 2022. The fair value of RSUs vested for the fiscal year ended March 31, 2023 was $16.2 million.
In connection with the IPO, all RSUs previously issued under the 2019 AEP were modified to be settled in ordinary shares of the Company except for those awards granted to employees of Arm Israel. For those RSUs to be settled in ordinary shares, the Company accounted for this change as a modification in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”) and changed the classification of the awards from liability-classified to equity-classified. During the fiscal year ended March 31, 2024, as a result of the modification, the Company reclassified $306.6 million from the non-current portion of accrued compensation and share-based compensation to additional paid-in capital on the Consolidated Balance Sheets. The modification resulted in the incremental and accelerated share-based compensation cost of $217.2 million at the modification date which affected 5,251 employees. For the remaining RSUs granted to employees of Arm Israel, these awards remain liability-classified and the Company remeasured the RSUs at fair value at each reporting period through the date of settlement.
During the period starting from May 2022 through June 2022, the Company’s remuneration committee modified the terms of the 2019 AEP to accelerate the vesting for approximately 435 employees affected by restructuring activities initiated in the fiscal year ended March 31, 2022. The affected participants of the plan were provided the option to i) settle all unvested RSUs for a cash payment equivalent to the product of (a) a fixed amount as determined by the Company’s Remuneration Committee (b) 50% of the number of RSUs held by the participant, or ii) retain the RSUs until they become vested pursuant to the original vesting terms. The Company accounted for this acceleration as a modification of vesting in connection with a settlement which resulted in the recognition of incremental share-based compensation cost. For the fiscal year ended March 31, 2023, the Company recognized incremental share-based compensation cost of $11.8 million related to the cash receipt option and $2.2 million related to the RSUs retention option.

Arm Holdings plc
Notes to Consolidated Financial Statements
The table below identifies the award activity under the 2019 AEP:

	Awards	Weighted Average Fair Value Per Award (1)
Outstanding as of March 31, 2023	11,601,185	$54.47
Granted	2,603	$54.51
Vested	(11,358,553)	$55.43
Cancelled and forfeited	(245,235)	$54.51
Outstanding and expected to vest as of March 31, 2024	—	$—
(1)As of March 31, 2023, 2019 AEP outstanding awards were liability-classified with a weighted average fair value per RSU of $23.33, representing total fair value of $270.7 million. For periods presented prior to the IPO, the average grant date fair value per award represents the modification fair value at IPO.
For the periods prior to IPO, the weighted average fair value of the RSUs was measured using the Monte Carlo simulation model. The Monte Carlo methodology incorporates into the valuation all possible outcomes that could result in the vesting of the awards. Where relevant, the expected term used in the model has been adjusted based on the Company’s best estimate for the effects of non-transferability and exercise restrictions (including the probability of meeting market conditions attached to the RSUs).
The following table presents the assumptions used for the RSUs under the 2019 AEP for the relevant periods:

	Fiscal Year Ended March 31,
	2024	2023	2022
Weighted average share price	$56.10	$41.51	$39.27
Expected volatility until liquidity event	40%	40%	35%
Time to liquidity event	0.5	0.5	1.0
Dividend yield	0.00%	0.00%	0.00%
Risk free interest rate	5.52%	4.94%	1.60%
Restricted Share Units—Executive IPO Plan (“2019 EIP”)
In April 2020, a RSU plan was put in place for certain of our executive officers. The vesting of these RSUs under the 2019 EIP requires the continuous service of the employees through the vesting date, was originally subjected to the achievement of a market-condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. At inception of the plan, the market condition target was tied to the valuation of the Company upon vesting. In September 2022, the Company modified the 2019 EIP to remove the market conditions. Employees may elect not to participate in the 2019 EIP. For all periods presented prior to IPO, a change in control or an initial public offering is generally not considered probable until it has occurred. These awards were expected to be cash settled and therefore were liability-classified. In connection with the IPO, the 2019 EIP awards vested and were settled in ordinary shares of the Company and neither carry rights to dividends nor voting rights. The awards were forfeited if an employee left the Company before the RSUs vested. For all periods presented, the aggregate nominal amount of shares over which the Company’s Remuneration Committee may grant awards under the 2019 EIP was limited so that it does not exceed at any time an amount equal to 0.3 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. We did not grant further awards under this plan after IPO. As of March 31, 2024, all RSUs under this plan vested and were settled. As of March 31, 2023 and 2022, 192,999 and 903,925 RSUs were outstanding, respectively.
For the fiscal years ended March 31, 2024, 2023 and 2022, the Company recognized $6.2 million, $0.1 million and $(0.5) million, respectively, of share-based compensation cost (credit) associated with these awards. The share-based

Arm Holdings plc
Notes to Consolidated Financial Statements
compensation cost decrease in the fiscal year ended March 31, 2023 was attributable to the replacement awards issued in December 2022 and executive departures. The share-based compensation credit for the fiscal year ended March 31, 2022 was attributable to executive departures. For the fiscal year ended March 31, 2024, the income tax benefit recorded in connection with awards under the 2019 EIP Plan was $1.6 million. For the fiscal year ended March 31, 2023, the income tax expense recorded in connection with awards under the 2019 EIP Plan was $0.4 million. For the fiscal year ended March 31, 2022, the Company did not record any income tax benefit or expense in connection with awards under the 2019 EIP. As of March 31, 2023, $3.6 million was recognized as a liability for the liability-classified RSUs under the 2019 EIP in the non-current portion of accrued compensation and share-based compensation on the Consolidated Balance Sheets related to awards that were liability-classified pre-IPO. The Company did not have any payments for liability-classified share-based awards under the 2019 EIP Plan for the fiscal years ended March 31, 2024, 2023 and 2022.
In September 2022, the Company modified the 2019 EIP to remove the market conditions which were tied to the valuation of the Company upon the vesting of the RSUs. All other terms under the 2019 EIP remained unchanged as a result of this modification and the RSUs remained as liability-classified awards. The incremental share-based compensation cost was measured as the excess of the fair value of the modified RSUs over the fair value of the original RSUs immediately before their terms were modified at modification. As of the modification date, incremental share-based compensation cost recognized was $4.5 million.
In December 2022, the Company’s Remuneration Committee approved the cancellation of 355,463 outstanding RSUs issued to an executive participant under the 2019 EIP in exchange for a fixed monetary $20.0 million special RSU award (“Special RSU Award”) issued under the 2022 Arm Limited RSU Award Plan. The incremental compensation cost of both the 2019 EIP and the Special RSU Award combined was measured by comparing the fair value of the award immediately before and after the modification. The Company accounted for this acceleration for the modification as a cumulative adjustment to the liability. As of the modification date, the net incremental compensation cost for the modified award was $4.1 million.
In connection with the IPO, all RSUs previously issued under the 2019 EIP were modified to be settled in ordinary shares of the Company. The Company accounted for this change as a modification in accordance with ASC 718 and changed the classification of the awards from liability-classified to equity-classified. During the fiscal year ended March 31, 2024, as a result of the modification, the Company reclassified $5.7 million from non-current portion of accrued compensation and share-based compensation to additional paid-in capital on the Consolidated Balance Sheets. Upon the IPO, the awards under the 2019 EIP vested and the Company recognized accelerated share-based compensation cost of $4.1 million for awards outstanding prior to the IPO.
The table below identifies the award activity under the 2019 EIP:

	Awards	Weighted Average Fair Value Per Award (1)
Outstanding as of March 31, 2023	192,999	$51.00
Vested	(192,999)	$51.00
Outstanding and expected to vest as of March 31, 2024	—	$—
(1)As of March 31, 2023, 2019 EIP outstanding awards were liability-classified with a weighted average fair value per RSU of $37.43, representing total fair value of $7.2 million. For periods presented prior to the IPO, the average grant date fair value per award represents the modification fair value at IPO.
For the fiscal year ended March 31, 2022, the weighted average fair value of the RSUs was measured using the Monte Carlo simulation model. The Monte Carlo methodology incorporates into the valuation all possible outcomes that could result in the vesting of the awards. Where relevant, the expected term used in the model has been adjusted based on Company’s best estimate for the effects of non-transferability and exercise restrictions (including the probability of meeting market conditions attached to the RSUs).

Arm Holdings plc
Notes to Consolidated Financial Statements
The following table presents the assumptions used for the RSUs under the 2019 EIP for the fiscal year ended March 31, 2022:

Weighted average share price	$39.27
Expected volatility until liquidity event	35%
Time to liquidity event	1.0
Dividend yield	0.00%
Risk free interest rate	1.60%
The inputs used for both the discounted cash flow approach and the Monte Carlo simulation model are the same as those used for the 2019 AEP for the fiscal year ended March 31, 2022. The fair value of the RSUs is adjusted for the different market conditions for each share-based plan for the fiscal year ended March 31, 2022.
For the fiscal year ended March 31, 2023 and prior to the IPO in fiscal year ended March 31, 2024, the Company used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in income approach considers historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.
The following table presents the assumptions used for the RSUs under the 2019 EIP for the fiscal year ended March 31, 2023:

Average share price	$41.51
Transaction costs	2.50%
Time to liquidity event (in years)	0.5
Discount for lack of marketability	7.50%
Phantom Share Scheme (Cash-Settled)
In April 2017, a cash-settled share-based payment plan was put in place for certain of our executive officers. Under this plan, the employees are granted a cash award annually on April 1, which vests over a three-year service period subject to continuous service and satisfaction of certain Company performance conditions. The cash amount which the employee is entitled to receive if employed at the end of the three-year period is directly linked to the share price of the Company’s ultimate parent, SoftBank Group. The number of Phantom Shares that vest is also linked to certain Company strategic performance conditions. The strategic performance conditions are non-market based vesting conditions and, as a result, the conditions do not affect the fair value of Phantom Shares at each reporting date.
The strategic performance conditions are operational in nature and measure performance in areas such as product development, customer design wins and market share across different technologies and markets. The conditions are linked directly to the Company’s strategic objectives, rather than any financial or other measures.
As of March 31, 2024 and 2023, there were no Phantom Shares outstanding. As of March 31, 2022, 64,862 Phantom Shares were outstanding. The Company recognized share-based compensation credit of $0.5 million and $3.1 million in connection with Phantom Shares for the fiscal years ended March 31, 2023 and 2022, respectively. The share-based compensation credit for the fiscal years ended March 31, 2023 and 2022 was attributable to executive departures. There was no tax expense or benefit recorded for the fiscal year ended March 31, 2023. The tax expense recorded for the Phantom Shares was $0.5 million for the fiscal year ended March 31, 2022.
The Phantom Shares are required to be settled in cash and therefore are recorded on the Consolidated Balance Sheets as a liability until settled. For the fiscal years ended March 31, 2023 and 2022, liability-classified share-based awards paid totaled $1.5 million and $7.1 million, respectively. For the fiscal years ended March 31, 2023 and 2022, the total number of Phantom Shares vested were 27,503 and 32,198, respectively. The fair value of Phantom Shares measured at each reporting date was $38.84 and $39.83 for the fiscal years ended March 31, 2023 and 2022, respectively. The fair value of the

Arm Holdings plc
Notes to Consolidated Financial Statements
Phantom Shares vested were $1.1 million and $1.5 million for the fiscal years ended March 31, 2023 and 2022, respectively. As of March 31, 2023, $1.1 million was recognized as a liability for the Phantom Shares in accrued compensation and benefits and share-based compensation on the Consolidated Balance Sheets. For the fiscal year ended March 31, 2024, the Company paid $0.9 million for vested Phantom Shares. The variance between the amount paid and accrued as of March 31, 2023 was driven by foreign exchange differences as participants were paid in foreign denominated currencies. As of March 31, 2024, the Company did not have any unpaid amounts in relation to vested Phantom Share awards.
Restricted Share Units – 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”)
In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”) and to grant two types of executive awards to certain of the Company’s executive officers (such awards, the “Annual Awards” and “Launch Awards” and collectively, the “Executive Awards”). The All Employee Awards and Executive Awards were historically disclosed separately due to pre-IPO presentation differences related to classification, but are now disclosed together as post-IPO all are equity-classified, as discussed in more detail below. The All Employee Awards vest in tranches, require continuous service through the vesting date, and are subject to graded vesting over time. At the time of issuance, the Company intended to settle the All Employee Awards in ordinary shares at the vesting date, and such RSU awards were accounted for as equity-classified awards. Launch Awards vest in tranches and require continuous service through the vesting dates and are subject to graded vesting over a period of three years. Annual Awards include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the Annual Awards vest over a three-year period. The Annual Awards that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original fixed monetary amount of the award depending on the achievement of annual performance metrics. The 2022 RSU Plan allows for either cash or share settlement of the RSU awards by tranche at the discretion of the remuneration committee of the Company’s Board of Directors (the “Remuneration Committee”). For all periods presented, the aggregate nominal amount of shares over which the Company’s Remuneration Committee may grant awards under the 2022 RSU Plan will be limited so that it does not exceed at any time an amount equal to 4.0 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. We did not grant further awards under this plan after IPO.
In November 2022, the Company issued Executive Awards under the 2022 RSU Plan. These entitled participants to a fixed amount of cash or, upon the occurrence of a change in control or an initial public offering, a variable number of ordinary shares of the Company equal to a fixed amount of cash, at the discretion of the Remuneration Committee. Executive Awards granted were originally accounted for as liability-classified awards and upon the IPO, each Executive Award was converted into a variable number of shares based on the closing ADS price of the Company at the IPO date. The table below shows the Company’s commitment for potential payments and the liability recognized as of March 31, 2023:

	Fiscal year ended
	March 31, 2023
Type of Executive Award (in millions)	Potential Fixed Monetary Amount	Accrued Liability (1)
Launch Awards	$80	$23
Annual Awards	15	9
Total	$95	$32
(1)    Includes the amount recorded for performance-based awards that were probable of achievement.
In November 2022, the Company determined that it would settle the first tranche of the All Employee Awards outstanding that vested in March and May 2023 by paying cash instead of issuing shares. Other than the change in intent regarding form of settlement, no other terms or conditions regarding the RSUs were changed. The Company accounted for this change as a modification in accordance with ASC 718 and reclassified the affected portion of the award from equity to liability and remeasured the award at fair value at each reporting period through the date of settlement with consideration

Arm Holdings plc
Notes to Consolidated Financial Statements
that total compensation cost cannot be less than the grant-date fair-value-based measure of the original award. As a result of the modification, the Company recognized $2.1 million of incremental share-based compensation cost at the time of the modification and recorded $31.7 million as a reclassification from equity to liability upon modification. 5,539 of employees were affected by this modification.
The 2022 RSU Plan provides vesting schedules applicable prior to and after an IPO. Upon the IPO, the All Employee Awards under the 2022 RSU Plan were accounted for using the vesting schedules applicable after an IPO which resulted in an acceleration of compensation cost. The Company accounted for the changes as a modification in accordance with ASC 718 and recorded $17.7 million of accelerated share-based compensation cost at the modification date which affected 5,041 employees.
In connection with the IPO, all Executive Awards previously issued under the 2022 RSU Plan were modified to be settled in ordinary shares of the Company. Given the awards were no longer expected to be settled in cash but rather expected to be settled in ordinary shares based on the IPO price of $51.00 per ADS, the modification resulted in a change to the classification of the Executive Awards from liability-classified to equity-classified. The Company accounted for this change as a modification in accordance with ASC 718. As a result of the modification, the Company reclassified $9.1 million and $20.2 million in current portion of accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation, respectively, to additional paid-in capital on the Consolidated Balance Sheets. The modification resulted in an issuance of 1,875,202 RSUs equal to the fixed monetary amount of all Executive Awards outstanding under the 2022 RSU Plan. Upon the occurrence of the IPO, the Company recognized accelerated share-based compensation cost of $9.8 million, for which the service-based vesting condition was satisfied or partially satisfied, at the modification date which affected 14 employees. As of March 31, 2024, all the 2022 RSU Plan awards were expected to be settled in ordinary shares at the vesting date.
The table below identifies the award activity under the 2022 RSU Plan:

	Awards(1)	Weighted Average Grant Date Fair Value Per Award(1)
Outstanding as of March 31, 2023	11,129,734	$35.87
Executive Awards converted from liability awards	1,875,202	$51.00
Granted	17,134,484	$43.68
Vested (2)	(6,751,502)	$37.47
Cancelled and forfeited	(631,500)	$40.27
Outstanding and expected to vest as of March 31, 2024	22,756,418	$42.30
(1)    Awards and weighted average grant date per share exclude shares related to Annual Awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan. For periods presented prior to the IPO, the average grant date fair value per award represents the modification fair value at IPO.
(2)     Includes 351,022 liability-classified awards vested and settled in cash in the fiscal year ended March 31, 2024.
As of March 31, 2023, the total liability-classified RSUs that are expected to vest were 284,036 with a weighted average fair value per RSU of $40.47. For the fiscal year ended March 31, 2024, the Company paid $269.0 million arising from the normal vesting of liability-classified share-based awards under the 2022 RSU Plan. All liability-classified awards under the 2022 RSU Plan were vested as of August 15, 2023 and were paid as of September 30, 2023. For the fiscal years ended March 31, 2024 and 2023, share-based compensation cost of $521.6 million and $267.0 million, respectively, was recognized in connection with all awards issued under the 2022 RSU Plan. Tax benefits recorded in connection with the 2022 RSU Plan for the fiscal years ended March 31, 2024 and 2023 were $89.2 million and $36.6 million, respectively. As of March 31, 2023, the Company recognized $1.9 million, $253.1 million, and $13.8 million in additional paid-in capital, accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation, respectively, on the Consolidated Balance Sheets. As of March 31, 2024, there was

Arm Holdings plc
Notes to Consolidated Financial Statements
$693.9 million total unrecognized compensation expense related to all awards issued under the 2022 RSU Plan expected to be recognized over a weighted-average period of 0.8 years and there were no liability-classified RSUs under the 2022 RSU Plan.
For the fiscal year ended March 31, 2023 and prior to the IPO in fiscal year ended March 31, 2024, the Company used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in the income approach considers historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.
The following table presents the assumptions used for the RSUs under the 2022 RSU Plan for the relevant periods:

	Fiscal Year Ended March 31,
	2024	2023
Average share price	$44.52 - $48.18	$35.16 - $39.67
Transaction costs	2.5%	2.5%
Present value per RSU	$43.40 - $46.98	$33.13 - $39.67
Time to liquidity event (in years)	0.5 - 1.0	0.5 - 0.9
Discount for lack of marketability	0.00% - 7.50%	0.00% - 7.50%
The Arm Non-Executive Directors RSU Award Plan (“NED Plan”)
In September 2022, the Company established the NED Plan for non-executive directors. The RSU awards issued under the NED Plan (the “NED Awards”) are subject to time-based vesting and continued service of the non-executive directors. The NED Plan allows for either cash or share settlement of the awards at the discretion of the Company’s Remuneration Committee. As of March 31, 2024, the Company accounted for the NED Awards as equity-classified awards. As of March 31, 2023, the Company accounted for the NED awards as liability-classified awards.
The number of RSUs granted and outstanding for the fiscal years ended March 31, 2024 and 2023 was 31,806 and 13,340. For the fiscal year ended March 31, 2023, the share-based compensation cost and liability recognized was immaterial to the Consolidated Income Statements and Consolidated Balance Sheets, respectively. For the fiscal year ended March 31, 2024, the share-based compensation cost was immaterial to the Consolidated Income Statements and no liability was recognized on the Consolidated Balance Sheets as the awards are now equity-classified.
Omnibus Incentive Plan
In August 2023, the Company’s board of directors adopted the Omnibus Incentive Plan (the “Omnibus Incentive Plan”) which became effective in September 2023. The Omnibus Incentive Plan allows for the grant of incentive awards to employees, executive directors, and non-employees, including non-employee directors and consultants of the Company and its subsidiaries. Participants may elect not to participate in the plan. The types of incentive awards granted under the Omnibus Incentive Plan is determined by the Company’s board of directors and the Remuneration Committee, and the Omnibus Incentive Plan allows for the grant of stock options, share appreciation rights (“SARs”), restricted shares, RSUs, performance stock units (“PSUs”), other awards of cash, shares or other property (which may include a specified cash amount that is payable in cash or shares, or awards tied to the appreciation in the value of shares), dividends and dividend equivalents. Vesting conditions applicable to awards may be based on continued service, achievement of company, business unit or other performance objectives, or such other criteria as the Remuneration Committee may establish. The maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan as approved at the time of adoption of the Omnibus Incentive Plan was equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our Board of Directors or our Remuneration Committee. No more than 20,500,000 ordinary shares may be issued under the Omnibus Incentive Plan upon the exercise of incentive stock options.

Arm Holdings plc
Notes to Consolidated Financial Statements
In October 2023, the Company started to grant RSUs and PSUs under the Omnibus Incentive Plan to employees, including executives of the Company. The RSUs and PSUs granted neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. The Omnibus Incentive Plan allows for either cash or share settlement of the awards by tranche, if applicable, at the discretion of the Remuneration Committee. At the time of issuance, the Company intended to settle the RSUs and PSUs in shares at the vesting date and such awards are accounted for as equity-classified awards. The RSUs were granted to existing employees and new hires of the Company and its subsidiaries, Arm Israel and Arm France SAS and vest in tranches, require continuous service through the vesting date and are subject to graded vesting over a period of three years. RSUs granted to employees and new hires of subsidiaries in Israel and France substantially share the same terms as the existing RSUs under the 2022 RSU Plan with differences limited to the vesting schedules. PSUs were awarded to executives of the Company and include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the PSUs vest over a three-year period. The PSUs that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original award amount depending on the achievement of annual performance metrics.
Except for performance awards with specific performance criteria, the Company recognizes share based compensation cost using the straight-line method over the requisite service period of the award, net of estimated forfeitures. Awards are forfeited if an employee leaves the Company before the awards vest. For all periods presented, the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan is equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by the Company’s board of directors or the Remuneration Committee. No more than 20,500,000 ordinary shares may be issued under the Omnibus Incentive Plan upon the exercise of incentive stock options.
The table below identifies all award activity under the Omnibus Incentive Plan:

	Awards(1)	Weighted Average Grant Date Fair Value Per Award(1)
Outstanding as of March 31, 2023	—	$—
Granted	1,941,165	$68.14
Vested	(50,784)	$71.03
Cancelled and forfeited	(11,105)	$57.01
Outstanding and expected to vest as of March 31, 2024	1,879,276	$68.13
(1)    Awards and weighted average grant date per share exclude shares related to PSUs that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
The Company uses the closing ADS price of the Company on the date of grant as the fair value of awards. For the fiscal year ended March 31, 2024, $25.2 million of share-based compensation cost and $4.7 million of tax benefit was recognized in connection with the equity-classified awards issued under the Omnibus Incentive Plan. As of March 31, 2024, there was $106.7 million of total unrecognized compensation cost expected to be recognized over a weighted-average period of 1.1 years.

Arm Holdings plc
Notes to Consolidated Financial Statements
Share-based Compensation Cost
A summary of share-based compensation cost recognized in the Consolidated Income Statements is as follows:

	Fiscal Year Ended March 31,
(in millions)	2024	2022	2022
Cost of sales	$41	$12	$1
Research and development	728	212	18
Selling, general and administrative	301	102	7
Total	$1,070	$326	$26
No share-based compensation cost was capitalized for the fiscal years ended March 31, 2024, 2023 and 2022.
17 - Income Taxes
The components of income before provision for income taxes are as follows:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
United Kingdom	$139	$427	$608
Foreign	73	244	178
Income from continuing operations before income taxes	$212	$671	$786
The (expense) benefit for income taxes consists of the following:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Current:
United Kingdom	$2	$(87)	$(44)
Foreign	(178)	(94)	(146)
Total current tax (expense) benefit	$(176)	$(181)	$(190)
Deferred:
United Kingdom	$114	$25	$(53)
Foreign	156	9	133
Total deferred tax (expense) benefit	$270	$34	$80
Total income tax (expense) benefit	$94	$(147)	$(110)

Arm Holdings plc
Notes to Consolidated Financial Statements
A reconciliation of the tax (expense) benefit at the United Kingdom statutory income tax rate to the actual tax (expense) benefit is as follows:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Income tax (expense) benefit at statutory rate	$(53)	$(127)	$(149)
Foreign tax rate differential	(14)	(2)	8
Research and development tax credits	94	37	25
Change in valuation allowance	(4)	(5)	22
Non-deductible/non-taxable items	(3)	(3)	3
Patent box benefit	(4)	25	69
Impact of U.K. rate change	(3)	(2)	(64)
Withholding tax	(122)	(72)	(32)
Gains exempt from U.K. tax	(3)	2	8
Windfall tax benefit associated with share-based compensation	206	—	—
Income tax (expense) benefit	$94	$(147)	$(110)
Income tax (expense) benefit reported in the Consolidated Income Statements	94	(147)	(110)
Income tax (expense) benefit attributable to discontinued operations	—	—	(28)
For the fiscal years ended March 31, 2024, 2023, and 2022, income tax (expense) benefit was $93.8 million, $(146.8) million, and $(109.7) million, respectively. For the fiscal years ended March 31, 2024, 2023, and 2022, the income tax (expense) benefit as a percentage of income before taxes was 44%, (22)%, and (14)%, respectively.
The effective rate decreased compared to the same period last year primarily due to windfall tax benefits associated with share-based compensation arising in the last quarter of the fiscal year ended March 31, 2024.
The significant components of deferred tax assets and liabilities is as follows:

	As of March 31,
(in millions)	2024	2023
Lease liability	$19	$13
Fixed assets	27	23
Tax losses and R&D tax credits	408	147
Equity investments	9	7
Share-based compensation	28	30
Reserves and other liabilities	23	27
Total gross deferred tax assets	514	247
Less: Valuation allowance	(25)	(21)
Total deferred tax assets, net of valuation allowance	489	226
Right of use assets	(18)	(12)
Acquired intangibles	(5)	(6)
Outside basis differences	(106)	(110)
Hedging reserve	—	(3)
Contract liabilities	(213)	(218)
Total deferred tax liabilities	(342)	(349)
Net deferred tax assets (liabilities)	$147	$(123)

Arm Holdings plc
Notes to Consolidated Financial Statements
As of March 31, 2024, the Company had a United Kingdom corporate tax loss carryforward of $376.6 million ($94.2 million tax effected) and U.K. R&D Expenditure Credits of $70.6 million. These tax losses have no expiration date. The Company has U.S. federal net operating loss carryforwards of approximately $348.7 million ($73.2 million tax effected) of which $340.1 million has no expiration date and $8.7 million ($1.8 million tax effected) will expire between fiscal years 2033 and 2038 if not utilized. The Company also has a tax asset in respect of state net operating losses of $195.4 million ($12.5 million tax effected, net of federal benefit) which will expire by fiscal year 2044 if not utilized. The Company has U.S. Federal tax credit carryforwards of $120.5 million which will expire between 2033 and 2044. In addition, the Company has state tax credits of $59.9 million ($47.8 million net of federal benefit) of which $26.9 million has no expiration date and $33.0 million will expire between 2033 and 2044.
As of March 31, 2024, the Company has provided a valuation allowance on certain U.K. tax losses and U.S. State research and development tax credits. This is based on an analysis of historical taxable income, the projected reversal of deferred tax liabilities, projected taxable income and tax planning strategies. The Company believes, more likely than not, that it will have sufficient taxable income to utilize its remaining deferred tax assets.
Utilization of the U.S. federal net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986, as amended, and similar state provisions. Such annual limitations could result in the expiration of the net operating loss and tax credit carryforwards before their utilization. The events that may cause ownership changes include, but are not limited to, a cumulative stock ownership change of greater than 50% over a three-year period.
The following table reflects changes in gross unrecognized tax benefits:

	Fiscal Year Ended March 31,
(in millions)	2024	2023	2022
Gross unrecognized tax benefits—April 1	$62	$54	$75
Gross increases—tax positions in prior period	5	6	2
Gross decreases—tax positions in prior period	(1)	—	—
Gross increases—tax positions in current period	19	7	6
Settlements	—	(1)	(28)
Lapse of statute of limitations	(1)	(1)	—
Foreign exchange	(1)	(3)	(1)
Gross unrecognized tax benefits— March 31	$83	$62	$54
Included in the balance of unrecognized tax benefits as of March 31, 2024, 2023 and 2022, are $71.9 million, $56.3 million, and $43.6 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.
The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company recognized expense of $1.8 million, $0.8 million, and $0.7 million for interest and penalties associated to income tax liabilities as of March 31, 2024, 2023 and 2022, respectively. As of March 31, 2024, 2023 and 2022, the Company had total accrued interest and penalties of $15.5 million, $14.2 million, and $15.8 million, respectively, which is included in other non-current liabilities on the Consolidated Balance Sheets.
While the Company believes it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the position. Accordingly, provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of March 31, 2024, the Company has not identified any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.
The Company is subject to taxation in the United Kingdom and various states and foreign jurisdictions. As of March 31, 2024, the Company is no longer subject to examination by the United Kingdom tax authorities for the fiscal years ended March 31, 2018 or earlier. U.S. Federal returns for the calendar year ended December 31, 2003 and later periods are subject

Arm Holdings plc
Notes to Consolidated Financial Statements
to audit with the exception of the calendar years ended December 31, 2010 to December 31, 2012, December 31, 2015 and December 31, 2016.
18 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations:

	Fiscal Years Ended March 31,
(in millions, except shares and per share amounts)	2024	2023	2022
Income (loss) attributable to ordinary shareholders — basic and diluted
Net income from continuing operations	$306	$524	$676
Net loss from discontinued operations	—	—	(127)
Net income (loss)	$306	$524	$549
Weighted average ordinary shares used to calculate income (loss) per share — basic (1)	1,027,443,122	1,025,234,000	1,025,234,000
Equity-classified shared-based awards	17,053,910	2,271,008	—
Weighted average ordinary shares used to calculate income (loss) per share — diluted	1,044,497,032	1,027,505,008	1,025,234,000
Income (loss) per share attributable to ordinary shareholders — basic
Net income from continuing operations	$0.30	$0.51	$0.66
Net loss from discontinued operations	—	—	(0.12)
Net income (loss) per share - basic	$0.30	$0.51	$0.54
Income (loss) per share attributable to ordinary shareholders — diluted
Net income from continuing operations	$0.29	$0.51	$0.66
Net loss from discontinued operations	—	—	(0.12)
Net income (loss) per share - diluted	$0.29	$0.51	$0.54
(1) For the fiscal year ended March 31, 2024, includes weighted average ordinary shares for vested securities without restrictions that were not issued and outstanding as of the end of the reporting period.
The following table presents securities that were excluded from the computation of diluted net income (loss) per ordinary share because the effect of including the securities would have been anti-dilutive:

	Fiscal Year Ended March 31,
	2024	2023	2022
Restricted stock units (1)	254,189	16,870,903	14,230,025
Executive awards (2)	—	546,262	—
Total	254,189	17,417,165	14,230,025
(1)    RSUs exclude certain awards which require cash settlement and do not allow for share settlement; however, for reporting periods prior to the IPO, RSUs include securities where change in control or the IPO was not probable to occur, and settlement was expected in cash upon the passage of time.
(2)Executive awards include amounts associated with the Annual Awards and Launch Awards. Prior to the IPO, these awards entitled participants to fixed monetary amounts where the quantity of securities was calculated based on the total fixed monetary amount divided by the closing average market price of ordinary shares. Upon the IPO, these awards entitle participants to a fixed number of ordinary shares calculated based on the total fixed monetary amount divided by the IPO price.

Arm Holdings plc
Notes to Consolidated Financial Statements
19 - Commitments and Contingencies
Litigation
From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. Because the results of any litigation or other legal proceedings are uncertain, our financial position, results of operations or cash flows could be materially affected by an unfavorable resolution of one or more of these proceedings, claims, or demands. However, management does not currently believe the ultimate resolution of any pending legal matters is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss. In the fiscal year ended March 31, 2023, the Company recorded a loss contingency related to an offer made by the Company to pay $40.0 million in respect of ongoing contractual disputes between the Company and a non-top five customer. That particular customer’s claims arose from a contract dating to a very early period in the Company’s history and that contract is both non-standard and significantly dissimilar from other customers’ contracts. On September 15, 2023, the Company reached an agreement, in which both parties resolved all contractual disputes and reached a mutual understanding of the contractual rights and obligations under the licensing arrangement. As a result, no amount of cash was paid by the Company to the customer with such agreement. The settlement agreement provided alignment of the rights and obligations which were previously agreed with the non-top five customer. In September 2023, the liability for litigation was reversed resulting in a reduction of selling, general and administrative by $40.0 million.
No other material amounts related to litigation settlements were recognized in the fiscal years ended March 31, 2024, 2023 and 2022.
Purchase Obligations
In the normal course of business, we contract with various third-party service providers for systems and services to perform certain day-to-day business activities. During the fiscal year ended March 31, 2024 the Company entered into a non-cancelable purchase commitment with our cloud computing web services provider with a total purchase commitment of $340.0 million for the period from July 2023 through June 2029. As of March 31, 2024, the total remaining contractual obligations are approximately $298.0 million, of which $37.0 million is for the next 12 months.
Kronos Guarantee from the Prior SoftBank Group Facility
In March 2022, a wholly owned United Kingdom subsidiary of SoftBank Group Corp. (“SoftBank Group”), Kronos I (UK) Limited (“Kronos”), was created for the purpose of SoftBank Group arranging a non-recourse facility agreement (the “Facility Agreement”) with J.P. Morgan SE as Facility Agent to be secured by its equity interest in the Company. SoftBank Group pledged its ownership interest in the Company by transferring such interest to an entity that sits between Kronos and the Company, and SoftBank Group has no further obligation under the Facility Agreement. In September 2023, prior to the closing of the IPO, SoftBank Group paid the Facility Agreement and the Company’s associated terms, restrictions and guarantee were terminated.
Arduino Guarantee
The Company is guarantor for a $5.4 million credit facility available to Arduino. As of March 31, 2024 and 2023, no claims have been made against the guaranty. The guaranty expired in January 2024 and was extended by 12 months, expiring in January 2025.
20 - Retirement Benefits Plans
The Company contributes to defined contribution plans substantially covering all employees in Europe and the United States, and to government pension plans for employees in Japan, South Korea, Taiwan, Peoples Republic of China, Israel and India. The Company contributes to these plans based upon various fixed percentages of employee compensation, and such contributions are expensed as incurred.

Arm Holdings plc
Notes to Consolidated Financial Statements
For the fiscal years ended March 31, 2024, 2023, and 2022, $96.7 million, $78.4 million, and $77.0 million, respectively, was recorded in the Consolidated Income Statements related to contributions payable to these plans by the Company at rates specified in the rules of the plans. As of March 31, 2024 and 2023, $11.8 million and $9.6 million of contributions due had not been paid over to the plans and was recorded in accrued compensation and benefits and share-based compensation on the Consolidated Balance Sheets.
21 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm China in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.18% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the fiscal years ended March 31, 2024, 2023, and 2022, the Company recognized revenue of $670.8 million, $649.0 million, and $474.2 million, respectively, under the terms of the IPLA, and recognized expenses of $74.1 million, $64.1 million, and $63.5 million, respectively, under a service share arrangement with Arm China. In the fiscal year ended March 31, 2024, the Company recognized $5.5 million of contract termination costs in disposal, restructuring and other operating expenses, net in the Consolidated Income Statements due to a terminated agreement with Arm China for certain software engineering-related services, which was brought in-house.
The Company leases certain assets to Arm China. For the fiscal years ended March 31, 2024, 2023, and 2022, the Company recognized rental income of $1.7 million, $2.0 million, and $1.6 million, respectively, from this lease arrangement. This income is included within the recognized revenue noted in the preceding paragraph.
As of March 31, 2024, the Company had a net receivable of $175.8 million ($181.1 million receivable less $5.3 million payable) from Arm China. As of March 31, 2024, the Company had contract liabilities of $105.7 million relating to Arm China. As of March 31, 2023, the Company had a net receivable of $386.9 million ($400.7 million receivable less $13.9 million payable) from Arm China. As of March 31, 2023, the Company had contract liabilities of $103.4 million relating to Arm China.
See Note 10 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control by SoftBank Group
The Company had revenue transactions, along with accounts receivable and contract liabilities balances, with other entities by virtue of common control by SoftBank Group. For the fiscal years ended March 31, 2024, 2023, and 2022, the Company recognized revenue of $4.4 million, $1.3 million, and $1.5 million, respectively, from other entities controlled by SoftBank Group. As of March 31, 2024, the Company had accounts receivable of $0.8 million, contract assets of $3.1 million, and contract liabilities of $1.6 million. In the fiscal year ended March 31, 2024, the Company distributed its receivable related to the Company’s sale of IoTP to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. As of March 31, 2023, the Company had accounts receivable, other receivables and contract liabilities of $0.5 million, $12.0 million, and $1.6 million, respectively, from other entities controlled by SoftBank Group. The Company also had an immaterial lease with a related party by virtue of common control by SoftBank Group which ended December 31, 2023.
For the fiscal year ended March 31, 2022, from discontinued operations, the Company recognized revenue of $3.6 million and expenses of $0.2 million.
Prior to the distribution of Treasure Data in June 2021, a loan of $50.0 million was issued by SoftBank Vision Fund II, a member of SoftBank Group to Treasure Data. Interest on this loan balance was charged at 2.0% per annum. The loan balance, including accrued interest, was included in the distribution to shareholders of the Company.

Arm Holdings plc
Notes to Consolidated Financial Statements
Refer to Note 5 - Discontinued Operations, for discussion regarding the distribution of Treasure Data and the sale of IoTP by the Company to SoftBank Group Capital Limited in the fiscal year ended March 31, 2022.
Kronos Guarantee from the Prior SoftBank Group Facility
In March 2022, Kronos, an entity under common control of SoftBank, entered into the Facility Agreement which is secured by its interest in the Company. The Company also entered into the Undertaking to confirm and agree to comply with the terms of the Facility Agreement and a Guarantee of the obligations under the Facility Agreement owed by Kronos. Under the terms of the Guarantee, upon an Arm Guarantee Trigger Event, the Guarantee springs into effect, such that any future payment default by Kronos following such date may require performance by the Company if not settled by use of the share collateral or otherwise restructured. In September 2023, Softbank settled the Facility Agreement and the Company’s Undertaking and Guarantee were terminated. See Note 19 - Commitments and Contingencies, for further details on this Guarantee.
Other Equity Investments
The Company has revenue transactions, along with receivable, contract asset and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, for which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) (such investees, “Significant Influence Investees”). For the fiscal years ended March 31, 2024, 2023, and 2022, the Company recognized revenue of $49.3 million, $3.5 million, and $8.5 million, respectively, from Significant Influence Investees. The increased revenue during fiscal year ended March 31, 2024 is due to recognition of amounts associated with a large licensing contract that were previously required to be deferred.
As of March 31, 2024, the Company had accounts receivable and contract assets of $0.2 million and $18.7 million, respectively, related to contracts with Significant Influence Investees. As of March 31, 2024, the Company did not have contract liabilities related to contracts with Significant Influence Investees. As of March 31, 2023, the Company had accounts receivable, contract assets and contract liabilities related to contracts with Significant Influence Investees of $0.5 million, $8.7 million and $30.2 million, respectively.
For the fiscal years ended March 31, 2024, 2023, and 2022, the Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $6.9 million, $0.0 million, and $1.9 million, respectively.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and exhibits significant influence. For the fiscal years ended March 31, 2024, 2023, and 2022, the Company incurred subscription and other costs of $10.6 million, $8.9 million, and $7.9 million, respectively, from Linaro. As of March 31, 2024 and 2023, $1.3 million and $0.3 million, respectively, was recorded in other current liabilities on the Consolidated Balance Sheets.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of March 31, 2024 and 2023, $3.2 million and $4.0 million total purchase consideration, respectively, remained unpaid and was recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets. As a result of the transaction, in the year ended March 31, 2023, the Company derecognized associated net assets and recognized a gain of $3.7 million in other non-operating income (loss), net in the Consolidated Income Statements.

Arm Holdings plc
Notes to Consolidated Financial Statements
Loans to Related Parties
As of March 31, 2024 and 2023, the Company had a loan receivable of $16.2 million and $19.2 million, respectively, with Arduino, a related party and a loan receivable of $3.1 million and $3.0 million, respectively, with Cerfe Labs, Inc, a related party, both of which remain fully impaired. See Note 11 - Financial Instruments, for further details regarding this loan.
As of March 31, 2024 and 2023, the outstanding balance of the convertible promissory note with Ampere, a related party, was $32.4 million and $30.9 million, respectively. The Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere as of March 31, 2024. See Note 10 - Equity Investments, for further details on Ampere.
Other relationships
The Company engaged Raine Securities LLC, a related party, for certain advisory services in connection with the IPO. For the fiscal year ended March 31, 2024, the Company incurred $10.7 million in expenses, of which $5.2 million was reimbursed by the underwriters for the IPO. For the fiscal year ended March 31, 2023, under a separate agreement with Raine Securities LLC, the Company incurred $2.5 million in expenses. As of March 31, 2023, the Company had recorded other current liabilities of $2.5 million. As of March 31, 2024 the Company has settled all liabilities with this related party.
22 - Segment and Geographic Information
The Company has determined its Chief Executive Officer is its chief operating decision maker. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of assessing performance and making resource allocation decisions. Accordingly, the Company has determined that it operates as a single operating and reportable segment.
Refer to Note 4 - Revenue for revenue by geographic region.
Long-lived assets by geographic area are as follows:

	As of March 31,
(in millions)	2024	2023
United Kingdom	$287	$281
United States	90	78
Other countries	43	32
Total	$420	$391
23 - Subsequent Events
On May 21 2024, Arm Technology Investments 2 Limited, an indirect wholly owned subsidiary of Arm, entered into a cornerstone investment agreement with Raspberry Pi Holdings plc (“Raspberry Pi”), which announced on May 15, 2024 its intention to conduct an initial public offering of its ordinary shares (“Raspberry Pi IPO”). Arm has agreed to purchase $35.0 million of Raspberry Pi’s ordinary shares in the Raspberry Pi IPO, subject to customary conditions.

B.    Significant Changes
Not applicable.
Item 9.    The Oﬀer and Listing
A.    Oﬀer and listing details
Our ADSs have been traded on the Nasdaq Global Select Market under the ticker symbol “ARM” since September 14, 2023. Our ordinary shares are not listed on any exchange.
B.    Plan of distribution
Not applicable.
C.    Markets
See “Item 9. The Offer and Listing—A. Offer and Listing Details”, above.
D.    Selling shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the issue
Not applicable.
Item 10.    Additional Information
A.    Share capital
Not applicable.
B.    Memorandum and articles of association
A copy of our Articles of Association, as amended (the “Articles”) is attached to this Annual Report as Exhibit 1.1. The information required by Item 10.B of Form 20-F is set forth in Exhibit 2.3 to this Annual Report and is incorporated herein by reference.
C.    Material Contracts
Since May 29, 2022, the Company has not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report.
D.    Exchange controls
There are no governmental laws, decrees, regulations or other legislation in the U.K. that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the Articles on the right of non-residents to hold or vote shares.

E.    Taxation
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares or ADSs. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire, hold, or dispose of our ordinary shares or ADSs. The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations and the income tax treaty between the U.K. and the U.S. (the “Treaty”), all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect. The following discussion is not binding on the IRS or any court. Thus, we cannot provide any assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.
This discussion applies only to a U.S. Holder that will hold our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local and non-U.S. tax consequences, estate and gift tax consequences, alternative minimum tax consequences, special accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies and certain other financial institutions;
•pension plans;
•U.S. expatriates and certain former citizens or long-term residents of the U.S.;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•brokers, dealers or traders in securities, commodities or currencies;
•tax-exempt entities (including private foundations) or government organizations;
•S corporations, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•regulated investment companies or real estate investment trusts;
•persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons that own or are deemed to own 10% or more of our shares (by vote or value); and
•persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment or fixed base outside the U.S.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is:
•an individual who is a citizen or resident of the U.S.;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state therein or the District of Columbia;

•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
You should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our ADSs or ordinary shares in light of your own particular circumstances, as well as the consequences to you arising under other U.S. federal, state and local tax laws and the laws of any other taxing jurisdiction.
ADSs
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS is treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will generally be recognized upon an exchange of ADSs for ordinary shares.
Taxation of Distributions
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” non-liquidating distributions paid to U.S. Holders on ordinary shares or ADSs, other than certain distributions of ordinary shares or ADSs, will generally be treated as foreign-source dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, including conditions relating to holding period and the absence of certain risk reduction transactions, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” received from a “qualified foreign corporation.” A non-U.S. corporation will generally be considered a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty) or (ii) with respect to any dividend it pays on ordinary shares or ADSs which are readily tradable on an established securities market in the U.S. Our ADSs (but not ordinary shares) are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs continue to be listed on Nasdaq and are regularly traded, we expect to be a qualified foreign corporation for purposes of dividends paid by us with respect to our ADSs constituting qualified dividend income. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into USD. If the dividend is converted into USD on the date of receipt, a U.S. Holder would generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into USD after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.
Sale or Other Taxable Disposition of Ordinary Shares and ADSs
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of our ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in USD. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in USD, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, the U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.
Passive Foreign Investment Company Rules
We will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, certain gains from the sale or exchange of investment property and certain rents and royalties, and cash and cash-equivalents. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income, respectively, of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.
Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended March 31, 2024, and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis by applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot provide any assurances that we will not be a PFIC for the current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status.
If we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years during which such U.S. Holder owns our ordinary shares or ADSs, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and such U.S. Holder has made a “deemed sale” election under the PFIC rules. If such an election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of our ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are a PFIC and cease to be a PFIC and such election becomes available.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives from us and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ordinary shares or ADSs, unless (i) such U.S. Holder makes a “qualified electing fund” election (a “QEF Election”), as discussed below, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC or (ii) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the taxable year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.
If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that also are PFICs (“lower-tier PFICs”) as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to lower-tier PFICs.
We do not currently expect to provide information that would allow a U.S. Holder to make a QEF Election in the event that we or any of our subsidiaries are classified as a PFIC and, therefore, U.S. Holders should assume such election will not be available if we or any of our subsidiaries are a PFIC.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as one of their principal purposes meeting this requirement will be disregarded. Our ADSs (but not ordinary shares) are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs continue to be listed on Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders of our ADSs if we are a PFIC. However, a mark-to-market election may not be made with respect to our ordinary shares as they are not marketable stock.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ADSs over the fair market value of the ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ADSs in any year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our ADSs.
Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report may result in substantial penalties and extend the statute of limitations with respect to the U.S. Holder’s U.S. federal income tax return. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under U.S. Treasury Regulations, certain entities) may be required to report information relating to our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares or ADSs and with respect to their possible obligation to file IRS Forms 926 and/or 8938.
U.K. Taxation
The following section contains a description of certain U.K. tax consequences of the acquisition, ownership and disposal of ADSs (and/or ADRs) and ordinary shares. It is intended only as a general guide to current U.K. tax law and the published practice of HMRC (which is not a statement of law and which may not be binding on HMRC), applying as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect). It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the acquisition, ownership or disposal of ADSs (and/or ADRs) and ordinary shares, or all of the circumstances in which holders of ADSs (and/or ADRs) and ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the Company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the Company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime except as set out above under “Material U.S. Federal Income Tax Considerations for U.S. Holders.”
This section does not cover:
•your chargeable gains position if you are resident in the U.K. for U.K. tax purposes, you are an individual and hold the ADSs and/or ADRs for the purposes of a trade, profession or vocation that you carry on in the U.K. through a branch or agency, or you are a corporation and hold the ADSs and/or ADRs for the purposes of a trade carried on in the U.K. through a permanent establishment in the U.K.; and
•your inheritance tax position if you are domiciled in the U.K. for inheritance tax purposes.
The section below may not relate to certain classes of persons, such as (but not limited to):
•persons who are connected with the Company;

•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities or persons who hold ADSs and/or ADRs otherwise than as an investment;
•persons who have (or are deemed to have) acquired their ADSs and/or ADRs by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis.
Based on published HMRC guidance, we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs and/or ADRs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs AND/OR ADRs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs AND/OR ADRs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
Taxation of Dividends
Dividends paid by the Company in respect of our ordinary shares will not be subject to any withholding or deduction at source for or on account of U.K. tax.
Taxation of Chargeable Gains
A holder of ADSs and/or ADRs which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs and/or ADRs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ADSs and/or ADRs, through a permanent establishment) to which the ADSs and/or ADRs are attributable. However, an individual holder of ADSs and/or ADRs who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of ADSs and/or ADRs during that period may be liable on his or her return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Inheritance Tax
Subject to certain provisions relating to trusts or settlements, an ADS and/or ADR held by an individual shareholder who is domiciled in the U.S. for the purposes of the convention between the U.S. and the U.K. relating to estate and gift taxes (the “Convention”) and who is neither domiciled in the U.K. nor (where certain conditions are met) a U.K. national (as defined in the Convention), will generally not be subject to U.K. inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except where the ADS and/or ADR is part of the business property of a U.K. permanent establishment of the individual or pertains to a U.K. fixed base of an individual who performs independent personal services. In a case where an ADS and/or ADR is subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Convention generally provides for inheritance tax paid in the U.K. to be credited against federal gift or estate tax payable in the U.S., or for federal gift or estate tax paid in the U.S. to be credited against any inheritance tax payable in the U.K., based on priority rules set forth in the Convention.
Stamp Duty and Stamp Duty Reserve Tax

The discussion below is intended as a general and non-exhaustive guide to the current U.K. stamp duty and SDRT position and applies to the holders and acquirers of ADSs and/or ADRs (representing our ordinary shares) wherever resident; however, it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries, and persons connected with clearance services and depositary receipt systems. Such persons may not be liable to U.K. stamp duty or SDRT or may be so liable at a higher rate. Furthermore, such persons may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.
Acquisitions and Subsequent Transfers of ADSs and/or ADRs
Based on HMRC’s published practice, no U.K. stamp duty will be payable on the acquisition or transfer of ADSs and/or ADRs. Furthermore, an agreement to transfer ADSs and/or ADRs will not give rise to a liability to SDRT.
Withdrawals and Subsequent Transfers of ordinary shares
A transfer of ordinary shares (as opposed to ADSs and/or ADRs) will generally be subject to U.K. stamp duty (if the ordinary shares are held in certificated form) or SDRT (if the ordinary shares are held in uncertificated form), in either case at the rate of 0.5% (or potentially 1.5% in certain circumstances) of the amount or value of the consideration paid for the ordinary shares (for example in respect of transfer of ordinary shares or a redeposit of ordinary shares into the ADR program).
Further, SDRT will generally be payable on an unconditional agreement to transfer ordinary shares in certificated form at 0.5% (or potentially 1.5% in certain circumstances) of the amount or value of the consideration for the transfer, but is repayable if, within six years of the date of the agreement, an instrument transferring the ordinary shares is executed.
Therefore, you are strongly encouraged to hold your ADSs (representing ordinary shares) in book-entry form through the facilities of the Depositary Trust Company.
F.    Dividends and paying agents
Not applicable.
G.    Statement by experts
Not applicable.
H.    Documents on display
The SEC maintains a website at www.sec.gov that contains information regarding issuers that file electronically with the SEC, including the Company. We also maintain a corporate website at www.arm.com and make available our annual reports on Form 20-F and current reports on Form 6-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.
I.    Subsidiary Information
Not applicable.
J.     Annual Report to Security Holders
We will file an annual report to security holders under U.K. law and promptly thereafter will furnish such report on Form 6-K via EDGAR.

Item 11.    Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates. See “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies” and “Item 8. Financial Information—Note 12 - Derivatives” in the Notes to the Consolidated Financial Statements included in this Annual Report.
Interest Rate Risk
We are exposed to interest rate risk arising on interest-bearing assets that we hold, including cash and cash equivalents, short-term investments, and loans receivable. As of March 31, 2024, a hypothetical 1% increase or decrease in interest rates would have an approximate $20 million (positive or negative, as applicable) impact on our operating results in the consolidated financial statements for the fiscal year ended March 31, 2024.
Foreign Currency Exchange Risk
We are exposed to foreign exchange risk in respect of our revenue and expenses where our revenue and expenses are denominated in a currency other than the functional currency of the transacting entity. We mitigate a proportion of this risk through the use of currency forward contracts.
Translational exposure arises on the revaluation of net investments in the consolidated financial statements, where these are not denominated in USD and on loans to subsidiaries in currencies other than our functional currency. As of March 31, 2024, a hypothetical 10% increase or decrease in the relative value of USD to British pound sterling would have an approximate $54 million (positive or negative, as applicable) effect on our operating results in the consolidated financial statements for the fiscal year ended March 31, 2024.

Item 12.    Description of Securities Other than Equity Securities
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Information regarding the fees and charges that a holder of our American Depositary Receipts may have to pay, either directly or indirectly, and the fees and other direct and indirect payments made by the depositary to the Company, is set forth below.
Fees and Charges
As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

Service	Fee
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) an exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

Distribution of financial instruments, including, without limitation, securities, other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares and contingent value rights)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

ADS Services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) transferred.

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa) or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the deposit agreement)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) converted.
As an ADS holder, you will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of ordinary shares on the register of members and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing of the ADR program.
ADS fees and charges for (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
On September 18, 2023, we consummated an initial public offering of 102,500,000 American depositary shares, which we refer to herein as ADSs, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments, which we refer to herein as the IPO. Each ADS represents one ordinary share, nominal value £0.001 per share. The offering price for the IPO was $51.00 per ADS, resulting in aggregate gross proceeds of $5,227,500,000. The ADSs sold in the IPO were sold by a wholly owned subsidiary of SoftBank Group, our controlling shareholder. Accordingly, we did not receive any proceeds from the sale of the ADSs in the IPO. We incurred an aggregate of approximately $84 million of expenses in connection with the IPO.
The IPO commenced on September 13, 2023 and did not terminate before all of the securities registered for offer and sale in the registration statement were sold. The effective date of the registration statement (File No. 333-274120) for the IPO was September 13, 2023.
Barclays Capital Inc, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Mizuho Securities USA LLC acted as joint book-running managers for the IPO.
Masayoshi Son, who is a Director and the Chairman of our Board of Directors, is Representative Director, Corporate Officer, Chairman and CEO of SoftBank Group. Accordingly, Mr. Son could be considered to have indirectly received the proceeds of the IPO. Other than SoftBank Group and Mr. Son, none of the net proceeds of the IPO were paid directly or indirectly paid to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.
Item 15.    Controls and Procedures
A.    Disclosure Controls and Procedures
Our management, with the participation of our CEO and chief financial officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of March 31, 2024 and concluded that, as of such date, our disclosure controls and procedures were effective as of March 31, 2024. The purpose of these controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, and that such information is accumulated and communicated to our management, including our CEO and our CFO, to allow timely decisions regarding required disclosures.
Previously Identified Material Weaknesses in Internal Control Over Financial Reporting
In connection with the audit of our financial statements for the fiscal years ended March 31, 2022 and 2021, we identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.
The material weakness identified for the fiscal years ended March 31, 2022 and 2021 and disclosed in the IPO Prospectus, relates to information technology general controls over information systems that are necessary for preparation of our financial statements, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems, (ii) insufficient controls over change management of our information systems and (iii) insufficient controls over monitoring of batch processes. To address the material weakness, in the fiscal year ended March 31, 2023 we implemented a remediation plan which we are continuing to implement in the fiscal year ended March 31, 2024. The remediation plan includes the following activities: (i) improving controls over access rights management, including reviews of current access rights, user roles and access management procedures, (ii) the removal of excessive access rights to ensure that we adequately restrict user access to our financial applications to appropriate company personnel, (iii) expanding change management control procedures for our information systems, and (iv) engaging external experts to support the evaluation, testing and enhancement of our internal controls relating to our information technology systems. The actions that we are taking are subject to ongoing review by our executive management and are subject to the oversight of our Audit Committee. Although we have made considerable progress and intend to complete these remediation activities, we will not be able to fully remediate this material weakness until these steps have been completed, the enhanced processes have been operating effectively for a sufficient period of time and appropriate testing has been performed. We provide no assurances with respect to the timeline for implementing effective remedial measures, and our initiatives may not prove to be successful in remediating the material weakness or preventing additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.
B.    Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
C.    Attestation Report of Independent Registered Public Accounting Firm
This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
D.    Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the fiscal year ended March 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.    [Reserved]
Item 16A.    Audit committee financial expert
Our Board of Directors has determined that Karen E. Dykstra, the chair of our Audit Committee, qualifies as an “Audit Committee financial expert” within the meaning of SEC regulations, and that Ms. Dykstra is “independent” as that term is defined by the listing standards of Nasdaq and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 of the Exchange Act.
Item 16B.    Code of Ethics
We maintain a Code of Conduct applicable to our and our subsidiaries’ employees, independent contractors, senior management and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Board of Directors monitors compliance with our Code of Conduct, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our Board of Directors or Senior Management to the extent required under the rules of the SEC or Nasdaq. A current copy of the Code of Conduct is posted on the Investor Relations section of our website at https://www.arm.com/company/code-of-conduct. The information contained on our website is not incorporated by reference in this Annual Report.
Item 16C.    Principal Accountant Fees and Services
Deloitte & Touche LLP has served as our principal independent registered public accounting firm for the fiscal years ended March 31, 2024 and 2023.

	Fiscal Year Ended March 31,
(in millions)	2024	2023
Audit fees (1)	$11	$12
Audit-related fees (2)	—	1
Tax fees (3)	—	—
All other fees	1	—
Total	$12	$13
(1) Audit fees are the aggregate fees billed or expected to be billed for the audit for the fiscal years ended March 31, 2024 and 2023. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.
(2) Audit-related fees are the aggregate fees billed or expected to be billed for assurance and related services rendered for the fiscal years ended March 31, 2024 and 2023, that are reasonably related to the performance of the audit or review and are not reported under audit fees.
(3) Tax fees are the aggregate fees billed or expected to be billed for professional services rendered for the fiscal years ended March 31, 2024 and 2023, for tax compliance, tax advice, and tax planning.
Pre-Approval Policies and Procedures
Our Audit Committee is responsible for, among other things, approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm and U.K. statutory auditors.
Rule 2-01(c)(7)(i) of Regulation S-X permits the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of fees paid by the Company to its principal accountants, if such engagements were not recognized by the Company at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In the fiscal years ended March 31, 2024 and 2023, the percentage of the total amount of fees paid by the Company to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Our Board of Directors has affirmatively determined that Mses. Dykstra and Schooler meet the requirements for independence under the listing standards of Nasdaq and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 of the Exchange Act. Mr. Fisher will be permitted to serve on the Audit Committee until September 13, 2024, one year from the date of effectiveness of the registration statement (File No. 333-274120) filed under Rule 10A-3(b)(iv)(A) of the Exchange Act, and pursuant to the phase-in provisions in the listing standards of Nasdaq applicable to new public companies.
Item 16E.    Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers
During the year ended March 31, 2024, we withheld ordinary shares issuable upon the vesting of RSUs held by certain employees to satisfy their minimum tax and remittance payments associated with the vesting of RSUs. The following table summarizes all of these repurchases during the fiscal year ended March 31, 2024.

Issuer Purchases of Equity Securities
Period	(a) Total number of shares purchased (1)	(b) Average price paid per share (1)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1, 2023 to April 30, 2023	—	$—	—	—
May 1, 2023 to May 31, 2023	—	$—	—	—
June 1, 2023 to June 30, 2023	—	$—	—	—
July 1, 2023 to July 31, 2023	—	$—	—	—
August 1, 2023 to August 31, 2023	—	$—	—	—
September 1, 2023 to September 30, 2023	—	$—	—	—
October 1, 2023 to October 31, 2023	388,530	$53.45	—	—
November 1, 2023 to November 30, 2023	1,581,222	$55.43	—	—
December 1, 2023 to December 31, 2023	—	$—	—	—
January 1, 2024 to January 31, 2024	—	$—	—	—
February 1, 2024 to February 29, 2024	724,954	$131.54	—	—
March 1, 2024 to March 31, 2024	70,713	$139.47	—	—
Total	2,765,419	$77.25	—	—
(1) The number of shares purchased reflects the ordinary shares withheld by the Company in connection with the vesting of RSUs for the payment of tax and remittance payments due as a result of the vesting of RSUs. With respect to these shares, the price paid per share is based on the fair value at the time the Company withheld the shares.
Item 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
Foreign Private Issuer Exemption
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with SEC and Nasdaq rules, we rely on and comply with certain home country governance requirements and exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we take advantage of certain exemptions, including, but not limited to, exemptions from:
•the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of a Code of Conduct to directors and officers;
•the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•the requirement that the audit committee have review and oversight responsibilities over all “related party transactions”;
•the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year; and
•the requirement to solicit proxies and provide proxy statements for all meetings of shareholders.
We follow the practices of England and Wales, our country of incorporation, in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).
Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
Controlled Company Status
SoftBank Group beneficially own approximately 88.1% of our outstanding ordinary shares as of May 15, 2024. As a result of SoftBank Group’s ownership, we are a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. As a controlled company, certain exemptions under the rules will mean that we are not required to comply with certain corporate governance requirements, including that (1) a majority of our Board of Directors consists of independent directors, as defined under Nasdaq listing rules, (2) a majority of the independent directors select or recommend its director nominees, (3) the Remuneration Committee be responsible for determining or recommending the compensation of executive officers other than our CEO, and (4) we have a Remuneration Committee that consists entirely of independent directors. We take advantage of the foregoing exemptions. Accordingly, shareholders do not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our ADSs continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—We will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, be eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.”
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
We have adopted an Insider Trading Policy that governs purchases and sales of and other transactions in our securities and securities of our partners and customers by our and our subsidiaries’ officers, members of our Board of Directors and all of our and our subsidiaries’ employees, contractors and consultants. We believe the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.
Item 16K.    Cybersecurity
Cybersecurity represents a critical component of the Company’s overall approach to risk management. The Company’s cybersecurity policies, standards and practices are fully integrated into the Company’s enterprise risk management (“ERM”) approach, and cybersecurity risks are among the core enterprise risks that are subject to oversight by the Board of Directors, the Audit Committee, and management’s Risk Review Committee. The Company’s cybersecurity policies, standards and incident response practices generally follow recognized frameworks established by National Institute of Standards and Technology (“NIST”). The Company approaches cybersecurity threats, as such term is defined in Form 20-F, Part II, Item 16K(a), through a cross-functional, multilayered approach, with the specific goals of: (i) identifying, preventing and mitigating actual or potential cybersecurity threats to the Company; (ii) preserving the confidentiality, integrity and availability of the information that we collect and store to use in our business; (iii) protecting the Company’s intellectual property; (iv) maintaining the confidence of our customers, clients and business partners; and (v) providing appropriate public disclosure of cybersecurity risks and incidents when required.

Risk Management and Strategy
Consistent with overall ERM policies and practices, the Company’s cybersecurity program focuses on the following areas:
•Vigilance: The Company maintains a global presence, with 24/7 cyber defense operations focusing on identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents and vulnerabilities in accordance with our established security incident response plan.
•Systems Safeguards: The Company deploys system safeguards where feasible that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.
•Incident Response and Recovery Planning: The Company has established comprehensive security incident response plans that fully address the Company’s response to a cybersecurity threat, including the recovery from a cybersecurity incident, which is tested outside of real incident response at least annually.
•Collaboration: The Company’s security incident response plan contains mechanisms to collaborate with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity threats.
•Third-Party Risk Management: The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity threat affecting those third-party systems.
•Training: The Company provides annual mandatory training for personnel regarding cybersecurity threats, which reinforces the Company’s information security policies, standards and practices, and such training is scaled to reflect the roles, responsibilities and information systems access of such personnel.
•Communication, Coordination and Disclosure: The Company has established a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company’s enterprise security, technology, operations, legal, business continuity management, internal audit and other key business functions, as well as the members of the Board of Directors and the Audit Committee in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.
•Governance: The Board of Directors’ oversight of cybersecurity risk management is supported by the Audit Committee, which regularly interacts with the Company’s VP of Audit and Risk, the Chief Information Security Officer, and other members of management involved in overseeing risks from cybersecurity threats.
A key part of the Company’s strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of the Company’s processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, penetration testing, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by the assessments, audits and reviews.
Governance
The Board of Directors, in coordination with the Audit Committee, oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company’s management implements to address risks from cybersecurity threats. The Audit Committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company’s peers and third parties. The Audit Committee timely oversees any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. Risks of cybersecurity threats are also discussed with the Board in connection with other relevant matters such as enterprise risk management, operational budgeting, strategic planning, business continuity planning, mergers and acquisitions, and brand management.
The Company’s Chief Information Security Officer is the member of the Company’s management that is principally responsible for overseeing the Company’s security incident response plan and cybersecurity risk management program. The Chief Information Security Officer works in partnership with members of the Company’s Risk Review Committee and other business leaders across the Company, including the Company’s VP of Operations, Chief Information Officer, Chief Accounting Officer, VP and Deputy General Counsel, Litigation, and the Chief Compliance Officer.
The Company’s Chief Information Security Officer reports to the Chief Information Officer who reports to the CFO. This group has industry experience building and leading security teams and is responsible for overseeing data security and Company-wide preparedness. The Chief Information Security Officer is a qualified holder of CISSP and CISM certifications and has served in various roles in information technology and information security for over 10 years. Prior experience includes security leadership roles in financial services.
The Company’s Chief Information Security Officer manages a dedicated enterprise security team who provide information assurance governance and consultation across all regions of our business. This team works with a managed security service provider to deliver some of its security services, particularly work that is highly manual, repetitive or that can be automated.
The enterprise security team works collaboratively across the Company to implement the Company’s security strategy, which includes evaluating and considering the relevance of specific cyber security capabilities to Arm’s business model and external threats. To facilitate the success of this strategy, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company’s security incident response plan designed to monitor the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and report such incidents to executive management, and to the Audit Committee when appropriate.
At the time of filing this Annual Report, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, could have a material adverse effect on us including an adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Actual or perceived security vulnerabilities in our information technology systems, including cyberattacks, security breaches or other similar incidents with respect to our or our third-party partners’ information technology systems, or any unauthorized access to our data or our third-party partners’ and our customers’ data, could harm our reputation, business and operating results.”
PART III
Item 17.    Financial Statements
The Company has responded to Item 18 in lieu of this item.
Item 18.    Financial Statements
See “Item 8. Financial Information” of this Annual Report.

Item 19.    Exhibits

Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Articles of Association, as amended.					X
2.1	Deposit Agreement, dated as of September 13, 2023, by and between Arm Holdings plc and Citibank, N.A.					X
2.2	Form of American Depositary Receipt (included in exhibit 2.1).					X
2.3	Description of Securities.					X
4.1	Arm IP License Agreement, dated April 24, 2018, by and between Arm Limited and Arm Technology (China) Co. Ltd.	F-1	333-274120	10.1	08/21/2023
4.2	Arm Holdings plc 2023 Omnibus Incentive Plan with the Non-Employee Sub-Plan, the France Sub-Plan, as amended, and the Israel Sub-Plan.					X
4.3	Shareholder Governance Agreement, dated September 18, 2023, by and between SoftBank Group Corp. and Arm Holdings plc.					X
4.4	Consulting Agreement, dated August 21, 2023, by and between Arm Limited and SoftBank Group Corp.	F-1	333-274120	10.4	09/01/2023
4.5	Form of Deed of Indemnity between the Company and each of its directors.	F-1	333-274120	10.5	09/05/2023
4.6	Form of Deed of Indemnity between the Company and each of its executive officers.	F-1	333-274120	10.6	09/05/2023
4.7	The Arm Holdings plc RSU Award Plan with California and Israeli Sub-Plans.	S-8	333-274544	4.6	09/15/2023
4.8	The Arm Holdings plc All-Employee Plan 2019 with California and French Sub-Plans.	S-8	333-274544	4.7	09/15/2023
4.9	The Executive IPO Plan 2019 with California Sub-Plan.	S-8	333-274544	4.8	09/15/2023
4.10	The Arm Non-Executive Directors RSU Award Plan with California Sub-Plan.	S-8	333-274544	4.9	09/15/2023
4.11	Arm Annual Bonus Plan Rules.					X
4.12	Amended and Restated Employment Agreement, dated as of November 17, 2022, by and between Rene Anthony Andrada Haas and Arm, Inc.					X
8.1	Subsidiaries of the Company.					X
11.1	Insider Trading Policy.					X
12.1	Certification by Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.					X
12.2	Certification by Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.					X

13.1	*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of Independent Registered Public Accounting Firm.	X
97.1		Clawback Policy.	X
101		The following materials from the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, were formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X
104		Cover page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL.	X
* Furnished herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM HOLDINGS PLC

Date: May 29, 2024	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)