Form 20-F
period 2025-03-31
ARM HOLDINGS PLC /UK
filed 2025-05-28
CIK 1973239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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
The number of ordinary shares outstanding of Arm Holdings plc as of March 31, 2025 was 1,056,513,738.
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

Large Accelerated filer	☒	Accelerated filer	☐	Non-Accelerated filer	☐	Emerging Growth Company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
•risks associated with the interests of SoftBank Group Corp., our controlling shareholder (“SoftBank Group”), conflicting with the interests of other holders of our ordinary shares, nominal value £0.001 per share (“ordinary shares”), and American depositary shares, each of which represents the right to receive one ordinary share (“ADSs”), may be evidenced by American depositary receipts (“ADRs”);
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
•Our development of compute subsystems (“CSS”), chiplets, and complete end chip solutions as well as other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory and financial risks.
•Competitive pressures or market opportunities may necessitate reductions in our pricing or change our business terms or business model, which could materially and adversely affect our business, results of operations, financial condition and prospects.
•Failure to adequately fund our research and development efforts may materially impair our ability to compete effectively.

•If we are unable to attract new customers and sell additional products to our existing customers, our business, results of operations, financial condition and prospects may be materially and adversely affected.
•Being engaged to design chips for one or more customers, could subject us to a variety of risks, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
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
•We utilize our commercial relationship with Arm Technology (China) Co. Limited (“Arm China”) to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected.
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
•If we were to lose our foreign private issuer status, this would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
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
The market for our products is intensely competitive and characterized by rapid changes in design and manufacturing technologies, end-user requirements, industry standards, and frequent new product introductions and improvements. We anticipate continued challenges from current and new competitors, including established technologies such as the x86 architecture, a family of instruction set architectures (“ISAs”), as well as by free, open-source technologies, including the RISC-V architecture. Many of our customers are also major supporters of the RISC-V architecture and related technologies. If RISC-V-related technology continues to be developed and market support for RISC-V increases, our customers may choose to utilize this free, open-source architecture instead of our products. Additionally, many of our direct and indirect competitors, including some of our semiconductor customers, are major corporations with substantially greater technical, financial and marketing resources and name recognition than we have. Some of these competitors have a much larger application software base and a much larger installed customer base than we do, and there can be no assurance that we will have the financial resources, technical expertise, and marketing, distribution and support capabilities to compete successfully with them in the future.
In markets where we are established already and new markets we have entered, intend to enter or may in the future enter, our primary competitors may have, among other things, greater financial, technical, marketing, distribution, support or other resources and capabilities, greater brand recognition, lower labor and development costs, different regulatory restrictions or a larger customer base than we do. In certain of these markets, we may have to invest substantial resources into developing an ecosystem of software and tools to create a competitive ecosystem that allows us to compete with alternative architectures such as x86 and RISC-V, which have business models that are different from ours and may be more attractive to some of our customers. Further, several of our customers are creating their own bespoke accelerators for artificial intelligence (“AI”) workloads that are intended to sit alongside the Arm core. If, over time, more of the workloads move to accelerators away from the CPU, the CPU market size may decrease, resulting in a decrease of our license fees and royalties. While we have implemented a number of strategies to address this risk, such as creating dedicated neural processing units ("NPUs"), adding dedicated AI acceleration features to our CPUs and graphics processing units (“GPUs”), and maintaining dialogues with partners in the AI software ecosystem to ensure that our products and solutions are appropriate for AI workloads, there can be no assurances that our strategies will be successful. Additionally, our competitors may devote greater resources to the development, promotion and sale of products and services, they may offer lower pricing and different customer engagement models, and their performance, features and product quality may be more desirable than those of our company. Our current and potential competitors may also be subject to more favorable regulatory regimes or establish cooperative relationships among themselves or with third parties that may further enhance their resources or strengthen their positions within these markets. For example, in August 2023, a group of our customers and other competitors announced a joint venture aimed at accelerating the adoption of RISC-V, initially focused on the automotive sector. Although the development of alternative architectures and technology is a time-intensive process, if our competitors establish cooperative relationships or consolidate with each other or third parties, such as the previously mentioned joint venture focused on RISC-V, they may have additional resources that would allow them to more quickly develop architectures and other technology that directly compete with our products. Such cooperative relationships or consolidations may also allow competitors to anticipate or respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken and we could experience a decline in our market share, revenue and profitability.
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
Our development of CSS, chiplets, and complete end chip solutions as well as other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory and financial risks.
To remain competitive, we must continue to innovate and develop new products and services, as well as enhancements to our existing products and services, in response to expressed or anticipated customer demand and new market opportunities. We actively consider the impact of next generation technology adopted by market participants, which has resulted in us allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets. For example, on February 21, 2024, we introduced a CSS targeted at customers in the infrastructure space. We intend to continue allocating resources and engaging with our ecosystem partners to explore the viability and development of new products including, without limitation, new products in our IP portfolio, as well as solutions beyond individual IP designs such as RTL-based CSSs, GDSII-based CSSs, chiplets and complete end chip solutions. For example, we have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties, including affiliates of SoftBank Group, across a variety of use cases and end markets. Any products or solutions that constitute an entry into new markets or offerings of different solutions may be unsuccessful for any number of reasons. For example, as with any company entering a new market or offering new products or solutions, we will compete with companies that have a more established presence, longstanding customer relationships and established brand awareness. Additionally, any such new business activities may be undertaken utilizing any number of commercial arrangements, including as a technical advisor or licensor to SoftBank Group or its affiliates.
Additionally, because our resources must be allocated amongst developing and maintaining our existing IP portfolio and developing and commercializing any new, more integrated compute products or solutions, companies that focus their efforts on a single product or solution or a limited number of products or solutions may have significantly greater financial, technical, manufacturing, marketing, sales and distribution resources dedicated to such markets and solutions than we do. Such companies may also have a more developed IP portfolio for the applicable markets and solutions and may be able to leverage these resources and competitive factors to gain or maintain market share. Further, although more integrated compute products may provide our customers superior performance and faster routes to market for their products (compared to licensing and integrating separate IP components), our customers may prefer to continue integrating our IP components in their products and solutions, and, therefore, our more integrated compute products may not be adopted by customers on our expected timeline or at all.
In addition, to the extent any such developments in our product offerings, and other future changes to our products and services, create real or perceived conflicts with companies that are important to our business, such customers or partners may terminate or materially reduce their relationship with us and seek alternative architectures or products from competitors. Accordingly, to the extent that we pursue entry into any new market or offer any new product or solution, we may not realize the anticipated financial benefits of such changes in the amounts we may anticipate, on our expected timeline or at all.
Furthermore, we have, and may in the future, need to recruit and hire engineers or other employees or acquire companies that possess the requisite expertise, which we may not be able to do successfully on a timely basis, on competitive terms or at all. We have also begun exploring potential acquisitions of, or service agreements with, companies with the required expertise. The recruitment and retention of engineers and other employees or the acquisition of companies may require significant expenditures, including compensation costs or the acquisition of businesses employing the required expertise. We may also be required to seek to hire engineers or other employees from customers, partners or competitors in order to secure the necessary expertise to develop new or enhanced products or solutions, which may result in customers or partners terminating or materially reducing their relationship with us. Additionally, to the extent we seek to hire engineers or other employees from competitors, we may be unsuccessful due to, among other reasons, such competitors having greater resources or long-standing relationships with such engineers and other employees. To the extent that we do not have the technical expertise, financial resources or other capabilities for a particular research and development project with respect to new products or solutions, we have partnered, and may in the future partner, with third parties, including SoftBank Group and/or its affiliates. There can be no assurance that such partnerships will be established on a timely basis, on competitive terms or at all. In such circumstances, we rely on third parties over which we exercise little or no control, and we can provide no assurances that any such third parties will dedicate the resources, or have the requisite technical or other capabilities, necessary to achieve our and/or our customers’ expectations.
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
Further, we can provide no assurances that customers will accept changes in our business model, which could result in lower revenues, particularly in the period immediately following the initial introduction of a new business model. In such case, we may not realize the anticipated financial benefits of such changes in the amounts we anticipate, on the expected timeline or at all.
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
Further, in determining the appropriate allocation of research and development resources, our management continuously evaluates opportunities to develop new technologies and advanced products, including more complete compute subsystems (such as Arm CSS), chiplets and complete end chip solutions. In order to respond to expressed or anticipated customer demand and/or to take advantage of expected market opportunities, we continually consider the optimal allocation of resources across our business, including to existing product lines and to research and development of new technology offerings, including technologies beyond individual design IP elements. Based on management’s expectations for current and projected market demand, the allocation of resources to any of these may be increased or reduced over time.
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
Adding new customers while maintaining our existing customers, selling additional products to our existing customers and increasing the price we charge to existing customers represent our principal opportunities to increase revenue (particularly licensing revenue). We generate a significant portion of our revenues from customers who incorporate our products into chips used in smartphones, consumer electronics and other embedded chips. If growth in these markets declines (especially in the mobile applications processors market which is our largest single market for royalty revenue), our business, financial condition, results of operations and cash flows could be negatively affected, and we would become more dependent on new growth areas to increase revenue and improve our financial condition. We are currently focused on growing our business in key areas such as cloud computing, automotive, IoT, AI and 5G. Numerous factors, however, may impede our ability to grow our business in these key areas, add new customers and sell additional products to our existing customers. Those factors include, among others:
•failure to develop new products that are attractive to current and prospective customers;
•slow adoption of our new products in key areas such as cloud computing, automotive, IoT, AI and 5G;
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
Being engaged to design chips for one or more customers, could subject us to a variety of risks, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties, including affiliates of SoftBank Group, across a variety of use cases and end markets. We can provide no assurances that customers would engage us to supply custom chip designs or, even if one or more customers were to engage us, that we would be successful in designing chips for our customers’ intended use cases. Designing chips for one or more customers may necessitate substantial investments in technology and human capital, and it could take several years for us to realize any associated benefits, if ever. This may reduce our cash available for operations and other uses, which could hurt our ability to grow our business. In addition, any efforts to design chips may require substantial time and attention from our executives, engineers and other employees, which could distract them from operating our business, and divert attention and resources away from our core IP licensing business. Further, in such circumstances, we may partner with third parties, which may include SoftBank Group and/or its affiliates, which may expose us to additional risks, including risks related to oversight of the project and quality control. See “—Our development of CSS, chiplets, and complete end chip solutions as well as other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory and financial risks.” and “—Failure to adequately fund our research and development efforts may materially impair our ability to compete effectively.”
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
We are also subject to risks related to the competition faced by our customers in their particular industries, the engineering and marketing capabilities of our customers, the technical challenges, geopolitical challenges, and supply chain constraints unrelated to our products faced by our customers in developing, manufacturing and selling their chips, and the financial and other resources of our customers. We cannot assure you that our customers and other partners will dedicate the resources necessary to promote and further develop chips incorporating our products, that they will manufacture chips containing our products in quantities sufficient to meet demand, that we will be successful in developing, expanding or maintaining our relationships with current or prospective customers or other partners, or that such customers will effectively and successfully promote and sell chips using our products. In addition, if their chips that incorporate our products are faulty, we may suffer reputational harm whether or not any fault results from our products. See “—Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.”
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
•the timing of bonuses and other remuneration to employees, consultants and advisors, including for recruitment or retention purposes;
•the volatility of the market price of our ADSs may cause our operating expenses and cash expenditures to increase as a result of vesting of restricted share units (“RSUs”) and cash-settled awards;
•any strategic investments, acquisitions or divestitures that we might undertake, and the timing thereof, including in furtherance of our initiatives to develop more complete compute subsystems (such as Arm CSS), chiplets, and complete end chip solutions;
•the scope and nature of our investment in any new products or solutions;
•supply chain constraints and inventory correction in or affecting the semiconductor industry;
•cyclical fluctuations in the semiconductor market and the markets of our customers’ end customers;
•sudden technological or other changes in the semiconductor industry, including consolidation among our customers;
•changes in the global economy (such as inflation, stagflation, rising interest rates, adverse developments affecting international trade relations or a recession), disruptions in the global supply chain (including shortages of critical semiconductor components and chips) or regulatory changes that impact the semiconductor industry;
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
A significant portion of our total revenue is generated from a limited number of key customers. In particular, our top five customers (including Arm China) collectively accounted for approximately 56%, 54% and 57% of our total revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, and our largest customer individually, Arm China, accounted for approximately 17%, 21% and 24% of our total revenue, respectively, during those fiscal years. As a result of this customer concentration, we are particularly susceptible to adverse developments affecting our key customers and their respective businesses, including industry downturns, decreased demand for their products, increased competition, changes in trade protection and other government policies, financial hardship and changes in their business model, purchasing behavior and strategic priorities, among other factors, many of which are beyond our control. In particular, developments in our key customers’ respective businesses that adversely affect their ability to satisfy their payment obligations to us or result in their determination not to continue or expand their use of our products would have a material adverse impact on our revenue and results of operations to a greater extent than if our customer base were more diversified. Our customer concentration also has afforded certain customers significant bargaining power, which has, in some cases, resulted in pricing or other contractual terms that are less favorable to us. For example, subject to certain limitations, certain of our contracts with key customers contain provisions allowing such customers to obtain licenses to our latest products as soon as they are made available to any other customer. In addition, to the extent that we develop new products, those products may be competitive with, or may be perceived as competitive with, products sold by our customers, which could cause existing customers to significantly reduce or terminate their relationships with us and could result in existing and new customers electing to use alternative architectures such as x86 and RISC-V. If one or more of our most significant customers were to cease or significantly reduce their historical levels of business with us, it could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations. If we were to lose one or more of our key customers or if our business with one or more key customers were to decrease significantly, whether as a result of external impacts on the business of those customers, or, for example, as a result of disputes with such customers with respect to pricing models, there are no assurances that we would be successful in identifying and contracting with one or more customers to replace any lost revenue, which would materially and adversely affect our business, results of operations, financial condition and prospects.
Our revenues predominantly come from a limited number of end markets.
Royalty revenue from mobile applications processors constituted approximately 46% of our royalty revenue for the fiscal year ended March 31, 2025. In these end markets, our substantial existing market share may limit opportunities for future growth. Additionally, demand in these markets may be adversely impacted if consumers reduce their purchases of smartphones and consumer electronics as a result of changes in consumer behavior. If these end markets do not expand, we may be unable to continue to grow our revenues significantly from these markets, if at all. Additionally, circumstances outside of our control, such as the invention of new technologies, could adversely affect the smartphone and consumer electronics markets as a whole, which would have a material adverse impact on our revenue, profitability, and ability to attract new customers.
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
The market for our products is characterized by rapidly changing technology and end-user needs. For example, improvements are rapidly being made in AI, cloud computing, data centers, image sensors, machine learning (“ML”) and the metaverse, among other technologies. There are also alternative approaches to developing chips such as chiplets and multi-chip packaging, and some OEMs are taking more control over how their chips are developed including using specialist companies to design chips on their behalf. Furthermore, the once-rapid improvements in semiconductor transistor density, with consequent reductions in cost and power consumption, are decelerating, and further innovation will become incrementally more difficult and expensive to achieve. As a result of these rapid technological changes and others currently unknown, the future market for our products is difficult to predict. These risks are further exacerbated by the fact that our products often use a common architecture for multiple end markets and our new architecture products often are based on legacy products. Therefore, if our architecture were rendered uncompetitive, obsolete, or otherwise unmarketable it may impact multiple products and may cause us to expend significant resources and incur significant expenses to develop a new architecture.
Our business, reputation and relationships with our third-party partners could be adversely affected if we cannot develop technological improvements or adapt our products to technological changes on a timely basis. Whether we will be able to compete in the future will substantially depend on our ability to advance our products to meet these changing market and end-user needs and to anticipate successfully or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis. Further, as a result of the rapidly changing technology and end-user needs in the semiconductor industry, our customers expect rapid development of new or enhanced products and solutions. The demand and expected timeline for development of our products and solutions, in the aggregate, often exceeds our available resources, requiring us to prioritize certain products and solutions. These resource constraints may be exacerbated when developing and distributing new products and solutions, particularly if those proposed products and solutions require greater resources than we anticipated. To the extent that customers are dissatisfied with the timeline for the development of certain products or solutions, such customers may terminate or materially reduce their relationship with us and seek alternative architectures or products from competitors. Conversely, pursing an accelerated timeline for developing products or solutions may increase the likelihood of defects, cause us to allocate more resources away from other components of our business or result in our failure to timely develop the products or solutions, any of which could lead to customer dissatisfaction and lost opportunities. There is additional risk that public opinion regarding products that enable or enhance AI and ML technologies may not be consistent with our expectations, or that market acceptance of such products may be slower than anticipated. For example, failure to achieve widespread acceptance of and to generate significant revenues from AI and ML technologies could materially and adversely impact our business and operating results.
Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.
We will have to make significant expenditures to continue developing our semiconductor products and other products. The long development time of generally five or more years from the initial design of our semiconductor products until its incorporation into new end-user applications can place significant strain on our financial resources and talent. Despite these investments, there can be no assurances that we will realize the financial benefits of our development efforts in the amounts we anticipate, on the expected timeline or at all. For instance, in the past we have experienced delays in the development of certain of our products, which then delayed product deployment and the associated revenues. This risk may be further exacerbated in respect of any new products or solutions, including more complete compute subsystems (such as Arm CSS), chiplets and complete end chip solutions that we may develop in the future, are for a new market, or are solutions that we have not previously offered which may require the build-out of any additional capabilities, relationships and infrastructure.
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
As we develop and introduce new products, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer products into their chips, including increases in royalty rates for such new products (as compared to existing products), particularly if they believe their customers are satisfied with the current products or unwilling to pay for improved products. Regardless of the improved features or superior performance of the newer products we develop, customers may be unwilling to adopt our new products for a variety of reasons, including design or pricing constraints. Moreover, the complexity and expense associated with our products generally requires a lengthy customer education, evaluation and approval process. Further, economic conditions, including economic downturns and rising rates of inflation or stagflation, may adversely impact our ability to license products by making it difficult for our customers to plan future business activities, which could cause customers to limit spending or delay decision-making.
We may not be successful in developing and licensing new products and may experience difficulties or delays that would prevent the successful development, introduction and marketing of new products, and any new products that we may introduce may not achieve market acceptance and generate royalty revenues and profits in the amounts we anticipate, on the expected timeline or at all, which could materially and adversely affect our business, cash flows, results of operations and prospects. These risks are further exacerbated by our focus on developing and marketing high-value products, which naturally require more resources to develop. See “—Our development of CSS, chiplets, and complete end chip solutions as well as other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory and financial risks.”
Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.
For the fiscal years ended March 31, 2025, 2024, and 2023, revenues from the PRC accounted for approximately 19%, 22% and 25% of our total revenue, respectively, including both direct revenues and revenues derived from our relationship with Arm China. Our revenues in the PRC are derived from PRC semiconductor companies and OEMs, and from non-PRC semiconductor companies and OEMs that utilize our products in chips and end products they sell into the PRC, which, by country, has the largest number of smartphone users in the world. Our failure to maintain PRC-sourced revenues, access new and existing markets in the PRC or gain traction for new business areas in the PRC, or our loss of market share to competition in the PRC, could materially and adversely affect our results of operations and competitive position.

The PRC is a significant source of semiconductor industry revenues. However, the near-term growth prospects of the PRC semiconductor industry and related industries are unclear due to the uncertain effects of trade and national security policies, continued elevated levels of private and public indebtedness and related policies. For the fiscal year ended March 31, 2025, our total revenues derived from the PRC increased by 7% as compared to the prior fiscal year, mainly due to royalty revenue growth. However, it is still premature to determine if this positive trend in royalty growth will continue. It is possible that a long-term decline or plateauing of royalty revenues derived from the PRC could occur. A prolonged downturn or slow recovery in the PRC semiconductor industry or the PRC economy generally could materially and adversely affect our results of operations and competitive position.
Regulatory and legislative actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, supply chain restrictions, export controls or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Given our revenue concentration in the PRC, if, due to actual, threatened or potential U.S., U.K. or PRC government actions or policies: Arm China is further limited in, or prohibited from, licensing our products to PRC semiconductor companies and OEMs; our non-PRC semiconductor companies and OEM customers were limited in, or prohibited from, selling devices into the PRC that incorporate our products; PRC semiconductor companies and OEMs develop and use their own technology or use our competitors’ technology in some or all of their devices; or our PRC customers delay or cease making payments of license fees owed, our business, revenues, results of operations, cash flows and financial condition could be materially harmed.
The U.S. and U.K. have trade and national security policies regarding exports to the PRC and certain countries that the U.S. Government suspects are supplying the PRC of technology with potential advanced compute, AI, advanced node semiconductor applications, or military uses that would require us to obtain export licenses for certain processors, which can be difficult to obtain. For example, our Neoverse V series processors meet or exceed performance thresholds under U.S. and U.K. export control regimes and thereby trigger U.S. and U.K. export license requirements prior to export and delivery to customers in the PRC. Given that national security concerns are higher for high-performance computing (“HPC”) and advanced compute technologies destined for the PRC and certain countries suspected of supplying the PRC and government response timelines are not defined, it can be challenging and unpredictable to obtain such export licenses. Combined with customer need for certainty, we have been able to address customer demand by licensing other central processing unit (“CPU”) cores that do not exceed the HPC performance or advanced compute export control thresholds but yet still present a compelling solution. Although our inability to sell such HPC or advanced compute processors into the PRC has not had a material impact on our business to date, future restrictions on sales of our products into the PRC could have a material adverse impact on our business.
On October 28, 2024, the U.S. Department of Treasury issued a final rule implementing Executive Order 14105, issued on August 9, 2023 (the “Final Rule”) to address investments by U.S. persons in companies located in the PRC that engage with certain categories of sensitive technology and products, including semiconductors and microelectronics, quantum information technologies and artificial intelligence. The Final Rule, which took effect January 2, 2025, implements limits on such investments. Given the nascency of the Final Rule, it is yet to have an effect on us but could potentially have a future impact on our PRC customers, our suppliers, Arm China, or our business with respect to China. Additionally, the U.S. federal government may affect the manner in which the Final Rule is interpreted and enforced.
Finally, government policies in the PRC that regulate the amount and timing of funds that may flow out of the country have impacted and may continue to impact the timing and/or ability to receive funds generated from PRC-related revenues, which may negatively affect our cash flows.
We utilize our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected.
Substantially all of our PRC-related revenue is earned through the intellectual property license agreement (“IPLA”) with Arm China, pursuant to which, among other things, we granted Arm China certain exclusive rights to sublicense certain of our IP to PRC customers. We expect that our licensing relationship with Arm China will continue to account for substantially all of our total revenues from the PRC and represent a significant portion of our revenues for the foreseeable future. It would be difficult for us to replace any lost PRC-sourced revenue in the event that our commercial relationship with Arm China were to terminate or deteriorate. Accordingly, we expect that Arm China will continue to provide our primary access to the PRC market for the foreseeable future. Further, in the event we license our IP to PRC customers outside of the IPLA, this could cause our relationship with Arm China to deteriorate. If we fail to maintain our commercial relationship with Arm China, our access to the PRC market could be materially diminished and our business, results of operations, financial condition and prospects for growth could be materially and adversely affected.
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
The fact that Arm China operates independently of us exposes us to significant risks. Arm China’s value to us as a customer is dependent on Arm China’s business results, which are, in turn, subject to substantial risks that are outside of our control. For example, Arm China may not commit the necessary resources to market and sell our products to PRC end-users of our semiconductor IP products. Arm China also may fail to comply with the laws and regulatory requirements applicable to its business, which could limit its ability to market or sell our products in the PRC. In addition, Arm China may fail to attract, train, retain and motivate highly skilled managerial and technical talent necessary for its business. Arm China may also have difficulties accessing funding or enforcing contractual relationships. The realization of these or other risks related to Arm China’s business may have a material adverse effect on Arm China’s business, results of operations, financial condition and prospects and, by extension, our own. Since Arm China operates independently of us and we do not control Arm China, our ability to take measures to address the various risks facing Arm China is limited. If any of such risks related to Arm China’s business are realized, our revenue could materially decline and our results of operations could be materially adversely affected.
Under the IPLA with Arm China, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, similar to our other royalty customers, we are dependent on Arm China providing us with reliable and timely information. We perform various procedures to assess the reasonableness of Arm China’s data, and the IPLA includes rights for us to audit Arm China’s activities to ensure compliance with the IPLA. In the past, we have had issues obtaining timely and accurate information from Arm China. We believe the underlying problems causing our past inability to obtain such information have been resolved, but we can provide no assurances that our access to Arm China’s records will not be inhibited again in the future or that Arm China will not suffer from any material weaknesses or significant deficiencies in its financial reporting. If Arm China does not provide us with timely and accurate information, our revenue could materially decline and our results of operations could be materially adversely affected. We are also dependent on Arm China paying us the amounts that it owes us in a timely manner and in full. In the past, we have received late payments from Arm China and have had to expend company resources to obtain payments from Arm China. Although these historical issues did not have a material impact on our operations, any future failure to pay us the amounts we are owed under the IPLA could have a material adverse effect on our business, results of operations, cash flows and financial condition.
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
We sell our products across the semiconductor industry globally and rely on various markets across the world to generate revenue. The global market for our products, both where we are already established and new markets we intend to enter, may be impacted by geopolitical factors. A shift towards geopolitical rivalry could lead to the fragmentation of the global semiconductor market, as certain countries, including the United States, want more end-to-end control over architecture, leading to increased architectural fragmentation and a reduced role for a global architecture. Countries may take political decisions to enforce the use of an alternative architecture, or locally generated implementations for certain use cases, to make their country more resilient in the case of trade barriers or for national security reasons. For us, this could lead to increased costs to support region specific products, reduced revenue as a result of lost investment in territories that no longer use our products and potential market loss and loss of future licensing opportunities, all of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
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
Economic conditions could continue to deteriorate in the future, and, in particular, the semiconductor and electronics industries could fail to grow, including as a result of the effects of, among other things, rising inflation and interest rates, stagflation, a sustained global semiconductor shortage, supply chain disruptions, public health crises and any disruption of international trade relationships such as tariffs, export licenses or other government trade restrictions. In addition, adverse economic conditions affect demand for devices that our products help create, such as smartphones, automobiles and servers. Longer-term reduced demand for these or other devices could result in reduced demand for our products and significant decreases in our licensing fees and royalty revenues over time. In addition, if our customers or distributors build elevated inventory levels, we could experience a decrease in short-term and/or long-term demand for our products. If any of these events or disruptions were to occur, the demand for our products could be materially adversely affected along with our business, results of operations, financial condition and prospects.
Our business and operating results are also vulnerable to interruption by other events outside of our control, such as earthquakes, fire, extreme weather events, power loss, telecommunications failures, epidemics, pandemics or other public health crises, such as the COVID-19 pandemic, political instability, geopolitical turmoil, such as the war in Ukraine, conflicts in the Middle East, and any sanctions, export controls or restrictions on doing business with Russia and Belarus, or with other countries (including the PRC), as well as any resulting disruption, instability or volatility in the global markets and industries resulting from such conflict, pandemics, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of the recent resurgence and escalation of trade conflicts between the U.S. and the PRC as well as other major U.S. trade partners, the potential for deteriorating relations between the PRC and Taiwan and the associated disruptions to, or effects on, the semiconductor industry, military action or terrorist activities and associated political instability. Economic or political instability may undermine consumer confidence and/or cause current or potential customers, including the end customers of our customers or potential customers, to reduce or delay their technology purchases and investments. Such events could also materially adversely affect our ability to operate and supply our products to our customers. See “—Risks Relating to Government Regulation and Legal Compliance—Our international operations expose us to risks in international jurisdictions and we may be negatively impacted by export restrictions and trade barriers.”
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
Inflation rates in the markets in which we operate have increased in recent years and may continue to rise. Sustained or increasing inflation could increase our operating expenses, including labor costs and research and development expenditures, or result in employee attrition to the extent our remuneration does not keep pace with inflation, particularly if our competitors’ remuneration does. Further, inflationary pressures may increase costs for our customers and reduce demand for our products or our customers’ products due to increased prices. In addition, some of our long-term licenses include an annual increase in license fees. However, these annual increases may fall below the then-current rate of inflation, which could make maintaining these licenses less profitable than we had anticipated when we originally signed the license. To the extent inflation results in rising interest rates and has other adverse effects on the market, it may further adversely affect our business, results of operations, financial condition and prospects.
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
New technologies may use algorithms that are not suitable for a general purpose CPU, such as our processors, and the failure to successfully implement new technologies in our processors could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.
New technologies may use algorithms that are not suitable for a general purpose CPU, such as our processors. Consequently, our processors may become less important in a chip based on our products, thus eroding its value to the customer and resulting in lower revenue for us. If we are unable to develop and commercialize processors that are compatible with new technologies or competitors are successful in developing compatible technologies more quickly or efficiently than we can, our business, competitive position, results of operations, financial condition and prospects may be materially and adversely affected. In addition, the introduction of new technologies into our processors may increase IP, cybersecurity, operational, data protection and technological risks and result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could materially and adversely affect our business. As a result of the complexity and rapid development of new technologies, it is not possible to predict all of the legal, operational or technological risks related to use of such technologies.

We rely on our management team and will need additional talent to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified talent could harm our business.
Our future success is substantially dependent on our ability to attract, integrate, retain and motivate our management team and other key talent and we are particularly dependent on our senior management team, including Mr. Haas, our Chief Executive Officer, Mr. Child, our Chief Financial Officer, Mr. Collins, our Chief Legal Officer, Mr. Grisenthwaite, our Chief Architect, and other key employees. Competition for highly skilled talent, and particularly engineers, can be intense. Other companies may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. We experience voluntary attrition on an ongoing basis. If we lose the services of any of our senior management, other key talent or a significant number of our engineers or sales and marketing talent, our development efforts or business relationships could be disrupted, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Our future success significantly depends on our ability to identify, attract, motivate and retain qualified engineers and consultants with the requisite educational background and industry experience. Competition for such qualified engineers is intense and the cost of attracting and retaining qualified employees and consultants may increase without a corresponding increase in the prices we charge our customers, which could materially and adversely affect our profitability. In certain geographic regions, there is also intense competition for sales and marketing talent, which may adversely affect our ability to expand into new markets. Particularly, changes to the U.K.’s border and immigration policy could occur, potentially affecting our ability to recruit and retain employees from outside the U.K. If we are unsuccessful in attracting and retaining qualified talent to fulfill our current or future needs, our business, results of operations, financial condition and prospects could be materially and adversely affected.
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
As part of our business strategy, we consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets, joint ventures and strategic investments that complement our business. We may be unable to identify or complete prospective transactions for many reasons, including increasing competition from other potential acquirers or investors, the effects of consolidation in our industries or potentially high valuations of acquisition or investment candidates. Certain agreements to which we are subject from time to time may also contractually restrict our ability to make acquisitions and investments in some circumstances. In addition, applicable antitrust, national security (including with respect to the U.K. National Security and Investment Act 2021 or the Committee on Foreign Investment in the United States) or other laws or regulations may limit our ability to acquire, invest in or integrate targets, or may force us to divest an acquired business or impose restrictions on an investment. If we are unable to identify suitable targets or complete or successfully integrate acquisitions, our growth prospects may suffer, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets. Acquisitions involve numerous risks, any of which could negatively affect our business, results of operations, financial condition and prospects, including with respect to timing or delays, diversion of financial and management resources from existing operations or alternative acquisition opportunities, subsequent litigation, retention of key employees or business partners, integration costs and theft of information disclosed during the transaction. If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments to realize anticipated benefits or synergies, our business, results of operations, financial condition and prospects could be adversely affected.
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
We could experience rapid growth in our headcount and operations through acquisitions, strategic investments and organic growth. This growth can place significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new technologies, businesses and talent into our existing business may require us to expand our operational and financial infrastructure and to address the retention, attraction, training, motivation and management of employees and consultants across a broader geographical and operational footprint. Such growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled talent, implement systems, policies, benefits and compliance programs across different jurisdictions, maintain our culture and maintain customer and brand satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products and services could suffer, which could negatively affect our brand, operating results and overall business. The failure to effectively manage the growth of our strategic investments could also cause the value of such investments to decline. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations, financial condition and prospects could be materially and adversely affected.
Our financial statements include significant amounts of goodwill and other intangible assets. The impairment of a significant portion of these assets would adversely affect our reported results of operations and financial position.
The goodwill and other intangible assets recognized in our financial statements represented 18% and 2%, respectively, of our total assets as of March 31, 2025 (20% and 2%, respectively, as of March 31, 2024). Within other intangible assets, our principal assets are our patents and licenses (19% of total other intangible assets as of March 31, 2025) and software or software assets under construction (81% of total other intangible assets as of March 31, 2025). Any further acquisitions may result in our recognition of additional goodwill or other intangible assets. We evaluate on a regular basis whether all or a portion of our goodwill and other intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would negatively affect our results of operations. We have recognized impairments in the past. For example, we recognized impairments for the fiscal year ended March 31, 2022 in relation to specific historically acquired or developed products that were no longer being licensed.
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
The impairment or write-down of a significant portion of goodwill, other intangible assets or capitalized development costs could have a material adverse effect on our reported results of operations and our financial position.
Our financial and operational flexibility may be restricted by covenants contained in loan agreements we may enter into in the future, and we may be unable to comply with the restrictions and financial and operational covenants imposed by such agreements.
We do not currently have any debt, but we may incur debt in the future. Future creditors may subject us to certain restrictions on our business and future financing activities as well as certain financial and operational covenants. Such restrictions and covenants may prevent us from taking actions that otherwise might be deemed to be in the best interest of us and holders of our ADSs. If we were to assume debt in connection with an acquisition of a company or business, we may have limited or no ability to negotiate the restrictions and covenants included in the agreements or instruments providing for such debt, and such restrictions and covenants may require us to change how we operate and, therefore, could have material adverse effect on us. Debt service obligations may require us in the future to dedicate a substantial portion of our cash flows from operations to payments of principal and interest on our interest-bearing debt, which could limit our ability to obtain additional financing, make capital expenditures and acquisitions and carry out other general corporate activities in the future. Any such obligations may also limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or detract from our ability to successfully withstand a downturn in our business or the economy in general.
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
Litigation may be necessary in the future to enforce our patents and other IP rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement, misappropriation or invalidity. Any such litigation, whether or not determined in our favor or settled by us, could be costly and would divert the efforts and attention of our management and technical talent from normal business operations, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, our efforts to enforce our IP rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our IP rights. In addition, counterparties in litigation may have greater resources that they can dedicate to litigation-related matters than we can. Moreover, litigation against current or former customers and partners may adversely impact existing relationships. Accordingly, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our IP rights. See also “—We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.”
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
On August 31, 2022, we sued Qualcomm and Nuvia, in the U.S. District Court for the District of Delaware, on the basis that Qualcomm and Nuvia: (i) breached the termination provisions of Nuvia’s Architecture License Agreement (the “Nuvia ALA”) with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm; and (ii) will infringe our trademarks if Qualcomm uses them in connection with the Nuvia technology which is subject to a destruction obligation under the Nuvia ALA. Our complaint sought, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology, and to stop their improper use of our trademarks with their related products. We also sought declaratory judgment, injunctive relief and damages relating to Qualcomm’s and Nuvia’s breach of contract and infringement of our trademarks in connection with the relevant Nuvia technology. Qualcomm originally responded and brought a counterclaim against us seeking a declaratory judgment that after Qualcomm’s acquisition of Nuvia, Qualcomm’s proposed products are fully licensed from us under its separate license agreements with us and that it has complied with its contractual obligations to us and Nuvia did not breach the Nuvia ALA. On March 6, 2024, the Court denied-in-part Qualcomm’s motion to amend its counterclaims, but allowed Qualcomm to raise a new claim alleging that Arm breached the termination provisions of the Nuvia ALA by continuing to use Nuvia confidential information following termination. The original claims were narrowed by both parties to the contractual issues arising from the Nuvia ALA and the Qualcomm license and were tried to a jury in December 2024. The jury failed to reach a complete verdict on the three issues presented to it. The jury concluded that certain technology was licensed to Qualcomm under the Qualcomm license and that Qualcomm had not breached the Nuvia ALA but failed to reach a verdict on whether Nuvia breached the Nuvia ALA. Both parties have filed post-trial motions seeking judgment as a matter of law and/or a new trial on the issues that were tried. Those motions remain pending. The timing and manner in which the post-trial motions will be resolved cannot be estimated.

On April 18, 2024, Qualcomm brought a new action in Delaware against us, asserting claims that were rejected for inclusion in the original action. In this new action, Qualcomm asserted that we failed to satisfy certain delivery obligations under Qualcomm’s Architecture License Agreement with us (the “Qualcomm ALA”). On December 16, 2024, Qualcomm amended its complaint to add allegations relating to an Arm notice of breach of the Qualcomm ALA and related tort and anti-competition claims. On March 7, 2025, Qualcomm indicated that it planned to seek leave to amend its complaint again to add claims relating to an alleged breach of Qualcomm’s Technology Licensing Agreement with us. We disagree with the assertions made by Qualcomm in this action and intend to vigorously defend against them. The case is currently set for trial on March 9, 2026.
We can provide no assurances regarding the outcome of either litigation or how the litigation will affect our relationship with or revenue from Qualcomm, which is currently a major customer of ours and accounted for 10% of our total revenue for the fiscal year ended March 31, 2025. These cases will likely require significant legal expenditures going forward and may also require substantial time and attention from our executives or employees, which could distract them from operating our business. Further, we are subject to antitrust laws and regulations in multiple jurisdictions, which could subject us to investigations by antitrust regulators. Our involvement in litigation with Qualcomm or in any antitrust investigation could cause us to incur significant reputational damage in the industry, in our relationship with Qualcomm or in our relationship with other third-party partners.
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
Our products have in the past and could have a substantial technical flaw or an undetected design error, which could result in unanticipated costs. Our products are used in billions of consumer and enterprise products across a wide range of industries, and many of these products are depended on by individuals and businesses. We use third-party AI software products in our business, including use by our engineers. AI software products rely on extracting and processing data from various sources, including third parties, and new training methods, and the resulting products offered by us or our customers may contain unknown or undetected defects and errors, or reflect unintended bias. The discovery of any design defect, fault or bug associated with our products, as well as any ensuing litigation or claims for indemnification could adversely affect our reputation and our relationships with partners, thereby having a material adverse effect on our business, results of operations, financial condition and prospects. Any such defects, faults or bugs could cause us to lose customers, increase our service costs, subject us to liability for damages or divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations, financial condition and prospects. The ramifications of a design defect, fault, or bug may be further exacerbated by the fact that many of our products are based on a common architecture and our new architecture products often are based on legacy products. Accordingly, a design defect, fault, or bug may affect multiple end products that are based on the same products, thereby potentially exposing us to additional liability and requiring additional resources to remedy the error.
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
Security vulnerabilities have previously been, and may in the future be, identified in our products, and it is possible that vulnerabilities may not be mitigated before they become known. Publicity related to any such security vulnerabilities, whether accurate or inaccurate, and any attempted or successful exploitation of such vulnerabilities, may cause increased third-party attempts to identify additional security vulnerabilities or could result in litigation, indemnification or other regulatory actions or inquiries, which could harm our brand and have an adverse effect on our business and results of operations and financial performance.

Additionally, our products are used, and may be used in the future, in a variety of safety critical systems and equipment, including, but not limited to, autonomous vehicles, robotics, drones, data centers and medical equipment. Faults, security vulnerabilities or errors in such systems can result in harm to individuals, including loss of life. Any such fault, security vulnerability, or errors that may be attributed to our products, regardless of merit, could result in litigation, indemnification obligations or regulatory actions or inquiries, which could harm our brand and have a material adverse effect on our business, results of operations and financial performance.
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
Cyberattacks, including, but not limited to, ransomware events, computer viruses or other malware, phishing or quishing attacks, denial of service attacks, illegal hacking and credential stuffing, targeted attacks driven by AI tools, or other malicious attempts to compromise and/or interrupt the operation of information technology systems continue to increase in frequency, magnitude and sophistication. These increasing threats are being driven by a variety of sources, including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, advanced persistent threat actors, and hacking by groups and individuals. These sources can also implement social engineering techniques to induce our third-party partners, users, employees or customers to disclose passwords or other sensitive information or take other actions to gain access to our or our third-party partners’ data or our users’ data. We have also incorporated third-party data into some of our AI models and used proprietary and open-source datasets to train our models and may continue to do so. These datasets may be flawed, insufficient, or contain certain biased information, and may otherwise decrease resilience to security incidents that may compromise the integrity of our AI outputs, leading to potential reputational damage, regulatory scrutiny, or adverse impacts on the performance and reliability of our products, which could, in turn, materially and adversely affect our partners' and customers’ operations and trust. We may have limited insight into the data privacy or security practices of third-party providers, including for our AI algorithms. Techniques, including techniques based on or otherwise using AI, used to obtain unauthorized access to, or to sabotage, systems or networks are constantly evolving and may not be recognized until launched against a target. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection, containment, or remediation of, or other responses to, such cyberattacks, security breaches and other similar incidents. Geopolitical instability, such as ongoing conflict between Russia and Ukraine and conflicts in the Middle East, may increase the likelihood that we or our third-party partners and customers could experience direct or collateral consequences from cyber conflicts between nation-states or other politically motivated actors targeting critical technology infrastructure. Furthermore, we may in the future acquire companies that have less robust security measures, which may expose us to increased risk of cyberattacks, security breaches or other similar incidents. As we increase our customer base and our brand becomes more widely known and recognized, and as our products are used in more heavily regulated industries where there may be a greater concentration of sensitive and protected data, such as healthcare, government, life sciences and financial services, we and our third-party partners may become more of a target for these malicious actors.
Cyberattacks, security breaches or other similar incidents with respect to our information technology systems or those of our third-party partners could result in unauthorized access to, or misappropriation, loss of availability or integrity, disclosure, modification, misuse, loss, destruction or theft of, personal, confidential and proprietary information belonging to us or our employees, third-party partners, customers or suppliers, requiring us to notify individuals, regulators, customers, or other persons under applicable laws or contractual obligations. Such incidents could also cause a significant disruptive effect on our services, which could result in us, our third-party partners or our customers suffering significant financial or reputational damage and potential third-party legal action. If our security measures are, or are believed to be, inadequate or breached as a result of third-party action, employee negligence, error or malfeasance, fraud, product defects, accidental technological failure, social engineering techniques, improper user configuration or otherwise, and this results in, or is believed to result in, compromise of the confidentiality, integrity or availability of our data or our third-party partners’ and customers’ data, or otherwise causes a significant disruptive effect on our services, we could incur significant liability to various parties, including our third-party partners and customers, and to individuals or organizations whose information is being processed by us, our third-party partners or our customers. Further, such information and data being stored in foreign jurisdictions, could lead to us being required to disclose or provide access to data or other IP to a foreign government pursuant to national security or other laws of such foreign jurisdiction. Any perceived or actual violation of security, data protection and/or reporting obligations under relevant privacy and data protection laws, regulations, rules, standards and other obligations could also result in regulatory inquiries, investigations and enforcement actions, fines and/or legal action. We spend significant effort to detect and prevent cyberattacks, security breaches and other similar incidents, and we may face increased costs and be required to expend substantial resources in the event of an actual or perceived cyberattack, security breach or other similar incident. While we and our third-party partners and customers have experienced cyberattacks, including attempts to breach our information technology systems, and may experience cyberattacks in the future, as of the date of this Annual Report, we have identified no material breaches of our information technology systems. We can provide no assurances that we will not experience material breaches of our information technology systems in the future, that our third-party partners and customers will not experience breaches of their information technology systems in the future that are material to us, or that we or our third-party partners and customers have not experienced such a breach but have not yet discovered it.
Hardware and software we procure from third parties, including AI software, or through open-source solutions may contain vulnerabilities and be susceptible to cyberattacks, security breaches or other similar incidents. Additionally, our vendors or service providers may suffer, or be perceived to suffer, cyberattacks, security breaches or other similar incidents that may compromise data stored or processed for us or that may result in a compromise of our information technology system, which may also give rise to any of the foregoing. Our ability to monitor our vendors’ and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, disclosure, loss, acquisition, modification, unavailability, destruction or other processing of, our and our customers’ data. If our vendors or service providers suffer cyberattacks, security breaches or other incidents, we may be unable to perform essential functions to operate our business. To the extent any of our IP is compromised as a result of a security breach experienced by us or by a vendor or service provider, and we do not promptly identify or are not promptly made aware of such breach, we may incorporate compromised IP in our products, thereby making customer implementations of our products vulnerable to future cyberattacks, security breaches or other similar incidents. Moreover, if we, or any of our vendors or service providers, experience a security breach resulting in the exfiltration of confidential data about our information technology systems, such data may provide additional avenues for further attacks. In addition, employees and contractors, and former employees and contractors, including those who become employees or contractors of competitors or other third parties, may misappropriate, wrongfully use, publish or provide to our competitors or other third parties our personal, proprietary or confidential information.
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
Our business depends on the efficient and uninterrupted operation of our information technology and communications systems. If such systems were to fail, in whole or in part, for any reason or if we were to experience any unscheduled downtimes, even for only a short period, our reputation, operations and financial results could be adversely affected.

Our information technology and communication systems could be damaged or interrupted by several scenarios including natural hazards, extreme weather, fire, utility loss, infrastructure failure, service provider failure or cyber threats. Certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures. In many cases we use cloud provided software solutions where we are reliant on the software provider meeting our service level and contractual agreements. In the event that a critical software provider cannot provide their agreed service, this could have an adverse impact on our reputation, operations and financial reporting.
We have disaster recovery and business continuity plans in place for all critical systems and key business services, which are reviewed and tested regularly. However, these plans may not be successful in preventing delays or other complications that could arise from information technology systems failure or cyber attacks and, if they are not successful, insurance may not adequately compensate us for all losses that may occur and have a material adverse effect on our business, results of operations, financial condition and prospects.
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
Although a substantial majority of our revenues, as well as a significant proportion of our assets and liabilities, are denominated in USD, certain of our costs are denominated in British pounds sterling and a number of other currencies, such as the Euro and Chinese Yuan Renminbi. Consequently, our results of operations have been, and are likely to continue to be, affected by changes in the relative value of the various currencies in which our revenues, costs, assets and liabilities are denominated, and especially the U.S. dollar to British pound sterling exchange rate, as well as the exchange rates to the Euro and Chinese Yuan Renminbi, may have a material impact on our reported results of operations and financial condition. To manage our exposure, we may engage in the use of financial derivatives or currency hedging transactions, although such activities may not cover all of our exposure, may be costly and may also expose us to counterparty risk. Despite hedging and other mitigating techniques implemented by us, fluctuations in exchange rates have in the past and may in the future have a material adverse effect on our business, results of operations, financial condition and prospects.
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

Our own internal use of AI, including but not limited to generative AI, concerns about our AI- and ML-related practices or the ultimate uses of our products in conjunction with AI and ML technologies, even if unfounded, could damage our reputation and materially and adversely affect our business and operating results. Third parties may use our products for harmful or controversial purposes, and the use of our products by our customers or end users to power AI and ML features and functionality may result in harm or controversy. See “—Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share” and “—Actual or perceived security vulnerabilities in our information technology systems, including cyberattacks, security breaches or other similar incidents with respect to our or our third-party partners’ information technology systems, or any unauthorized access to our data or our third-party partners’ and our customers’ data, could harm our reputation, business and operating results.”
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
Further, we are in the process of rebranding many of our products, which may not produce the benefits we expect. Initially, our rebranded products will not have as established brand recognition as our prior product names and could result in customer confusion. In addition, while we have processes and procedures in place to ensure that our rebranded products will not infringe on the IP of others, our rebranded products may unintentionally infringe on others’ IP rights. Additionally, we may be unable to obtain adequate IP protection over the product names we intend to use. If our rebranding initiative does not produce the intended result, we may incur substantial costs and incur damage to our brand and reputation.
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
Evolving expectations from governments, customers, partners, regulators, investors, and other stakeholders with respect to our environmental, social and governance (“ESG”) practices may impose additional costs on us, expose us to new or additional risks, or harm our reputation.
There are evolving expectations from governments, customers, partners, regulators, investors, and other stakeholders related to ESG practices and disclosure, including environmental stewardship, climate-related risks and opportunities, social responsibility, diversity and inclusion, racial justice and workplace conduct. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward us, which could have a negative impact on the trading price of our securities and our access to and costs of capital. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and the trading price of our securities. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.
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
At the same time, “anti-ESG” sentiment has gained momentum across the U.S. with a growing number of states, federal agencies, the executive branch and Congress having enacted, proposed or indicated an intent to pursue “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the U.S. federal government having recently issued policy statements and directives potentially impacting diversity equity and inclusion (“DEI”) initiatives in the private sector. Such “anti-ESG” and anti-DEI related policies, legislation, initiatives, litigation, legal opinions and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions or sustaining reputational harm.
We have previously identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impact our ability to produce accurate financial statements or comply with applicable regulations. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
We are required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm is required to express an opinion on the effectiveness of our internal control over financial reporting on an annual basis. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.
For example, for the fiscal years ended March 31, 2022 and 2021 we identified a material weakness relating to our information technology general controls over information systems that are necessary for preparation of our financial statements, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems, (ii) insufficient controls over change management of our information systems and (iii) insufficient controls over monitoring of batch processes. To address the material weakness, we implemented a remediation plan which was completed during the fiscal year ended March 31, 2025, and management has concluded that the material weakness has been remediated. There can be no assurance that similar control issues will not be identified in future periods.
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
Our headquarters are in the U.K., and we currently also have operations in various jurisdictions around the world, including the U.S., Europe, the PRC, India, South Korea, Japan, and Taiwan. We may in the future expand our operations either within these jurisdictions or to new jurisdictions or otherwise reorganize our operations. Risks associated with these international operations include exposure to political, economic and financial conditions and expected and unexpected changes in legal and regulatory environments. We may, from time to time, enter into strategic partnerships, joint ventures or similar business relationships with entities in foreign jurisdictions, including governmental or quasi-governmental entities, pursuant to which we may be required to license or transfer certain of our IP rights to such entities. For example, we were recently selected by the Malaysian government to be a key strategic AI technology partner. Such relationships could expose us to increased risks inherent in such activities, such as protection of our IP, economic and political risks, and contractual enforcement issues. In addition, we could face potentially adverse tax consequences from our international expansion, changes in our international operations or changes in tax laws in any of the multiple jurisdictions in which we operate. Managing operations in multiple jurisdictions also places further strain on management’s time and our ability to manage overall growth. These risks could have a material adverse effect on our business, results of operations, financial condition and prospects.
We are subject to governmental export and import requirements that could subject us to liability or restrict our ability to license our products. If the U.S. Department of Commerce were to further broaden U.S. export restrictions on foreign-origin items, whether through changes to the level of de minimis U.S.-origin content that would make a non-U.S.-made product subject to the U.S. Export Administration Regulations (“EAR”), known as the de minimis rule, or through changes to the foreign direct product rules under the EAR or otherwise, these expanded restrictions would subject more of our products to U.S. export controls and could impose export restrictions on the licensing and delivery of impacted items to certain customers and trading partners. Furthermore, if the U.S. Government implemented expanded economic sanctions on specific countries or regions, that could impact our portfolio. For instance, over the last couple of years and in response to changing geopolitical events, the U.S. has introduced significant changes to export controls and sanctions with respect to Russia and the PRC, and, while unpredictable, we anticipate additional changes to such regulations in the future.
In September 2024, December 2024, January 2025, and most recently, on May 13, 2025, the U.S. Government published new and updated export control rules and guidance on advanced compute chips and services, large compute clusters, certain closed-weight AI models, Gate All-Around Field-Effect Transistor (“GAAFET”) and High Bandwidth Memory (“HBM”) technologies, and certain semiconductor manufacturing equipment, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. These latest controls also added new entities to the U.S. Entity List and modified the scope of items subject to license requirements for certain entities on the U.S. Government’s Entity List. As a result of the new rules and guidance, our ability to license our products to designated countries or entities could be reduced, and our commercial relationships could be further harmed by limiting the ability of certain of our customers and partners from shipping chips and end products incorporating certain of our products. For instance, given U.S. and U.K. trade and national security policies regarding exports of technology with potential advanced compute or military uses, it is unlikely that we would be able to obtain a U.S. or U.K. export license for certain high performance compute cores in the Neoverse series processor family. This and any similar limitations could also reduce our revenues and cause significant uncertainty in our products roadmap, which could have an adverse effect on our business, results of operations, financial condition and prospects.
In addition, in May 2025, the U.K. updated its advanced compute export control rules to align with similar rules in the U.S., which could have an adverse effect on our business, results of operations, financial condition and prospects.
Trade relations between countries where we do business or where our customers have end customers has recently been volatile. For example, the U.S. Government has imposed enhanced sanctions and export controls impacting the provision of certain services and cross-border transfer of technology and software products and announced new licensing requirements which impact exports of some of our customer’s ICs and certain related items, and these restrictions are subject to frequent change or expansion and could have a material adverse effect on our business.
On April 2, 2025, the U.S. administration announced increased tariffs applicable to U.S. imports from all countries with some countries subject to a flat 10% tariff and others subject to higher individualized tariffs, known as reciprocal tariffs. Since the initial announcement of tariffs, a pause on certain tariffs for most countries, including China went into effect for 90 days, and exemptions were announced for certain strategic sectors, including semiconductors and electronics. Although temporary relief has been provided from certain newly imposed tariffs and new trade agreements may be negotiated with existing trade partners, the economic uncertainty surrounding these actions, or the prospect that these or similar actions will be taken, could result in adverse consequences to us, including, among others, causing new or existing customers to decrease their level of business with us or causing our customers to increase the prices of their products to offset increased costs resulting from global trade conditions, which could make them less competitive. Furthermore, in April 2025, the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce initiated a Section 232 investigation into the effects of U.S. national security of imports of, among other things, semiconductors and semiconductor manufacturing equipment. The investigation can take up to 270 days and may form the basis for the imposition of tariffs in the future. Additionally, escalation in tensions between the U.S. and its historically significant trading partners, the inability of the U.S. and its trading partners to reach further trade agreements, the continued use of reciprocal tariffs and similar actions by each country, or broadening implementation of investment restriction regimes in or related to these trading partners, may contribute to a slowing of global economic growth and may make our products and services less attractive or unavailable to customers in certain countries, which would materially and adversely affect our business, reputation and results of operations.
While the tariffs do not directly apply to our licensing and royalties, these measures may increase costs and/or reduce distribution in key markets. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices to adequately address any restrictions, it could result in lower margins on products sold or fewer products sold, which would reduce royalty revenues.
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

In addition, if our customers fail to comply with these regulations, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations. For example, BIS maintains and frequently updates the “U.S. Entity List,” which limits our ability to deliver products and services to these entities, some of which are our customers. Anticipated or actual changes in trade restrictions could also affect customer purchasing behaviors.
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
In the European Union and in the U.K., we are subject to the GDPR and the U.K. GDPR, respectively, which impose stringent obligations regarding the collection, control, use, sharing, disclosure and other processing of personal data. Failure to comply with the GDPR or the U.K. GDPR can result in significant fines and other liability. European data protection authorities have already imposed fines on companies for GDPR violations up to, in some cases, hundreds of millions of euros. While the U.K. GDPR currently imposes substantially the same obligations as the GDPR, the U.K. GDPR does not automatically incorporate changes to the GDPR, which creates a risk of divergent parallel regimes and related uncertainty. We cannot predict how the U.K. GDPR and other U.K. privacy and data protection laws, regulations or rules may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the U.K. government has introduced proposed reforms to the U.K. GDPR in ways that, if formalized, may create a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs. In addition, in the European Union, there are a number of new and revised laws focused on cybersecurity and product security. For example, the new Network and Informative Security Directive (“NIS2”) establishes a high common level of cybersecurity across the European Union by strengthening the security of network and information systems and covers a wider range of sectors and entities, including critical infrastructure. Further, the EU Cyber Resilience Act (the “CRA”) is a new regulation, which imposes obligations on manufacturers, importers and distributors of products with a digital component to ensure that such products adhere to minimum security requirements.
Other jurisdictions have enacted or are considering similar cross-border personal data transfer laws and local personal data residency laws, any of which would increase the cost and complexity of doing business and could result in fines from regulators. For example, China’s law imposes various requirements relating to data processing and data localization. Data broadly defined as important under China’s law, including personal data, may not be transferable outside of China without prior assessment and approval by the Cyberspace Administration of China (“CAC”). Compliance with these requirements, including CAC assessments and any deemed failures of such assessments, could cause us to incur liability, prevent us from using data collected in China or impact our ability to transfer data outside of China. The inability to import personal data to the United States could significantly and negatively impact our business operations, limit our ability to collaborate with parties that are subject to European, China and other data privacy and security laws, or require us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations, which could negatively impact our business.

Further, our business may be affected by laws, regulations, rules and standards aimed at regulating the use of personal information for marketing purposes, the tracking of the online activities of individuals and the regulation of machine-to-machine communications. For example, the European Union’s proposed ePrivacy Regulation, which is still being negotiated, may impose burdensome requirements around obtaining consent and impose fines for violations that are materially higher than those imposed under the European Union’s current ePrivacy Directive and related European Union member state legislation. Compliance with these laws, regulations, rules and standards may result in increased costs and limit the effectiveness of our marketing activities, while failure to comply may subject us to substantial fines and reputational damage.
In the U.S., we are subject to various federal, state and local privacy and data protection laws, rules, and regulations governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information. For example, at the state level, we are subject to the CCPA, which broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of unencrypted personal information. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level privacy and data protection laws, rules and regulations that share similarities with the CCPA. Additionally, the U.S. Department of Justice has recently issued rules concerning the cross-border transfer of certain sensitive data that will have widespread compliance implications.
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
New technologies, such as AI and ML, are the subject of evolving review by various governmental and regulatory bodies and agencies. New and updated laws, rules, directives, and regulations governing the use of such technologies may adversely affect the ability of our business to develop, use and commercialize such technologies and processors and products that use, incorporate or otherwise rely on such technologies. Several jurisdictions, including the European Union and South Korea, have already enacted measures related to the development and use of AI and ML in products and services and new laws, rules, directives and regulations will likely emerge over time. We may not always be able to anticipate how courts and regulators will apply existing laws to AI, to predict how new legal frameworks will develop to address AI, or to otherwise respond to these frameworks, as they are still rapidly evolving. Increased regulation may impact our customers’ ability to develop and deploy AI-systems that rely on our products. It is not possible to predict all of the risks related to the use of AI and ML. Changes in laws, rules, directives, and regulations governing the use of AI and ML may materially and adversely affect our business and operating results, increase our compliance costs or subject us to legal liability.
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
A portion of our revenue is derived from contracts with governmental entities, governmental subcontractors and public universities. Our contracts with such entities, including in the U.K., the European Union and its member states, and the U.S., are subject to various regulations and other requirements relating to their formation, administration and performance. We may be subject to audits and investigations relating to government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of the contract, payment of fines or suspension or debarment from future government business.
Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws, which could cause significant liability for us and harm our reputation.
We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with laws, standards, regulations, guidance or codes of conduct, provide accurate information to regulatory authorities, comply with manufacturing standards, report financial information or data accurately or disclose unauthorized activities to us. We may also be exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance, contractual requirements or codes of conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations and prospects, including the imposition of significant fines or other sanctions and damage to our reputation.
Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer
We are a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, are eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.
As of May 20, 2025, SoftBank Group beneficially owns approximately 87.1% of our total issued and outstanding share capital, representing a majority of the total voting power of our ordinary shares. As a result of SoftBank Group’s ownership, we are a “controlled company” under the Nasdaq corporate governance standards.
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
As of May 20, 2025, SoftBank Group beneficially owns approximately 87.1% of our total issued and outstanding share capital. As a result, for so long as SoftBank Group and its controlled affiliates hold shares representing a majority of the votes entitled to be cast by the holders of our outstanding ordinary shares at a shareholder meeting, SoftBank Group will generally have the ability to control the outcome of any matter submitted for the vote of our shareholders, except in certain limited circumstances as set forth in the Articles of Association, as amended (the “Articles”) and the Companies Act.
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
From time to time we have, and in the future we expect to, advise SoftBank Group with respect to certain of its proposed investments or acquisitions in, or commercial arrangements or strategic partnerships with, businesses in or adjacent to our industry. For example, we are a party to a consulting agreement with SoftBank Group pursuant to which we provide to SoftBank Group and its affiliates certain technical consultancy and advisory services relating to potential transactions, strategic partnerships, commercial arrangements or other arrangements involving SoftBank Group or its affiliates. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with SoftBank Group—Consulting Agreement.” Our efforts to advise SoftBank Group may require substantial time and attention from our executives, engineers and other employees, which could divert attention and resources away from our business. We can provide no assurances that SoftBank Group will not acquire, invest in or partner with businesses that compete with us, and we will have no control over SoftBank Group’s acquisition, investment or strategic partnership activities, including any investments in, acquisitions of or strategic partnerships with businesses that compete with us or our customers, or any other actions that SoftBank Group may take to compete with us or our customers. Any SoftBank Group investments in, or acquisitions of, or strategic partnerships with, businesses that compete with us or our customers could have a material adverse effect on us and our relationships with affected customers and cause those customers to seek alternatives to our products and invest in the ecosystems of our competitors like RISC-V, which could have a material adverse effect on our business, results of operations, reputation, financial condition and/or prospects. In connection with the performance of services under the consulting agreement or otherwise, we may enter into strategic partnerships, licensing agreements or other commercial arrangements involving businesses or other assets owned by SoftBank Group or its affiliates, business or assets in which SoftBank Group or its affiliates have a controlling interest, or businesses with which SoftBank Group or its affiliates have a commercial arrangement or partnership. We have established, and in the future expect to establish, such commercial arrangements in furtherance of our initiatives to develop more complete compute subsystems (such as Arm CSS), chiplets and complete end chip solutions and may in future establish such commercial arrangements in furtherance of the manufacturing and distribution of such products or solutions. In addition, we have pursued, and may in the future pursue, commercial relationships with, acquisitions of or investments in entities owned by or affiliated with SoftBank Group or with whom SoftBank Group or its affiliates have a commercial relationship.
Disputes may arise between us and SoftBank Group or its affiliates in a number of areas, including relating to arrangements with third parties that are exclusionary to us or SoftBank Group or its affiliates and business opportunities that may be attractive to both us and SoftBank Group or its affiliates. For example, in January 2025, SoftBank Group announced the Stargate Project, a joint venture between SoftBank Group, OpenAI and Oracle Corporation, to invest in building new AI infrastructure, where we were named as a key technology partner. However, we have received no formal commitments that our technology will be used. Furthermore, disputes may arise between us and SoftBank Group or its affiliates with respect to Arm China. We may not be able to resolve any potential conflicts with SoftBank Group and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party, which could have an adverse effect on our business, results of operations and the trading price of our ADSs. In addition, any disputes between us and SoftBank Group could distract our management.
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
SoftBank Group has engaged, and may from time to time engage, in financing transactions involving our shares (including ADSs representing our shares), such as loans whereby our shares are pledged as security. We may be unable to influence the timing or terms of financing transactions by SoftBank Group involving our securities. In addition, certain subsidiaries of SoftBank Group have entered into a margin loan facility secured by our ordinary shares (the “SoftBank Group Facility”). We have no material obligations with respect to the SoftBank Group Facility. The SoftBank Group Facility is initially secured by a pledge of 769,029,000 of our ordinary shares, which, as of May 20, 2025, represents a 72.6% equity interest in us. We face various risks in connection with the SoftBank Group Facility. The SoftBank Group Facility contains, and such other financing transactions may contain, provisions that, subject to their terms, require prepayment if certain events or circumstances occur, including certain change of control transactions or in the event the trading price of our ADSs declines below certain thresholds. From time to time, subject to certain requirements under the terms of the SoftBank Group Facility and any other such financing transactions, SoftBank Group or the relevant subsidiary of SoftBank Group, as applicable, may consider it advisable to sell shares in order to finance the prepayment or repayment of such financings, which number of shares may, individually or in the aggregate, be significant. In addition, in connection with the SoftBank Group Facility and any other such financings, if the price of our ADSs declines to certain levels, absent a repayment of the applicable financing, SoftBank Group may be required to provide additional collateral. For instance, the SoftBank Group Facility could be subject to a “margin call” by the providers of the facility if, among other events, the loan-to-value exceeds a certain threshold. In the event of such a margin call, the relevant subsidiary of SoftBank Group would need to deposit additional funds with the providers of the facility and may decide to sell some of the pledged shares to provide such funds. In the case of non-payment at maturity or another event of default, the providers of the SoftBank Group Facility and any other such financing may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. The foreclosure on our shares that are initially pledged as collateral for the SoftBank Group Facility could cause a change of control of us and if such shares are sold, such sales could cause the trading price of our ADSs to decline. Sales of our securities in connection with the SoftBank Group Facility and any other such financing transactions, whether by SoftBank Group or upon enforcement against collateral, could have a material and adverse effect on our business, results of operations, access to equity capital and the trading price of our ADSs.
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
If we were to lose our foreign private issuer status, this would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
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
Raising additional capital or using our securities as consideration for acquisitions or similar activities may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.
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
In addition, from time to time we may issue our ordinary shares, securities convertible into our ordinary shares or interests that mirror the economics associated with ownership of our ordinary shares in connection with acquisitions, financings, investments, to compensate consultants or advisors, or otherwise. Any such issuance could result in substantial dilution to our existing ADS holders and cause the market price of our ADSs to decline.
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
•changes to, or perceived changes to, our business model;
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
•additions or departures of key management;
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
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur if we decide to list our ordinary shares on a non-

U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will be terminated, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is materially disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.
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
We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the price at which you acquired your ADSs.
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
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to require us to incur significant legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn makes it more difficult for us to attract and retain qualified senior management or members for our Board of Directors. Further, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could materially harm our business and operating results.
Risks Relating to U.S. and U.K. Tax Regimes
If we are (or one of our non-U.S. subsidiaries is) a “controlled foreign corporation” (a “CFC”), there could be adverse U.S. federal income tax consequences to certain U.S. investors.
Generally, if a U.S. investor is treated as owning, directly, indirectly or constructively, at least 10% of either the total value or total combined voting power of our stock, such U.S. investor may be treated as a “United States shareholder” with respect to each CFC in our group, if any, for U.S. federal income tax purposes. A non-U.S. corporation will generally be classified as a CFC for U.S. federal income tax purposes if United States shareholders own, directly, indirectly or constructively, more than 50% of either the total value or the total combined voting power of the stock of such corporation. Because SoftBank Group currently owns, and is expected to continue to own, more than 50% of our ordinary shares, we are currently a CFC and expect to remain so in the future so long as SoftBank Group continues to own, directly or indirectly, 50% or more (by value) of the stock of a U.S. subsidiary. In addition, because our group includes U.S. subsidiaries, our current non-U.S. subsidiaries and potentially any future newly formed or acquired non-U.S. subsidiaries generally will be treated as CFCs, regardless of whether we are treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments of earnings in U.S. property, regardless of whether such CFC makes any distributions to its shareholders. Additionally, an individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may also subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from expiring. We cannot provide any assurances that we will furnish to any United States investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Internal Revenue Code of 1986, as amended (the “Code”) or with respect to whether such investor is treated as a United States shareholder with respect to us or our non-U.S. subsidiaries that are CFCs, and the U.S. Internal Revenue Service (the “IRS”) has provided only limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.
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
Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended March 31, 2025, and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and no assurances can be made in this regard. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
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
In addition, we may periodically restructure our legal entities and if taxing authorities were to disagree with our tax positions in connection with any such restructurings, our tax liability could be materially affected. In connection with any restructuring, we could also incur additional charges associated with consulting fees and other charges.
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
The Company is a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems IP, graphics processing units, and associated systems IP, software, tools and other related services.
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
For a discussion of our principal capital expenditures, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”, “Item 4. Information on the Company—D. Property and Equipment”, “Item 8. Financial Information—Note 7 - Property and Equipment, Net” and “Item 8. Financial Information—Note 8 - Leases” in the Notes to the Consolidated Financial Statements included in this Annual Report.
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
B.    Business Overview
Industry Background
Semiconductors are indispensable to everyday life. In today’s technology-driven world, semiconductors are the enablers of the devices and infrastructure that facilitate virtually everything people do. As consumers and enterprises continue to demand more from their devices, we expect the demand for high-performance and energy-efficient semiconductors to continue to expand at an accelerating rate. We expect nearly all products to become smart, connected and AI-enabled. AI use cases are emerging across all of our end markets, including smartphones, personal computers (“PCs”), consumer electronics, advanced automotive solutions, industrial devices and data centers.
The massive expansion of data, advanced software applications, and AI is driving demand for high-performance and power efficient compute. Mobile devices must manage compute-intensive applications like video streaming, yet are limited by the energy stored in their batteries. Data centers must cope with rising AI training and data needs while limited by the power available from the grid. The transition to electric vehicles and autonomous driving is increasing pressure on automakers to increase compute power without limiting vehicle range. Enterprises are increasingly mindful of environmental sustainability, which is driving a need for more efficient alternatives to offset the continued growth in data centers and other compute deployments. Collectively, these considerations result in the need for innovation in chip design to address market demands for an optimal balance of performance, efficiency, and cost across end markets. The Arm compute platform enables customers to address increasingly complex workloads with a broad suite of powerful, energy efficient solutions from our CPU IP to CSS offerings.
Further, the resources required to develop leading-edge products are significant and continue to increase exponentially as chip complexity increases, manufacturing process nodes shrink, and manufacturing times increase. Arm and its partners have developed an ecosystem that plays an increasingly valuable role in the chip design process by providing specialized capabilities and expertise that enable semiconductor suppliers to focus on their core product differentiation, while keeping pace with market innovation. Arm helps its customers facilitate innovation and enhance customers’ competitive positioning by reducing the complexity, risk, cost, and time-to-market for new products. Design partners, like Arm, that can demonstrate a deep understanding of their customers’ workloads are better positioned to integrate themselves into their customers’ workflows, further expanding their value proposition over time.
Many OEMs historically have used “off-the-shelf,” or “merchant,” semiconductors when building their product offerings. However, that is changing as many leading OEMs are now building custom chips in-house that deliver greater performance and greater efficiency at an equal or better price for a particular use case.
For a discussion of our business’s cyclical nature, see “Item 5. Operating and Financial Review and Prospects—D. Trend information—Key Factors and Trends Affecting Our Operating Results—Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry.”
Our Company
Arm architects, develops, and licenses our high-performance, and energy-efficient Arm compute platform. Our CPU products address diverse requirements for performance, power, and size. Our complementary products include GPU and NPU accelerators, interconnect, and others. Many of the world’s leading semiconductor companies and OEMs rely on Arm to develop their products.
Every CPU has an architecture, which defines the software instructions that can be executed by the CPU. The architecture is essentially a common language for software developers. It sets the foundation for a large library of compatible software which runs on those CPUs, including our Kleidi libraries that help developers optimize their AI applications on Arm chips. Chip designers utilizing the Arm compute platform can add desired functionality, such as

GPUs, NPUs, Wi-Fi connectivity, image processing, and video processing to create a SoC to meet the needs of any end market. We also support ecosystems of third-party tool vendors for embedded software and the IoT. We are also committed to contributing to open-source software and tools to ensure our offerings are optimized for the latest technologies.
For the three months ended March 31, 2025, approximately 7.9 billion Arm-based chips were reported as shipped, resulting in more than 310 billion Arm-based chips cumulatively. Arm powers everything from the tiniest of sensors to the most powerful supercomputers. The Arm compute platform is the most pervasive architecture in the world and supports a global community of more than 20 million developers. Our platform runs the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and PCs, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smart cameras, thermostats, drones and industrial robotics.
Our platform is highly leveraged to the growth in AI workloads. Arm CPUs run AI workloads in billions of devices from the edge to the cloud, including smartphones, cameras, digital TVs, cars and cloud data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or a NPU, which specializes in the acceleration of ML algorithms. In the emerging area of large language models, generative AI and autonomous driving, there will be a heightened emphasis on the power-efficient acceleration of these algorithms. In the latest Arm architecture, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI algorithms and workloads.
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
Over the years, as Arm’s customer base expanded, Arm has extended the range of technology products to include accelerators, such as GPUs, specialist accelerators (for image processing and AI functions), and more application specific system-level technology such as CSSs.
Our Product Offerings
The key elements of our solution include:
•Arm CPUs. The foundation of our product offerings is our CPU products. Our CPU products leverage our common scalable architecture and address a range of performance, power, and cost requirements.
•Other Design Offerings. We have a portfolio of products that are deployed alongside our CPUs, including:
•Accelerators. We offer a family of GPU and NPU products providing efficient computing acceleration and an optimal visual experience across a wide range of devices.
•System IP. Complementary design components that enable designers to create high-performance, power-efficient, reliable, and secure chips.

•Compute Platform Products. Arm’s CPU, GPU, and System IP products integrated into a foundational compute platform optimized for a specific end market. These CSSs are pre-integrated and pre-verified configurations of Arm technology that deliver significantly higher value to customers by reducing development costs and time-to-market.
•Development Tools and Software. Our tools and software support the development and deployment of our offerings.
We continue to expand the scope of our product offerings, investing in more holistic, end-market optimized designs, expanding beyond individual design IP to providing subsystem designs. Given the complexities of developing chips using the most advanced manufacturing processes, we are making significant investments to better support the increasing number of OEMs looking to develop their own customized chips. We also actively consider the impact of next generation technology adopted by market participants, which has resulted in us allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets, including, without limitation, new products in our IP portfolio, as well as solutions beyond individual IP designs such as RTL-based CSSs, GDSII-based CSSs, chiplets and complete end chip solutions.
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
We believe that the primary customer benefits of our product offerings include:
•Ability to Optimize for Performance, Power and Area (“PPA”). Arm’s design IP enables customers to build chips optimized for the PPA requirements for a specific use case or end market. A battery-powered device such as a smartphone has a different PPA requirement versus a high-performance cloud server or an IoT sensor. As the Arm compute platform offers a wide range of CPU and related technologies, our customers can create chips customized to their specific requirements for performance, power consumption, and cost.
•Reducing Customer Time to Market, Development Costs, and Risk. As leading-edge manufacturing processes continue to progress towards smaller transistors, developing chips is becoming harder and more costly, requiring more engineering time and effort. To further reduce our customers’ time to market, lower their costs and help de-risk their product development efforts, our compute platform combines our CPU and related products and SoC knowledge with our deep understanding of our ecosystem partners’ design tools and manufacturing processes. We invest significant time, resources and effort in the design and verification of each processor and work closely with our customers to develop the products we deliver to our customers. Our CSS products, for example, offer hardened CPU, GPU, NPU, and interconnect implementations that offer our customers a better starting point for their designs. In addition, through our deep customer and partner relationships, we have unique visibility into the future requirements of end markets many years out, which informs the development of our products to ensure that our products meet or exceed future market needs.
•Incorporation of AI Acceleration in Every Processor We Now Design. We expect our customers to embed AI capabilities into chips across our end markets. We are rapidly increasing the capability of our CPUs to run AI algorithms, are increasing the computational power of our GPU and NPU accelerators, and creating the software ecosystem to allow Arm developers to take full advantage of our chips’ capabilities.
Our Primary Markets
A summary of our disaggregated revenue and information pertaining to revenue from customers based on the principal headquarters address by geographic regions for the fiscal years ended March 31, 2025, 2024, and 2023, is included in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Note 4 - Revenue.”
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
Our royalty revenue from the mobile applications processors market constituted approximately 46% of our total royalty revenue for the fiscal year ended March 31, 2025.
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
Our Business Model and Customers
Our open and flexible business model provides access to high-quality CPU and other products from our compute platform for a wide range of potential customer types and end markets. We license our products to semiconductor companies, OEMs, and other organizations to design their chips. Our customers license our products for a fee, which gives them access to our designs and enables them to create Arm-based chips. Once a chip has been designed and manufactured with our products, we receive a per-unit royalty on substantially all chips shipped. The royalty has typically been based on a percentage of the ASP of the chip or a fixed fee per unit, and it typically increases as more Arm products are included in the chip. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs.
Our customers can choose from several licensing models, each with its own pricing mechanics and level of access to Arm products. These include CSS, Arm Total Access, Arm Flexible Access, TLAs and Architecture Licenses. Regardless of the license model a customer uses, we receive a per-unit royalty fee on substantially every chip shipped. Because each chip may ship for many years, and Arm compute platforms can be reused in new products as new applications emerge, these licensing agreements contribute to a long tail of recurring royalty revenues.
Competition
We compete based on a variety of factors, including price, performance, energy-efficiency, ease of product customization, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Given our reliance on our partners and customers, our competitive position is dependent on our partners’ and customers’ competitive positions. In addition, our partners and customers do not license our products exclusively; rather, several of our partners and customers also design, develop, manufacture and market processors based on non-Arm based architectures as well as develop their own Physical IP in-house. Our partners and customers compete with each other and with us in various markets. The level of competition and the nature of the competitor generally varies based on the end market. For established markets where there is an incumbent architecture with a supporting ecosystem, it can be difficult for a new architecture to displace existing architectures and, therefore, to gain market share. For example, we have made significant progress and have established a large market share in markets such as smartphones, consumer electronics and IoT. We face competition primarily from other architectures like x86 and RISC-V in many of these markets. Furthermore, certain semiconductor companies, including some of our existing customers, have designed or are in the process of designing their own architectures in markets such as smartphone application processors, other mobile chips, consumer electronics, IoT and embedded computing, networking equipment, automotive, and cloud compute.
The markets for our products are intensely competitive and some of them are characterized by rapid technological change. These changes result in frequent product introductions, short product life cycles and increased product capabilities typically representing significant price and performance improvements. We face significant competition from established technologies such as the x86 architecture, as well as from free, open-source technologies, including the RISC-V architecture. Some of our customers are also major supporters of the RISC-V architecture and related technologies.
Additionally, because our resources must be allocated amongst developing and maintaining our existing IP portfolio and developing and commercializing any new, more integrated compute products or solutions, companies that focus their efforts on a single product or solution or a limited number of products or solutions may have significantly greater financial, technical, manufacturing, marketing, sales and distribution resources dedicated to such markets and solutions than we do. Such companies may also have a more developed IP portfolio for the applicable markets and solutions and may be able to leverage these resources and competitive factors to gain or maintain market share. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our development of CSS, chiplets, and complete end chip solutions as well as other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory and financial risks.”
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”
Competitive Strengths
We believe that our compute platform, including our architecture, CPU designs, and accelerator and related IP, is the leading independent processor technology licensable to other companies. In addition, our established worldwide network of partners and customers affords us a broad presence. Paired with our software ecosystem, we believe we have an advantage over other companies that license processor-related technology. In addition, we believe that our extensive ecosystem and the high barriers to entry into certain of our end markets enhance our competitive position. Our competitive strengths include:
•Technology Leadership Across Markets. The Arm compute platform has been an industry leader for many years and is the most widely deployed architecture globally. Our products are used in virtually all smartphones, a majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors. We have an established presence in the cloud market, working with many of the largest hyperscalers and in the automotive market we work with many of the leading suppliers. Our products deliver best-in-class performance per watt and provide the flexibility to design custom chips, addressing the growing need for power-efficient compute capabilities tailored to specific workloads.
•Leadership in AI from the Edge to the Cloud. New AI hardware, the rise of AI agents, and the emergence of smaller, lighter language models are unlocking edge AI use cases in the smartphone, PC, automotive, and industrial end markets. These devices are often distant from the cloud and untethered from the power grid. Arm’s powerful and energy-efficient processors allow a faster user experience, improved privacy, and fewer energy-intensive interactions with the cloud. Cloud demand for AI compute is lifting industry demand for GPUs, all of which require CPUs, a rising percentage of which are based on the Arm compute platform.
•Flexible, Customizable Compute Platform. We offer the Arm compute platform, which includes our CPUs, GPUs, NPUs, interconnect, and other IP, in a wide range of options and configurations that allow our partners to build chips precisely tailored to the workloads they intend to run in a cost-effective manner. This custom silicon can therefore be both highly performant and energy-efficient.
•Extensive Ecosystem of Third-Party Software and Hardware Partners. Arm has the world’s largest ecosystem of third-party software and hardware partners, including chip design and verification tools vendors, advanced fabrication, operating system and application vendors, software tools providers, training and support services companies, and more than 20 million developers. The wide deployment of chips based on the Arm architecture provides software and tools companies with a large market to develop and sell their products into. As creating a new product or service is difficult without all the elements of the supporting hardware and software ecosystem, the breadth of the Arm ecosystem creates a virtuous cycle that deeply integrates us into the design cycle.
•Close Integration with Customers and Ecosystem Partners. We work closely with our customers and ecosystem partners to understand future industry trends and the evolution of end markets. We believe that it is essential that we align with our customers on their development plans and engineering timeline, so that our products meet or exceed their requirements and are delivered at the right time in their chip development timeline. Because it can take two to three years to design a new Arm processor, and it can take another two to three years to develop a chip, we have close relationships with our customers’ research and development functions. This can provide us with unique visibility across the semiconductor industry, from the product pipeline of our customers to, by extension, their customers and end markets. We have also been engaged to advise on or design chips for certain existing customers and other third parties.
•Long-Term Visibility Enables Investment in Future Products. Our business model provides significant flexibility to fund long-term investments in future products. Arm incurs research and development investments today for the development of products that will be licensed in the future, with royalty fees to follow for years beyond that. We focus our investments on leading-edge products, and we leverage our underlying technology across multiple derivative products targeting different markets and extending into new applications over time. We are able to make significant upfront investments due to our alignment with customer roadmaps and the resulting visibility from long-term royalty streams.

•We Satisfy our Customers’ Processor Design Needs in a Mutually Beneficial Way. We invest in creating leading products that can be used across a wide range of end markets and customers. As we expect to license our products to multiple customers, we can typically cover the entire cost of developing new Arm products by charging each customer only a portion of the total development costs. This lowers the costs for each semiconductor designer to license Arm products, versus developing the technology in-house, and enables customers to focus resources on differentiation. In addition, by licensing Arm CPU technology, the licensee immediately gains access to the vast Arm ecosystem, which would be impossible to leverage if they developed their own CPU in-house.
•World-Class Research and Development Team with a Proven Track Record of Innovation. Our customers rely on us to deliver advanced technology, leveraging our extensive capabilities and scale across our CPU, GPU, NPU, systems, and platform products. Our research and development team is prolific at developing new inventions, for which we seek patents to the greatest extent possible.
Research and Development
We are an engineering-first company, with approximately 83% of our global employees, as of March 31, 2025, focused on research, design, and technical innovation, and we have global operations and research and development centers in the U.K., Europe, North America, India, and Asia-Pacific. Our ability to compete is substantially dependent on advancement of our products in order to meet evolving market demands. Our engineers are involved in researching and developing new versions of processor cores, specialist processors, such as graphics IP and AI accelerators, System IP, and CSS technology as well as related software and tools applications. Further, our management continually evaluates opportunities to innovate and develop new products and services to meet market demand and new market opportunities, including more complete compute subsystems (such as Arm CSS), chiplets and complete end chip solutions. We have been engaged to advise on and design chips for certain existing customers and other third parties. We have allocated, and intend to continue allocating, resources to such projects and in developing new products and solutions, including recruiting and hiring engineers or other employees with the requisite expertise. We have also begun exploring potential acquisitions of, or service agreements with, businesses employing the required expertise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our development of CSS, chiplets, and complete end chip solutions as well as other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory and financial risks.”
Our significant research and development investments in certain markets where we are established, such as mobile applications processors, consumer electronics, and embedded computing, enable us to invest more effectively and efficiently in the development of new products in various end markets such as the automotive and cloud computing markets. We have committed, and intend to continue to commit over the long-term, significant financial and other resources to technology and product innovation and development. For more information about our research and development policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2025 and 2024—Research and Development.”
Intellectual Property
Our success and ability to compete effectively depend significantly on protecting our IP. To protect our IP rights, we primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality agreements, as well as license agreements with our employees, customers, partners, and others. We have an active program of protecting our proprietary technology through the filing of patents, registration of trademarks, and use of confidentiality agreements and other IP rights. As of March 31, 2025, we owned or co-owned approximately 8,150 issued patents and have approximately 2,500 patent applications pending worldwide. The majority of these patents and patent applications fall into the categories of processor architecture and microarchitecture, AI and computer vision, graphic processor architecture, on-chip system design, memory technology, as well as new growth areas for our business. We maintain and support an active program to protect our IP, primarily through encouraging engineers to propose new invention submissions and defending issued patents against infringement.
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
For the fiscal years ended March 31, 2025, 2024, and 2023, revenues attributable to our relationship with Arm China were approximately 17%, 21% and 24% of our total revenue, respectively.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We utilize our commercial relationship with Arm China to access the PRC market or if that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.”
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
SoftBank Group, through one of its non-U.S. subsidiaries, provides roaming services in Iran through Irancell Telecommunications Services Company. During the year ended March 31, 2025, SoftBank Group had no gross revenues from such services and no net profit was generated. We understand that the SoftBank Group subsidiary intends to continue such services. This subsidiary also provides telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During the year ended March 31, 2025, SoftBank Group estimates that gross revenues and net profit generated by such services were both under $3,000. We understand that the SoftBank Group subsidiary is obligated under contract and intends to continue such services.
In addition, SoftBank Group, through one of its non-U.S. indirect subsidiaries, provides office supplies to the Embassy of Iran in Japan. SoftBank Group estimates that gross revenues and net profit generated by such services during the year ended March 31, 2025, were both under $2,000. We understand that the SoftBank Group subsidiary intends to continue such activities.
C.    Organizational Structure
As of May 20, 2025, SoftBank Group beneficially owns approximately 87.1% of our total issued and outstanding ordinary shares and is our parent company. The Company is the parent company of a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. All of the Company’s subsidiaries are, directly or indirectly, owned by the Company. See the subsidiaries of the Company included as Exhibit 8.1 to this Annual Report for a list of the Company’s “significant subsidiaries”, as that term is defined in Section 1-02(w) of the Securities Act.
D.    Property and Equipment
Leases
We have operating lease arrangements for office space, data centers, equipment and other corporate assets. As of March 31, 2025, we had lease payment obligations of $452 million, with $38 million payable within twelve months of March 31, 2025. As of March 31, 2025, the Company had seven leases signed but not yet commenced, with an aggregate lease value of approximately $49 million and lease terms expiring through 2036.

Facilities
Our global headquarters are located in Cambridge, U.K., occupying approximately 418,793 square feet of leased office space in the aggregate, with the leases expiring between 2032 and 2044. We also lease additional facilities in Belgium, Canada, China, Denmark, France, Germany, Hungary, India, Ireland, Israel, Japan, Norway, Poland, Slovenia, South Korea, Sweden, Taiwan, the U.K., and the U.S.
We believe that our current global headquarters and global offices are well maintained and adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed.
See “Item 8. Financial Information—Note 7 - Property and Equipment, Net” and “Item 8. Financial Information—Note 8 - Leases” in the Notes to the Consolidated Financial Statements included in this Annual Report.
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
Recent Events and Transactions
Public Company Expenses
We have implemented and will continue to implement and enhance additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We have established more comprehensive compliance and governance functions and hired additional personnel to support such functions, to maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, and to prepare and distribute periodic reports in accordance with SEC rules. Our financial statements reflect the impact of these expenses and the higher premiums for the costs of our insurance, including directors’ and officers’ insurance.
Litigation with Qualcomm and Nuvia
On August 31, 2022, we sued Qualcomm and Nuvia in the U.S. District Court for the District of Delaware, on the basis that Qualcomm and Nuvia: (i) breached the termination provisions of the Nuvia ALA with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm; and (ii) will infringe our trademarks if Qualcomm uses them in connection with the Nuvia technology which is subject to a destruction obligation under the Nuvia ALA. Our complaint sought, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology, and to stop their improper use of our trademarks with their related products. We also sought declaratory judgment, injunctive relief and damages relating to Qualcomm’s and Nuvia’s breach of contract and infringement of our trademarks in connection with the relevant Nuvia technology. Qualcomm originally responded and brought a counterclaim against us seeking a declaratory judgment that after Qualcomm’s acquisition of Nuvia, Qualcomm’s proposed products are fully licensed from us under its separate license agreements with us and that it has complied with its contractual obligations to us and Nuvia did not breach the Nuvia ALA. On March 6, 2024, the Court denied‑in-part Qualcomm’s motion to amend its counterclaims, but allowed Qualcomm to raise a new claim alleging that Arm breached the termination provisions of the Nuvia ALA by continuing to use Nuvia confidential information following termination. The original claims were narrowed by both parties to the contractual issues arising from the Nuvia ALA and the Qualcomm license and were tried to a jury in December 2024. The jury failed to reach a complete verdict on the three issues presented to it. The jury concluded that certain technology was licensed to Qualcomm under the Qualcomm license and that Qualcomm had not breached the Nuvia ALA but failed to reach a verdict on whether Nuvia breached the Nuvia ALA. Both parties have filed post-trial motions seeking judgment as a matter of law and/or a new trial on the issues that were tried. Those motions remain pending. The timing and manner in which the post-trial motions will be resolved cannot be estimated.
On April 18, 2024, Qualcomm brought a new action in Delaware against us, asserting claims that were rejected for inclusion in the original action. In this new action, Qualcomm asserted that we failed to satisfy certain delivery obligations under the Qualcomm ALA. On December 16, 2024, Qualcomm amended its complaint to add allegations relating to an Arm notice of breach of the Qualcomm ALA and related tort and anti-competition claims. On March 7, 2025, Qualcomm indicated that it planned to seek leave to amend its complaint again to add claims relating to an alleged breach of the Qualcomm TLA. We disagree with the assertions made by Qualcomm (as referred to above) and intend to vigorously defend against them. The case is currently set for trial on March 9, 2026.
A.    Operating results
Overview
Arm architects, develops, and licenses our high-performance and energy-efficient Arm compute platforms. Our CPU products address diverse requirements for performance, power and size. Our complementary products include GPU and NPU accelerators, interconnect, and others. Many of the world’s leading semiconductor companies and original equipment manufacturers rely on Arm to develop their products. Chip designers utilizing the Arm compute platform can add desired functionality, such as GPUs, NPUs, Wi-Fi connectivity, image processing, and video processing to create a SoC to meet the needs of any end market. We also support ecosystems of third-party tool vendors for embedded software and the IoT. We are also committed to contributing to open-source software and tools to ensure our offerings are optimized for the latest technologies. Arm powers everything from the tiniest of sensors to the most powerful supercomputers. The Arm compute platform is the most pervasive architecture in the world and supports a global community of more than 20 million developers. Our platform runs the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and PCs, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smart cameras, thermostats, drones and industrial robotics. Our platform is highly leveraged to the growth in AI workloads. Arm CPUs run AI workloads in billions of devices from the edge to the cloud, including smartphones, cameras, digital TVs, cars and cloud data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or a NPU, which specializes in the acceleration of ML algorithms. In the emerging area of large language models, generative AI and autonomous driving, there will be a heightened emphasis on the power-efficient acceleration of these algorithms. In the latest Arm architecture, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI algorithms and workloads.
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
We disaggregate revenue into the following categories for major product offerings:
License and Other Revenue
License and other revenue include revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consist of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenue from a relatively small number of customers.
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
Revenue from External Customers and Related Parties
We also separately present revenue derived from contracts with our external customers and those derived from related parties. Revenue from related parties is derived from Arm China, customers in which we have an equity method investment, and other entities related to us by virtue of common control by SoftBank Group.
Cost of Sales
Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some engineering costs may be classified as COS if one of our IP products is being customized as part of professional and design services that are directly attributable to revenue generation from customers. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.
Research and Development
Research and development is at the heart of our business and critical to our future success. Accordingly, we have always invested, and intend to continue to invest, significant resources in our research and development program, including allocating resources to develop new products, such as more complete compute subsystems (such as Arm CSS), chiplets and complete end chip solutions. In order to develop new products, we have recruited and hired engineers and other employees, and may in the future need to recruit and hire engineers or other employees or acquire companies, that possess the requisite expertise.To the extent that we do not have the technical expertise, financial resources or other capabilities for a particular research and development project with respect to new products or solutions, we have partnered, and may in the future partner, with third parties. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.
We have substantially increased our research and development investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our research and development investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well-remunerated, and accordingly our increased research and development activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.
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
Disposal, Restructuring and Other Operating Expenses, Net
In December 2023, we terminated an agreement with Arm China for certain software engineering-related services, which have been brought in-house. The contract termination costs are included in disposal, restructuring and other operating expenses, net in the Consolidated Income Statements.
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
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign currency exchange including foreign exchange contracts and changes in the fair value of convertible loans receivable.
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

Results of Operations
The following table sets forth the components of operations from our annual audited Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	% of revenue	2024	% of revenue	2023	% of revenue
Revenue:
Revenue from external customers	$3,184	79%	$2,509	78%	$2,025	76%
Revenue from related parties	823	21%	724	22%	654	24%
Total revenue	4,007	100%	3,233	100%	2,679	100%
Cost of sales	(121)	3%	(154)	5%	(106)	4%
Gross profit (loss)	3,886	97%	3,079	95%	2,573	96%
Operating expenses:
Research and development	(2,071)	52%	(1,979)	61%	(1,133)	42%
Selling, general and administrative	(984)	25%	(983)	30%	(762)	28%
Disposal, restructuring and other operating expenses, net	—	0%	(6)	0%	(7)	0%
Total operating expense	(3,055)	76%	(2,968)	92%	(1,902)	71%
Operating income (loss)	831	21%	111	3%	671	25%
Income (loss) from equity investments, net	(237)	6%	(20)	1%	(45)	2%
Interest income, net	116	3%	110	3%	42	2%
Other non-operating income (loss), net	10	0%	11	0%	3	0%
Income (loss) before income taxes	720	18%	212	7%	671	25%
Income tax benefit (expense)	72	2%	94	3%	(147)	5%
Net income (loss)	$792	20%	$306	9%	$524	20%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding

Comparison of Performance for the Fiscal Years Ended March 31, 2025 and 2024
Total revenue

	Fiscal Year Ended March 31,
	External Customers			Related Parties			Total
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
License and Other Revenue	$1,421	$1,051	35%	$418	$380	10%	$1,839	$1,431	29%
Royalty Revenue	1,763	1,458	21%	405	344	18%	2,168	1,802	20%
	$3,184	$2,509	27%	$823	$724	14%	$4,007	$3,233	24%
Total revenue increased $774 million, or 24%, to $4,007 million during the fiscal year ended March 31, 2025, from total revenue of $3,233 million during the fiscal year ended March 31, 2024. License and other revenue increased $408 million, or 29%, during the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily driven by new licensing agreements, an increase in revenue from arrangements entered into in prior periods, and renewals of our existing license arrangements with certain customers to gain access to the latest versions of our IP. Royalty revenue increased $366 million, or 20%, during the fiscal year ended March 31, 2025 as compared to the fiscal year ended

March 31, 2024, driven primarily by higher chip shipments and an improved mix of products with higher royalty rates per chip.
Revenue from external customers increased $675 million, or 27%, during the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, driven by a $370 million, or 35%, increase in license and other revenue, and a $305 million, or 21%, increase in royalty revenue. Revenue from related parties increased $99 million, or 14%, during the fiscal year ended March 31, 2025 as compared to the fiscal year ended March 31, 2024, primarily driven by a $61 million, or 18%, increase in royalty revenue, and a $38 million, or 10%, increase in license and other revenue. Revenue from external customers and from related parties was primarily driven by the same factors noted above for both license and other revenue and royalty revenue.
During the fiscal years ended March 31, 2025 and 2024, revenue from sales to customers outside of the U.S. accounted for approximately 57% and approximately 56% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than USD, and the impact of changes in foreign exchange rates on our revenue and results of operations for the fiscal year ended March 31, 2025 and 2024 was immaterial.
Cost of sales

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Cost of sales	$(121)	$(154)	(21)%
Cost of sales decreased by $33 million, or 21%, during the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily due to decreases in activities associated with professional and design services and share-based compensation costs.
Research and development

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Research and development	$(2,071)	$(1,979)	5%
Research and development expenses increased by $92 million, or 5%, during the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily due to increases in investments in next generation products. The increase was primarily driven by increases in salaries and related expenses as a result of headcount growth from hiring and higher engineering expenses, including expenses related to cloud services, depreciation, amortization, and allocated facility overhead expenses, partially offset by decreases in share-based compensation costs and associated employer taxes.
Selling, general and administrative

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Selling, general and administrative	$(984)	$(983)	—%
Selling, general and administrative expenses remained relatively flat for the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily due to decreases in share-based compensation costs and public company readiness costs, which were largely offset by the reversal of a liability for litigation, which occurred during the fiscal year ended March 31, 2024. Other offsetting factors included increases in professional services expenses, provision for current expected credit losses on accounts receivables, IT expenses, and costs associated with disposal activities.

Disposal, restructuring and other operating expenses, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Disposal, restructuring and other operating expenses, net	$—	$(6)	(100)%
Disposal, restructuring and other operating expenses, net for the fiscal year ended March 31, 2024, relate to contract termination costs. There were no Disposal, restructuring and other operating expenses, net during the fiscal year ended March 31, 2025.
Income (loss) from equity investments, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Income (loss) from equity investments, net	$(237)	$(20)	1085%
Loss from equity investments, net increased by $217 million, or 1085%, for the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily due to a $246.4 million fair value loss with respect to our investment in Ampere Computing Holdings LLC (“Ampere”) as well as increases in unrealized gains related to other equity method investments accounted for at fair value and non-marketable securities.
Interest income, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Interest income, net	$116	$110	5%
Interest income, net increased by $6 million, or 5%, for the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily due to higher cash equivalents and favorable interest rate yields recognized on short-term investments and cash equivalents.
Other non-operating income (loss), net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Other non-operating income (loss), net	$10	$11	(9)%
Other non-operating income (loss), net decreased by $1 million, or 9%, for the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily due to decreased realized and unrealized foreign exchange gains.
Income tax benefit (expense)

	Fiscal Year Ended March 31,
(in millions, except percentages)	2025	2024	% Change
Income tax benefit (expense)	$72	$94	(23)%
Income (loss) before income taxes	$720	$212	240%
Income tax benefit (expense) as a percentage of income before taxes	10%	44%
The effective tax rate decreased for the fiscal year ended March 31, 2025, as compared to the fiscal year ended March 31, 2024, primarily due to the tax benefit of windfall gains and research tax credits as a result of an increase in share price.

The OECD reached agreement among various countries to implement a minimum 15% rate on certain multinational enterprises, commonly referred to as Pillar Two. In July 2023, the U.K. enacted legislation to implement the OECD framework for Pillar Two, part of which went into effect January 1, 2024. A number of other countries where we do business, including the U.S., Japan, and many countries in the European Union, have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations. Pillar Two is effective for the Company for the fiscal year ended March 31, 2025. We have determined that Pillar Two did not have a material impact on the financial statements or results of operations for the fiscal year ended March 31, 2025.
Comparison of Performance for the Fiscal Years Ended March 31, 2024 and 2023
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2024 and 2023” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.
B.    Liquidity and capital resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically financed, and intend to continue to finance, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. As of March 31, 2025, we had cash and cash equivalents of $2,085 million and short-term investments of $740 million. For the fiscal years ended March 31, 2025, 2024, and 2023, the government research grant and tax credits benefits recognized were $146 million, $138 million, and $83 million, respectively.
We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the next 12 months and in the longer term. We continuously evaluate our liquidity and capital resources to ensure we can finance future capital requirements. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”
The following table summarizes our cash flows for the periods indicated.

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Net cash provided by (used for) operating activities	$397	$1,090	$739
Net cash provided by (used for) investing activities	$(35)	$(516)	$(138)
Net cash provided by (used for) financing activities	$(202)	$(208)	$(42)
Effect of foreign exchange rate changes on cash and cash equivalents	$2	$3	$(9)
Net increase (decrease) in cash and cash equivalents	$162	$369	$550
Cash and cash equivalents at the beginning of the period	$1,923	$1,554	$1,004
Cash and cash equivalents at the end of the period	$2,085	$1,923	$1,554
Comparison of Cash Flows for the Fiscal Years Ended March 31, 2025 and 2024
Net Cash Provided by (Used for) Operating Activities
Net cash provided by operating activities decreased by $693 million, or 64%, to $397 million for the fiscal year ended March 31, 2025, as compared to $1,090 million for the fiscal year ended March 31, 2024, primarily driven by a decrease of $876 million in other liabilities due to an increase in cash used for employment taxes payable on vested share-based awards related to the IPO share vesting event, a $549 million unfavorable cash flow movement related to accounts receivable due to the timing of payments from customers, partially offset by a $140 million decrease in cash used for accrued compensation and benefits due to the replacement of cash bonuses with equity compensation and favorable movement of $186 million in contract liabilities due to an increase in billings in advance of revenue recognition.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities decreased by $481 million, or 93%, to $35 million for the fiscal year ended March 31, 2025, as compared to $516 million for the fiscal year ended March 31, 2024, primarily due to a $515 million increase in proceeds from maturity of short-term investments, a $85 million decrease in purchases of short-term investments, a $31 million decrease in purchases of intangible assets, partially offset by a $127 million increase in purchases of property and equipment and a $25 million increase in purchases of equity investments.
Net Cash Provided by (Used for) Financing Activities
Net cash used for financing activities decreased by $6 million, or 3%, to $202 million for the fiscal year ended March 31, 2025, as compared to $208 million for the fiscal year ended March 31, 2024, primarily due to a $38 million decrease in payments of withholding taxes on vested share-based awards, partially offset by a $19 million increase in payments for intangible asset obligations and a $13 million increase in payments for finance lease arrangements.
Comparison of Cash Flows for the Fiscal Years Ended March 31, 2024 and 2023
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.
Contractual Obligations and Commitments
Our material cash requirements include the following contractual and other obligations:
Leases
We have operating lease arrangements for office space, data centers, equipment and other corporate assets. As of March 31, 2025, we had lease payment obligations of $452 million, with $38 million payable within 12 months of March 31, 2025. As of March 31, 2025, we had seven leases signed but not yet commenced, with an aggregate lease value of approximately $49 million and lease terms expiring through 2036.
Purchase Obligations
In the normal course of business, we contract with various third-party service providers for systems and services to perform certain day-to-day business activities. We enter into non-cancelable purchase commitments for cloud computing web services, data centers, software, license and services. As of March 31, 2025, we had outstanding non-cancelable purchase obligations of approximately $912 million with a remaining term of 12 months or longer for periods through 2035.

C.    Research and development, patents and licenses, etc.
Refer to “Item 4. Information on the Company—B. Business Overview—Research and Development”, “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” “Item 5. Operating and Financial Review and Prospects—Components of Results of Operations—Research and Development,” “Item 5. Operating and Financial Review and Prospects—Comparison of Performance for the Fiscal Years Ended March 31, 2025 and 2024—Research and Development,” “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in this Annual Report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2024 and 2023” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024 for discussion on our research and development policies.
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
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics. Strong demand for electronics has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
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
Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic environment, resulting from a range of events and trends in rising global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future trade regulations, geopolitical turmoil, such as any changes in PRC-Taiwan relations and the war in Ukraine, fluctuation in foreign exchange rates, and associated global economic conditions have resulted in volatility in our operating performance and can significantly affect our operational outcomes and demand for our products. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing. The conflicts in the Middle East have caused no major interruption to our operations to date. Additionally, the recent resurgence and escalation of trade conflicts between the U.S. and the PRC and other major U.S. trade partners has caused, and could continue to cause, market disruptions and supply chain constraints. Furthermore, given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world.

Ability to Provide Our Customers with More Value Per Chip
Complex chips and chiplets are more difficult to develop and take longer to design, which increases the cost of the chip and the risk of delayed or missed timelines. We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, such as Arm's CSS solutions which are pre-integrated and pre-verified configurations of Arm technology, will encourage greater use of our products by existing and prospective customers. For example, many licensees have historically combined multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Increasing cost and time-to-market pressures mean some customers may be better served by the integration of our IP into a subsystem. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.
Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge, our customers require our more advanced processor designs. For example, AI demand is driving strong momentum for the Arm ecosystem. AI growth requires significantly more compute across all of our end markets from smartphones with better chat features, to automobiles with better driving and parking assist, to IoT microprocessors with embedded NPUs. Our operating and financial performance is dependent, in part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.
Increasing Design Wins with Flexible Licensing Models
We have in the past and intend to continue to make significant investments in research and development to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ research and development functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.
Performance of Arm China
We utilize our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the IPLA. Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our reliance on Arm China through our commercial relationship with it, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from Arm China remained relatively flat for the fiscal year ended March 31, 2025 as compared to the fiscal year ended March 31, 2024. License revenue for the fiscal year ended March 31, 2025 decreased due to normal fluctuation in timing and size of multiple high-value license agreements and contributions from backlog into the current period from arrangements entered in prior periods. Royalty revenue for the fiscal year ended March 31, 2025 increased driven primarily by higher chip shipments and an improved mix of products with higher royalty rates per chip.
Developments in Export Control Regulations
The Bureau of Industry and Security of the U.S. Department of Commerce, which we refer to as BIS, significantly extended the reach of U.S. export controls on the semiconductor industry, in particular advanced computing chips and services, in a series of new rules and guidance published since September 30, 2024.
The collective impact of the rules, described below, may reduce our ability to license our products directly to entities and end users in designated countries and could potentially harm our commercial relationships by limiting the ability of certain of our customers and partners to manufacture and ship chips and end products incorporating certain of our products.
In January 2025, BIS published the “Implementation of Additional Due Diligence Measures for Advanced Computing Integrated Circuits” interim final rule with a compliance date of January 31, 2025. This rule limits PRC entities seeking to manufacture advanced node chips outside of the PRC, as well as designates approved entities outside of the PRC - chip designers, foundries, and Outsourced Semiconductor Assembly and Test (“OSAT”) vendors - as another mechanism to mitigate risk of diversion.
The “Framework for Artificial Intelligence Diffusion” interim final rule (“AI Diffusion Rule”) was also introduced in January 2025 to impose a worldwide export license requirement on advanced computing products and a quota-like system for deploying such products across three tiers of countries, with a compliance date of May 15, 2025. However, on May 13, 2025, BIS announced plans to rescind the AI Diffusion Rule and BIS enforcement officials were instructed not to enforce it. At the same, BIS published new guidance on protecting supply chains against diversion of advanced computing chips and services and the risks associated with using PRC-made advanced computing chips.
Rules published in September and December 2024 imposed additional U.S. export restrictions on advanced computing technologies and semiconductor manufacturing capability to the PRC and certain other countries suspected of supplying the PRC with such technologies and capabilities. These rules, which continue the focus on protecting U.S. national security and preventing diversion of products subject to U.S. export controls in the same manner as BIS rules published in October 2022 and October 2023: (i) established new restrictions on exporting, re-exporting, or transferring Gate all-around Field-Effect Transistor (“GAAFET”) and High Bandwidth Memory (“HBM”) technologies to the PRC and other countries suspected of supplying the PRC with such technologies; (ii) significantly expanded restrictions on advanced semiconductor manufacturing equipment; (iii) added new entities to BIS’s Entity List; and (iv) clarified controls on software and software licenses.
Investment in Technology and Product Development
We continue to evaluate opportunities, potential investments and technical partnerships to develop new technologies and advanced products, including in the AI arena, and thereby expand beyond individual design IP elements to providing a more complete system and custom chips for specific applications, including, without limitation, RTL-based CSSs, GDSII-based CSSs, chiplets and complete end chip solutions. To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. We intend to continue allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets. Further, we have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
We expect to continue investing greater financial and other resources in furtherance of those efforts, exploring investment and/or acquisition opportunities, and engaging with one or more partners to provide technical, financial and/or other support.

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
The most critical judgments required in applying ASC 606 and our revenue recognition policy relate to the determination of distinct performance obligations, the evaluation of the standalone selling price (“SSP”) for each performance obligation, the assessment of the contract combination criteria and the estimates on sales-based royalty revenue accruals.
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
Non-marketable securities represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises. For certain of these securities, we have elected to apply the NAV practical expedient, where NAV is the estimated fair value of the investments. For other investments, under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes resulting from the issuance of similar or identical securities in an orderly transaction by the same issuer. As of March 31, 2025 and 2024, non-marketable securities measured at NAV were $16 million and $18 million, respectively.
Determining whether an observed transaction is similar to a security within our portfolio requires judgment based on the rights and preferences of the securities. Recording upward and downward adjustments to the carrying values of equity securities as a result of observable price changes requires quantitative assessments of the fair values of equity securities held.
Equity Method Investments
Equity method investments represent strategic investments in unlisted development enterprises. For certain of these investments, we have elected to apply the fair value option. Where applicable, the NAV practical expedient has been applied. Equity method investments measured at NAV as of March 31, 2025 and 2024 were $100 million and $106 million, respectively. Equity method investments measured at fair value as of March 31, 2025 and 2024 were $200 million and $466 million, respectively.
We elected the fair value option for Acetone Limited and Ampere. We initially computed the fair value for our investments, consistent with the methodology and assumptions that market participants would use in their estimates of fair value, with the assistance of a third-party valuation specialist or based on inputs provided by the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because we estimate the fair value of the investments using (i) the market approach based on similar transactions, (ii) the market-calibration approach based on the guideline public company method and/or (iii) probability-weighted expected return approach, and/or (iv) subject to the availability of sufficient information, the income approach based on the discounted cash flow method.
We consider numerous objective and subjective factors to determine the best estimate of fair value for our investees. These factors include forecasts, the financial condition of the investee and the prices paid for securities sold to third-party investors, if any, as well as the valuation of comparable companies.

Impairment of investments
Non-marketable equity securities under the measurement alternative are subject to periodic impairment analysis. The periodic impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Qualitative factors considered include the investee’s financial condition and business outlook, industry and sector performance, market for technology, operational and financing cash flow activities, and other relevant events and factors affecting the investee. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of the equity investments using both the market and income approaches, which require judgment and the use of estimates, including discount rates, investee revenue and costs, and comparable market data of private and public companies, among others. During the fiscal years ended March 31, 2025, 2024 and 2023, we recognized impairments of $4 million, $3 million and $8 million, respectively, on non-marketable equity securities.
Equity method investments not measured under the fair value option are subject to periodic impairment reviews using the other-than-temporary impairment model, which considers the severity and duration of a decline in fair value below cost and our ability and intent to hold the investment for a sufficient period of time to allow for recovery. We did not recognize any impairments on equity method investments during the fiscal years ended March 31, 2025, 2024 and 2023.
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
Share-based Compensation
We expense share-based compensation over the requisite service periods of the awards, which generally is equivalent to the vesting term. Compensation expense is recorded only for those awards that are expected to vest. The fair value of RSUs is based on the grant date fair value for share-based awards based on the closing price of the Company’s ADSs on Nasdaq on the day of the grant. The Company granted PSUs with relative total shareholder return (“Relative TSR”) as the performance measure under the Omnibus Incentive Plan. PSUs granted with Relative TSR as the performance measure are measured over a three-year performance period relative to the S&P 500 IT Sector Index and have the potential to vest between 0% and 200% of the original award amount depending on the Relative TSR achievement. To determine the grant date fair value of the market conditions component of the awards with Relative TSR-based performance measures, a Monte Carlo simulation model is used.
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
We completed our annual goodwill impairment test in the fourth quarter of the fiscal years ended March 31, 2025, 2024 and 2023. After conducting a qualitative review, the Company concluded that it was more likely than not that the fair value was more than the carrying value of the Company’s single reporting unit. Accordingly, there was no indication of impairment, and the quantitative goodwill impairment test was not performed.
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
Item 6.    Directors, Senior Management and Employees
A.    Directors and senior management
The following table sets forth information regarding our Non-Executive Directors and Senior Management as of March 31, 2025.

Name	Age	Position(s)
Non-Executive Directors:
Masayoshi Son	67	Chairman of the Board of Directors
Ronald D. Fisher	77	Director
Jeffrey A. Sine	70	Director
Karen E. Dykstra	66	Director
Rosemary Schooler	57	Director
Paul E. Jacobs, PhD	62	Director
Young Sohn	69	Director

Senior Management:
Rene Haas	62	Chief Executive Officer and Director
Jason Child	56	Executive Vice President and Chief Financial Officer
Charlotte Eaton	42	Chief People Officer
Spencer Collins	44	Executive Vice President and Chief Legal Officer
Richard Grisenthwaite	57	Executive Vice President and Chief Architect
Will Abbey	54	Executive Vice President and Chief Commercial Officer

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
Jeffrey A. Sine has served as a Director of our Board of Directors since September 2022. Mr. Sine is the Co-Founder and Partner of The Raine Group LLC, a global merchant bank focused on technology, media, and communications. Prior to founding The Raine Group LLC, he served as Vice Chairman and Global Head of Technology, Media & Telecom Investment Banking at UBS Investment Bank. Prior to that, Mr. Sine was Global Head of Media Investment Banking at Morgan Stanley and an attorney at Sullivan & Cromwell in New York and London. Mr. Sine currently serves on the boards of many portfolio companies and subsidiaries of The Raine Group LLC. He also serves on the boards of National Public Radio, TelevisaUnivision, Educational Testing Service, American University and The Manhattan Theatre Club. Mr. Sine has a B.A. from American University and a J.D. from the University of Southern California.
Mr. Sine was selected to serve on our Board of Directors due to his significant experience as a leader and director of multiple global companies with international operations as well as his capital markets and financial experience from his tenure at global financial institutions.
Karen E. Dykstra has served as a Director of our Board of Directors since September 2022. Ms. Dykstra served as the Chief Financial Officer of VMware, Inc. (“VMware”) in 2023, a position she held while serving on VMware’s board of directors, and leading up to Broadcom Inc.’s acquisition of VMware. Ms. Dykstra previously served as Chief Financial and Administrative Officer, and as Chief Financial Officer, of AOL, Inc., a web portal and online service provider. Prior to joining AOL, Inc., Ms. Dykstra was a Partner at Plainfield Asset Management LLC (“Plainfield”), where she served as Chief Operating Officer, Chief Financial Officer and a director of Plainfield Direct LLC, Plainfield’s business development company. Previously, she spent over 25 years with Automatic Data Processing, Inc., a provider of human capital management solutions to employers, serving most recently as Chief Financial Officer, and prior thereto as Vice President—Finance, Corporate Controller, and in other capacities. Ms. Dykstra currently serves on the board of Gartner, Inc. and Atlassian Corporation, and is a former director of VMware, Crane Co., AOL, Inc. and Boston Properties, Inc.
Ms. Dykstra was selected to serve on our Board of Directors due to her broad executive management experience and financial expertise as the Chief Financial Officer of multiple global companies and her experience from serving on the board of directors of other companies in the technology industry.

Rosemary Schooler has served as a Director of our Board of Directors since December 2022. Ms. Schooler has over 30 years of experience in the global technology industry. She most recently served as Corporate Vice President and General Manager of Data Center and AI Sales for Intel Corporation. During her 33-year career at Intel, Ms. Schooler managed and oversaw sales and corporate strategy for the company’s IoT business. Ms. Schooler also held vice president and general manager positions at a number of Intel start-up initiatives in the embedded/IoT, networking and storage businesses, including architecture, product development and customer success efforts. In her networking role, Ms. Schooler led industry transforming initiatives, including Network Function Virtualization and technologies such as Data Plane Development Kit. Ms. Schooler has supported industry efforts, including ATIS and TIA, as well as non-profits, including the National Center for Women in Technology. She was previously a director for Cloudera and currently serves on the board of directors for Zurn Elkay Water Solutions Corporation and Densify. She is also a strategic advisor for PQShield and Iron Mountain. Ms. Schooler earned a B.S. in ceramic science and engineering from Penn State University.
Ms. Schooler was selected to serve on our Board of Directors due to her expansive knowledge of corporate strategy and strategic planning and vast experience as a leader in the technology industry.
Paul E. Jacobs, PhD has served as a Director of our Board of Directors since December 2022. Dr. Jacobs has been the Chief Executive Officer and a director of Globalstar, Inc. since August 2023. He is the Chairman, and until April 2024 also held the position of Chief Executive Officer, of Virewirx, Inc. (formerly known as XCOM Labs), which he founded in 2018 to develop high performance wireless technologies and applications. Prior to founding XCOM Labs, Dr. Jacobs served as the Chief Executive Officer and Executive Chairman of Qualcomm Inc., where he spearheaded the company’s efforts to develop and commercialize fundamental mobile technology breakthroughs that fueled the wireless internet and smartphone revolutions. Dr. Jacobs is a prolific inventor with over 80 U.S. patents granted or pending in the field of wireless technology and devices. Dr. Jacobs currently also serves as a director of Dropbox, Inc., Globalstar, Inc., and Virewirx Inc. and as an alternate governor of the NBA Board of Governors. He earned a B.S. in Electrical Engineering and Computer Science, M.S. in Electrical Engineering, and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. He founded the Jacobs Institute for Design Innovation at the University of California, Berkeley. Dr. Jacobs is a member of the National Academy of Engineering and a Fellow of the American Academy of Arts and Sciences.
Dr. Jacobs was selected to serve on our Board of Directors based on his experience as the leader and board member of multiple global companies, as well as his innovation and business experience with companies in, and his in-depth knowledge of, the technology sector.
Young Sohn has served as a Director of our Board of Directors since September 2024. Mr. Sohn has served as a founding managing partner of Walden Catalyst Venture, a venture capital firm, since January 2021. Mr. Sohn has served as the chairman of the Semiconductor Advisory Board of Samsung Electronics Co., Ltd. (“Samsung Electronics”) since February 2024. Mr. Sohn previously served as Corporate President and Chief Strategy Officer of Samsung Electronics from August 2012 to December 2020. Prior to joining Samsung, Mr. Sohn worked in Silicon Valley building and scaling businesses in core technologies, including semiconductors and storage, where he served as chief executive of Oak Technologies, Avago (then known as Agilent), and Inphi. In addition, under his leadership as CEO or board member, he took PLX Technologies, Synnex Technologies, and Inphi public. Mr. Sohn co-founded the Extreme Tech Challenge (XTC), the world’s largest startup competition for entrepreneurs addressing global challenges. He has served on the board of directors of Cadence Design Systems and as chairman of the board of HARMAN International since May 2012 and March 2017, respectively. Mr. Sohn holds a B.S. in electrical engineering from the University of Pennsylvania and an M.S. from the MIT Sloan School of Management.
Mr. Sohn was selected to serve on our Board of Directors based on his extensive experience as a leader and a board member of multiple global companies and his in-depth knowledge of the technology industry.
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

Senior Management
Rene Haas has served as our Chief Executive Officer and a Director since February 2022. Prior to being appointed as Chief Executive Officer, Mr. Haas served as President of our IP Product Groups (“IPG”) from January 2017. Under his leadership, Mr. Haas transformed IPG to focus on key solutions for vertical markets with a more diversified product portfolio and increased investment in our software ecosystem. In addition to his role as Chief Executive Officer, Mr. Haas has sat on the boards of Arm China and SoftBank Group since December 2016 and June 2023, respectively. Mr. Haas also provides certain advisory and consulting services to SoftBank Group. Mr. Haas joined the Company in October 2013 as Vice President of Strategic Alliances and two years later was appointed to the Executive Committee and named Arm’s Chief Commercial Officer in charge of global sales and marketing. Before joining the Company, Mr. Haas held several applications management, applications engineering and product engineering roles, including seven years at NVIDIA as Vice President and General Manager of its computing products business. Prior to NVIDIA, Mr. Haas held executive roles at Scintera Networks and Tensilica. Mr. Haas earned his Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and is a graduate of the Stanford University Graduate School of Business Executive Education Program. Mr. Haas has served on the board of directors of AstraZeneca PLC since January 2025. Mr. Haas was selected to serve on our Board of Directors due to his knowledge of our business as our Chief Executive Officer and his extensive experience in the semiconductor industry.
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
Charlotte Eaton has served as our Chief People Officer since November 2024. As Chief People Officer, she oversees all aspects of Arm’s people, workplace, and sustainability strategies. Over the course of her career, Ms. Eaton has shaped her experience across multiple sectors with rapid adaptation and change, and is passionate about building progressive, inclusive, purpose-led organizations. She thrives in seeking new ways of doing great things and inspiring others to think differently about the world of work. Before joining Arm, from April 2020 to September 2024, Ms. Eaton was Chief People Officer at OVO Energy Ltd. (“OVO”), one of the UK’s largest energy companies, focused on sustainability and renewable energy. In her role, she was responsible for people, property, and customer experience. Prior to OVO, Ms. Eaton spent six years at Arm, latterly as VP of People, supporting teams in IPG globally. Before Arm, Ms. Eaton held HR leadership roles at The Heinz Company and worked at Barclays. Ms. Eaton holds an LL.B. with first class honors.
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
Remuneration of Senior Management
For the fiscal year ended March 31, 2025, the aggregate remuneration paid to our Senior Management for services in all capacities, including retirement, benefits and vested Executive Awards (as described below), was approximately $90,541,000. This amount excludes outstanding Executive Awards and includes remuneration paid to members of Senior Management that were no longer members of Senior Management as of the end of the fiscal year.
We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to Senior Management, although we made defined contribution pension contributions on behalf of, and paid pension allowances to, our Senior Management in an aggregate amount of $198,000 during the fiscal year ended March 31, 2025, which is included in the aggregate remuneration figure reported above.
During the fiscal year ended March 31, 2025, pursuant to our equity incentive plans described below under “—Equity Incentive Plans,” we granted conditional rights to receive a specified amount of our ordinary shares to our Senior Management, which we refer to as “Executive Awards,” in the aggregate amount of $38,934,000.
Directors' Remuneration Policy
There have been no changes to the Remuneration Policy of the Company that was approved by shareholders at the Annual General Meeting (“AGM”) on September 11, 2024.
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

For the fiscal year ending March 31, 2026, awards will be made in the form of PSUs and it is anticipated that PSUs will form the majority or entirety of awards for the Executive Director in future years.

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
Implementation of remuneration policy for the fiscal year ending March 31, 2026
Details of how the Remuneration Policy will be implemented for the next fiscal year are set out below:
Base salary
During the year, the Remuneration Committee reviewed the base salary for the CEO. The Remuneration Committee did not propose any increase and, as such, the CEO’s base salary will remain at $1,350,000. The Remuneration Committee will continue to review this on an on-going basis. The average global workforce salary increase through the annual review process for the fiscal year ending March 31, 2026 (inclusive of promotions and effective April 1, 2025) was 7%.
Pension
The CEO participates in the Company’s 401(k) Savings Plan and receives a match of up to 6% of the employee contribution in line with the workforce rate. The CEO’s estimated 401(k) employer match is approximately $14,000.

Annual bonus
The Remuneration Committee sets the target annual bonus at 125% of salary for the CEO with up to 187.5% of this amount being paid for maximum levels of performance. The award will be subject to the Company's attainment of goals relating to Revenue (50% weighting) and the Non-GAAP Operating Income (50% weighting). Any payment above target will be subject to the Company's achievement of goals relating to strategic priorities through a modifier of 1x to 1.5x. An individual performance multiplier of up to 1.25x is then applied to the company performance outcome to give a maximum total payment of 187.5% of target. The Remuneration Committee will have overall discretion to adjust the formulaic outturn based on the company’s overall performance for the year. Any pay-out will be subject to the Company’s Clawback Policy.
PSU award
The CEO will be granted a PSU award which will have an initial target value of 14 times base salary. The maximum opportunity will be 125% of grant.
75% of the award will be measured over three one-year performance periods (25% attributed to each year) subject to the attainment of goals relating to (percentages relate to the proportion of the total award allocated to the year, and sum to 100%):
•Revenue (25%)
•Non-GAAP Operating Income (25%)
•Strategic Priorities (up to 2x modifier to combined financial performance to deliver up to 100%)
At the end of each year, performance will be assessed against the financial and strategic measures. The outturn of the formula will range from 0% to 200%. Any achievement above 100% will be adjusted by a factor of 0.25 to deliver an overall maximum of 125%, which will vest annually.
25% of the award will be subject to relative total shareholder return (“Relative TSR”) measured over the full three-year performance period. Total shareholder return will be measured relative to the S&P 500 IT Sector Index. At the end of the three-year performance period Relative TSR achievement will be measured. 0% of the Relative TSR portion will vest if the Company’s total shareholder return is at or below the 25th percentile of the index and 200% of the Relative TSR portion (adjusted down to 125% for the CEO) if the Company’s total shareholder return is at or above the 75th percentile of the index with linear interpolation for intermediate levels of performance.
PSUs will be subject to the Company's Clawback Policy.
The Remuneration Committee believes the salary multiple delivered at maximum appropriately reflects the sustained stretch performance required across financial and strategic measures to deliver the maximum vesting scenario. By design, these goals provide significant alignment to shareholder value creation in both the long and short term. Strategic measures will be assessed on a pass-fail basis with no credit given when not achieved in full.
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

For the fiscal year ending March 31, 2026, Non-Executive Directors will receive an annual cash retainer of $80,000. In addition, each Non-Executive Director will receive a cash fee of $5,000 per meeting of the Board of Directors. Members of the Audit Committee and the Remuneration Committee will receive $15,000 and $10,000, respectively, in cash annually. The chairs of the Audit Committee and Remuneration Committee will receive $30,000 and $20,000, respectively in cash annually. As stated above, Mr. Son (the current Remuneration Committee Chair) does not receive any remuneration from the Company.

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
Operation
Non-Executive Directors receive an annual award of RSUs. The amount of the award is determined by the Board following recommendations from the Remuneration Committee. The Non-Executive Chair is typically eligible for an annual award. However, Mr. Son has waived his eligibility and does not receive any remuneration from the Company.

The awards are not subject to performance conditions. The awards are subject to a 12-month vesting period. Non-Executive Directors are permitted to delay the vesting of their awards for up to 12 additional months.

Maximum
The maximum is determined by the Board of Directors (on recommendation from the Remuneration Committee). The current value of RSUs awarded to each Non-Executive Director (other than Mr. Son) for the fiscal year ending March 31, 2026 is equivalent to $220,000.

Performance conditions	None.
Shareholding requirements	The Company has shareholding principles set out in its Corporate Governance Principles. The shareholding principles are summarized below.

Shareholding principles
Members of the Executive Committee, which includes executives eligible to receive PSUs, have five years from the later of (a) the IPO and (b) the start of employment to obtain and maintain the required level of shareholding. The holding requirement is 1,000% of base salary for the CEO. Vested ADSs and unvested time-based RSUs will count towards the holding requirement. If the required holding level is not reached within the required timeframe, subject to the discretion of the Remuneration Committee, an Executive Director must retain 100% of their net ADSs.
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
Service contracts and payments for loss of office
Chief Executive Officer
The CEO has a current employment agreement with an indefinite term, unless it is terminated by the Company or the CEO with prior notice. The Company may terminate the CEO's employment for cause, at any time, without advance notice of severance (except for accrued remuneration or where required by applicable law). Cause includes typical bad-leaver events, such as where the CEO has committed gross misconduct or negligence. The Company may terminate the CEO's employment without cause with 30 days' advance notice. The CEO is required to give the Company 60 days' advance notice and a reasonable cure period if they wish to terminate their employment for good reason, which generally includes a significant diminution of their authority, duties or responsibilities or a material reduction in their salary, annual or long-term incentive opportunity or other monetary compensation.
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
In the unfortunate event that the CEO’s employment is terminated due to death, the severance entitlement described above will be paid to the designated beneficiary of the CEO. The CEO has no set contractual entitlements upon disability, though the Remuneration Committee may in its absolute discretion determine that the CEO may receive compensation payments if the CEO ceases employment as a result of disability.
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
Senior Management Employment Agreements
We have entered into offer letters or employment agreements with our Senior Management. Each member of Senior Management is employed for an indefinite term unless either we or the member of Senior Management gives prior notice to terminate such employment. We may terminate a member of Senior Management’s employment for cause, at any time, without advance notice or severance (except for accrued remuneration or where required by applicable law). Cause includes, for example, where the member of Senior Management has committed gross misconduct or negligence. We may terminate a member of Senior Management’s employment, for a fair reason and following a fair process, by providing prior written notice varying between 30 days and 12 months depending on the terms of the employment agreement, or at any time for some members of Senior Management based in the U.S. In such case of termination by us, we will provide severance payments to the member of Senior Management as expressly required by the applicable law of the jurisdiction where the member of Senior Management is based or per the terms contained in their individual agreement, if any. Two members of Senior Management in the U.S. are entitled to receive severance if they resign for good reason or if there is a change in control event, as set out in their employment agreements. Good reason includes, for example, a significant diminution in authorities, duties or responsibilities, or a material reduction of the executive’s salary. To resign for good reason, the executive must provide 60 days of notice and a reasonable cure period. An executive officer may terminate their employment at any time with prior written notice, if required, as set out in their individual employment agreement.
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

Administration
For our CEO, the Annual Bonus Plan is administered by the Remuneration Committee.
Eligibility
Prior to April 1, 2024, our (and our subsidiaries’) employees (which include our Senior Management) were eligible to participate in the Annual Bonus Plan. With effect from April 1, 2024, the Annual Bonus Plan applies to members of our Executive Committee only.
Start of Plan Period
At the start of each plan period (which runs from April 1st of a year to March 31st of the following year), the Remuneration Committee determines: (i) whether the Annual Bonus Plan will be operated in respect of that plan period, (ii) the CEO’s target percentage of the actual base salary which may be payable as the bonus award (the “Target Bonus Percentage”) for such plan period; and (iii) the performance conditions for such plan period. With respect to the fiscal year ended March 31, 2025, the target bonus opportunity of our Senior Management was in the range from 100% to 125% of their base salary levels. The maximum bonus award that can be earned is 200% of the target bonus award (based on the Target Bonus Percentage of the participant’s salary) plus any individual performance multiplier.
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
With respect to the fiscal year ended March 31, 2025, the performance conditions were based on the revenue and profit (EBITDA) of our group, plus strategic measures. For a description of the bonus outcome for Mr. Haas, see “—Chief Executive Officer’s bonus outcomes for fiscal year ended March 31, 2025” for further information.
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
Equity Incentive Plans
As of the fiscal year ended March 31, 2025, we granted equity-based awards to our Senior Management, employees and Non-Executive Directors under the Omnibus Incentive Plan. Prior to the IPO, we granted equity-based awards to our Senior Management, employees and Non-Executive Directors under: (1) The Arm Holdings plc RSU Award Plan (the “2022 RSU Plan”), (2) The Arm Non-Executive Directors RSU Award Plan (the “NED Plan”), (3) The Arm Holdings plc All-Employee Plan 2019 (the “2019 AEP”) and (4) The Executive IPO Plan 2019 (the “2019 EIP”) (collectively, the “Prior Plans”). A description of the Prior Plans is included in the section titled “Item 6. Directors, Senior Management and Employees-B. Compensation” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Since the IPO, we have not and will not grant further awards under the Prior Plans. Instead, equity-based awards granted at or after the completion of the IPO are under the Omnibus Incentive Plan. The principal features of the Omnibus Incentive Plan are summarized below. With respect to awards granted under the Prior Plans and the Omnibus Incentive Plan that may be satisfied by transfer or issue of our ordinary shares, the Remuneration Committee or other plan administrator may also satisfy them by transfer or issue of ADSs instead. Unless otherwise indicated, under this “Equity Incentive Plans” section, references to our ordinary shares shall also include references to ADSs. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to this Annual Report.
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
2024 Employee Stock Purchase Plan
In August 2024 and September 2024, our Board of Directors adopted and our shareholders approved the 2024 Employee Stock Purchase Plan (the “ESPP”). The ESPP provides eligible employees with the opportunity to purchase ordinary shares or ADSs through voluntary payroll deductions. The ESPP is intended to constitute an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. residents. The maximum number of shares, including ADSs representing ordinary shares, that may be granted under the ESPP is equal to the number of shares available for issuance under the Omnibus Incentive Plan, and each share or ADS granted under the ESPP reduces the number of shares available for issuance under the Omnibus Incentive Plan and its sub-plans by one share.
The ESPP is administered by the Remuneration Committee. The ESPP provides for one or more offering periods, and each offering will be for any period of between six and 24 calendar months as determined by the Remuneration Committee. Subject to certain limitations contained therein, the ESPP allows eligible employees to purchase the Company’s ordinary shares or ADSs through payroll deductions of not less than 1% and up to 10% of eligible compensation, subject to a cap of $25,000 per year (as calculated based on applicable tax rules) or such other limit specified in the Code. During an offering period, a participant may not increase payroll deductions but may decrease deductions with the consent of the Remuneration Committee. During an offering period, participating employees are granted options to acquire ordinary shares or ADSs at a fixed price, which may be set at a discount of up to 15% of the lesser of (1) the fair market value of the ordinary shares or ADSs on the day before the offering period start date or (2) the fair market value of the ordinary shares or ADSs on the day before the purchase date at the end of the offering period. Employees may withdraw from the ESPP during specified periods and receive a full refund of accumulated payroll contributions. Employees who cease working at the Company during an offering period are treated as withdrawing from the ESPP. The first purchase period under the ESPP commenced during the fiscal year ending March 31, 2025. As of March 31, 2025, no ordinary shares or ADSs have been purchased under the ESPP.
Our Board of Directors or the Remuneration Committee may at any time amend the ESPP, except that no such amendment may increase the number of ordinary shares or ADSs approved for the ESPP without prior approval by shareholders, or which would require shareholder approval in order for ESPP, as amended, to qualify as an "employee stock purchase plan" under Section 423(b) of the Code or under the rules or regulations of Nasdaq or other applicable exchange on which the ordinary shares or ADSs are listed. The ESPP expires on September 11, 2034 and may be terminated at any earlier time by the Board or the Remuneration Committee.
Employee Benefit Trust
In connection with the IPO, the Company established an employee benefit trust (the “EBT”), constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. See Note 13 - Shareholders’ Equity for further details.
Directors' Remuneration Report
The Executive Director
Single figure table – Chief Executive Officer
The table below summarizes the total remuneration earned by Rene Haas, the Company’s Chief Executive Officer, in respect of his employment with the Company for the fiscal year ended March 31, 2025 (dollars in thousands).

$000		Salary	Taxable Benefits	Pension	Total Fixed Remuneration	Annual Bonus	Special Bonus	Equity Plans	Total Variable Remuneration	Total
Rene Haas	2025	$1,350	$30	$14	$1,394	$2,329	$—	$20,734	$23,063	$24,457
	2024	$1,350	$19	$14	$1,383	$2,468	$20,000	$46,282	$68,750	$70,133
Notes:
•Taxable Benefits: The Company operates a benefits scheme through which the Chief Executive Officer is entitled to participate. The scheme offers a range of benefits (not all of which are taxable) which include: vacation; medical, dental and vision coverage and insurance; accident and disability insurance, group life insurance and an Employee Assistance Plan. The Taxable Benefit figures above include group life insurance, a taxable travel benefit and tax compliance advice provided by the Company.
•Annual Bonus for the fiscal year ended March 31, 2025: This includes the annual bonus of approximately $2.3 million to be paid in May 2025.
•Annual Bonus for the fiscal year ended March 31, 2024: This includes the annual bonus of approximately $2.5 million paid in May 2024. During the fiscal year ended March 31, 2024, the Chief Executive Officer also received an IPO cash award of $20.0 million shown in the Special Bonus column above, the performance condition for which was the occurrence of the IPO and so it was paid out in cash shortly following the IPO.
•Equity Plans for the fiscal year ended March 31, 2025: All awards contain performance related measures and are, therefore, measured using the fair market value as of the vesting date. This amount includes Tranche 2 of the annual award granted in the fiscal year ended March 31, 2024 (“2024 Tranche 2”) and Tranche 1 of the annual award granted in the fiscal year ended March 31, 2025 (“2025 Tranche 1”), each of which vested in May 2025. Upon the vesting of the 2024 Tranche 2, the Chief Executive Officer acquired 106,412 ADSs with a fair market value as of the vesting date of approximately $14.2 million. Upon the vesting of the 2025 Tranche 1, the Chief Executive Officer acquired 49,404 ADSs with a fair market value as of the vesting date of approximately $6.6 million.
•Equity Plans for the fiscal year ended March 31, 2024: All awards contain performance related measures and are, therefore, measured using the fair market value as of the vesting date. This amount includes (i) the annual award to the Chief Executive Officer for the fiscal year ended March 31, 2024 and (ii) the one-time IPO award and the one-time AEP award, which were awarded in connection with the IPO in September 2023. Tranche 1 of the award granted in the fiscal year ended March 31, 2024 (“2024 Tranche 1”) vested in May 2024. The one-time IPO award under the 2022 RSU Plan and the AEP award vested in full following achievement of the valuation hurdle and the Chief Executive Officer acquired 392,157 and 79,811 ADSs, respectively, with a fair market value as of the vesting date of approximately $21.0 million and $11.3 million, respectively. Upon the vesting of the 2024 Tranche 1, which vested in May 2024, the Chief Executive Officer acquired 123,087 ADSs with a fair market value as of the vesting date of approximately $14.0 million.

Chief Executive Officer’s bonus outcomes for fiscal year ended March 31, 2025
The annual bonus is determined based on a scorecard of metrics, details of which are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$3,333	$4,073	$4,007	46%
	Non-GAAP Operating Income	50%	$1,445	$1,767	$1,871	50%
Strategic: Stretch (up to additional 50%)	Strategic business initiatives	50%	Delivery of solutions and achievement of major design wins / key client adoption.		1.2x	40%
The Company achieved important milestones that are expected to be key in delivering long-term growth, including key product advancements and targeted customer wins in the infrastructure & automotive markets.
As a result of the above achievement, the Company was deemed to have achieved 115% of target under the Company scorecard (77% of the maximum 150% Company performance). The Chief Executive Officer's individual performance multiplier was determined by the Board of Directors to be 1.2x, resulting in a bonus of 138% of target bonus (which is 125% of salary) or approximately $2.3 million.
Share award outcomes with respect to the fiscal year ended March 31, 2025
The Company achieved important milestones that are expected to be key in delivering long-term growth, as described above.
Fiscal Year End 2024 Annual Award
The Company granted an award to the Company’s Chief Executive Officer under the 2022 RSU Plan during the fiscal year ended March 31, 2024. This vests in tranches over 3 years (30% in year 1 and year 2 and 40% in year 3). The performance conditions for Tranche 2 (i.e. 30%) of the award are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$3,333	$4,073	$4,007	46%
	Non-GAAP Operating Income	50%	$1,445	$1,767	$1,871	50%
Strategic: Stretch (up to additional 50%)	Strategic business initiatives	100%	Delivery of solutions and achievement of major design wins / key client adoption.		1.4x	40%
As a result of the above achievement, the Company was deemed to have achieved 134% of target (67% of the maximum 200% Company performance). The second tranche of the PSUs awarded to the CEO in May 2023, therefore, vested in May 2025 at 134%.
Fiscal Year End 2025 Annual Award
The Company granted an award to the Company’s Chief Executive Officer under the Omnibus Incentive Plan during the fiscal year ended March 31, 2025 (the “2025 Award”). This vests in tranches over 3 years (25% in year 1 and year 2 and 50% in year 3). The performance conditions for Tranche 1 (i.e. 25%) of the award are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$3,333	$4,073	$4,007	46%
	Non-GAAP Operating Income	50%	$1,445	$1,767	$1,871	50%
Strategic: Stretch (up to additional 50%)	Strategic business initiatives	100%	Delivery of solutions and achievement of major design wins / key client adoption.		1.4x	40%
As a result of the Company’s achievement described above, the Company was deemed to have achieved 134% of target (67% of the maximum 200% Company performance). The maximum opportunity for the Chief Executive Officer under the 2025 Award is 125%; therefore, Company achievement above 100% is adjusted by a factor of 0.25. The first tranche of the PSUs awarded to the CEO in May 2024, therefore, vested in May 2025 at 108%. For all other executive participants, the first tranche of the PSUs awarded in May 2024 vested in May 2025 at 134%.
Non-Executive Directors
Single figure table – Non-Executive Directors
The table below summarizes the total remuneration earned by each Non-Executive Director of the Company, in respect of their service to the Company for the fiscal years ended March 31, 2025 and 2024 (dollars in thousands).

$000		Fees	Taxable Benefits	Total Fixed Remuneration	Equity Plans	Total Variable Remuneration	Total
Masayoshi Son	2025	$—	$—	$—	$—	$—	$—
	2024	$—	$—	$—	$—	$—	$—
Karen E. Dykstra	2025	$130	$—	$130	$220	$220	$350
	2024	$135	$—	$135	$220	$220	$355
Anthony Michael Fadell	2025	$41	$—	$41	$99	$99	$140
	2024	$85	$—	$85	$220	$220	$305
Jeffrey A. Sine	2025	$110	$—	$110	$220	$220	$330
	2024	$115	$—	$115	$220	$220	$335
Paul E. Jacobs, PhD	2025	$100	$—	$100	$220	$220	$320
	2024	$105	$—	$105	$220	$220	$325
Rosemary Schooler	2025	$125	$—	$125	$220	$220	$345
	2024	$121	$—	$121	$220	$220	$341
Ronald D. Fisher	2025	$112	$—	$112	$220	$220	$332
	2024	$130	$—	$130	$220	$220	$350
Young Sohn	2025	$63	$—	$63	$122	$122	$185
Notes:
•Mr. Fisher has served as a Director of the Company since March 2018, and has been remunerated for his role since April 1, 2024. Ms. Dykstra and Mr. Sine have served as Directors of the Company since September 2022. Dr. Jacobs and Ms. Schooler have served as Directors of the Company since December 2022.
•Mr. Fadell served as a Director of the Company from September 2022 until September 2024. Mr. Sohn has served as a Director of the Company since September 2024. Remuneration earned in the fiscal year ended March 31, 2025 is reflective of these changes and reported pro-rata.

•Fees in the table above relate to the annual retainer, committee fees and meeting fees. Year-over-year variances are attributed to the number of board meetings, committee membership changes and pro-rating.
•In line with policy, Non-Executive Directors do not receive any taxable benefits. The Non-Executive Directors also did not receive any pension contributions.
•Equity Plans for the fiscal year ended March 31, 2024: Pursuant to the NED Plan, 5,301 RSUs were awarded to each Non-Executive Director (other than Mr. Sohn and Mr. Son) in May 2023, for their service during the fiscal year ended March 31, 2024, which RSUs vested on May 15, 2024. The values shown in the table above reflect the share price at grant of $41.50 based on an independent valuation. RSUs granted to Non-Executive Directors have no performance related measures.
•Equity Plans for the fiscal year ended March 31, 2025: Pursuant to the Omnibus Incentive Plan, 2,130 RSUs were awarded to each Non-Executive Director (other than Mr. Sohn and Mr. Son) in May 2024 for their service during the fiscal year ended March 31, 2025, which vested on May 15, 2025. The values shown in the table above reflect the fair market value of the award at grant using a share price of $103.29, which reflects the 20-day average closing price of ADSs immediately preceding the grant date. Mr. Sohn was appointed to the Company’s Board of Directors on September 11, 2024, and pursuant to the Omnibus Incentive Plan, 856 RSUs were awarded to Mr. Sohn, which reflects a pro-rated amount of the annual RSU grant to other Non-Executive Directors based on Mr. Sohn’s expected service on the Company’s Board of Directors during the fiscal year ended March 31, 2025. The value shown in the table above reflect the fair market value of the award to Mr. Sohn at grant using a share price of $142.21, which reflects the 20-day average closing price of ADSs immediately preceding the grant date. RSUs granted to Non-Executive Directors have no performance related measures.
•Mr. Son has waived his eligibility and does not receive any remuneration from the Company.
Scheme interests granted in period
The table below sets out the awards granted to the Company’s Chief Executive Officer during the fiscal year ended March 31, 2025:

	Award type	Grant date	No. of shares under award	Face value ($000)	Threshold performance (% shares delivered)	End of performance period
Rene Haas	PSU	May 13, 2024	182,980	$23,625	—%	March 31, 2027
Notes:
•The Chief Executive Officer received an annual award during the fiscal year ended March 31, 2025 of PSUs pursuant to the Omnibus Incentive Plan. This was an award amounting to 14x the Chief Executive Officer’s salary ($18.9 million), which will vest between 0%-125% over a three-year period subject to achievement of performance conditions.
•The face value presented in the table has been calculated using a share price of $103.29, which reflects the 20-day average closing price immediately preceding the grant date.

The table below sets out the awards granted to the Non-Executive Directors:

	Award type	Grant date	No. of shares under award	Face value ($000)	Threshold performance (% shares delivered)	End of performance period
Masayoshi Son	—	—	—	—	—	—
Karen E. Dykstra	RSU	May 13, 2024	2,130	$220	100%	May 15, 2025
Anthony Michael Fadell	RSU	May 13, 2024	957	$99	100%	May 15, 2025
Jeffrey A. Sine	RSU	May 13, 2024	2,130	$220	100%	May 15, 2025
Paul E. Jacobs, PhD	RSU	May 13, 2024	2,130	$220	100%	May 15, 2025
Rosemary Schooler	RSU	May 13, 2024	2,130	$220	100%	May 15, 2025
Ronald D. Fisher	RSU	May 13, 2024	2,130	$220	100%	May 15, 2025
Young Sohn	RSU	October 11, 2024	856	$121	100%	May 15, 2025
Notes:
•The Non-Executive Directors received an annual award of RSUs in the fiscal year ended March 31, 2025 pursuant to the Omnibus Incentive Plan. In line with the Directors' Remuneration Policy, each Non-Executive Director received an award of RSUs with a grant date fair value of $220,000, which vested in May 2025.
•Mr. Fadell served as a Director of the Company until September 2024. In line with the Directors' Remuneration Policy, the number of RSUs delivered in recognition of his service as a Director has been adjusted to reflect the portion of the year served.
•Mr. Sohn has served as a Director of the Company since September 2024. His RSU award in the fiscal year ended March 31, 2025 was adjusted to reflect the portion of the year served.
•Mr. Son has waived his eligibility and does not receive any remuneration from the Company.
Payments for loss of office and payments to past directors
No payments for loss of office or to past directors were made during the year.

Performance graph
Our ADSs began trading on Nasdaq on September 14, 2023. The Total Shareholder Return ("TSR") graph represents the value at March 31, 2025 of $100 invested in our ADSs on September 14, 2023, compared with the value of $100 invested in the S&P 500 IT Sector Index. This index is considered the most relevant and appropriate comparator index for the Company, incorporating organizations our shareholders would be likely to consider for their investments. It is also the index to be used in the future Performance Share Plan design.
CEO remuneration
The table below shows the total remuneration received by the CEO for the fiscal years ended March 31, 2025 and 2024. The Company has not disclosed remuneration received by the CEO for years prior to Arm’s listing on the Nasdaq Global Select Market.

	Fiscal Year Ended March 31,
	2025	2024
CEO single figure ($000)	$24,457	$70,133
Annual bonus as % of max	61%	59% (1)
PSUs as % of max	86% (2)	78%
(1)     The annual bonus as % of max for the fiscal year ended March 31, 2024 of 59% was calculated pursuant to the Annual Bonus Plan. The Annual Bonus Plan provides that the maximum bonus award that can be earned is two hundred percent (200%) of the target bonus award (based on the Target Bonus Percentage of the Participant’s Salary (each as defined in the Annual Bonus Plan)) plus any individual performance multiplier. The annual bonus as % of max for the fiscal year ended March 31, 2024 would have been 78% based on the fiscal year ended March 31, 2024 plan maximum of 150% for corporate performance.
(2)    The PSUs as % of max in the table above reflects the most recent award for the fiscal year ended March 31, 2025, under which the CEO award is capped at 125% of target and achievement was 108%. Under the prior grant, achievement was 134% out of a possible 200% maximum, resulting in 67% as a percentage of max.
CEO equity awards
The CEO will be granted a PSU award as described in “–Directors’ Remuneration Policy–Implementation of remuneration policy for the fiscal year ending March 31, 2026.”

Non-Executive Director fees
No increases are proposed to the remuneration of the Non-Executive Directors and, as such, fees remain unchanged as summarized in the table below:

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
C.    Board practices
Composition of our Board of Directors
Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of eight members, all of whom will continue to serve on our Board of Directors until our next annual general meeting or their earlier resignation. Mr. Son serves as the Chair of our Board of Directors. Our Board of Directors has affirmatively determined that none of Ms. Dykstra, Mr. Sohn, Ms. Schooler and Dr. Jacobs have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq.
Five of our eight current directors were appointed in 2022 in anticipation of becoming a public company, and one of our current directors was elected by our shareholders in 2024 in connection with the resignation of one of our directors that was appointed in 2022. Prior to the appointment of directors in 2022, we undertook a fulsome review of the composition of our Board of Directors and the skills and qualifications necessary to lead our company going forward. We believe that the diversity of viewpoints and collective experience of our directors makes our Board of Directors well positioned to lead Arm into the future.
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
SoftBank Group’s Director Nomination Rights
Our Board of Directors does not have a standing nominating committee. Pursuant to the Shareholder Governance Agreement, SoftBank Group has the right to designate a certain number of candidates for election to our Board of Directors based on its and its controlled affiliates’ ownership of our outstanding ordinary shares, provided that a certain number of such candidates must be “independent” under law or stock exchange rules applicable to our directors at the time of such nomination. SoftBank Group’s designation rights are as follows:

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
•reviewing and approving, if applicable, in accordance with our related party transactions policy, any proposed transactions with related persons;

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
Our Audit Committee consists of Ms. Dykstra, Ms. Schooler and Mr. Sohn, with Ms. Dykstra serving as chair. Our Board of Directors has affirmatively determined that Mses. Dykstra and Schooler, and Mr. Sohn meet the requirements for independence under the listing standards of Nasdaq and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 of the Exchange Act. In addition, our Board of Directors has determined that Ms. Dykstra qualifies as an “audit committee financial expert” as defined by applicable SEC rules. Each member of our Audit Committee is financially literate.
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
The Remuneration Committee consists of Mr. Son, Mr. Fisher, Mr. Sine and Ms. Schooler, with Mr. Son serving as chair.
D.    Employees
Our Employees
We employ a global workforce that spans across 19 countries. As of March 31, 2025, approximately 83% of our 8,330 global employees were engaged in engineering activities delivering products for our partners to schedule and specification as well as driving innovations in our industry. During the fiscal year ended March 31, 2025, we engaged an average of 2,054 temporary employees.

The following table sets forth the number of our employees for each of the past three financial years:

Function	March 31, 2025	March 31, 2024 (1)	March 31, 2023
Engineering	6,943	5,887	4,753
Non-Engineering	1,387	1,209	1,210
Geographic Distribution
United Kingdom	3,529	3,183	2,785
United States	1,717	1,389	1,157
India	1,525	1,150	848
Other	1,559	1,374	1,173
Total Employees	8,330	7,096	5,963
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
During the fiscal year ended March 31, 2025, the Company was not required to recoup any compensation awarded under the Clawback Policy.
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
Principal Shareholders
The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of May 20, 2025, by:
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
The percentage of ordinary shares beneficially owned as of May 20, 2025 is based on 1,059,263,999 ordinary shares outstanding.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Amounts presented in this section include ordinary shares held in the form of ADSs. The information is not necessarily indicative of beneficial ownership for any other purpose.
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
Except as otherwise indicated in the table below, addresses of the Directors, Senior Management and named beneficial owners are care of Arm Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom. As of May 20, 2025, to our knowledge, there are no U.S. record holders of our issued and outstanding ordinary shares.

	Ordinary Shares Beneficially Owned
Name of Beneficial Shareholder	Number	Percent
5% Shareholders:
SoftBank Group Corp.(1)	922,733,999	87%	(2)

Senior Management and Directors:
Masayoshi Son(1)	—	—%
Ronald D. Fisher	35,615	**	(3)
Jeffrey A. Sine	7,431	**
Karen E. Dykstra	11,202	**	(4)
Rosemary Schooler	7,431	**
Paul E. Jacobs, PhD	7,431	**
Young Sohn	*	*
Rene Haas	351,433	**
Jason Child	*	*
Charlotte Eaton	*	*
Spencer Collins	*	*
Richard Grisenthwaite	*	*
Will Abbey	*	*
All Senior Management and Directors as a group (13 individuals)	*	*
*Represents beneficial ownership of less than 1% of the outstanding ordinary shares. Accordingly, pursuant to the Instructions to Item 6.E of Form 20-F, the individual’s beneficial ownership has been omitted.
**    Represents beneficial ownership of less than 1% of the outstanding ordinary shares.
(1)Represents shares held of record by Kronos II LLC, an indirect wholly-owned subsidiary of SoftBank Group. 769,029,000 of our ordinary shares that are beneficially owned by SoftBank Group, representing a 72.6% equity interest in us, were pledged as security under the SoftBank Group Facility. Masayoshi Son, who is a Director and the Chairman of our Board of Directors, is Representative Director, Corporate Officer, Chairman and CEO of SoftBank Group. Mr. Son disclaims beneficial ownership of these shares. The address for SoftBank Group is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan.
(2)Excludes one ordinary share beneficially owned by SoftBank Vision Fund, a subsidiary of SoftBank Group. SoftBank Group may be deemed to have beneficial ownership of such ordinary share. SoftBank Group disclaims any such beneficial ownership.
(3)Excludes 2,130 ordinary shares underlying restricted stock units granted to Mr. Fisher in May 2024, all of which vested on May 15, 2025, but have not been delivered pursuant to Mr. Fisher’s election to defer delivery of the ordinary shares until the date of termination of his service on our Board of Directors.
(4)Excludes 2,130 ordinary shares underlying restricted stock units granted to Ms. Dykstra in May 2024, all of which vested on May 15, 2025, but have not been delivered pursuant to Ms. Dykstra’s election to defer delivery of the ordinary shares until the date of termination of her service on our Board of Directors.
Controlled Company
We are currently controlled by SoftBank Group. As of May 20, 2025, SoftBank Group beneficially owns approximately 922,733,999 or 87.1% of our total issued and outstanding share capital and thus a majority of the total voting power of our ordinary shares. As such, our publicly traded ADSs, representing ordinary shares, is 136,529,999. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer” and “Item 8. Financial Information—Note 15 - Share-based Compensation” for share-based compensation awards outstanding and expected to vest.

In addition, certain subsidiaries of SoftBank Group have entered into a margin loan facility secured by our ordinary shares, which we refer to as the SoftBank Group Facility. The SoftBank Group Facility is initially secured by a pledge of 769,029,000 of our ordinary shares representing a 72.6% equity interest in us. In the case of non-payment at maturity or another event of default, the providers of the SoftBank Group Facility may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. The foreclosure on our shares that are initially pledged as collateral for the SoftBank Group Facility could cause a change of control of us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—SoftBank Group has engaged, and may in the future engage, in financing transactions whereby our shares are pledged as security.”
B.    Related Party Transactions
In addition to the Director and Senior Management remuneration and indemnification arrangements discussed in “Item 6. Directors, Senior Management and Employees—B. Compensation,” this section describes transactions or loans, since April 1, 2022, between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. We refer to the entities and persons described in (a) through (e) above as “related parties.”
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
Rights Related to Our Board of Directors
Pursuant to the Shareholder Governance Agreement, SoftBank Group has the right to designate a certain number of candidates for election to our Board of Directors based on the level of its and its affiliates’ ownership of our outstanding ordinary shares, provided that a certain number of such candidates must be “independent” under law or stock exchange rules applicable to our directors at the time of such nomination. SoftBank Group’s designation rights are as follows:

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
Registration Rights
Pursuant to the Shareholder Governance Agreement, SoftBank Group has certain registration rights for the resale of Registrable Securities owned by SoftBank Group after the completion of the IPO, provided that we will not be obligated to effect a registration, offer or sale when restricted from doing so under an applicable lock-up entered into in connection with a registered offering of our ordinary shares or securities convertible into or exchangeable for ordinary shares (including ADSs) (provided further that such restriction will not exceed 180 days after the date of pricing of the IPO or 60 days after any other public offering). At the request of SoftBank Group, we will use our best efforts to register the resale of Registrable Securities owned by SoftBank Group or certain of its affiliates, or subsequently acquired, for public sale under the Securities Act on a registration statement on Form F-1, or a short-form registration statement on Form F-3 if we are then eligible to use such form to register the resale of Registrable Securities on SoftBank Group’s behalf. There are no limitations on the total number of times that SoftBank Group may request such registration, but SoftBank Group will not be permitted to request such registration more than three times in any rolling 12-month period.
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
The Shareholder Governance Agreement also provides SoftBank Group with “piggyback” registration rights that entitle SoftBank Group or its relevant affiliates to include its Registrable Securities in future registrations effected by us of our securities under the Securities Act. There is no limit on the number of these “piggyback” registrations that SoftBank Group may request. SoftBank Group’s “piggyback” rights are subject to cutbacks on the number of Registrable Securities that SoftBank Group may include in registrations effected by us in connection with underwritten offerings, subject to the good faith determination by the managing underwriters for such offerings that the number of Registrable Securities to be offered by us and SoftBank Group exceeds the number of Registrable Securities that can reasonably be sold in the offering.

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
The Shareholder Governance Agreement contains customary indemnification and contribution provisions by us for the benefit of SoftBank Group and, in limited situations, by SoftBank Group for the benefit of us with respect to the information provided by SoftBank Group for inclusion in any registration statement, prospectus or related document.
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
Consulting Agreement
We are party to a consulting agreement with SoftBank Group pursuant to which we provide to SoftBank Group and its affiliates certain technical consultancy and advisory services relating to potential transactions, strategic partnerships, licensing agreements, commercial arrangements or other arrangements involving SoftBank Group or its affiliates. Pursuant to a statement of work entered into under the consulting agreement, we may earn fees for services provided pursuant to the consulting agreement. For the fiscal year ended March 31, 2025, we received $145.5 million in fees. In addition, we may be entitled to a royalty fee, the terms of which will be negotiated at a later date. Further, we are entitled to the reimbursement of certain expenses incurred in connection with providing services under the consulting agreement. In connection with the performance of services under the consulting agreement or otherwise, we may enter into strategic partnerships, licensing agreements or other commercial arrangements involving businesses or other assets owned by SoftBank Group or its affiliates, business or assets in which SoftBank Group or its affiliates have a controlling interest, or businesses with which SoftBank Group or its affiliates have a commercial arrangement or partnership.
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
The SoftBank Group Facility is secured by a pledge of 769,029,000 of our ordinary shares held by SoftBank Group, representing a 72.6% equity interest in us as of May 20, 2025.
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
Other Transactions with SoftBank Group
In June 2023, we entered into a subscription letter with a subsidiary of SoftBank Vision Fund and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, we and the subsidiary of SoftBank Vision Fund each invested $10 million in exchange for preference shares of Kigen. In September 2024 and April 2025, the Company invested another $5.0 million and $1.4 million in cash, respectively, in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividend, distribution and voting rights. The preference shares have 1x non-participating liquidation preference. The preference shares are freely transferable other than to competitors of Kigen. Following the consummation of the subscription, we and the subsidiary of SoftBank Vision Fund owned approximately 15.2% and 73.5% of the fully diluted shares outstanding, respectively. Kigen is engaged in the business of physical sim, eSim and iSim authentication. We executed this investment due to the potential of Kigen’s product lines to complement our IoT strategy.
On March 19, 2025, SoftBank Group announced that it entered into an agreement to acquire all of the outstanding equity interests of Ampere. SoftBank Group expects the transaction to close in the second half of 2025, subject to customary closing conditions and regulatory approvals. In connection with SoftBank Group’s acquisition of Ampere, we, as a minority shareholder of Ampere, entered into an amendment to the Ampere LLC Agreement and provided our consent to the transaction. We expect to receive approximately $140 million in gross proceeds for our equity interest in Ampere, which resulted in a $246.4 million fair value loss, and full repayment of the outstanding balance of our convertible promissory note with Ampere.
In April 2025, we entered into a Tax Sharing Agreement with SoftBank Group (the “Tax Sharing Agreement”) in relation to the U.K. enacting legislation implementing the OECD framework for Pillar Two which implements a top-up tax to ensure multinational entities in the United Kingdom pay a minimum 15% effective tax rate (the “UK Top-up Tax”). The Tax Sharing Agreement sets forth the framework for determining the amount of UK Top-up Tax payable by SoftBank Group to compensate us for any additional costs incurred in relation to the UK Top-up Tax as a result of SoftBank Group’s ownership interest in us.

Transactions with Directors
Jeffrey A. Sine
Mr. Sine is a Co-Founder and Partner of The Raine Group LLC. In connection with the IPO, Raine Securities LLC, a subsidiary of The Raine Group LLC, performed certain initial public offering advisory services on our behalf. See Note 20 - Related Party Transactions for further details.
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
Mr. Sine is also a member of the board of directors of National Public Radio, Inc. (“NPR”). On July 30, 2024, we entered into a Production Services Agreement with National Public Media LLC (“NPM”), a subsidiary of NPR, relating to the custom podcast series “Tech Unheard” (the “Production Services Agreement”). The Production Services Agreement includes a license grant from us to NPM and a commitment from us to purchase at least $0.7 million in sponsorship inventory on NPR platforms during the term of the agreement. We also paid NPM a fee of $1.0 million for services.
Young Sohn
Mr. Sohn is a member of the board of directors of Cadence Design Systems, Inc. (“Cadence”). In April 2025, we entered into a definitive agreement with Cadence to sell our Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os for total gross consideration of approximately $150.0 million, subject to purchase price adjustments. The transaction is expected to close in the second quarter of the fiscal year ending March 31, 2026, subject to customary closing conditions and receipt of regulatory approvals.
We have, and may in the future, enter into agreements with Cadence in the ordinary course of business.
Anthony Michael Fadell
Mr. Fadell served as a member of our Board of Directors until September 2024, after which we entered into an advisory services agreement with Mr. Fadell, pursuant to which Mr. Fadell will provide us with advisory and consulting services, as reasonably requested by us. Pursuant to the agreement, Mr. Fadell’s RSUs granted in May 2024 did not terminate and vested on May 15, 2025. For each year of advisory services beginning from May 16, 2025, we have agreed to grant RSUs having a grant date fair value of $220,000 to Mr. Fadell, which will vest on May 15th of the following year, subject to certain conditions.
Transactions with Associates
Arm China
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
For the fiscal years ended March 31, 2025, 2024 and 2023, revenues attributable to our relationship with Arm China were approximately 17%, 21% and 24% of our total revenue, respectively.

In addition, under the IPLA with Arm China, we are contractually obligated to indemnify both Arm China and its PRC customers that sublicense our IP in the event either Arm China or such customers incur damages or costs in lawsuits, administrative proceedings or similar actions based upon a claim that our IP infringes the IP of a third party.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We utilize our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.”
Other Transactions
In the ordinary course, Arm entities enter into transactions with counterparties affiliated with the Company’s indirect shareholders on an arms’ length basis, including SoftBank Corp. and its affiliates.
Related Party Transactions Policy
Prior to the completion of the IPO in September 2023, we adopted a related party transaction policy, which we amended in August 2024. Our related party transaction policy sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. For purposes of our related party transactions policy only, a related party transaction is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) between us or any of our subsidiaries and any related party. Transactions involving compensation for services provided to us as an employee or director are not covered by our related party transactions policy.
Subject to the provisions of the Shareholder Governance Agreement and other exceptions applicable to transactions with SoftBank Group and its affiliates described below, under the related party transactions policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, the related party transaction must be approved or ratified by the Audit Committee. In reviewing any such transaction, our audit committee will consider, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the related party transactions policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the related party transactions policy. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any material transaction or relationship that may give rise to a conflict of interest.
With respect to transactions with SoftBank Group and its affiliates, for so long as SoftBank Group is considered a related party under the related party transactions policy, the following review and approval or ratification requirements apply:
•Ordinary Course Transactions: If our Chief Legal Officer determines that a transaction is in the ordinary course of our business upon terms generally available to third parties, then (i) if the value of the transaction is equal to or less than $20 million, no review or approval or ratification by the Board or the Audit Committee is required and (ii) if the value of the transaction is greater than $20 million, review and approval or ratification by the Board is required;
•Arm’s Length Transactions: If our Chief Legal Officer determines that the transaction is on an arm’s-length basis or upon terms generally available to third parties, (i) if the value of the transaction is less than $1.5 million and our Chief Legal Officer determines that the transaction is immaterial, the Audit Committee must annually review, together with all other such transactions with SoftBank and its affiliates, at its last meeting of our fiscal year, (ii) if the value of the transaction is equal to or greater than $1.5 million but equal to or less than $20 million and our Chief Legal Officer determines that the transaction is immaterial, review and approval or ratification by the Audit Committee is required and (iii) if the value of the transaction is greater than $20 million or our Chief Legal Officer determines that the transaction is material, review and approval or ratification by the Board is required; and

•Neither Ordinary Course nor Arm’s Length Transaction: If our Chief Legal Officer determines that a transaction is neither in the ordinary course of our business upon terms generally available to third parties nor on arm’s-length terms or upon terms generally available to third parties, (i) if the value of the transaction is less than $1.5 million, review and approval or ratification by the Audit Committee is required and (ii) if the value of the transaction is equal to or greater than $1.5 million, review and approval or ratification by the Board is required.
Board or Audit Committee review, approval or ratification is not required for transactions or arrangements with SoftBank Group or its affiliates existing as of the date of the Shareholder Governance Agreement and disclosed in the IPO Prospectus; provided that extensions and material amendments thereof will require review and/or approval or ratification to the same extent as other related party transactions. Other ongoing transactions with SoftBank Group or its affiliates are subject to the following review and approval or ratification requirements:
•(i) If the value of the transaction is less than $1.5 million and our Chief Legal Officer determines that the transaction is immaterial or (ii) the transaction was previously reviewed and approved or ratified in accordance with the related party transactions policy and the transaction has a remaining term of six months or less, the Audit Committee must review such transaction, together with all other such transactions with SoftBank and its affiliates, at its last meeting of our fiscal year, but there is no requirement for the Audit Committee to further approve or ratify such transaction;
•(i) If the value of the transaction is equal to or greater than $1.5 million or (ii) our Chief Legal Officer determines that the transaction is material, the transaction will be subject to review and approval or ratification in accordance with the related party transactions policy and guidelines adopted by the Audit Committee.
C.    Interests of experts and counsel
Not applicable.

Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information.
Legal Proceedings
From time to time, we are involved in various legal, administrative, and regulatory proceedings, claims, demands and investigations relating to our business, which may include claims with respect to commercial, product liability, IP, cybersecurity, privacy, data protection, antitrust, breach of contract, labor and employment, whistleblower, mergers and acquisitions and other matters. In addition, under our customer agreements, we agree in some cases to indemnify our customers if a third party files a claim in court or another venue asserting that our products infringe such third party’s IP rights. Although we do not agree to indemnify our customers’ end customers, such end customers may be subject to infringement claims and may initiate claims against us as a result. We are currently involved in pending litigation, including, but not limited to, litigation proceedings with Qualcomm and Nuvia. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are currently involved in pending litigation.” In addition, our products are involved in pending litigation to which we are not a party. We cannot provide you any assurances regarding how any such litigation will be resolved, what benefits we will obtain or what losses we might incur. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.”
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Arm Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Arm Holdings plc and subsidiaries (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Revenue Recognition for Material Long-Term Revenue Contracts - Refer to Notes 1 and 4 to the Consolidated Financial Statements
Critical Audit Matter Description
The Company routinely enters into material long-term revenue contracts with customers that involve multiple performance obligations consisting of products and services such as intellectual property licenses, implicit rights to future products, early access rights, software licenses, support, training, professional and design services, and other non-standard performance obligations that may be contract or customer specific. Determining the appropriate revenue recognition for these material long-term revenue contracts may involve significant judgment by management, including the identification of performance obligations and the portion of the transaction price that should be allocated to those performance obligations, both of which impact the amount and timing of revenue recognition.

Specifically, judgments were required when identifying the performance obligations in a given contract. In material long-term revenue contracts with customers, this is due to the inclusion of complex terms and conditions that may entitle the customer to non-standard products and services, as well as products and services that may be available in future periods or are otherwise implied based on forward looking and historical information. Judgments were likewise required in determining the standalone selling price of certain performance obligations and allocating the transaction price thereto. This is due to a lack of observable standalone selling prices for many of the Company’s products and services as well as the inclusion of non-standard offerings for which the standalone selling price must be estimated. Accordingly, performing audit procedures related to material long-term revenue contracts with customers required a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals in our firm having expertise in revenue recognition.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s evaluation regarding identification of the performance obligation and the allocation of the transaction price included the following, among others:
For those material long-term revenue contracts with customers, we:
•Obtained and read the contract, including master agreements, amendments, purchase and sales order agreements, and related contracts
•Consulted with a revenue recognition specialist on complex technical accounting matters, as appropriate
•Obtained and evaluated the Company’s technical accounting position for each such contract
•Evaluated management’s identification of performance obligations by performing the following:
•Comparing the products and services identified in the contract to the performance obligations identified by management.
•Obtaining an understanding of the Company’s products and services, including product roadmaps and other marketing materials.
•For any purchase options, obtaining and evaluating management’s material rights analysis.
•Inquiring of personnel outside of the accounting function with sufficient authority and knowledge of the contract to understand the nature thereof, its business purpose, and the Company’s performance obligations.
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
/s/ Deloitte & Touche LLP
San Jose, California
May 28, 2025
We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Arm Holdings plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Arm Holdings plc and subsidiaries (the “Company”) as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Company and our report dated May 28, 2025, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte & Touche LLP
San Jose, California
May 28, 2025

Arm Holdings plc
Consolidated Income Statements
(in millions, except per share amounts)

	Fiscal Year Ended March 31,
	2025	2024	2023
Revenue:
Revenue from external customers	$3,184	$2,509	$2,025
Revenue from related parties	823	724	654
Total revenue	4,007	3,233	2,679
Cost of sales	(121)	(154)	(106)
Gross profit (loss)	3,886	3,079	2,573
Operating expenses:
Research and development	(2,071)	(1,979)	(1,133)
Selling, general and administrative	(984)	(983)	(762)
Disposal, restructuring and other operating expenses, net	—	(6)	(7)
Total operating expense	(3,055)	(2,968)	(1,902)
Operating income (loss)	831	111	671
Income (loss) from equity investments, net	(237)	(20)	(45)
Interest income, net	116	110	42
Other non-operating income (loss), net	10	11	3
Income (loss) before income taxes	720	212	671
Income tax benefit (expense)	72	94	(147)
Net income (loss)	$792	$306	$524

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.75	$0.30	$0.51
Diluted	$0.75	$0.29	$0.51

Weighted average ordinary shares outstanding
Basic	1,050	1,027	1,025
Diluted	1,063	1,044	1,028
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Comprehensive Income
(in millions)

	Fiscal Year Ended March 31,
	2025	2024	2023
Net income (loss)	$792	$306	$524
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2)	3	(31)
Net change of the effective portion of designated cash flow hedges	3	(8)	8
Total comprehensive income (loss)	$793	$301	$501

See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value)

	As of
	March 31, 2025	March 31, 2024
Assets:
Current assets:
Cash and cash equivalents	$2,085	$1,923
Short-term investments	740	1,000
Accounts receivable, net (including receivables from related parties of $279 and $182 as of March 31, 2025 and 2024, respectively)	1,107	781
Contract assets (including contract assets from related parties of $152 and $22 as of March 31, 2025 and 2024, respectively)	642	336
Prepaid expenses and other current assets	256	157
Total current assets	4,830	4,197
Non-current assets:
Property and equipment, net	394	215
Operating lease right-of-use assets	320	205
Equity investments (including investments held at fair value of $300 and $573 as of March 31, 2025 and 2024, respectively)	565	741
Goodwill	1,620	1,625
Intangible assets, net	151	152
Deferred tax assets	401	282
Non-current portion of contract assets	346	240
Other non-current assets	305	270
Total non-current assets	4,102	3,730
Total assets	$8,932	$7,927
Liabilities:
Current liabilities:
Accrued compensation and benefits	$140	$298
Tax liabilities	124	147
Contract liabilities (including contract liabilities from related parties of $105 and $107 as of March 31, 2025 and 2024, respectively)	209	198
Operating lease liabilities	30	27
Other current liabilities (including payables to related parties of $11 and $7 as of March 31, 2025 and 2024, respectively)	426	835
Total current liabilities	929	1,505
Non-current liabilities:
Non-current portion of accrued compensation	26	20
Deferred tax liabilities	41	135
Non-current portion of contract liabilities	702	717
Non-current portion of operating lease liabilities	316	194
Other non-current liabilities	79	61
Total non-current liabilities	1,164	1,127
Total liabilities	2,093	2,632
Commitments and contingencies (Note 18)

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value)

	As of March 31,
	2025	2024
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088 shares authorized and 1,057 shares issued and outstanding as of March 31, 2025; and 1,088 shares authorized and 1,040 issued and outstanding as of March 31, 2024	2	2
Additional paid-in capital	2,922	2,171
Accumulated other comprehensive income (loss)	372	371
Retained earnings	3,543	2,751
Total shareholders’ equity	6,839	5,295
Total liabilities and shareholders’ equity	$8,932	$7,927
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Shareholders’ Equity
(in millions)

	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2022	1,025	$2	$1,214	$399	$1,933	$3,548
Net income (loss)	—	—	—	—	524	524
Other comprehensive income (loss), net of tax	—	—	—	(23)	—	(23)
Share-based compensation cost	—	—	2	—	—	2
Balance as of March 31, 2023	1,025	2	1,216	376	2,457	4,051
Net income (loss)	—	—	—	—	306	306
Other comprehensive income (loss), net of tax	—	—	—	(5)	—	(5)
Share-based compensation cost	—	—	825	—	—	825
Issuance of vested shares from share-based payment arrangements	18	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	(3)	—	(213)	—	—	(213)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of March 31, 2024	1,040	2	2,171	371	2,751	5,295
Net income (loss)	—	—	—	—	792	792
Other comprehensive income (loss), net of tax	—	—	—	1	—	1
Share-based compensation cost	—	—	820	—	—	820
Issuance of vested shares from share-based payment arrangements	17	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	—	—	(69)	—	—	(69)
Balance as of March 31, 2025	1,057	$2	$2,922	$372	$3,543	$6,839
(1)    Includes $212 million of share-based compensation cost recognized in the fiscal year ended March 31, 2024 for RSU awards previously liability-classified.
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Cash Flows
(in millions)

	Fiscal Year Ended March 31,
	2025	2024	2023
Cash flows provided by (used for) operating activities:
Net income (loss)	$792	$306	$524
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	183	162	170
Deferred income taxes	(218)	(273)	(34)
(Income) loss from equity investments, net	237	20	45
Share-based compensation cost	820	1,037	79
Operating lease expense	40	35	34
Other non-cash operating activities, net	8	(2)	(6)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(331)	218	125
Contract assets, net (including contract assets from related parties)	(412)	(307)	(2)
Prepaid expenses and other assets	(140)	(61)	(1)
Accrued compensation and benefits	(152)	(292)	(138)
Contract liabilities (including contract liabilities from related parties)	(4)	(190)	(37)
Tax liabilities	(6)	(30)	35
Operating lease liabilities	(39)	(28)	(58)
Other liabilities (including payables to related parties)	(381)	495	3
Net cash provided by (used for) operating activities	$397	$1,090	$739

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(680)	(765)	(1,111)
Proceeds from maturity of short-term investments	940	425	1,081
Purchases of equity investments	(57)	(32)	(15)
Purchases of intangible assets	(20)	(51)	(29)
Purchases of property and equipment	(219)	(92)	(64)
Other investing activities, net, including investments in convertible loans	1	(1)	—
Net cash provided by (used for) investing activities	$(35)	$(516)	$(138)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(59)	(40)	(40)
Other financing activities, net	(23)	(10)	(2)
Payments of withholding tax on vested shares	(120)	(158)	—
Net cash provided by (used for) financing activities	$(202)	$(208)	$(42)

Effect of foreign exchange rate changes on cash and cash equivalents	2	3	(9)
Net increase (decrease) in cash and cash equivalents	162	369	550
Cash and cash equivalents at the beginning of the period	1,923	1,554	1,004
Cash and cash equivalents at the end of the period	$2,085	$1,923	$1,554

Arm Holdings plc
Consolidated Statements of Cash Flows
(in millions)

	Fiscal Year Ended March 31,
	2025	2024	2023
Supplemental disclosure of cash flow information:
Cash paid for income taxes, net of refunds	$(149)	$(187)	$(157)

Non-cash investing and financing activities:
Non-cash additions in property and equipment	$60	$15	$11
Non-cash additions in intangible assets	$51	$53	$—
Non-cash additions in operating lease right-of-use assets	$146	$27	$16
Non-cash additions of operating lease liabilities	$149	$27	$16
Non-cash additions to equity investments from conversion of certain receivables	$5	$9	$18
Non-cash distributions to shareholders	$—	$12	$—
Non-cash withholding tax on vested shares	$8	$55	$—
Non-cash reclassification of share-based compensation costs	$—	$343	$—

See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Notes to Consolidated Financial Statements

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (the “Company” and also referred to as “we,” “our” or “us”) are a global leader in the semiconductor industry. The Company’s principal operations and activities are the licensing, marketing, research and development of central processing unit (“CPU”) design intellectual property (“IP”), graphics processors, system IP, market optimized platform IP, and associated software, tools and other related services.
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
Initial Public Offering
The registration statement on Form F-1 relating to the Company’s initial public offering (the “IPO”) was declared effective on September 13, 2023 and the Company’s American depository shares (“ADSs”), each representing one ordinary share of the Company, began trading on the Nasdaq Global Select Market under the ticker symbol “ARM” on September 14, 2023. On September 18, 2023, the Company completed the closing of the IPO. The Company’s controlling shareholder sold an aggregate of 102,500,000 ADSs in the IPO at a price of $51 per ADS, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments. The Company did not receive any proceeds from the sale of the ADSs in the IPO.
Upon completion of the IPO, the Company recognized incremental and accelerated share-based compensation expense for which service-based vesting conditions were satisfied or partially satisfied as of September 13, 2023. See Note 15 - Share-based Compensation for further details.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company’s fiscal year ends on March 31st of each year.
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
The Company translates functional currency assets and liabilities to their USD equivalents at exchange rates in effect as of the balance sheet date and income and expense amounts at average exchange rates for the period. The USD effects that arise from changing translation rates are recorded in foreign currency translation adjustments in the Consolidated Statements of Comprehensive Income.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
Short-term Investments
Short-term investments represent term deposits with banks with a maturity between three and 12 months. These investments are classified as held-to-maturity as the Company has the intent and ability to hold the investments to maturity. These investments are recorded at amortized cost, net of expected credit losses. Amortization of premiums or accretion of discounts are included in interest income, net in the Consolidated Income Statements. Accrued interest receivable is included in prepaid and other current assets on the Consolidated Balance Sheets.
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
•Equity investment in a publicly listed company is classified as an equity security with a readily determinable fair value. It is measured and recorded at fair value on a recurring basis, with both realized and unrealized changes in fair value recognized in the Consolidated Income Statements. Fair value is determined based on quoted market prices.
For certain non-marketable equity securities and equity method investments, the Company has elected to apply the net asset value (“NAV”) practical expedient, where NAV is the estimated fair value of the investments. For these securities, estimated fair values are determined based on the indicated market values of the underlying assets or investment portfolios. Income statement activity for all equity investments is recorded in Income (loss) from equity investments, net, on the Consolidated Income Statements.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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

Arm Holdings plc
Notes to Consolidated Financial Statements
Please refer to Note 12 - Fair Value, for further discussion on the Company’s fair value measurements.
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
The Company completed its annual goodwill impairment test in the fourth fiscal quarter of the fiscal year ended March 31, 2025. After conducting a qualitative review, the Company concluded that it was more likely than not that the fair value was more than the carrying value of the Company’s single reporting unit. Accordingly, there was no indication of impairment.
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
Capitalized costs related to internal use software, net of accumulated amortization, are included in intangible assets, net on the Consolidated Balance Sheets and amortization expense is recognized in selling, general and administrative expenses in the Consolidated Income Statements.
Property and Equipment, Net
Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Cost comprises expenditures directly attributable to the purchase of the asset. Assets are depreciated to their estimated residual value, on a straight-line basis, over the estimated useful life of the underlying asset. Estimated useful lives and residual values are reviewed at each reporting date. Depreciation on property and equipment is recorded in cost of sales, research and development or selling, general and administrative expenses in the Consolidated Income Statements depending on the nature of the underlying asset and uses by the Company.
Estimated useful lives of the Company’s property and equipment are as follows:

Leasehold improvements	Shorter of 5 – 10 years or the remaining lease term
Equipment	3 – 6 years
Fixtures and vehicles	3 – 5 years
An item of property or equipment is written off either upon disposal or when there is no expected future economic benefit from its continued use. Gain or loss on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Income Statements in the year the asset is derecognized.

Arm Holdings plc
Notes to Consolidated Financial Statements
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
Leases
The Company determines if an arrangement is a lease, or contains a lease, at the inception or modification date of the arrangement and evaluates whether the lease is an operating lease or a finance lease. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments over the lease term.
Operating lease right-of-use assets and lease liabilities are measured at the lease commencement date based on the present value of the remaining lease payments over the lease term, discounted using the Company’s incremental borrowing rate, which approximates the interest rate at which the Company could borrow on a collateralized basis with similar terms and payments and in similar economic environments. Operating lease right-of-use assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. All lease and non-lease components, principally common area maintenance costs, are combined in determining operating lease right-of-use assets and lease liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, and non-current portion of operating lease liabilities on the Company’s Consolidated Balance Sheets. The Company recognizes operating right-of-use assets and operating lease liabilities for lessee operating leases other than those with a term of 12 months or less as the Company has elected to apply the short-term lease recognition exemption.
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
Derivative Financial Instruments and Hedge Activities
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk arising in operating expenses within research and development and selling, general and administrative expenses that are denominated in foreign currency, predominantly British Pound Sterling (“GBP”). These contracts are designated as cash flow hedges for hedge accounting treatment. Gains or losses on the contracts are recorded in accumulated other comprehensive income (loss) and reclassified to operating expenses when the related operating expenses are recognized in net income (loss) or ineffectiveness should occur.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
In July 2022, all foreign currency forward contracts were designated as cash flow hedges in designated hedging relationships with the forecasted foreign denominated cash flows as the hedged transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future foreign denominated cash flows is 18 months. For cash flow hedges that qualify and are designated for hedge accounting, the change in fair value of the derivative is recorded in the net change in fair value of the effective portion of designated cash flow hedges on the Consolidated Statements of Comprehensive Income, and subsequently recognized in research and development and selling, general and administrative expenses in the Consolidated Income Statements when the hedged transaction affects earnings.
The Company classifies all derivative assets and liabilities for designated and non-designated derivatives in prepaid expenses and other current assets and other current liabilities on the Consolidated Balance Sheets. The Company classifies cash flows from the settlement of effective cash flow hedges for designated and non-designated derivatives in the same category as the cash flows from the related hedged items in operating activities on the Consolidated Statements of Cash Flows. The foreign currency forward contracts are classified under Level 2 of the fair value hierarchy. See Note 12 - Fair Value.
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
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready

Arm Holdings plc
Notes to Consolidated Financial Statements
obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using an input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, the Company also provides customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty Revenue
For most IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Significant Judgments
Identification of the Contract with the Customer
The Company accounts for a contract as a revenue contract when all of the following criteria are met:
•The contract has been approved in writing by the parties to the contract, and the parties are committed to perform their respective obligations.
•The Company can identify each party’s rights regarding goods or services to be transferred.
•The Company can identify the payment terms for the goods or services to be transferred;
•Contracts have commercial substance; and
•It is probable that the Company will collect substantially all of the consideration to which it will be entitled, in exchange for the goods or services to be transferred to the customer.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
The Company sometimes enters into non-cancellable and non-refundable committed funds arrangements from customers, where the parties have ongoing negotiations. Judgment is required in evaluating whether all rights and obligations of the arrangement are determined and enforceable.
Judgment is also required in determining whether collectability of substantially all of the consideration is probable. The Company assesses this through credit checks, past payment history or based on outstanding payments.
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
In a typical licensing arrangement, the Company either licenses implementation IP or architecture IP. When implementation IP is licensed, the Company promises to provide all developed and undeveloped IP over the license term based on the terms of the contract entered into with the customer. Products are delivered to the customer based on the Company’s product roadmap and each IP is generally identified as a separate performance obligation. In a subscription contract, the undeveloped IP in the contract also includes an implied promise to deliver implementation IP that will be developed and become available during the contract term but is not on the product roadmap at contract inception and undeveloped IPs are identified as a single performance obligation.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
Determination of Transaction Price
The Company applies judgment when determining the amount of consideration it expects to be entitled to in exchange for transferring promised goods or services to a customer. This includes estimates as to whether, and to what extent, subsequent concessions or payments may be granted to customers, which release customers from their obligations to pay contractual fees. In this judgment, historical trends are considered with respect to both the specific customer and broader Company trends. The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. Consideration payable to a customer is accounted for as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Company. The transaction price also excludes amounts collected on behalf of third parties such as sales taxes. The Company’s revenue arrangements may include variable consideration including royalties. Where minimum royalties are agreed with customers and there is no uncertainty of their receipt, the amount is allocated to performance obligations as a part of the transaction price.
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
Other than support and maintenance, SSPs are usually not directly observable for the Company’s products and services because the Company generally does not sell its products or services on a standalone basis. When separately stated, contractual pricing is highly variable. The Company estimates the SSPs so that the Company allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer. The Company allocates royalties entirely to the licenses that give rise to them. When estimating a SSP, the Company considers available information and maximizes the use of observable inputs such as renewal pricing history for the Company’s standardized support and professional service offerings.
For offerings that have highly variable or uncertain pricing and lack substantial direct costs to estimate based on a cost-plus margin approach, the transaction price is allocated by applying a residual approach. This is on the basis that the Company has identified SSP for other performance obligations in the same arrangement. If two or more goods or services in a contract have highly variable or uncertain pricing, then the Company applies a combination of methods to allocate transaction price, including utilizing list prices, contract prices, and engineering effort estimates to develop future IPs, for initial allocation of residual amount of transaction price within such products.
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
The SSPs of material rights depend on the probability of option exercise. In estimating these probabilities, judgment is utilized when considering historical exercise patterns. The SSPs are reviewed annually or whenever facts and circumstances significantly change. These changes are applied prospectively.

Arm Holdings plc
Notes to Consolidated Financial Statements
Revenue from Arm China
Arm Technology (China) Co. Limited (“Arm China”) acts as the Company’s exclusive IP distributor in the People’s Republic of China, which, for the purposes of these financial statements, includes the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excludes Taiwan (collectively referred to as the “PRC”), under the intellectual property licensing arrangement (“IPLA”) and subsequent amendments. Arm China directly contracts with end customers with discretion in establishing pricing to sublicense specified IP and Arm Total Access Packages. The Company’s responsibility under the IPLA is to facilitate delivery of a good or service to the end customer in accordance with detailed instructions and other specifications from Arm China. In these cases, Arm China is the customer for the Company. As such, revenue presented by the Company is the net amount calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with end customers. The Company applies the royalty exception, under which revenue is recognized when the subsequent sale or usage occurs, assuming control of the license to which the royalty relates has transferred to the customer. Where the revenue is derived as a percentage of the license fee of Arm China, the Company categorizes that portion as license revenue while the other portion, which represents the Company’s share of Arm China’s royalties, is categorized as royalties.
Contract Balances and Receivables
The Company recognizes accounts receivable in full when it has the contractual right to invoice the customer and begins satisfying the performance obligations over the term of the contract. Judgment is required to determine whether a right to consideration is unconditional and thus qualifies as a receivable. Contract assets are recognized as the performance obligations are satisfied and the Company does not have the contractual right to invoice. Typically, the Company invoices a portion of the fees for IP licenses up front on the effective date of the contract and satisfies a considerable portion of performance obligations. Accrued royalties are included in accounts receivable, net on the Consolidated Balance Sheets. Contract liabilities primarily reflect invoices due, or payments received, in advance of revenue recognition. Periodic fixed fees for software support services, and other multi-period agreements are typically invoiced in advance.
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
Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-

Arm Holdings plc
Notes to Consolidated Financial Statements
specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Accounts receivables are written off after all reasonable means to collect the full amount (including litigation, where appropriate) are exhausted. For the fiscal years ended March 31, 2025, 2024, and 2023, write-offs and recoveries of customer receivables were immaterial to the consolidated financial statements.
The Company recognizes an allowance for losses on contract assets based on a similar approach used for receivables under the current expected credit loss model. As of March 31, 2025 and 2024, the loss allowance for contract assets was immaterial.
Share-based Compensation
Restricted share units (“RSU”) were granted to employees, certain of our executive officers, and non-executive directors of the Company and require continuous service through the vesting date. Phantom shares (“Phantom Shares”) were only granted to certain of our executive officers. In connection with the IPO on September 14, 2023, all RSUs previously issued under The Arm Holdings plc All-Employee Plan 2019 (“2019 AEP”), except for those 2019 AEP awards granted to employees of Arm Technology Israel Ltd., the Company’s Israeli subsidiary (“Arm Israel”), The Executive IPO Plan (“2019 EIP”), and Executive Awards previously issued under The Arm Holdings plc RSU Award Plan (“2022 RSU Plan”) were no longer expected to be settled in cash but rather expected to be settled in ordinary shares. This resulted in a change in classification of the RSUs from liability to equity which was accounted for as a modification. The number of RSUs that vest is determined by the achievement of market, performance and service conditions.
The Company expenses share-based compensation over the requisite service period of the awards, which is generally equivalent to the vesting term. Compensation cost is recorded only for those awards expected to vest.
The fair value of RSUs is determined on the date of grant for equity-classified awards, and at the end of each reporting period for liability-classified awards, using Monte Carlo simulations or the discounted cash flow approach. The fair value of Phantom Shares, which are subject to continuous service and vest upon meeting certain strategic performance conditions of the Company and are liability-classified, is determined on the date of grant and at the end of each reporting period based on the share price of the Company’s ultimate parent, SoftBank Group Corp. (“SoftBank Group”).
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
Prior to the IPO, an initial public offering was not considered probable until it has occurred. Accordingly, as of March 31, 2023, those RSUs that were subject to vesting on the earliest of (1) change of control, (2) initial public offering, or (3) passage of time, were expected to vest and be settled in cash upon the passage of time. For liability-classified awards, the weighted average fair value of the RSUs was measured at each reporting date using the Monte Carlo simulation model or a discounted cash flow approach. Similarly, the fair value for equity-classified awards was measured at the grant date using the discounted cash flow approach.
For the fiscal year ended March 31, 2023 and periods prior to the IPO in the fiscal year ended March 31, 2024, the Company used the Monte Carlo simulation model, the income approach and/or market-calibration approach based on comparable publicly traded companies in similar lines of businesses to measure the RSUs. The Monte Carlo simulation model simulates the Company’s equity value at an assumed listing exit event in order to determine the RSU vesting percentage. The model simulates the RSU vesting percentage over numerous iterations, and the average of all iterations is determined to be the fair value of an RSU. The model then discounts the future value of the RSU at the assumed listing exit event date back to the valuation date based on the relevant risk-free interest rate. The Monte Carlo simulation model incorporates various assumptions such as expected stock price volatility until a liquidity event, expected dividend yield, risk-free interest rate, and expected time to complete an initial public offering.

Arm Holdings plc
Notes to Consolidated Financial Statements
Prior to the IPO, at the grant date of the RSUs, the Company was private and its ordinary shares were not listed on a public stock exchange. Therefore, the Company’s Board of Directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s ordinary shares underlying share-based compensation awards, including:
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

Arm Holdings plc
Notes to Consolidated Financial Statements
The Company estimates the fair value of shares to be issued under the Company’s employee stock purchase plan (the “ESPP”), using the Black-Scholes model at the commencement of an offering period in March and September of each year. Stock-based compensation for the ESPP is expensed using a straight-line method over the requisite service period.
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
Under the provisions of IAS 20, a government grant is recognized when there is reasonable assurance the Company will meet the terms for receiving and realizing the benefit of the grant. IAS 20 does not define “reasonable assurance,” however, based on certain interpretations, it is analogous to “probable” as defined under GAAP, which is the definition the Company has applied to its government grants received. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either separately under a general heading such as other income, or as a reduction of the related expenses. The Company has elected to recognize the benefit as a reduction of the

Arm Holdings plc
Notes to Consolidated Financial Statements
related expenses included in either research and development expenses or income tax expense in the Consolidated Income Statements. For the fiscal years ended March 31, 2025, 2024 and 2023, the government grant benefit recognized was $146.5 million, $138.2 million, and $83.0 million, respectively.
The Company benefits in the U.K. from His Majesty’s Revenue & Customs (“HMRC”) research and development expenditure credit (“RDEC”), which provides relief against U.K. corporation tax. Based on criteria established by HMRC a portion of the Company’s expenditures incurred on research and development activities are eligible for RDEC relief. For the fiscal years ended March 31, 2025, 2024 and 2023, the Company recorded a relief of $127.9 million, $121.2 million, and $64.0 million, respectively.
The government grant benefit recognized includes a grant from Innovate U.K. which expired as of March 31, 2024. No benefit from this grant was available in the fiscal year ended March 31, 2025. For the fiscal years ended March 31, 2024 and 2023, the Company recorded a reduction to research and development expenses from this grant of $0.0 million and $2.6 million, respectively.
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
Net Income (Loss) Per Share Attributable to Ordinary Shareholders
Basic income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and potentially dilutive ordinary shares outstanding during the period. Potentially dilutive ordinary shares whose effect would have been antidilutive are excluded from the computation of diluted earnings per ordinary share.

Arm Holdings plc
Notes to Consolidated Financial Statements
2 - Recent Accounting and Disclosure Pronouncements
Recently adopted accounting pronouncements
Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures: In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, which requires incremental reportable segment disclosures. The new standard requires that a public entity disclose significant segment expenses, the title and position of the chief operating decision maker (“CODM”), and how the CODM uses the reported measures in assessing performance and deciding how to allocate resources. The Company adopted ASU 2023-07 in the annual financial statements for the fiscal year ended March 31, 2025. See Note 21 - Segment and Geographic Information for further details.
Recently issued accounting pronouncements not yet adopted
Income Taxes (Topic 740), Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in additional required disclosures being included in our consolidated financial statements when adopted. The Company will adopt this standard for the fiscal year beginning April 1, 2025.
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses: In November 2024, the FASB issued ASU 2024-03, which requires incremental disclosures to disaggregate income statement expense items. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date, which revised the effective date of ASU No. 2024-03 for interim periods. ASU 2024-03 and ASU 2025-01 is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 and ASU 2025-01 on its consolidated financial statements and disclosures.
Recently issued Securities and Exchange Commission (“SEC”) final rules not yet adopted
In March 2024, the SEC adopted final rules under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires a registrant to disclose climate-related risks that are reasonably likely to have a material impact on its business strategy, results of operations and financial condition. The rules include disclosures relating to climate-related risks and risk management, a registrant's governance of such risks, the financial impact on the audited financial statements, and greenhouse gas emissions. In April 2024, the SEC issued an order to voluntarily stay the final rules pending certain legal challenges. In March 2025, the SEC voted to end its defense of the rules. As a result, it is uncertain if or when the rules will become effective. The Company is currently evaluating the impact of the adoption of these final rules on its consolidated financial statements and disclosures.

Arm Holdings plc
Notes to Consolidated Financial Statements
3 - Balance Sheet Components
Certain balance sheet components are as follows:
Prepaid expenses and other current assets consist of:

	As of
(in millions)	March 31, 2025	March 31, 2024
Research and development tax credit receivables	$103	$68
Prepayments	107	49
Other receivables	46	40
Total prepaid expenses and other current assets	$256	$157
Accrued compensation and benefits consist of:

	As of
(in millions)	March 31, 2025	March 31, 2024
Accrued bonus, commissions, and cash awards	$24	$190
Accrued vacation and sabbatical	99	83
Accrued salaries and fringe benefits	12	25
Employee stock purchase plan liability	5	—
Total accrued compensation and benefits	$140	$298
Other current liabilities consist of:

	As of
(in millions)	March 31, 2025	March 31, 2024
Employee related payroll taxes and payables (1)	$200	$674
Accrued expenses and fees	99	83
Electronic design automation liabilities	47	40
Trade payables (including payables to related parties of $11 and $7 as of March 31, 2025 and 2024, respectively)	63	26
Customer deposits	7	7
Finance lease liabilities	10	5
Total other current liabilities	$426	$835
(1)    Employee related payroll taxes and payables are primarily related to vested RSUs during the three months ended March 31, 2025 and 2024, respectively, which will be or were, as applicable, paid in the subsequent quarter.

Arm Holdings plc
Notes to Consolidated Financial Statements
4 - Revenue
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Fiscal Year Ended March 31,
	External Customers			Related Parties			Total
(in millions)	2025	2024	2023	2025	2024	2023	2025	2024	2023
License and Other Revenue (1)	$1,421	$1,051	$569	$418	$380	$435	$1,839	$1,431	$1,004
Royalty Revenue	1,763	1,458	1,456	405	344	219	2,168	1,802	1,675
	$3,184	$2,509	$2,025	$823	$724	$654	$4,007	$3,233	$2,679
(1)    Includes over-time revenue of $467 million, $121 million, and $100 million and point-in-time revenue of $1,372 million, $1,310 million, and $904 million for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.
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

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
United States	$1,716	$1,413	$1,088
PRC (1)	749	697	657
Taiwan	629	522	359
Republic of Korea	324	308	241
Other countries	589	293	334
Total	$4,007	$3,233	$2,679
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.
For the fiscal year ended March 31, 2025, the Company had four customers that collectively represented 49% of total revenue, with the single largest customer accounting for 17% of total revenue, the second largest customer accounting for 11% of total revenue, the third largest customer accounting for 11% of total revenue and the fourth largest customer accounting for 10% of total revenue. For the fiscal year ended March 31, 2024, the Company had three customers that collectively represented 42% of total revenue, with the single largest customer accounting for 21% of total revenue, the second largest customer accounting for 11% of total revenue and the third largest customer accounting for 10% of total revenue. For the fiscal year ended March 31, 2023, the Company had three customers that collectively represented 44% of total revenue, with the single largest customer accounting for 24% of total revenue, the second largest customer accounting for 11% of total revenue and the third largest customer accounting for 9% of total revenue. No other customer represented 10% or more of total revenue for the fiscal years ended March 31, 2025, 2024, and 2023.

Arm Holdings plc
Notes to Consolidated Financial Statements
Receivables
A summary of the components of accounts receivable, net is as follows:

	As of
(in millions)	March 31, 2025	March 31, 2024
Accounts receivable	$1,127	$784
Allowance for current expected credit losses	(20)	(3)
Total accounts receivable, net	$1,107	$781
As of March 31, 2025, the customer with the largest total receivables balance represented 26% of total receivables, the customer with the second largest total receivables balance represented 19% of total receivables, and the customer with the third largest total receivables balance represented 12% of total receivables. As of March 31, 2024, the customer with the largest total receivables balance represented 23% of total receivables, the customer with the second largest total receivables balance represented 13% of total receivables, the customer with the third largest total receivables balance represented 11% of total receivables, and the customer with the fourth largest total receivables balance represented 10% of total receivables. No other customer represented 10% or more of receivables as of March 31, 2025 or 2024.
A summary of the movement in the allowance for current expected credit losses is as follows:

(in millions)	Total
Balance as of March 31, 2022	$40
Reversal of provision	(34)
Amounts written off during the year as uncollectible	(3)
Balance as of March 31, 2023	$3
Additional provision	—
Balance as of March 31, 2024	$3
Additional provision	17
Balance as of March 31, 2025	$20
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. When revenue recognized exceeds the amount billed to the customer, the Company records a contract asset. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $1,121.7 million and $663.9 million due to the timing of billings to customers, which fell into subsequent periods, as of March 31, 2025 and 2024, respectively, offset by $709.8 million and $357.4 million of contract assets transferred to accounts receivable, as of March 31, 2025 and 2024, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.

Arm Holdings plc
Notes to Consolidated Financial Statements
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

(in millions)	Total
Balance as of March 31, 2023	$1,100
Customer prepayment and billing in advance of performance	198
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(226)
Revenue recognized in the period that was included in the contract liability balance during the period	(157)
Balance as of March 31, 2024	$915
Customer prepayment and billing in advance of performance	371
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(131)
Revenue recognized in the period that was included in the contract liability balance during the period	(244)
Balance as of March 31, 2025	$911
Satisfied Performance Obligations
For the fiscal years ended March 31, 2025, 2024, and 2023, revenue recognized from previously satisfied performance obligations in prior reporting periods was $2,179.4 million, $1,866.6 million, and $1,705.0 million, respectively. These amounts primarily represent royalties earned during the period.
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
In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the more than 2 years category unless the contract or option expiration aligns with an earlier period or category.
As of March 31, 2025, the aggregate transaction price allocated to remaining performance obligations was $2,225.5 million and there were no non-cancellable or non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.
The Company expects to recognize approximately 25% of remaining performance obligations as revenue over the next 12 months, 19% over the subsequent 13-to 24-month period, and the remainder thereafter.
5 - Goodwill
As of March 31, 2025 and 2024, the Company had a goodwill balance of $1,620 million and $1,625 million, respectively. The period-over-period changes in goodwill for the fiscal years ended March 31, 2025 and 2024 were due to foreign currency translation adjustments. The Company did not record any goodwill impairment for the fiscal years ended March 31, 2025, 2024, and 2023.

Arm Holdings plc
Notes to Consolidated Financial Statements
6 - Intangible Assets, Net
Information related to intangible assets is as follows:

	As of March 31,
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted Average Remaining Life
(in millions except for years)	2025	2024	2025	2024	2025	2024	2025	2024
Patents & licenses	$146	$179	$117	$144	$29	$35	5.0	5.6
Developed technology	139	157	139	156	—	1	—	0.1
Customer relationships	—	2	—	2	—	—	—	—
Computer software	356	329	234	214	122	115	2.1	2.8
Intangible assets subject to amortization	641	667	490	516	151	151
Intangible assets under development	—	1	—	—	—	1	—	—
Total intangible assets	$641	$668	$490	$516	$151	$152
Information regarding amortization expense for intangible assets is as follows:

	Fiscal Years Ended March 31,
(in millions)	2025	2024	2023
Cost of sales	$2	$6	$4
Research and development	64	57	53
Selling, general and administrative	21	23	36
Total amortization expense	$87	$86	$93
The Company capitalized $16.8 million, $0.0 million and $35.1 million, and amortized $21.2 million, $14.5 million, and $22.5 million in development costs associated with internal use software in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. There was no impairment of intangible assets for the fiscal years ended March 31, 2025, 2024 and 2023. The balance of capitalized costs related to internal use software, net of accumulated amortization was $28.0 million and $32.3 million, as of March 31, 2025 and 2024, respectively.
Estimated future amortization of intangible assets subject to amortization is as follows:

(in millions)	As of March 31, 2025
2026	$65
2027	58
2028	16
2029	5
2030 and thereafter	7
Total future amortization expense	$151

Arm Holdings plc
Notes to Consolidated Financial Statements
7 - Property and Equipment, Net
Information regarding property and equipment, net is as follows:

	As of
(in millions)	March 31, 2025	March 31, 2024
Leasehold improvements	$167	$159
Equipment	603	388
Fixtures and vehicles	47	43
Construction in progress	41	16
Total property and equipment, gross	858	606
Less: Accumulated depreciation	(464)	(391)
Total property and equipment, net	$394	$215
Depreciation expense for the fiscal years ended March 31, 2025, 2024, and 2023, was $95.9 million, $76.0 million, and $77.2 million, respectively. There was no impairment of property and equipment for the fiscal years ended March 31, 2025, 2024, and 2023.
As of March 31, 2025 and 2024, the Company had ARO liabilities of $12.8 million and $10.3 million related to leasehold improvements, recorded in other current and other non-current liabilities on the Consolidated Balance Sheets. During the fiscal year ended March 31, 2025, ARO liabilities increased by $2.5 million, which consisted of $2.4 million for liabilities incurred and revision of certain obligation estimates, $0.3 million related to foreign currency translation adjustments, $0.2 million related to accretion, and partially offset by $0.3 million related to settlement. There were immaterial changes in ARO liabilities in the fiscal years ended March 31, 2024 and 2023.
As of March 31, 2025 and 2024, the Company had $7.1 million and $5.2 million, respectively, of retirement assets recorded in property and equipment, net on the Consolidated Balance Sheets.
8 - Leases
The Company’s lease obligations primarily consist of operating leases for property, IT and automobiles with lease terms expiring between calendar years 2025 and 2044. The Company’s lease agreements do not contain residual value guarantees, material variable payment provisions or material restrictive covenants.
The Company did not have material finance or short-term leases and did not incur any material variable lease expenses for all periods presented. For the fiscal years ended March 31, 2025, 2024, and 2023, operating lease expense was $39.5 million, $33.7 million, and $34.3 million, respectively. No material gains or losses were recognized on lease terminations during the fiscal years ended March 31, 2025 and 2024. For the fiscal year ended March 31, 2023, the Company recognized a loss on early termination of certain operating leases of $4.4 million.
Supplemental disclosures of cash flow information related to operating leases are as follows:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Cash flows used for operating leases	$(37)	$(35)	$(47)
Operating lease right-of-use assets obtained in exchange for lease obligations	$146	$28	$16

Arm Holdings plc
Notes to Consolidated Financial Statements
The Company’s weighted average remaining lease term and discount rate for operating leases are as follows:

	As of March 31,
	2025	2024	2023
Weighted average discount rate	4.23%	2.85%	2.58%
Weighted average remaining lease term (in years)	13.76	14.24	15.21
Maturity of total operating lease liabilities as of March 31, 2025 is as follows (in millions):

Fiscal Year	Total
2026	$38
2027	37
2028	40
2029	37
2030	32
Thereafter	268
Total minimum lease payments	452
Less imputed interest	(106)
Total operating lease liabilities	346
Less: current portion of operating lease liabilities	30
Non-current portion of operating lease liabilities	$316
As of March 31, 2025, the Company had seven leases signed but not yet commenced, with an aggregate lease value of approximately $49 million and lease terms expiring through 2036.

Arm Holdings plc
Notes to Consolidated Financial Statements
9 - Equity Investments
A summary of the components of equity investments is as follows:

	As of
(in millions)	March 31, 2025	March 31, 2024
Equity method investments under fair value option	$300	$573
Equity investment in publicly listed company	98	—
Equity method investments under equity method	16	11
Non-marketable equity securities	151	157
Total equity investments	$565	$741
Income (loss) from equity investments, net is as follows:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Equity investment in publicly listed company	$43	$—	$—
Equity method investments (1)	(274)	(17)	(41)
Non-marketable equity securities (includes NAV)	(6)	(3)	(4)
Total income (loss) from equity investments, net	$(237)	$(20)	$(45)
(1)Includes equity method investments where the Company elected the fair value option, including those under the net asset value (“NAV”) practical expedient, along with investments accounted for under the equity method.
Equity Method Investments
Details of the Company’s equity method investments as of March 31, 2025 are as follows:
Investments under equity method of accounting:

Name	Ownership Interest %
Arm IOT Fund LP (Taiwan)	25.8%
Accelerator Advisory Limited(1)	16.1%
HOPU-ARM Holding Company Limited(2)	10.0%
DeepTech Labs Fund 1 LP	37.5%
Socratic Partners I LP	7.3%
Maverick Silicon Fund, L.P.	3.0%
(1)    The Company’s investment in Accelerator Advisory Limited entitles the Company representation on the board of directors by virtue of the right to appoint one of four members of the board of directors. Accordingly, the Company has the ability to exercise significant influence over the operating and financial policies of Accelerator Advisory Limited.
(2)    The Company’s investment in HOPU-ARM Holding Company Limited entitles the Company to a 10% equity interest in HOPU-ARM Holding Company Limited and representation on the board of directors by virtue of the right to appoint one of three members of the board of directors. Accordingly, the Company has the ability to exercise significant influence over the operating and financial policies of HOPU-ARM Holding Company Limited.

Arm Holdings plc
Notes to Consolidated Financial Statements
Investments in a limited liability company that maintains a specific ownership or limited partnerships which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) over the investee are accounted for using the equity method.
Investments where fair value option elected (including those under the NAV practical expedient):

Name	Ownership Interest %
Acetone Limited	10.0%
Ampere Computing Holdings LLC (“Ampere”)	6.5%
China Walden Ventures Investments II, L.P. —NAV	7.5%
China Walden Ventures Investments III, L.P. —NAV	8.1%
HOPU-ARM Innovation Fund, L.P. —NAV	5.1%
Catapult Ventures I, L.P. —NAV	18.1%
The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere. See discussion below, along with Note 12 - Fair Value, for further information.
For the fiscal years ended March 31, 2025, 2024, and 2023, income (loss) from equity method investments not accounted under the fair value option or the NAV practical expedient was immaterial.
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the funds based on the indicated market values of the underlying assets or investment portfolios. As of March 31, 2025 and 2024, the carrying value of equity method investments under the fair value option measured at NAV was $100.3 million and $106.2 million, respectively.
For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized losses from changes in fair value of $6.0 million, $2.8 million, and $1.7 million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net in the Consolidated Income Statements.
Acetone Limited
As of March 31, 2025 and 2024, the carrying value of the Company’s equity method investment in Acetone Limited was $56.5 million and $76.5 million, respectively. For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized fair value losses with respect to its investment in Acetone Limited of $20.0 million, $15.9 million and $16.0 million, respectively, in income (loss) from equity investments, net in the Consolidated Income Statements.
Ampere
On March 19, 2025, SoftBank Group announced that it entered into an agreement to acquire all of the outstanding equity interests of Ampere. SoftBank Group expects the transaction to close in the second half of 2025, subject to customary closing conditions and regulatory approvals. In connection with SoftBank Group’s acquisition of Ampere, the Company, as a minority shareholder of Ampere, entered into an amendment to the Ampere LLC Agreement and provided a consent to the transaction. The Company expects to receive approximately $140 million in gross proceeds for its equity interest in Ampere, which resulted in a $246.4 million fair value loss, and full repayment of the outstanding balance of the convertible promissory note with Ampere.
As of March 31, 2025 and 2024, the carrying value of the Company’s equity method investment in Ampere was $143.4 million and $389.8 million, respectively. For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized fair value losses with respect to its investment in Ampere of $246.4 million, $0.0 million and $26.3 million, respectively, in income (loss) from equity investments, net in the Consolidated Income Statements.

Arm Holdings plc
Notes to Consolidated Financial Statements
As of March 31, 2025 and 2024, the outstanding balance of the convertible promissory note with Ampere was $33.8 million and $32.4 million, respectively, in other non-current assets on the Consolidated Balance Sheets. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of March 31, 2025.
Equity investment in publicly listed company
In June 2024, the Company purchased $35.3 million of Raspberry Pi Holdings plc’s (“Raspberry Pi”) ordinary shares in the initial public offering of Raspberry Pi, which is now a publicly listed company. As of March 31, 2025, the carrying value for this equity investment was $97.9 million, which included a pre-initial public offering investment carrying value of $20.0 million classified as non-marketable equity securities as of March 31, 2024. For the fiscal year ended March 31, 2025, the Company recognized fair value gains with respect to its investment in Raspberry Pi of $42.6 million in income (loss) from equity investments, net in the Consolidated Income Statements.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of March 31, 2025 and 2024, the carrying value of assets measured at NAV was $15.7 million and $17.8 million, respectively. For the fiscal years ended March 31, 2025, 2024 and 2023, the Company recognized gains and (losses) of $(2.2) million, $0.5 million, and $(10.5) million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.
Historically, the Company had an unrecognized trade receivable with a customer given the collectability of substantially all of the consideration was not probable. In the fiscal year ended March 31, 2024, the Company invested in non-marketable preferred stock from the customer in exchange for the conversion of the trade receivables for $4.6 million. Currently, the Company does not recognize any revenue and receivables due to not meeting the collectability criterion under ASC 606, Revenue from Contracts with Customers. The Company does not have significant influence or control over the customer and elected to apply the measurement alternative for this investment.
In June 2023, the Company entered into a subscription letter with a subsidiary of SoftBank Vision Fund L.P. (“SoftBank Vision Fund”) and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, the Company and this subsidiary of SoftBank Vision Fund each invested $10.0 million paid in cash in exchange for preference shares of Kigen. During the fiscal year ended March 31, 2025, the Company invested another $5.0 million in cash in exchange for preference shares of Kigen. As of March 31, 2025, the carrying value of the Company’s preference shares of Kigen was $15.0 million. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.

Arm Holdings plc
Notes to Consolidated Financial Statements
The components of gains and (losses), which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient, are as follows:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Observable price adjustments on non-marketable equity securities (includes NAV)	$(2)	$—	$4
Impairment of non-marketable equity securities	(4)	(3)	(8)
Total income (loss) from equity investments in non-marketable securities, net	$(6)	$(3)	$(4)
All equity method investments held by the Company are considered long-term to enable ecosystem growth and are non-current assets. For the fiscal years ended March 31, 2025, 2024 and 2023, the Company recognized $7.5 million, $5.2 million, and $1.0 million, respectively, in dividends from equity investments measured using the NAV practical expedient. The total amount of financial commitments to existing investees of the Company not provided for in the consolidated financial statements was $28.1 million and $19.9 million as of March 31, 2025 and 2024, respectively.
10 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost is as follows:

	As of
(in millions)	March 31, 2025	March 31, 2024
Loans and other receivables carried at amortized cost
Loans receivable	$27	$26
Other receivables	11	12
Allowance for current expected credit losses	(20)	(19)
Loans and other receivables carried at amortized cost, net	$18	$19
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
As of March 31, 2025 and 2024, the Company had a loan receivable of $16.6 million and $16.2 million, respectively, from Arduino SA (“Arduino”), a related party, that was fully impaired for the periods presented.
As of March 31, 2025 and 2024, the Company had a four-year loan of $3.2 million and $3.1 million, respectively, issued to Cerfe Labs, Inc, a related party, that was fully impaired for the periods presented.
The remaining balance of loans receivables as of March 31, 2025 and 2024 comprised two five-year loans totaling $7.1 million and $6.9 million, respectively, issued to Allia Limited.
Other receivables
As of March 31, 2025 and 2024, balances included in other receivables pertain to lease deposits and other receivables.

Arm Holdings plc
Notes to Consolidated Financial Statements
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere, which is included in other non-current assets on the Consolidated Balance Sheets. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net in the Consolidated Income Statements. For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized gains on this convertible loan receivable of $1.8 million, $1.0 million, and $2.0 million, respectively.
11 - Derivatives
As of March 31, 2025, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £335.0 million and the fair value was $4.7 million. As of March 31, 2025, the notional value of outstanding foreign currency contracts held without a hedge designation was €5.0 million and the fair value was $0.0 million.
As of March 31, 2024, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £728.0 million and the fair value was $0.1 million. As of March 31, 2024, the Company did not have any foreign currency contracts held without a hedge designation.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

	As of
(in millions)	March 31, 2025	March 31, 2024
Designated as cash flow hedges
Foreign currency forward contracts	$428	$919
Non-designated hedges
Foreign currency forward contracts	$5	$—
The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
	As of March 31,		As of March 31,
(in millions)	2025	2024	2025	2024
Designated as cash flow hedges
Foreign currency forward contracts	$7	$4	$2	$4

Arm Holdings plc
Notes to Consolidated Financial Statements
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Consolidated Statements of Comprehensive Income:
Change in gains (losses) recognized in accumulated other comprehensive income on cash flow hedge derivatives	$9	$8	$5
(Gains) losses reclassified from accumulated other comprehensive income into income	(4)	(18)	5
Income tax benefit (expense) on cash flow hedges	(2)	2	(2)
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$3	$(8)	$8
Consolidated Income Statements, before tax:
Research and development	$2	$10	$(3)
Selling, general and administrative expenses	$2	$8	$(2)
(1)    All amounts reported in accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 18 months.
For the fiscal years ended March 31, 2025, 2024, and 2023, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Consolidated Income Statements for these designated cash flow hedges and all components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.
Non-designated Hedging Instrument Gains (Losses)
The following table presents net gains (losses) on derivatives not designated as hedging instruments recorded in other non-operating income (loss), net in the Consolidated Income Statements:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Foreign currency forward contracts	$—	$(1)	$(30)
The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 12 - Fair Value, for further details.
12 - Fair Value
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

Arm Holdings plc
Notes to Consolidated Financial Statements
The following table presents the Company’s fair value hierarchy for assets and liabilities measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected, on a recurring basis:

	As of March 31, 2025				As of March 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$1,914	$—	$—	$1,914	$1,744	$—	$—	$1,744
Short-term investments (1)	740	—	—	740	1,000	—	—	1,000
Equity investments (2)	98	—	200	298	—	—	466	466
Convertible loans receivable	—	—	34	34	—	—	32	32
Foreign currency forward contracts	—	7	—	7	—	4	—	4
Total financial assets	$2,752	$7	$234	$2,993	$2,744	$4	$498	$3,246

Financial liabilities
Foreign currency forward contracts	$—	$2	$—	$2	$—	$4	$—	$4
Total financial liabilities	$—	$2	$—	$2	$—	$4	$—	$4
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with ASC Subtopic 820-10, Fair Value Measurements, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.
In June 2024, Raspberry Pi, a company in which the Company has an equity investment, listed its shares publicly and became actively traded in the market. Given the investment now has a published price quotation in an active market, the investment no longer qualifies for the measurement alternative and the equity investment is now measured at fair value (Level 1) prospectively in accordance with ASC 820, Fair Value Measurements, as of the date of the remeasurement event, the initial public offering of Raspberry Pi.
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities:
Equity Method Investments

	As of
(in millions)	March 31, 2025	March 31, 2024
Fair value of financial assets at the beginning of the period	$466	$482
Fair value losses recognized in the Consolidated Income Statements	(266)	(16)
Fair value at the end of the period	$200	$466
Convertible Loans Receivable

	As of
(in millions)	March 31, 2025	March 31, 2024
Fair value of financial assets at the beginning of the period	$32	$31
Fair value gains recognized in the Consolidated Income Statements	2	1
Fair value at the end of the period	$34	$32
See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.

Arm Holdings plc
Notes to Consolidated Financial Statements
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
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of March 31, 2025
(in millions)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$200	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.1x - 1.3x
		Ampere – PWER	Probability of exit event	100%
			Time to future exit scenario	0.8 years

As of March 31, 2024
(in millions)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$466	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.3x - 1.5x
		Ampere – PWER	Probability of exit event	100%
			Time to future exit scenario	1.5 years
			Discount rate	17.6%
Convertible Loans Receivable—Ampere
In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Consolidated Balance Sheets. As of March 31, 2025 and 2024, the Company’s maximum

Arm Holdings plc
Notes to Consolidated Financial Statements
exposure to loss is the amounts invested in, and advanced to, Ampere. As of March 31, 2025 and 2024, the Company has not converted any of its convertible promissory note into equity.
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
If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of March 31, 2025 and 2024, the Company has not recognized any credit losses related to this convertible loan.
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis as of March 31, 2025 and 2024.
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.
13 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the EBT, constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The EBT may acquire newly issued ordinary shares or ADSs at a nominal value or the trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company in the open market, which purchases may be funded by one or more loans from the Company to the EBT or non-repayable gifts made by the Company to the EBT. As of March 31, 2025 and 2024, the EBT held a nominal number of ADSs and 1 million ADSs, respectively, which were purchased from the Company at par value. The market value of ADSs held by the EBT as of March 31, 2025 and 2024 was $0.2 million and $75.4 million, respectively. The ADSs held by the EBT as of March 31, 2024 were, and the ADSs held by the EBT as of March 31, 2025 are expected to be, transferred out of the EBT in order to settle vesting of share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.
14 - Restructuring and Other
Restructuring
In March 2022, the Company announced a restructuring plan to align its workforce with strategic business activities and to improve efficiencies in its operations. For the fiscal year ended March 31, 2023, the Company recognized restructuring expenses of $1.5 million in restructuring and related costs in the Consolidated Income Statements in connection with these activities. Restructuring activities were completed and the restructuring liability was settled in the fiscal year ended March 31, 2023.

Arm Holdings plc
Notes to Consolidated Financial Statements
15 - Share-based Compensation
The Company had the following share-based payment arrangements during the periods presented:
Restricted Share Units—2019 AEP
In December 2019, an RSU plan was established for all employees of the Company. Vesting of these RSUs under the 2019 AEP requires the continuous service of the employees through the vesting date, is subject to the achievement of a market condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. The Company also maintains a subplan for employees of its subsidiary, Arm Israel, in which RSUs will be settled in cash at the vesting. Employees may elect not to participate in the 2019 AEP. For all periods presented prior to the IPO, a change in control or an initial public offering is generally not considered probable until it has occurred. These awards were expected to be cash settled and therefore were liability-classified. Post-IPO, the 2019 AEP vested on the occurrence of an “exit event” to the extent that the relevant vesting hurdle was met or exceeded. As of October 25, 2023, the Company had determined that the market condition for the 2019 AEP had been met and, therefore, all awards under the 2019 AEP vested at 100% in March 2024. The equity-classified awards were settled in ordinary shares of the Company at the vesting date and neither carry rights to dividends nor voting rights. The liability-classified awards for Arm Israel were settled in cash. The awards were forfeited if an employee left the Company before the RSUs vested. For all periods presented, the aggregate nominal amount of shares over which the Remuneration Committee of the Company’s Board of Directors (the “Remuneration Committee”) was able to grant awards under the 2019 AEP was limited so that awards did not exceed, at any time, an amount equal to 2.2 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. The Company did not grant further awards under the 2019 AEP after the IPO. As of March 31, 2025 and 2024, all RSUs under the 2019 AEP were vested and settled. As of March 31, 2023, 11,601,185 RSUs were outstanding.
For the fiscal year ended March 31, 2024, the Company had $18.2 million payments arising from normal course vesting events for liability-classified share-based awards, representing the fair value of the vested RSUs. For the fiscal year ended March 31, 2023, liability-classified share-based awards paid were $15.9 million related to the RSUs that had vesting conditions accelerated pursuant to restructuring activities, of which $11.8 million of share-based compensation cost was recognized in the fiscal year ended March 31, 2023. The Company did not have any payments arising from normal course vesting events for liability-classified share-based awards for the fiscal year ended March 31, 2023. The fair value of RSUs vested for the fiscal year ended March 31, 2023 was $16.2 million.
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
During the period starting from May 2022 through June 2022, the Remuneration Committee modified the terms of the 2019 AEP to accelerate the vesting for approximately 435 employees affected by restructuring activities initiated in the fiscal year ended March 31, 2022. The affected participants of the plan were provided the option to i) settle all unvested RSUs for a cash payment equivalent to the product of (a) a fixed amount as determined by the Remuneration Committee (b) 50% of the number of RSUs held by the participant, or ii) retain the RSUs until they become vested pursuant to the original vesting terms. The Company accounted for this acceleration as a modification of vesting in connection with a settlement which resulted in the recognition of incremental share-based compensation cost. For the fiscal year ended March 31, 2023, the Company recognized incremental share-based compensation cost of $11.8 million related to the cash receipt option and $2.2 million related to the RSUs retention option.

Arm Holdings plc
Notes to Consolidated Financial Statements
For the periods prior to the IPO, the weighted average fair value of the RSUs was measured using the Monte Carlo simulation model. The Monte Carlo methodology incorporates into the valuation all possible outcomes that could result in the vesting of the awards. Where relevant, the expected term used in the model has been adjusted based on the Company’s best estimate for the effects of non-transferability and exercise restrictions (including the probability of meeting market conditions attached to the RSUs).
The following table presents the assumptions used for the RSUs under the 2019 AEP for the relevant periods:

	Fiscal Year Ended March 31,
	2024	2023
Weighted average share price	$56.10	$41.51
Expected volatility until liquidity event	40%	40%
Time to liquidity event	0.5	0.5
Dividend yield	0.00%	0.00%
Risk free interest rate	5.52%	4.94%
Restricted Share Units—2019 EIP
In April 2020, a RSU plan was put in place for certain of our executive officers. The vesting of these RSUs under the 2019 EIP requires the continuous service of the employees through the vesting date, was originally subjected to the achievement of a market-condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. At inception of the plan, the market condition target was tied to the valuation of the Company upon vesting. In September 2022, the Company modified the 2019 EIP to remove the market conditions. Employees may elect not to participate in the 2019 EIP. For all periods presented prior to the IPO, a change in control or an initial public offering is generally not considered probable until it has occurred. These awards were expected to be cash settled and therefore were liability-classified. In connection with the IPO, the 2019 EIP awards vested and were settled in ordinary shares of the Company and neither carry rights to dividends nor voting rights. The awards were forfeited if an employee left the Company before the RSUs vested. For all periods presented, the aggregate nominal amount of shares over which the Remuneration Committee was able to grant awards under the 2019 EIP was limited so that awards did not exceed, at any time, an amount equal to 0.3 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. The Company did not grant further awards under the 2019 EIP after the IPO. As of March 31, 2025 and March 31, 2024, all RSUs under the 2019 EIP were vested and settled. As of March 31, 2023, 192,999 RSUs were outstanding.
As of March 31, 2023, $3.6 million was recognized as a liability for the liability-classified RSUs under the 2019 EIP in the non-current portion of accrued compensation and share-based compensation on the Consolidated Balance Sheets related to awards that were liability-classified pre-IPO. The Company did not have any payments for liability-classified share-based awards under the 2019 EIP Plan for the fiscal years ended March 31, 2025, 2024 and 2023.
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
In December 2022, the Remuneration Committee approved the cancellation of 355,463 outstanding RSUs issued to an executive participant under the 2019 EIP in exchange for a fixed monetary $20.0 million special RSU award (“Special RSU Award”) issued under the 2022 RSU Plan. The incremental compensation cost of both the 2019 EIP and the Special RSU Award combined was measured by comparing the fair value of the award immediately before and after the modification. The Company accounted for this acceleration for the modification as a cumulative adjustment to the liability. As of the modification date, the net incremental compensation cost for the modified award was $4.1 million.

Arm Holdings plc
Notes to Consolidated Financial Statements
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
As of March 31, 2025 and 2024, there were no Phantom Shares outstanding.
The Phantom Shares are required to be settled in cash and therefore are recorded on the Consolidated Balance Sheets as a liability until settled. For the fiscal year ended March 31, 2023, liability-classified share-based awards paid totaled $1.5 million. For the fiscal year ended March 31, 2023, the total number of Phantom Shares vested were 27,503. The fair value of Phantom Shares measured as of March 31, 2023 was $38.84 per share. The fair value of the Phantom Shares vested was $1.1 million for the fiscal year ended March 31, 2023. As of March 31, 2023, $1.1 million was recognized as a liability for the Phantom Shares in accrued compensation and benefits and share-based compensation on the Consolidated Balance Sheets. For the fiscal year ended March 31, 2024, the Company paid $0.9 million for vested Phantom Shares. The variance between the amount paid and accrued as of March 31, 2023 was driven by foreign exchange differences as participants were paid in foreign denominated currencies. As of March 31, 2025, the Company did not have any unpaid amounts in relation to vested Phantom Share awards.
Restricted Share Units—2022 RSU Plan
In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”) and to grant two types of executive awards to certain of the Company’s executive officers (such awards, the “Annual Awards” and “Launch Awards” and collectively, the “Executive Awards”). The All Employee Awards and

Arm Holdings plc
Notes to Consolidated Financial Statements
Executive Awards were historically disclosed separately due to pre-IPO presentation differences related to classification, but are now disclosed together as post-IPO all are equity-classified, as discussed in more detail below. The All Employee Awards vest in tranches, require continuous service through the vesting date, and are subject to graded vesting over time. At the time of issuance, the Company intended to settle the All Employee Awards in ordinary shares at the vesting date, and such RSU awards were accounted for as equity-classified awards. Launch Awards vest in tranches and require continuous service through the vesting dates and are subject to graded vesting over a period of three years. Annual Awards include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the Annual Awards vest over a three-year period. The Annual Awards that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original fixed monetary amount of the award depending on the achievement of annual performance metrics. The 2022 RSU Plan allows for either cash or share settlement of the RSU awards by tranche at the discretion of the Remuneration Committee. For all periods presented, the aggregate nominal amount of shares over which the Remuneration Committee was able to grant awards under the 2022 RSU Plan was limited so that awards did not exceed, at any time, an amount equal to 4.0 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. The Company did not grant further awards under the 2022 RSU Plan after the IPO.
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

	As of March 31, 2023
Type of Executive Award (in millions)	Potential Fixed Monetary Amount	Accrued Liability (1)
Launch Awards	$80	$23
Annual Awards	15	9
Total	$95	$32
(1)    Includes the amount recorded for performance-based awards that were probable of achievement.
In November 2022, the Company determined that it would settle the first tranche of the All Employee Awards outstanding that vested in March and May 2023 by paying cash instead of issuing shares. Other than the change in intent regarding form of settlement, no other terms or conditions regarding the RSUs were changed. The Company accounted for this change as a modification in accordance with ASC 718 and reclassified the affected portion of the award from equity to liability and remeasured the award at fair value at each reporting period through the date of settlement with consideration that total compensation cost cannot be less than the grant-date fair-value-based measure of the original award. As a result of the modification, the Company recognized $2.1 million of incremental share-based compensation cost at the time of the modification and recorded $31.7 million as a reclassification from equity to liability upon modification. 5,539 of employees were affected by this modification.
The 2022 RSU Plan provides vesting schedules applicable prior to and after an initial public offering. Upon the IPO, the All Employee Awards under the 2022 RSU Plan were accounted for using the vesting schedules applicable after an initial public offering which resulted in an acceleration of compensation cost. The Company accounted for the changes as a modification in accordance with ASC 718 and recorded $17.7 million of accelerated share-based compensation cost at the modification date which affected 5,041 employees.
In connection with the IPO, all Executive Awards previously issued under the 2022 RSU Plan were modified to be settled in ordinary shares of the Company. Given the awards were no longer expected to be settled in cash but rather expected to be settled in ordinary shares based on the IPO price of $51.00 per ADS, the modification resulted in a change to the

Arm Holdings plc
Notes to Consolidated Financial Statements
classification of the Executive Awards from liability-classified to equity-classified. The Company accounted for this change as a modification in accordance with ASC 718. As a result of the modification, the Company reclassified $9.1 million and $20.2 million in current portion of accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation, respectively, to additional paid-in capital on the Consolidated Balance Sheets. The modification resulted in an issuance of 1,875,202 RSUs equal to the fixed monetary amount of all Executive Awards outstanding under the 2022 RSU Plan. Upon the occurrence of the IPO, the Company recognized accelerated share-based compensation cost of $9.8 million, for which the service-based vesting condition was satisfied or partially satisfied, at the modification date which affected 14 employees. As of March 31, 2025 and 2024, all the 2022 RSU Plan awards were expected to be settled in ordinary shares at the vesting date.
The table below identifies the award activity under the 2022 RSU Plan:

(in millions, except per award amount)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2024	23	$42.30
Granted	1	$91.43
Vested	(16)	$41.71
Cancelled and forfeited	(1)	$41.65
Outstanding and expected to vest as of March 31, 2025	7	$47.34
(1)    Awards and weighted average grant date per share exclude shares related to certain executive awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
As of March 31, 2025, there was $264.7 million total unrecognized compensation expense related to all awards issued under the 2022 RSU Plan expected to be recognized over a weighted-average period of 0.6 years and there were no liability-classified RSUs under the 2022 RSU Plan.
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
The following table presents the assumptions used for the RSUs under the 2022 RSU Plan for the relevant periods:

	Fiscal Year Ended March 31,
	2024	2023
Average share price	$44.52 - $48.18	$35.16 - $39.67
Transaction costs	2.50%	2.50%
Present value per RSU	$43.40 - $46.98	$33.13 - $39.67
Time to liquidity event (in years)	0.5 - 1.0	0.5 - 0.9
Discount for lack of marketability	0.00% - 7.50%	0.00% - 7.50%
The Arm Non-Executive Directors RSU Award Plan (“NED Plan”)
In September 2022, the Company established the NED Plan for non-executive directors. The RSU awards issued under the NED Plan (the “NED Awards”) are subject to time-based vesting and continued service of the non-executive directors. The NED Plan allows for either cash or share settlement of the awards at the discretion of the Remuneration Committee. As of March 31, 2025, all RSUs under the NED Plan were vested and settled. As of March 31, 2024, the Company accounted for the NED Awards as equity-classified awards.

Arm Holdings plc
Notes to Consolidated Financial Statements
The number of RSUs granted and outstanding for the fiscal years ended March 31, 2024 and 2023 was 31,806 and 13,340, respectively.
Omnibus Incentive Plan
In August 2023, the Company’s Board of Directors adopted the Arm Holdings plc 2023 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which became effective in September 2023. The Omnibus Incentive Plan allows for the grant of incentive awards to employees, executive directors, and non-employees, including non-employee directors and consultants of the Company and its subsidiaries. Participants may elect not to participate in the plan. The types of incentive awards granted under the Omnibus Incentive Plan is determined by the Company’s Board of Directors and the Remuneration Committee, and the Omnibus Incentive Plan allows for the grant of stock options, share appreciation rights (“SARs”), restricted shares, RSUs, performance stock units (“PSUs”), other awards of cash, shares or other property (which may include a specified cash amount that is payable in cash or shares, or awards tied to the appreciation in the value of shares), dividends and dividend equivalents. Vesting conditions applicable to awards may be based on continued service, achievement of company, business unit or other performance objectives, or such other criteria as the Remuneration Committee may establish. The maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan as approved at the time of adoption of the Omnibus Incentive Plan was equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our Board of Directors or our Remuneration Committee. No more than 20,500,000 ordinary shares may be issued under the Omnibus Incentive Plan upon the exercise of incentive stock options.
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
During the fiscal year ended March 31, 2025, the Company granted PSUs for the first time, with relative total shareholder return (“Relative TSR”) as the performance measure under the Omnibus Incentive Plan. PSUs granted with Relative TSR as the performance measure are measured over a three-year performance period relative to the S&P 500 IT Sector Index and have the potential to vest between 0% and 200% of the original award amount depending on the Relative TSR achievement. To determine the grant date fair value of the market conditions component of the awards with Relative TSR-

Arm Holdings plc
Notes to Consolidated Financial Statements
based performance measures, a Monte Carlo simulation model is used. The Company recognizes compensation expense for the Relative TSR awards over the requisite service period based on the grant date fair value.
The table below identifies all award activity under the Omnibus Incentive Plan:

(in millions, except per award amount)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2024	2	$68.13
Granted	11	$121.63
Vested	(1)	$70.97
Cancelled and forfeited	(1)	$112.13
Outstanding and expected to vest as of March 31, 2025	11	$118.24
(1)    Awards and weighted average grant date per share exclude shares related to PSUs that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
Other than PSUs with Relative TSR-based performance measures, the Company uses the closing ADS price of the Company on the date of grant as the fair value of awards. As of March 31, 2025, there was $989.8 million of total unrecognized compensation cost expected to be recognized over a weighted-average period of 1.2 years.
Employee Stock Purchase Plan
In August 2024 and September 2024, the Company’s Board of Directors adopted and the Company’s shareholders approved, respectively, the ESPP. The maximum number of shares that may be granted under the ESPP is equal to the number of shares available for issuance under the Omnibus Incentive Plan, and each share granted under the ESPP reduces the number of shares available for issuance under the Omnibus Incentive Plan and its sub-plans by one share.
The ESPP provides for one or more offering periods, and each offering will be for any period of between six and 24 calendar months as determined by the Remuneration Committee. Subject to any limitations contained therein, the ESPP allows eligible employees to purchase the Company’s ordinary shares or ADSs through payroll deductions of up to 10% of eligible compensation, subject to a cap of $25,000 per year (as calculated based on applicable tax rules). Eligible employees may be granted ESPP options to acquire ordinary shares or ADSs at a fixed price, which may be set at a discount of up to 15% of the lesser of (1) the fair market value of the ordinary shares or ADSs on the day before the offering period start date or (2) the fair market value of the ordinary shares or ADSs on the day before the purchase date at the end of the offering period. Employees may withdraw from the ESPP during specified periods and receive a full refund of accumulated payroll contributions. Employees who cease working at the Company during an offering period are treated as withdrawing from the ESPP.
The first purchase period under the ESPP commenced during the fiscal year ended March 31, 2025. The assessed fair value at grant date of shares that may be granted, for the six month offering period commencing March 1, 2025, was $42.64 per share.
The Company used the Black-Scholes valuation model for the fiscal year ended March 31, 2025 to estimate the grant date fair value of shares granted to employees under the ESPP. The following table presents the assumptions used to estimate fair value:

Expected holding period (in years)	0.5
Risk-free interest rate	4.25%
Expected stock price volatility	60.00%
Dividend yield	—%

Arm Holdings plc
Notes to Consolidated Financial Statements
As of March 31, 2025, there was $10.6 million of total unrecognized compensation cost related to the ESPP expected to be recognized over the remaining term of the offering period beginning on April 1, 2025. As of March 31, 2025, no ordinary shares or ADSs have been purchased under the ESPP.
Share-based Compensation Cost
A summary of share-based compensation cost recognized in the Consolidated Income Statements is as follows:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Cost of sales	$26	$41	$12
Research and development	576	728	212
Selling, general and administrative	218	301	102
Pre-tax share-based compensation cost	$820	$1,070	$326
Less: income tax effect	144	210	48
Net share-based compensation cost	$676	$860	$278
No share-based compensation cost was capitalized for the fiscal years ended March 31, 2025, 2024 and 2023.
16 - Income Taxes
The components of income before provision for income taxes are as follows:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
United Kingdom	$526	$139	$427
Foreign	194	73	244
Income from continuing operations before income taxes	$720	$212	$671
The benefit (expense) for income taxes consists of the following:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Current:
United Kingdom	$(1)	$2	$(87)
Foreign	(145)	(178)	(94)
Total current tax benefit (expense)	$(146)	$(176)	$(181)
Deferred:
United Kingdom	$97	$114	$25
Foreign	121	156	9
Total deferred tax benefit (expense)	$218	$270	$34
Total income tax benefit (expense)	$72	$94	$(147)

Arm Holdings plc
Notes to Consolidated Financial Statements
A reconciliation of the tax benefit (expense) at the United Kingdom statutory income tax rate to the actual tax benefit (expense) is as follows:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Income tax benefit (expense) at statutory rate	$(180)	$(53)	$(127)
Foreign tax rate differential	(10)	(14)	(2)
Research and development tax credits	85	94	37
Change in valuation allowance	—	(4)	(5)
Non-deductible/non-taxable items	(10)	(3)	(3)
Patent box benefit	38	(4)	25
Contingency reserve	19	—	—
Impact of U.K. rate change	(22)	(3)	(2)
Withholding tax	(97)	(122)	(72)
Gains exempt from U.K. tax	(2)	(3)	2
Windfall tax benefit associated with share-based compensation	251	206	—
Income tax benefit (expense)	$72	$94	$(147)
For the fiscal years ended March 31, 2025, 2024, and 2023, income tax benefit (expense) was $72.0 million, $93.8 million, and $(146.8) million, respectively. For the fiscal years ended March 31, 2025, 2024, and 2023, the income tax benefit (expense) as a percentage of income before taxes was 10%, 44%, and (22)%, respectively.
The effective rate decreased compared to the same period last year primarily due to the tax benefit of windfall gains and research tax credits, which arose due to an increase in share price, on profits of $720.0 million during the fiscal year ended March 31, 2025 compared to profits of $212.0 million in the fiscal year ended March 31, 2024.
For the fiscal years ended March 31, 2025, 2024 and 2023, the effective rate differed from the U.K. statutory rate of 25%, 25%, and 19%, respectively, primarily due to withholding taxes, research and development tax credits and for the fiscal years ended March 31, 2025 and 2024, share-based compensation windfall tax benefits.

Arm Holdings plc
Notes to Consolidated Financial Statements
The significant components of deferred tax assets and liabilities are as follows:

	As of
(in millions)	March 31, 2025	March 31, 2024
Lease liability	$25	$19
Fixed assets	21	27
Tax losses and research and development tax credits	549	408
Equity investments	11	9
Share-based compensation	41	28
Reserves and other liabilities	27	23
Total gross deferred tax assets	674	514
Less: Valuation allowance	(26)	(25)
Total deferred tax assets, net of valuation allowance	648	489
Right of use assets	(23)	(18)
Acquired intangibles	(6)	(5)
Outside basis differences	(52)	(106)
Hedging reserve	(1)	—
Contract liabilities	(206)	(213)
Total deferred tax liabilities	(288)	(342)
Net deferred tax assets (liabilities)	$360	$147
As of March 31, 2025, the Company had a United Kingdom corporate tax loss carryforward of $388.9 million ($97.2 million tax effected) and U.K. R&D Expenditure Credits of $101.3 million. These have no expiration date. The Company has U.S. federal net operating loss carryforwards of approximately $527.3 million ($110.7 million tax effected), of which $518.6 million has no expiration date and $8.7 million ($1.8 million tax effected) will expire between the fiscal years ending March 31, 2033 and 2038 if not utilized. The Company also has a tax asset in respect of state net operating losses of $281.8 million ($16.9 million net of federal benefit) which will expire by the fiscal year ending March 31, 2048 if not utilized. The Company has U.S. federal tax credit carryforwards of $171.8 million which will expire between the fiscal years ending March 31, 2033 and 2045. In addition, the Company has state research tax credits of $83.1 million ($65.7 million net of federal benefit), of which $31.8 million has no expiration date and $51.3 million will expire between the fiscal years ending March 31, 2033 and 2045.
As of March 31, 2025, the Company has provided a valuation allowance against certain U.S. state research tax credits, and certain U.K. tax losses. This is based on an analysis of historical taxable income, the projected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.
Utilization of the U.S. federal net operating loss and research tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986, as amended, and similar state provisions. Such annual limitations could result in the expiration of the net operating loss and research tax credit carryforwards before their utilization. The events that may cause ownership changes include, but are not limited to, a cumulative stock ownership change of greater than 50% over a three-year period.

Arm Holdings plc
Notes to Consolidated Financial Statements
The following table reflects changes in gross unrecognized tax benefits:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
Gross unrecognized tax benefits—April 1	$83	$62	$54
Gross increases—tax positions in prior period	—	5	6
Gross decreases—tax positions in prior period	(11)	(1)	—
Gross increases—tax positions in current period	31	19	7
Settlements	(2)	—	(1)
Lapse of statute of limitations	—	(1)	(1)
Foreign exchange	—	(1)	(3)
Gross unrecognized tax benefits— March 31	$101	$83	$62
Included in the balance of unrecognized tax benefits as of March 31, 2025, 2024 and 2023, are $76.0 million, $71.9 million, and $56.3 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.
The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company recognized (benefit) expense of $(13.8) million, $1.8 million, and $0.8 million for interest and penalties associated with income tax liabilities as of March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, 2024 and 2023, the Company had total accrued interest and penalties of $1.6 million, $15.5 million, and $14.2 million, respectively, which is included in other non-current liabilities on the Consolidated Balance Sheets.
While the Company believes it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the position. Accordingly, provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of March 31, 2025, the Company has not identified any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.
The Company is subject to taxation in the United Kingdom and various states and foreign jurisdictions. As of March 31, 2025, the Company is no longer subject to examination by the United Kingdom tax authorities for the fiscal years ended March 31, 2018 or earlier. U.S. Federal returns for the calendar year ended December 31, 2003 and later periods are subject to audit with the exception of the calendar years ended December 31, 2010 to December 31, 2012, December 31, 2015 and December 31, 2016.

Arm Holdings plc
Notes to Consolidated Financial Statements
17 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations:

	Fiscal Year Ended March 31,
(in millions, except per share amounts)	2025	2024	2023
Numerator:
Income (loss) attributable to ordinary shareholders — basic and diluted
Net income (loss)	$792	$306	$524
Denominator:
Weighted average ordinary shares used to calculate income (loss) per share — basic (1)	1,050	1,027	1,025
Equity-classified share-based awards	13	17	3
Weighted average ordinary shares used to calculate income (loss) per share — diluted	1,063	1,044	1,028
Income (loss) per share attributable to ordinary shareholders — basic
Net income (loss) per ordinary share - basic	$0.75	$0.30	$0.51
Income (loss) per share attributable to ordinary shareholders — diluted
Net income (loss) per ordinary share - diluted	$0.75	$0.29	$0.51
Securities excluded from diluted net income (loss) per ordinary share because their effect would have been anti-dilutive:
Restricted share units (2)	—	—	17
Performance share units (3)	—	—	—
Total	—	—	17
(1)    For the fiscal year ended March 31, 2024, includes weighted average ordinary shares for vested securities without restrictions that were not issued and outstanding as of the end of the reporting period.
(2)    For the fiscal year ended March 31, 2024, RSUs exclude certain awards which require cash settlement and do not allow for share settlement.
(3)    Prior to the IPO, certain executive awards entitled participants to fixed monetary amounts where the quantity of securities was calculated based on the total fixed monetary amount divided by the closing average market price of ordinary shares. Upon the IPO, these awards entitled participants to a fixed number of ordinary shares calculated based on the total fixed monetary amount divided by the IPO price.

Arm Holdings plc
Notes to Consolidated Financial Statements
18 - Commitments and Contingencies
Litigation
From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. Because the results of any litigation or other legal proceedings are uncertain, our financial position, results of operations or cash flows could be materially affected by an unfavorable resolution of one or more of these proceedings, claims, or demands. However, management does not currently believe the ultimate resolution of any pending legal matters is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss. In the fiscal year ended March 31, 2023, the Company recorded a loss contingency related to an offer made by the Company to pay $40.0 million in respect of ongoing contractual disputes between the Company and a non-top five customer. That particular customer’s claims arose from a contract dating to a very early period in the Company’s history and that contract is both non-standard and significantly dissimilar from other customers’ contracts. On September 15, 2023, the Company reached an agreement, in which both parties resolved all contractual disputes and reached a mutual understanding of the contractual rights and obligations under the licensing arrangement. As a result, no amount of cash was paid by the Company to the customer with such agreement. The settlement agreement provided alignment of the rights and obligations which were previously agreed with the non-top five customer. In the fiscal year ended March 31, 2024, the liability for litigation was reversed resulting in a reduction of selling, general and administrative expenses by $40.0 million.
No other material amounts related to litigation settlements were recognized in the fiscal years ended March 31, 2025, 2024 and 2023.
Purchase Obligations
In the normal course of business, we contract with various third-party service providers for systems and services to perform certain day-to-day business activities. The Company enters into non-cancelable purchase commitments for cloud computing web services, data centers, software, license and services. As of March 31, 2025, the Company had outstanding non-cancelable purchase obligations of approximately $912 million with a remaining term of 12 months or longer for periods through 2035.
Arduino Guarantee
As of March 31, 2025 and 2024, the Company is guarantor for a $5.4 million and $5.4 million, respectively, credit facility available to Arduino and no claims have been made against the guaranty. The guaranty expires in February 2026.
19 - Retirement Benefits Plans
The Company contributes to defined contribution plans substantially covering all employees in Europe and the United States, and to government pension plans for employees in Japan, South Korea, Taiwan, Peoples Republic of China, Israel and India. The Company contributes to these plans based upon various fixed percentages of employee compensation, and such contributions are expensed as incurred.
For the fiscal years ended March 31, 2025, 2024, and 2023, $125.7 million, $96.7 million, and $78.4 million, respectively, was recorded in the Consolidated Income Statements related to contributions payable to these plans by the Company at rates specified in the rules of the plans. As of March 31, 2025 and 2024, $15.1 million and $11.8 million, respectively, of contributions due had not been paid over to the plans and was recorded in accrued compensation and benefits and share-based compensation on the Consolidated Balance Sheets.

Arm Holdings plc
Notes to Consolidated Financial Statements
20 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm China in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.2% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized revenue of $670.4 million, $670.8 million, and $649.0 million, respectively, under the terms of the IPLA, and recognized expenses of $59.4 million, $74.1 million, and $64.1 million, respectively, under a service share arrangement with Arm China. In the fiscal year ended March 31, 2024, the Company recognized $5.5 million of contract termination costs in disposal, restructuring and other operating expenses, net in the Consolidated Income Statements due to a terminated agreement with Arm China for certain software engineering-related services, which was brought in-house. For the fiscal year ended March 31, 2025, the Company did not recognize any contract termination costs in disposal, restructuring, and other operating expenses, net in the Consolidated Income Statements related to Arm China. The Company leases certain assets to Arm China. For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized rental income of $1.2 million, $1.7 million, and $2.0 million, respectively, from this lease arrangement.
As of March 31, 2025, the Company had a net receivable of $284.6 million ($294.5 million receivable less $9.9 million payable) from Arm China. As of March 31, 2025, the Company had contract liabilities of $104.2 million relating to Arm China. As of March 31, 2024, the Company had a net receivable of $175.8 million ($181.1 million receivable less $5.3 million payable) from Arm China. As of March 31, 2024, the Company had contract liabilities of $105.7 million relating to Arm China.
For the fiscal year ended March 31, 2025, the Company recognized $16.0 million for expected credit losses against earnings relating to Arm China. For the fiscal year ended March 31, 2024, the Company did not recognize any expected credit losses against earnings relating to Arm China. As of March 31, 2025, the Company’s allowance for current expected credit losses related to Arm China was $16.0 million, which is reflected in accounts receivable, net on the Consolidated Balance Sheets. As of March 31, 2024, the Company did not have an allowance for current expected credit losses related to Arm China.
See Note 9 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control by SoftBank Group
During the fiscal year ended March 31, 2025, the Company entered into related party transactions with an affiliate of SoftBank Group relating to a licensing and service arrangement in connection with the consulting agreement with SoftBank Group. For the fiscal year ended March 31, 2025, revenue from the licensing and servicing arrangement was $145.5 million. As of March 31, 2025, the Company had contract assets of $145.5 million and did not have any accounts receivable or contract liabilities from the affiliate of SoftBank Group. As of March 31, 2024, the Company did not have any accounts receivable, contract assets or contract liabilities related to the licensing and servicing arrangement.
The Company had revenue transactions, along with accounts receivable and contract liabilities balances, with other entities by virtue of common control by SoftBank Group. For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized revenue of $0.0 million, $4.4 million, and $1.3 million, respectively, from other entities controlled by SoftBank Group. As of March 31, 2025, the Company had no accounts receivable, contract assets, or contract liabilities related to other entities controlled by SoftBank Group. As of March 31, 2024, the Company had accounts receivable of $0.8 million, contract assets of $3.1 million, and contract liabilities of $1.6 million related to other entities controlled by SoftBank Group. In the fiscal year ended March 31, 2024, the Company distributed its receivable related to the Company’s sale of IoTP to SoftBank Group, the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. The Company also had an immaterial lease with a related party by virtue of common control by SoftBank Group, which ended December 31, 2023.

Arm Holdings plc
Notes to Consolidated Financial Statements
Other Equity Investments
The Company has revenue transactions, along with receivable, contract asset and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, for which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) (such investees, “Significant Influence Investees”). For the fiscal years ended March 31, 2025, 2024, and 2023, the Company recognized revenue of $3.5 million, $49.3 million, and $3.5 million, respectively, from Significant Influence Investees. The increased revenue during fiscal year ended March 31, 2024 was due to recognition of amounts associated with a large licensing contract that were previously required to be deferred.
As of March 31, 2025, the Company had accounts receivable of $0.7 million, contract assets of $6.3 million, and contract liabilities of $0.7 million related to contracts with Significant Influence Investees. As of March 31, 2024, the Company had accounts receivable and contract assets of $0.2 million and $18.7 million, respectively, related to contracts with Significant Influence Investees. As of March 31, 2024, the Company did not have contract liabilities related to contracts with Significant Influence Investees.
For the fiscal years ended March 31, 2025 and 2024, the Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $8.2 million and $6.9 million, respectively. For fiscal year ended March 31, 2023, the Company did not recognize any aggregate distributions, dividends and returns of capital from certain equity investments.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and has significant influence. For the fiscal years ended March 31, 2025, 2024, and 2023, the Company incurred subscription and other costs of $10.4 million, $10.6 million, and $8.9 million, respectively, from Linaro. As of March 31, 2025 and 2024, $0.7 million and $1.3 million, respectively, was recorded in other current liabilities on the Consolidated Balance Sheets.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of March 31, 2025 and 2024, $2.4 million and $3.2 million total purchase consideration, respectively, remained unpaid and was recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets. As a result of the transaction, in the year ended March 31, 2023, the Company derecognized associated net assets and recognized a gain of $3.7 million in other non-operating income (loss), net in the Consolidated Income Statements.
Loans to Related Parties
As of March 31, 2025 and 2024, the Company had a loan receivable of $16.6 million and $16.2 million, respectively, with Arduino, a related party, and a loan receivable of $3.2 million and $3.1 million, respectively, with Cerfe Labs, Inc, a related party, both of which remain fully impaired. See Note 10 - Financial Instruments, for further details regarding this loan.
As of March 31, 2025 and 2024, the outstanding balance of the convertible promissory note with Ampere, a related party, was $33.8 million and $32.4 million, respectively. The Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere as of March 31, 2025. See Note 9 - Equity Investments, for further details on Ampere.
Other relationships
The Company engaged Raine Securities LLC, a related party, for certain advisory services in connection with the IPO. For the fiscal year ended March 31, 2025, the Company did not incur any advisory fees payable to Raine Securities LLC. For the fiscal year ended March 31, 2024, the Company incurred $10.7 million in advisory fees, of which $5.2 million was reimbursed by the underwriters for the IPO. For the fiscal year ended March 31, 2023, under a separate agreement with

Arm Holdings plc
Notes to Consolidated Financial Statements
Raine Securities LLC, the Company incurred $2.5 million in advisory fees. As of March 31, 2025 and 2024, the Company has settled all liabilities with this related party.
21 - Segment and Geographic Information
The Company operates as a single operating segment. The Company’s CODM is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM regularly reviews income and expense items at the consolidated company (reporting segment) level and uses both operating income and net income to evaluate income generated to conclude whether and how to reinvest profits into the entity’s operations, shareholder return, acquisitions or otherwise. Both operating income and net income are also used to monitor budget versus actual results, forecasted information and in competitive analysis.
The following table presents selected financial information with respect to the Company's single operating segment for the fiscal years ended March 31, 2025, 2024 and 2023:

	Fiscal Year Ended March 31,
(in millions)	2025	2024	2023
License and Other Revenue	$1,839	$1,431	$1,004
Royalty Revenue	2,168	1,802	1,675
	4,007	3,233	2,679
Less Operating Costs and Expenses:
Staff costs: Salaries, bonuses and benefits	(1,320)	(1,300)	(1,369)
Staff costs: Share-based compensation cost (equity settled)	(820)	(1,037)	(60)
Staff costs: Employer taxes related to SBC	(224)	(176)	—
Non-staff costs:
Project materials costs, third-party fees paid to consultants, information technology, R&D expenses (excluding employee-related expense), accounting and legal professional services fees, advertising expenses, and other corporate-related expenses	(634)	(367)	(360)
Amortization	(87)	(86)	(93)
Depreciation	(96)	(76)	(77)
Other non-staff costs	5	(80)	(49)
Operating income (loss)	831	111	671
Operating margin	21%	3%	25%
Income (loss) from equity investments, net	(237)	(20)	(45)
Interest income, net	116	110	42
Other non-operating income (loss), net	10	11	3
Income (loss) from continuing operations before income taxes	720	212	671
Income tax benefit (expense)	72	94	(147)
Net income (loss)	$792	$306	$524
Refer to Note 4 - Revenue for revenue by geographic region.

Arm Holdings plc
Notes to Consolidated Financial Statements
Long-lived assets by geographic area are as follows:

	As of
(in millions)	March 31, 2025	March 31, 2024
United Kingdom	$444	$287
United States	197	90
Other countries	73	43
Total	$714	$420
22 - Subsequent Events
In accordance with the terms of the Omnibus Incentive Plan, the total number of ordinary shares available for issuance under the Omnibus Incentive Plan and the ESPP increased by an aggregate of 8,452,110 ordinary shares, or 0.8% of the aggregate number of ordinary shares outstanding as of March 31, 2025 as determined by the Remuneration Committee.
In April 2025, the Company entered into a definitive agreement with Cadence Design Systems, Inc. (“Cadence”) to sell its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os for total gross consideration of approximately $150.0 million, subject to purchase price adjustments. The transaction is expected to close in the second quarter of the fiscal year ending March 31, 2026, subject to customary closing conditions and receipt of regulatory approvals.
In April 2025, the Company entered into a Tax Sharing Agreement with SoftBank Group (the “Tax Sharing Agreement”) in relation to the U.K. enacting legislation implementing the OECD framework for Pillar Two, which implements a top-up tax to ensure multinational entities in the United Kingdom pay a minimum 15% effective tax rate (the “UK Top-up Tax”). The Tax Sharing Agreement sets forth the framework for determining the amount of UK Top-up Tax payable by SoftBank Group to compensate the Company for any additional costs incurred in relation to the UK Top-up Tax as a result of SoftBank Group’s ownership interest in the Company.

B.    Significant Changes
No significant changes have occurred since March 31, 2025, except as otherwise disclosed in this Annual Report.
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
C.    Material Contracts
For the two years immediately preceding the date of this Annual Report, the Company has not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report.
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
Taxation of Distributions
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” non-liquidating distributions paid to U.S. Holders on ordinary shares or ADSs, other than certain distributions of ordinary shares or ADSs, will generally be treated as foreign-source dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. U.S. Holders should consult their tax advisors regarding the creditability or deductibility of any non-U.S. tax generally and in their particular circumstances. Subject to applicable limitations, including conditions relating to holding period and the absence of certain risk reduction transactions, dividends paid to certain non-corporate U.S. Holders may be taxable at the same preferential rates as long-term capital gain on any “qualified dividend income” received from a “qualified foreign corporation.” A non-U.S. corporation will generally be considered a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty) or (ii) with respect to any dividend it pays on ordinary shares or ADSs which are readily tradable on an established securities market in the U.S. Our ADSs (but not ordinary shares) are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs continue to be listed on Nasdaq and are regularly traded, we expect to be a qualified foreign corporation for purposes of dividends paid by us with respect to our ADSs constituting qualified dividend income. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into USD. If the dividend is converted into USD on the date of receipt, a U.S. Holder would generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into USD after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.
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
Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended March 31, 2025, and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis by applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot provide any assurances that we will not be a PFIC for the current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status.
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
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding (currently at a rate of 24%), unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
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

Item 11.    Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates, interest rates and the value of our equity investments. See “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies”, “Item 8. Financial Information—Note 11 - Derivatives” and “Item 8. Financial Information—Note 9 - Equity Investments” in the Notes to the Consolidated Financial Statements included in this Annual Report.
Interest Rate Risk
We are exposed to interest rate risk arising on interest-bearing assets that we hold, including cash and cash equivalents, short-term investments, and loans receivable. As of March 31, 2025, a hypothetical 1% increase or decrease in interest rates would have an approximate $20 million (positive or negative, as applicable) impact on our operating results in the consolidated financial statements for the fiscal year ended March 31, 2025.
Foreign Currency Exchange Risk
We are exposed to foreign exchange risk in respect of our revenue and expenses where our revenue and expenses are denominated in a currency other than the functional currency of the transacting entity. Our expenses benefit from a stronger U.S. dollar and are adversely affected by a weaker U.S. dollar. To help mitigate a proportion of this risk, we enter into foreign currency forward contracts. To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expenses, we performed a sensitivity analysis to determine the hypothetical impact that an adverse change in exchange rates would have on our operating expenses. If the U.S. dollar weakened by 10%, our operating expenses could increase by as much as 4%.
Additionally, translational impact of monetary assets and liabilities exposure arises on the revaluation of net investments in the consolidated financial statements, where these are not denominated in USD and on loans to subsidiaries in currencies other than our functional currency. As of March 31, 2025, a hypothetical 10% increase or decrease in the relative value of USD to British pound sterling, the Eurozone Euros, and the Chinese Yuan Renminbi would have an approximate $6 million, $5 million, and $8 million, respectively, (positive or negative, as applicable) effect in other non-operating income (loss), net in the Consolidated Income Statements for the fiscal year ended March 31, 2025.
Equity Price Risk
We are exposed to equity price risk arising in respect to our equity investment portfolio that includes marketable equity securities and non-marketable equity securities. Our investments include privately-held companies, which generally have a higher inherent risk. This could result in a loss of all or part of our investment. These investments could be impaired if the carrying value exceeds the fair value and is not expected to recover. The evaluation of our non-marketable equity investments is based on the timing and accuracy of information provided by these companies, which is not subject to the same disclosure requirements of publicly traded companies. As of March 31, 2025, the amount of marketable equity securities and non-marketable equity securities totaled $565 million.

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
Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. During the fiscal year ended March 31, 2025, we received approximately $2.9 million from the depositary.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
A.    Disclosure Controls and Procedures
Our management, with the participation of our CEO and chief financial officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of March 31, 2025 and concluded that, as of such date, our disclosure controls and procedures were effective as of March 31, 2025. The purpose of these controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, and that such information is accumulated and communicated to our management, including our CEO and our CFO, to allow timely decisions regarding required disclosures.
B.    Management’s Annual Report on Internal Control over Financial Reporting
Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).
Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2025. In assessing the effectiveness of our internal control over financial reporting, our management used the framework established in Internal Control Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission.
Based on our evaluation as of March 31, 2025, our management concluded that our internal control over financial reporting was effective as of March 31, 2025.
C.    Attestation Report of Independent Registered Public Accounting Firm
Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an auditors’ report on the effectiveness of our internal control over financial reporting, which is included herein. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM”
D.    Changes in Internal Control over Financial Reporting
In connection with the audit of our financial statements for the fiscal years ended March 31, 2022 and 2021, we identified a material weakness in our internal control over financial reporting which related to information technology general controls that are necessary for preparation of our financial statements, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems, (ii) insufficient controls over change management of our information systems and (iii) insufficient controls over monitoring of batch processes. To address the material weakness, in 2023 we implemented a remediation plan which was completed during the fiscal year ended March 31, 2025. The plan included:
•Enhancing controls over privileged access, particularly for our key financial system.
•Identifying and mitigating role- and user-level segregation of duties conflicts in our key financial system through Governance, Risk and Compliance (GRC).
•Standardizing and improving change management controls across all applications.
•Strengthening controls to ensure completeness, accuracy, and consistency in operations.

•Monitoring batch job failures through incident tickets and automating email notifications with respect to failures.

Given the changes in the design and operations of controls noted above, testing of information technology general controls and the determination that controls are designed and operating effectively, management has concluded that the material weakness previously identified has been remediated. There were no other changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the fiscal year ended March 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
Deloitte & Touche LLP has served as our principal independent registered public accounting firm for the fiscal years ended March 31, 2025 and 2024.

	Fiscal Year Ended March 31,
(in millions)	2025	2024
Audit fees (1)	$13	$11
All other fees	—	1
Total	$13	$12
(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our financial statements for the fiscal years ended March 31, 2025 and 2024. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.
Pre-Approval Policies and Procedures
Our Audit Committee is responsible for, among other things, approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm and U.K. statutory auditors.
Rule 2-01(c)(7)(i) of Regulation S-X permits the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of fees paid by the Company to its principal accountants, if such engagements were not recognized by the Company at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In the fiscal years ended March 31, 2025 and 2024, the percentage of the total amount of fees paid by the Company to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Until September 12, 2024, Mr. Fisher served on the Audit Committee pursuant to the exemption provided in Rule 10A-3(b)(iv)(A) of the Exchange Act and the phase-in provisions in the listing standards of Nasdaq applicable to new public companies, which permitted Mr. Fisher to serve on the Audit Committee until September 13, 2024, one year from the date of effectiveness of the Registration Statement on Form F-1 relating to our IPO (File No. 333-274120). We no longer rely on the exemption. Our Board of Directors has affirmatively determined that Mses. Dykstra and Schooler, and Mr. Sohn meet the requirements for independence under the listing standards of Nasdaq and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 of the Exchange Act.
Item 16E.    Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers
None.
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
We follow the practices of England and Wales, our country of incorporation, in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).
Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
Controlled Company Status
SoftBank Group beneficially own approximately 87.1% of our outstanding ordinary shares as of May 20, 2025. As a result of SoftBank Group’s ownership, we are a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. As a controlled company, certain exemptions under the rules will mean that we are not required to comply with certain corporate governance requirements, including that (1) a majority of our Board of Directors consists of independent directors, as defined under Nasdaq listing rules, (2) a majority of the independent directors select or recommend its director nominees, (3) the Remuneration Committee be responsible for determining or recommending the compensation of executive officers other than our CEO, and (4) we have a Remuneration Committee that consists entirely of independent directors. We take advantage of the foregoing exemptions. Accordingly, shareholders do not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our ADSs continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—We will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, be eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.”
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
A key part of the Company’s strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of the Company’s processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, penetration testing, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board of Directors, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by the assessments, audits and reviews.
Governance
The Board of Directors, in coordination with the Audit Committee, oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company’s management implements to address risks from cybersecurity threats. The Audit Committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company’s peers and third parties. The Audit Committee timely oversees any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. Risks of cybersecurity threats are also discussed with the Board of Directors in connection with other relevant matters such as enterprise risk management, operational budgeting, strategic planning, business continuity planning, mergers and acquisitions, and brand management.
The Company’s Chief Information Security Officer is the member of the Company’s management that is principally responsible for overseeing the Company’s security incident response plan and cybersecurity risk management program. The Chief Information Security Officer works in partnership with members of the Company’s Risk Review Committee and other business leaders across the Company, including the Chief Information Officer, Chief Accounting Officer, VP and Deputy General Counsel, Litigation, and the Chief Compliance Officer.
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
The enterprise security team works collaboratively across the Company to implement the Company’s security strategy, which includes evaluating and considering the relevance of specific cyber security capabilities to the Company’s business model and external threats. To facilitate the success of this strategy, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company’s security incident response plan designed to monitor the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and report such incidents to executive management, and to the Audit Committee when appropriate.
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
Item 18.    Financial Statements
See “Item 8. Financial Information” of this Annual Report.

Item 19.    Exhibits

Exhibit Number		Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1		Articles of Association, as amended.	20-F	001-41800	1.1	05/29/2024
2.1		Deposit Agreement, dated as of September 13, 2023, by and between Arm Holdings plc and Citibank, N.A.	20-F	001-41800	2.1	05/29/2024
2.2		Form of American Depositary Receipt (included in exhibit 2.1).	20-F	001-41800	2.1	05/29/2024
2.3		Description of Securities.	20-F	001-41800	2.3	05/29/2024
4.1		Arm IP License Agreement, dated April 24, 2018, by and between Arm Limited and Arm Technology (China) Co. Ltd.	F-1	333-274120	10.1	08/21/2023
4.2		Arm Holdings plc 2023 Omnibus Incentive Plan with the Non-Employee Sub-Plan, the France Sub-Plan, as amended, and the Israel Sub-Plan.	S-8 POS	333-274544	4.4	09/12/2024
4.3		Shareholder Governance Agreement, dated September 18, 2023, by and between SoftBank Group Corp. and Arm Holdings plc.	20-F	001-41800	4.3	05/29/2024
4.4		Consulting Agreement, dated August 21, 2023, by and between Arm Limited and SoftBank Group Corp.	F-1	333-274120	10.4	09/01/2023
4.5		Form of Deed of Indemnity between the Company and each of its directors.	F-1	333-274120	10.5	09/05/2023
4.6		Form of Deed of Indemnity between the Company and each of its executive officers.	F-1	333-274120	10.6	09/05/2023
4.7		Arm Annual Bonus Plan Rules.	20-F	001-41800	4.11	05/29/2024
4.8		Amended and Restated Employment Agreement, dated as of November 17, 2022, by and between Rene Anthony Andrada Haas and Arm, Inc.	20-F	001-41800	4.12	05/29/2024
4.9		Arm Holdings plc 2024 Employee Stock Purchase Plan	S-8 POS	333-274544	4.9	09/12/2024
8.1		Subsidiaries of the Company.					X
11.1		Insider Trading Policy.					X
12.1		Certification by Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.					X
12.2		Certification by Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.					X
13.1	*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of Independent Registered Public Accounting Firm.					X
97.1		Clawback Policy.	20-F	001-41800	11.1	05/29/2024

101
The following materials from the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, were formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
X
104	Cover page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL.	X
* Furnished herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARM HOLDINGS PLC

Date: May 28, 2025	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)