Form 20-F
period 2026-03-31
ARM HOLDINGS PLC /UK
filed 2026-05-26
CIK 1973239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
The number of ordinary shares outstanding of Arm Holdings plc as of March 31, 2026 was 1,064,055,252.
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

Item 18.	Financial Statements	200
Item 19.	Exhibits	201
Signature		203
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
•our dependence on the semiconductor and electronics industries and the demand for our products and the products of our customers;
•risks related to our development of production silicon products, such as the Arm AGI CPU, compute subsystems (“CSS”), chiplets, complete chip solutions, and other more integrated compute products;
•risks related to changes in our pricing or our business terms or business model;
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
•The demand for new products, including those manufactured through third-party foundry partners and contract manufacturers, may be difficult to accurately predict.
•We face intense competition and could lose market share to our competitors.
•Our development of production silicon products, such as the Arm AGI CPU, compute subsystems (“CSS”), chiplets, complete chip solutions, and other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory, operational and financial risks.

•Competitive pressures or market opportunities may necessitate changes in our pricing or our business terms or business model, which could materially and adversely affect our business, results of operations, financial condition and prospects.
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
•Our results of operations can vary significantly between periods and may be unpredictable.
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
•We rely on our management team and will need additional talent to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified talent could harm our business.
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
•We are currently involved in pending litigation, and may in the future become involved in litigation, government investigations or regulatory proceedings that may adversely affect us.
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
•While we are a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and may opt out of certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.
•If we were to lose our foreign private issuer status, this would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
Risk Factors
Risks Relating to Our Business and Industry
Demand for our products and services primarily depends on trends in the semiconductor and electronics industries and the demand for the products and services of our customers and our customers’ customers.
Demand for our products and services is largely dependent on the semiconductor and electronics industries, which are volatile, intensely competitive and generally characterized by declining average selling prices (“ASPs”) over the life of a generation of chips. The effect of these price decreases is compounded by the fact that our royalty revenue per chip generally decreases as the volume of sales increases, subject to an agreed minimum royalty per chip. Additionally, demand for our products and services could decrease if growth in the semiconductor or electronics industries slows or declines. The revenue we generate from licensing activities is also largely dependent on the rate at which systems companies develop and adopt new product generations, which, in turn, is affected by the level of demand for their integrated circuits (“ICs”) and other products. Decreasing demand from systems companies for chips based on our products would directly and adversely affect the amount of revenue we receive. As a result of our dependence on demand from systems companies, we are subject to several risks affecting these systems companies, any one of which may influence the success or failure of a particular systems company. These risks include, among others:
•competition faced by the systems company;
•the engineering and marketing capabilities of the systems company;
•market acceptance of the systems company’s products and services;
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
Demand from large, global systems companies, including original equipment manufacturers (“OEMs”) and cloud service providers (“CSPs”), drives much of the development of silicon chips and computer systems. Accordingly, acceptance of our products by these companies as well as semiconductor and other companies for use in a variety of end-market applications is critical for our continued success.
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
The demand for new products, including those manufactured through third-party foundry partners and contract manufacturers, may be difficult to accurately predict.
There are risks inherent in the manufacturing of next-generation process technologies, such as the Arm AGI CPU, including production timing delays, lower-than-anticipated manufacturing yields, and product defects and errors. Such products often have long manufacturing lead times. If we inaccurately estimate demand, or if our customers change orders, we may not be able to reduce our supply commitments in time, at the same rate, or at all. If we underestimate demand, and our third-party foundry partners and contract manufacturers are unable to increase production or provide sufficient supply, we may not be able to meet customer demand or achieve our expected time to market in a timely manner, or at all. In either event, our reputation and customer relationships could be damaged and we could lose revenue and market share. Similarly, if we overestimate demand, or if customers cancel or defer orders or choose to purchase from our competitors, we may not be able to utilize on-hand inventory or reduce purchase commitments accordingly.
Qualification time for new products, customers anticipating product transitions, and channel partners reducing channel inventory of prior architectures ahead of new product introductions can reduce, or create volatility in, our revenue. Customers may delay adopting new architectures if their data center infrastructure is not ready, which could affect the timing of our revenue. We have experienced and may in the future experience reduced demand for current generation architectures when customers anticipate transitions, and we may be unable to sell multiple product architectures at the same time for current and future architecture transitions. Our financial results have been and may in the future be negatively impacted if we are unable to execute our architectural transitions as planned for any reason.
Our entry into production silicon exposes us to new manufacturing, supply chain, and inventory risks that differ materially from our traditional IP licensing business, including dependence on third-party foundry partners and contract manufacturers for fabrication with limited control over their production capacity, costs, yields, or delivery schedules; the potential for manufacturing defects, lower-than-expected yields, and quality control issues, any of which could result in product recalls, warranty claims, and reputational damage; significant upfront capital commitments and purchase obligations for wafer supply, packaging, and testing services that may be difficult to adjust in response to demand fluctuations; inventory management challenges, including obsolescence risk, write-downs, and the need to maintain safety stock; complex supply chain dependencies on memory suppliers, packaging vendors, and system integrators; price volatility in manufacturing inputs and potential allocation of limited foundry capacity during industry shortages; longer cash conversion cycles due to inventory requirements and different payment terms compared to our IP licensing business; and increased working capital requirements that could constrain our financial flexibility. Any disruption in this supply chain, quality issues with production silicon, or our failure to accurately forecast demand could have a material adverse effect on our business, results of operations, financial condition, and prospects.
Demand estimates for our products, applications, and services can be incorrect, which may create volatility in our revenue or supply levels and we may not be able to generate significant revenue. Because our products may be used in multiple use cases and applications, it is difficult to estimate with any reasonable degree of precision the impact of accelerated computing and AI models on our reported revenue or forecasted demand. Our inability to accurately predict our demand that arises from new use cases may create volatility in our revenue.
We face intense competition and could lose market share to our competitors.
The market for our products is intensely competitive and characterized by rapid changes in design and manufacturing technologies, software development efficiencies, end-user requirements, industry standards, and frequent new product introductions and improvements. We anticipate continued challenges from current and new competitors, including established technologies such as the x86 architecture, a family of instruction set architectures (“ISAs”), as well as by free, open-source technologies, including the RISC-V architecture. Many of our customers are also major supporters of the RISC-V architecture and related technologies. If RISC-V-related technology continues to be developed and market support for RISC-V increases, our customers may choose to utilize this free, open-source architecture instead of our products. Additionally, many of our direct and indirect competitors, including some of our semiconductor customers, are major corporations with substantially greater technical, financial and marketing resources and name recognition than we have. Some of these competitors have a much larger application software base and a much larger installed customer base than we do, and there can be no assurance that we will have the financial resources, technical expertise, and marketing, distribution and support capabilities to compete successfully with them in the future.
In markets where we are established already and new markets we have entered, intend to enter or may in the future enter, our primary competitors may have, among other things, greater financial, technical, marketing, distribution, support or other resources and capabilities, greater brand recognition, lower labor and development costs, different regulatory restrictions or a larger customer base than we do. In certain of these markets, we may have to invest substantial resources into developing an ecosystem of software and tools to create a competitive ecosystem that allows us to compete with alternative architectures. Further, several of our customers are creating their own bespoke accelerators for artificial intelligence (“AI”) workloads that are intended to sit alongside the Arm core. If, over time, more of the workloads move to accelerators away from the CPU, the CPU market size may decrease, resulting in a decrease of our license fees and royalties. While we have implemented a number of strategies to address this risk, such as introducing the Arm AGI CPU, creating dedicated neural processing units ("NPUs"), adding dedicated AI acceleration features to our CPUs and graphics processing units (“GPUs”), and maintaining dialogues with partners in the AI software ecosystem to ensure that our products and solutions are appropriate for AI workloads, there can be no assurances that our strategies will be successful. Additionally, our competitors may be able to use AI tools to quickly convert software written for the Arm ISA to competing ISAs, reducing the cost to enter markets where we are already established and resulting in increased competition. Our current and potential competitors may also be subject to more favorable regulatory regimes or establish cooperative relationships among themselves or with third parties that may further enhance their resources or strengthen their positions within these markets. For example, in August 2023, a group of our customers and other competitors announced a joint venture aimed at accelerating the adoption of RISC-V, initially focused on the automotive sector. Although the development of alternative architectures and technology is a time-intensive process, if our competitors receive governmental support, establish cooperative relationships or consolidate with each other or third parties, such as the previously mentioned joint venture focused on RISC-V, they may have additional resources that would allow them to more quickly develop architectures and other technology that directly compete with our products. Such support, cooperative relationships or consolidations may also allow competitors to anticipate or respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken and we could experience a decline in our market share, revenue and profitability.
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
While our customers likely would incur significant costs in switching to competitors’ architecture, our competitors (including new market entrants) may offer greater incentives to customers through rebates, bundling, marketing funds, similar programs and other commercial arrangements to induce them to use their architecture in lieu of our products.
Our development of production silicon products, such as the Arm AGI CPU, CSS, chiplets, complete chip solutions, and other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory, operational and financial risks.
To remain competitive, we must continue to innovate and develop new products and services, as well as enhancements to our existing products and services, in response to expressed or anticipated customer demand and new market opportunities. We continue to actively consider the impact of next generation technology adopted by market participants, which has resulted in us allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets. For example, in 2024, we introduced a CSS targeted at customers in the infrastructure space and, more recently, we expanded our compute platform into production silicon products with the Arm AGI CPU. We intend to continue allocating resources and engaging with our ecosystem partners to explore the viability and development of new products including, without limitation, new products in our IP portfolio, as well as solutions beyond individual IP designs such as RTL-based CSSs, GDSII-based CSSs, chiplets and complete chip solutions. For example, we have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties, including affiliates of SoftBank Group, across a variety of use cases and end markets. Any products or solutions that constitute an entry into new markets or offerings of different solutions may be unsuccessful for any number of reasons. For example, as with any company entering a new market or offering new products or solutions, we will compete with companies that have a more established presence, longstanding customer relationships and established brand awareness. Additionally, any such new business activities may be undertaken utilizing any number of commercial arrangements, including as a technical advisor or licensor to SoftBank Group or its affiliates.
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
Any developments in our product offerings, including our entry into production silicon products such as the Arm AGI CPU, and other changes to our products and services, may create real or perceived conflicts with companies that are important to our business. Our direct commercial relationships with hyperscale, cloud, enterprise, and AI infrastructure customers increase the potential for competitive conflicts with our traditional licensing customers. Many of our semiconductor and systems company customers who have historically licensed our IP may face direct competition from us in certain market segments, and our partnerships and certain commercial relationships may be perceived by other customers as preferential treatment or as creating conflicts of interest. As a result, these customers or partners may terminate or materially reduce their relationship with us, seek alternative architectures or products, develop their own proprietary architectures, withhold sensitive roadmap information, reduce collaboration on product development, challenge our pricing models or demand more favorable commercial terms, or pursue legal action. We may also be subject to greater regulatory scrutiny in relation to our business. Accordingly, to the extent that we pursue entry into any new market or offer any new product or solution, we may not realize the anticipated financial benefits of such changes in the amounts we may anticipate, on our expected timeline or at all. The loss of one or more significant licensing customers as a result of these competitive conflicts could have a material adverse effect on our licensing revenue and could materially harm our business, results of operations, financial condition, and prospects.

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
Competitive pressures or market opportunities may necessitate changes in our pricing or our business terms or business model, which could materially and adversely affect our business, results of operations, financial condition and prospects.
In order to remain competitive in the highly competitive markets in which we do business, we may need to reduce the prices of our products or services or otherwise change the structure and terms of our customer relationships or our business model. If our competitors offer significant discounts on certain products in an effort to recapture or gain market share or to sell other software or hardware products, we may need to lower our prices or offer other favorable terms to compete successfully. Any such changes would likely reduce our profits and could have a material adverse effect on our business, results of operations, financial condition and prospects. Any substantial changes to our other commercial arrangements with our customers or our business model could cause revenues to decline or be delayed as our sales force implements and our customers adjust to the commercial arrangements or business model. Changes to our business model could also necessitate changes in our product mix, which could cause revenues or profitability to decline, particularly if such changes in our product mix result in an increased reliance on lower margin offerings. If we cannot offset price reductions with a corresponding increase in sales volume or by reducing our costs, then the reduced revenues resulting from lower prices could have a material adverse effect on our business, results of operations, financial condition and prospects.
Further, we can provide no assurances that customers will accept changes in our business model, which could result in lower revenues, particularly in the period immediately following the initial introduction of a new business model. In such case, we may not realize the anticipated financial benefits of such changes in the amounts we anticipate, on the expected timeline or at all.
We also, from time to time, engage in commercial activities that are accretive to our business but are not part of our core business. We have entered, and expect in the future to enter, into arrangements with third parties where we undertake to arrange for products to be supplied to a customer by a third party. For example, we recently entered into an agreement to arrange for certain semiconductor products to be supplied by a third party to a customer. In connection with this agreement, we have purchase commitments of approximately $100 million to be purchased over the next 12 months. We expect that our purchase commitments are likely to grow materially in subsequent years pursuant to this agreement or others of a similar nature. As a result, we face additional risk and financial exposure from these arrangements in the form of third-party default, order cancellation, periods during which we bear financial exposure without corresponding customer cash flows, and related inventory risks. We may also be exposed to claims for contractual breach, reputational harm and loss of future business opportunities. Such risks may be amplified in markets for high-demand or scarce technology products, where supply-and-demand imbalances, competitive pressures for supplier allocation and supplier prioritization of other customers may increase the risk of default.
In addition, increases in the number or value of commercial contracts signed in the future may not materialize in the same way or at all under a new business model or in connection with accretive commercial activities and, therefore, our revenue may be lower than expected. Further, the use of a new business model or accretive commercial activities may have unexpected consequences for our company, including making our products less attractive to current and prospective customers or otherwise changing how we must operate our business, which could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.

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
Further, in determining the appropriate allocation of research and development resources, our management continuously evaluates opportunities to develop new technologies and advanced products, including more complete compute subsystems (such as Arm CSS), chiplets, complete chip solutions, and other production silicon products (such as the Arm AGI CPU). In order to respond to expressed or anticipated customer demand and/or to take advantage of expected market opportunities, we continually consider the optimal allocation of resources across our business, including to existing product lines and to research and development of new technology offerings, including technologies beyond individual design IP elements. Based on management’s expectations for current and projected market demand, the allocation of resources to any of these may be increased or reduced over time.
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
Adding new customers while maintaining our existing customers, selling additional products to our existing customers and increasing the price we charge to existing customers represent our principal opportunities to increase revenue. We currently generate a significant portion of our revenues from customers who incorporate our products into chips used in smartphones, consumer electronics and other embedded chips. If growth in these markets declines (especially in the mobile applications processors market which is our current largest single market for revenue, or in the data center market which is our fastest growing market for revenue), our business, financial condition, results of operations and cash flows could be negatively affected, and we would become more dependent on new growth areas to increase revenue and improve our financial condition. We are currently focused on growing our business in key areas such as automotive, cloud and AI data centers, IoT, personal computers and robotics. Numerous factors, however, may impede our ability to grow our business in these key areas, add new customers and sell additional products to our existing customers. Those factors include, among others:
•failure to develop new products that are attractive to current and prospective customers;
•slow adoption of our new products in the key areas listed above;
•inaccurate assumptions about the growth of the AI market;

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
Being engaged to design chips for one or more customers could subject us to a variety of risks, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties, including affiliates of SoftBank Group, across a variety of use cases and end markets. We can provide no assurances that customers would engage us to design chips or, even if one or more customers were to engage us, that we would be successful in designing chips for our customers’ intended use cases. Designing chips for one or more customers may necessitate substantial investments in technology and human capital, on any number of different permutations of commercial terms and it could take several years for us to realize any associated benefits, if ever, which may reduce our available cash and adversely affect our ability to grow our business. In addition, these efforts may require substantial time and attention from our executives, engineers and other employees, and may involve partnerships with third parties, including SoftBank Group and/or its affiliates, which could divert resources and distract attention away from our core IP licensing business and expose us to additional risks, including risks related to project oversight and quality control. Furthermore, any decision to design chips for customers may create real or perceived competitive conflicts with companies that are important to our business. If our relationships with existing customers deteriorated or terminated as a result of any opportunistic expansion into chip designs, our business, results of operations and prospects could be materially and adversely affected. See “—Our development of production silicon products, such as the Arm AGI CPU, CSS, chiplets, complete chip solutions, and other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory, operational and financial risks.” and “—Failure to adequately fund our research and development efforts may materially impair our ability to compete effectively.”
We rely on third parties to market and sell chips incorporating our products and to enhance the value of our products.
Our IP business relies on our customers to design, manufacture and sell chips incorporating our products in order to generate royalty revenue. A substantial portion of our revenue depends upon the commencement of new design projects by semiconductor companies, OEMs, and CSPs, and their ability to provide complete chips based on our products to meet the specific application needs of their customers. However, our customers are not contractually obligated to design, manufacture, sell or deploy chips using our products on an exclusive basis or at all. Some of our existing customers design, manufacture, sell and deploy chips based on competing technology, including their own, and other existing or potential customers may do so in the future. To the extent that our customers elect to license technology from competitors, our competitive position could be adversely affected and we could lose market share. Furthermore, under many of our arrangements with customers, there is generally no minimum purchase obligation or guaranteed revenue stream.
We are also subject to risks related to the competition faced by our customers, the engineering and marketing capabilities of our customers, the technical challenges, geopolitical challenges, and supply chain constraints unrelated to our products faced by our customers in developing, manufacturing and selling their chips, and the financial and other resources of our customers. We cannot assure you that our customers and other partners will dedicate the resources necessary to promote and further develop chips incorporating our products, that they will manufacture chips containing our products in quantities sufficient to meet demand, that we will be successful in developing, expanding or maintaining our relationships with current or prospective customers or other partners, or that such customers will effectively and successfully promote and sell chips using our products. In addition, if their chips that incorporate our products are faulty, we may suffer reputational harm whether or not any fault results from our products. See “—Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.”

Our results of operations can vary significantly between periods and may be unpredictable.
We have experienced, and may in the future experience, significant fluctuations in our period-to-period results of operations. Our results may fluctuate and be unpredictable because of a variety of factors, including, among others:
•the adoption and demand for new products, such as Arm AGI CPU and other production silicon products;
•any strategic investments, acquisitions or divestitures that we might undertake, and the timing thereof, including in furtherance of our initiatives to develop more complete compute subsystems (such as Arm CSS), chiplets, and complete chip solutions;
•the scope and nature of our investment in any new products or solutions and the resources to effect these;
•the timing of entry into high-value agreements of which we historically have signed only a limited number each quarter;
•the mixture of licensing and other revenue, royalty revenue, and revenue from software and services;
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
•new litigation or developments in current litigation, including, but not limited to, lawsuits with Qualcomm and Nuvia (each as defined below), as described under “—We are currently involved in pending litigation, and may in the future become involved in litigation, government investigations or regulatory proceedings that may adversely affect us”;
•the timing of new employees joining the Company;
•the timing of bonuses and other remuneration to employees, consultants and advisors, including for recruitment or retention purposes;
•the volatility of the market price of our ADSs may cause our operating expenses and cash expenditures to increase as a result of vesting of restricted share units (“RSUs”) and cash-settled awards;
•supply chain constraints, including shortages of critical semiconductor components and chips, such as memory chips, and inventory correction in or affecting the semiconductor market and the markets of our customers’ end customers;
•cyclical fluctuations in the semiconductor market and the markets of our customers’ end customers;
•sudden technological or other changes in the semiconductor industry, including consolidation among our customers or the emergence of new disruptive technologies;
•changes in the global economy (such as inflation, stagflation, fluctuating interest rates, adverse developments affecting international trade relations or a recession), disruptions in the global supply chain (including shortages of critical semiconductor components and chips, such as memory chips) or regulatory changes that impact the semiconductor industry;
•changes in political, regulatory, legal or economic conditions or geopolitical turmoil (including PRC-Taiwan relations), including terrorism, war (including the ongoing conflict between Russia and Ukraine and conflicts in the Middle East, such as in Iran) or political or military coups, state-sponsored or politically motivated cyberattacks, or foreign and domestic civil disturbances or political instability; and
•changes to accounting policies and accounting standards applicable to us, and changes to key accounting estimates and judgments applied by us.
Accurate prediction of the timing of inception of new licenses and renewals of existing licenses is difficult because the development of a business relationship with a potential customer may frequently span a year or more. The fiscal quarter in which a new or renewed license agreement will be entered into, if at all, is difficult to predict, as are the financial terms of any such agreement.
Our license and other revenue and royalty revenue are also affected by market conditions in the industries in which our customers operate, particularly in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer spending. The semiconductor industry has experienced significant and sometimes sudden and prolonged downturns in the past, including in recent years as a result of supply chain constraints.
In addition, our expansion into production silicon may have materially different margin profiles, revenue recognition characteristics, and sales cycles compared to our IP licensing business, which may also vary across different products or segments. This transition may result in margin compression, greater quarter-to-quarter revenue volatility, increased capital intensity and working capital requirements, and the need for significant investment in new sales and operational capabilities, any of which could constrain our ability to invest in our core IP licensing business or return capital to shareholders and could have a material adverse effect on our business, results of operations, financial condition, and prospects.
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
A significant portion of our total revenue is generated from a limited number of key customers. In particular, our top five customers (including Arm China and SoftBank Group) collectively accounted for approximately 57%, 56% and 54% of our total revenue for the fiscal years ended March 31, 2026, 2025 and 2024, respectively, and our largest customer individually, Arm China, accounted for approximately 16%, 17% and 21% of our total revenue, respectively, during those fiscal years. A portion of our near-term revenue is dependent on commercial arrangements with SoftBank Group and/or its affiliates. Any reduction, restructuring, delay, or termination of such arrangements could adversely affect our business, results of operations, and financial condition. As a result of this customer concentration, we are particularly susceptible to adverse developments affecting our key customers and their respective businesses, including industry downturns, decreased demand for their products, increased competition, changes in trade protection and other government policies, financial hardship and changes in their business model, purchasing behavior and strategic priorities, among other factors, many of which are beyond our control. In particular, developments in our key customers’ respective businesses that adversely affect their ability to satisfy their payment obligations to us or result in their determination not to continue or expand their use of our products would have a material adverse impact on our revenue and results of operations to a greater extent than if our customer base were more diversified. Our customer concentration also has afforded certain customers significant bargaining power, which has, in some cases, resulted in pricing or other contractual terms that are less favorable to us. For example, subject to certain limitations, certain of our contracts with key customers contain provisions allowing such customers to obtain licenses to our latest products as soon as they are made available to any other customer. In addition, to the extent that we develop new products, those products may be competitive with, or may be perceived as competitive with, products sold by our customers, which could cause existing customers to significantly reduce or terminate their relationships with us and could result in existing and new customers electing to use alternative architectures such as x86 and RISC-V. If one or more of our most significant customers were to cease or significantly reduce their historical levels of business with us, it could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations. If we were to lose one or more of our key customers or if our business with one or more key customers were to decrease significantly, whether as a result of external impacts on the business of those customers, or, for example, as a result of disputes with such customers with respect to pricing models, there are no assurances that we would be successful in identifying and contracting with one or more customers to replace any lost revenue, which would materially and adversely affect our business, results of operations, financial condition and prospects.
Our revenues predominantly come from a limited number of end markets.
Royalty revenue from mobile applications processors constituted approximately 43% of our royalty revenue for the fiscal year ended March 31, 2026. In these end markets, our substantial existing market share may limit opportunities for future growth. Additionally, demand in these markets may be adversely impacted if consumers reduce their purchases of smartphones and consumer electronics as a result of changes in consumer behavior, or as a result of price increases. If these end markets contract significantly, we may be unable to continue to grow our revenues meaningfully from these markets, if at all. Additionally, circumstances outside of our control, such as the invention of new technologies, could adversely affect the smartphone and consumer electronics markets, or enterprise electronics market, which would have a material adverse impact on our revenue, profitability, and ability to attract new customers.
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
The market for our products is characterized by rapidly changing technology and end-user needs. For example, improvements are rapidly being made in AI, cloud computing, data centers, image sensors, and machine learning (“ML”), among other technologies. There are also alternative approaches to developing chips such as chiplets and multi-chip packaging, and some OEMs and CSPs are taking more control over how their chips are developed including using specialist companies to design chips on their behalf. Furthermore, the once-rapid improvements in semiconductor transistor density, with consequent reductions in cost and power consumption, are decelerating, and further innovation will become incrementally more difficult and expensive to achieve. As a result of these rapid technological changes and others currently unknown, the future market for our products is difficult to predict. These risks are further exacerbated by the fact that our products often use a common architecture for multiple end markets and our new architecture products often are based on legacy products. Therefore, if our architecture were rendered uncompetitive, obsolete, or otherwise unmarketable it may impact multiple products and may cause us to expend significant resources and incur significant expenses to develop a new architecture.
Our business, reputation and relationships with our third-party partners could be adversely affected if we cannot develop technological improvements or adapt our products to technological changes on a timely basis. Whether we will be able to compete in the future will substantially depend on our ability to advance our products to meet these changing market and end-user needs and to anticipate successfully or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis. If our products do not conform to, or are not compatible with, existing or emerging industry standards, demand for our products may decrease. Further, as a result of the rapidly changing technology and end-user needs in the semiconductor industry, our customers expect rapid development of new or enhanced products and solutions. The demand and expected timeline for development of our products and solutions, in the aggregate, often exceeds our available resources, requiring us to prioritize certain products and solutions. These resource constraints may be exacerbated when developing and distributing new products and solutions, particularly if those proposed products and solutions require greater resources than we anticipated. To the extent that customers are dissatisfied with the timeline for the development of certain products or solutions, such customers may terminate or materially reduce their relationship with us and seek alternative architectures or products from competitors. Conversely, pursuing an accelerated timeline for developing products or solutions may increase the likelihood of defects, cause us to allocate more resources away from other components of our business or result in our failure to timely develop the products or solutions, any of which could lead to customer dissatisfaction and lost opportunities. There is additional risk that public opinion regarding products that enable or enhance AI and ML technologies may not be consistent with our expectations, or that market acceptance of such products may be slower than anticipated. For example, failure to achieve widespread acceptance of and to generate significant revenues from AI and ML technologies could materially and adversely impact our business and operating results. In addition, we increasingly rely on third-party providers of AI technologies, and any disruption, degradation or unavailability of such technologies, whether due to cyberattacks, security breaches, or other events, could adversely affect our product development efforts and internal operations.
Furthermore, our entry into production silicon and our commitment to a multi-generation roadmap create new execution risks across multiple product generations and requires material commitments to new resources in order to overcome these. Unlike our IP licensing model, we now face exposure to risks relating to transitioning to advanced process nodes; competing against established production silicon companies; coordinating multi-year roadmaps with lead development partners; managing product transitions and inventory across generations; maintaining backward compatibility and software ecosystem support; and executing on advanced packaging, memory integration, and system-level optimization. The rapidly evolving requirements of AI workloads create additional uncertainty around product-market fit and technical requirements, including the risk of the emergence of disruptive new technologies. Any failure to execute on our roadmap commitments, delays in product introductions, or technical shortfalls relative to competitors could result in customer losses, revenue shortfalls, inventory write-offs, and reputational damage that could have a material adverse effect on our business, results of operations, financial condition, and prospects.
Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.
We will have to make significant expenditures to continue developing our semiconductor products and other products. The long development time of generally five or more years from the initial design of our semiconductor products until its incorporation into new end-user applications can place significant strain on our financial resources and talent. Despite these investments, there can be no assurances that we will realize the financial benefits of our development efforts in the amounts we anticipate, on the expected timeline or at all. For instance, in the past we have experienced delays in the development of certain of our products, which then delayed product deployment and the associated revenues. This risk may be further exacerbated in respect of any new products or solutions, including production silicon products (such as the Arm AGI CPU), more complete compute subsystems (such as Arm CSS), chiplets and complete chip solutions that we may develop in the future, are for a new market, or are solutions that we have not previously offered which may require the build-out of any additional capabilities, relationships and infrastructure.
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
As we develop and introduce new products, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer products into their chips, products or services, including increases in royalty rates for such new products (as compared to existing products), particularly if they believe their customers are satisfied with the current products or unwilling to pay for improved products. Regardless of the improved features or superior performance of the newer products we develop, customers may be unwilling to adopt our new products for a variety of reasons, including design or pricing constraints. Moreover, the complexity and expense associated with our products generally requires a lengthy customer education, evaluation and approval process. Further, economic conditions, including economic downturns and rising rates of inflation or stagflation, may adversely impact our ability to license products by making it difficult for our customers to plan future business activities, which could cause customers to limit spending or delay decision-making.
We may not be successful in developing, licensing or selling new products and may experience difficulties or delays that would prevent the successful development, introduction and marketing of new products, and any new products that we may introduce may not achieve market acceptance and generate revenues and profits in the amounts we anticipate, on the expected timeline or at all, which could materially and adversely affect our business, cash flows, results of operations and prospects. These risks are further exacerbated by our focus on developing and marketing high-value products, which naturally require more resources to develop. See “—Our development of production silicon products, such as the Arm AGI CPU, CSS, chiplets, complete chip solutions, and other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory, operational and financial risks.”
Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.
For the fiscal years ended March 31, 2026, 2025 and 2024, revenues from the PRC accounted for approximately 18%, 19% and 22% of our total revenue, respectively, including both direct revenues and revenues derived from our relationship with Arm China. Our revenues in the PRC are derived from PRC semiconductor companies and OEMs, and from non-PRC semiconductor companies and OEMs that utilize our products in chips and end products they sell into the PRC, which, by country, has the largest number of smartphone users in the world. Our failure to maintain PRC-sourced revenues, access new and existing markets in the PRC or gain traction for new business areas in the PRC, or our loss of market share to competition in the PRC, could materially and adversely affect our results of operations and competitive position.
The PRC is a significant source of semiconductor industry revenues. However, the near-term growth prospects of the PRC semiconductor industry and related industries are unclear due to the uncertain effects of trade and national security policies, continued elevated levels of private and public indebtedness and related policies. For the fiscal year ended March 31, 2026, our total revenues derived from the PRC increased by 17% as compared to the prior fiscal year, mainly due to royalty revenue growth. However, it is still premature to determine if this positive trend in royalty growth will continue. It is possible that a long-term decline or plateauing of royalty revenues derived from the PRC could occur. A prolonged downturn or slow recovery in the PRC semiconductor industry or the PRC economy generally could materially and adversely affect our results of operations and competitive position.
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
The U.S. and U.K. have trade and national security policies regarding exports to the PRC and certain countries that the U.S. Government suspects are supplying the PRC of technology with potential advanced compute, AI, advanced node semiconductor applications, or military uses that would require us to obtain export licenses for certain processors, which can be difficult to obtain. For example, our Neoverse V series processors meet or exceed performance thresholds under U.S. and U.K. export control regimes and thereby trigger U.S. and U.K. export license requirements prior to export and delivery to customers in the PRC. Given that national security concerns are higher for AI data centers, high-performance computing (“HPC”) and advanced compute technologies destined for the PRC and certain countries suspected of supplying the PRC and government response timelines are not defined, it can be challenging and unpredictable to obtain such export licenses. Combined with customer need for certainty, we have been able to address customer demand by licensing other central processing unit (“CPU”) cores that do not exceed the HPC performance or advanced compute export control thresholds but yet still present a compelling solution. Although export-related restrictions on our ability to sell such HPC or advanced compute processors into the PRC has not had a material impact on our business to date, future restrictions on sales of our products into the PRC could have a material adverse impact on our business.
On October 28, 2024, the U.S. Department of Treasury issued a final rule implementing Executive Order 14105, issued on August 9, 2023 (the “Final Rule”) to address investments by U.S. persons in companies located in the PRC that engage with certain categories of sensitive technology and products, including semiconductors and microelectronics, quantum information technologies and artificial intelligence. The Final Rule, which took effect January 2, 2025, implements limits on such investments. The Final Rule has not had a material effect on Arm to date but could potentially have a future impact on our PRC customers, our suppliers, Arm China, or our business with respect to China. Additionally, the U.S. federal government may affect the manner in which the Final Rule is interpreted and enforced.
Finally, government policies in the PRC that regulate the amount and timing of funds that may flow out of the country have impacted and may continue to impact the timing and/or ability to receive funds generated from PRC-related revenues, which may negatively affect our cash flows.
We utilize our commercial relationship with Arm China to access the PRC market for IP revenue. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market and generate IP revenue could be materially and adversely affected.
Substantially all of our PRC-related revenue is earned through the intellectual property license agreement (“IPLA”) with Arm China, pursuant to which, among other things, we granted Arm China certain exclusive rights to sublicense certain of our IP to PRC customers. We expect that our licensing relationship with Arm China will continue to account for substantially all of our total IP revenues from the PRC and represent a significant portion of our revenues for the foreseeable future. It would be difficult for us to replace any lost PRC-sourced IP revenue in the event that our commercial relationship with Arm China were to terminate or deteriorate. Accordingly, we expect that Arm China will continue to provide our primary access to IP revenue from the PRC market for the foreseeable future. Further, in the event we license our IP to PRC customers outside of the IPLA, this could cause our relationship with Arm China to deteriorate. If we fail to maintain our commercial relationship with Arm China, our access to the PRC market could be materially diminished and our business, results of operations, financial condition and prospects for growth could be materially and adversely affected.
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
Furthermore, we do not have any direct management rights with respect to Arm China, such as a right to representation on Arm China’s board of directors, although Mr. Abbey, our Chief Commercial Officer, serves on the board as an appointee of the SoftBank Group affiliate holding Arm’s former equity interest in Arm China. Following the transfer of our interest in Arm China to a subsidiary of SoftBank Group, under the terms of the Arm China arrangement, the SoftBank

Group affiliate holding Arm’s former equity interest in Arm China is entitled to appoint a minority of the directors of the board of Arm China, and SoftBank Group’s appointees are unable to unilaterally implement certain measures that require action by all of or a supermajority of the directors of Arm China.
The fact that Arm China operates independently of us exposes us to significant risks. Arm China’s value to us as a customer is dependent on Arm China’s business results, which are, in turn, subject to substantial risks that are outside of our control. For example, Arm China may not commit the necessary resources to market and sublicense our IP products to PRC end-users. Arm China also may fail to comply with the laws and regulatory requirements applicable to its business, which could limit its ability to market or sell our IP products in the PRC. In addition, Arm China may fail to attract, train, retain and motivate highly skilled managerial and technical talent necessary for its business. Arm China may also have difficulties accessing funding or enforcing contractual relationships. The realization of these or other risks related to Arm China’s business may have a material adverse effect on Arm China’s business, results of operations, financial condition and prospects and, by extension, our own. Since Arm China operates independently of us and we do not control Arm China, our ability to take measures to address the various risks facing Arm China is limited. If any of such risks related to Arm China’s business are realized, our revenue could materially decline and our results of operations could be materially adversely affected.
Under the IPLA with Arm China, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, similar to our other royalty customers, we are dependent on Arm China providing us with reliable and timely information. We perform various procedures to assess the reasonableness of Arm China’s data, and the IPLA includes rights for us to audit Arm China’s activities to ensure compliance with the IPLA. In the past, we have had issues obtaining timely and accurate information from Arm China, as well as enforcing our right to conduct an audit. We believe the underlying problems causing our past inability to obtain such information have been resolved, but we can provide no assurances that our access to Arm China’s records will not be inhibited again in the future or that Arm China will not suffer from any material weaknesses or significant deficiencies in its financial reporting. If Arm China does not provide us with timely and accurate information, our revenue could materially decline and our results of operations could be materially adversely affected. We are also dependent on Arm China paying us the amounts that it owes us in a timely manner and in full. In the past, we have received late payments from Arm China and have had to expend company resources to obtain payments from Arm China. Although these historical issues did not have a material impact on our operations, any future failure to pay us the amounts we are owed under the IPLA could have a material adverse effect on our business, results of operations, cash flows and financial condition.
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
Due to various factors, including local requirements, encouragement or incentives from, as well as the policies of, the PRC government promoting self-sufficiency (such as the “Made in China 2025” campaign or the “AI Plus” initiative), concerns over actual, threatened or potential U.S., U.K. or PRC government actions or policies, including trade or national security policies, or other reasons, PRC semiconductor companies and OEMs may increasingly develop their own technology and use such technology in their devices, or use our competitors’ technology in their devices. Specifically, the PRC government’s 15th Five-Year Plan and related initiatives have emphasized self-sufficiency, particularly with respect to key core technologies, such as semiconductors. As part of a government-wide effort to encourage investment and development of domestic semiconductor capabilities, the PRC government could encourage financing opportunities to our competitors in the PRC on favorable terms, or influence major PRC customers to favor adoption of IP of our competitors in the PRC over our own IP.
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
Economic conditions could continue to deteriorate in the future, including as a result of fluctuating inflation and interest rates, a sustained global semiconductor shortage, supply chain disruptions and any disruptions of international trade relationships, such as tariffs, export licenses or other government trade restrictions or new or continued conflicts. In particular, the semiconductor and electronics industries could fail to grow and sustained or increasing inflation could increase our operating expenses, increase costs for our customers and reduce demand for our products or our customers’ products. In addition, adverse economic conditions affect demand for devices that our products help create, such as smartphones, automobiles and servers. Longer-term reduced demand for these or other devices could result in reduced demand for our products and significant decreases in our licensing fees and royalty revenues over time. In addition, if our customers, distributors or other companies in the value-chain build elevated inventory levels, we could experience a decrease in short-term and/or long-term demand for our products. If any of these events or disruptions were to occur, the demand for our products could be materially adversely affected along with our business, results of operations, financial condition and prospects.
Our business and operating results are also vulnerable to interruption by other events outside of our control, such as earthquakes, fire, extreme weather events, power loss, telecommunications failures, epidemics, pandemics or other public health crises, political instability, geopolitical turmoil, such as the war in Ukraine and conflicts in the Middle East, including Iran, and any sanctions, export controls or restrictions on doing business with Russia and Belarus, or with other countries (including the PRC), as well as any resulting disruption, instability or volatility in the global markets and industries resulting from such conflict, pandemics, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of the recent resurgence and escalation of trade conflicts between the U.S. and the PRC as well as other major U.S. trade partners, the potential for deteriorating relations between the PRC and Taiwan and the associated disruptions to, or effects on, the semiconductor industry, military action or terrorist activities and associated political instability. Economic or political instability may undermine consumer confidence and/or cause current or potential customers, including the end customers of our customers or potential customers, to reduce or delay their technology purchases and investments. Such events could also materially adversely affect our ability to operate and supply our products to our customers, including by disrupting our global supply chain. See “—Risks Relating to Government Regulation and Legal Compliance—Our international operations expose us to risks in international jurisdictions and we may be negatively impacted by export restrictions and trade barriers.”
Furthermore, such geopolitical and economic factors could contribute to the fragmentation of the global semiconductor market, as certain countries, including the United States, seek more end-to-end control over architecture, leading to increased fragmentation and a reduced role for a global architecture. Countries may take political decisions to enforce the use of an alternative architecture, or locally generated implementations for certain use cases, to make their country more resilient in the case of trade barriers or for national security reasons. This could lead to increased costs to support region specific products, reduced revenue as a result of lost investment in territories that no longer use our products and potential market loss and loss of future licensing opportunities, all of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
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
The semiconductor industry relies on a limited number of manufacturers whose operations tend to be concentrated in certain geographic regions to manufacture chips and other products, and developments that adversely affect such regions or manufacturers could have a material adverse effect on our business, results of operations, financial condition and prospects.
The semiconductor industry relies on a limited number of companies to manufacture chips and related products. The chip manufacturing operations of these companies are concentrated in certain geographic regions, including Taiwan and other parts of East Asia, which makes us susceptible to adverse developments in these regions’ economic and political conditions, particularly to the extent that such developments create an unfavorable business environment that significantly affects our and our customers’ operations or the foundries and other contract manufacturers which we rely. These manufacturers or the geographic regions in which they operate may be impacted by events outside of our or their control, including, among other things, company-specific operational issues, trade conflicts and military action or terrorist activities and associated political instability, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. Although the governments of certain countries, including the U.S., have taken actions to make their countries more attractive for chip manufacturing operations, there can be no assurances that the current geographic concentration of chip manufacturing will be meaningfully changed in the near term or at all.
Any escalation in geopolitical tensions in Asia, particularly between the PRC and Taiwan, could significantly disrupt semiconductor chip manufacturing and interrupt the global semiconductor chip supply chain. A significant portion of the world’s semiconductor manufacturing is in Taiwan, and increased geopolitical tensions there could exacerbate supply chain disruptions. In addition, geopolitical conflicts, such as the war in Ukraine and conflicts in the Middle East, including Iran, could lead to market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing.

New technologies may use algorithms that are not suitable for a general-purpose CPU, such as our processors, and the failure to successfully implement new technologies in our processors could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.
New technologies may use algorithms that are not suitable for a general-purpose CPU, such as our processors. Consequently, our processors may become less important in a chip based on our products, thus eroding its value to the customer and resulting in lower revenue for us. If we are unable to develop and commercialize processors that are compatible with new technologies or competitors are successful in developing compatible technologies more quickly or efficiently than we can, our business, competitive position, results of operations, financial condition and prospects may be materially and adversely affected. In addition, the introduction of new technologies into our processors may increase IP, cybersecurity, operational, data protection and technological risks and result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could materially and adversely affect our business. As a result of the complexity and rapid development of new technologies, it is not possible to predict all the legal, operational or technological risks related to use of such technologies.
We rely on our management team and will need additional talent to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified talent could harm our business.
Our future success is substantially dependent on our ability to attract, integrate, retain and motivate our management team and other key talent and we are particularly dependent on our senior management team, including Mr. Haas, our Chief Executive Officer, Mr. Child, our Chief Financial Officer, Mr. Collins, our Chief Legal Officer, Mr. Grisenthwaite, our Chief Architect, and other key employees. In April 2026, Mr. Haas was appointed as Chief Executive Officer of SoftBank Group International (“SBGI”), which manages certain portfolio companies of our controlling shareholder, SoftBank Group. Mr. Haas’s role at SBGI is expected to be limited and part-time. Mr. Haas will continue to serve as our Chief Executive Officer and a member of our Board of Directors. This strategic appointment seeks to strengthen the integration between Arm and certain portfolio companies of our controlling shareholder, SoftBank Group, focusing on accelerating AI and semiconductor strategies. Although policies and procedures are in place to address any conflict of interest between Arm, SoftBank Group and/or any of its affiliates, this arrangement may lead to competing demands for Mr. Haas’s time and attention, and may have an adverse effect on our business, results of operations, financial condition and prospects and subject us to increased legal, governance, accounting, regulatory, operational risks, and unforeseen conflicts.
Competition for highly skilled talent, and particularly engineers, can be intense. Other companies may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. We experience voluntary attrition on an ongoing basis. If we lose the services of any of our senior management, other key talent or a significant number of our engineers or sales and marketing talent, our development efforts or business relationships could be disrupted, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Our future success significantly depends on our ability to identify, attract, motivate and retain qualified engineers and consultants with the requisite educational background and industry experience. Competition for such qualified engineers is intense and the cost of attracting and retaining qualified employees and consultants may increase without a corresponding increase in the prices we charge our customers, which could materially and adversely affect our profitability. In certain geographic regions, there is also intense competition for sales and marketing talent, which may adversely affect our ability to expand into new markets. Particularly, changes to the U.K.’s and U.S.’s border and immigration policy could occur, potentially affecting our ability to recruit and retain employees from outside the U.K or U.S. If we are unsuccessful in attracting and retaining qualified talent to fulfill our current or future needs, our business, results of operations, financial condition and prospects could be materially and adversely affected.
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
In addition, we have in the past divested and reduced, and may in the future divest or reduce, our investment in certain businesses or product lines from time to time. For example, on August 26, 2025, the Company completed the sale of its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os to Cadence Design Systems, Inc. (“Cadence”). Such divestitures involve risks, such as the difficulty of identifying and separating out specific assets within a business, distracting employees, incurring potential loss of revenue and cash flow, negatively impacting margins, and potentially disrupting customer and employee relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both.
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
The goodwill and other intangible assets recognized in our financial statements represented 15% and 2%, respectively, of our total assets as of March 31, 2026 (18% and 2%, respectively, as of March 31, 2025). Within other intangible assets, our principal assets are our patents and licenses (10% of total other intangible assets as of March 31, 2026) and software or software assets under construction (90% of total other intangible assets as of March 31, 2026). Any further acquisitions may result in our recognition of additional goodwill or other intangible assets. We evaluate on a regular basis whether all or a portion of our goodwill and other intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would negatively affect our results of operations. We have recognized impairments in the past.
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
Our success and ability to compete depend significantly on protecting our IP rights. We primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and contractual protections, such as confidentiality, invention assignment and license agreements with our employees, customers, third-party partners and others, to protect our IP rights. The steps we take to protect our IP rights may be inadequate. We also may not be able to obtain desired patents, and our pending (of which we currently have approximately 2,750) or future patent applications, whether or not being currently challenged, may not result in the issuance of patents with the scope of protection we seek, including in jurisdictions of strategic importance and, if issued, may not provide any meaningful protection or competitive advantage. The scope of our patent protections may be adversely affected by changes in legal precedent and patent office interpretation of these precedents. Further, patents directed to particular subject matter associated with our business (e.g., CPU architecture) may be difficult to obtain and enforce in many jurisdictions and there may also be limits on recovery for damages in those jurisdictions. Any of our existing patents, and any future patents, may be challenged, narrowed, invalidated or circumvented. Further, we may be unsuccessful in executing adequate invention assignment agreements with all employees, contractors or other third parties involved in the development of our IP portfolio. In certain jurisdictions, rights to IP developed by our employees or contractors or other third parties may not automatically vest in us, and our employees or contractors or other third parties may claim ownership in IP that we believe is owned by us. We may also be required to spend significant resources to establish, monitor and protect our IP rights, particularly as we expand our operations globally.
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
Litigation may be necessary in the future to enforce our patents and other IP rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement, misappropriation or invalidity. We have in the past been and may in the future be subject to claims by third parties alleging our infringement, misappropriation or other violation of third-party IP rights, including patent rights, or misuse of third-party confidential information. Additionally, our increasing use of AI internally as well as our entry into production silicon may increase these risks. Any such litigation, whether or not determined in our favor or settled by us, would divert the efforts and attention of our management and technical talent from normal business operations, could be costly, require us to enter into royalty or licensing arrangements, subject us to damages or injunctions restricting the sale of our products, result in the invalidation of a patent or family of patents, require us to refund license fees to our customers or to forgo future payments or require us to redesign or rebrand certain of our products, any one of which could have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, our efforts to enforce our IP rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our IP rights.

In addition, counterparties in litigation may have greater resources that they can dedicate to litigation-related matters than we can. Moreover, litigation against current or former customers and partners may adversely impact existing relationships. Accordingly, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our IP rights.
In any potential dispute involving our patents or other IP, our licensees or the customers of our licensees could also become the target of litigation and we may be bound to indemnify such parties under the terms of our customer agreements. Although we do not agree to indemnify our customers’ end customers and our indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to us and end customers may initiate claims against us as well. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” In addition to the time and expense required for us to indemnify our licensees or the customers of our licensees, such parties’ development, marketing and sales of chips and end products utilizing our products could be severely disrupted or discontinued as a result of litigation, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and prospects.
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
We are currently involved in pending litigation, and may in the future become involved in litigation, government investigations or regulatory proceedings that may adversely affect us.
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
On August 31, 2022, we sued Qualcomm and Nuvia, in the U.S. District Court for the District of Delaware alleging that, inter alia, Qualcomm and Nuvia breached the termination provisions of Nuvia’s Architecture License Agreement (the “Nuvia ALA”) with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm. Our complaint sought, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology, and to stop their improper use of our trademarks with their related products. The claims were tried to a jury in December 2024. The jury failed to reach a complete verdict on the three issues presented to it. The jury concluded that certain technology was licensed to Qualcomm under the Qualcomm license and that Qualcomm had not breached the Nuvia ALA but failed to reach a verdict on whether Nuvia breached the Nuvia ALA. Both parties filed post-trial motions seeking judgment as a matter of law, and we also sought a new trial on the issues that were tried. On September 30, 2025, the Court affirmed the jury verdict on the issues on which it reached a conclusion and granted Qualcomm judgment as a matter of law in its favor to conclude that Nuvia did not breach the Nuvia ALA. We have filed an appeal with the United States Court of Appeals for the Third Circuit, which is currently pending.
On April 18, 2024, Qualcomm brought a new action in Delaware against Arm Holdings plc, asserting claims that were rejected for inclusion in the original action. In this new action, Qualcomm asserted that we failed to satisfy certain delivery obligations under Qualcomm’s Architecture License Agreement with us (the “Qualcomm ALA”). On December 16, 2024, Qualcomm amended its complaint to add allegations relating to an Arm notice of breach of the Qualcomm ALA and related tort and anti-competition claims. In 2025, Qualcomm amended its complaint again to add claims relating to an alleged breach of Qualcomm’s Technology License Agreement.
On January 7, 2026, Qualcomm’s motion seeking to add Arm Limited, our wholly-owned subsidiary through which we have historically conducted our business, to the April 2024 lawsuit was denied. Subsequently, Qualcomm filed a separate lawsuit against Arm Limited seeking to make the April 2024 lawsuit’s allegations against Arm Limited. In March 2026, the lawsuit against Arm Limited was consolidated with the April 2024 lawsuit against us. On March 30, 2026, Qualcomm filed an amended complaint against only Arm Limited seeking to add another breach of contract claim. We have moved to strike this new claim. We disagree with the assertions made by Qualcomm (as referred to above) and intend to vigorously defend against them. The case is expected to go to trial in the fourth calendar quarter of 2026.
We can provide no assurances regarding the outcome of either litigation or how the litigation will affect our relationship with or revenue from Qualcomm, which is currently a major customer of ours and accounted for 9% of our total revenue for the fiscal year ended March 31, 2026. These cases will likely require significant legal expenditures going forward and may also require substantial time and attention from our executives or employees, which could distract them from operating our business. Further, we are subject to antitrust laws and regulations in multiple jurisdictions, which could and has from time to time subjected us to investigations by antitrust regulators. Our involvement in litigation with Qualcomm or in any antitrust investigation could cause us to incur significant reputational damage in the industry, in our relationship with Qualcomm or in our relationship with other third-party partners.
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
Our products have in the past and could have a substantial technical flaw or an undetected design error, which could result in unanticipated costs. Our products are used in billions of consumer and enterprise products across a wide range of industries, and many of these products are depended on by individuals and businesses. We use third-party AI software products in our business, including use by our engineers. AI software products rely on extracting and processing data from various sources, including third parties, and new training methods, and the resulting products offered by us or our customers may contain unknown or undetected defects and errors, or reflect unintended bias. The discovery of any design defect, fault or bug associated with our products, including those resulting from third-party suppliers, as well as any ensuing litigation or claims for indemnification could adversely affect our reputation and our relationships with partners, thereby having a material adverse effect on our business, results of operations, financial condition and prospects. Any such defects, faults or bugs could cause us to lose customers, increase our service costs, subject us to liability for damages or divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations, financial condition and prospects. The ramifications of a design defect, fault, or bug may be further exacerbated by the fact that many of our products are based on a common architecture and our new architecture products often are based on legacy products. Accordingly, a design defect, fault, or bug may affect multiple end products that are based on the same products, thereby potentially exposing us to additional liability and requiring additional resources to remedy the error.
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
Furthermore, selling production silicon exposes us to product liability, warranty, and performance guarantee risks that are materially different from those associated with our traditional IP licensing business. If our production silicon fails to meet contractual specifications or customer expectations, we may face warranty claims, product liability claims, performance-related penalties or credits, contractual damages, reputational harm affecting both our production silicon and IP licensing businesses, and potential litigation or regulatory investigations. Our warranty and indemnification obligations for production silicon may be substantially greater in scope and amount than those associated with our IP licensing business, and we may not have adequate insurance coverage or reserves to cover all potential claims. Any significant product liability claims, warranty obligations, or performance failures could have a material adverse effect on our business, results of operations, financial condition, and prospects.
Security vulnerabilities have previously been, and may continue to be, identified in our products, and it is possible that vulnerabilities may not be mitigated before they become known or at all. Publicity related to any such security vulnerabilities, whether accurate or inaccurate, and any attempted or successful exploitation of such vulnerabilities, may cause increased third-party attempts to identify additional security vulnerabilities or could result in litigation, indemnification or other regulatory actions or inquiries, which could harm our brand and have an adverse effect on our business and results of operations and financial performance.
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
We collect, store and otherwise process certain personal, confidential and proprietary information in the operation of our business, including trade secrets, customer information, corporate data, personal information and other sensitive and protected data. Further, our third-party partners and customers regularly provide us with highly sensitive information, including details about their future product plans and roadmaps. Any unauthorized access to or disclosure of this information, whether inadvertent, malicious or as the result of a cyberattack, security breach or other similar incident, could have a material adverse effect on our third-party partners and customers as well as our own operations, which may in turn result in significant damage to our reputation, business and operating results.
Cyberattacks, including, but not limited to, ransomware events, computer viruses or other malware, phishing, denial of service attacks, illegal hacking and credential stuffing, targeted attacks driven by AI tools, or other malicious attempts to compromise and/or interrupt the operation of information technology systems continue to increase in frequency, magnitude and sophistication. These increasing threats are being driven by a variety of sources, including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, advanced persistent threat actors, and hacking by groups and individuals. These sources can also implement social engineering techniques to induce our third-party partners, users, employees or customers to disclose passwords or other sensitive information or take other actions to gain access to our or our third-party partners’ data or our users’ data. Additionally, the increased usage of AI internally may create new attack surfaces or methods for malicious actors and may increase the risk of unintended or inadvertent transmission of our proprietary or confidential information. We have also incorporated third-party data into some of our or third-party AI models and used proprietary and open-source datasets to train our or third-party models and may continue to do so. These datasets may be flawed, insufficient, or contain certain biased information, and may otherwise decrease resilience to security incidents that may compromise the integrity of our AI outputs, leading to potential reputational damage, regulatory scrutiny, or adverse impacts on the performance and reliability of our products, which could, in turn, materially and adversely affect our partners' and customers’ operations and trust. We may have limited insight into the data privacy or security practices of third-party providers, including for our AI algorithms. Techniques, including techniques based on or otherwise using AI, used to obtain unauthorized access to, or to sabotage, systems or networks are constantly evolving and may not be recognized until launched against a target. In addition, as new AI models are developed and released, the ability of cyberattacks to use these models to detect and exploit vulnerabilities may significantly increase. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection, containment, or remediation of, or other responses to, such cyberattacks, security breaches and other similar incidents. Geopolitical instability, such as ongoing conflict between Russia and Ukraine and conflicts in the

Middle East, including Iran, may increase the likelihood that we or our third-party partners and customers could experience direct or collateral consequences from cyber conflicts between nation-states or other politically motivated actors targeting critical technology infrastructure. Furthermore, we may in the future acquire companies that have less robust security measures, which may expose us to increased risk of cyberattacks, security breaches or other similar incidents. As we increase our customer base and our brand becomes more widely known and recognized, and as our products are used in more heavily regulated industries where there may be a greater concentration of sensitive and protected data, such as healthcare, government, life sciences and financial services, we and our third-party partners may become more of a target for these malicious actors.
Cyberattacks, security breaches or other similar incidents with respect to our information technology systems or those of our third-party partners could result in unauthorized access to, or misappropriation, loss of availability or integrity, disclosure, modification, misuse, loss, destruction or theft of, personal, confidential and proprietary information belonging to us or our employees, third-party partners, customers or suppliers, requiring us to notify individuals, regulators, customers, or other persons under applicable laws or contractual obligations. Such incidents could also cause a significant disruptive effect on our services, which could result in us, our third-party partners or our customers suffering significant financial or reputational damage and potential third-party legal action. If our security measures are, or are believed to be, inadequate or breached as a result of third-party action, including third-party partners that have access to our internal network and environment, employee negligence, error or malfeasance, fraud, product defects, accidental technological failure, social engineering techniques, improper user configuration or otherwise, and this results in, or is believed to result in, compromise of the confidentiality, integrity or availability of our data or our third-party partners’ and customers’ data, or otherwise causes a significant disruptive effect on our services, we could incur significant liability to various parties, including our third-party partners and customers, and to individuals or organizations whose information is being processed by us, our third-party partners or our customers. Further, such information and data being stored in foreign jurisdictions, could lead to us being required to disclose or provide access to data or other IP to a foreign government pursuant to national security or other laws of such foreign jurisdiction. Any perceived or actual violation of security, data protection and/or reporting obligations under relevant privacy and data protection laws, regulations, rules, standards and other obligations could also result in regulatory inquiries, investigations and enforcement actions, fines and/or legal action. We spend significant effort to detect and prevent cyberattacks, security breaches and other similar incidents, and we may face increased costs and be required to expend substantial resources in the event of an actual or perceived cyberattack, security breach or other similar incident. While we and our third-party partners and customers have experienced cyberattacks, including attempts to breach our information technology systems, and may experience cyberattacks in the future, as of the date of this Annual Report, we have identified no material breaches of our information technology systems. We can provide no assurances that we will not experience material breaches of our information technology systems in the future, that our third-party partners and customers will not experience breaches of their information technology systems in the future that are material to us, or that we or our third-party partners and customers have not experienced such a breach but have not yet discovered it.
Hardware and software we procure from third parties, including AI software, or through open-source solutions may contain vulnerabilities and be susceptible to cyberattacks, security breaches or other similar incidents. Additionally, our vendors or service providers may suffer, or be perceived to suffer, cyberattacks, security breaches or other similar incidents that may compromise data stored or processed for us or that may result in a compromise of our information technology system, which may also give rise to any of the foregoing. In addition, in certain circumstances, we provide third-party partners with access to our internal networks and environment, which may increase the risk of security vulnerabilities and cyberattacks. Our ability to monitor our vendors’ and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, disclosure, loss, acquisition, modification, unavailability, destruction or other processing of, our and our customers’ data. If our vendors or service providers suffer cyberattacks, security breaches or other incidents, we may be unable to perform essential functions to operate our business. To the extent any of our IP is compromised as a result of a security breach experienced by us or by a vendor or service provider, and we do not promptly identify or are not promptly made aware of such breach, we may incorporate compromised IP in our products, thereby making customer implementations of our products vulnerable to future cyberattacks, security breaches or other similar incidents. Moreover, if we, or any of our vendors or service providers, experience a security breach resulting in the exfiltration of confidential data about our information technology systems, such data may provide additional avenues for further attacks. In addition, employees and contractors, and former employees and contractors, including those who become employees or contractors of competitors or other third parties, may misappropriate, wrongfully use, publish or provide to our competitors or other third parties our personal, proprietary or confidential information.

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
We have disaster recovery and business continuity plans in place for all critical systems and key business services, which are reviewed and tested regularly. However, these plans may not be successful in preventing delays or other complications that could arise from information technology systems failure or cyberattacks and, if they are not successful, insurance may not adequately compensate us for all losses that may occur and have a material adverse effect on our business, results of operations, financial condition and prospects.
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
In addition, our brand and reputation may be damaged by the actions of third parties that are imputed to us. For example, although Arm China operates independently of us, Arm China uses our trademarks in its marketing and branding. To the extent that Arm China’s actions are imputed to us due to Arm China’s use of our trademarks, our own brand and reputation may suffer significant damage. Furthermore, our CEO has been appointed CEO of SoftBank Group International and sits on the board of SoftBank Group. To the extent SoftBank’s actions are imputed to us due to this connection, our own brand and reputation may suffer significant damage in relation to matters outside our control.
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

There are evolving expectations from governments, customers, partners, regulators, investors, and other stakeholders related to ESG practices and disclosure. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward us, which could have a negative impact on the trading price of our securities and our access to and costs of capital. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and the trading price of our securities. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.
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
We are required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting, including control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. In addition, our independent registered public accounting firm is required to express an opinion on the effectiveness of our internal control over financial reporting on an annual basis. For example, for the fiscal years ended March 31, 2022 and 2021 we identified a material weakness relating to our information technology general controls over information systems that are necessary for preparation of our financial statements. To address the material weakness, we implemented a remediation plan which was completed during the fiscal year ended March 31, 2025, and management has concluded that the material weakness has been remediated. There can be no assurance that similar control issues will not be identified in future periods. When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq and may become subject to investigations by the SEC, Nasdaq, or other regulatory authorities.

Risks Relating to Government Regulation and Legal Compliance
Our international operations expose us to risks in international jurisdictions and we may be negatively impacted by export restrictions and trade barriers.
Our headquarters are in the U.K., and we currently also have operations in various jurisdictions around the world, including the U.S., Europe, the PRC, India, South Korea, Japan, and Taiwan. We may in the future expand our operations either within these jurisdictions or to new jurisdictions or otherwise reorganize our operations. Risks associated with these international operations include exposure to political, economic and financial conditions and expected and unexpected changes in legal and regulatory environments. As we continue to develop our business to include new products and solutions, these risks may evolve or expand. We may, from time to time, enter into strategic partnerships, joint ventures or similar business relationships with entities in foreign jurisdictions, including governmental or quasi-governmental entities, pursuant to which we may be required to license or transfer certain of our IP rights to such entities. For example, we recently entered into a strategic partnership with Danantara Indonesia, the sovereign investment institution of the Republic of Indonesia. Such relationships could expose us to increased risks inherent in such activities, such as protection of our IP, economic and political risks, and contractual enforcement issues. In addition, we could face potentially adverse tax consequences from our international expansion, changes in our international operations or changes in tax laws in any of the multiple jurisdictions in which we operate. Managing operations in multiple jurisdictions also places further strain on management’s time and our ability to manage overall growth. These risks could have a material adverse effect on our business, results of operations, financial condition and prospects.
We are subject to governmental export and import requirements that could subject us to liability or restrict our ability to license our products. If the U.S. Department of Commerce were to further broaden U.S. export restrictions on advanced semiconductors or foreign-origin items, these expanded restrictions would subject more of our products to U.S. export controls and could impose export restrictions on the licensing and delivery of impacted items to certain customers and trading partners. Furthermore, if the U.S. Government implemented expanded economic sanctions on specific countries or regions, that could impact our portfolio. For instance, over the last couple of years and in response to changing geopolitical events, the U.S. has introduced significant changes to export controls and sanctions with respect to advanced AI semiconductors, as well as “countries of concern” (e.g., Russia and the PRC), and, while unpredictable, we anticipate additional changes to such regulations in the future.
Trade relations between countries where we do business or where our customers have end customers have recently been volatile. For example, the U.S. Government has imposed enhanced sanctions and export controls on the semiconductor industry, in particular advanced computing chips and services, impacting the provision of certain services and cross-border transfer of technology and software products and announced new licensing requirements which impact exports of some of our customer’s ICs and certain related items, and these restrictions are subject to frequent change or expansion and could have a material adverse effect on our business. The collective impact of the rules, described below, have in the past and may in the future reduce our ability to license our products directly to entities and end users in affected countries and could potentially harm our commercial relationships by limiting the ability of certain of our customers and partners to manufacture, ship, or receive chips and end products incorporating certain of our products.
During 2025, the U.S. Government published export control rules and guidance on advanced compute chips and services, large compute clusters, closed-weight AI models, Gate All-Around Field-Effect Transistor (“GAAFET”) and High Bandwidth Memory (“HBM”) technologies, and semiconductor manufacturing equipment, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The rulemakings in 2025 also results in new additions to the U.S. Entity List and modifications to the scope of items subject to license requirements for certain entities on the U.S. Entity List. As a result, our ability to license our products to designated countries or entities could be reduced, and our commercial relationships could be further harmed by limiting the ability of certain of our customers and partners from shipping chips and end products incorporating certain of our products. For instance, given U.S. and U.K. trade and national security policies regarding exports of technology with potential advanced compute or military uses, it is unlikely that we would be able to obtain a U.S. or U.K. export license for certain high performance compute cores in the Neoverse series processor family. This and any similar limitations could also reduce our revenues and cause significant uncertainty in our products roadmap, which could have an adverse effect on our business, results of operations, financial condition and prospects.
In addition, in May 2025, the U.K. updated its advanced compute export control rules to align with similar rules in the U.S., which could have an adverse effect on our business, results of operations, financial condition and prospects.

Also in 2025, the U.S. administration announced increased tariffs applicable to U.S. imports from all countries with some countries subject to a flat 10% tariff and others subject to higher individualized tariffs, known as reciprocal tariffs. Since the initial announcement of tariffs, a pause on certain tariffs for most countries, including China went into effect for 90 days, and exemptions were announced for certain strategic sectors, including semiconductors and electronics. On February 20, 2026, the U.S. Supreme Court issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act (“IEEPA”). Following the Supreme Court’s decision, the U.S. administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. Although temporary relief has been provided from certain newly imposed tariffs and new trade agreements may be negotiated with existing trade partners, the economic uncertainty surrounding these actions, or the prospect that these or similar actions will be taken, could result in adverse consequences to us, including, among others, causing new or existing customers to decrease their level of business with us or causing our customers to increase the prices of their products to offset increased costs resulting from global trade conditions, which could make them less competitive. The ultimate availability, timing, and amount of any potential tariff refunds remains highly uncertain and are subject to further legal, regulatory and administrative developments.
Further, BIS initiated a Section 232 investigation in 2025 into the effects of U.S. national security of imports of, among other things, semiconductors and semiconductor manufacturing equipment. The investigation resulted in an announcement of tariffs, effective January 15, 2026, applicable to NVIDIA H200 and AMD MI325X chips and systems incorporating such chips.
In addition, in 2026, the U.S. government launched a "Section 301" investigation into semiconductors and significantly expanded Section 232 tariffs on steel, aluminum, and copper to apply to the value of the full product not just the value of the metal contained within the full product.
While tariffs on imports into the U.S. do not directly apply to our licensing and royalties, these measures may increase costs and/or reduce distribution in key markets. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices to adequately address any restrictions, it could result in lower margins on products sold or fewer products sold, which would reduce royalty revenues.
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
In addition, a portion of our revenue is derived from contracts with governmental entities, governmental subcontractors and public universities. Our contracts with such entities, including in the U.K., the European Union and its member states, and the U.S., are subject to various regulations and other requirements relating to their formation, administration and performance. We may be subject to audits and investigations relating to government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of the contract, payment of fines or suspension or debarment from future government business.
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
AI and ML are subject to a changing regulatory landscape in multiple jurisdictions in which we operate, and may present certain reputational risks.
The development and use of AI and ML are the subject of evolving review by various governmental and regulatory bodies and agencies. New and updated laws, rules, directives, and regulations governing the use of such technologies may adversely affect the ability of our business to develop, use and commercialize such technologies and processors and products that use, incorporate or otherwise rely on such technologies. Several jurisdictions have already enacted measures related to the development and use of AI and ML in products and services and new laws, rules, directives and regulations will likely emerge over time. We may not always be able to anticipate how courts and regulators will apply existing laws to AI, to predict how new legal frameworks will develop to address AI, or to otherwise respond to these frameworks, as they are still rapidly evolving. Increased regulation may impact our customers’ ability to develop and deploy AI-systems that rely on our products. It is not possible to predict all of the risks related to the use of AI and ML. Changes in laws, rules, directives, and regulations governing the use of AI and ML may materially and adversely affect our business and operating results, increase our compliance costs or subject us to legal liability.
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
As of May 21, 2026, SoftBank Group beneficially owns approximately 86.4% of our total issued and outstanding share capital, representing a majority of the total voting power of our ordinary shares. As a result of SoftBank Group’s ownership, we are a “controlled company” under the Nasdaq corporate governance standards.
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
As of May 21, 2026, SoftBank Group beneficially owns approximately 86.4% of our total issued and outstanding share capital. As a result, for so long as SoftBank Group and its controlled affiliates hold shares representing a majority of the votes entitled to be cast by the holders of our outstanding ordinary shares at a shareholder meeting, SoftBank Group will generally have the ability to control the outcome of any matter submitted for the vote of our shareholders, except in certain limited circumstances as set forth in the Articles of Association, as amended (the “Articles”) and the Companies Act.
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
In addition, some of our directors and officers currently, and in the future may, directly or indirectly own equity interests in SoftBank Group, and Mr. Son is also the Chairman and Chief Executive Officer of SoftBank Group and Mr. Haas is a director of SoftBank Group. In addition, Mr. Haas is party to an agreement pursuant to which he provides certain advisory and consulting services to SoftBank Group, and, in April 2026, Mr. Haas was appointed as Chief Executive Officer of SoftBank Group International, which manages certain portfolio companies of SoftBank Group. Ownership of such equity interests by our directors and officers and the presence of Messrs. Son and Haas, as the chair of our Board of Directors and our CEO and a director, respectively, could create, or appear to create, conflicts of interest with respect to matters involving both us and any one of them, or involving us and SoftBank Group or any of its affiliates. Provisions of the Articles address corporate opportunities that are presented to our directors that are also directors or officers of SoftBank Group. We cannot assure you that the Articles will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and SoftBank Group. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.
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
SoftBank Group has engaged, and may from time to time engage, in financing transactions involving our shares (including ADSs representing our shares), such as loans whereby our shares are pledged as security. We may be unable to influence the timing or terms of financing transactions by SoftBank Group involving our securities. In addition, certain subsidiaries of SoftBank Group have entered into a margin loan facility secured by our ordinary shares (the “SoftBank Group Facility”). We have no material obligations with respect to the SoftBank Group Facility. The SoftBank Group Facility is initially secured by a pledge of 769,029,000 of our ordinary shares, which, as of May 21, 2026, represents a 72.0% equity interest in us. We face various risks in connection with the SoftBank Group Facility. The SoftBank Group Facility contains, and such other financing transactions may contain, provisions that, subject to their terms, require prepayment if certain events or circumstances occur, including certain change of control transactions or in the event the trading price of our ADSs declines below certain thresholds. From time to time, subject to certain requirements under the terms of the SoftBank Group Facility and any other such financing transactions, SoftBank Group or the relevant subsidiary of SoftBank Group, as applicable, may consider it advisable to sell shares in order to finance the prepayment or repayment of such financings, which number of shares may, individually or in the aggregate, be significant. In addition, in connection with the SoftBank Group Facility and any other such financings, if the price of our ADSs declines to certain levels, absent a repayment of the applicable financing, SoftBank Group may be required to provide additional collateral. For instance, the SoftBank Group Facility could be subject to a “margin call” by the providers of the facility if, among other events, the loan-to-value exceeds a certain threshold. In the event of such a margin call, the relevant subsidiary of SoftBank Group would need to deposit additional funds with the providers of the facility and may decide to sell some of the pledged shares to provide such funds. In the case of non-payment at maturity or another event of default, the providers of the SoftBank Group Facility and any other such financing may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. The foreclosure on our shares that are initially pledged as collateral for the SoftBank Group Facility could cause a change of control of us and if such shares are sold, such sales could cause the trading price of our ADSs to decline. Sales of our securities in connection with the SoftBank Group Facility and any other such financing transactions, whether by SoftBank Group or upon enforcement against collateral, could have a material and adverse effect on our business, results of operations, access to equity capital and the trading price of our ADSs.
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
While we are a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and may opt out of certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.
We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all the disclosure requirements applicable to companies organized within the U.S. For example, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq. Because of the exemptions above, our shareholders will not be afforded the same protections or information than what is accorded to investors holding shares in public companies organized in the U.S.

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
•publications, reports or other media exposure of our licensed products, our business, or those of others in our industry, including reports or coverage by industry or equity research analysts, or of our industry generally;
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
If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, it is our understanding that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs.
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
Generally, if a United States person is treated as owning, directly, indirectly or constructively, at least 10% of either the total value or total combined voting power of our stock, such U.S. investor may be treated as a “United States shareholder” with respect to each CFC in our group, if any, for U.S. federal income tax purposes. A non-U.S. corporation will generally be classified as a CFC for U.S. federal income tax purposes if United States shareholders own, directly, indirectly or constructively, in the aggregate, more than 50% of either the total value or the total combined voting power of the stock of such corporation. In 2025, legislation commonly known as the One Big Beautiful Bill Act (the “OBBBA”) reinstated section 958(b)(4) of the Internal Revenue Code of 1986, as amended (the “Code”), for taxable years of foreign corporations beginning after December 31, 2025. This change in law had the effect of eliminating certain downward attribution for purposes of determining constructive stock ownership under the CFC rules. By limiting constructive attribution of stock, that provision reduces the likelihood that we or any of our non-U.S. subsidiaries will be treated as CFCs relative to periods prior to the provision’s reinstatement. However, in the event that we or any of our non-U.S. subsidiaries is or becomes a CFC, a United States shareholder of such CFC will generally be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income” (renamed “net CFC tested income” for taxable years beginning after December 31, 2025, pursuant to the OBBBA) and investments of earnings in U.S. property, regardless of whether such CFC makes any distributions to its shareholders. Additionally, an individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may also subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from expiring. We cannot provide any assurances that we will furnish to any United States investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Code or with respect to whether such investor is treated as a United States shareholder with respect to us or our non-U.S. subsidiaries that are CFCs, and the U.S. Internal Revenue Service (the “IRS”) has provided only limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.
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
Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended March 31, 2026, and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and no assurances can be made in this regard. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
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
We conduct business globally and file income tax returns in multiple jurisdictions. Our income tax rate, results of operations, cash flows, financial position and the tax treatment of our ADSs and ordinary shares could be materially adversely affected by many factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms; the practices of tax bodies in jurisdictions in which we operate, including any competent authority and its ability to resolve instances of double taxation; and the resolution of issues arising from tax examinations.
In addition, we carry out extensive research and development activities. We benefit in the U.K. from the research and development expenditure credit (“RDEC”) regime, which provides relief against U.K. corporation tax. Broadly, RDEC provides a tax credit equal to 20% of ‘qualifying research and development expenditure’. We also benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%. If there are unexpected adverse changes to the RDEC or the “patent box” regimes or we are unable to qualify for such tax incentives, then our income tax rate, results of operations, cash flows and financial condition may be adversely affected.
We believe that our provision for income taxes and our tax assets and liabilities is reasonable, but the ultimate tax outcome of our tax positions may differ from the amounts recorded in our financial statements and such differences may materially affect our financial results in the period or periods in which such outcome is determined and impact our future income, cash flows and balance sheet.
Item 4.    Information on the Company
A.    History and development of the company
Corporate Information
The Company is a global leader in the semiconductor industry. The Company’s principal operations and activities are the licensing, marketing, research and development of central processing unit (“CPU”) IP, graphics processing unit IP, systems IP, compute subsystems (“CSS”), and associated software, tools and other related services. In March 2026, the Company announced it is expanding its compute platform into production silicon products with the Arm AGI CPU.
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
B.    Business Overview
Industry Background
Semiconductors are indispensable to everyday life. In today’s technology-driven world, semiconductors are the enablers of the devices and infrastructure that facilitate virtually everything people do. As consumers and enterprises continue to demand more from their devices, we expect the demand for high-performance and energy-efficient semiconductors to continue to expand. We expect a plethora of products to become smart, connected and AI-enabled. AI use cases are emerging across all of our end markets, including smartphones, personal computers (“PCs”), consumer electronics, autonomous solutions, industrial devices and data centers.
The massive expansion of AI, data, and advanced software applications is driving demand for high-performance and power efficient compute. Mobile devices must manage compute-intensive applications like video streaming, yet are limited by the energy stored in their batteries. Data centers must cope with rising AI training and inference needs while limited by the power available from the grid. The transition to electric vehicles and autonomous driving is increasing pressure on automakers to increase compute power without limiting vehicle range. Collectively, these considerations result in the need for innovation in chip design to address market demands for an optimal balance of performance, efficiency, and cost across end markets. The Arm compute platform enables customers to address increasingly complex workloads with a broad suite of powerful, energy efficient solutions from our CPU IP and CSS offerings to our production silicon product, the Arm AGI CPU.
Further, the resources required to develop leading-edge products are significant and continue to increase exponentially as chip complexity increases, manufacturing process nodes shrink, and manufacturing times increase. Arm has developed an ecosystem that plays an increasingly valuable role in the chip design process by providing specialized capabilities and expertise that enable semiconductor suppliers to focus on their core product differentiation, while keeping pace with market innovation. Arm helps its customers facilitate innovation and enhance customers’ competitive positioning by reducing the complexity, risk, cost, and time-to-market for new products..
Many OEMs historically have used “off-the-shelf,” or “merchant,” semiconductors when building their product offerings. However, that is changing as many leading OEMs are now building custom chips in-house that deliver greater performance and greater efficiency at an equal or better price for a particular use case. Now AI is further transforming the global computing infrastructure. With the recent expansion beyond IP and CSS offerings to include Arm-designed silicon products, we believe this gives partners the broadest set of options to build on Arm and will help enable faster innovation across the AI ecosystem.
For a discussion of our business’s cyclical nature, see “Item 5. Operating and Financial Review and Prospects—D. Trend information—Key Factors and Trends Affecting Our Operating Results—Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry.”
Our Company
Arm architects, develops, and licenses our high-performance, and energy-efficient Arm compute platforms, and as of March 2026, we have expanded our offerings to include Arm-designed silicon products with the introduction of the Arm AGI CPU. Our CPU products address diverse requirements for performance, power, and specific use cases. Our complementary products include GPU and NPU accelerators, system IP, such as interconnects, and others. The world’s leading technology companies rely on the Arm compute platform to develop their products.
Every CPU has an architecture, which defines the software instructions that can be executed by the CPU. The architecture is essentially a common language for software developers. It sets the foundation for a large library of compatible software which runs on those CPUs, including our Kleidi libraries that help developers optimize their AI applications on Arm chips. Companies utilizing the Arm compute platform can add desired functionality, such as GPUs, NPUs, Wi-Fi connectivity, image processing, and video processing to create a product to meet the needs of their end market.
As of March 31, 2026, more than 350 billion Arm-based chips were reported as shipped cumulatively. Arm powers everything from the tiniest of sensors to the most powerful supercomputers. The Arm compute platform is the most pervasive architecture in the world and supports a global community of more than 22 million developers. Our platform runs the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and PCs, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smart cameras, thermostats, drones and industrial robotics.
We believe our platform is well positioned to benefit from the growth in AI workloads. Arm CPUs already run AI workloads in billions of devices from the edge to the cloud, including smartphones, cameras, digital TVs, cars and AI data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or an NPU, which specializes in the acceleration of ML algorithms. With the rise of agentic AI and as AI workloads continue to proliferate and grow in complexity, there is heightened emphasis on power-efficient performance and flexibility. In the latest Arm architecture, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI algorithms and workloads. Furthermore, in March 2026, we expanded our offerings to include our first production silicon product, the Arm AGI CPU.
To further align with the growth of AI workloads, we have reorganized our business into three AI domains: Edge AI, serving smartphones and IoT; Physical AI, supporting automotive and robotics; and Cloud AI, addressing data center and networking.
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
The mobile phone was one of the first consumer electronic devices to evolve into an intelligent, connected, digital device that needed a smart processor to run a growing library of software. With the help of Arm technology, many more devices such as televisions, watches, cameras, factory equipment, autonomous vehicles and others are undergoing similar change.
Over the years, as Arm’s customer base expanded, Arm has extended the range of technology products to include accelerators, such as GPUs, specialist accelerators (for image processing and AI functions), and more application specific system-level technology such as CSSs. In March 2026, we extended our offerings to include production silicon products with the introduction of the Arm AGI CPU.
Our Product Offerings
The key elements of our solution include:
•Arm CPUs. The foundation of our product offerings is our CPU products. Our CPU products leverage our common scalable architecture and address a range of performance, power, and cost requirements, including our Arm AGI CPU.
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
We continue to expand the scope of our product offerings, investing in more holistic, end-market optimized designs, expanding beyond individual design IP to providing subsystem designs. Given the complexities of developing chips using the most advanced manufacturing processes, we are making significant investments to better support the increasing number of OEMs and CSPs looking to develop their own customized chips. We also continue to actively consider the impact of next generation technology adopted by market participants, which has resulted in us allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets, including, without limitation, new products in our IP portfolio, as well as solutions beyond individual IP designs such as RTL-based CSSs, GDSII-based CSSs, chiplets and complete chip solutions. For example, in 2024, we introduced a CSS targeted at customers in the infrastructure space and, more recently, in March 2026, we expanded our compute platform into production silicon products with the Arm AGI CPU.
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
We believe that the primary customer benefits of our product offerings include:
•Ability to Optimize for Performance, Power and Area (“PPA”). Arm’s design IP enables customers to build chips optimized for the PPA requirements for a specific use case or end market. A battery-powered device such as a smartphone has a different PPA requirement versus a high-performance cloud server or an IoT sensor. As the Arm compute platform offers a wide range of CPU and related technologies, our customers have the option to create their owns chips customized to their specific requirements for performance, power consumption, and cost or deploy Arm-designed silicon.
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
Our Primary Markets
A summary of our disaggregated revenue and information pertaining to revenue from customers based on the principal headquarters address by geographic regions for the fiscal years ended March 31, 2026, 2025 and 2024, is included in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Note 4 - Revenue.”
Edge AI
•Mobile Applications Processor. The mobile applications processor is the primary chip in a smartphone and runs the operating system and applications in addition to controlling many of the device functions, including gaming, music, video, and any other applications. While high compute performance is required for today’s applications, processors also must be highly energy efficient so that the smartphone’s battery will last all day without needing to be recharged. We have maintained market share in the mobile applications processor market of greater than 99% for many years, by virtue of all key mobile operating systems depending on Arm processors. Our royalty revenue from the mobile applications processors market constituted approximately 43% of our total royalty revenue for the fiscal year ended March 31, 2026.
•Industrial IoT and Embedded. The industrial IoT and embedded semiconductor market includes chips used by a wide range of goods, including thermostats, digital cameras, drones, sensors, surveillance cameras, manufacturing equipment, robotics, electric motor controllers and city infrastructure and building management equipment. Many manufacturers and logistics companies are using advanced sensors and smart machines capable of capturing and analyzing data in real time to improve and automate industrial processes and logistics systems. Combining the data captured by sensors with AI and data analytics can result in improvements in manufacturing yield and system throughput. Our products are broadly applicable for sensors and embedded computers that require small, power efficient and smart processors.
•Consumer Electronics. Consumer Electronics includes products found in the home, such as digital TVs, tablets, laptops, XR headsets and wearables. The opportunity for Arm-based chips in consumer electronics is increasing as new product categories, such as smart speakers, virtual reality headsets and laptops, need CPUs that can deliver high performance without sacrificing efficiency.
Cloud AI
•Cloud Compute. The cloud compute market includes the main server chips, data processing units, and smart network interface cards used by CSPs to run their operations. Arm-based chips have been gaining market share as CSPs have started to deploy Arm products in their own in-house designed chips used in their data centers, and as other CSPs start to deploy chips designed by Arm licensees.
•Networking Equipment. The networking equipment market includes chips deployed into wireless networking such as base-station equipment, enterprise Wi-Fi, and wired networking equipment such as routers and switches. The networking equipment market is growing as more wired and wireless infrastructure is deployed, as much of the data consumed in the cloud is created at the edge and needs to be transmitted over networks to the data center for processing. The deployment of 5G networks as infrastructure scales from fewer large cell towers covering a wide area to a large number of small cells providing high-speed coverage creates further demand for architecture that allow for flexible deployment of software and workloads.
•Other Infrastructure. Other Infrastructure refers to the technological components and systems that support various aspects of computing, networking, and data processing and include chips deployed into HPC systems, enterprise servers, and edge networking equipment.
Physical AI
•Automotive. The automotive market includes all chips with processors within vehicles. This includes chips used for in-vehicle-infotainment (“IVI”), advanced driver assistance systems (“ADAS”), engine management, and body and chassis control. Today, our market share in the automotive market is highest in more technologically advanced functional areas such as IVI and ADAS. The automotive market is expected to increase as ADAS, electrification, IVI, and eventually autonomous driving, accelerate requirements for higher compute performance in newly manufactured vehicles. At the same time, automakers must operate with strict constraints on power consumption, heat dissipation, and packaging, while prioritizing functional safety. Furthermore, automotive electronics are transitioning from hardware-defined to software-defined architecture and compute, enabling new services and features such as ADAS to be continuously improved via over-the-air updates.
•Robotics. The robotics market includes chips used in autonomous and semi-autonomous platforms, including drones, humanoid robots, and medical and industrial robotics.
Our Business Model and Customers
Our open and flexible business model provides access to high-quality CPU and other IP products from our compute platform for a wide range of potential customer types and end markets. Our primary business is licensing our IP products to semiconductor companies, OEMs, CSPs and other organizations to design their chips. Our customers license our IP products for a fee, which gives them access to our designs and enables them to create Arm-based chips. Once a chip has been designed and manufactured with our products, we receive a per-unit royalty on substantially all chips shipped. The royalty has typically been based on a percentage of the ASP of the chip or a fixed fee per unit, and it typically increases as more Arm products are included in the chip. As of March 2026, we also expanded our offerings to include Arm-designed silicon products with the introduction of the Arm AGI CPU, with production expected by the end of calendar year 2026. Our business model enables the widest range of customers with a broad set of options to access Arm products through an agreement best suited to their particular business needs.
For our IP products, our customers can choose from several licensing models, each with its own pricing mechanics and level of access to Arm IP products. These include CSS, Arm Total Access, Arm Flexible Access, TLAs and Architecture Licenses. Regardless of the license model a customer uses, we receive a per-unit royalty fee on substantially every chip shipped. Because each chip may ship for many years, and Arm compute platforms can be reused in new products as new applications emerge, these licensing agreements contribute to a long tail of recurring royalty revenues.
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
Additionally, because our resources must be allocated amongst developing and maintaining our existing IP portfolio and developing and commercializing any new, more integrated compute products or solutions, companies that focus their efforts on a single product or solution or a limited number of products or solutions may have significantly greater financial, technical, manufacturing, marketing, sales and distribution resources dedicated to such markets and solutions than we do. Such companies may also have a more developed IP portfolio for the applicable markets and solutions and may be able to leverage these resources and competitive factors to gain or maintain market share. Furthermore, many of our customers who have historically licensed our IP may face direct competition from us in certain market segments, which could impact our existing commercial relationships. For example, some of our customers may face direct competition from us in silicon production products, such as with the Arm AGI CPU. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our development of production silicon products, such as the Arm AGI CPU, CSS, chiplets, complete chip solutions, and other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory, operational and financial risks.”
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
•Extensive Ecosystem of Third-Party Software and Hardware Partners. Arm has the world’s largest ecosystem of third-party software and hardware partners, including chip design and verification tools vendors, advanced fabrication, operating system and application vendors, software tools providers, training and support services companies, and more than 22 million developers. The wide deployment of chips based on the Arm architecture provides software and tools companies with a large market to develop and sell their products into. As creating a new product or service is difficult without all the elements of the supporting hardware and software ecosystem, the breadth of the Arm ecosystem creates a virtuous cycle that deeply integrates us into the design cycle.
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

Research and Development
We are an engineering-first company, with approximately 84% of our global employees, as of March 31, 2026, focused on research, design, and technical innovation, and we have global operations and research and development centers in the U.K., Europe, North America, India, and Asia-Pacific. Our ability to compete is substantially dependent on advancement of our products in order to meet evolving market demands. Our engineers are involved in researching and developing new versions of processor cores, specialist processors, such as graphics IP and AI accelerators, System IP, and CSS technology as well as related software and tools applications. Further, our management continually evaluates opportunities to innovate and develop new products and services to meet market demand and new market opportunities, including the development of production silicon products, such as the Arm AGI CPU, CSS, chiplets, complete chip solutions and other more integrated compute products. We have been engaged to advise on and design chips for certain existing customers and other third parties. We have allocated, and intend to continue allocating, resources to such projects and in developing new products and solutions, including recruiting and hiring engineers or other employees with the requisite expertise. We have also begun exploring potential acquisitions of, or service agreements with, businesses employing the required expertise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our development of production silicon products, such as the Arm AGI CPU, CSS, chiplets, complete chip solutions, and other more integrated compute products may subject us to new or enhanced competitive, brand, technological, regulatory, operational and financial risks.”
Our significant research and development investments in certain markets where we are established, such as mobile applications processors, consumer electronics, and embedded computing, enable us to invest more effectively and efficiently in the development of new products in various end markets such as the automotive and cloud computing markets. We have committed, and intend to continue to commit over the long-term, significant financial and other resources to technology and product innovation and development. For more information about our research and development policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2026 and 2025—Research and Development.”
Intellectual Property
Our success and ability to compete effectively depend significantly on protecting our IP. To protect our IP rights, we primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality agreements, as well as license agreements with our employees, customers, partners, and others. We have an active program of protecting our proprietary technology through the filing of patents, registration of trademarks, and use of confidentiality agreements and other IP rights. As of March 31, 2026, we owned or co-owned approximately 8,600 issued patents and have approximately 2,750 patent applications pending worldwide. The majority of these patents and patent applications fall into the categories of processor architecture and microarchitecture, AI and computer vision, graphic processor architecture, on-chip system design, memory technology, as well as new growth areas for our business. We maintain and support an active program to protect our IP, primarily through encouraging engineers to propose new invention submissions and defending issued patents against infringement.
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
For the fiscal years ended March 31, 2026, 2025 and 2024, revenues attributable to our relationship with Arm China were approximately 16%, 17% and 21% of our total revenue, respectively.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We utilize our commercial relationship with Arm China to access the PRC market for IP revenue. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market and generate IP revenue could be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.”
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
SoftBank Group, through one of its non-U.S. subsidiaries, provides roaming services in Iran through Irancell Telecommunications Services Company. During the year ended March 31, 2026, SoftBank Group had no gross revenues from such services and no net profit was generated. We understand that the SoftBank Group subsidiary intends to continue such services. This subsidiary also provides telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During the year ended March 31, 2026, SoftBank Group estimates that gross revenues and net profit generated by such services were both under $2,000. We understand that the SoftBank Group subsidiary is obligated under contract and intends to continue such services.
In addition, SoftBank Group, through one of its non-U.S. indirect subsidiaries, provides office supplies to the Embassy of Iran in Japan. SoftBank Group estimates that gross revenues and net profit generated by such services during the year ended March 31, 2026, were both under $1,000. We understand that the SoftBank Group subsidiary intends to continue such activities.
C.    Organizational Structure
As of May 21, 2026, SoftBank Group beneficially owns approximately 86.4% of our total issued and outstanding ordinary shares and is our parent company. The Company is the parent company of a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. All of the Company’s subsidiaries are, directly or indirectly, owned by the Company. See the subsidiaries of the Company included as Exhibit 8.1 to this Annual Report for a list of the Company’s “significant subsidiaries”, as that term is defined in Section 1-02(w) of the Securities Act.
D.    Property and Equipment
Leases
We have operating and finance lease arrangements for office space, data centers, equipment and other corporate assets. As of March 31, 2026, we had operating and finance lease payment obligations of $549 million and $62 million, respectively, with $50 million and $26 million, respectively, payable within twelve months of March 31, 2026. As of March 31, 2026, the Company had seven leases signed but not yet commenced, with an aggregate lease value of approximately $76 million and lease terms expiring through 2035.
Facilities
Our global headquarters are located in Cambridge, U.K., occupying approximately 418,793 square feet of leased office space in the aggregate, with the leases expiring between 2032 and 2044. We also lease additional facilities in Canada, China, France, Germany, Hungary, India, Ireland, Israel, Japan, Norway, Slovenia, South Korea, Sweden, Taiwan, the U.K., and the U.S.
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
Recent Events and Transactions
Litigation with Qualcomm and Nuvia
On August 31, 2022, we sued Qualcomm Inc. and Qualcomm Technologies, Inc. (together, “Qualcomm”) and Nuvia, Inc. (“Nuvia”) in the U.S. District Court for the District of Delaware alleging that, inter alia, Qualcomm and Nuvia breached the termination provisions of Nuvia’s Architecture License Agreement (the “Nuvia ALA”) with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm. Our complaint sought, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology, and to stop their improper use of our trademarks with their related products. The claims were tried to a jury in December 2024. The jury failed to reach a complete verdict on the three issues presented to it. The jury concluded that certain technology was licensed to Qualcomm under the Qualcomm license and that Qualcomm had not breached the Nuvia ALA but failed to reach a verdict on whether Nuvia breached the Nuvia ALA. Both parties filed post-trial motions seeking judgment as a matter of law, and we also sought a new trial on the issues that were tried. On September 30, 2025, the Court affirmed the jury verdict on the issues on which it reached a conclusion and granted Qualcomm judgment as a matter of law in its favor to conclude that Nuvia did not breach the Nuvia ALA. We have filed an appeal with the United States Court of Appeals for the Third Circuit, which is currently pending.
On April 18, 2024, Qualcomm brought a new action in Delaware against Arm Holdings plc, asserting claims that were rejected for inclusion in the original action. In this new action, Qualcomm asserted that we failed to satisfy certain delivery obligations under Qualcomm’s Architecture License Agreement with us (the “Qualcomm ALA”). On December 16, 2024, Qualcomm amended its complaint to add allegations relating to an Arm notice of breach of the Qualcomm ALA and related tort and anti-competition claims. In 2025, Qualcomm amended its complaint again to add claims relating to an alleged breach of Qualcomm’s Technology License Agreement.
On January 7, 2026, Qualcomm’s motion seeking to add Arm Limited, our wholly-owned subsidiary through which we have historically conducted our business, to the April 2024 lawsuit was denied. Subsequently, Qualcomm filed a separate lawsuit against Arm Limited seeking to make the April 2024 lawsuit’s allegations against Arm Limited. In March 2026, the lawsuit against Arm Limited was consolidated with the April 2024 lawsuit against us. On March 30, 2026, Qualcomm filed an amended complaint against only Arm Limited seeking to add another breach of contract claim. We have moved to strike this new claim. We disagree with the assertions made by Qualcomm (as referred to above) and intend to vigorously defend against them. The case is expected to go to trial in the fourth calendar quarter of 2026.
Definitive Agreement with Cadence Design Systems, Inc.
On August 26, 2025, the Company completed the sale of its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os to Cadence Design Systems, Inc. (“Cadence”) pursuant to the terms of the definitive agreement entered into in April 2025. For the fiscal year ended March 31, 2026, the Company recognized pre-tax gain on business divestiture of $131.0 million in other non-operating income (loss), net in the Consolidated Income Statements. This transaction did not meet the criteria for presentation as discontinued operations as it does not represent a strategic shift that has a major effect on the Company's operations or financial results. In connection with the sale, the Company entered into a transition services agreement pursuant to which the Company and Cadence are providing certain transition support services to each other for a period of up to eighteen months following completion of the sale. The amounts of the transition services are not material.
Definitive Agreement with DreamBig Semiconductor, Inc.
In October 2025, the Company entered into a definitive agreement to acquire all of the outstanding equity interests of DreamBig Semiconductor, Inc. (“DreamBig”) for approximately $265.0 million in cash, subject to purchase price adjustments. The addition of DreamBig’s advanced networking capabilities, technology, and engineering expertise is expected to enhance the Company’s portfolio and help it deliver more complete solutions. The transaction is expected to close by the end of the second quarter of the fiscal year ending March 31, 2027, subject to customary closing conditions, including the receipt of regulatory approvals.
A.    Operating results
Overview
Arm architects, develops, and licenses our high-performance, and energy-efficient Arm compute platforms, and as of March 2026, we have expanded our offerings to include Arm-designed silicon products with the introduction of the Arm AGI CPU. Our CPU products address diverse requirements for performance, power, and specific use cases. Our complementary products include GPU and NPU accelerators, system IP, such as interconnects, and others. The world’s leading technology companies rely on the Arm compute platform to develop their products. Companies utilizing the Arm compute platform can add desired functionality, such as GPUs, NPUs, Wi-Fi connectivity, image processing, and video processing to create a product to meet the needs of their end market. Arm powers everything from the tiniest of sensors to the most powerful supercomputers. The Arm compute platform is the most pervasive architecture in the world and supports a global community of more than 22 million developers. Our platform runs the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and PCs, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smart cameras, thermostats, drones and industrial robotics. We believe our platform is well positioned to benefit from the growth in AI workloads. Arm CPUs already run AI workloads in billions of devices from the edge to the cloud, including smartphones, cameras, digital TVs, cars and AI data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or an NPU, which specializes in the acceleration of ML algorithms. With the rise of agentic AI and as AI workloads continue to proliferate and grow in complexity, there is heightened emphasis on power-efficient performance and flexibility. In the latest Arm architecture, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI algorithms and workloads.
Our Business Model
Our open and flexible business model provides access to high-quality CPU and other IP products from our compute platform for a wide range of potential customer types and end markets. Our primary business is licensing our IP products to semiconductor companies, OEMs, CSPs and other organizations to design their chips. Our customers license our IP products for a fee, which gives them access to our designs and enables them to create Arm-based chips. Once a chip has been designed and manufactured with our products, we receive a per-unit royalty on substantially all chips shipped. The royalty has typically been based on a percentage of the ASP of the chip or a fixed fee per unit, and it typically increases as more Arm products are included in the chip. As of March 2026, we also expanded our offerings to include Arm-designed silicon products with the introduction of the Arm AGI CPU, with production expected by the end of calendar year 2026. Our business model enables the widest range of customers with a broad set of options to access Arm products through an agreement best suited to their particular business needs. Our business model includes:
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
Research and Development
Research and development is at the heart of our business and critical to our future success. Accordingly, we have always invested, and intend to continue to invest, significant resources in our research and development program, including allocating resources to develop new products, including production silicon products, such as the Arm AGI CPU, CSS, chiplets, complete chip solutions, and other more integrated compute products. In order to develop new products, we have recruited and hired engineers and other employees, and may in the future need to recruit and hire engineers or other employees or acquire companies, that possess the requisite expertise. To the extent that we do not have the technical expertise, financial resources or other capabilities for a particular research and development project with respect to new products or solutions, we have partnered, and may in the future partner, with third parties. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.
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
In October 2025, we commenced a restructuring plan to align our engineering workforce with strategic business activities. The expenses associated with this plan are included within disposal, restructuring and other operating expenses, net in the Consolidated Income Statements and consist of employee termination benefits and other related costs.
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
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign currency exchange including foreign exchange contracts, changes in the fair value of convertible loans receivable, and gains or losses on business divestitures.
Income Tax Benefit (Expense)
Income tax benefit (expense) consists of income taxes incurred in the United Kingdom and the foreign jurisdictions in which we operate. For additional information, including a reconciliation of the United Kingdom statutory income tax rate to our effective tax rate, see Note 16 - Income Taxes.

Results of Operations
The following table sets forth the components of operations from our annual audited Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	% of revenue	2025	% of revenue	2024	% of revenue
Revenue:
Revenue from external customers	$3,421	70%	$3,184	79%	$2,509	78%
Revenue from related parties	1,499	30%	823	21%	724	22%
Total revenue	4,920	100%	4,007	100%	3,233	100%
Cost of sales	(121)	2%	(121)	3%	(154)	5%
Gross profit (loss)	4,799	98%	3,886	97%	3,079	95%
Operating expenses:
Research and development	(2,776)	56%	(2,071)	52%	(1,979)	61%
Selling, general and administrative	(1,115)	23%	(984)	25%	(983)	30%
Disposal, restructuring and other operating expenses, net	(8)	0%	—	0%	(6)	0%
Total operating expenses	(3,899)	79%	(3,055)	76%	(2,968)	92%
Operating income (loss)	900	18%	831	21%	111	3%
Income (loss) from equity investments, net	14	—%	(237)	6%	(20)	1%
Interest income, net	111	2%	116	3%	110	3%
Other non-operating income (loss), net	132	3%	10	0%	11	0%
Income (loss) before income taxes	1,157	24%	720	18%	212	7%
Income tax benefit (expense)	(253)	5%	72	2%	94	3%
Net income (loss)	$904	18%	$792	20%	$306	9%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding.

Comparison of Performance for the Fiscal Years Ended March 31, 2026 and 2025
Total revenue

	Fiscal Year Ended March 31,
	External Customers			Related Parties			Total
(in millions, except percentages)	2026	2025	% Change	2026	2025	% Change	2026	2025	% Change
License and Other Revenue	$1,298	$1,421	(9)%	$1,009	$418	141%	$2,307	$1,839	25%
Royalty Revenue	2,123	1,763	20%	490	405	21%	2,613	2,168	21%
	$3,421	$3,184	7%	$1,499	$823	82%	$4,920	$4,007	23%
Total revenue increased $913 million, or 23%, to $4,920 million during the fiscal year ended March 31, 2026, from total revenue of $4,007 million during the fiscal year ended March 31, 2025. License and other revenue increased $468 million, or 25%, during the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, primarily driven by continued strong demand for Arm IP, as well as fluctuation in timing and size of multiple high-value license agreements and contributions from backlog into the current period from arrangements entered in prior periods. Royalty revenue increased $445 million, or 21%, during the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, driven by an improved mix of products with higher royalty rates per chip, such as Armv9 technology.
Revenue from external customers increased $237 million, or 7%, during the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, driven by a $360 million, or 20%, increase in royalty revenue, offset by a $123 million, or 9%, decrease in license and other revenue. Revenue from related parties increased $676 million, or 82%, during the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, primarily driven by a $591 million, or 141%, increase in license and other revenue and a $85 million, or 21%, increase in royalty revenue. The drivers for the changes in revenue from external customers for both periods were broadly aligned with the overall trends in license and other revenue and royalty revenue described above, with external customer revenue reflecting strong growth in royalty revenue that outweighed the decline in license and other revenue. For additional financial information relating to our revenue from related parties, see “Item 8. Financial Information—Note 20—Related Party Transactions” in the Notes to the Consolidated Financial Statements included in this Annual Report.
In March 2026, we announced the expansion of our compute platform into production silicon products with the Arm AGI CPU, which did not have a material impact to our revenue for the fiscal year ended March 31, 2026.
During the fiscal years ended March 31, 2026 and 2025, revenue from sales to customers outside of the U.S. accounted for approximately 64% and approximately 57% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenue for the fiscal years ended March 31, 2026 and 2025 was immaterial.
Cost of sales

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change
Cost of sales	$(121)	$(121)	—%
Cost of sales remained flat during the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, primarily due to decreases in activities associated with professional and design services, offset by increases in salaries and related expenses, share-based compensation costs and depreciation.
Research and development

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change
Research and development	$(2,776)	$(2,071)	34%
Research and development expenses increased by $705 million, or 34%, during the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, primarily due to increases in research and development expenses related to investments in next generation products, such as the Arm AGI CPU. The increase was primarily due to increases in salaries and related expenses as a result of headcount growth from hiring, share-based compensation costs, cloud services and IT expenses, engineering expenses, depreciation, allocated facility overhead and amortization, which was partially offset by an increase in research and development tax credits.
Selling, general and administrative

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change
Selling, general and administrative	$(1,115)	$(984)	13%
Selling, general and administrative expenses increased by $131 million, or 13%, during the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, primarily due to increases in salaries and related expenses as a result of headcount growth, share-based compensation costs, cloud services and IT expenses, professional services expenses, and marketing expenses, partially offset by decreases in provisions for current expected credit losses on loan receivable and accounts receivable and relatively less costs associated with disposal activities recognized in the current year.
Disposal, restructuring and other operating expenses, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change [1]
Disposal, restructuring and other operating expenses, net	$(8)	$—	nm
(1)    Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."
Disposal, restructuring and other operating expenses, net for the fiscal year ended March 31, 2026 were $8 million, primarily due to costs associated with a restructuring plan to align our engineering workforce with strategic business activities. There were no disposal, restructuring and other operating expenses, net during the fiscal year ended March 31, 2025.
Income (loss) from equity investments, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change
Income (loss) from equity investments, net	$14	$(237)	(106)%
Income (loss) from equity investments, net increased by $251 million, or 106%, for the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, primarily due to a $246 million fair value loss with respect to our investment in Ampere Computing Holdings LLC (“Ampere”) in the fiscal year ended March 31, 2025 as well as realized and unrealized gains and losses related to equity method investments accounted for at fair value and non-marketable securities and unrealized losses related to equity investments in publicly listed companies.
Interest income, net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change
Interest income, net	$111	$116	(4)%
Interest income, net decreased by $5 million, or 4%, for the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, primarily due to lower interest rate yields recognized on cash equivalents and short-term investments, offset by higher average cash equivalents balances.
Other non-operating income (loss), net

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change (1)
Other non-operating income (loss), net	$132	$10	nm
(1) Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."
Other non-operating income (loss), net increased by $122 million, or nm, for the fiscal year ended March 31, 2026, as compared to the fiscal year ended March 31, 2025, primarily due to the gain on the sale of the Artisan foundation IP business and realized and unrealized foreign exchange gains.

Income tax benefit (expense)

	Fiscal Year Ended March 31,
(in millions, except percentages)	2026	2025	% Change (1)
Income tax benefit (expense)	$(253)	$72	nm
Effective tax rate	21.9%	(10.0)%
(1) Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."
Our effective tax rate increased for the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, primarily due to changes in withholding tax, unrecognized tax benefits and share-based compensation tax benefits.
Comparison of Performance for the Fiscal Years Ended March 31, 2025 and 2024
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2025 and 2024” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025.
B.    Liquidity and capital resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically funded, and intend to continue to fund, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. As of March 31, 2026, we had cash and cash equivalents of $2,751 million and short-term investments of $850 million. For the fiscal years ended March 31, 2026, 2025 and 2024, the government incentive benefit recognized in research and development expenses was $149 million, $114 million and $108 million, respectively.
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
The following table summarizes our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Net cash provided by (used for) operating activities	$1,524	$397	$1,090
Net cash provided by (used for) investing activities	$(325)	$(35)	$(516)
Net cash provided by (used for) financing activities	$(548)	$(202)	$(208)
Effect of foreign exchange rate changes on cash and cash equivalents	$15	$2	$3
Net increase (decrease) in cash and cash equivalents	$666	$162	$369
Cash and cash equivalents at the beginning of the period	$2,085	$1,923	$1,554
Cash and cash equivalents at the end of the period	$2,751	$2,085	$1,923

Comparison of Cash Flows for the Fiscal Years Ended March 31, 2026 and 2025
Net Cash Provided by (Used for) Operating Activities
Net cash provided by operating activities increased by $1,127 million to $1,524 million for the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, primarily driven by higher net income of $112 million and certain non-cash items such as higher share-based compensation costs, changes in deferred income taxes, partially offset by equity investments due to fair value movements and changes in assets and liabilities and the gain on the sale of the Artisan foundation IP business. Changes in working capital were primarily driven by a $302 million decrease in cash used for other liabilities due to lower employment taxes payable on vested shares as compared to the prior fiscal year, a $176 million decrease in cash used for accrued compensation and benefits due to the replacement of cash bonuses with equity compensation, a $139 million increase in contract liabilities due to an increase in billings in advance of revenue recognition, a $130 million favorable cash flow movement related to accounts receivable due to revenue growth and the timing of payments from customers, and a $103 million favorable cash flow movement in contract assets due to the timing of revenue recognition.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities increased by $290 million to $325 million for the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, primarily due to a $460 million increase in purchases of short term investments, a $326 million increase in purchases of property and equipment driven by data center and office expansions and computer hardware purchases, partially offset by $205 million in proceeds from sale or liquidation of equity investments, $127 million in proceeds from the sale of the Artisan foundation IP business, a $90 million increase in proceeds from maturity of short-term investments, $56 million in proceeds from settlement of loans, including convertible loans, and a $46 million decrease in purchases of equity investments.
Net Cash Provided by (Used for) Financing Activities
Net cash used for financing activities increased by $346 million to $548 million for the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, primarily due to a $409 million increase in payments of withholding taxes on vested share-based awards resulting from the shift to a full withhold-to-cover method in satisfaction of tax obligations, partially offset by $74 million in proceeds from the Employee Stock Purchase Plan.
Comparison of Cash Flows for the Fiscal Years Ended March 31, 2025 and 2024
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025.
Contractual Obligations and Commitments
Our material cash requirements include the following contractual and other obligations:
Leases
We have operating and finance lease arrangements for office space, data centers, equipment and other corporate assets. As of March 31, 2026, we had operating and finance lease payment obligations of $549 million and $62 million, respectively, with $50 million and $26 million, respectively, payable within 12 months of March 31, 2026. As of March 31, 2026, we had seven leases signed but not yet commenced.
Purchase Obligations
In the normal course of business, we contract with various third-party service providers for systems and services to perform certain day-to-day business activities. We enter into non-cancelable purchase commitments for cloud computing web services, data centers, software, license and services. As of March 31, 2026, we had outstanding non-cancelable purchase obligations of approximately $1,057 million with a remaining term of 12 months or longer for periods through 2036.

C.    Research and development, patents and licenses, etc.
Refer to “Item 4. Information on the Company—B. Business Overview—Research and Development”, “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” “Item 5. Operating and Financial Review and Prospects—Components of Results of Operations—Research and Development,” “Item 5. Operating and Financial Review and Prospects—Comparison of Performance for the Fiscal Years Ended March 31, 2026 and 2025—Research and Development,” “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in this Annual Report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2025 and 2024” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 for discussion on our research and development policies.
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
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics. Strong demand for electronics has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
Because our current revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our revenue.
In addition, our expansion into production silicon may have materially different margin profiles, revenue recognition characteristics, and sales cycles compared to our IP licensing business.
Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic and geopolitical environment could significantly affect demand for our products and our results of operations. The range of events and trends that can impact our business and results of operations includes inflation and interest rates, supply chain disruptions, geopolitical pressures, the unknown impact of current and future trade regulations, such as new export controls and tariffs, and geopolitical turmoil, such as any changes in PRC-Taiwan relations, the war in Ukraine, and conflicts in the Middle East, including Iran, and fluctuation in foreign exchange rates. For example, the war in Ukraine and conflicts in the Middle East, including Iran, could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals that are essential in semiconductor manufacturing. The continuing evolution of global trade policies, and uncertainty in trade relations between the U.S. and the PRC and other major U.S. trade partners, has caused, and could continue to cause, market disruptions and supply chain constraints. Given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world. The conflicts in Europe and the Middle East have caused no major interruption to our operations to date.

Ability to Provide Our Customers with More Value Per Chip
Complex chips and chiplets are more difficult to develop and take longer to design, which increases the cost of the chip and the risk of delayed or missed timelines. We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, such as Arm's CSS solutions which are pre-integrated and pre-verified configurations of Arm technology, will encourage greater use of our products by existing and prospective customers. For example, many licensees have historically combined multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Increasing cost and time-to-market pressures mean some customers may be better served by the integration of our IP into a subsystem. For chips where our products have provided more value, we will typically receive higher royalty revenue per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty revenue. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.
Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge, our customers require our more advanced processor designs. For example, AI demand is driving strong momentum for the Arm ecosystem. AI growth requires significantly more compute across all of our end markets from smartphones with better chat features, to automobiles with better driving and parking assist, to IoT microprocessors with embedded NPUs. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets, such as cloud and AI data centers.
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
Performance of Arm China
We utilize our commercial relationship with Arm China to access the PRC market for IP revenue, and substantially all of our PRC-related revenue is generated through the IPLA with Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the IPLA. Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our reliance on Arm China through our commercial relationship with it, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from Arm China increased during the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025. License revenue for the fiscal year ended March 31, 2026 increased due to fluctuation in timing and size of multiple high-value license agreements and contributions from backlog into the current period from arrangements entered in prior periods. Royalty revenue for the fiscal year ended March 31, 2026 increased driven primarily by higher chip shipments and an improved mix of products with higher royalty rates per chip.
Developments in Export Control Regulations
The Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), significantly extended the reach of U.S. export controls on the semiconductor industry, in particular advanced computing chips and services, in a series of rules and guidance published over the past year.
The collective impact of the rules, described below, have in the past and may in the future reduce our ability to license our products directly to entities and end users in affected countries and could potentially harm our commercial relationships by limiting the ability of certain of our customers and partners to manufacture, ship, or receive chips and end products incorporating certain of our products.
In January 2026, BIS published a new rule revising the U.S. export license review policy from “presumption of denial” to “case by case” review as it relates to specific NVIDIA H200 and AMD MI325X chips destined to China. The new rule also requires exporters to certify sufficient U.S. supply of the same or better product, that production will not divert global foundry capacity for similar or more advanced products for U.S. end users, sufficient security and Know Your Customer procedures, and independent, third-party testing in the United States to verify performance specifications. In parallel, the U.S. Government announced new tariffs imposing a 25% levy on U.S. imports of the same semiconductors and systems from any country, with broad exemptions for items destined for U.S. data centers or other qualifying uses.
In September 2025, BIS published an interim final rule referred to as the “Affiliates Rule” to expand the export-related restrictions on explicitly named entities on the Entity List to any foreign entity owned 50% or more by an entity (or entities) on the Entity List or Military End User (“MEU”) List, or by certain Specially Designated Nationals (“SDNs”) on the SDN list published by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), whether directly or indirectly, individually or in the aggregate. The Affiliates Rule took effect on September 29, 2025. However, on November 1, 2025, following the latest round of U.S.-China trade negotiations, the White House issued a Fact Sheet announcing that implementation of the Affiliates Rule will be suspended for one year starting on November 10, 2025.
In January 2025, BIS published the “Implementation of Additional Due Diligence Measures for Advanced Computing Integrated Circuits” interim final rule with a compliance date of January 31, 2025. This rule limits PRC entities seeking to manufacture or obtain advanced node chips from outside of the PRC, as well as designates approved entities outside of the PRC - chip designers, foundries, and Outsourced Semiconductor Assembly and Test (“OSAT”) vendors - as another mechanism to mitigate risk of diversion.
The “Framework for Artificial Intelligence Diffusion” interim final rule (“AI Diffusion Rule”) was also introduced in January 2025 to impose a worldwide export license requirement on advanced computing products and a quota-like system for deploying such products across three tiers of countries. While the AI Diffusion Rule had a compliance date of May 15, 2025, BIS announced intent to rescind it on May 13, 2025. At the same time, BIS published new guidance on protecting supply chains against diversion of advanced computing chips and services and the risks associated with using PRC-made advanced computing chips.
Also in May 2025, BIS directed major EDA software vendors in the U.S. to suspend delivery and support of all EDA software to customers in China. In early July 2025, following trade negotiations, the U.S. lifted the suspension allowing EDA vendors to resume delivery and support to customers in China.
BIS rules published in September and December 2024 imposed additional U.S. export restrictions on advanced computing technologies and semiconductor manufacturing capability to the PRC and certain other countries suspected of supplying the PRC with such technologies and capabilities. These rules, which continue the focus on protecting U.S. national security and preventing diversion of products subject to U.S. export controls in the same manner as BIS rules published in October 2022 and October 2023: (i) established new restrictions on exporting, re-exporting, or transferring Gate all-around Field-Effect Transistor (“GAAFET”) and High Bandwidth Memory (“HBM”) technologies to the PRC and other countries suspected of supplying the PRC with such technologies; (ii) significantly expanded restrictions on advanced semiconductor manufacturing equipment; (iii) added new entities to BIS’s Entity List; and (iv) clarified controls on software and software licenses.
While we expect BIS to continue its steady pace of issuing new rules to restrict the most advanced semiconductors to China, risks related to additional (and potentially broader) restrictions remain susceptible to the course and outcomes of U.S.-China bilateral relations and trade negotiations.
Investment in Technology and Product Development
We continue to evaluate opportunities, potential investments and technical partnerships to develop new technologies and advanced products, including in the AI arena, and thereby expand beyond individual design IP elements to providing a more complete system and custom chips for specific applications, including, without limitation, RTL-based CSSs, GDSII-based CSSs, chiplets or complete chip solutions. For example, in March 2026, we announced the expansion of our compute platform into production silicon products with the introduction of the Arm AGI CPU. To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. We intend to continue allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets. Further, we have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
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
Estimates on sales-based royalty revenue accruals
For certain license arrangements, sales-based royalties are collected on customers’ chips that incorporate our products. Royalties are set either as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. Where arrangements include royalty buydowns or upfront minimum royalty commitments, we treat them as fixed contract consideration. Royalties are recognized on the licensee’s sales in the period in which they ship their Arm-powered chips to their end customers. Our estimates of royalty-based accruals take into consideration the macroeconomic effects of global events, such as geopolitical issues (such as trade bans or wars), and natural disasters, any of which may interrupt supply chain activities as well as demand for shipments of technology products. These estimates also involve the use of historical data and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price. Generally, our estimates represent the then-current period’s shipments for which we expect our licensees to submit royalty statements in the following quarter in accordance with our license agreements. Upon receipt of royalty statements, including royalty audit resolutions, from the licensees with the actual reporting of sales-based royalties that we previously estimated, we record a favorable or unfavorable adjustment based on the difference, if any, between estimated and actual sales. Historically, actual amounts for sales-based royalties have been materially consistent with our estimates, and no significant adjustments have been required for prior-period royalty estimates. However, we can provide no assurances that material adjustments will not be required in future periods.
Valuation of Equity Investments Measured at Fair Value
Non-marketable securities
Non-marketable securities represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises. For certain of these securities, we have elected to apply the NAV practical expedient, where NAV is the estimated fair value of the investments. For other investments, under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes resulting from the issuance of similar or identical securities in an orderly transaction by the same issuer. As of March 31, 2026 and 2025, non-marketable securities measured at NAV were $27 million and $16 million, respectively.

Determining whether an observed transaction is similar to a security within our portfolio requires judgment based on the rights and preferences of the securities. Recording upward and downward adjustments to the carrying values of equity securities as a result of observable price changes requires quantitative assessments of the fair values of equity securities held.
Equity Method Investments
Equity method investments represent strategic investments in unlisted development enterprises. For certain of these investments, we have elected to apply the fair value option. Where applicable, the NAV practical expedient has been applied. Equity method investments measured at NAV as of March 31, 2026 and 2025 were $91 million and $100 million, respectively. Equity method investments measured at fair value as of March 31, 2026 and 2025 were $57 million and $200 million, respectively.
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
Impairment of investments
Non-marketable equity securities under the measurement alternative are subject to periodic impairment analysis. The periodic impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Qualitative factors considered include the investee’s financial condition and business outlook, industry and sector performance, market for technology, operational and financing cash flow activities, and other relevant events and factors affecting the investee. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of the equity investments using both the market and income approaches, which require judgment and the use of estimates, including discount rates, investee revenue and costs, and comparable market data of private and public companies, among others. During the fiscal years ended March 31, 2026, 2025 and 2024, we recognized impairments of $0 million, $4 million and $3 million, respectively, on non-marketable equity securities.
Equity method investments not measured under the fair value option are subject to periodic impairment reviews using the other-than-temporary impairment model, which considers the severity and duration of a decline in fair value below cost and our ability and intent to hold the investment for a sufficient period of time to allow for recovery. We did not recognize any impairments on equity method investments during the fiscal years ended March 31, 2026, 2025 and 2024.
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

Share-based Compensation
We expense share-based compensation over the requisite service periods of the awards, which generally is equivalent to the vesting term. Compensation expense is recorded only for those awards that are expected to vest. The fair value of RSUs is based on the grant date fair value for share-based awards based on the closing price of the Company’s ADSs on Nasdaq on the day of the grant. The Company granted PSUs with financial, strategic, and relative total shareholder return (“Relative TSR”) as the performance measures under the Omnibus Incentive Plan. The portion of PSUs granted with Relative TSR as the performance measure are assessed over a three-year performance period relative to the S&P 500 IT Sector Index and have the potential to vest between 0% and 200% of the original award amount depending on the Relative TSR achievement. To determine the grant date fair value of the market conditions component of the awards with Relative TSR-based performance measures, a Monte Carlo simulation model is used.
Income Taxes
We are subject to income taxes in the United Kingdom and other foreign jurisdictions. We make certain estimates and judgments in calculating our income tax expense and income tax assets and liabilities.
We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position is sustainable upon examination by the taxing authority, based solely on its technical merits. We measure the tax benefit recognized as the largest amount of benefit that is more than 50% likely to be realized upon settlement with the taxing authority. We adjust our reserves for uncertain tax positions in accordance with the income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate due to new information. To the extent that the final outcome of these matters is different than the amounts recorded, our income tax expense would increase or decrease in the period in which such determination is made.
We record a valuation allowance to reduce deferred tax assets to the net amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, estimates of future taxable income, and the feasibility of tax planning strategies. We regularly assess the need for a valuation allowance, and if we determine that an adjustment is needed, our income tax expense would increase or decrease in the period in which such determination is made.
Item 6.    Directors, Senior Management and Employees
A.    Directors and senior management
The following table sets forth information regarding our Non-Executive Directors and Senior Management as of March 31, 2026.

Name	Age	Position(s)
Non-Executive Directors:
Masayoshi Son	68	Chairman of the Board of Directors
Ronald D. Fisher	78	Director
Jeffrey A. Sine	71	Director
Karen E. Dykstra	67	Director
Rosemary Schooler	58	Director
Paul E. Jacobs, PhD	63	Director
Young Sohn	70	Director

Senior Management:
Rene Haas	63	Chief Executive Officer and Director
Jason Child	57	Executive Vice President and Chief Financial Officer
Charlotte Eaton	43	Chief People Officer
Spencer Collins	45	Executive Vice President and Chief Legal Officer
Richard Grisenthwaite	58	Executive Vice President and Chief Architect
Will Abbey	55	Executive Vice President and Chief Commercial Officer
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
Jeffrey A. Sine has served as a Director of our Board of Directors since September 2022. Mr. Sine is the Co-Founder and Partner of The Raine Group LLC, a global merchant bank focused on technology, media, and communications. Prior to founding The Raine Group LLC, he served as Vice Chairman and Global Head of Technology, Media & Telecom Investment Banking at UBS Investment Bank. Prior to that, Mr. Sine was Global Head of Media Investment Banking at Morgan Stanley and an attorney at Sullivan & Cromwell in New York and London. Mr. Sine currently serves on the boards of many portfolio companies and subsidiaries of The Raine Group LLC. He also serves on the boards of National Public

Radio Foundation, TelevisaUnivision, Educational Testing Service, American University and The Manhattan Theatre Club. Mr. Sine has a B.A. from American University and a J.D. from the University of Southern California.
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
Rosemary Schooler has served as a Director of our Board of Directors since December 2022. Ms. Schooler has over 30 years of experience in the global technology industry. She most recently served as Corporate Vice President and General Manager of Data Center and AI Sales for Intel Corporation. During her 33-year career at Intel, Ms. Schooler managed and oversaw sales and corporate strategy for the company’s IoT business. Ms. Schooler also held vice president and general manager positions at a number of Intel start-up initiatives in the embedded/IoT, networking and storage businesses, including architecture, product development and customer success efforts. In her networking role, Ms. Schooler led industry transforming initiatives, including Network Function Virtualization and technologies such as Data Plane Development Kit. Ms. Schooler has supported industry efforts, including ATIS and TIA, as well as non-profits, including the National Center for Women in Technology. She was previously a director for Cloudera and currently serves on the board of directors for Zurn Elkay Water Solutions Corporation, Kubex (formerly Densify) and Mitsubishi Electric Power Products. She is also a strategic advisor for PQShield and Iron Mountain. Ms. Schooler earned a B.S. in ceramic science and engineering from Penn State University.
Ms. Schooler was selected to serve on our Board of Directors due to her expansive knowledge of corporate strategy and strategic planning and vast experience as a leader in the technology industry.
Paul E. Jacobs, PhD has served as a Director of our Board of Directors since December 2022. Dr. Jacobs has been the Chief Executive Officer and a director of Globalstar, Inc. since August 2023. He is the Chairman, and until April 2024 also held the position of Chief Executive Officer, of Virewirx, Inc. (formerly known as XCOM Labs), which he founded in 2018 to develop high performance wireless technologies and applications. Prior to founding XCOM Labs, Dr. Jacobs served as the Chief Executive Officer and Executive Chairman of Qualcomm Inc., where he spearheaded the company’s efforts to develop and commercialize fundamental mobile technology breakthroughs that fueled the wireless internet and smartphone revolutions. Dr. Jacobs is a prolific inventor with over 80 U.S. patents granted or pending in the field of wireless technology and devices. Dr. Jacobs currently also serves as a director of Globalstar, Inc., Virewirx Inc., Deako Inc., and as an alternate governor of the NBA Board of Governors. He earned a B.S. in Electrical Engineering and Computer Science, M.S. in Electrical Engineering, and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. He founded the Jacobs Institute for Design Innovation at the University of California, Berkeley. Dr. Jacobs is a member of the National Academy of Engineering and a Fellow of the American Academy of Arts and Sciences.
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
Senior Management
Rene Haas has served as our Chief Executive Officer and a Director since February 2022. Prior to being appointed as Chief Executive Officer, Mr. Haas served as President of our IP Product Groups (“IPG”) from January 2017. Under his leadership, Mr. Haas transformed IPG to focus on key solutions for vertical markets with a more diversified product portfolio and increased investment in our software ecosystem. In addition to his role as Chief Executive Officer, Mr. Haas has sat on the board of SoftBank Group since June 2023. Mr. Haas also provides certain advisory and consulting services to SoftBank Group. In April 2026, Mr. Haas was also appointed as Chief Executive Officer of SoftBank Group International, an operating platform that oversees certain subsidiaries of SoftBank Group. Mr. Haas joined the Company in October 2013 as Vice President of Strategic Alliances and two years later was appointed to the Arm Leadership Team (formerly known as the Executive Committee) and named Arm’s Chief Commercial Officer in charge of global sales and marketing. Before joining the Company, Mr. Haas held several applications management, applications engineering and product engineering roles, including seven years at NVIDIA as Vice President and General Manager of its computing products business. Prior to NVIDIA, Mr. Haas held executive roles at Scintera Networks and Tensilica. Mr. Haas earned his Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and is a graduate of the Stanford University Graduate School of Business Executive Education Program. Mr. Haas was selected to serve on our Board of Directors due to his knowledge of our business as our Chief Executive Officer and his extensive experience in the semiconductor industry.
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
Will Abbey has served as our Executive Vice President and Chief Commercial Officer since April 2023. Mr. Abbey joined the Company in 2004 and has held a number of leadership roles, including Senior Vice President of Sales and Partner Enablement, General Manager of our Physical Design group and Vice President of Commercial Operations for the Physical IP Division. Now, as Executive Vice President and Chief Commercial Officer, Mr. Abbey leads sales, field engineering, and partner enablement at the Company, helping some of the world’s most innovative organizations leverage the newest technologies to ready themselves for the next wave of digital transformation. From IP to AI, his unique insight has helped the world’s technology leaders transform their products and operations. Before joining the Company, he worked in product management positions at Celoxica, Infineon Technologies, and Loughborough Sound Images. Mr. Abbey serves on the board of EnPro Industries and Arm China and holds a BEng from Sheffield Hallam University, U.K.
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
Remuneration of Senior Management
For the fiscal year ended March 31, 2026, the aggregate remuneration paid to our Senior Management for services in all capacities, including retirement, benefits and vested Executive Awards (as described below), was approximately $115,850,000. This amount excludes outstanding Executive Awards and includes remuneration paid to members of Senior Management that were no longer members of Senior Management as of the end of the fiscal year.
We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to Senior Management, although we made defined contribution pension contributions on behalf of, and paid pension allowances to, our Senior Management in an aggregate amount of $237,000 during the fiscal year ended March 31, 2026, which is included in the aggregate remuneration figure reported above.

During the fiscal year ended March 31, 2026, pursuant to our equity incentive plans described below under “—Equity Incentive Plans,” we granted conditional rights to receive a specified amount of our ordinary shares to our Senior Management, which we refer to as “Executive Awards,” in the aggregate amount of $91,665,000.
Directors' Remuneration Policy
The Company’s Remuneration Policy was last approved by its shareholders at the Annual General Meeting (“AGM”) on September 11, 2024.
In March 2026, the Company expanded its offerings to include Arm-designed silicon products with the introduction of the Arm AGI CPU. In this context, the Remuneration Committee has proposed a revised FYE27 Remuneration Policy which incorporates two updates for equity awards: (i) adjusting the Performance Share Unit (“PSU”) maximum from 125% to 200% for the Company’s CEO, in line with the Arm Leadership Team and U.S. market practice, and (ii) introducing a new Value Creation Plan (“VCP”) PSU award for the CEO (the “VCP Award”), aligning potential compensation if certain exceptional growth metrics are met. All other elements of the Remuneration Policy remain unchanged from those previously approved in September 2024.
Subject to approval by shareholders at the Company’s upcoming 2026 AGM, the amended Remuneration Policy (“Remuneration Policy”) will apply to the Company's Executive and Non-Executive Directors from September 9, 2026. If approved, the Remuneration Policy will remain in place for a period of three years from the effective date, unless the Remuneration Committee of the Company's Board of Directors (the “Remuneration Committee”) elects to seek approval by shareholders for a further amended policy.
Remuneration policy table – Executive Director
The following table applies to any Executive Director. Currently, the only Executive Director is the CEO, but this policy will apply to any future Executive Directors appointed to the Board of Directors.
The Company's approach to executive remuneration is intended to enable Arm to attract and retain the highest caliber talent from the global technology industry. The Remuneration Committee has developed the CEO package to be competitive with U.S. standards reflecting the location of our key competitors for executive and other talent, the listing of our ADSs on Nasdaq and the US-location of our CEO.

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

Where applicable, the Company may provide housing or relocation allowances, travel allowance and expenses, tax equalization or other expatriate benefits, and where necessary some or all of these benefits may be grossed up for taxes.

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
Maximum
The maximum is 125% of salary for target performance. The plan may then pay up to 200% of target depending on company performance, plus any individual performance multiplier of up to 1.25x (maximum of 312.5% of salary).

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

For the fiscal year ending March 31, 2027, the Annual Awards will be made in the form of PSUs and it is anticipated that PSUs will form the majority or entirety of awards for the Executive Director in future years.

In FYE27, in addition to the Annual Award, the Executive Director will be granted a VCP Award of PSUs under the Omnibus Incentive Plan. This grant will vest over a period of seven years subject to the achievement of market capitalization targets.

The Remuneration Committee retains the right to exercise its discretion in the event that the formulaic outturn of the performance measures does not reflect the Company or individual’s overall performance.

The Executive Director may also participate in any all employee share purchase plan or share option plan that is adopted by the Company on the same terms and conditions as other employees.

Maximum	The maximum initial target value of the Annual Awards will be 14 times base salary (assessed at the time of grant). Awards may then vest up to 200% of the target value based on satisfaction of stretching performance conditions.

The maximum initial target value of the VCP Award will be 100% of the value at grant of 425,000 PSUs, based on satisfaction of certain market capitalization milestones.
Performance conditions	The Annual Award performance conditions may include financial targets (including for example revenue and profit targets, or relative or absolute total shareholder return or earnings per share targets) and strategic measures. These will be set over a three year period and tested annually in relation to the relevant tranche and/or at the end of the three year performance period.

The exact measures, weightings, thresholds for vesting and targets are determined by the Remuneration Committee, in its discretion, each year taking into account the Company's key strategic priorities. The targets will, where relevant, be determined in accordance with the Company's annual budget. No amounts are paid for below threshold performance.

The VCP Award performance condition will be market capitalization milestones: $1.0 trillion by March 31, 2029, $1.5 trillion by March 31, 2030, and $2.0 trillion by March 31, 2031. 25% of the VCP award is tied to each interim milestone, with the remaining 50% tied to the final $2.0 trillion milestone. Achievement of the milestone will be determined based on the rolling average closing price over any 60-day period prior to the relevant milestone date. Achievement may be satisfied based on any such qualifying period.

The Committee shall determine the extent to which the performance measures have been met and may make adjustments to the targets in the event that the Committee determines this is appropriate. Adjusted targets will be no less challenging as those originally set.
2026 Amendment to Executive Director Equity Awards
The Executive Director Equity Award updates include: (i) an adjustment to the CEO PSU maximum from 125% to 200%, and (ii) the introduction of the VCP Award. The adjustment to the CEO PSU maximum will apply to all awards granted to the CEO from May 2026 onward, conditioned on shareholder approval of the new Remuneration Policy at the 2026 AGM.
Implementation of Remuneration Policy for the Fiscal Year ending March 31, 2027
Details of how the Remuneration Policy will be implemented for the next fiscal year are set out below:
Base salary
During the year, the Remuneration Committee reviewed the base salary for the CEO. The Remuneration Committee did not propose any increase and, as such, the CEO’s base salary will remain at $1,350,000. The Remuneration Committee will continue to review this on an on-going basis. The average global workforce salary increase through the annual review process for the fiscal year ending March 31, 2027 (inclusive of promotions and effective April 1, 2026) was 7.20%.
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
Equity awards
1.Annual Award
The CEO will be granted an Annual Award of PSUs which will have an initial target value of 14 times base salary. The maximum opportunity will be 200% of grant.
75% of the award will be assessed over three separate one-year performance periods, with 25% allocated to each year. For each period, performance will be measured against the following metrics (which together make up 100% of that year’s maximum allocation):
•Revenue (25%)
•Non-GAAP Operating Income (25%)
•Strategic Priorities (applied as a modifier of up to 2x on the combined financial performance, enabling a total outcome of up to 100%)
The Strategic Priorities are linked thematically to Arm's potential growth drivers. Financial performance targets are based on the Board-approved budget for the financial year. At the end of each fiscal year, performance against these financial and strategic measures will be evaluated. Based on this assessment, the resulting payout for each period can range from 0% to 200%.
25% of the award will be subject to relative total shareholder return (“Relative TSR”) measured over the full three-year performance period. Total shareholder return will be measured relative to the S&P 500 IT Sector Index. At the end of the three-year performance period Relative TSR achievement will be measured. 0% of the Relative TSR portion will vest if the Company’s total shareholder return is at or below the 25th percentile of the index and 200% of the Relative TSR portion if the Company’s total shareholder return is at or above the 75th percentile of the index with linear interpolation for intermediate levels of performance.
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
2. VCP Award
The one-time VCP award of 425,000 PSUs will have a maximum vesting opportunity of 100% with the objective of achieving a $2.0 trillion market capitalization by March 31, 2031.
The VCP Award has three tranches as set forth in the table below, each contingent on achieving specified market capitalization milestones: $1.0 trillion by March 31, 2029, $1.5 trillion by March 31, 2030, and $2.0 trillion by March 31, 2031. 25% of the VCP award is tied to each interim milestone, with the remaining 50% tied to the final $2.0 trillion milestone.
If an interim milestone is not achieved within the specified timeframe, the associated portion will roll forward and remain eligible for vesting upon achievement of a subsequent milestone. Achievement of the market capitalization milestones will be determined based on the rolling average closing price over any 60-day period prior to the relevant milestone date. Achievement may be satisfied based on any such qualifying period.
Vesting occurs on April 1, two years following the relevant milestone date, with the award fully vested by April 1, 2033, subject to continued employment.
The Remuneration Committee believes the value delivered to the CEO at maximum vesting of 100% appropriately reflects the significant value creation required by market capitalization milestones.

Tranche	Market Capitalization Milestone	Achieved before	Cumulative vesting	Vest date
1	$1.0 trillion	March 31, 2029	25%	April 1, 2031
2	$1.5 trillion	March 31, 2030	50%	April 1, 2032
3	$2.0 trillion	March 31, 2031	100%	April 1, 2033
Equity awards are granted annually in May with the performance period starting April 1st. For the CEO, the FYE27 Annual Award and VCP Award were granted in May 2026 and are conditional on shareholder approval of the new Remuneration Policy at the 2026 AGM.
Equity awards granted under both the Annual Award and the VCP Awards are subject to Arm’s Clawback Policy.
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

For the fiscal year ending March 31, 2027, Non-Executive Directors will receive an annual cash retainer of $80,000. In addition, each Non-Executive Director will receive a cash fee of $5,000 per meeting of the Board of Directors. Members of the Audit Committee and the Remuneration Committee will receive $15,000 and $10,000, respectively, in cash annually. The chairs of the Audit Committee and Remuneration Committee will receive $30,000 and $20,000, respectively in cash annually. As stated above, Mr. Son (the current Remuneration Committee Chair) does not receive any remuneration from the Company.

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
Shareholding principles
Members of the Arm Leadership Team, including the CEO, have five years from the later of (a) August 24, 2023, and (b) the start of employment, to obtain and maintain the required level of shareholding. The holding requirement is 1,000% of base salary for the CEO. Vested ADSs and unvested time-based RSUs will count towards the holding requirement.
Non-Executive Directors have five years from the later of (a) August 24, 2023, and (b) appointment to the Board of Directors, to obtain and maintain the required level of shareholding. The holding requirement for Non-Executive Directors is 300% of the then‑current annual cash retainer (excluding any additional cash retainer for committee chairs). Vested ADSs and unvested time-based RSUs will count towards the holding requirement.
If the required holding level is not reached within the required timeframe, subject to the discretion of the Remuneration Committee, an Arm Leadership Team member or Non-Executive Director may be required to retain 100% of their net ADSs.
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
•who receives awards;
•the size of awards, subject to the limits in the Remuneration Policy;
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
The performance measures for the annual bonus and Annual Award PSUs are chosen to support the Company’s strategy. The Remuneration Committee believes it is appropriate to use a balance between financial targets and strategic objectives. The Remuneration Committee annually reviews the measures, weightings and targets to ensure they remain relevant and stretching for the Company.
The performance measures for the VCP Award are based on the achievement of specified market capitalization milestones by specific dates. Achievement of the milestone will be determined based on the rolling average closing price over any 60-day period prior to the relevant milestone date. Achievement may be satisfied based on any such qualifying period and is not limited to the 60-day period immediately preceding the milestone date. The primary milestone is the achievement of a $2 trillion market capitalization before the end of the fiscal year ending March 31, 2031. If interim milestones are not achieved within the designated timeframe, the associated value will roll forward to the next tranche, subject to performance conditions.
External appointments
Mr. Haas is a director of SoftBank Group. Additionally, in April 2026, Mr. Haas was appointed as Chief Executive Officer of SBGI. Mr. Haas’s role at SBGI is expected to be limited and part-time.
Mr. Son is the Chair and CEO of SoftBank Group.
Both Mr. Haas and Mr. Son receive remuneration for their roles with SoftBank Group, as determined by SoftBank Group.
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
Senior Management Employment Agreements
We have entered into employment agreements with our Senior Management. Each member of Senior Management is employed for an indefinite term unless either we or the member of Senior Management gives prior notice to terminate such employment. We may terminate a member of Senior Management’s employment for cause, at any time, without advance notice or severance (except for accrued remuneration or where required by applicable law). Cause includes, for example, where the member of Senior Management has committed gross misconduct or negligence. We may terminate a member of Senior Management’s employment, for a fair reason and following a fair process, by providing prior written notice varying between 30 days and 12 months depending on the terms of the employment agreement. In such case of termination by us, we will provide severance payments to the member of Senior Management as expressly required by the applicable law of the jurisdiction where the member of Senior Management is based or per the terms contained in their individual agreement, if any. Three members of Senior Management in the U.S. are entitled to receive severance if they resign for good reason or if there is a change in control event, as set out in their employment agreements. Good reason includes, for example, a significant diminution in authorities, duties or responsibilities, or a material reduction of the executive’s salary. To resign for good reason, the executive must provide 60 days of notice and a reasonable cure period. An executive officer may terminate their employment at any time with prior written notice, if required, as set out in their individual employment agreement.
Each member of Senior Management has agreed to hold, both during and after the employment agreement is terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company or affiliates or of our customers, suppliers and other business partners. Each member of Senior Management has also agreed to disclose to us all inventions, designs and any other IP which they develop during their employment with us and to assist us in obtaining and enforcing patent, copyright and other legal rights for such inventions, designs, and IP. In addition, each member of Senior Management has agreed to be bound by post-termination covenants in order to protect our business interests, including restrictions on soliciting our customers and our employees. Members of Senior Management in the U.S. have post-termination non-compete provisions, where permitted by applicable law, that equal or exceed the duration of their severance benefits.
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
Administration
For our CEO, the Annual Bonus Plan is administered by the Remuneration Committee.
Eligibility
Prior to April 1, 2024, our (and our subsidiaries’) employees (which include our Senior Management) were eligible to participate in the Annual Bonus Plan. With effect from April 1, 2024, the Annual Bonus Plan applies to members of the Arm Leadership Team only.
Start of Plan Period
At the start of each plan period (which runs from April 1st of a year to March 31st of the following year), the Remuneration Committee determines: (i) whether the Annual Bonus Plan will be operated in respect of that plan period, (ii) the CEO’s target percentage of the actual base salary which may be payable as the bonus award (the “Target Bonus Percentage”) for such plan period; and (iii) the performance conditions for such plan period. With respect to the fiscal year ended March 31, 2026, the target bonus opportunity of our Senior Management was in the range from 100% to 125% of their base salary levels. The maximum bonus award that can be earned is 200% of the target bonus award (based on the Target Bonus Percentage of the participant’s salary) plus any individual performance multiplier.
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
With respect to the fiscal year ended March 31, 2026, the performance conditions were based on the revenue and profit (EBITDA) of our group, plus strategic measures. For a description of the bonus outcome for Mr. Haas, see “—Chief Executive Officer’s bonus outcomes for fiscal year ended March 31, 2026” for further information.
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
Equity Incentive Plans
As of the fiscal year ended March 31, 2026, we granted equity-based awards to our Senior Management, employees and Non-Executive Directors under the Omnibus Incentive Plan. Prior to the IPO, we granted equity-based awards to our Senior Management, employees and Non-Executive Directors under: (1) The Arm Holdings plc RSU Award Plan (the “2022 RSU Plan”), (2) The Arm Non-Executive Directors RSU Award Plan (the “NED Plan”), (3) The Arm Holdings plc All-Employee Plan 2019 (the “2019 AEP”) and (4) The Executive IPO Plan 2019 (the “2019 EIP”) (collectively, the “Prior

Plans”). A description of the Prior Plans is included in the section titled “Item 6. Directors, Senior Management and Employees-B. Compensation” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Since the IPO, we have not and will not grant further awards under the Prior Plans and the final vest to Senior Management and Non-Executive Directors under any of these plans occurred on May 15, 2026. Instead, equity-based awards granted at or after the completion of the IPO are under the Omnibus Incentive Plan. The principal features of the Omnibus Incentive Plan are summarized below. With respect to awards granted under the Prior Plans and the Omnibus Incentive Plan that may be satisfied by transfer or issue of our ordinary shares, the Remuneration Committee or other plan administrator may also satisfy them by transfer or issue of ADSs instead. Unless otherwise indicated, under this “Equity Incentive Plans” section, references to our ordinary shares shall also include references to ADSs. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to this Annual Report.
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
The ESPP is administered by the Remuneration Committee. The ESPP provides for one or more offering periods, and each offering will be for any period of between six and 24 calendar months as determined by the Remuneration Committee. Subject to certain limitations contained therein, the ESPP allows eligible employees to purchase the Company’s ordinary shares or ADSs through payroll deductions of not less than 1% and up to 10% of eligible compensation, subject to a cap of $25,000 per year (as calculated based on applicable tax rules) or such other limit specified in the Code. During an offering period, a participant may not increase payroll deductions but may decrease deductions with the consent of the Remuneration Committee. During an offering period, participating employees are granted options to acquire ordinary shares or ADSs at a fixed price, which may be set at a discount of up to 15% of the lesser of (1) the fair market value of the ordinary shares or ADSs on the day before the offering period start date or (2) the fair market value of the ordinary shares or ADSs on the day before the purchase date at the end of the offering period. Employees may withdraw from the ESPP during specified periods and receive a full refund of accumulated payroll contributions. Employees who cease working at the Company during an offering period are treated as withdrawing from the ESPP. The first purchase period under the ESPP commenced during the fiscal year ending March 31, 2025. As of March 31, 2026, 0.7 million ordinary shares or ADSs have been purchased under the ESPP.
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
Directors' Remuneration Report
The Executive Director
Single figure table – Chief Executive Officer
The table below summarizes the total remuneration earned by Rene Haas, the Company’s Chief Executive Officer, in respect of his employment with the Company for the fiscal year ended March 31, 2026 (dollars in thousands).

$000		Salary	Taxable Benefits	Pension	Total Fixed Remuneration	Annual Bonus	Special Bonus	Equity Plans	Total Variable Remuneration	Total
Rene Haas	2026	$1,350	$1,070	$14	$2,434	$2,637	$—	$55,562	$58,199	$60,633
	2025*	$1,350	$111	$14	$1,475	$2,329	$—	$20,734	$23,063	$24,538
Notes:
•Taxable Benefits: The Company operates a benefits scheme through which the Chief Executive Officer is entitled to participate. The scheme offers a range of benefits (not all of which are taxable) which include: vacation; medical, dental and vision coverage and insurance; accident and disability insurance, group life insurance and an Employee Assistance Plan. The Taxable Benefit figures above include group life insurance, a taxable travel benefit, personal security and tax compliance advice provided by the Company. The Taxable Benefit figure for FYE26 includes estimates, subject to Mr. Haas's final personal tax filings. The year-over-year increase in CEO benefits is attributable to corporate travel and personal security provisions, which were made more comprehensive during FYE26. This aligns with steps taken across the industry to strengthen security protections for Executive Directors in response to a heightened external threat environment.
•Annual Bonus for the fiscal year ended March 31, 2026: This includes the annual bonus of approximately $2.6 million to be paid in May 2026.
•Annual Bonus for the fiscal year ended March 31, 2025: This includes the annual bonus of approximately $2.3 million paid in May 2025.
•Equity Plans for the fiscal year ended March 31, 2026: All plans contain performance related measures and are therefore measured using the fair market value upon vesting. This amount includes Tranche 3 of the FYE24 annual award, Tranche 2 of the FYE25 annual award and Tranche 1 of the FYE26 annual award which vested in May 2026. Pursuant to Tranche 3 of the FYE24 annual award, the Executive Director acquired 162,000 ADSs with a fair market value upon vesting of $33.9 million (of which, $25.6 million is attributed to share price appreciation). Pursuant to Tranche 2 of the FYE25 annual award, the Executive Director acquired 51,691 ADSs with a fair market value upon vesting of $10.8 million (of which, $5.5 million is attributed to share price appreciation). Pursuant to Tranche 1 of the FYE26 annual award, the Executive Director acquired 51,952 ADSs with a fair market value upon vesting of $10.9 million (of which, $5.5 million is attributed to share price appreciation).
•Equity Plans for the fiscal year ended March 31, 2025: All awards contain performance related measures and are, therefore, measured using the fair market value as of the vesting date. This amount includes Tranche 2 of the annual award granted in the fiscal year ended March 31, 2024 (“2024 Tranche 2”) and Tranche 1 of the annual award granted in the fiscal year ended March 31, 2025 (“2025 Tranche 1”), each of which vested in May 2025. Upon the vesting of the 2024 Tranche 2, the Chief Executive Officer acquired 106,412 ADSs with a fair market value as of the vesting date of approximately $14.2 million (of which, $8.7 million is attributed to share price appreciation). Upon the vesting of the 2025 Tranche 1, the Chief Executive Officer acquired 49,404 ADSs with a fair market value as of the vesting date of approximately $6.6 million (of which, $1.5 million is attributed to share price appreciation).
•*The FYE25 Taxable Benefits figure has been updated to reflect Mr. Haas's final personal tax filings. The FYE25 taxable benefit figure provided previously was based on estimates and subject to final tax filings.
Chief Executive Officer’s bonus outcomes for fiscal year ended March 31, 2026
The annual bonus is determined based on a scorecard of metrics, details of which are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$4,088	$4,996	$4,920	92%
	Non-GAAP Operating Income	50%	$1,689	$2,065	$2,115	100%
Strategic: Stretch (up to additional 50%)	Strategic business initiatives	50%	Delivery of solutions and achievement of major design wins / key client adoption.		1.3x	60%
The Company achieved important milestones that are expected to be key in delivering long-term growth, including key product and commercial advancements in all three business units.
The Remuneration Committee reviewed the appropriateness of the outcome under the annual bonus in light of both the relevant performance targets and wider internal and external considerations across the respective measurement periods. Of the five strategic measures, two were achieved in full. The Committee exercised discretion in assessing a third measure, concluding that its underlying intent had been met despite changes in internal and external conditions meaning the original, start-of-year criteria were not fully satisfied. No additional discretion was applied, and outcomes were otherwise determined in accordance with the established formula.

As a result of the above deemed achievement, the Company was deemed to have achieved 125% of target under the Company scorecard (83% of the maximum 150% Company performance). The Chief Executive Officer's individual performance multiplier was determined by the Board of Directors to be 1.25x, resulting in a bonus of 156% of target bonus (which is 125% of salary) or approximately $2.6 million.
Share award outcomes with respect to the fiscal year ended March 31, 2026
The Company achieved important milestones that are expected to be key in delivering long-term growth, as described above.
Fiscal Year End 2024 Annual Award
The Company granted an award to the Company’s Chief Executive Officer under the 2022 RSU Plan during the fiscal year ended March 31, 2024. This vests in tranches over 3 years (30% in year 1 and year 2 and 40% in year 3). The performance conditions for Tranche 3 (i.e. 40%) of the award are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$4,088	$4,996	$4,920	92%
	Non-GAAP Operating Income	50%	$1,689	$2,065	$2,115	100%
Strategic: Stretch (up to additional 100%)	Strategic business initiatives	100%	Delivery of solutions and achievement of major design wins / key client adoption.		1.6x	60%
The Remuneration Committee reviewed the appropriateness of the outcome under the FYE24 Annual Award in light of both the relevant performance targets and wider internal and external considerations across the respective measurement periods. Of the five strategic measures, two were achieved in full. The Committee exercised discretion in assessing a third measure, concluding that its underlying intent had been met despite changes in internal and external conditions meaning the original, start-of-year criteria were not fully satisfied. No additional discretion was applied, and outcomes were otherwise determined in accordance with the established formula.
As a result of the above deemed achievement, the Company was deemed to have achieved 153% of target (77% of the maximum 200% Company performance). The third and final tranche of the PSUs awarded to the CEO in May 2023, therefore, vested in May 2026 at 153% of target.
Fiscal Year End 2026 and 2025 Annual Award
The Company granted an award to the Company’s Chief Executive Officer under the Omnibus Incentive Plan during the fiscal years ended March 31, 2026 and 2025 (the “2026 Award” and “2025 Award”, respectively). These awards vest in tranches over 3 years (25% in year 1 and year 2 and 50% in year 3). The performance conditions for Tranche 1 of the 2026 Award (i.e. 25%), and Tranche 2 of the 2025 Award (i.e. 25%) are set out in the table below (dollars in millions).

Performance Condition	Measure	Weighting	Threshold (0%)	Target (100%)	Overall achievement	Outcome (% of overall max)
Financial: Target achievement (100% payment)	Revenue	50%	$4,088	$4,996	$4,920	92%
	Non-GAAP Operating Income	50%	$1,689	$2,065	$2,115	100%
Strategic: Stretch (up to additional 100%)	Strategic business initiatives	100%	Delivery of solutions and achievement of major design wins / key client adoption.		1.6x	60%
The Remuneration Committee reviewed the appropriateness of the outcome under the FYE25 and FYE26 Annual Awards in light of both the relevant performance targets and wider internal and external considerations across the respective measurement periods. Of the five strategic measures, two were achieved in full. The Committee exercised discretion in assessing a third measure, concluding that its underlying intent had been met despite changes in internal and external conditions meaning the original, start-of-year criteria were not fully satisfied. No additional discretion was applied, and outcomes were otherwise determined in accordance with the established formula.
As a result of the Company’s deemed achievement described above, the Company was deemed to have achieved 153% of target (77% of the maximum 200% Company performance). The maximum opportunity for the Chief Executive Officer under both the 2026 Award and 2025 Award is 125%; therefore, Company achievement above 100% is adjusted by a factor of 0.25. The first and second tranches of the PSUs awarded to the CEO in May 2026 and 2025, respectively, therefore, vested in May 2026 at 113% of target (90% of the 125% maximum). For all other executive participants, the first and second tranches of the PSUs awarded in May 2026 and 2025, respectively, vested in May 2026 at 153% of target.
Non-Executive Directors
Single figure table – Non-Executive Directors
The table below summarizes the total remuneration earned by each Non-Executive Director of the Company, in respect of their service to the Company for the fiscal years ended March 31, 2026 and 2025 (dollars in thousands).

$000		Fees	Taxable Benefits	Total Fixed Remuneration	Equity Plans	Total Variable Remuneration	Total
Masayoshi Son	2026	$—	$—	$—	$—	$—	$—
	2025	$—	$—	$—	$—	$—	$—
Karen E. Dykstra	2026	$125	$—	$125	$220	$220	$345
	2025	$130	$—	$130	$220	$220	$350
Anthony Michael Fadell	2026
	2025	$41	$—	$41	$99	$99	$140
Jeffrey A. Sine	2026	$105	$—	$105	$220	$220	$325
	2025	$110	$—	$110	$220	$220	$330
Paul E. Jacobs, PhD	2026	$95	$—	$95	$220	$220	$315
	2025	$100	$—	$100	$220	$220	$320
Rosemary Schooler	2026	$120	$—	$120	$220	$220	$340
	2025	$125	$—	$125	$220	$220	$345
Ronald D. Fisher	2026	$105	$—	$105	$220	$220	$325
	2025	$112	$—	$112	$220	$220	$332
Young Sohn	2026	$110	$—	$110	$220	$220	$330
	2025	$63	$—	$63	$122	$122	$185

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
•Equity Plans for the fiscal year ended March 31, 2026: Pursuant to the Omnibus Incentive Plan, 2,141 RSUs were awarded to each Non-Executive Director (other than Mr. Son) in May 2025 for their service during FYE26, which vested on May 15, 2026. The values shown in the table above reflect the fair market value of the award at grant using a share price of $102.77 which reflects the 20-day average closing price of ADSs immediately preceding the grant date. RSUs granted to Non-Executive Directors have no performance related measures.
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
•Mr. Son has waived his eligibility and does not receive any remuneration from the Company.
Scheme interests granted in period
The table below sets out the awards granted to the Company’s Chief Executive Officer during the fiscal year ended March 31, 2026:

	Award type	Grant date	No. of shares under award	Face value ($000)	Threshold performance (% shares delivered)	End of performance period
Rene Haas	PSU	May 1, 2025	183,906	$18,900	—%	March 31, 2028
Notes:
•The Chief Executive Officer received an annual award during the fiscal year ended March 31, 2026 of PSUs pursuant to the Omnibus Incentive Plan. This was an award amounting to 14x the Chief Executive Officer’s salary ($18.9 million), which will vest between 0%-125% over a three-year period subject to achievement of performance conditions.
•The face value presented in the table has been calculated using a share price of $102.77, which reflects the 20-day average closing price immediately preceding the grant date of May 1, 2025.

The table below sets out the awards granted to the Non-Executive Directors:

	Award type	Grant date	No. of shares under award	Face value ($000)	Threshold performance (% shares delivered)	End of performance period
Masayoshi Son	—	—	—	—	—	—
Karen E. Dykstra	RSU	May 1, 2025	2,141	$220	100%	May 15, 2026
Jeffrey A. Sine	RSU	May 1, 2025	2,141	$220	100%	May 15, 2026
Paul E. Jacobs, PhD	RSU	May 1, 2025	2,141	$220	100%	May 15, 2026
Rosemary Schooler	RSU	May 1, 2025	2,141	$220	100%	May 15, 2026
Ronald D. Fisher	RSU	May 1, 2025	2,141	$220	100%	May 15, 2026
Young Sohn	RSU	May 1, 2025	2,141	$220	100%	May 15, 2026
Notes:
•The Non-Executive Directors received an annual award of RSUs in the fiscal year ended March 31, 2026 pursuant to the Omnibus Incentive Plan. In line with the Directors' Remuneration Policy, each Non-Executive Director received an award of RSUs with a grant date fair value of $220,000, which vested in May 2026.
•Mr. Son has waived his eligibility and does not receive any remuneration from the Company.
Payments for loss of office and payments to past directors
No payments for loss of office or to past directors were made during the year.
Performance graph
Our ADSs began trading on Nasdaq on September 14, 2023. The Total Shareholder Return ("TSR") graph represents the value at March 31, 2026 of $100 invested in our ADSs on September 14, 2023, compared with the value of $100 invested in the S&P 500 IT Sector Index. This index is considered the most relevant and appropriate comparator index for the Company, incorporating organizations our shareholders would be likely to consider for their investments. It is also the index used in the Performance Share Plan.

CEO remuneration
The table below shows the total remuneration received by the CEO for each of the fiscal years ended March 31, 2026, 2025, and 2024. The Company has not disclosed remuneration received by the CEO for years prior to Arm’s listing on the Nasdaq Global Select Market.

	Fiscal Year Ended March 31,
	2026	2025	2024
CEO single figure ($000)	$60,633	$24,538	$70,133
Annual bonus as % of max	83%	74% (1)	59% (2)
PSUs as % of max	90% (3)	86% (4)	78%
(1)     The CEO's annual bonus as % of max has been updated to 74% as the previously reported value had not been adjusted for the CEO's individual performance multiplier. There was no change in actual bonus awarded.
(2)    The annual bonus as % of max for the fiscal year ended March 31, 2024 of 59% was calculated pursuant to the Annual Bonus Plan. The Annual Bonus Plan provides that the maximum bonus award that can be earned is two hundred percent (200%) of the target bonus award (based on the Target Bonus Percentage of the Participant’s Salary (each as defined in the Annual Bonus Plan)) plus any individual performance multiplier. The annual bonus as % of max for the fiscal year ended March 31, 2024 would have been 78% based on the fiscal year ended March 31, 2024 plan maximum of 150% for corporate performance.
(3)    Equity Plans for the fiscal year ended March 31, 2026: The PSUs as % of max in the table above reflects the award for the fiscal year ended March 31, 2025 and award for the fiscal year ended March 31, 2026 under which the CEO award is capped at 125% of target and achievement was 113% (90% of maximum).
(4)    Equity Plans for the fiscal year ended March 31, 2025: The PSUs as % of max in the table above reflects the award for the fiscal year ended March 31, 2025, under which the CEO award is capped at 125% of target and achievement was 108% (86% of maximum).
CEO equity awards
The CEO will be granted a PSU award as described in “Directors’ Remuneration Policy–Implementation of remuneration policy for the fiscal year ending March 31, 2027.”
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
The Remuneration Committee consists of Mr. Son, Mr. Fisher, Mr. Sine and Ms. Schooler, with Mr. Son serving as chair.
D.    Employees
Our Employees
We employ a global workforce that spans across 19 countries. As of March 31, 2026, approximately 84% of our 9,584 global employees were engaged in engineering activities delivering products for our partners to schedule and specification as well as driving innovations in our industry. During the fiscal year ended March 31, 2026, we engaged an average of 2,820 temporary employees.
The following table sets forth the number of our employees for each of the past three financial years:

Function	March 31, 2026	March 31, 2025	March 31, 2024 (1)
Engineering	8,058	6,943	5,887
Non-Engineering	1,526	1,387	1,209
Geographic Distribution
United Kingdom	3,943	3,529	3,183
United States	2,023	1,717	1,389
India	1,829	1,525	1,150
Other	1,789	1,559	1,374
Total Employees	9,584	8,330	7,096
(1) 180 application engineers were reclassified from Non-Engineering to Engineering.
We consider relations with our employees to be very positive and have never experienced a work stoppage. Our employees in France and Hungary are represented by works councils. We consider our relationship with these works councils to be productive and constructive, and there are currently no ongoing disputes.
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
During the fiscal year ended March 31, 2026, the Company was not required to recoup any compensation awarded under the Clawback Policy.
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
Principal Shareholders
The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of May 21, 2026, by:
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
The percentage of ordinary shares beneficially owned as of May 21, 2026 is based on 1,068,078,760 ordinary shares outstanding.
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
Except as otherwise indicated in the table below, addresses of the Directors, Senior Management and named beneficial owners are care of Arm Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom. As of May 21, 2026, to our knowledge, there are no U.S. record holders of our issued and outstanding ordinary shares.

	Ordinary Shares Beneficially Owned
Name of Beneficial Shareholder	Number	Percent
5% Shareholders:
SoftBank Group Corp.(1)	922,733,999	86%	(2)

Senior Management and Directors:
Masayoshi Son(1)	—	—%
Ronald D. Fisher	35,615	**	(3)
Jeffrey A. Sine	9,572	**
Karen E. Dykstra	13,002	**	(4)
Rosemary Schooler	9,572	**
Paul E. Jacobs, PhD	9,572	**
Young Sohn	2,396	**
Rene Haas	396,007	**
Jason Child	174,232	**
Charlotte Eaton	—	—%
Spencer Collins	—	—%
Richard Grisenthwaite	—	—%
Will Abbey	33,629	**
All Senior Management and Directors as a group (13 individuals)	683,597	**
**    Represents beneficial ownership of less than 1% of the outstanding ordinary shares.
(1)Represents shares held of record by Kronos II LLC, an indirect wholly-owned subsidiary of SoftBank Group. 769,029,000 of our ordinary shares that are beneficially owned by SoftBank Group, representing a 72.0% equity interest in us, were pledged as security under the SoftBank Group Facility. Masayoshi Son, who is a Director and the Chairman of our Board of Directors, is Representative Director, Corporate Officer, Chairman and CEO of SoftBank Group. Mr. Son disclaims beneficial ownership of these shares. The address for SoftBank Group is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan.
(2)Excludes one ordinary share beneficially owned by SoftBank Vision Fund, a subsidiary of SoftBank Group. SoftBank Group may be deemed to have beneficial ownership of such ordinary share. SoftBank Group disclaims any such beneficial ownership.
(3)Excludes 2,130 and 2,141 ordinary shares underlying restricted stock units granted to Mr. Fisher in May 2024 and May 2025, respectively, each of which vested in full on May 15, 2025 and May 15, 2026, respectively, but have not been delivered pursuant to Mr. Fisher’s election to defer delivery of the ordinary shares until the date of termination of his service on our Board of Directors.
(4)Excludes 2,130 and 2,141 ordinary shares underlying restricted stock units granted to Ms. Dykstra in May 2024 and May 2025, respectively, each of which vested in full on May 15, 2025 and May 15, 2026, respectively, but have not been delivered pursuant to Ms. Dykstra’s election to defer delivery of the ordinary shares until the date of termination of her service on our Board of Directors.
Controlled Company
We are currently controlled by SoftBank Group. As of May 21, 2026, SoftBank Group beneficially owns approximately 922,733,999 or 86.4% of our total issued and outstanding share capital and thus a majority of the total voting power of our ordinary shares. As such, our publicly traded ADSs, representing ordinary shares, is 145,344,760. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer” and “Item 8. Financial Information—Note 15 - Share-based Compensation” for share-based compensation awards outstanding and expected to vest.
In addition, certain subsidiaries of SoftBank Group have entered into a margin loan facility secured by our ordinary shares, which we refer to as the SoftBank Group Facility. The SoftBank Group Facility is initially secured by a pledge of

769,029,000 of our ordinary shares representing a 72.0% equity interest in us. In the case of non-payment at maturity or another event of default, the providers of the SoftBank Group Facility may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. The foreclosure on our shares that are initially pledged as collateral for the SoftBank Group Facility could cause a change of control of us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—SoftBank Group has engaged, and may in the future engage, in financing transactions whereby our shares are pledged as security.”
B.    Related Party Transactions
In addition to the Director and Senior Management remuneration and indemnification arrangements discussed in “Item 6. Directors, Senior Management and Employees—B. Compensation,” this section describes transactions or loans, since April 1, 2023, between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. We refer to the entities and persons described in (a) through (e) above as “related parties.”
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
Consulting Agreement
We are party to a consulting agreement with SoftBank Group pursuant to which we provide to SoftBank Group and its affiliates certain technical consultancy and advisory services relating to potential transactions, strategic partnerships, licensing agreements, commercial arrangements or other arrangements involving SoftBank Group or its affiliates (the “Consulting Agreement”). Pursuant to statements of work under the Consulting Agreement entered into and amended during the fiscal years ended March 31, 2026, 2025, and 2024 and through the date of this Annual Report, we may earn fees for services provided pursuant to the Consulting Agreement. For the fiscal years ended March 31, 2026 and 2025, revenue from the licensing and servicing arrangements was $704.4 million and $145.5 million, respectively, and as of March 31, 2026 and 2025, the Company had current contract assets of $645.8 million and $145.5 million from an affiliate of SoftBank Group. In addition, we may be entitled to a royalty fees under certain statements of work, the terms of which will be negotiated at a later date. During the fiscal year ended March 31, 2026, we also agreed to modify the structure of one of the statements of work under the Consulting Agreement resulting in a fixed payment amount of $300 million, which will be paid during the fiscal year ending March 31, 2027. Further, we are entitled to the reimbursement of certain expenses incurred in connection with providing services under the Consulting Agreement. In connection with the performance of services under the Consulting Agreement or otherwise, we may enter into strategic partnerships, licensing agreements or other commercial arrangements involving businesses or other assets owned by SoftBank Group or its affiliates, business or assets in which SoftBank Group or its affiliates have a controlling interest, or businesses with which SoftBank Group or its affiliates have a commercial arrangement or partnership. For additional financial information relating to our agreements with SoftBank Group and its affiliates, see “Item 8. Financial Information—Note 20—Related Party Transactions” in the Notes to the Consolidated Financial Statements included in this Annual Report.
SoftBank Group Facility
On August 19, 2023, certain subsidiaries of SoftBank Group entered into the SoftBank Group Facility, pursuant to which a subsidiary of SoftBank Group borrowed $8.5 billion either following, or substantially concurrently with, the closing of the IPO, at which time the Prior SoftBank Group Facility was repaid in full.
The SoftBank Group Facility is secured by a pledge of 769,029,000 of our ordinary shares held by SoftBank Group, representing a 72.0% equity interest in us as of May 21, 2026.
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
On March 19, 2025, SoftBank Group announced that it entered into an agreement to acquire all of the outstanding equity interests of Ampere. The transaction closed in November 2025. In December 2025, the Company, as a minority shareholder of Ampere, received $143.4 million in gross proceeds for its equity interest in Ampere and $39.3 million from the settlement of the convertible promissory note with Ampere. In March 2026, the Company entered into a development agreement with Ampere (the “Ampere Development Agreement”), enabling Ampere to provide consulting services to the Company under one or more statements of work. For additional financial information relating to our agreements with Ampere, see “Item 8. Financial Information—Note 20—Related Party Transactions” in the Notes to the Consolidated Financial Statements included in this Annual Report.
In April 2025, we entered into a Tax Sharing Agreement with SoftBank Group (the “Tax Sharing Agreement”). The Tax Sharing Agreement provides for the reimbursement to the Company for any SoftBank Group costs the Company incurs under the U.K. legislation implementing the OECD framework for Pillar Two minimum taxes and for the reimbursement to SoftBank Group for the Company’s share of Pillar Two minimum taxes under this U.K. legislation.
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

Young Sohn
Mr. Sohn is a member of the board of directors of Cadence Design Systems, Inc. (“Cadence”). On August 26, 2025, the Company completed the sale of its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os to Cadence pursuant to the terms of the definitive agreement entered into in April 2025. In connection with the sale, the Company entered into a transition services agreement pursuant to which the Company and Cadence are providing certain transition support services to each other for a period of up to 18 months following completion of the sale. For additional financial information relating to the sale, see “Item 8. Financial Information —Note 5 – Acquisitions and Divestitures” in the Notes to the Consolidated Financial Statements included in this Annual Report.
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
For the fiscal years ended March 31, 2026, 2025 and 2024, revenues attributable to our relationship with Arm China were approximately 16%, 17% and 21% of our total revenue, respectively. For additional financial information relating to Arm China, see “Item 8. Financial Information—Note 20—Related Party Transactions” in the Notes to the Consolidated Financial Statements included in this Annual Report.
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
C.    Interests of experts and counsel
Not applicable.

Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
Legal Proceedings
From time to time, we are involved in various legal, administrative, and regulatory proceedings, claims, demands and investigations relating to our business, which may include claims with respect to commercial, product liability, IP, cybersecurity, privacy, data protection, antitrust, breach of contract, labor and employment, whistleblower, mergers and acquisitions and other matters. In addition, under our customer agreements, we agree in some cases to indemnify our customers if a third party files a claim in court or another venue asserting that our products infringe such third party’s IP rights. Although we do not agree to indemnify our customers’ end customers, such end customers may be subject to infringement claims and may initiate claims against us as a result. We are currently involved in pending litigation, including, but not limited to, litigation proceedings with Qualcomm and Nuvia. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are currently involved in pending litigation, and may in the future become involved in litigation, government investigations or regulatory proceedings that may adversely affect us.” In addition, our products are involved in pending litigation to which we are not a party. We cannot provide you any assurances regarding how any such litigation will be resolved, what benefits we will obtain or what losses we might incur. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.”
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Arm Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Arm Holdings plc and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue Recognition for Material Long-Term Revenue Contracts - Refer to Notes 1 and 4 to the Consolidated Financial Statements
Critical Audit Matter Description
The Company routinely enters into material long-term revenue contracts with customers, including related parties, that involve multiple performance obligations consisting of products and services such as intellectual property licenses, implicit rights to future products, early access rights, software licenses, support, training, professional and design services, and other non-standard performance obligations that may be contract or customer specific. Determining the appropriate revenue recognition for these material long-term revenue contracts may involve significant judgment by management, including the identification of performance obligations and the portion of the transaction price that should be allocated to those performance obligations, both of which impact the amount and timing of revenue recognition.

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
How the Critical Audit Matter Was Addressed in the Audit
For those material long-term revenue contracts with customers, including related parties, our audit procedures related to management’s evaluation regarding identification of the performance obligations and the allocation of the transaction price included the following, among others:
•We tested the effectiveness of controls the Company has in place to review customer revenue contracts to identify performance obligations and allocate the transaction price to performance obligations.
•Obtained and read the contract, including master agreements, amendments, purchase and sales order agreements, and related contracts.
•Obtained and evaluated the Company’s technical accounting position for each such contract.
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
•Inquiring of personnel outside of the accounting function with sufficient authority and knowledge of the contract to understand its nature, business purpose, and the Company’s performance obligations.
•We assessed the allocation of the transaction price to performance obligations by performing the following:
•Evaluating the reasonableness of the Company’s methodologies and inputs used to establish estimated standalone selling prices by obtaining an understanding of the nature of the products and services and testing the underlying data.
•Comparing the transaction price determined by management to the transaction price in the customer contracts, including an evaluation of whether the transaction price and corresponding performance obligations were fairly presented for related party transactions.
•Reperforming the allocation of the transaction price to each performance obligation to test the accuracy of management’s allocation of transaction price to performance obligations by:
•Tracing and agreeing observable standalone selling prices to the supporting analyses, and
•Recalculating the allocation using a combination of methods when the residual approach is used.
/s/ Deloitte & Touche LLP
San Jose, California
May 26, 2026
We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Arm Holdings plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Arm Holdings plc and subsidiaries (the "Company") as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026 of the Company and our report dated May 26, 2026, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte & Touche LLP
San Jose, California
May 26, 2026

Arm Holdings plc
Consolidated Income Statements
(in millions, except per share amounts)

	Fiscal Year Ended March 31,
	2026	2025	2024
Revenue:
Revenue from external customers	$3,421	$3,184	$2,509
Revenue from related parties	1,499	823	724
Total revenue	4,920	4,007	3,233
Cost of sales	(121)	(121)	(154)
Gross profit (loss)	4,799	3,886	3,079

Operating expenses:
Research and development	(2,776)	(2,071)	(1,979)
Selling, general and administrative	(1,115)	(984)	(983)
Disposal, restructuring and other operating expenses, net	(8)	—	(6)
Total operating expenses	(3,899)	(3,055)	(2,968)
Operating income (loss)	900	831	111
Income (loss) from equity investments, net	14	(237)	(20)
Interest income, net	111	116	110
Other non-operating income (loss), net	132	10	11
Income (loss) before income taxes	1,157	720	212
Income tax benefit (expense)	(253)	72	94
Net income (loss)	$904	$792	$306

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.85	$0.75	$0.30
Diluted	$0.85	$0.75	$0.29

Weighted average ordinary shares outstanding
Basic	1,061	1,050	1,027
Diluted	1,068	1,063	1,044
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Comprehensive Income
(in millions)

	Fiscal Year Ended March 31,
	2026	2025	2024
Net income (loss)	$904	$792	$306
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	8	(2)	3
Net change of the effective portion of designated cash flow hedges	(10)	3	(8)
Total comprehensive income (loss)	$902	$793	$301

See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value)

	As of
	March 31, 2026	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	$2,751	$2,085
Short-term investments	850	740
Accounts receivable, net (including receivables from related parties of $270 and $279 as of March 31, 2026 and 2025, respectively)	1,300	1,107
Contract assets (including contract assets from related parties of $646 and $152 as of March 31, 2026 and 2025, respectively)	977	642
Prepaid expenses and other current assets	358	256
Total current assets	6,236	4,830
Non-current assets:
Property and equipment, net	772	354
Operating lease right-of-use assets	379	320
Finance lease right-of-use assets	69	40
Equity investments (including investments held under fair value option of $148 and $300 as of March 31, 2026 and 2025, respectively)	387	565
Goodwill	1,623	1,620
Intangible assets, net	230	151
Deferred tax assets	375	401
Non-current portion of contract assets	320	346
Other non-current assets	312	305
Total non-current assets	4,467	4,102
Total assets	$10,703	$8,932
Liabilities:
Current liabilities:
Accrued compensation and benefits	$154	$140
Tax liabilities	106	124
Contract liabilities (including contract liabilities from related parties of $36 and $81 as of March 31, 2026 and 2025, respectively)	294	209
Operating lease liabilities	39	30
Other current liabilities (including payables to related parties of $20 and $11 as of March 31, 2026 and 2025, respectively)	447	426
Total current liabilities	1,040	929
Non-current liabilities:
Non-current portion of accrued compensation	32	26
Deferred tax liabilities	39	41
Non-current portion of contract liabilities (including non-current portion of contract liabilities from related parties of $23 and $24 as of March 31, 2026 and 2025, respectively)	752	702
Non-current portion of operating lease liabilities	393	316
Other non-current liabilities	161	79
Total non-current liabilities	1,377	1,164
Total liabilities	2,417	2,093
Commitments and contingencies (Note 18)

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value)

	As of March 31,
	2026	2025
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,097 shares authorized and 1,064 shares issued and outstanding as of March 31, 2026; and 1,088 shares authorized and 1,057 issued and outstanding as of March 31, 2025	2	2
Additional paid-in capital	3,467	2,922
Accumulated other comprehensive income (loss)	370	372
Retained earnings	4,447	3,543
Total shareholders’ equity	8,286	6,839
Total liabilities and shareholders’ equity	$10,703	$8,932
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Shareholders’ Equity
(in millions)

	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2023	1,025	$2	$1,216	$376	$2,457	$4,051
Net income (loss)	—	—	—	—	306	306
Other comprehensive income (loss), net of tax	—	—	—	(5)	—	(5)
Share-based compensation cost	—	—	825	—	—	825
Issuance of vested shares from share-based payment arrangements	18	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	(3)	—	(213)	—	—	(213)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of March 31, 2024	1,040	2	2,171	371	2,751	5,295
Net income (loss)	—	—	—	—	792	792
Other comprehensive income (loss), net of tax	—	—	—	1	—	1
Share-based compensation cost	—	—	820	—	—	820
Issuance of vested shares from share-based payment arrangements	17	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	—	—	(69)	—	—	(69)
Balance as of March 31, 2025	1,057	2	2,922	372	3,543	6,839
Net income (loss)	—	—	—	—	904	904
Other comprehensive income (loss), net of tax	—	—	—	(2)	—	(2)
Share-based compensation cost	—	—	1,056	—	—	1,056
Issuance of vested shares from share-based payment arrangements	11	—	—	—	—	—
Issuance of ordinary shares under Employee Stock Purchase Plan	1	—	74	—	—	74
Tax withholding on vested shares from share-based payment arrangements	(5)	—	(585)	—	—	(585)
Balance as of March 31, 2026	1,064	$2	$3,467	$370	$4,447	$8,286
(1)    Includes $212 million of share-based compensation cost recognized in the fiscal year ended March 31, 2024 for RSU awards previously liability-classified.
See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Consolidated Statements of Cash Flows
(in millions)

	Fiscal Year Ended March 31,
	2026	2025	2024
Cash flows provided by (used for) operating activities:
Net income (loss)	$904	$792	$306
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	249	183	162
Deferred income taxes	15	(218)	(273)
(Income) loss from equity investments, net	(14)	237	20
Share-based compensation cost	1,052	820	1,037
Operating lease expense	59	40	35
Gain on business divestiture	(131)	—	—
Other non-cash operating activities, net	(8)	8	(2)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(201)	(331)	218
Contract assets, net (including contract assets from related parties)	(309)	(412)	(307)
Prepaid expenses and other assets	(117)	(140)	(61)
Accrued compensation and benefits	24	(152)	(292)
Contract liabilities (including contract liabilities from related parties)	135	(4)	(190)
Tax liabilities	(11)	(6)	(30)
Operating lease liabilities	(44)	(39)	(28)
Other liabilities (including payables to related parties)	(79)	(381)	495
Net cash provided by (used for) operating activities	$1,524	$397	$1,090

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(1,140)	(680)	(765)
Proceeds from maturity of short-term investments	1,030	940	425
Purchases of equity investments	(11)	(57)	(32)
Purchases of intangible assets	(30)	(20)	(51)
Proceeds from business divestiture	127	—	—
Proceeds from settlement of loans, including convertible loans	56	—	—
Proceeds from sale or liquidation of equity investments	205	—	—
Purchases of property and equipment	(545)	(219)	(92)
Other investing activities, net, including investments in convertible loans	(17)	1	(1)
Net cash provided by (used for) investing activities	$(325)	$(35)	$(516)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(67)	(59)	(40)
Proceeds from Employee Stock Purchase Plan	74	—	—
Other financing activities, net	(26)	(23)	(10)
Payments of withholding tax on vested shares	(529)	(120)	(158)
Net cash provided by (used for) financing activities	$(548)	$(202)	$(208)

Effect of foreign exchange rate changes on cash and cash equivalents	15	2	3
Net increase (decrease) in cash and cash equivalents	666	162	369
Cash and cash equivalents at the beginning of the period	2,085	1,923	1,554
Cash and cash equivalents at the end of the period	$2,751	$2,085	$1,923

Arm Holdings plc
Consolidated Statements of Cash Flows
(in millions)

	Fiscal Year Ended March 31,
	2026	2025	2024
Supplemental disclosure of cash flow information:
Cash paid for income taxes, net of refunds	$(223)	$(149)	$(187)

Non-cash investing and financing activities:
Non-cash additions in property and equipment	$29	$27	$2
Non-cash additions in finance lease right-of-use assets	$56	$33	$13
Non-cash additions in intangible assets	$131	$51	$53
Non-cash additions in operating lease right-of-use assets	$98	$146	$27
Non-cash additions in operating lease liabilities	$107	$149	$27
Non-cash additions to equity investments from conversion of certain receivables	$8	$5	$9
Non-cash distributions to shareholders	$—	$—	$12
Non-cash withholding tax on vested shares	$64	$8	$55
Non-cash reclassification of share-based compensation costs	$—	$—	$343

See accompanying notes to the consolidated financial statements.

Arm Holdings plc
Notes to Consolidated Financial Statements

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (the “Company” and also referred to as “we,” “our” or “us”) are a global leader in the semiconductor industry. The Company’s principal operations and activities are the licensing, marketing, research and development of central processing unit (“CPU”) intellectual property (“IP”), graphics processing unit IP, systems IP, compute subsystems (“CSS”), and associated software, tools and other related services. In March 2026, we announced the expansion of our compute platform into production silicon products with the Arm AGI CPU.
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
Reclassification of Presentation in Consolidated Balance Sheets
Finance lease right-of-use assets that were previously included in property and equipment, net have been reclassified to finance lease right-of-use assets on the Consolidated Balance Sheets to conform to current period presentation. See Notes 8 - Property and Equipment, Net and 9 - Leases for further details. Finance lease liabilities continue to be included in other current liabilities and other non-current liabilities on the Consolidated Balance Sheets.

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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
•Equity method investments are equity securities in investees in which the Company does not control but has the ability to exercise significant influence. Investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor are also accounted for using the equity method when the Company has more than virtually no influence (i.e., at least 3% to 5% ownership). The Company has elected to account for certain equity method investments under the fair value option. These investments are recorded at fair value with changes in fair value recorded on the income statement. Where the Company has not elected the fair value option, equity method investments are recorded at cost minus impairment, if any, plus or minus the Company’s share of the equity method investees’ income or loss recorded in the income statement.
•Equity investments in publicly listed companies is classified as an equity security with a readily determinable fair value. It is measured and recorded at fair value on a recurring basis, with both realized and unrealized changes in fair value recognized in the Consolidated Income Statements. Fair value is determined based on quoted market prices.
For certain non-marketable equity securities and equity method investments, the Company has elected to apply the net asset value (“NAV”) practical expedient, where NAV is the estimated fair value of the investments. For these securities, estimated fair values are determined based on the indicated market values of the underlying assets or investment portfolios. Income statement activity for all equity investments is recorded in Income (loss) from equity investments, net, in the Consolidated Income Statements.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
Convertible Loans Receivable
Convertible loans receivable consisted of convertible loans to certain entities. The Company elected to apply the fair value option to account for such convertible loans receivable. Under the fair value option, such convertible loans receivable were measured initially and subsequently at fair value with changes in fair value recorded in other non-operating income (loss), net in the Consolidated Income Statements. Convertible loans receivable were included in other non-current assets on the Consolidated Balance Sheets. As of March 31, 2026, the Company had no outstanding convertible loans receivable, as all such balances were settled in full during the fiscal year ended March 31, 2026.
Available-For-Sale Debt Securities
The Company holds investments in redeemable convertible preferred shares that are classified as available-for-sale and recorded at fair value within other non-current assets on the Consolidated Balance Sheets. These instruments are not publicly traded and are valued using Level 3 inputs, including discounted cash flow and option-pricing models that incorporate significant unobservable inputs. Unrealized gains and losses from changes in fair value are recognized in other comprehensive income on the Consolidated Balance Sheets. If the fair value of an investment declines below its cost basis and the decline is determined to be credit-related, a loss is recognized in earnings with a corresponding allowance, while non-credit-related losses remain in other comprehensive income. Realized gains and losses are recognized in earnings upon disposition.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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

Arm Holdings plc
Notes to Consolidated Financial Statements
The Company completed its annual goodwill impairment test in the fourth fiscal quarter of the fiscal year ended March 31, 2026. After conducting a qualitative review, the Company concluded that it was more likely than not that the fair value was more than the carrying value of the Company’s single reporting unit. Accordingly, there was no indication of impairment.
Intangible Assets, Net
Intangible assets primarily represent acquired intangible assets including those acquired separately, such as computer software and purchased patents and licenses to use technology, as well as those acquired through business combinations such as developed technology and customer relationship assets.
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
The cost of intangible assets is amortized and recorded on the income statement on a straight-line basis over the estimated useful lives of the underlying assets. Useful lives are reviewed each year and adjustments are made, where applicable, on a prospective basis. The estimated useful lives of the Company’s intangible assets are as follows:

Patents and licenses	3 – 11 years
Internal-use software	3 – 5 years
Developed technology	1 – 8 years
Customer relationships	1 – 6 years
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
The Company capitalizes certain development costs related to software acquired, developed or modified for internal use, along with certain costs incurred in connection with the implementation of internal use software. Costs related to certain application development activities, such as personnel and related employee benefits expenses for employees who are directly associated with and who devote time to the project, are subject to capitalization. Internal-use software is capitalized when management has authorized and committed to funding the software project and it is probable that the project will be completed, and the software will be used to perform the function intended. Amortization begins once the software is ready for its intended use, and amortization expense is generally recognized on a straight-line basis over the software’s estimated useful life between three and five years.
Capitalized costs related to internal use software, net of accumulated amortization, are included in intangible assets, net on the Consolidated Balance Sheets and amortization expense is recognized in research and development and selling, general and administrative expenses in the Consolidated Income Statements.
Property and Equipment, Net
Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Cost comprises expenditures directly attributable to the purchase of the asset. Assets are depreciated to their estimated residual value, on a

Arm Holdings plc
Notes to Consolidated Financial Statements
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
Estimated useful lives of the Company’s property and equipment are as follows:

Leasehold improvements	Shorter of 5 – 10 years or the remaining lease term
Equipment	3 – 7 years
Fixtures and vehicles	3 – 5 years
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
The Company recognizes a lease as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. Finance lease right-of-use assets that were previously included in property and equipment, net have been reclassified to finance lease right-of-use assets on the Consolidated Balance Sheets. Finance lease liabilities continue to be included in other current liabilities and other non-current liabilities on the Consolidated Balance

Arm Holdings plc
Notes to Consolidated Financial Statements
Sheets. Finance lease assets are amortized on a straight-line basis over the lease term, with the interest component included in interest expense and recognized using the effective interest method over the lease term.
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
Derivative Financial Instruments and Hedge Activities
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk arising from operating expenses within research and development and selling, general and administrative expenses that are denominated in foreign currency, predominantly British Pound Sterling (“GBP”). These contracts are designated as cash flow hedges for hedge accounting treatment. Gains or losses on the contracts are recorded in accumulated other comprehensive income (loss) and reclassified to operating expenses when the related operating expenses are recognized in net income (loss) or ineffectiveness should occur.
All derivatives are recorded at fair value as either an asset or liability. For derivatives not designated as hedges, adjustments to reflect changes in the fair value of the derivatives are included in earnings in other non-operating income (loss), net in the Consolidated Income Statements.
All foreign currency forward contracts were designated as cash flow hedges in designated hedging relationships with the forecasted foreign denominated cash flows as the hedged transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future foreign denominated cash flows is 12 months. For cash flow hedges that qualify and are designated for hedge accounting, the change in fair value of the derivative is recorded in the net change in fair value of the effective portion of designated cash flow hedges on the Consolidated Statements of Comprehensive Income, and subsequently recognized in research and development and selling, general and administrative expenses in the Consolidated Income Statements when the hedged transaction affects earnings.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
Revenue for the Company’s major product offerings consists of the following:
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Where arrangements include royalty buydowns or upfront minimum royalty commitments, the Company treats them as fixed contract consideration under licensing revenue. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
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
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and the customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using an input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services does not create an asset with an alternative use. In certain arrangements, the Company also provides customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
•Third party arrangements — In certain arrangements, the Company arranges for third parties to provide products or services to customers. Revenue is recognized on a gross basis when the Company controls the product or service, and on a net margin basis when it acts as an agent. In agent arrangements, control passes directly from the third party to the customer, and the Company bears no inventory or performance risk.
Royalty Revenue
For most IP license agreements, royalties are collected on products that incorporate the Company’s IP. The Company applies the royalty exception, under which revenue is recognized when the subsequent sale or usage occurs, assuming control of the license to which the royalty relates has transferred to the customer. Accordingly, royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it

Arm Holdings plc
Notes to Consolidated Financial Statements
contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Significant Judgments
Identification of the Contract with the Customer
The Company accounts for a contract as a revenue contract when all of the following criteria are met:
•The contract has been approved in writing by the parties to the contract, and the parties are committed to perform their respective obligations;
•The Company can identify each party’s rights regarding goods or services to be transferred;
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
The Company considers relevant facts and circumstances in assessing whether a contract contains a significant financing component. Based on the nature of the Company’s revenue arrangements, payment terms generally do not provide a significant financing benefit to either the customer or the Company. The Company applies the practical expedient in ASC 606 and did not evaluate contract terms where the time period between payment and service delivery is one year or less for the existence of a significant financing component. A significant financing component is identified only where contract-specific facts and circumstances indicate that the timing of payments differs significantly from the transfer of goods or services. In such cases, the Company adjusts the transaction price to reflect the time value of money.

Arm Holdings plc
Notes to Consolidated Financial Statements
Allocation of Transaction Price
Judgment is required when estimating standalone selling prices (SSPs). There is also judgment involved in determining whether the pricing of certain performance obligations is highly variable or uncertain.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
Customer deposits primarily relate to payments received from customers which could be refundable pursuant to the terms of the contract and are in other current liabilities on the Consolidated Balance Sheet.
Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing products and services, and not to provide or receive financing. Financing components have generally been insignificant in the context of the Company’s contracts; however, where a significant financing component exists, it is separately identified and accounted for.
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
Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Accounts receivables are written off after all reasonable means to collect the full amount (including litigation, where appropriate) are exhausted. For the fiscal years ended March 31, 2026, 2025 and 2024, write-offs and recoveries of customer receivables were immaterial to the consolidated financial statements.
The Company recognizes an allowance for losses on contract assets based on a similar approach used for receivables under the current expected credit loss model. As of March 31, 2026 and 2025, the loss allowance for contract assets was immaterial.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
The Company expenses share-based compensation over the requisite service period of the awards, which is generally equivalent to the vesting term. Compensation cost is recorded only for those awards expected to vest. Share‑based compensation cost for employees associated with the development of internal-use software is capitalized only to the extent the cost is directly related to the qualifying internal‑use software projects.
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
Prior to the IPO, an initial public offering was not considered probable until it has occurred. Accordingly, RSUs that were subject to vesting on the earliest of (1) change of control, (2) initial public offering, or (3) passage of time, were expected to vest and be settled in cash upon the passage of time. For liability-classified awards, the weighted average fair value of the RSUs was measured at each reporting date using the Monte Carlo simulation model or a discounted cash flow approach. Similarly, the fair value for equity-classified awards was measured at the grant date using the discounted cash flow approach.
For the periods prior to the IPO in the fiscal year ended March 31, 2024, the Company used the Monte Carlo simulation model, the income approach and/or market-calibration approach based on comparable publicly traded companies in similar lines of businesses to measure the RSUs. The Monte Carlo simulation model simulates the Company’s equity value at an assumed listing exit event in order to determine the RSU vesting percentage. The model simulates the RSU vesting percentage over numerous iterations, and the average of all iterations is determined to be the fair value of an RSU. The model then discounts the future value of the RSU at the assumed listing exit event date back to the valuation date based on the relevant risk-free interest rate. The Monte Carlo simulation model incorporates various assumptions such as expected stock price volatility until a liquidity event, expected dividend yield, risk-free interest rate, and expected time to complete an initial public offering.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
Government Incentives
The Company receives refundable tax credits to compensate for its research activities. In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-10, which establishes the accounting and presentation guidance for such government incentives received by business entities. As of March 31, 2026, the Company has not yet adopted ASU 2025-10. ASU 2025-10 is effective for the Company’s fiscal year ending March 31, 2030. Until the Company adopts ASU 2025-10, the Company follows interpretative guidance issued and commonly applied by financial statement preparers that allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances, the Company determined it most appropriate to account for the government incentive by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
Under the provisions of IAS 20, a government grant is recognized when there is reasonable assurance the Company will meet the terms for receiving and realizing the benefit. IAS 20 does not define “reasonable assurance,” however, based on certain interpretations, it is analogous to “probable” as defined under GAAP, which is the definition the Company has applied. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes the related (i.e. qualified) expenses. Further, IAS 20 permits for the recognition in earnings either separately under a general heading such as other income, or as a reduction of the related expenses. The Company has elected to recognize the benefit as a reduction of the related expenses in research and development in the Consolidated Income Statements. For the fiscal years ended March 31, 2026, 2025 and 2024, the government incentive benefit recognized in research and development expenses was $148.9 million, $114.2 million and $107.9 million, respectively.
Income Taxes
The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.
Valuation allowances are established when necessary to reduce deferred tax assets to the net amount that is more likely than not to be realized. In assessing the need for a valuation allowance, all available evidence is considered, both positive and negative, including historical levels of income, estimates of future taxable income, and the feasibility of tax planning

Arm Holdings plc
Notes to Consolidated Financial Statements
strategies. The Company regularly assesses the need for a valuation allowance. If there is a change in the determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted to income tax expense in the period in which such determination is made.
The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position is sustainable upon examination by the taxing authority, based solely on its technical merits. The tax benefit recognized is measured as the largest amount of benefit that is more than 50% likely to be realized upon settlement with the taxing authority. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense.
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
2 - Recent Accounting and Disclosure Pronouncements
Recently adopted accounting pronouncements
Income Taxes (Topic 740), Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted ASU 2023-09 prospectively in the annual financial statements for the fiscal year ended March 31, 2026. See Note 16 - Income Taxes for further information.
Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software: In September 2025, the FASB issued ASU 2025-06, which amends certain aspects of the accounting for and disclosure of software costs under Accounting Standards Codification 350-40, Internal-Use Software. ASU 2025-06, which can be applied prospectively, retrospectively, or with a modified transition approach, is effective for the Company’s fiscal year ending March 31, 2029, and interim periods in the same annual reporting period. Early adoption is permitted. The Company adopted ASU 2025-06 prospectively in the annual financial statements for the fiscal year ended March 31, 2026. The adoption of ASU 2025-06 did not have a material impact on the Company’s consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses: In November 2024, the FASB issued ASU 2024-03, which requires incremental disclosures to disaggregate income statement expense items. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date, which revised the effective date of ASU No. 2024-03 for interim periods. ASU 2024-03 and ASU 2025-01 are effective for the Company’s fiscal year ending March 31, 2028, and interim periods within our fiscal years beginning after April 1, 2028. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 and ASU 2025-01 on its consolidated financial statements and disclosures.
Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets: In July 2025, the FASB issued ASU 2025-05, which provides a practical expedient to measure credit losses on current accounts receivable and current contract assets under Accounting Standards Codification 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for the Company’s fiscal year ending March 31, 2027, and interim periods in the same annual reporting period. Early adoption is permitted. The Company does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures. The Company will adopt this standard for the fiscal year beginning April 1, 2026.

Arm Holdings plc
Notes to Consolidated Financial Statements
Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) – Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract: In September 2025, the FASB issued ASU 2025-07, which refines the scope for derivatives to clarify which contracts are subject to derivative accounting and clarifies share-based noncash consideration from a customer in a revenue contract. ASU 2025-07, which can be applied prospectively or with a modified transition approach, is effective for the Company’s fiscal year ending March 31, 2028, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-07 on its consolidated financial statements.
Derivatives and Hedging (Topic 815) – Hedge Accounting Improvements: In November 2025, the FASB issued ASU 2025-09, which refines hedge accounting to more closely align an entity’s financial reporting with the economics of risk management activities, including expanded eligibility to hedge groups of forecasted transactions, introduces a new model for “choose-your-rate” debt instruments, and certain changes that avoid automatic redesignation when the hedged risk is revised if effectiveness is maintained. ASU 2025-09, which has to be applied prospectively for all hedging relationships, is effective for the Company’s fiscal year ending March 31, 2028, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-09 on its consolidated financial statements.
Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities: In December 2025, the FASB issued ASU 2025-10, which establishes the accounting and presentation guidance for government grants received by business entities. ASU 2025-10, which can be applied modified prospectively, modified retrospectively, or retrospectively, is effective for the Company’s fiscal year ending March 31, 2030, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.
Interim Reporting (Topic 270) – Narrow-Scope Improvements: In December 2025, the FASB issued ASU 2025-11, which clarifies when ASC 270 applies and adds a comprehensive list of interim disclosure requirements from other Codification topics. The ASU 2025-11 also introduces a disclosure principle requiring entities to disclose events since the last annual period that have a material impact, and specifies the form and content of condensed interim financial statements. ASU 2025-11, which can be applied prospectively or retrospectively to any or all prior periods presented, is effective for the Company’s fiscal year ending March 31, 2029, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its consolidated financial statements.

Arm Holdings plc
Notes to Consolidated Financial Statements
3 - Balance Sheet Components
Certain balance sheet components are as follows:
Prepaid expenses and other current assets consist of:

	As of
(in millions)	March 31, 2026	March 31, 2025
Research and development tax credit receivables	$120	$103
Prepayments	169	107
Other receivables	69	46
Total prepaid expenses and other current assets	$358	$256
Accrued compensation and benefits consist of:

	As of
(in millions)	March 31, 2026	March 31, 2025
Accrued bonus, commissions, and cash awards	$26	$24
Accrued vacation and sabbatical	114	99
Accrued salaries and fringe benefits	7	12
Employee Stock Purchase Plan liability	7	5
Total accrued compensation and benefits	$154	$140
Other current liabilities consist of:

	As of
(in millions)	March 31, 2026	March 31, 2025
Employee related payroll taxes and payables (1)	$119	$200
Accrued expenses and fees	145	99
Electronic design automation liabilities	78	47
Trade payables (including payables to related parties of $20 and $11 as of March 31, 2026 and 2025, respectively)	80	63
Customer deposits	—	7
Finance lease liabilities	25	10
Total other current liabilities	$447	$426
(1)    Employee related payroll taxes and payables are primarily related to vested RSUs during the three months ended March 31, 2026 and 2025, respectively, which will be or were, as applicable, paid in the subsequent quarter.
Other non-current liabilities consist of:

	As of
(in millions)	March 31, 2026	March 31, 2025
Electronic design automation liabilities	$97	$40
Other non-current liabilities	64	39
Total other non-current liabilities	$161	$79

Arm Holdings plc
Notes to Consolidated Financial Statements
4 - Revenue
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Fiscal Year Ended March 31,
	External Customers			Related Parties			Total
(in millions)	2026	2025	2024	2026	2025	2024	2026	2025	2024
License and Other Revenue (1)	$1,298	$1,421	$1,051	$1,009	$418	$380	$2,307	$1,839	$1,431
Royalty Revenue	2,123	1,763	1,458	490	405	344	2,613	2,168	1,802
	$3,421	$3,184	$2,509	$1,499	$823	$724	$4,920	$4,007	$3,233
(1)    Includes over-time revenue of $1,080 million, $467 million and $121 million and point-in-time revenue of $1,227 million, $1,372 million and $1,310 million for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.
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

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
United States	$1,761	$1,716	$1,413
PRC (1)	874	749	697
Japan	825	296	121
Taiwan	695	629	522
Republic of Korea	392	324	308
Other countries	373	293	172
Total	$4,920	$4,007	$3,233
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.
For the fiscal year ended March 31, 2026, the Company had three customers that collectively represented 42% of total revenue, with the single largest customer accounting for 16% of total revenue, the second largest customer accounting for 14% of total revenue, and the third largest customer accounting for 12% of total revenue. For the fiscal year ended March 31, 2025, the Company had four customers that collectively represented 49% of total revenue, with the single largest customer accounting for 17% of total revenue, the second largest customer accounting for 11% of total revenue, the third largest customer accounting for 11% of total revenue, and the fourth largest customer accounting for 10% of total revenue. For the fiscal year ended March 31, 2024, the Company had three customers that collectively represented 42% of total revenue, with the single largest customer accounting for 21% of total revenue, the second largest customer accounting for 11% of total revenue and the third largest customer accounting for 10% of total revenue. No other customer represented 10% or more of total revenue for the fiscal years ended March 31, 2026, 2025 and 2024.

Arm Holdings plc
Notes to Consolidated Financial Statements
Receivables
A summary of the components of accounts receivable, net is as follows:

	As of
(in millions)	March 31, 2026	March 31, 2025
Accounts receivable	1,331	1,127
Allowance for current expected credit losses	(31)	(20)
Total accounts receivable, net	1,300	1,107
As of March 31, 2026, the customer with the largest total receivables balance represented 22% of total receivables, the customer with the second largest total receivables balance represented 12% of total receivables, the customer with the third largest total receivables balance represented 11% of total receivables and the customer with the fourth largest total receivables balance represented 10% of total receivables. As of March 31, 2025, the customer with the largest total receivables balance represented 26% of total receivables, the customer with the second largest total receivables balance represented 19% of total receivables, and the customer with the third largest total receivables balance represented 12% of total receivables. No other customer represented 10% or more of receivables as of March 31, 2026 or 2025.
A summary of the movement in the allowance for current expected credit losses is as follows:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Beginning balance	$20	$3	$3
Additional (reversal of) provision	11	17	—
Ending balance	$31	$20	$3
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. When revenue recognized exceeds the amount billed to the customer, the Company records a contract asset. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $1,436.2 million and $1,121.7 million due to the timing of billings to customers, which fell into subsequent periods, as of March 31, 2026 and 2025, respectively, offset by $1,127.3 million and $709.8 million of contract assets transferred to accounts receivable, as of March 31, 2026 and 2025, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

	As of
(in millions)	March 31, 2026	March 31, 2025
Beginning balance April 1,	$911	$915
Customer prepayment and billing in advance of performance	581	371
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(149)	(131)
Revenue recognized in the period that was included in the contract liability balance during the period	(297)	(244)
Ending balance	$1,046	$911

Arm Holdings plc
Notes to Consolidated Financial Statements
Satisfied Performance Obligations
For the fiscal years ended March 31, 2026, 2025 and 2024, revenue recognized from previously satisfied performance obligations in prior reporting periods was $2,616.9 million, $2,179.4 million and $1,866.6 million, respectively. These amounts primarily represent royalties earned during the period.
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
As of March 31, 2026, the aggregate transaction price allocated to remaining performance obligations was $2,071.4 million.
The Company expects to recognize approximately 28% of remaining performance obligations as revenue over the next 12 months, 21% over the subsequent 13-to 24-month period, and the remainder thereafter.
5 - Acquisitions and Divestitures
Divestitures
On August 26, 2025, the Company completed the sale of its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os to Cadence Design Systems, Inc. (“Cadence”) pursuant to the terms of the definitive agreement entered into in April 2025. For the fiscal year ended March 31, 2026, the Company recognized pre-tax gain on business divestiture of $131.0 million in other non-operating income (loss), net in the Consolidated Income Statements. This transaction did not meet the criteria for presentation as discontinued operations as it does not represent a strategic shift that has a major effect on the Company's operations or financial results. In connection with the sale, the Company entered into a transition services agreement pursuant to which the Company and Cadence are providing certain transition support services to each other for a period of up to 18 months following completion of the sale. The estimated amounts of the transition services are not expected to be material.
Acquisitions
In October 2025, the Company entered into a definitive agreement to acquire all of the outstanding equity interests of DreamBig Semiconductor, Inc. (“DreamBig”) for approximately $265.0 million in cash, subject to purchase price adjustments. The addition of DreamBig’s advanced networking capabilities, technology, and engineering expertise is expected to enhance the Company’s portfolio and help it deliver more complete solutions. The transaction is expected to close by the end of the second quarter of the fiscal year ending March 31, 2027, subject to customary closing conditions, including the receipt of regulatory approvals.

Arm Holdings plc
Notes to Consolidated Financial Statements
6 - Goodwill
As of March 31, 2026 and 2025, the Company had a goodwill balance of $1,623.2 million and $1,620.0 million, respectively. The period-over-period changes in goodwill for the fiscal years ended March 31, 2026 and 2025 were due to foreign currency translation adjustments. The Company did not record any goodwill impairment for the fiscal years ended March 31, 2026, 2025 and 2024.
7 - Intangible Assets, Net
Information related to intangible assets is as follows:

	As of March 31,
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted Average Remaining Life
(in millions except for years)	2026	2025	2026	2025	2026	2025	2026	2025
Patents & licenses	$45	$146	$23	$117	$22	$29	4.3	5.0
Developed technology	104	139	104	139	—	—	—	—
Internal-use software	450	356	255	234	195	122	2.9	2.1
Intangible assets subject to amortization	599	641	382	490	217	151
Intangible assets under development	13	—	—	—	13	—	—	—
Total intangible assets	$612	$641	$382	$490	$230	$151
Information regarding amortization expense for intangible assets is as follows:

	Fiscal Years Ended March 31,
(in millions)	2026	2025	2024
Cost of sales	$2	$2	$6
Research and development	79	64	57
Selling, general and administrative	18	21	23
Total amortization expense	$99	$87	$86
The Company capitalized $173.6 million, $86.2 million and $68.8 million, and amortized $92.3 million, $79.8 million and $73.7 million of internal-use software in the fiscal years ended March 31, 2026, 2025 and 2024, respectively.
Estimated future amortization of intangible assets subject to amortization is as follows:

(in millions)	As of March 31, 2026
2027	$98
2028	51
2029	33
2030	31
2031 and thereafter	4
Total future amortization expense	$217

Arm Holdings plc
Notes to Consolidated Financial Statements
8 - Property and Equipment, Net
Information regarding property and equipment, net is as follows:

	As of
(in millions)	March 31, 2026	March 31, 2025
Leasehold improvements	$218	$167
Equipment	914	545
Fixtures and vehicles	63	47
Construction in progress	129	41
Total property and equipment, gross	1,324	800
Less: Accumulated depreciation	(552)	(446)
Total property and equipment, net	$772	$354
Finance lease right-of-use assets that were previously included in property and equipment, net have been reclassified to finance lease right-of-use assets on the Consolidated Balance Sheets to conform to current period presentation.
Depreciation expense for the fiscal years ended March 31, 2026, 2025 and 2024, was $122.6 million, $83.3 million and $71.0 million, respectively. There was no impairment of property and equipment for the fiscal years ended March 31, 2026, 2025 and 2024.
As of March 31, 2026 and 2025, the Company had ARO liabilities of $13.8 million and $12.8 million related to leasehold improvements, recorded in other current and other non-current liabilities on the Consolidated Balance Sheets. There were immaterial changes in ARO liabilities in the fiscal years ended March 31, 2026, 2025 and 2024.
As of March 31, 2026 and 2025, the Company had $5.5 million and $7.1 million, respectively, of retirement assets recorded in property and equipment, net on the Consolidated Balance Sheets.
9 - Leases
The Company has operating and finance leases for property, IT and automobiles. The Company’s operating leases have lease terms expiring between calendar years 2026 and 2044. The Company’s lease agreements do not contain residual value guarantees, material variable payment provisions or material restrictive covenants.
Finance lease right-of-use assets that were previously included in property and equipment, net have been reclassified to finance lease right-of-use assets on the Consolidated Balance Sheets to conform to current period presentation. Finance lease liabilities continue to be included in other current liabilities and other non-current liabilities on the Consolidated Balance Sheets.
The Company did not have material short-term leases and did not incur any material variable lease expenses for all periods presented. No material gains or losses were recognized on lease terminations during the fiscal years ended March 31, 2026, 2025 and 2024.

Arm Holdings plc
Notes to Consolidated Financial Statements
Lease expense components are as follows:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Operating lease cost	$59	$39	$34

Finance lease cost:
Amortization of right-of-use assets	$27	$13	$5
Interest on lease liabilities	3	1	—
Total finance lease cost	$30	$14	$5
Supplemental disclosures of cash flow information related to leases are as follows:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$(44)	$(37)	$(35)
Operating cash flows used for finance leases	$3	$1	$—
Financing cash flows used for finance leases	$(26)	$(23)	$(10)

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$98	$146	$28
Finance leases	$56	$33	$21

Arm Holdings plc
Notes to Consolidated Financial Statements
Supplemental balance sheet information related to leases are as follows:

	As of
(in millions, except lease term and discount rate)	March 31, 2026	March 31, 2025
Operating leases
Operating lease right-of-use assets	$379	$320

Operating lease liabilities	$39	$30
Non-current portion of operating lease liabilities	$393	$316
Total operating lease liabilities	$432	$346

Finance leases
Finance lease right-of-use assets, net	$69	$40

Other current liabilities	$25	$10
Other non-current liabilities	$34	$15
Total finance lease liabilities	$59	$25

Weighted Average Remaining Lease Term (in years)
Operating leases	12.05	13.76
Finance leases	2.84	3.39

Weighted Average Discount Rate
Operating leases	4.32%	4.23%
Finance leases	5.07%	5.43%
Maturity of lease liabilities as of March 31, 2026 is as follows (in millions):

Fiscal Year	Operating Leases	Finance Leases
2027	$50	$26
2028	56	21
2029	57	15
2030	52	—
2031	48	—
Thereafter	286	—
Total lease payments	549	62
Less imputed interest	(117)	(3)
Total	$432	$59
Less: current portion of lease liabilities	(39)	(25)
Non-current portion of lease liabilities	$393	$34
As of March 31, 2026, the Company had seven leases signed but not yet commenced, with an aggregate lease value of approximately $76.0 million and lease terms expiring through 2035.

Arm Holdings plc
Notes to Consolidated Financial Statements
10 - Equity Investments
A summary of the components of equity investments is as follows:

	As of
(in millions)	March 31, 2026	March 31, 2025
Equity method investments under fair value option	$148	$300
Equity investments in publicly listed companies	96	98
Equity method investments under equity method	13	16
Non-marketable equity securities	130	151
Total equity investments	$387	$565
Income (loss) from equity investments, net is as follows:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Equity investments in publicly listed companies	$(6)	$43	$—
Equity method investments (1)	(5)	(274)	(17)
Non-marketable equity securities (includes NAV)	25	(6)	(3)
Total income (loss) from equity investments, net	$14	$(237)	$(20)
(1)Includes equity method investments where the Company elected the fair value option, including those under the net asset value (“NAV”) practical expedient, along with investments accounted for under the equity method.
Equity Method Investments
Details of the Company’s equity method investments as of March 31, 2026 are as follows:
Investments under equity method of accounting:

Name	Ownership Interest %
Arm IOT Fund LP (Taiwan)	25.8%
Accelerator Advisory Limited(1)	16.1%
HOPU-ARM Holding Company Limited(2)	10.0%
DeepTech Labs Fund 1 LP	37.0%
Socratic Partners I LP	3.2%
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
For the fiscal years ended March 31, 2026, 2025 and 2024, income (loss) from equity method investments not accounted under the fair value option or the NAV practical expedient was immaterial.
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the funds based on the indicated market values of the underlying assets or investment portfolios. As of March 31, 2026 and 2025, the carrying value of equity method investments under the fair value option measured at NAV was $91.3 million and $100.3 million, respectively.
For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized losses from changes in fair value of $6.7 million, $6.0 million, and $2.8 million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net in the Consolidated Income Statements.
Acetone Limited
As of March 31, 2026 and 2025, the carrying value of the Company’s equity method investment in Acetone Limited was $56.5 million. For the fiscal year ended March 31, 2026, the Company did not recognize fair value losses with respect to its investment in Acetone Limited. For the fiscal years ended March 31, 2025 and 2024, the Company recognized fair value losses with respect to its investment in Acetone Limited of $20.0 million and $15.9 million, respectively, in income (loss) from equity investments, net in the Consolidated Income Statements.
Ampere
On March 19, 2025, SoftBank Group Corp. (“SoftBank Group”) announced that it entered into an agreement to acquire all of the outstanding equity interests of Ampere. The transaction closed in November 2025. In December 2025, the Company, as a minority shareholder of Ampere, received $143.4 million in gross proceeds for its equity interest in Ampere and $39.3 million from the settlement of the convertible promissory note with Ampere.
As of March 31, 2025, the carrying value of the Company’s equity method investment in Ampere was $143.4 million. As of March 31, 2026, the Company’s equity method investment in Ampere was no longer outstanding as a result of SoftBank Group’s acquisition of all of the outstanding equity interests of Ampere. For the fiscal years ended March 31, 2026 and 2024, the Company did not recognize any fair value gains or losses with respect to its equity method investment in Ampere in the Consolidated Income Statements. For the fiscal year ended March 31, 2025, the Company recognized fair value losses with respect to its investment in Ampere of $246.4 million in income (loss) from equity investments, net in the Consolidated Income Statements.
As of March 31, 2026, the Company had no outstanding balance related to the convertible promissory note with Ampere. As of March 31, 2025, the outstanding balance of the convertible promissory note with Ampere was $33.8 million, which is included in other non-current assets on the Consolidated Balance Sheets.

Arm Holdings plc
Notes to Consolidated Financial Statements
Equity investments in publicly listed companies
As of March 31, 2026 and March 31, 2025, the carrying value of the Company’s equity investments in publicly listed companies was $96.1 million and $97.9 million, respectively. For the fiscal years ended March 31, 2026 and 2025, the Company recognized fair value gains and (losses) with respect to its equity investments in publicly listed companies of $(5.6) million and $42.6 million, respectively, in income (loss) from equity investments, net in the Consolidated Income Statements.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of March 31, 2026 and 2025, the carrying value of assets measured at NAV was $27.2 million and $15.7 million, respectively. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized gains and (losses) of $5.1 million, $(2.2) million and $0.5 million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.
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
As of March 31, 2026 and March 31, 2025, the carrying value of the Company’s preference shares of Kigen (UK) Limited (“Kigen”), an entity indirectly partially owned by SoftBank Vision Fund L.P., was $16.4 million and $15.0 million, respectively. During the fiscal year ended March 31, 2026, the Company invested another $1.4 million in cash in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
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
The components of gains and (losses), which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient, are as follows:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Observable price adjustments on non-marketable equity securities (includes NAV)	$25	$(2)	$—
Impairment of non-marketable equity securities	—	(4)	(3)
Total income (loss) from equity investments in non-marketable securities, net	$25	$(6)	$(3)
Arduino SA (“Arduino”) was an investment in which the Company had significant influence. The Company no longer has significant influence in Arduino in connection with its acquisition by a third party. Therefore, Arduino is no longer considered a related party. During the fiscal year ended March 31, 2026, the Company received $50.5 million in liquidation proceeds from Arduino.

Arm Holdings plc
Notes to Consolidated Financial Statements
All equity method investments held by the Company are considered long-term to enable ecosystem growth and are non-current assets. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized $6.1 million, $7.5 million and $5.2 million, respectively, in dividends from equity investments measured using the NAV practical expedient. The total amount of financial commitments to existing investees of the Company not provided for in the consolidated financial statements was $25.6 million and $28.1 million as of March 31, 2026 and 2025, respectively.
11 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost, included in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets, is as follows:

	As of
(in millions)	March 31, 2026	March 31, 2025
Loans and other receivables carried at amortized cost
Loans receivable	$10	$27
Other receivables	17	11
Allowance for current expected credit losses	(3)	(20)
Loans and other receivables carried at amortized cost, net	$24	$18
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
As of March 31, 2025, the Company had a loan receivable of $16.6 million from Arduino, previously a related party, that was fully reserved for under the current expected credit loss reserve. During the fiscal year ended March 31, 2026, the Company recognized a reversal for the current expected credit loss reserve with respect to its loan receivable from Arduino of $16.8 million in selling, general, and administrative expenses in the Consolidated Income Statements. In October 2025, the Company received $16.9 million for the full repayment of the loan receivable from Arduino in connection with Arduino’s acquisition by a third party.
As of March 31, 2026 and 2025, the Company had a four-year loan of $3.2 million issued to Cerfe Labs, Inc, a related party, that was fully reserved for under the current expected credit loss reserve for the periods presented.
The remaining loans receivables balance as of March 31, 2026 and 2025 was $7.3 million and $7.1 million, respectively.
Other receivables
As of March 31, 2026 and 2025, balances included in other receivables pertain to lease deposits and other receivables.
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere, which is included in other non-current assets on the Consolidated Balance Sheets. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net in the Consolidated Income Statements. In December 2025, the Company received $39.3 million from the settlement of the convertible loan in Ampere. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized gains on this convertible loan receivable of $5.3 million, $1.8 million and $1.0 million, respectively.

Arm Holdings plc
Notes to Consolidated Financial Statements
Available-For-Sale Debt Securities
In December 2025, the Company completed a transaction to acquire an equity stake in a private entity by subscribing to its preferred shares and paid total consideration of $13.8 million. The Company recorded this investment as an available-for-sale debt security in other non-current assets on the Consolidated Balance Sheets since the preferred shares purchased by the Company are redeemable at the option of the Company and are not in the substance of common stock. As of March 31, 2026, the fair value of available-for-sale debt security is $13.2 million.
12 - Derivatives
As of March 31, 2026, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £405.0 million and the fair value was $(9.5) million. As of March 31, 2026, the Company did not have any foreign currency contracts held without a hedge designation.
As of March 31, 2025, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £335.0 million and the fair value was $4.7 million. As of March 31, 2025, the notional value of outstanding foreign currency contracts held without a hedge designation was €5.0 million and the fair value was $0.0 million.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

	As of
(in millions)	March 31, 2026	March 31, 2025
Designated as cash flow hedges
Foreign currency forward contracts	$544	$428
Non-designated hedges
Foreign currency forward contracts	$—	$5
The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
	As of March 31,		As of March 31,
(in millions)	2026	2025	2026	2025
Designated as cash flow hedges
Foreign currency forward contracts	$—	$7	$10	$2

Arm Holdings plc
Notes to Consolidated Financial Statements
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Consolidated Statements of Comprehensive Income:
Change in gains (losses) recognized in accumulated other comprehensive income (loss) on cash flow hedge derivatives	$8	$9	$8
(Gains) losses reclassified from accumulated other comprehensive income (loss) into income	(22)	(4)	(18)
Income tax benefit (expense) on cash flow hedges	4	(2)	2
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$(10)	$3	$(8)
Consolidated Income Statements, before tax:
Research and development	$14	$2	$10
Selling, general and administrative expenses	$8	$2	$8
(1)    All amounts reported in accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 12 months.
For the fiscal years ended March 31, 2026, 2025 and 2024, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Consolidated Income Statements for these designated cash flow hedges, and all components of each derivative instrument’s gain or loss were included in the assessment of hedge effectiveness.
Non-designated Hedging Instrument Gains (Losses)
The following table presents net gains (losses) on derivatives not designated as hedging instruments recorded in other non-operating income (loss), net in the Consolidated Income Statements:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Foreign currency forward contracts	$—	$—	$(1)
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

Arm Holdings plc
Notes to Consolidated Financial Statements
The following table presents the Company’s fair value hierarchy for assets and liabilities measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected, on a recurring basis:

	As of March 31, 2026				As of March 31, 2025
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$2,456	$—	$—	$2,456	$1,914	$—	$—	$1,914
Short-term investments (1)	850	—	—	850	740	—	—	740
Equity investments (2)	96	—	57	153	98	—	200	298
Available-for-sale debt securities	—	—	13	13	—	—	—	—
Convertible loans receivable	—	—	—	—	—	—	34	34
Foreign currency forward contracts	—	—	—	—	—	7	—	7
Total financial assets	$3,402	$—	$70	$3,472	$2,752	$7	$234	$2,993

Financial liabilities
Foreign currency forward contracts	$—	$10	$—	$10	$—	$2	$—	$2
Total financial liabilities	$—	$10	$—	$10	$—	$2	$—	$2
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with ASC Subtopic 820-10, Fair Value Measurements, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities. See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.
Equity Method Investments

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Fair value of financial assets at the beginning of the period	$200	$466	$482
Fair value losses recognized in the Consolidated Income Statements	—	(266)	(16)
Sale of equity investments	(143)	—	—
Fair value at the end of the period	$57	$200	$466
In December 2025, the Company, as a minority shareholder of Ampere, received $143.4 million in gross proceeds for its equity interest in Ampere. See Note 10 - Equity Investments, for further details.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discount rate, and present value factors.
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of March 31, 2026
(in millions)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$57	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	0.9x - 1.1x

As of March 31, 2025
(in millions)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$200	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.1x - 1.3x
		Ampere – PWER	Probability of exit event	100%
			Time to future exit scenario	0.8 years
Convertible Loans Receivable

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Fair value of financial assets at the beginning of the period	$34	$32	$31
Settlement of convertible note receivable	(39)	—	—
Fair value gains recognized in the Consolidated Income Statements	5	2	1
Fair value at the end of the period	$—	$34	$32
In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which was included in other non-current assets on the Consolidated Balance Sheets. In December 2025, the Company received $39.3 million from the settlement of the convertible loan in Ampere. As of March 31, 2025, the Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere. As of March 31, 2025, the Company has not converted any of its convertible promissory note into equity and did not recognize any credit losses related to this convertible loan.
The fair value of the Ampere convertible loan, prior to settlement, was based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.

Arm Holdings plc
Notes to Consolidated Financial Statements
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis prior to settlement in December 2025 and as of March 31, 2025.
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.
14 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the EBT, constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The EBT may acquire newly issued ordinary shares or ADSs at a nominal value or the trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company in the open market, which purchases may be funded by one or more loans from the Company to the EBT or non-repayable gifts made by the Company to the EBT. As of March 31, 2026 and 2025, the EBT held a nominal number of ADSs, which were purchased from the Company at par value. The market value of ADSs held by the EBT as of March 31, 2026 and 2025 was $2.2 million and $0.2 million, respectively. The ADSs held by the EBT as of March 31, 2025 were, and the ADSs held by the EBT as of March 31, 2026 are expected to be, transferred out of the EBT in order to settle vesting of share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.
15 - Share-based Compensation
The Company had the following share-based payment arrangements during the periods presented:
Restricted Share Units—2019 AEP
In December 2019, an RSU plan was established for all employees of the Company. Vesting of these RSUs under the 2019 AEP requires the continuous service of the employees through the vesting date, is subject to the achievement of a market condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. The Company also maintains a subplan for employees of its subsidiary, Arm Israel, in which RSUs will be settled in cash at the vesting. Employees may elect not to participate in the 2019 AEP. For all periods presented prior to the IPO, a change in control or an initial public offering is generally not considered probable until it has occurred. These awards were expected to be cash settled and therefore were liability-classified. Post-IPO, the 2019 AEP vested on the occurrence of an “exit event” to the extent that the relevant vesting hurdle was met or exceeded. As of October 25, 2023, the Company had determined that the market condition for the 2019 AEP had been met and, therefore, all awards under the 2019 AEP vested at 100% in March 2024. The equity-classified awards were settled in ordinary shares of the Company at the vesting date and neither carry rights to dividends nor voting rights. The liability-classified awards for Arm Israel were settled in cash. The awards were forfeited if an employee left the Company before the RSUs vested. For all periods presented prior to IPO, the aggregate nominal amount of shares over which the Remuneration Committee of the Company’s Board of Directors (the “Remuneration Committee”) was able to grant awards under the 2019 AEP was limited so that awards did not exceed, at any time, an amount equal to 2.2 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. The Company did not grant further awards under the 2019 AEP after the IPO. As of March 31, 2026 and 2025, all RSUs under the 2019 AEP were vested and settled.
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
The following table presents the assumptions used for the RSUs under the 2019 AEP in the periods prior to IPO in the fiscal year ended March 31, 2024:

Fiscal Year Ended
March 31, 2024
Weighted average share price	$56.10
Expected volatility until liquidity event	40%
Time to liquidity event	0.5
Dividend yield	0.00%
Risk free interest rate	5.52%
Restricted Share Units—2019 EIP
In April 2020, a RSU plan was put in place for certain of our executive officers. The vesting of these RSUs under the 2019 EIP requires the continuous service of the employees through the vesting date, was originally subjected to the achievement of a market-condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. At inception of the plan, the market condition target was tied to the valuation of the Company upon vesting. In September 2022, the Company modified the 2019 EIP to remove the market conditions. Employees may elect not to participate in the 2019 EIP. For all periods presented prior to the IPO, a change in control or an initial public offering is generally not considered probable until it has occurred. These awards were expected to be cash settled and therefore were liability-classified. In connection with the IPO, the 2019 EIP awards vested and were settled in ordinary shares of the Company and neither carry rights to dividends nor voting rights. The awards were forfeited if an employee left the Company before the RSUs vested. For all periods presented prior to the IPO, the aggregate nominal amount of shares over which the Remuneration Committee was able to grant awards under the 2019 EIP was limited so that awards did not exceed, at any time, an amount equal to 0.3 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. The Company did not grant further awards under the 2019 EIP after the IPO. As of March 31, 2026 and 2025, all RSUs under the 2019 EIP were vested and settled.
The Company did not have any payments for liability-classified share-based awards under the 2019 EIP Plan for the fiscal years ended March 31, 2026, 2025 and 2024.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
share-based compensation to additional paid-in capital on the Consolidated Balance Sheets. Upon the IPO, the awards under the 2019 EIP vested and the Company recognized accelerated share-based compensation cost of $4.1 million for awards outstanding prior to the IPO.
Prior to the IPO in the fiscal year ended March 31, 2024, the Company used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in income approach considers historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.
Restricted Share Units—2022 RSU Plan
In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”) and to grant two types of executive awards to certain of the Company’s executive officers (such awards, the “Annual Awards” and “Launch Awards” and collectively, the “Executive Awards”). The All Employee Awards and Executive Awards were historically disclosed separately due to pre-IPO presentation differences related to classification, but are now disclosed together as post-IPO all are equity-classified, as discussed in more detail below. The All Employee Awards vest in tranches, require continuous service through the vesting date, and are subject to graded vesting over time. At the time of issuance, the Company intended to settle the All Employee Awards in ordinary shares at the vesting date, and such RSU awards were accounted for as equity-classified awards. Launch Awards vest in tranches and require continuous service through the vesting dates and are subject to graded vesting over a period of three years. Annual Awards include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the Annual Awards vest over a three-year period. The Annual Awards that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original fixed monetary amount of the award depending on the achievement of annual performance metrics. The 2022 RSU Plan allows for either cash or share settlement of the RSU awards by tranche at the discretion of the Remuneration Committee. For all periods presented prior to IPO, the aggregate nominal amount of shares over which the Remuneration Committee was able to grant awards under the 2022 RSU Plan was limited so that awards did not exceed, at any time, an amount equal to 4.0 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. The Company did not grant further awards under the 2022 RSU Plan after the IPO.
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
In connection with the IPO, all Executive Awards previously issued under the 2022 RSU Plan were modified to be settled in ordinary shares of the Company. Given the awards were no longer expected to be settled in cash but rather expected to be settled in ordinary shares based on the IPO price of $51.00 per ADS, the modification resulted in a change to the classification of the Executive Awards from liability-classified to equity-classified. The Company accounted for this change as a modification in accordance with ASC 718. As a result of the modification, the Company reclassified $9.1 million and $20.2 million in current portion of accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation, respectively, to additional paid-in capital on the Consolidated Balance Sheets. The modification resulted in an issuance of 1,875,202 RSUs equal to the fixed monetary amount of all Executive Awards outstanding under the 2022 RSU Plan. Upon the occurrence of the IPO, the Company recognized accelerated share-based compensation cost of $9.8 million, for which the service-based vesting condition was satisfied or partially satisfied, at the modification date which affected 14 employees. As of March 31, 2026 and 2025, all the 2022 RSU Plan awards were expected to be settled in ordinary shares at the vesting date.

Arm Holdings plc
Notes to Consolidated Financial Statements
The table below identifies the award activity under the 2022 RSU Plan:

(in millions, except per award amount)	Awards	Weighted Average Grant Date Fair Value Per Award
Outstanding as of March 31, 2025 (1)	7	$47.34
Vested	(6)	$49.55
Outstanding and expected to vest as of March 31, 2026	1	$59.59
(1)    Awards and weighted average grant date per share exclude shares related to certain executive awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
As of March 31, 2026, there was $31.1 million of total unrecognized compensation cost related to awards issued under the 2022 RSU Plan, which are expected to be recognized over a weighted-average period of 0.1 years and there were no liability-classified RSUs under the 2022 RSU Plan.
Prior to the IPO in the fiscal year ended March 31, 2024, the Company used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in the income approach considers historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.
The following table presents the assumptions used for the RSUs under the 2022 RSU Plan in the periods prior to IPO in the fiscal year ended March 31, 2024:

Fiscal Year Ended
March 31, 2024
Average share price	$44.52 - $48.18
Transaction costs	2.50%
Present value per RSU	$43.40 - $46.98
Time to liquidity event (in years)	0.5 - 1.0
Discount for lack of marketability	0.00% - 7.50%
The Arm Non-Executive Directors RSU Award Plan (“NED Plan”)
In September 2022, the Company established the NED Plan for non-executive directors. The RSU awards issued under the NED Plan (the “NED Awards”) are subject to time-based vesting and continued service of the non-executive directors. The NED Plan allows for either cash or share settlement of the awards at the discretion of the Remuneration Committee. As of March 31, 2026 and 2025, all RSUs under the NED Plan were vested and settled.
The number of RSUs granted and outstanding for the fiscal year ended March 31, 2024 was 31,806.
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

Arm Holdings plc
Notes to Consolidated Financial Statements
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
In October 2023, the Company started to grant RSUs and PSUs under the Omnibus Incentive Plan to employees, including executives of the Company. The RSUs and PSUs granted neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. The Omnibus Incentive Plan allows for either cash or share settlement of the awards by tranche, if applicable, at the discretion of the Remuneration Committee. At the time of issuance, the Company intended to settle the RSUs and PSUs in shares at the vesting date and such awards are accounted for as equity-classified awards. The RSUs were granted to existing employees and new hires of the Company and its subsidiaries, Arm Israel and Arm France SAS and vest in tranches, require continuous service through the vesting date and are subject to graded vesting over a period of three to four years. RSUs granted to employees and new hires of subsidiaries in Israel and France substantially share the same terms as the existing RSUs under the 2022 RSU Plan with differences limited to the vesting schedules and, in the case of grants to hires of subsidiaries in France, holding period. PSUs were awarded to executives of the Company and include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the PSUs vest over a three-year period. The PSUs that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original award amount depending on the achievement of annual performance metrics.
In accordance with the terms of the Omnibus Incentive Plan, on April 1, 2025, the total number of ordinary shares available for issuance under the Omnibus Incentive Plan and the ESPP (as defined below) increased by an aggregate of 8,452,110 ordinary shares, or 0.8% of the aggregate number of ordinary shares outstanding as of March 31, 2025, as determined by the Remuneration Committee.
Except for performance awards with specific performance criteria, the Company recognizes share based compensation cost using the straight-line method over the requisite service period of the award, net of estimated forfeitures. Awards are forfeited if an employee leaves the Company before the awards vest.
During the fiscal year ended March 31, 2026, the Company granted PSUs under the Omnibus Incentive Plan with financial, strategic, and relative total shareholder return (“Relative TSR”) as the performance measures. The portion of PSUs granted with Relative TSR as the performance measures are assessed over a three-year performance period relative to the S&P 500 IT Sector Index and have the potential to vest between 0% and 200% of the original award amount depending on the Relative TSR achievement. To determine the grant date fair value of the market conditions component of the awards with Relative TSR-based performance measures, a Monte Carlo simulation model is used. The Company recognizes compensation cost for the Relative TSR awards over the requisite service period based on the grant date fair value.

Arm Holdings plc
Notes to Consolidated Financial Statements
The table below identifies all award activity under the Omnibus Incentive Plan:

(in millions, except per award amount)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2025	11	$118.24
Granted	14	$121.69
Vested	(5)	$117.34
Cancelled and forfeited	(2)	$124.91
Outstanding and expected to vest as of March 31, 2026	18	$120.64
(1)    Awards and weighted average grant date per award exclude shares related to PSUs that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
Other than PSUs with Relative TSR-based performance measures, the Company uses the closing ADS price of the Company on the date of grant as the fair value of awards. As of March 31, 2026, there was $1,719.3 million of total unrecognized compensation cost related to awards issued under the Omnibus Incentive Plan, which is expected to be recognized over a weighted-average period of 1.2 years.
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
The Company used the Black-Scholes valuation model for the fiscal year ended March 31, 2026 to estimate the grant date fair value of shares granted to employees under the ESPP. The following table presents the assumptions used to estimate fair value:

Expected holding period (in years)	0.5
Risk-free interest rate	3.79% - 4.01%
Expected stock price volatility	55.00% - 60.00%
Dividend yield	—%
The first purchase period under the ESPP commenced on March 1, 2025 and ended on August 31, 2025. As of March 31, 2026, there was $13.3 million of total unrecognized compensation cost related to the ESPP expected to be recognized over the remaining term of the offering period ending on August 31, 2026. As of March 31, 2026, 0.7 million ordinary shares or ADSs have been purchased under the ESPP.

Arm Holdings plc
Notes to Consolidated Financial Statements
Share-based Compensation Cost
A summary of share-based compensation cost recognized in the Consolidated Income Statements is as follows:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Cost of sales	$29	$26	$41
Research and development	762	576	728
Selling, general and administrative	261	218	301
Pre-tax share-based compensation cost	$1,052	$820	$1,070
Less: income tax effect	168	144	210
Net share-based compensation cost	$884	$676	$860
The income tax benefit recognized related to awards vested during the fiscal years ended March 31, 2026, 2025 and 2024 was $48.2 million, $108.7 million and $206.2 million, respectively.
For the fiscal year ended March 31, 2026, $3.8 million of share‑based compensation cost was capitalized as internal‑use software. No share-based compensation cost was capitalized for the fiscal years ended March 31, 2025 and 2024.
16 - Income Taxes
The components of income before provision for income taxes are as follows:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
United Kingdom	$828	$526	$139
Foreign	329	194	73
Income before provision for income taxes	$1,157	$720	$212
The benefit (expense) for income taxes consists of the following:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Current:
United Kingdom	$—	$(1)	$2
Foreign	(238)	(145)	(178)
Total current tax benefit (expense)	$(238)	$(146)	$(176)
Deferred:
United Kingdom	$27	$97	$114
Foreign	(42)	121	156
Total deferred tax benefit (expense)	$(15)	$218	$270
Total income tax benefit (expense)	$(253)	$72	$94

Arm Holdings plc
Notes to Consolidated Financial Statements
A reconciliation of the United Kingdom statutory income tax rate to our effective tax rate after the prospective adoption of ASU 2023-09 is as follows:

	Fiscal Year Ended March 31,
	2026
(in millions, except percentages)	Amount	Percent
United Kingdom statutory income tax rate	$(289)	25.0%
Foreign tax effects
United States
State and local income taxes, net of federal income tax effect	30	(2.6)%
Research and development tax credits	35	(3.0)%
Share-based compensation	25	(2.2)%
Withholding tax	(15)	1.3%
Other	3	(0.3)%
China
Withholding tax	(81)	7.0%
Singapore
Withholding tax	(18)	1.6%
South Korea
Withholding tax	(30)	2.6%
Taiwan
Withholding tax	(51)	4.4%
Other foreign jurisdictions	(33)	2.9%
Tax credits
Research and development tax credits	25	(2.2)%
Foreign tax credit	62	(5.4)%
Nontaxable or nondeductible items
Share-based compensation	34	(2.9)%
Foreign tax deduction	36	(3.1)%
Other	(6)	0.5%
Changes in unrecognized tax benefits	(66)	5.7%
Other Adjustments
Patent box benefit	86	(7.4)%
Income tax benefit (expense)	$(253)	21.9%

Arm Holdings plc
Notes to Consolidated Financial Statements
A reconciliation of the tax benefit (expense) at the United Kingdom statutory income tax rate to the actual tax benefit (expense) prior to the adoption of ASU 2023-09 is as follows:

	Fiscal Year Ended March 31,
(in millions)	2025	2024
Income tax benefit (expense) at statutory rate	$(180)	$(53)
Foreign tax rate differential	(10)	(14)
Research and development tax credits	85	94
Change in valuation allowance	—	(4)
Non-deductible/non-taxable items	(10)	(3)
Patent box benefit	38	(4)
Contingency reserve	19	—
Impact of U.K. rate change	(22)	(3)
Withholding tax	(97)	(122)
Gains exempt from U.K. tax	(2)	(3)
Windfall tax benefit associated with share-based compensation	251	206
Income tax benefit (expense)	$72	$94
The significant components of deferred tax assets and liabilities are as follows:

	As of
(in millions)	March 31, 2026	March 31, 2025
Tax losses and research and development tax credits	$522	$549
Share-based compensation	58	41
Lease liabilities	28	25
Fixed assets	25	21
Other	28	38
Total gross deferred tax assets	661	674
Less: Valuation allowance	(11)	(26)
Total deferred tax assets, net of valuation allowance	650	648
Deferred income	(213)	(206)
Outside basis differences	(44)	(52)
Right-of-use assets	(23)	(23)
Acquired intangibles	(6)	(6)
Other	(28)	(1)
Total deferred tax liabilities	(314)	(288)
Net deferred tax assets (liabilities)	336	360
As of March 31, 2026, the valuation allowance was $11.3 million, mostly related to certain U.K. tax loss carryforwards. As of March 31, 2025, the valuation allowance was $26.4 million, mostly related to certain U.K. tax losses and certain state research and development tax credit carryforwards. During the fiscal year ended March 31, 2026, the valuation allowance on our net deferred tax assets decreased by $15.1 million.
As of March 31, 2026, the Company’s U.K. trading loss and R&D expenditure credit carryforwards were $338.9 million and $120.7 million, respectively. These have no expiration date. The Company also has U.S. federal net operating loss carryforwards of $420.0 million, of which $414.1 million has no expiration date and $5.9 million will expire between fiscal years 2034 and 2037. The Company also has state net operating loss carryforwards of $301.8 million, which will expire at various dates through fiscal year 2047. The Company also has U.S. federal research and development tax credit carryforwards of approximately $257.1 million, which will expire between fiscal years 2034 and 2046. In addition, the

Arm Holdings plc
Notes to Consolidated Financial Statements
Company has state research and development tax credit carryforwards of approximately $145.7 million, of which $39.1 million has no expiration date and $106.6 million will expire between fiscal years 2033 and 2046.
Utilization of the U.S. federal net operating loss and research and development tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986, as amended, and similar state provisions. Such annual limitations could result in the expiration of the net operating loss and tax credit carryforwards before their utilization. The events that may cause ownership changes include, but are not limited to, a cumulative stock ownership change of greater than 50% over a three-year period.
The following table reflects changes in gross unrecognized tax benefits:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
Gross unrecognized tax benefits—April 1	$101	$83	$62
Gross increases—tax positions in prior period	88	—	5
Gross decreases—tax positions in prior period	(12)	(11)	(1)
Gross increases—tax positions in current period	23	31	19
Settlements	—	(2)	—
Lapse of statute of limitations	—	—	(1)
Foreign exchange	—	—	(1)
Gross unrecognized tax benefits— March 31	$200	$101	$83
Included in the balance of unrecognized tax benefits as of March 31, 2026, 2025 and 2024, are $171.8 million, $76.0 million and $71.9 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.
The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company recognized (benefit) expense of $2.8 million, $(13.8) million and $1.8 million for interest and penalties associated with income tax liabilities as of March 31, 2026, 2025 and 2024, respectively. As of March 31, 2026, 2025 and 2024, the Company had total accrued interest and penalties of $4.4 million, $1.6 million and $15.5 million, respectively, which is included in other non-current liabilities on the Consolidated Balance Sheets.
While the Company believes it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the position. Accordingly, provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of March 31, 2026, the Company has not identified any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.
The Company is subject to taxation in the United Kingdom and various foreign jurisdictions. As of March 31, 2026, our U.K. tax returns for fiscal year 2019 and all subsequent years remain subject to examination. Our U.S. Federal tax returns remain subject to examination for the calendar year 2003 and most subsequent years.

Arm Holdings plc
Notes to Consolidated Financial Statements
Cash paid for income taxes (net of refunds received) by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the fiscal year ended March 31, 2026 is as follows:

Fiscal Year Ended March 31,
(in millions)	2026
United Kingdom	$—
Foreign
China	81
Taiwan	51
South Korea	30
United States	17
Singapore	18
India	12
Other	14
Total cash paid for income taxes	$223

Arm Holdings plc
Notes to Consolidated Financial Statements
17 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations for the periods presented:

	Fiscal Year Ended March 31,
(in millions, except per share amounts)	2026	2025	2024
Numerator:
Income (loss) attributable to ordinary shareholders — basic and diluted
Net income (loss)	$904	$792	$306
Denominator:
Weighted average ordinary shares used to calculate income (loss) per share — basic (1)	1,061	1,050	1,027
Equity-classified share-based awards	7	13	17
Weighted average ordinary shares used to calculate income (loss) per share — diluted	1,068	1,063	1,044
Income (loss) per share attributable to ordinary shareholders — basic
Net income (loss) per ordinary share - basic	$0.85	$0.75	$0.30
Income (loss) per share attributable to ordinary shareholders — diluted
Net income (loss) per ordinary share - diluted	$0.85	$0.75	$0.29
Securities excluded from diluted net income (loss) per ordinary share because their effect would have been anti-dilutive:
Restricted share units	2	—	—
Employee Stock Purchase Plan	1	—	—
Total	3	—	—
(1)    For the fiscal year ended March 31, 2025, includes weighted average ordinary shares for vested securities without restrictions that were not issued and outstanding as of the end of the reporting period.
18 - Commitments and Contingencies
Litigation
From time to time, the Company may be a party to litigation, government investigations or regulatory proceedings in the ordinary course of business. Because the results of any litigation or other legal proceedings are uncertain, our financial position, results of operations or cash flows could be materially affected by an unfavorable resolution of one or more of these proceedings, claims, or demands. However, management does not currently believe the ultimate resolution of any pending legal matters is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss. In the fiscal year ended March 31, 2023, the Company recorded a loss contingency related to an offer made by the Company to pay $40.0 million in respect of ongoing contractual disputes between the Company and a non-top five customer. That particular customer’s claims arose from a contract dating to a very early period in the Company’s history and that contract is both non-standard and significantly dissimilar from other customers’ contracts. On September 15, 2023, the Company reached an agreement, in which both parties resolved all contractual disputes and reached a mutual understanding of the contractual rights and obligations under the licensing arrangement. As a result, no amount of cash was paid by the Company to the customer with such agreement. The settlement agreement provided alignment of the rights and obligations which were previously agreed

Arm Holdings plc
Notes to Consolidated Financial Statements
with the non-top five customer. In the fiscal year ended March 31, 2024, the liability for litigation was reversed resulting in a reduction of selling, general and administrative expenses by $40.0 million.
No other material amounts related to litigation settlements were recognized in the fiscal years ended March 31, 2026, 2025 and 2024.
Purchase Obligations
In the normal course of business, we contract with various third-party service providers for systems and services to perform certain day-to-day business activities. The Company enters into non-cancelable purchase commitments for cloud computing web services, data centers, software, license and services. As of March 31, 2026, the Company had outstanding non-cancelable purchase obligations of approximately $1,056.5 million with a remaining term of 12 months or longer for periods through 2036.
Arduino Guarantee
As of March 31, 2025, the Company was guarantor for a $5.4 million credit facility available to Arduino, previously a related party. The guarantee was terminated in November 2025, and the Company was released from all obligations. As of March 31, 2026, the Company had no remaining obligations under the guarantee, and no claims were made prior to termination.
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
For the fiscal years ended March 31, 2026, 2025 and 2024, $138.9 million, $125.7 million and $96.7 million, respectively, was recorded in the Consolidated Income Statements related to contributions payable to these plans by the Company at rates specified in the rules of the plans. As of March 31, 2026 and 2025, $9.1 million and $15.1 million, respectively, of contributions due had not been paid over to the plans and was recorded in accrued compensation and benefits on the Consolidated Balance Sheets.
20 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm China in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.2% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized revenue under the terms of the IPLA with Arm China of $790.6 million, $670.4 million and $670.8 million, respectively, and recognized expenses under a service share arrangement with Arm China of $63.3 million, $59.4 million, and $74.1 million, respectively. In the fiscal year ended March 31, 2024, the Company recognized $5.5 million of contract termination costs in disposal, restructuring and other operating expenses, net in the Consolidated Income Statements due to a terminated agreement with Arm China for certain software engineering-related services, which was brought in-house. For the fiscal years ended March 31, 2026 and 2025, the Company did not recognize any contract termination costs in disposal, restructuring, and other operating expenses, net in the Consolidated Income Statements related to Arm China. The Company leases certain assets to Arm China. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized rental income from the assets leased to Arm China of $1.0 million, $1.2 million and $1.7 million, respectively.

Arm Holdings plc
Notes to Consolidated Financial Statements
As of March 31, 2026, the Company had an amount due of $276.2 million ($296.5 million receivable less $20.3 million payable) from Arm China. As of March 31, 2026, the Company had current contract liabilities of $30.3 million and non-current portion of contract liabilities of $23.3 million relating to Arm China. As of March 31, 2025, the Company had an amount due of $284.6 million ($294.5 million receivable less $9.9 million payable) from Arm China. As of March 31, 2025, the Company had current contract liabilities of $80.2 million and non-current portion of contract liabilities of $24.0 million relating to Arm China.
For the fiscal years ended March 31, 2026 and 2025, the Company recognized $12.3 million and $16.0 million, respectively, for expected credit losses against earnings relating to Arm China. For the fiscal year ended March 31, 2024, the Company did not recognize any expected credit losses against earnings relating to Arm China. As of March 31, 2026 and 2025, the Company’s allowance for current expected credit losses related to Arm China was $28.3 million and $16.0 million, respectively, which is reflected in accounts receivable, net on the Consolidated Balance Sheets.
See Note 10 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control by SoftBank Group
During the fiscal years ended March 31, 2026 and 2025, the Company entered into related party transactions with an affiliate of SoftBank Group relating to licensing and service arrangements under the consulting agreement with SoftBank Group (the “Consulting Agreement”). Pursuant to statements of work entered into under the Consulting Agreement during the fiscal year ended March 31, 2025, as amended during the fiscal year ended March 31, 2026, the Company may earn fees for services provided. For the fiscal years ended March 31, 2026 and 2025, revenue from the licensing and servicing arrangements was $704.4 million and $145.5 million, respectively. As of March 31, 2026 and 2025, the Company had current contract assets of $645.8 million and $145.5 million, respectively, from the affiliate of SoftBank Group.
In November 2025, SoftBank Group acquired all of the outstanding equity interests of Ampere, in which the Company previously had an equity investment and over which the Company had significant influence. The Company continues to have licensing and servicing arrangements with Ampere for which the Company may earn fees for services provided. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized revenue of $3.6 million, $3.5 million and $49.3 million, respectively, from Ampere. Effective March 2026, the Company entered into a development agreement with Ampere (the “Ampere Development Agreement”), enabling Ampere to provide development services to the Company under one or more statements of work. For the fiscal year ended March 31, 2026, the Company did not recognize expenses under the Ampere Development Agreement. As of March 31, 2026, the Company had accounts receivable of $0.5 million, current contract assets of $0.5 million, and current contract liabilities of $5.4 million related to contracts with Ampere. As of March 31, 2025, the Company had accounts receivable of $0.7 million, current contract assets of $6.3 million, and current contract liabilities of $0.7 million related to contracts with Ampere. See Note 10 - Equity Investments, for further details on Ampere.
The Company had revenue transactions with other entities by virtue of common control by SoftBank Group besides an affiliate of SoftBank Group and Ampere. For the fiscal years ended March 31, 2026 and 2025, the Company did not recognize material revenue or other income from other entities controlled by SoftBank Group besides an affiliate of SoftBank Group and Ampere. For the fiscal year ended March 31, 2024, the Company recognized revenue of $4.4 million from other entities controlled by SoftBank Group. As of March 31, 2026 and March 31, 2025, the Company did not have accounts receivable, contract assets, or contract liabilities balances on revenue or other income transactions with other entities by virtue of common control by SoftBank Group besides an affiliate of SoftBank Group and Ampere.
Other Equity Investments
The Company has investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, for which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership).

Arm Holdings plc
Notes to Consolidated Financial Statements
For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized aggregate distributions, including liquidation proceeds, dividends and returns of capital from certain equity investments of $59.9 million, $8.2 million and $6.9 million, respectively. See Note 10 - Equity Investments, for further details.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity in which the Company was a member with significant influence. The Company resigned as a member of Linaro and no longer has significant influence in Linaro effective December 1, 2025. Therefore, Linaro is no longer considered a related party. Linaro continues to be a service partner to the Company. For the fiscal years ended March 31, 2026, 2025 and 2024, prior to resignation, the Company incurred subscription and other costs of $6.1 million, $10.4 million and $10.6 million, respectively, from Linaro. As of March 31, 2025, the Company had $0.7 million recorded in other current liabilities on the Consolidated Balance Sheets related to Linaro.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of March 31, 2026, the total unpaid purchase consideration remains in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets; however, Linaro is no longer considered a related party. As of March 31, 2025, the total unpaid purchase consideration was $2.4 million, which was recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets.
Loans to Related Parties
As of March 31, 2025, the Company had a loan receivable of $16.6 million from Arduino, previously a related party. In October 2025, the Company received $16.9 million for the full repayment of the loan receivable from Arduino in connection with Arduino’s acquisition by a third party. Therefore, as of March 31, 2026, the Company did not have a loan receivable with Arduino. During the fiscal year ended March 31, 2026, the Company recognized a reversal for the current expected credit loss reserve with respect to its loan receivable from Arduino by $16.8 million in selling, general, and administrative expenses in the Consolidated Income Statements. As of March 31, 2026 and 2025, the Company had a loan receivable of $3.2 million with Cerfe Labs, Inc, a related party. The loan receivable with Cerfe Labs was fully reserved for under current expected credit loss reserve for the periods presented. See Note 11 - Financial Instruments, for further details regarding these loans.
In December 2025, the Company received $39.3 million from the settlement of the convertible loan in Ampere. As of March 31, 2025, the outstanding balance of the convertible promissory note issued by Ampere, a related party, was $33.8 million. See Note 10 - Equity Investments, for further details on Ampere.
21 - Segment and Geographic Information
The Company operates as a single operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM regularly reviews income and expense items at the consolidated company (reporting segment) level and uses both operating income and net income to evaluate income generated to conclude whether and how to reinvest profits into the entity’s operations, shareholder return, acquisitions or otherwise. Both operating income and net income are also used to monitor budget versus actual results, forecasted information and in competitive analysis.

Arm Holdings plc
Notes to Consolidated Financial Statements
The following table presents selected financial information with respect to the Company's single operating segment for the fiscal years ended March 31, 2026, 2025 and 2024:

	Fiscal Year Ended March 31,
(in millions)	2026	2025	2024
License and Other Revenue	$2,307	$1,839	$1,431
Royalty Revenue	2,613	2,168	1,802
	4,920	4,007	3,233
Less Operating Costs and Expenses:
Staff costs: Salaries, bonuses and benefits	(1,674)	(1,320)	(1,300)
Staff costs: Share-based compensation cost (equity settled)	(1,052)	(820)	(1,037)
Staff costs: Employer taxes related to share-based compensation	(160)	(224)	(176)
Non-staff costs:
Project materials costs, third-party fees paid to consultants, information technology, research and development expenses (excluding employee-related expenses), accounting and legal professional services fees, advertising expenses, and other corporate-related expenses	(881)	(634)	(367)
Amortization	(100)	(87)	(86)
Depreciation	(150)	(96)	(76)
Other non-staff costs	(3)	5	(80)
Operating income (loss)	900	831	111
Operating margin	18%	21%	3%
Income (loss) from equity investments, net	14	(237)	(20)
Interest income, net	111	116	110
Other non-operating income (loss), net	132	10	11
Income (loss) from continuing operations before income taxes	1,157	720	212
Income tax benefit (expense)	(253)	72	94
Net income (loss)	$904	$792	$306
Refer to Note 4 - Revenue for revenue by geographic region.
Long-lived assets by geographic area are as follows:

	As of
(in millions)	March 31, 2026	March 31, 2025
United Kingdom	$628	$444
United States	438	197
Other countries	154	73
Total	$1,220	$714

Arm Holdings plc
Notes to Consolidated Financial Statements
22 - Subsequent Events
In accordance with the terms of the Omnibus Incentive Plan, the total number of ordinary shares available for issuance under the Omnibus Incentive Plan and the ESPP increased by an aggregate of 13,821,271 ordinary shares on April 1, 2026, as determined by the Remuneration Committee.
In April 2026, the Company purchased an additional $67.9 million of Raspberry Pi Holdings plc’s ordinary shares.
In April 2026, the Company entered into an amendment with a cloud computing web services provider to increase the total purchase commitment by $305.0 million through 2029.

B.    Significant Changes
No significant changes have occurred since March 31, 2026, except as otherwise disclosed in this Annual Report.
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
Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended March 31, 2026, and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis by applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot provide any assurances that we will not be a PFIC for the current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status.
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

Unless otherwise provided by the U.S. Treasury, each U.S. person that is a shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report may result in substantial penalties and extend the statute of limitations with respect to the U.S. Holder’s U.S. federal income tax return. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
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
Taxation of Chargeable Gains
A holder of ADSs and/or ADRs which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs and/or ADRs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ADSs and/or ADRs, through a permanent establishment) to which the ADSs and/or ADRs are attributable. However, an individual holder of ADSs and/or ADRs who has ceased to be resident for tax purposes in the U.K. for a period of five years or less and who disposes of ADSs and/or ADRs during that period may be liable on his or her return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).
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
Therefore, you are strongly encouraged to hold your ADSs (representing ordinary shares) in book-entry form through the facilities of the Depository Trust Company.
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

Item 11.    Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates, interest rates and the value of our equity investments. See “Item 8. Financial Information—Note 1 - Description of Business and Summary of Significant Accounting Policies”, “Item 8. Financial Information—Note 12 - Derivatives” and “Item 8. Financial Information—Note 10 - Equity Investments” in the Notes to the Consolidated Financial Statements included in this Annual Report.
Interest Rate Risk
We are exposed to interest rate risk arising on interest-bearing assets that we hold, including cash and cash equivalents, short-term investments, and loans receivable. As of March 31, 2026, a hypothetical 1% increase or decrease in interest rates would have an approximate $25 million (positive or negative, as applicable) impact on our operating results in the consolidated financial statements for the fiscal year ended March 31, 2026.
Foreign Currency Exchange Risk
We are exposed to foreign exchange risk in respect of our revenue and expenses where our revenue and expenses are denominated in a currency other than the functional currency of the transacting entity. Our expenses benefit from a stronger U.S. dollar and are adversely affected by a weaker U.S. dollar. To help mitigate a proportion of this risk, we enter into foreign currency forward contracts. To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expenses, we performed a sensitivity analysis to determine the hypothetical impact that an adverse change in exchange rates would have on our operating expenses. If the U.S. dollar weakened by 10%, our operating expenses could increase by as much as 6%.
Additionally, translational impact arises due to the revaluation of monetary assets and liabilities in the consolidated financial statements, where these are not denominated in USD and on loans to subsidiaries in currencies other than our functional currency. As of March 31, 2026, a hypothetical 10% increase or decrease in the relative value of USD to British pound sterling, the Eurozone Euros, and the Chinese Yuan Renminbi would have an approximate $5 million, $4 million, and $7 million, respectively, (positive or negative, as applicable) effect in other non-operating income (loss), net in the Consolidated Income Statements for the fiscal year ended March 31, 2026.
Equity Price Risk
We are exposed to equity price risk arising in respect to our equity investment portfolio that includes marketable equity securities and non-marketable equity securities. Our investments include privately-held companies, which generally have a higher inherent risk. This could result in a loss of all or part of our investment. These investments could be impaired if the carrying value exceeds the fair value and is not expected to recover. The evaluation of our non-marketable equity investments is based on the timing and accuracy of information provided by these companies, which is not subject to the same disclosure requirements of publicly traded companies. As of March 31, 2026, the amount of marketable equity securities and non-marketable equity securities totaled $387 million.

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
Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. During the fiscal year ended March 31, 2026, we received approximately $1.5 million from the depositary.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
A.    Disclosure Controls and Procedures
Our management, with the participation of our CEO and chief financial officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of March 31, 2026 and concluded that, as of such date, our disclosure controls and procedures were effective as of March 31, 2026. The purpose of these controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, and that such information is accumulated and communicated to our management, including our CEO and our CFO, to allow timely decisions regarding required disclosures.
B.    Management’s Annual Report on Internal Control over Financial Reporting
Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).
Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026. In assessing the effectiveness of our internal control over financial reporting, our management used the framework established in Internal Control Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission.
Based on our evaluation as of March 31, 2026, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.
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
There were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the fiscal year ended March 31, 2026 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
Deloitte & Touche LLP has served as our principal independent registered public accounting firm for the fiscal years ended March 31, 2026 and 2025.

	Fiscal Year Ended March 31,
(in millions)	2026	2025
Audit fees (1)	$12	$13
(1) Audit fees are the aggregate fees billed or expected to be billed for the audit of our financial statements for the fiscal years ended March 31, 2026 and 2025. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.
Pre-Approval Policies and Procedures
Our Audit Committee is responsible for, among other things, approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm and U.K. statutory auditors.
Rule 2-01(c)(7)(i) of Regulation S-X permits the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of fees paid by the Company to its principal accountants, if such engagements were not recognized by the Company at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In the fiscal years ended March 31, 2026 and 2025, the percentage of the total amount of fees paid by the Company to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
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
Controlled Company Status
SoftBank Group beneficially own approximately 86.4% of our outstanding ordinary shares as of May 21, 2026. As a result of SoftBank Group’s ownership, we are a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. As a controlled company, certain exemptions under the rules will mean that we are not required to comply with certain corporate governance requirements, including that (1) a majority of our Board of Directors consists of independent directors, as defined under Nasdaq listing rules, (2) a majority of the independent directors select or recommend its director nominees, (3) the Remuneration Committee be responsible for determining or recommending the compensation of executive officers other than our CEO, and (4) we have a Remuneration Committee that consists entirely of independent directors. We take advantage of the foregoing exemptions. Accordingly, shareholders do not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our ADSs continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—We will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, be eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.”
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
The Company’s Chief Information Security Officer reports to the CFO. This group has industry experience building and leading security teams and is responsible for overseeing data security and Company-wide preparedness. The Chief Information Security Officer is a qualified holder of CISSP and CISM certifications and has served in various roles in information technology and information security for over 10 years. Prior experience includes security leadership roles in financial services.
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

ARM HOLDINGS PLC

Date: May 26, 2026	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)